Form 20-F
Genius Sports Ltd
filed 2021-04-28
CIK 1834489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 20, 2021

Commission File Number: 001-40352

Genius Sports Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Island of Guernsey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Address of Principal Executive Offices)

Donald J. Puglisi, Esq.

Puglisi & Associates

850 Library Avenue #204

Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	GENI	New York Stock Exchange
Warrants	GENI WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On April 20, 2021, the issuer had 178,587,357 outstanding ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENIUS SPORTS LIMITED

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

FREQUENTLY USED TERMS

Unless otherwise stated in this Report on Form 20-F or the context otherwise requires, references to:

“Apax Funds” means certain funds the ultimate general partners of which are advised by Apax Partners LLP.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2020, by and among dMY, TopCo, MidCo, Genius, Merger Sub and Sponsor, a copy of which is filed as Exhibit 4.1 to this Report, and as may be amended from time to time.

“Class A Shares” means dMY’s Class A common stock, par value $0.0001.

“Closing” means the closing of the Business Combination.

“Company” means Genius.

“Continental” means Continental Stock Transfer & Trust Company.

“DGCL” means the Delaware General Corporation Law as the same may be amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Genius” means Genius Sports Limited.

“Genius Board” means the board of directors of Genius.

“Genius Governing Documents” means the Genius Amended and Restated Memorandum of Incorporation and the Genius Amended and Restated Articles of Incorporation.

“Genius ordinary shares” means the ordinary shares of Genius, par value $0.01.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“IPO” means dMY’s August 18, 2020 initial public offering of units, with each unit consisting of one Class A Share and one-third of one warrant, raising total gross proceeds of approximately $276,000,000.

“Merger Sub” means Genius Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Genius.

“MidCo” means Maven Midco Limited, a private limited company incorporated under the laws of England and Wales.

“NewCo” means Galileo Genius Limited, a company incorporated under the laws of Guernsey, and its subsidiaries when the context requires, that changed its name to Genius Sports Limited in connection with the Business Combination.

“NYSE” means the New York Stock Exchange.

“private placement warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of the IPO, with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share.

“public warrants” means the 9,200,000 redeemable warrants sold as part of the units in the IPO.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means dMY Sponsor II, LLC, a Delaware limited liability company.

“Target Companies” means, collectively, TopCo, MidCo, Genius, Merger Sub and all direct and indirect subsidiaries of TopCo.

“TopCo” means Maven Topco Limited, a company incorporated under the laws of Guernsey.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“warrants” means the private placement warrants and public warrants.

EXPLANATORY NOTE

On October 27, 2020, dMY Technology Group, Inc. II, a Delaware corporation (“dMY”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Maven Topco Limited, a company incorporated under the laws of Guernsey (the “TopCo”), Maven Midco Limited, a private limited company incorporated under the laws of England and Wales (“MidCo”), Genius Sports Limited, a company incorporated under the laws of Guernsey (f/k/a Galileo NewCo Limited) (“Genius”), Genius Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Genius (“Merger Sub” and, together with TopCo, MidCo and Genius, the “Target Companies”), and dMY Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”). The transactions contemplated by the Business Combination are referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement, at the closing of the Business Combination (the “Closing”), Genius underwent a pre-closing reorganization (the “Reorganization”) wherein all existing classes of shares of TopCo (except for certain preference shares of TopCo which were redeemed and cancelled as part of the Reorganization (the “Redemption”)) were exchanged for newly issued ordinary shares of Genius (“Genius ordinary shares”). As described in the Business Combination Agreement, solely with respect to the shares of TopCo that were unvested prior to such reorganization and because the holders of such shares have executed and delivered support agreements agreeing to the vesting and restrictions provisions therein, such shares were exchanged for Genius ordinary shares but are still subject to the vesting and restrictions as set forth therein (“Restricted Shares”).

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) dMY’s issued and outstanding shares of dMY Class B common stock, subject to the terms of the Founder Holder Consent Letter (as defined and described below), have converted automatically on a one-for-one basis into shares of dMY Class A common stock; and (b) Merger Sub has merged with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY has become a wholly-owned subsidiary of Genius; (ii) each issued and outstanding unit of dMY, consisting of one share of dMY Class A common stock and one-third of one warrant (the “dMY warrants”), were automatically detached, (iii) each issued and outstanding share of dMY Class A common stock, was converted into the right to receive one Genius ordinary share; (iv) each issued and outstanding dMY warrant to purchase a share of dMY Class A common stock have become exercisable for one Genius ordinary share (the “Genius warrants”); and (v) NewCo changed its name to Genius Sports Limited.

The Business Combination was consummated on April 20, 2021.

Certain amounts that appear in this Report may not sum due to rounding.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report/Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and members of the Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Information about Management, Directors and Nominees,” which is incorporated herein by reference. The business address for each of Company’s directors and executive officers is 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL.

B.	Advisors

Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, and Carey Olsen (Guernsey) LLP, Carey House, Les Banques, St Peter Port, Guernsey, GY1 4BZ, serve as the Company’s external legal counsel.

C.	Auditors

WithumSmith+Brown, PC acted as Genius Sports Limited’s independent auditor for each of the three years in the period ended December 31, 2020, and is expected to continue to act as the Company’s independent auditor for the financial year ending December 31, 2021.

The offices of WithumSmith+Brown, PC are located at 1411 Broadway 9th floor, New York, NY 10018.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Maven Topco Limited

The selected historical consolidated statements of operations and cash flow data of TopCo for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through September 7, 2018 (Predecessor), and the historical consolidated balance sheet data as of December 31, 2020 and 2019 are derived from the audited consolidated financial statements of Topco and its subsidiaries included elsewhere in this Form 20-F.

The information below is only a summary and should be read in conjunction with the Item 5 “Operating And Financial Review And Prospects” and the financial statements, and the notes and schedules related thereto, which are included elsewhere in this Form 20-F.

Statement of Operations Data	Successor			Predecessor
	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
	(dollars in thousands except share and per share data)
Revenue	$149,739	$114,620	$30,578	$57,007
Cost of revenue	114,066	89,311	20,780	31,026

Gross profit	35,673	25,309	9,798	25,981
Total operating expenses	56,711	61,498	19,238	33,778
Loss on warrant and derivative remeasurement	—	—	—	(7,222)
Interest income (expense), net	(7,874)	(6,840)	(1,744)	(2,363)
Gain (loss) on disposal of assets	(8)	(7)	(5)	12
Gain on sale of equity method investment	—	—	—	1,800
Gain on fair value remeasurement of contingent consideration	271	—	—	—
Gain (loss) on foreign currency	114	(2,537)	170	147
Income tax benefit (expense)	(1,813)	5,366	1,258	(104)

Net loss	$(30,348)	$(40,207)	$(9,761)	$(15,527)

Statement of Operations Data	Successor			Predecessor
	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
	(dollars in thousands except share and per share data)

Weighted average common shares outstanding, basic and diluted	1,873,423	1,829,947	1,812,601	2,983,170
Net loss per share, basic and diluted	$(16.20)	$ (21.97)	$(5.38)	$(5.20)
Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$17,073	$2,492	$(193)	$8,839
Net cash provided by (used in) investing activities	(22,656)	(24,623)	(5,887)	(12,095)
Net cash provided by (used in) financing activities	10,096	6,931	(211)	3,566

Balance Sheet Data	Successor
	December 31, 2020	December 31, 2019
Total assets	$391,005	$375,296
Total liabilities	179,757	137,853
Total temporary equity	350,675	318,805
Total shareholders’ deficit	(139,427)	(81,362)

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2020 on:

•	a historical basis; and

•	a pro forma, as adjusted basis, after giving effect to the Business Combination.

	As of December 31, 2020
	Maven TopCo Limited Actual	Pro Forma Combined
	(dollars in thousands)
Cash and cash equivalents	$11,781	$157,519

Debt
Current debt	10,272	24
Long-term debt - less current portion	82,723	90

Total debt	92,995	114

Temporary equity
Preference shares	350,675	—

Stockholders’ equity
Class A common stock	—	1,677
Common shares	24	—
Additional paid-in capital	2,393	749,844
Accumulated deficit	(153,237)	(385,606)
Accumulated other comprehensive income	11,393	11,393

Total stockholders’ equity	(139,427)	377,308

Total capitalization	$304,243	$377,422

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

•

COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our customers and sports organizations and a decrease in consumer spending, and it may continue to do so in the future.

•

We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships or failure to renew or expand existing relationships may cause loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

•

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

•

We and our customers and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to our or our customers’ and suppliers’ products and services, or changes in tax rules and regulations or interpretation thereof related to our or our customers’ and suppliers’ products and services, could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

•

Our collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

•

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

•

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects.

•	We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

•

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

•	We have a history of losses and may not be able to achieve or sustain profitability in the future.

•	If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may decline and our operating results may fluctuate significantly.

•	The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

•	Risks related to the U.K.’s exit from the European Union (“Brexit”) may have a negative effect on global economic conditions, financial markets and our business.

•

Founders and Sellers, whose interests may differ from those of other holders of Genius ordinary shares following the Business Combination, will have the ability to significantly influence Genius’s business and management.

•

Genius may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

•

The unaudited pro forma condensed combined financial information included in the Report may not be indicative of what the combined company’s actual financial position or results of operations would have been.

•

Because Genius is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

•	It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

•

As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

Risks Related to Genius Sports Group’s Business

COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our customers and sports organizations and a decrease in consumer spending, and it may continue to do so in the future.

The recent outbreak of COVID-19 has negatively affected economic conditions regionally as well as globally, and has caused a reduction in consumer spending. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Many businesses have eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities have imposed or have recommended various measures, including social distancing, quarantine and stay-at-home or shelter-in-place directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings.

The direct impact on our business and the business of our customers, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of our and their offices and business establishments, has been primarily through the suspension, postponement and cancellation of sports and sporting events. The suspension, postponement and cancellation of sporting events affected by COVID-19 has reduced the volume of sporting events on which we can collect data and has had an adverse impact on our revenue and the revenue of our customers and sports organizations.

Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations. Although many sports seasons and sporting events have recommenced in recent months, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. The revenue of our customers and sports organizations and our revenue continues to depend on sports events taking place, and we may not generate as much revenue as we would have without the cancellation or postponements in the wake of COVID-19.

Moreover, as a result of orders issued by governmental authorities around the world, a number of our customers’ operations have been restricted and certain of their properties have been closed. While some of these operations have resumed and properties have reopened, demand for our products and services may continue to be adversely impacted by such closures and restrictions in the future.

COVID-19 could continue to have a material adverse impact on economic and market conditions and trigger a period of continued global economic slowdown. Our business and the businesses of our customers and sports organizations are particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including sporting events, sports betting and online gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce consumers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sporting events, sports betting and online gaming. In particular, the effects of COVID-19 have reduced the coverage we are able to offer to our customers and required us to amend payment terms to reflect this.

If a large number of our employees and/or a subset of our key employees and executives are impacted by COVID-19, our ability to continue to operate effectively may be negatively impacted. We have taken precautionary measures intended to help minimize the risk of the virus to our staff which may disrupt our operations, including limiting access to our physical offices worldwide, requiring employees to work remotely (unless they perform critical functions that cannot be undertaken remotely or have otherwise opted to work from the office as a result of personal circumstances, in each case to the extent possible under relevant government guidelines), and suspending all travel worldwide for our employees pursuant to relevant government restrictions. An extended period of remote-work arrangements could strain our business continuity plans, introduce operational risk, including, but not limited to, cybersecurity risks and risks related to unauthorized access to confidential information, the reduction of our ability to effectively recruit, train and retain employees and the impairment of our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition.

The ultimate severity of COVID-19 is uncertain at this time and therefore we cannot predict the full impact it may have on our end markets and our operations; however, the effect on our results has been material and adverse, and it may continue to be material and adverse in the future. Any significant or prolonged decrease in sporting events and in consumer spending on entertainment or leisure activities could adversely affect the demand for offerings of our customers and sports organizations and, in turn, our offerings, reducing our cash flows and revenues, and thereby materially harm our business, financial condition, results of operations and prospects.

We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships or failure to renew or expand existing relationships may cause loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on relationships with sports organizations from which we acquire rights to collect and supply sports data that we provide to our customers. Substantially all of our offerings and services use sports data acquired from sports organizations. The future success of our business may depend, in part, on our ability to obtain, retain and expand relationships with sports organizations. We have arrangements with sports organizations for rights to their sports data, including, in certain cases, exclusive rights for such data. Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or cannot renew and expand existing arrangements, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights. In these instances, our rights may be devalued and litigation to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

Our exclusivity arrangements with certain sports organizations are subject to short and medium term contracts, which may not be renewed on favorable terms or at all. Additionally, we are party to litigation regarding whether entering into arrangements with sports organizations to be the exclusive acquirer and provider of sports data for such sports organizations violates competition laws. The loss of such exclusive arrangements with one or more sports organizations, whether due to a judicial judgment, order or settlement, or otherwise, including as a result of the expiration or termination of our exclusivity arrangements, may cause loss of competitive advantage and could materially adversely affect our financial condition and business operation.

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of match fixing, or by our employees or contracted statisticians collecting data on behalf of the Company or third parties. Operational errors, whether by us or our competitors, could also harm the reputation of the Company or the sports data, sports betting, online gaming and sports marketing industries. Damage to reputation and credibility could have a material adverse impact on our business, financial condition and results of operations.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brand is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer success and support experience. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brand. The promotion of our brand, however, may not generate customer awareness or increase revenue, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

We operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business may give rise to liability or result in public exposure of personal information of our employees or customers, each of which could affect our revenue, business, results of operations and financial condition.

We operate in a competitive market and we may lose customers and relationships to both existing and future competitors.

The markets for sports data and sports data technology services and solutions and marketing services are competitive and rapidly changing. The sports media industry is particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on scouts to attend events to collect data. If our competitors develop technology before we do, whether through artificial intelligence or otherwise, that makes scouts obsolete, our business could be materially harmed, and our profitability would be reduced. Further, if competitors gain access to faster visual feeds from stadiums, our exclusive in-stadium rights would have reduced value and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could decline. Increased competition for exclusive league partnerships could result in lower revenues and higher expenses, which would reduce our profitability.

Our business may be materially adversely affected if our existing and future products, technology, services and solutions do not achieve and maintain broad market acceptance, if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if we do not invest in product development and provide services that are attractive to our customers.

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on our product development team, management and researchers. These processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. In addition, successfully launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of new or upgraded products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

If we are unable to develop new or upgraded services or decide to combine, shift focus from, or phase out a service, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. If we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our customers fail to accept these new or combined and coordinating services, then there could be a material adverse effect on our results of operations due to a decrease of our revenues and a reduction of our profitability. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

If we lose any official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data and our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations.

Further, increased competition for skilled staff in locations where we are based could have a material adverse effect on our business operations.

Our success depends on our continued improvements to provide products and services that are attractive to our customers. As a result, we must continually invest resources in product development and successfully incorporate and develop new technology. We must use all efforts to retain and acquire sports data rights and to protect and enforce our data rights. If we are unable to do so or otherwise provide products and services that customers want, then customers may become dissatisfied and use competitors’ services. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our customers, which could harm our business, results of operations and financial condition.

The loss or significant reduction in business from one or more of our large customers could materially adversely affect our business, financial condition and results of operations.

A material portion of our revenues is concentrated in some of our largest customers. Our revenue growth depends on our ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to our existing customers. Failure to achieve one or more of these objectives could have a material adverse effect on our business, financial condition and operating results. If we lose one or more of our large customers or have significant reduction in business from such customers, our business, financial condition or results of operations could be materially adversely affected. In addition, our customers’ losses in the betting market may adversely affect our financial condition if we are participating in a profit sharing arrangement with that customer.

We have historically achieved growth organically, but have supplemented such growth via strategic acquisitions of key targets. We may undertake acquisitions or divestitures in the future, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations. Our business may suffer if we are unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with such acquisitions.

As part of our business strategy, we have made, and we intend to continue to make, acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies. From time to time, we may enter into letters of intent, agreements, agreements in principle or memoranda of understanding or similar documents or commitments related to acquisitions of a new or complementary business. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

•

the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, culture, personnel, financial reporting, accounting and internal controls, technologies and products into our business;

•

increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

•

entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

•	exposure to compliance, intellectual property or other issues, not uncovered by a limited due diligence review of the target or otherwise;

•

diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

•

the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

•	the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing additional equity to fund an acquisition would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

Our operations are subject to seasonal fluctuations that may impact our cash flows.

Although the sporting calendar is year round, there is seasonality in sporting events that may impact our operations and operations of our customers and sports organizations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues and revenues of our customers and such sports organizations, and their own respective off-seasons, which may cause decreases in our revenues and revenues of our customers and such sports organizations. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the European football season calendars and the top tier professional tennis calendar. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Summer Olympic Games that were supposed to take place this past summer. Such fluctuations and uncertainties may negatively impact our cash flows.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments of damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, and the health of the sports, entertainment and sports betting industries.

Our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, which may adversely affect our business and financial condition and the business and financial condition of our customers, suppliers and vendors. In the past decade, global, U.S. and U.K. economies have experienced tepid growth following the financial crisis in 2008 – 2009 and there appears to be an increasing risk of a recession due to international trade and monetary policy, COVID-19 and other changes. If the national and international economic recovery slows or stalls, these economies experience another recession or any of the relevant regional or local economies suffers a downturn, we and our customers, suppliers and vendors may experience a material adverse effect on our and their business, financial condition, results of operations and prospects.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on our and our customers’, suppliers and vendors’ business, financial condition, results of operations and prospects.

Risks Related to Legal Matters and Regulations

We and our customers and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to our or our customers’ and suppliers’ products and services, or changes in tax rules and regulations or interpretation thereof related to our or our customers’ and suppliers’ products and services, could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We and our customers and suppliers are generally subject to laws and regulations relating to sports, sports betting, online gaming, marketing and advertising in the jurisdictions in which we and they conduct our and their businesses or in some circumstances, of those jurisdictions in which we and they offer services or those are available, as well as the general laws and regulations that apply to all e-commerce and online businesses, such as those related to privacy and personal information, tax, anti-money laundering, advertising, competition and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, and changes in legislative or governmental priorities, may have a material impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions. In some jurisdictions, additional requirements and restrictions may continue to develop. For example, recently, the Committees of Advertising Practice in the U.K. recommended new rules which ban sports betting advertisements if they are likely to appeal to minors, which evidences a trend in Europe for an increasingly restrictive approach to gambling advertising more generally. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.

We operate in 13 countries and 13 states in the U.S. that have adopted legislation permitting online sports betting. We offer our services to customers in many more countries, however, and we do not always have visibility of where our customers use our products and services to offer their services to their customers. Out of 22 states in the U.S. that currently require a license or registration, we legally operate in 13 states and 3 tribal jurisdictions. We also have two foreign licenses and operate under those licenses in two countries. Any of our licenses could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows states to determine by themselves the legality of sports betting. Since the repeal of PASPA, several states have legalized online sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. See Item 4.B. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our and our customers’ operations and financial results. Governmental authorities could view us or our customers as having violated applicable laws or regulations, despite our or their efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our customers or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our and our customers’ businesses, financial condition, results of operations and prospects, as well as impact our and our customers’ reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our and our customers’ businesses, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our customers to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Our collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that we are subject to often vary significantly by jurisdiction. Our media business is particularly impacted by such data security and data protection laws and regulations as the business targets end consumers of gambling services.

For example, the new EU-wide General Data Protection Regulation (“GDPR”) became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where we act as a data processor. We have executed (other than for transfer to the U.S.) intracompany Standard Contractual Clauses (“SCCs”) which are currently in compliance with the GDPR to allow for the transfer of personal data from the EU to other jurisdictions. With regard to U.S. transfers, we previously relied on the now invalid EU-U.S. Privacy Shield in the U.S., but, given that SCCs still remain a valid mechanism for personal data transfers to the U.S., we are now in the process of implementing SCCs for such U.S. transfers (while following ICO and EU guidance and directions to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice). Data security and data protection laws and regulations are continuously evolving. There are currently a number of legal challenges to the validity of EU mechanisms for adequate data transfers such as the SCCs, and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts. Brexit may also mean that we are required to take additional steps to ensure that data flows from EU members states to the U.K. are not disrupted and remain permissible after the exit date. We are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principals, and the Data Protection Law of Colombia, which requires the consent of the user to their data being transmitted outside of Colombia.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2021. On June 20, 2020, the U.K.’s Information Commissioner (the “ICO”) published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding” (i.e. in-play betting), and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies are noted and marked for formal regulatory action in December 2020. In January 2021, the ICO confirmed the resumption of its paused investigation into the Advertising Technology industry, and such an investigation may involve the Company. We are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g. websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, that our risk mitigation controls fail to identify and/or prevent this and our business suffers adverse legal and reputational effects as a result

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally. European data protection laws, including the GDPR and the Guernsey DP Law, generally restrict the transfer of personal information from Europe, including the European Economic Area, U.K. and Switzerland, to the U.S. and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. As noted above, one of the primary safeguards allowing importation of personal information from Europe to the U.S. has been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the EU recently invalidated the EU-U.S. Privacy Shield. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the SCCs, can lawfully be used for personal information transfers from Europe to the U.S. or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the SCCs. Although we rely primarily on individuals’ explicit consent to transfer their personal information from Europe to the U.S. and other countries, in certain cases we have relied or may rely on the SCCs (although, as noted above, we are following ICO and EU guidance and directions to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice). Authorities in the U.K. and Switzerland, whose data protection laws are similar to those of the EU, may similarly invalidate use of the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield, respectively, as mechanisms for lawful personal information transfers from those countries to the U.S. As such, if we are unable to rely on explicit consent to transfer individuals’ personal information from Europe, which can be revoked, or implement another valid compliance solution, we will face increased exposure to substantial fines under European data protection laws as well as injunctions against processing personal information from Europe. Inability to import personal information from the European Economic Area, U.K. or Switzerland may also restrict our operations in Europe, limit our ability to collaborate with our customers, sports organizations, service providers, contractors and other companies subject to European data protection laws and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending SCCs where required and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer, and will be at risk of enforcement actions taken by a European Union data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed, and we could incur significant liabilities.

The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain EU regulators have issued guidance (including U.K. and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies. We may need to make changes to our cookies notice to meet these requirements.

In addition, California has enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. It remains unclear what, if any, regulations will be implemented pursuant to the law or how it will be interpreted. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA and the SHIELD Act potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Although we have implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data. Recently, a group of U.K. football players issued a data subject access request under the GDPR to various participants in the sports data and sports betting industries. If the request (named “Project Red Card”) develops into legal action, it could significantly alter the way we collect and use sports data relating to players, and could materially affect the sports data industry as whole.

We may face claims for data rights infringement, which could subject us to monetary damages.

Although we have generally adopted measures to avoid potential infringement of third-party data rights in the course of our operations, ownership of certain data rights is not always clear in certain jurisdictions we may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should we face claims for illegal data rights sources or should we inadvertently infringe on another company’s data rights in any jurisdistion, we could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

We are and have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve competition and anti-trust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. We have in the past employed third party contractors that may operate in countries under U.S. sanctions and, as a result, have been and may continue to be subject to legal proceedings regarding compliance with U.S. sanctions laws. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects. For additional information regarding legal proceedings to which we are subject see Item 4.B.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, Project Red Card, if it develops into a legal claim, could significantly alter the way we collect and use personal data, and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgements could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third party infringement, which may force us to alter our business strategy and have an adverse effect on our business.

Litigation between third parties may also result in changes in (or interpretation of) law that materially adversely impact our existing business and strategy.

Our failure to comply with the anti-corruption, anti-bribery, anti-money laundering and similar laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”) and the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the U.K. Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, including statisticians who attend events on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects.

We rely on database, trademark, trade secret, confidentiality and other intellectual property protection laws to protect our rights. In certain foreign jurisdictions and in the U.S., we have filed applications to protect aspects of our intellectual property, currently hold several trademarks and domain names in multiple jurisdictions and in the future we may acquire patents, additional trademarks and domain names, which could require significant cash expenditures.

However, circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the U.S. or other countries in which we operate or intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, we cannot be certain that we can rely on existing statutes, regulations and/or case law (including in the U.S.) to protect our unregistered intellectual property in the future or prevent third parties from making unauthorized uses of our data and other unregistered intellectual property. The position regarding UK and EU database rights has now been clarified following Brexit and there will be separate UK and EU database rights protection in the UK and the EU. Certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Additionally, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our product offerings and services. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

Further, third parties may knowingly or unknowingly infringe our proprietary and intellectual property rights (including by purposefully breaching our exclusive contractual arrangements with third parties, for example, by entering stadiums without the owner’s consent to collect data at events where we hold exclusive data collection rights) or challenge proprietary and intellectual property rights held by us. We currently do not hold any patents, which means our technology, products and services are susceptible to copying. The fact that we currently do not hold any patents also means third parties may claim patent rights over our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business. Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive focus in the U.S. following the lifting of the PASPA ban. As such, we cannot be certain that our current uses of data from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third party platforms, is critical to the performance of our services and product offerings and to user satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

We are reliant on our data center in London, which could also be a target of cyber-attacks, experience outages or data or information loss and security breaches. We have in the past experienced minor outage-related incidents in the data center and any future disruptions could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our services and product offerings, including our user interface, may contain errors, bugs, flaws or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. Additionally, we have detected certain errors, bugs and flaws in our service and product offerings, and have judged them to be immaterial. If we have misjudged the materiality of such errors, bugs and flaws, our business could be harmed. If a particular product offering is slower than they expect, customers may be unable to use our services and product offerings as desired and may be less likely to continue to use our services and product offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our services and product offerings, divert our resources or delay market acceptance of our services and product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

If our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service, or operational mistakes. Our business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as COVID-19) or other catastrophic events.

We believe that if our customers have a negative experience with our services and product offerings, or if our brand or reputation is negatively affected, customers may be less inclined to continue or resume utilizing our services and product offerings or to recommend our services and product offerings to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, our business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, other loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of our operations. Our information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of our network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider or business partner. As a result, our information may be lost, disclosed, accessed or taken without consent. We have experienced attempts to breach our systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks, and a company in the sports data industry was recently targeted by a ransomware attack. We have also been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and network and preventing our product offering from being accessed by legitimate users through the use of ransomware or other malware.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including certain confidential information, which may subject us to fines or higher transaction fees or limit or terminate our access to such confidential information. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. These risks may increase over time as our user number increases and the complexity and number of technical systems and applications we use and employees we have also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents have resulted in and may in the future result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware, ransomware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, we have not experienced a security breach material to our business; however, such breaches could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We use third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our product offerings.

We use software components licensed to us by third-party authors under “open source” licenses (“Open Source Software”). Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise our services or product offerings.

Some licenses for Open Source Software contain requirements that we make available source code for modifications or derivative works we create, or grant other licenses to our intellectual property, if we use such Open Source Software in certain ways. If we combine our proprietary software with Open Source Software in a certain manner, we could, under certain licenses for Open Source Software, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our proprietary software.

Although we periodically review our use of Open Source Software to avoid subjecting our services and product offerings to conditions we do not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S., U.K. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our services or product offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be Open Source Software. Moreover, we cannot assure you that our processes for controlling our use of Open Source Software in our services and product offerings will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our services and product offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of our services or product offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, our proprietary software, any of which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Genius Sports Group’s Financial Conditions

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $30.3 million, $40.2 million, $9.8 million and $15.5 million for the years ended December 31, 2020 and December 31, 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively. As of December 31, 2020, we had an accumulated deficit of $153.2 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. We also expect our operating expenses to increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

We cannot assure you that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

If we are unable to increase our revenues or our operating costs are higher than expected, our profitability may decline and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs, occupancy costs and sports rights costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition amongst sports data providers for data collection rights granted by sports organizations could lead to an increase in the cost of those rights, which we may be unable to pass on to our customers. Such competition may also mean we lose access to data on certain events if a third party data provider is granted exclusivity over data on that event. If operating costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced, and our results of operations and financial position will be adversely affected. Additionally, historic growth rates may not be reflective of future growth, we may not be able to sustain our revenue growth rates, and our percentage revenue growth rates may decline. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, adversely affecting our operating results. Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the U.K. and the U.S. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

dMY has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

dMY identified a material weakness in its internal control over financial reporting related to the accounting for a significant transaction related to the warrants issued in connection with its initial public offering in August 2020. As a result of this material weakness, dMY’s management concluded that its internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of dMY’s warrant liabilities, change in fair value of warrant liabilities, Class A common stock subject to possible redemption, additional paid-in capital, accumulated deficit and related financial disclosures for the fiscal year ended December 31, 2020 and for the quarterly period ended September 30, 2020 (the “Affected Periods”).

To respond to this material weakness, dMY devoted significant effort and resources to the remediation and improvement of its internal control over financial reporting and, following the closing of the Business Combination, we intend to take additional steps to remediate this material weakness, including plans to enhance processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our consolidated financial statements, enhance access to accounting literature, research materials and documents and increase communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of dMY’s consideration of the material weakness identified related to our accounting for a significant transaction related to the warrants issued in connection with the August 2020 initial public offering, see “Note 2— Restatement of Previously Issued Financial Statements” to dMY’s consolidated financial statements, as well as Part II, Item 9A: Controls and Procedures included in dMY’s Annual Report on Form 10-K/A.

Following the closing of the Business Combination, we intend to take steps to remediate this material weakness, including increasing the depth and experience within our accounting and finance organization, as well as designing and implementing improved processes and internal controls. However, our efforts to remediate this material weakness may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report its financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline.

Efforts to remediate this material weakness may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures taken and/or that we plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting depending on our reporting status. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Following the issuance of the SEC Staff statement, after consultation with its independent registered public accounting firm, dMY’s management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of December 31, 2020 and for the quarterly period ended September 30, 2020. dMY identified a material weakness in its internal controls over financial reporting related to the accounting for a significant transaction related to the warrants issued in connection with dMY’s initial public offering in August 2020.

As a result of such material weakness, the restatement of dMY’s financial statements for the Affected Periods, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in dMY’s internal control over financial reporting and the preparation of its financial statements. As of the date of this Report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business and results of operations and financial condition.

We may require additional capital to support our growth plans, including in connection with the acquisition of additional data rights, and such capital may not be available on reasonable terms or at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

Risks Related to Genius Sports Group’s International Operations

The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

We have international operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our international operations are subject to the following risks, among others:

•	political instability;

•	international hostilities, military actions, terrorist or cyber-terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

•	differing economic cycles and adverse economic conditions;

•	unexpected changes in regulatory environments and government interference in the economy, including gambling, data privacy and advertising laws and regulations;

•	changes to economic and anti-money laundering sanctions, laws and regulations;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	differing labor regulations;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in currency exchange rates;

•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

•	insufficient protection against product piracy and rights infringement and differing protections for intellectual property rights;

•	varying attitudes towards sports data providers and betting by foreign governments;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

•	differing business practices, which may require us to enter into agreements that include non-standard terms; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brands or lack of local acceptance of our products and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially affected.

We have expanded our presence in a number of major regions and any future actions or escalations that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business. In particular, we may have access to fewer business opportunities and our operations in that region may be negatively impacted.

As a result of the international scope of our operations and our corporate and financing structure, we are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, changes in or to the interpretation of the tax laws or tax treaties of the countries in which we operate may adversely affect the manner in which we have structured our business operations and legal entity structure to efficiently realize income or capital gains and mitigate withholding taxes, and may also subject us to tax and return filing obligations in such countries that do not currently apply to us. Such changes may increase our tax burden and/or may cause us to incur additional costs and expenses in compliance with such changes. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes, the reallocation of income or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. Also, within the EU, the European Council Directive 2016/1164 (Anti-Tax Avoidance Directive (“ATAD”)) and Directive 2017/952 (“ATAD II”) required EU member states to transpose certain measures affecting multinational corporations into national legislation by December 31, 2019. Further, the introduction of a digital services tax, such as the U.K. digital services tax introduced with effect from April 1, 2020, may increase our tax burden which and could adversely affect our business, financial condition and results of operations. Finally, the international scope of our business operations subjects us to multiple overlapping tax regimes that can make it difficult to determine what our obligations are in particular situations.

Risks related to the U.K.’s exit from the European Union (“Brexit”) may have a negative effect on global economic conditions, financial markets and our business.

We have significant business operations in Europe, and our headquarters is in the U.K., which is currently undergoing the process of “Brexit,” or withdrawal from the European Union. Although we generated only approximately 13% of our revenues in the U.K. for the year ended December 31, 2020, Brexit-related developments and the potential consequences of them have had and may continue to have a material adverse effect upon global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. The position regarding UK and EU database rights has now been clarified following Brexit and there will be separate UK and EU database rights protection in the UK and the EU. Certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Adapting to a new set of data protection laws could increase costs, risk of litigation and other adverse consequences. Lack of clarity about other future U.K. laws and regulations as the U.K. determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, depress economic activity, restrict our access to capital, impair our ability to attract and retain qualified personnel and have other adverse consequences. If the U.K. and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the U.K. and other European Union member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations and financial position.

Due to our international operations, a portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Risks Related to Genius Ordinary Shares

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of dMY’s and/or Genius’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Class A Shares prior to the consummation of the Business Combination may decline. The market values of the Class A Shares at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which dMY’s stockholders vote on the Business Combination. Because the number of Genius ordinary shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of the Class A Shares, the market value of Genius ordinary shares issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of Genius ordinary shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Genius ordinary shares. Accordingly, the valuation ascribed to Genius in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Genius’s securities develops and continues, the trading price of Genius ordinary shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Genius’s control. Any of the factors listed below could have a material adverse effect on your investment in Genius ordinary shares, and Genius ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Genius ordinary shares may not recover and may experience a further decline.

Factors affecting the trading price of Genius ordinary shares may include:

•	actual or anticipated fluctuations in Genius’s quarterly financial results or the quarterly financial results of companies perceived to be similar to Genius;

•	changes in the market’s expectations about Genius’s operating results;

•	success of competitors;

•	Genius’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Genius or the industries in which Genius operates in general;

•	operating and share price performance of other companies that investors deem comparable to Genius;

•	Genius’s ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting Genius’s business;

•	commencement of, or involvement in, litigation involving Genius;

•	changes in Genius’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Genius ordinary shares available for public sale;

•	any major change in Genius’s board or management;

•	sales of substantial amounts of Genius ordinary shares by Genius’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Genius ordinary shares irrespective of Genius’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Genius ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Genius could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Genius ordinary shares also could adversely affect Genius’s ability to issue additional securities and its ability to obtain additional financing in the future.

Because Genius is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Genius is a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon Genius’s directors or officers, or enforce judgments obtained in the United States courts against Genius’s directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A number of Genius directors and executive officers are not residents of the United States, and the majority of Genius’s assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon Genius within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the Island of Guernsey, and our ordinary shares and public warrants are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, may differ significantly from NYSE corporate governance listing standards.

Among others, we are not required to:

(a) have a majority of the members of our board of directors who are independent;

(b) hold regular meetings of our non-executive directors without the executive directors;

(c) have a nominating and/or corporate governance committee composed of entirely independent directors;

(d) have a remuneration committee composed of entirely independent directors; or

(e) adopt a code of business conduct and ethics, which we intend to do.

Provisions in our governing documents may inhibit a takeover of Genius, which could limit the price investors might be willing to pay in the future for Genius ordinary shares and could entrench management.

Our governing documents will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that the Genius Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Genius may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for Genius to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Genius ordinary shares.

If a U.S. Holder is treated as owning at least 10% of Genius ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Genius ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to Genius, or to any of our subsidiaries, if Genius or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the U.S. Tax Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their U.S. taxable income, as ordinary income, their pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. Genius cannot provide any assurances that it will assist investors in determining whether Genius or any of its non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Genius also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in Genius. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, Genius ordinary shares.

If Genius or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If Genius or any of its subsidiaries is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) holds Genius ordinary shares or public warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a U.S. Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2021 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius’s potential PFIC status. U.S. Holders (as defined in Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to U.S. Holders of the Genius ordinary shares or public warrants.

Future resales of Genius ordinary shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-closing holders will be granted certain rights, pursuant to the Investor Rights Agreement, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. The sale or possibility of sale of these Genius ordinary shares and/or warrants could have the effect of increasing the volatility in Genius ordinary share price or putting significant downward pressure on the price of Genius ordinary shares and/or warrants.

Additionally, a significant portion of Genius’s ordinary shares will be subject to a lock-up and restricted from immediate resale, however, upon expiration of their respective lock-up periods, the sale of shares of Genius’s ordinary shares or the perception that such sales may occur, could cause the market price of Genius’s ordinary shares to drop significantly.

Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares.

Genius may also issue additional Genius ordinary shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.

Genius’s issuance of additional Genius ordinary shares or other equity securities would have the following effects:

•	Genius’s existing shareholders’ proportionate ownership interest in Genius may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Genius ordinary share may be diminished; and

•	the market price of Genius ordinary shares may decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the U.S. applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents or if a majority of our directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

Genius is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Genius’s ordinary shares less attractive to investors, which could have a material and adverse effect on Genius, including its growth prospects.

Genius is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Genius will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following August 18, 2025, the fifth anniversary of dMY’s initial public offering, (b) in which Genius has total annual gross revenue of at least $1.0 billion or (c) in which Genius is deemed to be a large accelerated filer, which means the market value of our Genius ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which Genius has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Genius intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that Genius’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. Genius has not chosen to “opt out” of this extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Genius, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Genius’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Genius cannot predict if investors will find Genius ordinary shares less attractive because Genius intends to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find Genius ordinary shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for Genius ordinary shares and the market price and trading volume of Genius ordinary shares may be more volatile and decline significantly.

General Risk Factors

Recruitment and retention of qualified personnel and key employees, including members of our senior management team, are vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

We depend on a limited number of key employees to manage and operate our business. We believe a significant portion of our success is owed to our CEO and founder, Mark Locke. The leadership of Mr. Locke and our current executive officers has been critical and the departure, death or disability of Mr. Locke, or any one of our executive officers, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business. We may not be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports data industry could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. The sports data industry requires specific knowledge that is not easily transferable from other industries, and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition, results of operations and prospects could be adversely affected.

The requirements of being a public company, including compliance with the reporting requirements of the SEC and the requirements of the Sarbanes-Oxley Act and any applicable stock exchange, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. Our management team has limited experience related to managing a public company and SEC and NYSE compliance and will not be immediately familiar with the increased regulations and controls to which public companies are subject. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In estimating these costs, we took into account expenses related to investor relations, insurance, legal, accounting and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock and warrants, fines, sanctions and other regulatory action and potentially civil litigation.

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

The terms of our future indebtedness may contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase stock, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports Group, 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL, and the telephone number of the Company is +44 (0) 20 7851 4060.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are described in Item 10 of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.geniussports.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

The following discussion reflects the business of Genius. The “Company,” the “Business,” “we,” “us” or “our” generally refers to Genius Sports Group.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports betting and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, the Company creates engaging and immersive fan experiences while simultaneously providing sports leagues with reliable and sustainable revenue streams.

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 300 sportsbook brands and over 100 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

•

Sports Leagues: Genius provides the technology infrastructure for the collection, integration and distribution of live data that is essential both to running a league’s operations and to growing their profile and revenue streams. Genius also works alongside leagues to protect the integrity of their competitions from the threat of match-fixing through global bet monitoring technology, online and offline education services, and consultancy services including integrity audits and investigations.

•

Sportsbooks: Genius’ technology, content and services allow sportsbook operators to outsource selected core, but resource-heavy, functions necessary to run their business. This includes the collection of live sports data, oddsmaking, risk management and player marketing.

•

Sports Media (brands and digital publishers): Genius engages with sports media customers both from the gaming and non-gaming sectors to provide a range of online marketing and fan engagement tools that drive customer acquisition and retention.

What Genius Does

Genius is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of Genius’ software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that help Genius’ customers create engaging experiences for the ultimate end-user, who are primarily sports fans.

The collection of high quality, live sports data has become indispensable for sportsbooks as in-game betting has continued to grow rapidly across the world. In mature markets such as the United Kingdom, in-game betting currently represents the majority of total bets by Gross Gaming Revenue (“GGR”), which represents the difference between the amount of money players wager and the amount that they win, making it a critical offering for all major sportsbooks. In-game betting typically increases in popularity as markets mature, and it is expected that the United States will follow suit.

Genius’ live data services, alongside other value-add solutions, are deeply integrated into nearly all regulated sportsbook operators, comprising over 300 sportsbook brands worldwide. None of these sportsbooks currently take Genius’ entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, FanDuel, and Entain (formerly GVC), as well as leading B2B gaming technology platform providers such as Scientific Games, IGT, Kambi and DraftKings B2B (formerly SBTech).

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 240,000 events, and over 160,000 events under official data and/or streaming rights agreements (of which approximately 100,000 are exclusive). This includes official data and trading for leagues such as the English Premier League (“EPL”) and National Basketball Association (“NBA”), as well as several events that are popular with bettors. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,000 highly trained statisticians across over 150 countries who work on the ground, pitch-side and court-side, to capture data in real-time using Genius software.

In exchange for these sports data rights, for the majority of Genius’ league partners, the Company provides vital technology infrastructure solutions, including competition management software, scoreboard technology, athlete registration, data collection and distribution, fan-facing websites, officiating, and coaching analysis tools. The integration of sports leagues and robust human infrastructure gives Genius a highly diversified rights portfolio and deep competitive position.

Genius’ technology and services extend beyond the symbiotic sports data—sports betting relationship. The Company provides data-driven performance marketing technology and services to a range of advertisers, primarily sportsbooks and iGaming brands, which effectively optimize player acquisition, retention and engagement costs. Genius’ multiple data sets, including real-time statistics, betting odds, behavioral data and engagement data, enhance its digital marketing solutions and further deepen its relationships with its customer base.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $110 million in building out its full suite of proprietary technology and software solutions.

A portion of this amount was provided by private equity firm Three Hills Capital Partners (“THCP”), who have been an investment partner of Genius’ since 2015. THCP’s investment also bolstered Genius’ growth strategy into new territories and financed strategic acquisitions.

In September 2018, Apax Funds acquired a majority interest in Genius. Approximately $35 million of additional capital was invested into the Business, which enabled Genius to invest in people and key sports relationships which has accelerated the Company’s growth. As a key partner, Apax Funds helped realign the Company’s global operations, strengthen the management team, support the Company to execute its acquisition strategy, and grow the organization that is now scaled and poised for growth.

Genius is the Global Leader in Official Data Rights

Official data as it pertains to sports betting is the feed of live statistics that is sanctioned by sports rights holders, typically sports leagues and federations, and used to create betting markets, update odds in real-time, and settle bets accurately and timely. The Company believes that as the global sports betting industry, especially in-game betting, is expected to grow, the reliance on high quality data is similarly expected to increase over time. Further, the Company believes that the adoption of official data is inevitable as the sports betting market matures, and Genius’ technology and relationships are critical to capturing this trend.

The Company believes that:

•	official data is critical to sports, as it serves as a means for rights holders to monetize their data;

•	official data is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting; and

•	official data is critical to regulators, as it is legally compliant and an independent source of truth that protects consumers.

Genius’ existing portfolio of official data includes some of the most valuable sports rights, including the NFL, EPL, NBA, National Association for Stock Car Auto Racing (“NASCAR”), and the International Basketball Federation (“FIBA”). Genius continues to identify and strategically acquire additional sports rights that are expected to generate a positive return and create value for Genius’ shareholders.

Genius classifies sports and the associated rights as Tiers 1 through 4. Sports rights classified as Tier 1 are those from leagues with global name recognition, which are typically acquired by rights fees alone. Sports rights that are not classified as Tier 1 are typically from regional leagues. These non-Tier1 rights are typically acquired by Genius through a contra model in which Genius secures long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and occasionally de minimis cash fees). This allows the Company to develop mutually beneficial partnerships with leagues globally and integrate Genius’ technology and services deeply within each league’s operations. It is notable that while non-Tier 1 sports are typically smaller leagues that are less popular at a global level, they are very popular in their local countries or regions and often have large, dedicated fan bases.

Taking this dual approach to Tier 1 and non-Tier 1 rights respectively is unique and beneficial for several reasons. The low cost “contra” strategy in the non-Tier 1 sports helps mitigate the risk of rights inflation for this content while also helping to lock in sports with strong future potential value into long-term deals. The Company believes that these tiers facilitate the vital content a sportsbook needs to be competitive at all times. Furthermore, this approach gives Genius the fiscal flexibility to be competitive for Tier 1 rights when it believes they will be strategically accretive to its portfolio.

The Company started its expansion into the provision of audio visual (“A/V”) services in the second half of 2019. This includes providing sports leagues with proprietary AI-powered A/V production services to capture live game streams with minimal human intervention. These streams are a valuable addition to Genius’ portfolio of sports betting services as a complimentary offering to in-game data and oddsmaking. By the end of 2021, the Company anticipates having official A/V rights for a large number of events which will be captured and distributed from courtside and pitchside using Genius’ proprietary technology.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates in the global sports betting industry. H2 Gambling Capital projects the Global Sports Betting industry GGR to grow from $31 billion in 2020 to $59 billion by 2025. The Company believes it is well positioned to grow alongside this rapidly expanding industry. Most of the GGR currently generated by the entire industry is estimated to come from Asia and the Middle East, with Europe being the second largest region.

H2 Gambling Capital expects the sports betting industry to grow across all regions globally, led by rapid expansion in newly regulating markets such as the United States. In May 2018, the US Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), which lifted federal restrictions on sports betting and gave individual states the power to legalize sports betting. As of year-end 2020, 26 states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 20 states have already launched active sports betting industries with 14 states allowing mobile sports betting. The Company expects additional states to legalize sports betting in the coming years, which will further grow the U.S. sports betting market. Per H2 Gambling Capital, the US sports betting market is projected to generate an estimated $8 billion in GGR in 2025, increased from just an estimated $2 billion in 2020.

Regions such as Europe also have several countries, such as Germany, that remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital expects Europe to generate an estimated $20 billion in GGR in 2025, increased from an estimated $12 billion in 2020. Europe remains a key market for Genius due to its large scale and relevance within the global sports betting industry.

Genius’ wide-ranging, well-embedded role across the sports betting industry means that the Company generates revenue regardless of which operators take market share within any given jurisdiction. Genius’ revenue share model also gives it upside exposure as its customers grow and expand.

Sports betting helps leagues create exciting and memorable moments for their fans. Naturally, in-game sports betting is an engaging type of sports betting experience and adds another layer of connection for fans as they watch the action unfold in real time. As sports betting markets mature, in-game betting typically increases in popularity and eventually represents the majority of bets placed, both by GGR and by number of bets. For example, figures published by the European Gaming and Betting Association (“EGBA”) in 2019 stated that in-game accounted for 63% of sports betting activity among its membership, which includes bet365, Entain (formerly GVC) and William Hill. Bet365 reported that in-game accounted for 79% of its total sports betting revenue in the twelve months ending March 31, 2019.

Given the nature of the sports betting data market, where sportsbook operator expenditure on data is mainly driven by in-game data consumption, this is a tailwind that Genius is well-positioned to capitalize on given its strong focus on expanding its portfolio of rights and the focus on official live data.

Furthermore, Genius believes its position in the sports data value chain and ability to continually and effectively upsell on betting content, services and product innovations will allow the Company to increase its share of customers over time. This includes several end-user engagement solutions, including live streaming and ad-tech products, which Genius expects to become a larger part of its business in the future.

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with more than 1,500 employees and access to a network of more than 7,000 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

The broad portfolio of events Genius offers is enabled by its technological expertise and deep relationships and integrations with sports leagues. Building this portfolio has taken many years and requires a deep understanding of each sport league’s technical and strategic requirements, along with developing bespoke technology to meet those requirements. For example, Genius developed technology for basketball leagues that is used by more than 180 leagues in 120 countries around the world, equating to more than 80% of all organized basketball competitions.

To gain access to Genius’ sports betting services, such as live sports data feeds or outsourced oddsmaking, sportsbooks must integrate their back office systems with Genius’ proprietary technology. This technology and the managed services provided by Genius drives the sportsbook’s consumer facing offering – from the events they offer on their site to the odds on those events. This makes Genius’ technology a core and critical part of every customers’ operations on a day-to-day basis.

Core Strengths

•

The largest portfolio of official betting data: The combination of greater numbers of sports leagues taking control over their data assets and rapid growth of in-game betting makes official data both increasingly valuable and harder to acquire. The scale of Genius’ portfolio, built up over more than a decade, puts it at the very forefront of this trend and is a key differentiator from its main competitor.

•

Market-leading data and technology: Genius’ currency is real-time data. Its value is derived from the Company’s ability to capture, process and distribute vast volumes of data points in milliseconds, which requires highly robust technology alongside machine learning and complex analytics capabilities. Genius’ core systems are highly scalable to support ongoing growth in customers, sports event coverage, and volume of bet types. The Company’s technology framework is standardized, allowing it to support multiple sports leagues at a low incremental cost to the business.

•

Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sportsbooks and sports rights holders, and has historically experienced low churn. Sportsbook contracts are structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), which allow for good earnings visibility. Approximately 60% of Genius’ revenue is from recurring revenue related to contractual minimum guarantees. Genius’ contracts are also structured with upside levers that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, and utilization of more events.

•

Improved operating margins from scaled cost structure with high operating leverage: Genius benefits from significant economies of scale driven by its highly scalable technology and software architecture. Approximately 70% of the Company’s operating expenses, such as data production, trading and hosting costs, are expected to grow slower than revenues.

•

World-class management team with depth of experience and track record of success: Genius is led by a highly experienced management team with a strong track record of success. The executive team has extensive experience in the global sports, betting and iGaming sectors. Management has successfully led the business to capture meaningful growth as the regulatory landscape matured in Europe over the past decade, and is well positioned to capitalize on developing markets around the globe including the United States and Latin America. Genius co-Founder and CEO Mark Locke is recognized as a global expert on sports technology, integrity and sports betting.

The Genius Company Culture

Genius’ culture is fair, ethical and performance-oriented. The Company operates a clear ‘Game Plan,’ setting out the company vision and values that all staff are expected to uphold. It also sets out the Company’s ‘team goals,’ in the form of a simple set of targets for which staff can aim. These encapsulate Genius’ values as an organization, encouraging staff to think big, get stuck in, do the right thing, go fast/aim high, express themselves – and win as a team.

The Company believes this is key to fostering a culture that values performance with integrity, with everyone having the chance to make their mark, and where every contribution counts.

The Company’s success is highly dependent on human capital and a strong leadership team. Genius aims to attract, retain and develop staff with the skills, experience and potential necessary to implement its growth strategy. As part of this, emphasis is placed on the development of a ready pipeline of ‘home-grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

Genius regularly engages with staff on issues relating to its values and/or affecting the business generally, through a combination of group-wide and location-specific ‘town hall’ sessions and other engagement platforms. Regular surveys indicate healthy staff engagement and identification with the business, and highlight opportunities for further growth and development.

The Genius Growth Strategy

Genius has multiple levers for growth with existing customers, as well as ongoing customer and partner acquisition strategies.

Capitalizing on the growth of global sports betting

•

Share in existing customer growth. Typically betting customer contracts include some form of minimum commitment to Genius, whether that be revenue and/or number or quality of events utilized. However, none of these contracts provide customers with Genius’ entire product offering. As a result, Genius’ betting customer contracts may be further expanded as its customers expand and grow. This is especially true as customers move into newly regulated markets, such as the United States, which is expected to continue approving legislation to legalize sports betting across multiple states.

•

Expand Genius’ presence and acquire new customers in growth markets. Genius’ strong partnerships with sports leagues, data-driven marketing products and existing relationships with B2B sports betting platform providers give the Company a major competitive advantage in high growth jurisdictions. Genius is a preferred data supplier to a majority of significant sportsbooks in the U.K. and anticipates this will translate well in new markets.

Additionally, the Company has a forward-looking licensing strategy. Genius is already permitted to supply in 10 U.S. states and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in countries, such as Germany, that can potentially liberalize sports betting in the near future. Genius also has permission to supply in 3 tribal jurisdictions in the United States.

Increase in sports rights and event utilization

•

Continue to develop strong partnerships with sports leagues worldwide. Genius strategically acquires rights in both high profile and non-Tier 1 sports worldwide in a way that enhances the Company’s rights portfolio and offering to sportsbooks. In non-Tier 1 sports, Genius will continue to aggressively deploy its “contra” model and acquire long-term agreements in exchange for technology and software solutions.

•

Ability to capitalize on the expansion of adjacent total addressable market opportunities. As other nascent industries such as iGaming grow, Genius will have the opportunity to leverage its technology and existing distribution to expand its offerings into new verticals.

•

Continue to grow event utilization. Genius has historically seen strong growth in its sport events utilization as the demand for its services and its number of customers has grown. The Company expects this growth to continue, which should create stronger operating leverage.

Price escalators and wallet share

•

Price escalators. Many of Genius’ customer contracts for Betting Technology, Content and Services have already built in price escalators whereby customer revenue and product commitments grow through the term of the contract.

•

Expand value-add services and increase share of wallet. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and has started to commercialize streaming and risk services capabilities. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of the customer’s wallet.

Media and Advertising

•

Expand its dynamic and tailored digital marketing capabilities beyond sports betting and iGaming. Genius’ ad-tech solutions are deployed by dozens of sportsbooks to reach sports fans with relevant marketing messages that include game statistics and real-time betting odds. The Company expects that non-betting brands may recognize the value in the Company’s ability to align online advertising campaigns to live sporting action, enabling Genius to diversify its client base for digital marketing services.

Sports Technology

•

Additional Development of Sports Facing Technology and Services. Continued development in the breadth of Genius’ sports facing technology and services means that the Company expects to expand the number of sports leagues it works with, as well as the number of products it offers to existing and new customers. This is an enabler to further build long-term, sticky relationships with sports leagues.

Strategic acquisitions

•

Selectively pursue strategic acquisitions. Genius seeks acquisition opportunities that it believes will provide long-term value to its shareholders. While a primary area of focus is expected to be on smaller, complimentary technology companies that improve its product and technology offerings, the Company also maintains an active pipeline of larger, more transformational opportunities.

In December 2020, Genius acquired Sportzcast, a U.S. based company, which builds and supplies proprietary devices that automate collection of low latency, official data feeds direct from in-venue scoreboards.

Products and Business Model

Genius provides critical technology and services required to power the global ecosystem connecting sports, betting and media. The Company’s services are organized into three key products areas — Sports Technology and Services; Betting Technology, Content and Services; and Media Technology, Content and Services. All of Genius’ products are powered by proprietary technology and robust data infrastructure.

Sports Technology and Services

Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data. The Company has trained statisticians that are highly skilled in collecting accurate, real-time data during events and matches. The data can then be repackaged and analyzed almost instantaneously, where it can then be used to help leagues and teams analyze real time statistics, develop coaching tools, and support broadcast partners. It is this same data that Genius also uses to power its Betting Content and Services.

Using the data collected, Genius can also develop additional tools that help sports leagues deepen fan engagement. These include automated creation of fan-facing websites, social media content, and statistical content such as team and player standings that are updated in real time.

The Company’s streaming solution provides the technology, automatic production and distribution needed by sports to commercialize video footage of their games. This is particularly useful for non-Tier 1 sports leagues that lack the capabilities or resources to develop their own live streaming solutions.

Genius’ also provides its end-to-end integrity services to sports leagues, and is the trusted integrity partner for over 100 sports leagues worldwide. Integrity services range from full-time active monitoring technology, which uses mathematical algorithms to identify and flag suspicious betting activity in global betting markets, to a full suite of online and offline educational and consultancy services. The technology and services provided to sports leagues are typically provided on a contra basis in return for access to live sports data for commercialization in betting and media. In some cases, sports leagues also pay fees for licensing the technology.

Betting Technology, Content and Services

Genius supplies the technology, content and services that powers global sportsbooks. Sportsbooks can outsource as much or as little of these capabilities as necessary depending on their requirements. Genius’ offering includes:

•

Live sports data: Fast and reliable feeds of live match data, the majority of which are delivered direct from stadiums around the world in under a second using Genius technology. These real-time data points allow sportsbooks to create odds for in-game betting markets on over 240,000 events a year.

•

Pre-game and in-game odds feeds: A combination of automated oddsmaking powered unique mathematic algorithms, a specialist trading team of over 400 people and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating the events, setting the odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.

•

Risk management services: Genius offers real-time management of all sportsbook liabilities, including customer profiling, monitoring of incoming bets, automated acceptance and rejection of bets, and limit setting. Risk management is a vital part of a sportsbook’s operation because it protects its profitability.

•

Live streaming: Thousands of official live streams, most of which are derived from Genius’ official partnerships with Tier 2 through 4 sports leagues, captured at courtside and pitchside around the world using Genius technology. This service is designed to boost betting appeal and drive sportsbook handle at off-peak times, in a cost-efficient manner when compared to Tier 1 streaming content.

These services are provided to sportsbooks under long term contracts. In each of these contracts the sportsbook makes a commitment to Genius regarding what services and/or what sports events they will use Genius’ products and services for. The business model is either revenue share, where Genius receives a share of customer net gaming revenue (“NGR”)/ GGR, or a usage-based license fee model.

Media Technology, Content and Services

Genius builds and supplies technology, services and data to enable its partners to efficiently acquire, retain and engage with their customers in a highly cost-effective manner. These partners include sportsbooks, online and brick and mortar gaming operators, sports leagues and other non-gaming brands that target sports fans. Genius provides services such as the creation, delivery and measurement of personalized online marketing campaigns, all run through Genius’ proprietary technology. These campaigns have been proven to help brands significantly reduce acquisition costs.

Genius also develops fan engagement widgets for digital publishers, featuring live game statistics and betting-related content that drive traffic to sportsbooks. This helps unlock alternative revenue streams for digital content developers and sports betting affiliate programs.

In all cases, Genius is compensated through a performance-based model which fully aligns the Company’s interests with its partners, ultimately resulting in increased partner retention and satisfaction.

Awards

Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. Most recently, Genius’ in-game betting services were awarded In-play Betting Software of the Year and Sports Data Supplier of the Year at the 2020 EGR B2B Awards, and the Sports Data Product of the Year and Live Betting Product of the Year at the 2020 SBC Gaming Awards. Additionally, in 2020, the Genius Live streaming product was given the Innovation of the Year prize at the 2020 Sports Technology Awards, ahead of other entries from BT Sport, Nielsen Sports, Intel and Manchester City.

Representative Customers and Partnerships

Whether they are sports organizations or sportsbooks, Genius enjoys deep and long-term relationships with its customers rooted in the provision of mission critical technology, live data, or services that are fundamental to its partners’ success. The nature of these partnerships creates a deep technological connection and dependence, leading to very low customer churn rates.

Genius has relationships with over 300 sportsbook brand customers, including:

•	Global sportsbooks such as Fanduel, Betfair, PaddyPower and Sky Bet (all Flutter), BetMGM, Ladbrokes and Coral (all GVC/Entain), DraftKings, bet365, William Hill and 888; and

•	Leading B2B platform providers such as Scientific Games, IGT, Kambi, and SBTech (now DraftKings B2B);

Genius has over 400 sports league partners, including:

•	Globally recognized leagues such as the NFL, EPL, NBA, NCAA, PGA, FIBA, FIFA, and Serie A; and

•	Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

Genius has over 100 media and advertising customers, including:

•	Recognized U.S. gaming brands such as BetMGM, Caesars, BetAmerica, Golden Nugget, DraftKings, FanDuel, William Hill, Delaware North and Unibet;

•	A wide range of sports betting and iGaming brands in Europe and Africa, including bet365, PlayOjo, and Unibet;

•	Major global media publishers, such as CBS and MSN, to which Genius helps drive valuable new audiences with data-driven sports and betting content; and

•

Sports properties including the National Football League (“NFL”) and more than 20 teams from Major League Baseball (“MLB”), including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans with contextual marketing campaigns that drives ticket and merchandise sales.

Genius Technology

Innovation is fundamental to the culture at Genius. The Company’s technical teams have a deep understanding of sports, how they interact with fans online, and the data that is critical to driving value through the ecosystem. Sports are fast-paced, and dynamic; the action does not stop to wait for technology – teams develop products with the speed, accuracy, scalability, reliability, and flexibility to meet the expectations of passionate and demanding fans.

Teams are allocated responsibility for specific systems and use Agile development methodologies to deliver through an iterative, continuous software delivery life cycle. Teams are also responsible for technically operating the systems that they develop, which involves monitoring and supporting production systems, on boarding new customers, and scaling systems to meet commercial demand.

Fail-safe data and video capture

Genius’ in-venue data collection systems are designed to continue to function when disconnected from supporting systems, ensuring statisticians can continue to collect rich sports data unimpeded. When disconnected from the internet, these systems will continue to support officials, teams, scoreboards, and broadcasters in the venue. While connected, data is synchronized with Genius’ data distribution network, ensuring low latency, accurate, reliable delivery of play-by-play data. The unique sport-specific user interface workflows ensure the most time critical data is delivered at the earliest opportunity while still allowing the collection of a rich dataset.

Supplementing the data solutions, automated cameras allow sports leagues to produce live streaming content for delivery through the distribution network.

Automated monitoring, remote management, and AI-driven production mean minimal interaction is required from sports leagues once the solution has been installed which, alongside Genius’ innovative hardware solution, reduces production costs.

Highly scalable real-time sportsbook content

To support the vast volume of sports events and live data provided to sportsbooks, Genius hosts in-memory controllers that allow independent management of every in-game fixture for each customer. This architecture provides a very low latency service, is horizontally scalable, and implements a failover software design over redundant hardware to ensure uninterrupted service.

Proprietary high-speed algorithmic models driven by live sports data calculates the probability of key actions (i.e., a turnover, foul, or player substitution) within each event. These probabilities are used to generate and continuously update betting markets, lines, margins, and odds that are specific to each event and customer. Sportsbook customers can take control of their own event at any time and adjust their margins, offering, or position within the market through the online portal; however, Genius’ proprietary back-office trading systems ensure that skilled operators can cost-effectively manage all fixtures for Genius’ customers with significant economies of scale.

Robust and Reliable distribution

Genius’ data distribution platforms are integrated directly into B2B customers’ servers through both standard application programming interfaces and services that can be easily customized to integrate with the back office systems commonly used by sportsbooks. These integration pathways ensure reliable, low latency delivery of data that customers are licensed to access with additional features including heart-beats, receipt confirmation, and conflation, ensuring customers are protected from any network disruption or slow consumption under load. The design of the data integrations ensures seamless delivery of additional fixtures to the network with minimal customization required by customers as they on-board new sports.

The streaming network supports B2B and B2C delivery of both in-play and on-demand streams at scale. The Genius Drop and Play media player enables rapid B2C integration allowing customers to deliver Genius Live content alongside other content for a fixture by simply inserting an HTML tag in their websites. Streaming integrations are not sport specific, meaning that all new streaming content can be immediately delivered to all integrated partners in the network.

Targeted fan engagement

With visual components that are embedded directly in league, sportsbook, and media websites and mobile applications, Genius is able to uniquely understand the interests of sports fans and deliver relevant, engaging content. This content is served from the Company’s B2C data and visualization systems achieving high availability and low latency at significant scale.

The components offer fans visualizations of real-time sports and betting data, analysis, and streaming, which offer significant value in their own right and are critical to driving engagement in complementary products. Components are modular and can be styled and composed to support the branding and requirements of each partner allowing investment in new functionality to be leveraged across the ecosystem.

Through big data analytics of data generated from this unique understanding of fans, live sports events, and the sportsbook market Genius is able to offer large scale targeted advertising campaigns which are delivered through cost effective, data driven, real-time bidding for publishing space. The advertising content selected for each fan by the Genius proprietary advertising technology further leverages the Company’s data and visualization capabilities.

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $11.2 million, $13.3 million, $6.9 million and $9.6 million for the years ended December 31, 2020 and 2019 (Successor), the period from September 8 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in London, Medellin, Vilnius, Tallinn and Sofia. As of December 31, 2020, there were 250 plus employees in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

Sales and Marketing

The Genius marketing approach is driven by the strength and innovation of its product offerings. The Company employs a land-and-expand strategy that is centered around the superior and highly reliable quality of its products as well as an intense focus on delivering and addressing customers’ existing needs, as well as anticipating potential future opportunities for additional services. Once Genius’ technology is integrated into the customers’ information technology infrastructure it becomes a critical part of their operations and is difficult to replace without risk of disruption. Genius also has exclusive agreements with several of its league partners, which means sportsbooks that want to offer these events will need to source the data from Genius.

The majority of new business in the sports and betting industries is acquired through direct sales efforts and referrals.

Genius has robust global sales and account management team of more than 70 commercial professionals, who are organized by region and industry. This team is responsible for new business development and promoting value-add services to grow existing partnership value.

In addition, Genius also has a six-person marketing team that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

Competition

A number of businesses exist in the markets that Genius operates in – namely the B2B provision of sports data-driven technology and related services to sports and betting companies. These businesses sit within three categories: small companies with some similar products but with minimal distribution, companies that acknowledge official rights but lack meaningful scale, and genuine competitors that offer similar products and services to the same target customers.

The Company considers its most direct and relevant competitors to be Sportradar, IMGArena and Stats Perform.

In most instances, Genius serves its customers alongside at least one of its competitors. Its competitors have their own portfolio of exclusive and non-exclusive data rights, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering a broad range of betting markets, placing them at a competitive disadvantage.

The principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, ease of integration and scalability. Genius’ products, services, experience and corporate culture allow it to compete effectively across all these factors.

Seasonality

The global sporting calendar is year round and our products cover the entire sporting calendar. In addition, the relative importance of different sporting events is different in the broad range of different territories where our customers operate (e.g., European sportsbooks will place more importance on European sports events and the U.S. sportsbooks will place more importance on the U.S. sports events). Given these factors, we are not reliant on specific sporting competitions.

Notwithstanding, our operations are subject to seasonal fluctuations that may impact our revenues and cash flows. Seasonality in sporting events may impact our operations and the operations of our customers and sports organizations. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues and revenues of our customers and such sports organizations. On the other hand, sports off-season, may cause decreases in our revenues and revenues of our customers and such sports organizations. Certain sports hold events only during certain times in a calendar year. For example, our revenues are typically impacted by the European football season calendars and the top tier professional tennis calendar. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Summer Olympic Games to 2021. All of these factors may impact our cash flows.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our database, proprietary technology, software, know-how and brand. In certain foreign jurisdictions and in the United States, we have filed trademark applications, currently hold several trademarks and domain names and in the future, we may acquire patents, additional trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data, including, in certain cases, exclusive rights for such data, of which durations are typically several years and are subject to renewal or extension.

As of December 31, 2020, we owned two registered trademarks in the United States and six registered trademarks in various non-U.S. jurisdictions and five unregistered trademarks. As of December 31, 2020, we owned 109 domain-names.

It has not always been possible, and may not be, or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. We use Open Source Software in our services and periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions we do not intend.

We control access to and use of our data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See Item 3.D “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure—Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects,” “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure—We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions” and other risk factors related to our intellectual property included in Item 3.D“Risk Factors—Risks Related to Genius Sports Group’s Business” for a more comprehensive description of risks related to our intellectual property.

Government Regulations

Our operations and the operations of our customers and suppliers are subject to various U.S. and foreign laws and regulations that affect our and their ability to operate in the sports, technology, sports betting and gaming, and marketing and advertising industries. These industries and our business are generally subject to extensive and evolving laws and regulations that could change, including from political and societal pressures and that could be interpreted in ways that could negatively impact our business.

We operate in various jurisdictions and our business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which we operate. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Among others, applicable laws include those regulating privacy, data/cyber security, data collection and use, crossborder data transfers, advertising regulations and/or sportsbetting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•	the General Data Protection Regulation, the ePrivacy Directive and implementing national legislation and any data laws and regulations enacted in the United Kingdom post-Brexit;

•

U.S. federal, state and local data protections laws such as the Federal Trade Commission Act and similar state laws, state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York;

•	the Data Protection Law of Colombia and the directives of the Superintendence of Industry and Commerce of Colombia; and

•	other international data protection, data localization, and state laws impacting data privacy and collection.

Other regulations that affect our business include:

•	U.S. state laws regulating sportsbetting and online gaming and related licensing requirements;

•

laws regulating the advertising and marketing of sportsbetting, including but not limited to the U.K. Code of Non-Broadcast Advertising, Direct Marketing, and Sales Promotion administered by the Committee of Advertising Practice and the U.S. Federal Trade Commission Act;

•	anti-bribery and anti-corruption regulations, including the Foreign Corrupt Practices Act and the U.K. Bribery Act;

•

laws and regulations relating to antitrust, competition, anti-money laundering, OFAC, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters; and

•

other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and we cannot assure that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. We incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny. Currently, there is also trend towards more stringent gambling advertising regulations across Europe. Additional legislative or regulatory efforts in the United States and internationally could further regulate our businesses.

C.	Organizational Structure

Upon consummation of the Business Combination, dMY became a wholly-owned subsidiary of Genius. The following diagram depicts the organizational structure of the Company as of the date of the Closing.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by Genius
Maven Topco Limited	Guernsey	Holding company	100%
Maven Bidco Limited	United Kingdom	Holding company	100%
Genius Sports Group Limited	United Kingdom	Holding company	100%
Betgenius Limited	United Kingdom	Data services and technology	100%

D.	Property, Plants and Equipment

Our corporate headquarters are located in London, U.K., where we occupy two leased floors totalling approximately 17,121 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources teams. We also have a data center in London, U.K.

We also lease office space in 10 other cities throughout the world, the largest of which includes a 20,645 square foot space in Medellín, Colombia, a 35,585 square foot space in Sofia, Bulgaria, a 19,256 square foot space in Tallinn, Estonia and a 21,301 square foot space in Vilnius, Lithuania. Medellin, Sofia, Tallinn and Vilnius are primarily occupied by operational (trading, data services and customer support) and technology teams. All of the above leases expire or are up for renewal in 2023-2029.

We also have a 3,229 square foot freehold, mixed-use warehouse and office space in Bologna, Italy.

We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Group and all of its subsidiaries prior to the consummation of the Business Combination, unless the context otherwise requires. Genius Sports Limited, previously known as Galileo NewCo Limited, is the new combined company in connection with the Business Combination, in which shareholders of Genius and dMY exchanged their shares for shares in Genius Sports Limited.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ consolidated results of operations and financial condition. On September 7, 2018, Topco acquired all of the issued and outstanding equity interests of Genius (the “Apax Funds Investment”). Following the Apax Funds Investment, Genius, inclusive of its wholly-owned subsidiaries became wholly-owned subsidiaries of Topco. Following the Apax Funds Investment, Genius comprises the operations of Topco. References to Genius in the following discussion shall be synonymous with references to Topco following the Apax Funds Investment.

The discussion should be read together with the historical audited annual consolidated financial statements of Topco and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019 (Successor) and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ deficit and cash flows for the years ended December 31, 2020 and 2019 (Successor), for the period from September 8, 2018 through December 31, 2018 (Successor), and for the period from January 1, 2018 through September 7, 2018 (Predecessor), and the related notes thereto, included elsewhere in this Annual Report on Form 20-F. The discussion and review should also be read together with Genius Sports Limited’s unaudited pro forma financial information for the year ended December 31, 2020. See Item 8.A “Pro Forma Condensed Combined Financial Information.”

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Annual Report on Form 20-F. Certain amounts may not foot due to rounding.

Overview

Genius Sports Group is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 300 sportsbook brands and over 100 marketing customers (which includes some of the aforementioned sportsbook brands).

Business Model

Genius provides critical technology and services required to power the global ecosystem connecting sports, betting and media. Genius has three principal products lines — Sports Technology and Services, Betting Technology, Content and Services, and Media Technology, Content and Services. All of Genius’ products are powered by proprietary technology and robust data infrastructure. See Item 4.B “Business Overview—Products and Business Model.”

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Innovative, Proprietary Technology Tailored for Sports

Genius has an organizational culture that values and encourages continual innovation. Genius’ technical teams have a deep understanding of sports, their interaction with fans, and the key data that drives value through the ecosystem. See Item 4.B “Business Overview—Genius Technology.” This deep understanding and Genius’ position at the core of the Sports, Betting, and Media ecosystem allows Genius to realize technical synergy between different sectors, as well-planned investment in one area can realize value across the ecosystem. Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. See Item 4.B “Business Overview—Products and Business Model—Awards.” Genius’ research and development team is comprised of over 250 employees that specialize in specific domains and technologies to meet customers’ existing needs and drive future innovation.

For example, Genius Live (Genius’ proprietary streaming solution) provides the technology, automatic production and distribution needed by sports to commercialize live video footage of their games. Genius believes this is particularly useful for non-Tier 1 sports organizations that lack the capabilities or resources to develop their own live streaming solutions. Genius expects its streaming solution to become an important driver of both rights acquisition and revenue growth. Genius also intends to continue to invest resources in its research and development capabilities to effectively incorporate new technologies and expand its offerings.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grants to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), NBA and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations. See Item 4.B “Business Overview.”

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 97% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2020	2019	2018
Events under official sports data and streaming rights	162,078	142,083	105,790
Of which, exclusive	101,906	83,462	56,923

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Long-Term Partnerships and Revenue Visibility

Genius does more than serve its customers; it partners with them. Genius’ Sports Technology and Services offerings form the foundation of the sports leagues’ data ecosystem and fan engagement operations – meaning that they are deeply embedded and hard to displace. For example, Genius’ long-term NCAA LiveStats project enables schools and conferences across all three divisions to better capture and distribute richer, faster live game statistics, to power their websites, apps, coaching applications and enhance their media partners’ offering.

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for U.K. soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long-term contracts with over 300 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s gross gaming revenue (“GGR”) or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Over 60% of Genius’ fiscal 2020 and 2019 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions. See “Explanatory Note”. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius will be the accounting acquirer in the Business Combination and dMY will be treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Business Combination would reflect Genius’ historical financial results.

The most significant change in the combined company’s future reported financial position is expected to be an estimated net increase in cash (as compared to Genius’ consolidated balance sheet at December 31, 2020 (Successor)) of approximately $145 million including $330 million in proceeds net of $13 million in transaction costs from the private investment in public equity (“PIPE”). Total transaction costs are estimated to be approximately $60 million. In connection with the Business Combination, Genius Sports Limited repaid the outstanding principal and accrued but unpaid interest due on Genius’ outstanding unsecured investor loan notes (“Investor Loan Notes”) and related party loan with certain investment funds affiliated with Apax Funds (“Related Party Loan”), totaling approximately $93 million as of December 31, 2020 (Successor). See “Pro Forma Condensed Combined Financial Information.”

As a result of the Business Combination, Genius Sports Limited will be a publicly traded company with its Shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Impact of COVID-19

The novel coronavirus (“COVID-19”) had a significant impact on Genius’ business and that of its customers. The direct impact on Genius’ business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. For example, in 2020, the EPL season was postponed from early March to mid-June. While many sports have since restarted, some have been played on a reduced or uncertain schedule, and the ultimate impact of COVID-19 on Genius’ financial performance will depend on the length of time that these disruptions exist.

While to date the impact of COVID-19 on Genius’ revenues has been mitigated by minimum revenue guarantees in majority of its customer contracts, Genius has provided certain customers discounts in 2020 due to disruptions in scheduled sports seasons and events (see “Results of Operations”). Genius has also sought to align its costs with revenue, reducing non-essential costs during periods of disruption, namely, by reducing staff costs through shortened working weeks, reducing travel, data collection and other costs, and commencing a hiring freeze.

Towards the end of 2020 the Company has seen a recovery as major sports leagues have started back up and more sporting events have resumed. However, there can be no assurance that more postponements or cancellations of major sporting events will occur in response to a resurgence in COVID-19 outbreaks. Genius has also taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business. See Item 3.D “Risk Factors — Risk Factors Relating to the Genius Sports Group’s Business — COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our customers and sports organizations and a decrease in consumer spending, and it may continue to do so in the future.”

The Apax Funds Investment

In connection with the Apax Funds Investment, on September 7, 2018, Genius Sports and its wholly-owned subsidiaries became wholly-owned subsidiaries of Topco. Topco acquired all of the issued and outstanding equity interests of Genius Sports for total consideration transferred of $303.2 million. Approximately $35 million of additional capital was invested into Genius, which enabled Genius to invest in people and key sports relationships which has accelerated the Company’s growth. See Note 2 — Business Combination, to Genius’ audited consolidated financial statements included elsewhere in this Report. The acquisition resulted in a change in accounting basis and the financial statement presentation distinguishes between the “Predecessor” period, which reflects Genius’ results from January 1, 2018 through September 7, 2018 (prior to the Apax Funds Investment), and the “Successor” periods, beginning on September 8, 2018, which reflect the new basis of accounting following the Apax Funds Investment. This change in accounting basis is represented by a black line, which appears between the columns entitled Successor and Predecessor in the accompanying audited consolidated financial statements included elsewhere in this Report and the discussion below, signifying that financial information for Successor periods is presented on a measurement basis different from financial information for the Predecessor period.

The Apax Funds Investment resulted in, among other things, the step-up in basis of Genius’ amortizable intangible assets of approximately $130 million and the establishment of approximately $185 million in goodwill. As a result, Genius recorded higher expense for amortization of intangible assets in the Successor periods than in the Predecessor period, resulting in, among other impacts, higher cost of revenue and lower gross margin. In addition, in connection with the Apax Funds Investment, Genius issued $56.2 million in Investor Loan Notes to Maven, a subsidiary of a fund advised by Apax, and other shareholders (see “ — Liquidity and Capital Resources — Debt”) and repaid $33.3 million outstanding debt as of the acquisition date, resulting in higher interest expense for the Successor periods relative to the Predecessor period. See Note 9 — Debt, to Genius’ audited consolidated financial statements for further details.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), which is Genius’ reporting currency, using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in $15.0 million, $11.5 million, $3.1 million and $5.7 million decreases in reported revenue for years ended December 31, 2020 and 2019 (Successor), for the period from September 8, 2018 through December 31, 2018 (Successor), and for the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively. Throughout this Annual Report on Form 20-F, Genius reports certain items on a constant currency basis to facilitate comparability between periods. See “—Non-GAAP Measures—Constant Currency,” below.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.”

Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the top tier men’s professional tennis calendar. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races, such as the postponement of the 2019/2020 U.K. soccer season.

Key Factors Affecting Genius’ Performance

Genius’ financial position and results of operations depend to a significant extent on the following factors:

Ability to Acquire and Profitably Monetize Data Rights

Genius grows its business by acquiring new data rights and, in turn, selling the data and its other value-added services to sportsbooks. Genius’ data rights, and its ability to collect, distribute and monetize official sports data, are typically limited to the duration of the contract with the relevant sports organization. Accordingly, Genius’ growth prospects are impacted by its ability to obtain, retain and expand relationships with sports organizations on commercially viable terms.

To date, Genius has been able to secure data rights to non-Tier 1 sports at a relatively low cost. If data rights to more sports become subject to competitive bidding (as Tier 1 sports are today), then the cost of acquiring data rights may increase and, conversely, Genius’ ability to successfully acquire such rights on commercially reasonable terms (or at all) may be diminished. Genius is also able to monetize a significant number of events to which it has no official sports data and streaming rights because the collection of such data for such events is not subject to legal or contractual restrictions. If such events were to become subject to data use limitations, Genius may be required to incur higher data rights costs and/or secure data rights to fewer events, either of which could adversely impact its financial performance. Genius seeks to mitigate these risks through long-term mutually beneficial partnership agreements that embed indispensable technology within a sports league’s infrastructure in exchange for the grant of exclusive rights to collect, distribute and monetize official data and/or streaming content.

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $31 billion in 2020 to $59 billion by 2025. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the United States. As of year-end 2020, 26 U.S. states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 20 states have launched active sports betting industries with 14 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the U.S. sports betting market will generate an estimated $8 billion in GGR in 2025, up from an estimated $2 billion in 2020. Genius is already permitted to supply in ten U.S. states and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries such as Germany remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $20 billion in GGR in 2025, up from an estimated $12 billion in 2020.

The process of securing the necessary licenses or partnerships to operate in any given jurisdiction may cost more and/or take longer than Genius anticipates. Further, legislative or regulatory restrictions, the cost of data rights to sports that are popular in a certain region, and betting and other taxes may make it less attractive or more difficult for Genius to successfully do business in a particular jurisdiction.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product groups: Betting Technology, Content and Services, Sports Technology and Services, and Media Technology, Content and Services. The following table shows Genius’ revenue split by product group, for the periods indicated:

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	September 8 through December 31, 2018	January 1 through September 7, 2018
	(dollars, in thousands)
Revenue by Product Group
Betting Technology, Content and Services	$110,618	$88,370	$21,581	$47,531
Sports Technology and Services	16,066	14,367	5,187	3,741
Media Technology, Content and Services	23,055	11,883	3,810	5,735

Total Revenue	$149,739	$114,620	$30,578	$57,007

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s GGR, typically with minimum payment guarantees. See Item 4.B “Business Overview—Long-Term Partnerships and Revenue Visibility.” Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service.

Media Technology, Content and Services – revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software, along with Genius’ proprietary sports management technology platform and data rights recognized in connection with the Apax Funds Investment under the acquisition method of accounting, (ii) fees for third-party data and streaming rights under executory contracts, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, and (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings.

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL contract, are typically fixed. Genius also expects its gross margin to increase in the medium term, once the intangible assets stepped-up in connection with the Apax Funds Investment are fully amortized.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred include related personnel salaries and benefits, facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense, depreciation of property and equipment and amortization of trademarks, customer contracts and other acquired third-party software costs.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 16 – Income Taxes, to Genius’ audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Non-GAAP Financial Measures

This Annual Report on Form 20-F includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated.

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	September 8 through December 31, 2018	January 1 through September 7, 2018
	(dollars, in thousands)
Consolidated net loss	$(30,348)	$(40,207)	$(9,761)	$(15,527)
Adjusted for:
Net, interest expense	7,874	6,840	1,744	2,363
Income tax expense (benefit)	1,813	(5,366)	(1,258)	104
Amortization of acquired intangibles (1)	21,571	21,412	6,820	—
Other depreciation and amortization (2)	14,010	6,793	451	10,600
Transaction expenses	672	1,005	—	5,694
Litigation and related costs (3)	2,295	516	1,203	23
Other (4)	(377)	2,799	(165)	(1,959)

Adjusted EBITDA	$17,510	$(6,208)	$(966)	$1,298

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation, BetConstruct litigation, and litigation settlement with Couchmans LLP and Couchmans Data Services limited.

(4)

Includes gain/losses on disposal of assets, gain on sale of equity method investment, gain/losses on foreign currency, gain on fair value remeasurement of contingent consideration and other restructuring costs.

On a constant currency basis, Adjusted EBITDA would have been ($6.2) million, ($1.0) million and $1.2 million for the year ended December 31, 2019 (Successor), 2018 Successor period and the 2018 Predecessor period, respectively.

Constant Currency

Certain income statement items in this Annual Report on Form 20-F are discussed on a constant currency basis. As discussed under “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Successor		Variance
	Year Ended December 31, 2020	Year Ended December 31, 2019	In dollars	In%
	(dollars, in thousands)
Revenue	$149,739	$114,620	$35,119	31%
Cost of revenue	114,066	89,311	24,755	28%

Gross profit	35,673	25,309	10,364	41%

Operating expenses:
Sales and marketing	$13,176	$17,711	$(4,535)	(26%)
Research and development	11,240	13,290	(2,050)	(15%)
General and administrative	31,623	29,492	2,131	7%
Transaction expenses	672	1,005	(333)	(33%)

Total operating expense	56,711	61,498	(4,787)	(8%)

Loss from operations	(21,038)	(36,189)	15,151	(42%)

Interest income (expense), net	(7,874)	(6,840)	(1,034)	15%
Gain (loss) on disposal of assets	(8)	(7)	(1)	14%
Gain on fair value remeasurement of contingent consideration	271	—	271	nm
Gain (loss) on foreign currency	114	(2,537)	2,651	(104%)

Total other income (expenses)	(7,497)	(9,384)	1,887	(20%)

Loss before income taxes	(28,535)	(45,573)	17,038	(37%)

Income tax benefit (expense)	(1,813)	5,366	(7,179)	(134%)

Net loss	$(30,348)	$(40,207)	$9,859	(25%)

nm = not meaningful

Revenue

Revenue was $114.6 million for the year ended December 31, 2019 (Successor) compared to $149.7 million for the year ended December 31, 2020 (Successor). Revenue increased $35.1 million, or 31%. On a constant currency basis, revenue would have increased $34.5 million, or 30%, in the year ended December 31, 2020.

Betting Technology, Content and Services revenue increased $22.2 million, or 25%, from $88.4 million for the year ended December 31, 2019 (Successor) to $110.6 million for the year ended December 31, 2020 (Successor). Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $16.9 million to the increase, while another $6.1 million was attributable to new customer acquisitions, while a further $5.3 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased from 142,083 as of December 31, 2019 to 162,078 as of December 31, 2020. These positive impacts were partially offset by $6.1 million in one-time customer discounts due to the impact of COVID-19, which adversely impacted revenue in the second and third quarters of 2020.

Sports Technology and Services revenue increased $1.7 million, or 12%, from $14.4 million for the year ended December 31, 2019 (Successor) to $16.1 million for the year ended December 31, 2020 (Successor), primarily driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives noncash consideration in the form of official sports data and streaming rights was $10.4 million in the year ended December 31, 2020 compared to $7.9 million in the year ended December 31, 2019 (Successor).

Media Technology, Content and Services revenue increased $11.2 million, or 94%, from $11.9 million for the year ended December 31, 2019 (Successor) to $23.1 million for the year ended December 31, 2020 (Successor), primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

Cost of revenue

Cost of revenue was $89.3 million for the year ended December 31, 2019 (Successor), compared to $114.1 million for the year ended December 31, 2020 (Successor). The $24.8 million increase in cost of revenue is primarily driven by increased data rights costs and increased amortization of capitalized software development costs.

Data rights costs were $23.8 million for the year ended December 31, 2019 (Successor) and $41.9 million for the year ended December 31, 2020 (Successor). This increase is driven primarily by the U.K. soccer data rights contract Genius entered into in May 2019.

Amortization of capitalized software development costs was $4.9 million for the year ended December 31, 2019 (Successor) and $11.2 million for the year ended December 31, 2020 (Successor). This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs since the Apax Funds Investment.

Sales and marketing

Sales and marketing expenses were $17.7 million for the year ended December 31, 2019 (Successor), compared to $13.2 million for the year ended December 31, 2020 (Successor). The $4.5 million decrease is primarily due to decreased marketing and advertising events, sponsorships and decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Research and development

Research and development expenses were $13.3 million for the year ended December 31, 2019 (Successor), compared to $11.2 million for the year ended December 31, 2020 (Successor). The $2.1 million decrease in 2020 is primarily due to decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

General and administrative

General and administrative expenses were $29.5 million for the year ended December 31, 2019 (Successor), compared to $31.6 million for the year ended December 31, 2020 (Successor). The $2.1 million increase was mainly driven by costs incurred in the period related to implementation of a new ERP system, partially offset by decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Transaction expenses

Transaction expenses were $1.0 million for the year ended December 31, 2019 (Successor), compared to $0.7 million for the year ended December 31, 2020 (Successor), primarily due to higher corporate development activity in the year ended December 31, 2019 (Successor).

Interest expense, net

Interest expense, net was $6.8 million for the year ended December 31, 2019 (Successor), compared to $7.9 million for the year ended December 31, 2020 (Successor). The $1.1 million increase in the year ended December 31, 2020 (Successor) was mainly driven by the additional issuance of Genius’ Investor Loan Notes in late 2019.

Foreign currency gain (loss)

Genius recorded a foreign currency loss of $2.5 million for the year ended December 31, 2019 (Successor) and a $0.1 million foreign currency gain for the year ended December 31, 2020 (Successor). The gain in the year ended December 31, 2020 (Successor) was mainly due to the depreciation of the GBP against local currencies during that period.

Income tax benefit

Income tax benefit was $5.4 million for the year ended December 31, 2019 (Successor) and income tax expense was $1.8 million for the year ended December 31, 2020 (Successor). The change in income tax benefit to income tax expense from fiscal 2019 (Successor) to fiscal 2020 (Successor) was driven by the increase in recorded valuation allowance against U.K. deferred tax assets that cannot be realized.

Net loss

Net loss was $40.2 million for fiscal 2019 (Successor) and $30.3 million for fiscal 2020 (Successor).

Year Ended December 31, 2019 Compared to the Successor Period from September 8 through December 31, 2018 and the Predecessor Period from January 1 through September 7, 2018

The following table summarizes Genius’ consolidated results of operations for the years indicated. The acquisition of Genius Sports by Topco, in connection with the Apax Funds Investment resulted in a change in accounting basis and the financial statement presentation distinguishes results for the “Successor” periods following the Apax Funds Investment from the “Predecessor” period, from January 1, 2018 through September 7, 2018. See “—Factors Affecting Comparability of Financial Information—The Apax Funds Investment.”

	Successor		Predecessor
	Years Ended December 31,	September 8 through December 31,	January 1 through September 7,
	2019	2018	2018
	(dollars in thousands)
Revenue	$114,620	$30,578	$57,007
Cost of Revenue	89,311	20,780	31,026

Gross Profit	25,309	9,798	25,981

Operating expenses:
Sales and marketing	$17,711	$4,300	$9,334
Research and development	13,290	6,862	9,555
General and administrative	29,492	8,076	9,195
Transaction expenses	1,005	—	5,694

Total operating expense	61,498	19,238	33,778

Loss from operations	(36,189)	(9,440)	(7,797)

Loss on warrant and derivative remeasurement	—	—	(7,222)
Interest income (expense), net	(6,840)	(1,744)	(2,363)
Gain (loss) on disposal of assets	(7)	(5)	12
Gain on sale of equity method investment	—	—	1,800
Gain (loss) on foreign currency	(2,537)	170	147

Total other income (expenses)	(9,384)	(1,579)	(7,626)

Loss before income taxes	(45,573)	(11,019)	(15,423)
Income tax benefit (expense)	5,366	1,258	(104)

Net loss	$(40,207)	$(9,761)	$(15,527)

Revenue

Revenue was $57.0 million for the 2018 Predecessor period and $30.6 million for the 2018 Successor period compared to $114.6 million for fiscal 2019. On a pro forma basis, assuming the Apax Funds Investment occurred on January 1, 2018, revenue increased $27.0 million, or 31%, from $87.6 million in fiscal 2018 to $114.6 million in fiscal 2019. On a pro forma constant currency basis, revenue would have increased $30.6 million, or 37%, in fiscal 2019 compared with fiscal 2018.

On a pro forma basis, Betting Technology, Content and Services revenue increased $19.3 million, or 28%, from $69.1 million in fiscal 2018 to $88.4 million in fiscal 2019. This increase was primarily due to growth of business with existing customers as a result price increases on contract renewals and renegotiations, expansion of value-add services, new service offerings, and the acquisition of new customers in fiscal 2019, as Genius gained critical mass through its data rights acquisition strategy. Events under official data rights increased from 105,790 as of December 31, 2018 to 142,083 as of December 31, 2019.

On a pro forma basis, Sports Technology and Services revenue increased $5.4 million, or 61%, from $8.9 million in fiscal 2018 to $14.4 million in fiscal 2019, primarily driven by continued relationships with sports leagues and federations across all tiers of sport. Revenue for contracts where Genius receives noncash consideration in the form of official sports data and streaming rights was $7.9 million in fiscal 2019 compared to $3.3 million in fiscal 2018.

On a pro forma basis, Media Technology, Content and Services revenue increased $2.3 million, or 24%, from $9.5 million in fiscal 2018 to $11.9 million in fiscal 2019, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

Cost of revenue

Cost of revenue was $31.0 million for the 2018 Predecessor period and $20.8 million for the 2018 Successor period, compared to $89.3 million for fiscal 2019. The trend in cost of revenue in fiscal 2019 is primarily related to increased data rights costs and amortization of acquired intangible assets.

Data rights costs were $3.7 million in the 2018 Predecessor period, $5.7 million in the 2018 Successor period, and $23.8 million for fiscal 2019, with the fiscal 2019 amount driven primarily by Genius’ entry into its exclusive U.K. soccer data rights contract in May 2019 and other lower tiered sports. Amortization of acquired intangible assets was $6.8 million for the 2018 Successor period and $21.4 million for fiscal 2019. Amortization of capitalized software development costs was $9.0 million in the 2018 Predecessor period, $0.2 million for the 2018 Successor period and $4.9 million for fiscal 2019. In addition, increases in data collection, media related, and server costs in fiscal 2019 contributed to the trend.

Sales and marketing

Sales and marketing expenses were $9.3 million for the 2018 Predecessor period and $4.3 million for the 2018 Successor period, compared to $17.7 million for fiscal 2019. The increase in fiscal 2019 reflects growing staff costs and sponsorships, roughly in line with Genius’ revenue growth as Genius ventures into new markets.

Research and development

Research and development expenses were $9.6 million for the 2018 Predecessor period and $6.9 million for the 2018 Successor period, compared to $13.3 million for fiscal 2019. The decrease in fiscal 2019 was primarily driven by Genius capitalizing a significant portion of internally developed software costs in the period as a result of new products completing the preliminary project stage and became probable of completion in the period. This decrease was partially offset by higher staff costs in the period driven by an increase in headcount in fiscal 2019.

General and administrative

General and administrative expenses were $9.2 million for the 2018 Predecessor period and $8.1 million for the 2018 Successor period, compared to $29.5 million for fiscal 2019. The increase in fiscal 2019 was due mainly to Genius’ continued geographic and market expansion, which resulted in increases to corporate costs, including staff, legal, professional, and other ancillary costs.

Transaction expenses

Transaction expenses were $5.7 million for the 2018 Predecessor period and $1.0 million for fiscal 2019. The transaction expenses for the 2018 Predecessor period related to sell-side transaction costs incurred in connection with the Apax Funds Investment.

Warrant and derivative adjustment

Warrant and derivative remeasurement expense was $7.2 million for the 2018 Predecessor period, reflecting the settlement of the warrants and certain loan instruments in connection with the Apax Funds Investment.

Interest expense, net

Interest expense, net was $2.4 million for the 2018 Predecessor period and $1.7 million for the 2018 Successor period, compared to $6.8 million for fiscal 2019. The increase in fiscal 2019 corresponds with the increase in outstanding debt on Investor Loan Notes issued in connection with the Apax Funds Investment.

Gain on sale of equity method investment

Genius sold an equity method investment, in a company named PointsBet, in the 2018 Predecessor period, resulting in a gain on sale of $1.8 million.

Foreign currency gain (loss)

Genius recorded a foreign currency gain of $0.1 million for the 2018 Predecessor period, gain of $0.2 million for the 2018 Successor period, and a $2.5 million foreign currency loss for fiscal 2019. The loss in fiscal 2019 was mainly due to GBP exchange rate volatility, reflecting the effects the U.K’s withdrawal from the European Union.

Income tax benefit (expense)

Income tax benefit (expense) was an expense of $0.1 million for the 2018 Predecessor period, a $1.3 million benefit for the 2018 Successor period and a $5.4 million benefit for fiscal 2019. The increase in benefit in fiscal 2019 was due to the corresponding increase in net loss before income taxes.

Net loss

Net loss was $15.5 million for the 2018 Predecessor period, $9.8 million for the 2018 Successor period and $40.2 million for fiscal 2019.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius had $11.8 million in cash and cash equivalents as of December 31, 2020. On a pro forma basis, assuming the Business Combination closed on that date, cash and cash equivalents would have been $157.5 million. Management believes Genius’ operating cash flows, together with amounts available under its Overdraft Facility (as defined below), its cash on hand and the cash it expects to obtain as a result of the Business Combination (including the proceeds of the PIPE Investment, as discussed above under “Summary of the Material Terms of the Business Combination”), will be sufficient to meet its working capital and capital expenditure requirements for a period of at least twelve months from the date of this Annual Report on Form 20-F.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $93.0 million and $73.2 million in debt outstanding as of December 31, 2020 (Successor) and December 31, 2019 (Successor), respectively. Substantially all of this debt is held by its investors and management personnel (primarily Apax Funds) in the form of unsecured Investor Loan Notes bearing interest at 10% annually and Related Party Loan bearing interest at 4% annually. Genius repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the Business Combination.

In addition, Genius has a £150 thousand overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Annual Report on Form 20-F.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated.

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	September 8 through December 31, 2018	January 1 through September 7, 2018
	(dollars in thousands)
Net cash provided by (used in) operating activities	$17,073	$2,492	$(193)	$8,839
Net cash provided by (used in) investing activities	(22,656)	(24,623)	(5,887)	(12,095)
Net cash provided by (used in) financing activities	10,096	6,931	(211)	3,566

Operating activities

Net cash provided by operating activities was $17.1 million for the year ended December 31, 2020 (Successor), while net cash provided by operating activities was $2.5 million for the year ended December 31, 2019 (Successor).

For the year ended December 31, 2020 (Successor), net cash provided by operating activities primarily reflected the impact of Genius’ net income net of non-cash items of $13.6 million and changes in working capital of $3.5 million. In fiscal 2019, cash provided by operating activities reflected primarily by the change in working capital of $11.5 million, offset by net loss net of non-cash items of $9.0 million.

Net cash provided by operating activities was $2.5 million and $8.8 million for the year ended December 31, 2019 (Successor) and the period from period from January 1, 2018 through September 7, 2018 (Predecessor), respectively, while net cash used in operating activities was $0.2 million for the period from September 8, 2018 through December 31, 2018 (Successor). In fiscal 2019, cash provided by operating activities reflected primarily by the change in working capital of $11.5 million, offset by net loss net of non-cash items of $9.0 million. For the 2018 Predecessor period, cash provided by operating activities primarily reflected the change in operating working capital of $7.0 million and net income net of non-cash items ($1.8 million).

Investing activities

Net cash used in investing activities was $22.7 million and $24.6 million for the years ended December 31, 2020 and 2019 (Successor), respectively, and was primarily driven by capital expenditures including internally developed software costs, IT equipment, and furniture and fixtures, and business acquisitions.

For the year ended December 31, 2020 (Successor), investing cash flows primarily reflect internally developed software costs of $15.9 million and acquisition of Sportzcast, Inc. of $3.9 million. For the year ended December 31, 2019, investing cash flows primarily reflect internally developed software costs of $20.8 million and purchases of property and equipment of $3.2 million.

Net cash used in investing activities was $24.6 million, $5.9 million and $12.1 million for the year ended December 31, 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively. For the year ended December 31, 2019, investing cash flows primarily reflect internally developed software costs of $20.8 million and purchases of property and equipment of $3.2 million. For the 2018 Successor period, investing cash flows primarily reflect $5.7 million for capital expenditures, including internally developed software, IT equipment, and furniture and fixtures. For the 2018 Predecessor period, investing cash flows primarily reflect internally developed software costs of $13.2 million, partially offset by proceeds of $2.0 million from the sale of Genius’ equity method investment in PointsBet in January 2018.

Financing activities

Net cash provided by financing activities was $10.1 million and $6.9 million for the years ended December 31, 2020 and 2019 (Successor), respectively. Cash provided by financing activities during the year ended December 31, 2020 (Successor) was primarily driven by proceeds of $10.0 million from the Related Party Loan. See “Liquidity and Capital Resources — Debt” above for applicable interest rates and other relevant terms. Cash provided by financing activities in fiscal 2019 was primarily driven by proceeds of $6.2 million from the issuance of common and preference stock to Apax Funds and other investors.

Net cash provided by financing activities was $6.9 million and $3.6 million for the year ended December 31, 2019 (Successor) and the period from period from January 1, 2018 through September 7, 2018 (Predecessor), respectively, while net cash used in financing activities was $0.2 million for the period from September 8, 2018 through December 31, 2018 (Successor). Cash provided by financing activities in fiscal 2019 was primarily driven by proceeds of $6.2 million from the issuance of common and preference stock to Apax Funds and other investors. Cash used in financing activities in the 2018 Successor period was driven mainly by the payment of contingent consideration of $0.2 million. Cash provided by financing activities during the 2018 Predecessor period was driven by net proceeds from borrowings of $4.8 million and partially offset by contingent consideration payments of $1.2 million.

Contractual Obligations, Commitments and Contingencies

The following table and the information that follows summarizes Genius’ contractual commitments for the payment of cash as of December 31, 2020 (Successor).

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
	(dollars, in thousands)
Contractual Obligations:
Operating lease obligations (1)	$20,400	$5,209	$9,922	$5,269	$—
Debt (2)	92,995	10,272	49	48	82,626
Data license agreements (3)	137,236	35,414	68,819	26,034	6,969

Total	$250,631	$50,895	$78,790	$31,351	$89,595

(1)	Includes operating leases of corporate office facilities.
(2)	Includes the Investor Loan Notes and Related Party Loan. See “Liquidity and Capital Resources — Debt” above for applicable interest rates and other relevant terms.
(3)	Includes Genius’ obligations under its exclusive U.K. soccer data rights contract, among others. See “Business Model—Events Under Official Sports Data and Streaming Rights.”

Investor Commitment

Certain investment funds affiliated with Apax Funds provided Maven Debtco Limited (“Maven Debtco”), an affiliate of Genius, with a commitment letter in support of a guarantee issued by Maven Debtco to Barclays Bank PLC in connection with a bank guarantee, drawable for an aggregate amount of up to £30 million, that Barclays provided to Football Dataco Limited to secure Genius’ obligations under its exclusive EPL data rights agreement. Genius intends to terminate this commitment at or anytime in the one year following consummation of the Business Combination.

Off-Balance Sheet Arrangements

As of December 31, 2020 (Successor), Genius did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

Genius’ consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 – Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Genius’ critical accounting policies are described below.

Revenue Recognition

Genius applies judgment in determining whether it is the principal or agent in providing products and services to customers. Genius generally controls all products and services before transfer to customers as Genius is primarily responsible to deliver products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606, Revenue from Contracts with Customers (“ASC 606”) involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. Genius reviews and updates its contract-related estimates, and records adjustments as needed.

Genius determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs. For Sports Technology and Services, Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration by reference to the standalone selling price of the services promised to the customer.

For Betting Technology, Content and Services contracts with variable consideration associated with overages to the extent Genius’ estimate of the transaction price, including consideration of the constraint changes, Genius records a cumulative-effect adjustment to adjust revenue recognized to date. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Internally Developed Software

Genius capitalizes software that is developed for internal use in accordance with the guidance in ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software (“ASC 350-40”). ASC 350-40 requires that costs related to preliminary project activities and post implementation activities are expensed as incurred. Judgment is required in determining when development costs can be capitalized. Qualifying costs incurred to develop software for internal use are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years and the related amortization expense is classified as cost of revenue in the consolidated statements of operations. Genius evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Business Combinations

Genius accounts for acquisitions in accordance with ASC 805, Business Combinations (“ASC 805”). Genius allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Genius to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired data rights, acquired technology, customer contracts and tradenames, useful lives, and discount rates.

Genius’ estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects Genius’ amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, Genius may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, Genius Sports Limited is expected to remain an emerging growth company at least through the end of the 2021 fiscal year. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The board of directors and executive officers of Genius are as follows.

Name	Age	Position
Mark Locke	41	Director and Chief Executive Officer
David Levy	59	Chairman
Albert Costa Centena	37	Director
Gabriele Cipparrone	45	Director
Niccolo de Masi	40	Director
Harry L. You	61	Director
Daniel Burns	50	Director
Roxana Mirica	35	Director
Nicholas Taylor	46	Chief Financial Officer
Steven Burton	49	Chief Operating Officer
Jack Davison	44	Chief Commercial Officer
Campbell Stephenson	45	Chief Information Officer

Mark Locke has served as Chief Executive Officer of Genius since December 2020 and became a member of its board of directors following the completion of the Business Combination. Mr. Locke is the Co-Founder of Genius Sports Group and its Chief Executive Officer. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s board of directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

David Levy has served as the Chairman of Genius’ board of directors since the Closing. Since January 2020, Mr. Levy has been serving as Chief Executive Officer of Back Nine Ventures LLC, an investment and investment advisory firm. Mr. Levy has also joined, as a Senior Advisor in 2021, with two companies: Raine, a merchant bank advisory company, and Arctos Partners, a new fund, focused on passive investment in professional sports teams. Since May 2015, Mr. Levy has been serving as a director of Audacy, Inc. (f/k/a Entercom Communications Corp.). From 2013 through March 2019, Mr. Levy served as President of Turner Broadcasting System, Inc. where he oversaw all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy has a B.S. from Syracuse University – Martin J. Whitman School of Management. Mr. Levy’s qualifications to serve on our board of directors include his extensive leadership experience and track record in the global sports and media industries.

Albert Costa Centena is a member of Genius’s board of directors and has served as a member of the Board of Directors of TopCo since July 2018. Mr. Costa Centena is a Principal at Apax Partners LLP, which he joined in 2010, and where he works in the Tech & Telecommunications sector. Mr. Costa Centena started his career in the investment banking division of Morgan Stanley in the Energy & Utilities and the Media & Telecom teams and then worked at The Blackstone Group in private equity. Mr. Costa Centena’s prior deal experience includes Genius Sports Group, Baltic Classifieds Group, idealista, Neuraxpharm and Takko Fashion. Mr. Costa Centena received his M.B.A. from the Wharton Business School and his B.B.A. in finance from ESADE Business School. Mr. Costa Centena’s qualifications to serve on Genius’s board of directors include his extensive and varied deal experience in the technology sector and his prior experience as a member of the Board of Directors of TopCo.

Gabriele Cipparrone is a member of Genius’s board of directors and has served as a member of the Board of Directors of TopCo since July 2018. Mr. Cipparrone is a Partner at Apax Partners LLP, which he joined in 2003, and where he works in the Tech & Telecommunications sector. Prior to joining Apax Partners, Mr. Cipparrone was a consultant with McKinsey & Company where he specialized in advising clients in the telecom and utility sectors. Mr. Cipparrone has participated in a number of key deals including Genius Sports Group, MatchesFashion, Engineering, Orange Switzerland, Weather Investments, TDC, Sisal and Farmafactoring. Mr. Cipparrone received his M.B.A. from Harvard Business School, a post-graduate degree in Engineering from Ecole Centrale Paris and an undergraduate degree in Mechanical Engineering from Politecnico di Torino. Mr. Cipparrone’s qualifications to serve on Genius’s board of directors include his significant transactional experience in the tech sector and his prior experience as a member of the Board of Directors of TopCo.

Niccolo de Masi is as a member of Genius’s board of directors. Mr. de Masi has been dMY’s Chief Executive Officer and a director since June 2020. Mr. de Masi is also the chief executive officer and director of dMY Technology Group, Inc. and dMY Technology Group, Inc. III. Mr. de Masi has been a member of the board of directors of Glu since January 2010, and has served as chairman since December 2014, as interim chairman from July 2014 to December 2014 and as president and chief executive officer from January 2010 to November 2016. Mr. de Masi has been the chief innovation officer at Resideo Technologies, Inc. since February 2019, a member of its board of directors since October 2018, and was president of products and solutions from February 2019 until January 2020. Mr. de Masi served as the president of Essential from November 2016 to October 2018. Mr. de Masi served on the board of directors of Xura and its audit committee from November 2015 until August 2016. From 2008 to 2009, Mr. de Masi led Hands-On Mobile as its chief executive officer. From 2004 to 2007, Mr. de Masi was the chief executive officer of Monstermob. Mr. de Masi serves on the Leadership Council of the UCLA Grand Challenges. Mr. de Masi received his B.A. and MSci. degrees in physics from Cambridge University. Mr. de Masi’s qualifications to serve on our board of directors include his extensive leadership experience in the mobile app space, his track record in our target industry and his network of contacts in the technology sector.

Harry L. You is as a member of Genius’s board of directors. Mr. You has been dMY’s Chairman since June 2020. Mr. You is also the chairman of dMY Technology Group, Inc. and dMY Technology Group, Inc. III. Mr. You served as the executive vice president of EMC in the office of the chairman from 2008 to 2016. From 2008 to 2016, Mr. You served as the executive vice president of EMC in the office of the chairman. In September 2016, Mr. You founded GTY, in which Mr. You served as its president, chief financial officer and director until February 2019 when GTY consummated its initial business combination, served as its president from February 2019 to May 2019 and as its chief financial officer from February 2019 through August 2019, and has served as its vice chairman since May 2019. Mr. You also served as GTY’s president from May 7, 2019 to May 20, 2019. Mr. You served as a director of Korn/Ferry International from 2004 to October 2016 and has been a trustee of the U.S. Olympic Committee Foundation since August 2016. Mr. You was chief executive officer of BearingPoint from 2005 to 2007. Mr. You also served as BearingPoint’s interim chief financial officer from 2005 to 2006. From 2004 to 2005,

Mr. You served as executive vice president and chief financial officer of Oracle, and was also a member of the board of directors of Oracle Japan. From 2001 to 2004, Mr. You served as chief financial officer of Accenture. Mr. You also previously spent fourteen years on Wall Street, including serving as a managing director in the Investment Banking Division of Morgan Stanley, where he headed the Computer and Business Services Group. Mr. You has served as a member of the board of directors of Broadcom Inc. since January 2019. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College. Mr. You’s qualifications to serve on our board of directors include his extensive and varied deal experience throughout his career, including his experience structuring Dell’s acquisition of EMC as EMC’s executive vice president, his network of contacts in the technology sector, and his prior special purpose acquisition company experience with GTY.

Daniel Burns is a member of Genius’s board of directors and has served as a member of the Board of Directors of TopCo since September 2018. Since 2011, Mr. Burns has served as the Founder and Managing Partner of Oakvale Capital, a corporate finance boutique specializing in the gambling and gaming industries. Mr. Burns is also the owner of Carbon Group Limited, which he founded in 2006. Mr. Burns has an M.A. in Law from the University of Cambridge. Mr. Burns’ qualifications to serve on Genius’s board of directors include his significant experience in the gambling and gaming industries and his prior experience as a member of the Board of Directors of TopCo.

Roxana Mirica is as a member of Genius’s board of directors. She is a Partner and head of Capital Markets in Europe of Apax, having joined the firm in 2017. She is responsible for leading acquisition financing and ongoing debt and equity capital markets transactions for Apax’s portfolio companies. Prior to joining Apax, Ms. Mirica was employed by Barclays plc for nine years, most recently as Director in Leveraged Finance. Ms. Mirica holds a Bachelor of Arts in Economics and Chemistry, cum laude, from Dartmouth College. Ms. Mirica’s qualifications to serve on Genius’s board of directors include her significant transactional experience in the financing sector and her track record of success in financing transactions.

Nicholas Taylor has served as Chief Financial Officer of Genius since December 2020 and has been the Chief Financial Officer of Genius Sports Group since October 2019. Prior to joining Genius Sports Group, Mr. Taylor served as the Chief Financial Officer of Wagamama from June 2017 to September 2019 and Director of Operational Finance at Travelodge Hotels Limited from May 2014 to May 2017. Prior thereto, Mr. Taylor also served as Senior Vice President, Finance at Millennium & Copthorne Hotels and Finance Director at Monitise. Mr. Taylor started his financial career at KPMG LLP where he spent fourteen years. Mr. Taylor received his B.A. in Ancient History from the University of Bristol.

Steven Burton has served as the Chief Operating Officer of Genius Sports Group since April 2020 and prior thereto served in various other roles since August 2016, including as Managing Director from February 2017 to April 2020 and Director, Integrity, Governance & Sports Partnerships from August 2016 to February 2017. Prior to joining Genius Sports Group, Mr. Burton served as a Partner and Head of Sports Data, Betting & Integrity at Couchmans LLP from September 2009 to August 2016. Mr. Burton started his career as a solicitor in the Sports Group at Hammonds, Suddards Edge (which subsequently merged with the US-based law firm Squire, Sanders & Dempsey) and joined the Sports Division at Addleshaw Goddard LLP as a Legal Director in 2004.

Jack Davison has been the Chief Commercial Officer of Genius Sports Group since July 2017. Prior to joining Genius Sports Group, Mr. Davison served in roles as Managing Director and Chief Commercial Officer of BetGenius since July 2012, which is now a Genius Sports Group company. Prior to joining BetGenius, Mr. Davison served as Commercial Director of Press Association (now PA Media) and specialized in the Sports, Content Licensing and eGaming industry.

Campbell Stephenson has served as the Chief Information Officer of Genius Sports Group since January 2020 and prior thereto served in various other roles, including as Group Chief Technology Officer from August 2017 to December 2019 and Chief Technology Officer, Genius Sports Services from May 2016 to July 2017. Prior to joining Genius Sports Group, Mr. Stephenson served in roles as the Development Director, Development Manager and Senior Developer at BetGenius, which he joined in December 2009 and which is now a Genius Sports Group company. Mr. Stephenson started his career as a consultant in the software and development industry.

B.	Compensation

Historical Executive Officer and Director Compensation

Historical Compensation of Genius’s Executive Officers

The amount of compensation paid, and benefits in kind granted, to Genius’s executive officers for the year ended December 31, 2020 is described in the table below. Genius historically operated on a fiscal year ended December 31 basis, and as such, we are providing disclosure for Genius’ last full financial year (i.e., the year ended December 31, 2020). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’s home country and is not otherwise publicly disclosed by Genius.

(U.S. dollars in thousands)(1)	All executive officers
Base compensation(2)	$1,477.218
Bonuses(3)	$1,508.348
Additional benefit payments(4)	$18,358
Total cash compensation	$3,003.924

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2020 annual exchange rate of £1.00 to USD$1.2837.
(2)

Base compensation represents the actual salary amounts paid to executive officers in 2020 and therefore reflects temporary salary reductions voluntarily undertaken by these individuals as part of Genius’ organizational response to COVID-19. These salary reductions were in effect for four months and were in the amount of 100% of base salary for the CEO, 33% of base salary for the CFO and 20% of base salary for each of the other executive officers. Our executive officers will not be made whole for these temporary salary reductions.

(3)

With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’ internal Remuneration Committee, are limited in number and amount and are typically awarded in tandem with Genius’ annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2020 performance and will be paid in early 2021, subject to satisfaction of relevant terms and conditions.

(4)	Additional benefits include employer pension contributions and provision of private medical insurance cover.

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2020 are set forth in the table above.

Historical Compensation of Genius’s Directors

With the exception of our officers who serve on the Genius Board (who are discussed above) and Mr. Daniel Burns (whose compensation is described below), we did not pay any compensation or provide any benefits for the year ended December 31, 2020 (i.e., Genius’ last full financial year) to those who will serve on the Genius Board.

Pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Burns is the founder, and Genius, Mr. Burns received retainer fees of $192,555, plus VAT, for his services rendered during the fiscal year ended December 31, 2020. The retainer fees were paid in pound sterling and have been converted into U.S. dollars using the calendar year 2020 annual exchange rate of £1.00 to USD$1.2837.

Existing Share Incentive Arrangements

Certain members of Genius’s management team held incentive shares issued by TopCo (the “Existing Incentive Shares”), subject to the terms of a management investment deed (“Management Investment Deed”) and TopCo’s Articles of Incorporation, which set out, among other things, the terms on which such Existing Incentive

Shares are issued to, and held by, the relevant members of the Genius management team, the basis on which such Existing Incentive Shares will vest and the repurchase and transfer provisions that apply to such Existing Incentive Shares (including those that apply if the relevant member of the Genius management team ceases to be employed or engaged by TopCo or any of its subsidiary undertakings, referred to as “Leavers”).

The share ownership of our executive officers as of December 31, 2020 is reflected in the table below.

Executive	Non-Voting Class A2 Shares (#; % of Total Class A2 Shares Outstanding)	Non-Voting Class B Shares (#; % of Total Class B Shares Outstanding)	Non-Voting Class C Shares (#; % of Total Class C Shares Outstanding)	Voting Class C1 Shares (#; % of Total Class C1 Shares Outstanding) (Four Votes per Share)	Non-Voting Class D1 Shares (#; % of Total Class D1 Shares Outstanding)	Non-Voting Class D2 Shares (#; % of Total Class D2 Shares Outstanding)	Non-Voting Preference Shares (#; % of Total Preference Shares Outstanding)
Mark Locke	20,674; 13.02%	528,675; 100%	—	—	66,250; 100%	—	2,436,883; 1.11%

Nick Taylor	—	—	32,462; 34.93%	—	—	12,204; 19.57%	—

Steven Burton	2,252; 1.42%	—	—	27,825; 33.33%	—	10,461; 16.77%	217,082; 0.10%

Jack Davison	4,292; 2.70%	—	—	27,825; 33.33%	—	10,461; 16.77%	505,939; 0.23%

Campbell Stephenson	11,371; 7.16%	—	—	27,825; 33.33%	—	10,461; 16.77%	1,340,286; 0.61%

Executive Officer and Director Compensation

Genius has established a compensation committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the compensation committee will work with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of Genius’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but Genius’s Chief Executive Officer, Chief People Officer and Chief Legal Officer will continue to be involved with compensation decisions by providing insight and recommendations to the compensation committee regarding compensation for executive officers other than themselves.

Equity Compensation—Restricted Shares

Pursuant to the terms of the Business Combination Agreement, any Existing Incentive Shares that remained unvested immediately prior to the Reorganization were exchanged for Restricted Shares, which shall continue to be subject to vesting terms and Leaver provisions that are substantially equivalent to those set out in the Management Investment Deed and Topco’s Articles of Incorporation (subject, in the case of the Leaver provisions, to customary amendments to the provisions set out in the Management Investment Deed as are necessary to accommodate Genius’s status as a public company listed on the New York Stock Exchange and the Reorganization), which shall be formally documented in the Genius Sports Limited 2021 Restricted Share Plan and Restricted Share Agreements under the Genius Sports Limited 2021 Restricted Share Plan (collectively, the “Restricted Share Terms”).

All Restricted Shares are subject to time vesting conditions (the specific time vesting schedule applicable to a Restricted Share depending on which class of Existing Incentive Share was exchanged for the relevant Restricted

Share pursuant to the Reorganization), and certain of them are also subject to performance vesting conditions (measured after the effective time of the Business Combination based on the volume weighted average trading price performance of Genius ordinary shares, over a period of up to four years).

Until such time as the Restricted Shares vest in accordance with the Restricted Share Terms, they will be subject to restrictions on transfer preventing their holders from trading or otherwise dealing with them (save as required by operation of the Leaver provisions). Any Restricted Shares that vest in accordance with the Restricted Share Terms shall become unrestricted Genius ordinary shares. The Restricted Share Terms will provide that some or all of the unvested Restricted Shares shall automatically vest upon a specifically defined qualifying change of control of Genius in a transaction providing for consideration in the form of cash or certain marketable, freely-tradeable shares.

Save for any Restricted Shares transferred to new or existing managers that are employed or engaged by Genius and/or its direct and/or indirect subsidiaries pursuant to the Leaver provisions in the Restricted Share Terms, additional Restricted Shares are not currently proposed to be issued pursuant to the Restricted Share Terms.

Equity Compensation—Options

The Management Investment Deed provides for the issuance of certain Existing Incentive Shares to the employees and contractors of Topco and its direct and indirect subsidiaries from time to time (the “Beneficiaries”) that occurred prior to Closing (the “Unallocated Incentive Shares”). Rather than issue the Unallocated Incentive Shares directly to certain specified Beneficiaries before Closing and then have such Beneficiaries exchange the Unallocated Incentive Shares for Genius ordinary shares pursuant to the Reorganization, (i) an employee benefit trust was established in England for the purpose of holding the legal interest in the Resulting Genius Shares (as defined below) on behalf of the Beneficiaries (the “EBT”); (ii) such number of Genius ordinary shares (the “Resulting Genius Shares”) equal to the number of Genius ordinary shares that would have been issued pursuant to the Reorganization upon the exchange by such Beneficiaries of the Unallocated Incentive Shares, were issued directly by Genius to the EBT prior to Closing (and, therefore, did not participate in the Reorganization) in lieu of the issuance of the Unallocated Incentive Shares by Topco to such Beneficiaries; and (iii) the Resulting Genius Shares issued to the EBT were awarded to such Beneficiaries pursuant to an option plan established by Genius before Closing (the “Genius Option Plan”). The Resulting Genius Shares were treated as part of the up to 11,618,401 Restricted Shares to be issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement

Under the Genius Option Plan, such specified Beneficiaries received options to purchase the Resulting Genius Shares (the “Options”), and the Genius Option Plan and the individualized grant notices and agreements issued thereunder set out (among other things) the number of Resulting Genius Shares subject to the relevant Option and the vesting terms that must be satisfied before such Options may be exercised in whole or in part. The Options are subject to substantially equivalent vesting and Leaver terms and conditions as are applicable to the Restricted Shares under the Restricted Share Terms.

Options are intended to be subject to restrictions on transfer set out in the Genius Option Plan preventing their holders from trading or otherwise dealing with them; however, once an Option is exercised, the Resulting Genius Shares issued to the applicable Beneficiary pursuant to such exercise would be free from such restrictions.

Save for any Resulting Genius Shares that become allocable to Beneficiaries pursuant to the Leaver provisions in the Genius Option Plan, additional options to purchase Genius ordinary shares are not currently proposed to be granted pursuant to the Genius Option Plan. Options granted to the Beneficiaries prior to Closing, which collectively shall cover all of the Resulting Genius Shares, will not be granted to any of Genius’s executive officers.

Director Compensation

The board of directors of Genius approved the initial terms of its non-employee director compensation program in connection with the Business Combination described herein.

C.	Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors are Harry L. You and Daniel Burns;

•	the Class II directors are Niccolo de Masi, Albert Costa Centena and David Levy; and

•	the Class III directors are Gabrielle Cipparrone, Mark Locke and Roxana Mirica.

Genius expects to add an additional member to the board following the Closing. The initial term of the Class I directors shall expire immediately following Genius’ 2022 annual general meeting of shareholders at which directors are elected. The initial term of the Class II directors shall expire immediately following Genius’ 2023 annual general meeting of shareholders at which directors are elected. The initial term of the Class III directors shall expire immediately following Genius’ 2024 annual general meeting of shareholders at which directors are elected.

Audit Committee

Genius has established an audit committee of the board of directors, comprised of Harry L. You and Albert Costa Centena. The Genius Board has determined that Harry L. You is independent. Harry L. You is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and the Genius Board has determined that Harry L. You qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. Genius expects to appoint a third member to the audit committee following the Closing.

The Genius Board adopted, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including:

•	meeting with Genius’s independent registered public accounting firm regarding, among other issues, audits, and adequacy of Genius’s accounting and control systems;

•	monitoring the independence of Genius’s independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management Genius’s compliance with applicable laws and regulations;

•

pre-approving all audit services and permitted non-audit services to be performed by Genius’s independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing Genius’s independent registered public accounting firm;

•

determining the compensation and oversight of the work of Genius’s independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by Genius regarding accounting, internal accounting controls or reports which raise material issues regarding Genius’s financial statements or accounting policies; and

•

reviewing and approving all payments made to Genius’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of Genius’s audit committee will be reviewed and approved by the Genius Board, with the interested director or directors abstaining from such review and approval.

Nominating and Corporate Governance Committee

Genius has established a nominating and corporate governance committee of the board of directors, comprised of Gabriele Cipparrone and Harry L. You, each of whom is independent under the applicable rules of the SEC and the NYSE. Gabriele Cipparrone is the chairman of the committee. The Genius Board has adopted, effective upon completion of the Business Combination, a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. Genius expects to appoint a third member to the nominating and corporate governance committee following the Closing. The nominating and corporate governance committee will be responsible for overseeing the selection of persons to be nominated to serve on the Genius Board.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to the Genius Board regarding, nominees for election to the board of directors and its committees;

•	evaluating the performance of the Genius Board and of individual directors;

•	considering, and making recommendations to the Genius Board regarding the composition of the board and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of the corporate governance practices and reporting;

•	reviewing related person transactions; and

•	developing, and making recommendations to the Genius Board regarding, corporate governance guidelines and matters.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated should:

•	have demonstrated notable or significant achievements in business, education or public service;

•

possess the requisite intelligence, education and experience to make a significant contribution to the board of directors of Genius and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Genius has established a compensation committee comprised of Niccolo de Masi and Daniel Burns. Niccolo de Masi is independent under the applicable rules of the SEC and the NYSE. Niccolo de Masi is the chairman of the compensation committee. Genius expects to appoint a third member to the compensation committee following the Closing.

The Genius Board has adopted, effective upon completion of the Business Combination, a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to Genius’s Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of its other Executive Officers;

•	reviewing its executive compensation policies and plans;

•	implementing and administering its incentive compensation equity-based remuneration plans;

•	assisting management in complying with its annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of Genius’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on Genius’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Genius Board.

Code of Business Conduct and Ethics

Following the Business Combination, Genius intends to post its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with the Genius Board, any committee chairperson or the independent directors as a group by writing to the Genius Board or committee chairperson in care of Genius Sports Limited, 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Genius Sports Group Limited, its subsidiary.

The Company currently has approximately 1,500 staff across 11 main locations and 6 continents, comprising over 1,100 employees and more than 350 contingent workers. We operate a network of over 2,500 data statisticians around the globe, as part of which we also manage an additional 4,500 statisticians employed by FIBA.

The Company’s success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. As part of this we emphasize development of a ready pipeline of ‘home-grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

Our culture is fair, ethical and performance-oriented. We operate a clear ‘game plan’ setting out the company vision and values that we expect all staff to uphold. This is underpinned by a business-wide Code of Business Conduct and Ethics and appropriate training programs. We regularly engage with staff on issues affecting the business through group-wide and location-specific ‘town hall’ sessions and other engagement platforms.

None of our employees are represented by a labor union (although in certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements). We have not experienced any work stoppages, and we generally consider our relations with our employees to be good.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of April 23, 2021 upon the consummation of the Business Combination by:

•	each beneficial owner of more than 5% of the outstanding Genius ordinary shares;

•	each executive officer or a director of Genius and

•	all of Genius’ executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each Genius ordinary share will entitle the holder to one vote.

The beneficial ownership of Genius is based on 178,512,357 Genius ordinary shares issued and outstanding, including 10,875,876 Restricted Shares issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement. The expected beneficial ownership percentages set forth below do not take into account warrants that are outstanding and may be exercised thereafter (commencing upon 12 months from the closing of the IPO (i.e., August 18, 2021))

Beneficial Owners	Number of Genius Shares	Approximate Percentage of Outstanding Shares
Directors and Executive Management
Mark Locke(1)	23,121,602	12.9%
David Levy(1)	36,495	*
Albert Costa Centena(1)	—	—
Gabriele Cipparrone(1)	—	—
Roxana Mirica(1)	—	—
Niccolo de Masi (2)	—	—
Harry L. You(2) (3) (4)	6,825,000	3.8%
Daniel Burns(1)	81,364	*
Nicholas Taylor(1)	1,669,894	*
Steven Burton(1)	1,524,568	*
Jack Davison(1)	1,613,978	*
Campbell Stephenson(1)	1,915,157	1.0%
All directors and executive officers as a group (12 persons)	36,788,058	20.6%
Other 5% Shareholders
Maven TopHoldings SARL(5)	66,644,038	37.3%
Funds and Accounts Managed by Caledonia(6)	14,000,000)	7.8%

*	Less than 1%.
(1)	The business address of this shareholder is 33 Jermyn St, St. James’s, London SW1Y 6DN, United Kingdom.
(2)	The business address of this shareholder is 80 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144.
(3)	Does not include 5,013,333 shares of Class A Common Stock underlying private placement warrants that may not become exercisable within 60 days of the date hereof.
(4)

dMY Sponsor, LLC is the record holder of the shares reported herein. Each of dMY’s current officers and directors are among the members of the Sponsor, and Mr. You is the manager of the Sponsor. Mr. You has voting and investment discretion with respect to the common stock held of record by the Sponsor. Each of dMY’s current officers and directors other than Mr. You disclaims any beneficial ownership of any shares held by the Sponsor.

(5)

Maven TopHoldings SARL is beneficially owned by Apax IX EUR L.P., Apax IX EUR Co-Investment L.P., Apax IX USD L.P. and Apax IX USD Co-Investment L.P. Apax IX EUR GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of Apax IX EUR L.P. and Apax IX EUR Co-Investment L.P., and Apax IX USD GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of Apax IX USD L.P. and Apax IX USD Co-Investment L.P. (together with Apax IX EUR L.P., Apax IX EUR Co-Investment L.P. and Apax IX USD L.P., the “Apax IX Fund”). Apax IX GP Co. Limited, a Guernsey company, is the general partner of Apax IX EUR GP L.P. Inc. and Apax IX USD GP L.P. Inc. Apax IX EUR GP L.P. Inc. and Apax IX USD GP L.P. Inc. are responsible for the general administration of the Apax IX Fund and have appointed Apax IX GP Co. Limited as investment manager of the Apax IX Fund, to be responsible for the investment management for, and making investment decisions on behalf of, the Apax IX Fund. The directors of Apax IX GP Co. Limited are Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual director of Apax IX GP Co. Limited exercises voting or dispositive control over any of the securities in Maven TopHoldings SARL, even those securities in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such securities. The business address of this stockholder is 1-3, Boulevard de la Foire, L1528 Luxembourg, Grand Duchy of Luxembourg.

(6)

Includes (i) GSA Cal Pty. Ltd., (ii) AES Caledonia Fund, (iii) ALD Investment Fund, (iv) Caledonia Carbrook Trust, (v) Caledonia Global Fund, (vi) CJH Family Trust, (vii) GJJ Family Trust, (viii) IDD Caledonia Trust, (vix) Caledonia Indweco Trust, (x) JA Darling Caledonia Trust, (xi) JSD Caledonia Trust, (xii) Longbridge Caledonia Investment Trust, (xiii) MAN Caledonia Investment Trust, (xiv) MGD Investment Fund, (xv) MJM Caledonia Investment Trust, (xvi) Caledonia Siddle Family Investment Fund, (xvii) SMD Investment Trust, (xviii) AJM Australian Holdings LLC and, (xix) AJM Caledonia LLC (collectively, the “Caledonia AU Funds”). Caledonia (Private) Investments Pty Limited is the investment manager of the Caledonia AU Funds and, therefore, has investment and voting power over the securities. The address of the Caledonia AU Funds is

c/o Caledonia (Private) Investments Pty Limited, Level 10, 131 Macquarie Street, Sydney, NSW 2000 Australia. In addition, also includes (i) Caledonia GEM Fund, (ii) Caledonia Master Fund Ltd., (iii) Caledonia Aggregated Fund LLC, and (iv) Caledonia Concentrated Fund LP (collectively, the “Caledonia US Funds”). Caledonia US, LP is the investment manager of the Caledonia US Funds and, therefore, has investment and voting power over the securities. The address of the Caledonia US Funds is c/o Caledonia US, LP, 650 Madison Avenue, 24th Floor, New York, New York 10022.

Holders

As of April 23, 2021, we had approximately 147 shareholders of record of our ordinary shares. We estimate that as of April 23, 2021, approximately 23.0% of our outstanding ordinary shares are held by 29 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the Business Combination, our principal shareholder was Maven TopHoldings SARL, which held ordinary shares representing 100% of our outstanding ordinary shares prior to the Business Combination.

B.	Related Party Transactions

Commitment Letter

Certain Apax Funds have provided Maven Debtco Limited, a Genius Sports Group company and indirect subsidiary of Genius following the Business Combination, with a commitment letter in support of a guarantee issued by Maven Debtco Limited to Barclays plc (“Barclays”) in connection with a letter of credit that Barclays provided to Football Dataco Limited for and on behalf of Genius Sports Group for an aggregate amount of up to £30,000,000 (the “Commitment Letter”), upon the occurrence of certain events. The Company and Apax Funds intend to terminate the Commitment Letter anytime in the one year following the Closing.

Locke Loan Agreement

On September 7, 2018, Mark Locke, the Chief Executive Officer of Genius Sports Group, entered into a Loan Agreement (the “Locke Loan”) with Maven Bidco Limited, a Genius Sports Group company and indirect subsidiary of Genius following the Business Combination, pursuant to which Mr. Locke borrowed an aggregate principal amount of £3,211,470 (approximately $4.1 million) from Maven Bidco Limited with interest at 2.5% per annum. All outstanding amounts under such loan agreement were repaid or otherwise discharged prior to or upon consummation of the Business Combination.

Loan Notes

On September 7, 2018, MidCo issued £43,549,144 (approximately $56.2 million) aggregate principal amount of unsecured investor loan notes with interest at 10% per annum (the “Investor Loan Notes”) pursuant to a loan note instrument dated the same (the “Investor Loan Note Instrument”). On the same date, Midco issued £4,010,334 (approximately $5.2 million) aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (the “Manager Loan Notes” and together with the Investor Loan Notes, the “Loan Notes”) pursuant to a loan note instrument dated the same (the “Manager Loan Note Instrument”). During September 2019 and November 2019, supplemental deeds to the Investor Loan Note Instrument and the Manager Loan Note Instrument were entered into by MidCo, providing for the issuance of additional Investor Loan Notes with an aggregate principle amount of £985,044 and additional Manager Loan Notes with an aggregate principal amount of £106,590. The Investor Loan Notes and Manager Loan Notes were issued to certain indirect shareholders of MidCo, including certain investment funds affiliated with Apax Funds and certain directors and officers of TopCo, or such shareholders’ affiliates. As of December 31, 2020, there was $82.6 million outstanding under the Investor Loan Notes. All outstanding amounts under the Loan Notes were repaid or otherwise discharged prior to or upon the Closing.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax Funds entered into a loan agreement with a subsidiary of Genius (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum, with principal and interest payable in full on maturity. The Related Party Loan matures the earlier of (i) May 30, 2021 or (ii) upon successful consummation of the dMY Technology Group, Inc. II merger. The entire loan balance is included in current debt in the consolidated balance sheets. As of December 31, 2020, there was $10.2 million outstanding under the Related Party loan. All outstanding amounts under the Related Party Loan were repaid or otherwise discharged prior to or upon the Closing.

Oakvale Engagement Letter

Topco, a Genius Sports Group company and subsidiary of Genius, has entered into an engagement letter with Oakvale, of which Daniel Burns is the founder and managing partner, in connection with Oakvale’s services relating to the Business Combination. Upon completion of the Business Combination, Oakvale received a success fee calculated based on the enterprise value of the Genius Sports group and the total amount of cash proceeds received in connection with the Business Combination (whether through the PIPE Investment or the cash in the trust account at closing of the Business Combination). The success fee payable to Oakvale was subject to a minimum payment of $7,000,000 and a maximum payment of $10,000,000. Topco has the option to pay up to 30% of the success fee through shares in Genius. In addition to the success fee, Oakvale was entitled to receive reimbursement of out of pocket expenses subject to a cap of £10,000.

Post-Business Combination Arrangements

In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Founder Holders Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, the Founders, Genius and dMY entered into the Founder Holders Forfeiture Agreement, pursuant to which, among other things, the Founders have agreed to forfeit for no consideration up to 1,035,000 Class A Shares (which Class A Shares are issued immediately prior to the Closing upon the automatic conversion of the Class B Shares held by the Founders), in the aggregate, to the extent that the Minimum Cash (as defined in the Business Combination Agreement) is less than $415,000,000, as more fully described in the Founder Holders Forfeiture Agreement.

Founder Holders Consent Letter

Concurrently with the execution of the Business Combination Agreement, the Founders, Genius and dMY entered into the Founder Holders Consent Letter, pursuant to which, among other things, the Founders have agreed to waive any and all anti-dilution rights described in the Current Charter with respect to Class A Shares held by the Founders (which Class A Shares are issued immediately prior to the Closing upon the automatic conversion of the Class B Shares held by the Founders), as more fully described in the Founder Holders Consent Letter.

Investor Rights Agreement

At the Closing, dMY, the Founders, Maven TopHoldings SARL (“Maven”), certain shareholders who are officers and employees of the Target Companies (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) the Sponsor is entitled to designate two directors of Genius, the Sellers are entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and 6 months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, Genius, TopCo, dMY and the TopCo shareholders party thereto (the “TSA Shareholders”) entered into Transaction Support Agreements (the “TSAs”), pursuant to which, among other things, the TSA Shareholders agreed to vote their outstanding shares of TopCo at any meeting of TopCo’s shareholders in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to Maven to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders. The TSAs also set out a summary of the terms on which the holders of Restricted Shares will hold such Restricted Shares, which are set out more fully in the Genius Sports Limited 2021 Restricted Share Plan and the Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Genius and dMY entered into certain subscription agreements, each dated October 27, 2020 (the “Subscription Agreements”), with a number of accredited and institutional investors (the “PIPE Investors”), including the Caledonia US Funds, pursuant to which such PIPE Investors have subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares (together, the

“Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The Genius ordinary shares issued in connection with the Subscription Agreements and the transactions contemplated thereby are not registered under the Securities Act and were issued in reliance upon the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Indemnification Under Articles of Incorporation; Indemnification Agreements

Our governing documents provide that we will indemnify our directors and officers to the fullest extent permitted by Guernsey law.

We also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Guernsey law.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Pro Forma Condensed Combined Financial Information

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021. Unless the context otherwise requires, the “Company” refers to Galileo NewCo Limited and its subsidiaries after the Closing, and dMY Technology Group, Inc. II prior to the Closing.

NewCo is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

NewCo was formed on October 21, 2020 for the purpose of effectuating the Business Combination described herein. NewCo has no material assets and does not operate any businesses. Accordingly, no financial statements of NewCo have been included in this Form 20-F.

TopCo was formed on July 18, 2018 as a non-cellular company limited by shares under the laws of Guernsey in connection with Apax Funds Investment in Genius. On September 7, 2018, TopCo, through its wholly owned subsidiary Bidco, acquired all outstanding equity interests in Genius and its wholly-owned subsidiaries. TopCo accounted for the acquisition as a business combination using the acquisition method of accounting. Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead. Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media.

dMY is a special purpose acquisition company incorporated in Delaware on June 18, 2020. On August 18, 2020, dMY consummated its IPO. Upon the closing of its IPO, overallotment option and the private placements, $276.0 million of the net proceeds therefrom were placed in the dMY trust account. As of December 31, 2020, there was $276.1 million held in the dMY trust account. As a special purpose acquisition company, dMY’s purpose is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of TopCo and the historical balance sheet of dMY on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statement of operations of TopCo and dMY for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of TopCo was derived from the audited financial statements of TopCo as of and for the year ended December 31, 2020, which are included elsewhere in this Form 20-F. The historical financial information of dMY was derived from the audited financial statements of dMY for the period from June 18, 2020 (inception) to December 31, 2020, which were included with dMY’s 10-K/A filed with the SEC on April 27, 2021. This information should be read together with TopCo’s and dMY’s audited financial statements and related notes, as applicable, Item 5. Operating And Financial Review And Prospects and other financial information included elsewhere in this Form 20-F or in dMY’s 10-K/A.

Description of the Business Combination

On October 27, 2020, dMY, TopCo, Midco, NewCo, Merger Sub, and Sponsor entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, Topco undertook a series of transactions pursuant to which it sold, exchanged and contributed their shares for a mix of cash consideration and NewCo ordinary shares (the “Reorganization”). The Reorganization was immediately followed by the acquisition of dMY by Merger Sub with dMY being the surviving corporation and a wholly-owned subsidiary of NewCo. Additionally, NewCo and dMY entered into subscription agreements for the purchase an aggregate of 33,000,000 NewCo ordinary shares, for a purchase price of $10.00 per share, for an aggregate purchase price of $330.0 million (the “PIPE Investment”).

Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. The Business Combination was first accounted for as a capital reorganization whereby NewCo was the successor to its predecessor TopCo. As a result of the first step described above, the existing shareholders of TopCo continued to retain control through ownership of NewCo.

The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of ASC 805. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of NewCo issuing NewCo ordinary shares for the net assets of dMY, accompanied by a recapitalization. The NewCo ordinary shares issued were recognized at fair value and recorded as consideration for the acquisition of the public shell company, dMY. Under this method of accounting, there was no acquisition accounting and no recognition of goodwill or other intangible assets, as dMY is not recognized as a business as defined under ASC 805, given it consists predominantly of cash or other marketable securities in the dMY trust account.

TopCo was determined to be the accounting acquirer and predecessor in the Business Combination based on evaluation of the following facts and circumstances:

•	TopCo’s shareholders have the largest voting interest in NewCo;

•

NewCo’s board of directors consists of seven directors, and NewCo expects to add two additional directors to the board following the Closing: TopCo’s shareholders were initially entitled to appoint six directors, dMY was initially entitled to appoint two directors and the Chief Executive Officer of NewCo is a director of NewCo;

•	The business of TopCo is comprised of the ongoing operations of NewCo;

•	TopCo is the larger entity, in terms of both revenues and total assets.

Other factors were considered, including composition of management, purpose and intent of the Business Combination and the location of NewCo’s headquarters, noting that the preponderance of evidence as described above is indicative that TopCo was the accounting acquirer and predecessor in the Business Combination.

The following summarizes the number of NewCo ordinary shares outstanding following the Closing:

Shareholders
	Ownership in shares	% of ownership
Maven TopCo Limited (sellers)(1) (3)	100,060,948	59.7%
dMY Public Ownership (2)	27,598,704	16.5%
dMY Technology Group, Inc. II founders	6,900,000	4.1%
PIPE Investors	33,000,000	19.7%

	167,559,652	100.0%

(1)

Includes 79,587,347 shares expected to be issued to existing TopCo common and preference shareholders and 20,473,601 shares expected to be issued to existing holders of TopCo Management Incentive Securities that are expected to vest upon consummation of the Business Combination.

(2)	Excludes the warrants sold in dMY’s initial public offering and as part of the private placement with the Sponsor to purchase an aggregate of 14,213,333 of dMY’s Class A Shares.
(3)

Excludes 11,027,705 of Restricted Shares issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement. The Restricted Shares will continue to be subject to vesting terms and Leaver provisions that are substantially equivalent to those set out in Management Investment Deed and TopCo’s Articles of Incorporation.

Pro Forma Condensed Combined Financial Information

Set forth below is the unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, based on the historical financial statements of TopCo and dMY (as adjusted below).

1.	UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(in thousands)

	As of December 31, 2020				As of December 31, 2020
	TopCo (Historical)	DMY (Historical) (As Restated)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$11,781	$978	$276,099	(A)	$157,519
			(20,130)	(B)
			(16,503)	(C)
			(9,660)	(D)
			(92,881)	(E)
			(292,579)	(F)
			316,800	(G)
			4,635	(H)
			(576)	(I)
			(20,432)	(J)
			(13)	(P)
Accounts receivable, net	24,776	—	—		24,776
Contract assets	10,088	—	—		10,088
Prepaid expenses	4,107	373	—		4,480
Other current assets	10,584	—	(2,093)	(B)	8,491

Total current assets	61,336	1,351	142,667		205,354
Property and equipment, net	5,002	—	—		5,002
Intangible assets, net	114,542	—	—		114,542
Goodwill	200,624	—	—		200,624
Deferred tax asset	5	—	—		5
Investments held in Trust Account	—	276,099	(276,099)	(A)	—
Other asset	9,496	—	(4,635)	(H)	4,861

Total assets	$391,005	$277,450	$(138,067)		$530,388

Liabilities
Current liabilities:
Accounts payable	10,106	186	(186)	(I)	10,106
Accrued expenses	35,220	284	(2,527)	(B)	32,693
			(284)	(I)
Deferred revenue	26,036	—	—		26,036
Franchise tax payable	—	106	(106)	(I)	—
Current debt	10,272	—	(10,248)	(E)	24
Other current liabilities	3,714	—	(1,001)	(K)	2,713

Total current liabilities	85,348	576	(14,352)		71,572

Long-term debt - less current portion	82,723	—	(82,633)	(E)	90
Deferred tax liability	8,097	—	—		8,097
Other liabilities	3,589	—	—		3,589
Deferred underwriting commissions	—	9,660	(9,660)	(D)	—
Derivative warrant liabilities	—	69,732	—		69,732

Total liabilities	179,757	79,968	(106,645)		153,080

Commitments
Temporary equity:
Preference Shares	350,675	—	(292,579)	(F)	—
			(58,096)	(M)
Class A common stock subject to possible redemption	—	192,482	(192,482)	(L)	—

Total temporary equity	350,675	192,482	(543,157)		—

Stockholders’ equity:
Class A common stock	—	1	330	(G)	1,677
			213	(K)
			192	(L)
			788	(M)
			153	(N)
Class B common stock		1	(1)	(N)	—
Common shares	24	—	(24)	(M)	—
Additional paid-in capital	2,393	59,531	(19,696)	(B)	749,844
			(16,503)	(C)
			316,470	(G)
			212,725	(K)
			192,290	(L)
			57,332	(M)
			(152)	(N)
			(54,533)	(O)
			(13)	(P)
Accumulated deficit	(153,237)	(54,533)	(20,432)	(J)	(385,606)
			(211,937)	(K)
			54,533	(O)
Accumlated other comprehensive income	11,393	—	—		11,393

Total stockholders’ equity	(139,427)	5,000	511,735		377,308

Total liabilities, temporary equity and stockholders’ equity	$391,005	$277,450	$(138,067)		$530,388

2.	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	For the Year Ended December 31, 2020	For the Period from June 18, 2020 through December 31, 2020			For the Year Ended December 31, 2020
	TopCo (Historical)	DMY (Historical) (As Restated)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue
Revenue	149,739	—	—		149,739
Cost of revenue	114,066	—	707	(AA)	116,485
			1,712	(FF)

Gross profit	35,673	—	(2,419)		33,254

Operating expenses
Sales and marketing	13,176	—	3,067	(AA)	23,669
			7,426	(FF)
Research and development	11,240	—	3,277	(AA)	22,454
			7,937	(FF)
General and administrative	31,623	621	80,465	(AA)	328,002
			194,861	(FF)
			20,432	(GG)
Transaction expenses	672	—	—		672
			—
Franchise tax expense	—	106	—		106

Total operating expenses	56,711	727	317,465		374,903

Loss from operations	(21,038)	(727)	(319,884)		(341,649)

Interest income (expense), net	(7,874)	—	7,120	(BB)	(861)
			(107)	(CC)
Loss on disposal of assets	(8)	—	—		(8)
Gain on fair value remeasurement of contingent consideration	271	—	—		271
Gain (loss) on foreign currency	114	—	—		114
Gain on marketable securities (net), dividends and interest, held in Trust Account	—	99	(99)	(DD)	—
Change in fair value of derivative warrant liabilities	—	(53,905)	—		(53,905)

Loss before income taxes	(28,535)	(54,533)	(312,970)		(396,038)
Income tax benefit (expense)	(1,813)	—	59,464	(EE)	57,651

Net loss	(30,348)	(54,533)	(253,506)		(338,387)
Net loss per share, basic and diluted	$(16.20)	—			$(2.02)
Weighted average shares outstanding, basic and diluted	1,873,423	—			167,559,652
Weighted average shares outstanding of Class A Shares		27,600,000
Basic and diluted net income per share, Class A		—
Weighted average shares outstanding of Class B common stock		6,900,000
Basic and diluted net loss per share, Class B		$(7.90)

3.	NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. The Business Combination was first accounted for as a capital reorganization whereby NewCo was the successor to its predecessor TopCo. As a result of the first step described above, the existing shareholders of TopCo continued to retain control through ownership of NewCo.

The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of ASC 805. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of NewCo issuing NewCo ordinary shares for the net assets of dMY, accompanied by a recapitalization. The NewCo ordinary shares issued were recognized at fair value and recorded as consideration for the acquisition of the public shell company, dMY. Under this method of accounting, there was no acquisition accounting and no recognition of goodwill or other intangible assets, as dMY is not recognized as a business as defined under ASC 805, given it consists predominantly of cash or other marketable securities in the dMY trust account.

TopCo was been determined to be the accounting acquirer and predecessor in the Business Combination based on evaluation of the following facts and circumstances:

•	TopCo’s shareholders have the largest voting interest in NewCo;

•

NewCo’s board of directors consists of seven directors, and NewCo expects to add two additional directors to the board following the Closing: TopCo’s shareholders were initially entitled to appoint six directors, dMY was initially entitled to appoint two directors and the Chief Executive Officer of NewCo is a director of NewCo;

•	The business of TopCo is comprised of the ongoing operations of NewCo;

•	TopCo is the larger entity, in terms of both revenues and total assets.

Other factors were considered, including composition of management, purpose and intent of the Business Combination and the location of NewCo’s headquarters, noting that the preponderance of evidence as described above is indicative that TopCo is the accounting acquirer and predecessor in the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Business Combination occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis that TopCo is the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	TopCo’s audited condensed balance sheet as of December 31, 2020 and the related notes for the period ended December 31, 2020, included elsewhere in this Form 20-F; and

•	dMY’s audited combined balance sheet as of December 31, 2020 and the related notes for the period ended December 31, 2020, included in dMY’s 10-K/A filed with the SEC on April 27, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	TopCo’s audited combined statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this Form 20-F; and

•	dMY’s audited condensed statement of operations for the period from June 18, 2020 (inception) to December 31, 2020 and the related notes, included in dMY’s 10-K/A filed with the SEC on April 27, 2021.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that NewCo believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. NewCo believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of TopCo and dMY.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of NewCo. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). NewCo has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of NewCo’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(A)

Reflects the reclassification of $276.1 million marketable securities held in the dMY trust account that became available to fund expenses in connection with the Business Combination or future cash needs of NewCo.

(B)

Represents transaction costs incurred by TopCo of approximately $20.1 million, inclusive of advisory, banking, printing, legal, and accounting fees that are expensed or classified as equity issuance costs as a part of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these transaction costs of $20.1 million as a reduction of cash, with $2.5 million having been accrued, but unpaid as of the pro forma balance sheet date (of which $2.1 million is classified as equity issuance costs and included as other current assets, but unpaid as of the pro forma balance sheet date). Transaction costs of $17.6 million that have not been incurred as of the pro forma balance sheet date are expected to be classified as equity issuance costs and netted against proceeds from the Business Combination within additional paid-in capital.

(C)

Represents transaction costs incurred by dMY of approximately $16.5 million, inclusive of advisory, banking, printing, legal, and accounting fees that are expected to be classified as equity issuance costs as a part of the Business Combination, exclusive of $13.2 million in equity issuance costs associated with the PIPE Investment, which are netted against proceeds from the PIPE Investment within additional paid-in capital discussed in Item (G) below. None of these fees have been accrued as of the pro forma balance sheet date. The unaudited pro forma condensed combined balance sheet reflects these transaction costs of $16.5 million as a reduction of cash with none having been accrued or paid as of the pro forma balance sheet date. Transaction costs of $16.5 million that have not been incurred as of the pro forma balance sheet date are expected to be classified as equity issuance costs and netted against proceeds from the Business Combination within additional paid-in capital.

(D)	Reflects payment of $9.7 million for deferred underwriters’ fees. The fees were paid at Closing of the Business Combination from cash in the dMY trust account.

(E)

Reflects cash repayment of the Loan Notes to existing TopCo investors and related party loan with certain investment funds affiliated with Apax Funds (“Related Party Loan”) at Closing of the Business Combination. Amounts reflect the carrying value of the Loan Notes and Related Party Loan ($92.9 million) as of December 31, 2020. The carrying value of the Loan Notes and Related Party Loan, inclusive of accrued interest at actual Closing of the Business Combination were approximately $96.6 million.

(F)	Reflects cash payment of $292.6 million for redemption of certain preference shares in TopCo in connection with the TopCo Redemption prior to Closing of the Business Combination.

(G)

Represents the net proceeds from the private placement of 33,000,000 shares of NewCo ordinary shares at $10.00 per share pursuant to the PIPE Investment. This adjustment is shown as $330.0 million gross proceeds less $13.2 million in placement fees that NewCo, through a subsidiary incurred for the PIPE issuance.

(H)	Represents proceeds from repayment of the Locke Loan, by Mr. Locke in conjunction with the Business Combination.

(I)	Reflects the settlement of dMY’s historical liabilities that were settled in conjunction with the consummation of the Business Combination and, not included as part of NewCo.

(J)

Reflects cash payment of $20.4 million to Mr. Locke for the Catch-Up Payment related to certain holdings of ordinary shares (incentive securities) in TopCo that historically were subject to forfeiture provisions, that became payable as a result of the Business Combination, with an offsetting adjustment to accumulated deficit to reflect corresponding stock-based compensation cost.

(K)

Reflects $212.9 million of compensation cost related to certain ordinary shares (incentive securities) in TopCo that historically were subject to forfeiture provisions, that vested upon consummation of the Business Combination based on the terms and conditions in the Business Combination Agreement and exchanged for NewCo ordinary shares. Due to certain repurchase features associated with the underlying incentive securities, no stock compensation expense was historically recognized by TopCo, as the entity had historically estimated forfeiture of all associated incentive securities. Estimated stock compensation expense is based on the fair value of the NewCo ordinary shares expected to be issued to holders of the vested incentive securities less shareholder deposits in connection with the incentive securities.

(L)	Reflects the reclassification of $192.5 million of dMY’s Class A Shares subject to possible redemption to NewCo ordinary shares with a par value of $0.01 and additional paid-in capital.

(M)

Reflects the adjustment to TopCo’s ordinary shares and additional paid-in capital for the issuance of NewCo’s ordinary shares with a value of $58.1 million at a price of $10.00 per share as consideration to TopCo for the Business Combination. These amounts relate to existing TopCo ordinary shareholders and TopCo preference shareholders whose preference shares were not subject to the TopCo Redemption as discussed in Item (F) above.

(N)

Reflects the conversion of all outstanding Founder Shares in dMY (Class B Shares) to Class A Shares, and then further into NewCo ordinary shares upon closing of the Business Combination Additionally, reflects the exchange of Class A Shares not subject to redemption as of December 31, 2020 for NewCo ordinary shares.

(O)	Reflects the reclassification of dMY’s historical accumulated deficit.

(P)

Reflects the redemption of 1,296 public shares for aggregate redemption payments of approximately $13 thousand allocated to Class A Shares and additional paid-in capital using Newco par value $0.01 per share at a redemption price of $10.00 per share.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(AA)

Represents the recognition of stock compensation expense for Restricted Shares granted to TopCo executives and employees, in exchange for certain non-vested ordinary shares (incentive securities) in TopCo, upon consummation of the Business Combination. These Restricted Shares will be subject to vesting and certain Leaver provisions. These Restricted Shares will vest over time, and will have a continuing impact on the operations of NewCo. Estimated stock compensation expense is based on the fair value of the Restricted Shares expected to be issued to holders of the non-vested incentive securities less shareholder deposits in connection with the non-vested incentive securities.

(BB)	Reflects the elimination of the interest expense associated with the Loan Notes and Related Party Loan that were settled upon Closing of the Business Combination.

(CC)	Reflects the elimination of interest income associated with the Locke Loan that settled upon consummation of the Business Combination.

(DD)	Represents the elimination of investment income related to the marketable securities held in dMY’s trust account for the period from June 18, 2020 (inception) to December 31, 2020.

(EE)	Reflects the income tax effect of pro forma adjustments using TopCo’s estimated blended statutory tax rate of 19%.

(FF)

Represents the recognition of stock compensation expense for certain ordinary shares (incentive securities) in TopCo that historically were subject to forfeiture provisions, that vested upon consummation of the Business Combination based on the terms and conditions in the Business Combination Agreement and exchanged for NewCo ordinary shares. Due to certain repurchase features associated with the underlying incentive securities, no stock compensation expense was historically recognized by TopCo, as the entity had historically estimated forfeiture of all associated incentive securities. Estimated stock compensation expense is based on the fair value of the NewCo ordinary shares expected to be issued to holders of the vested incentive securities less shareholder deposits in connection with the incentive securities.

(GG)

Represents the recognition of stock compensation expense for amounts owed to Mr. Locke for the Catch-Up Payment related to holdings of certain ordinary shares (incentive securities) in TopCo that historically were subject to forfeiture provisions, that became payable as a result of the Business Combination. Due to certain repurchase features associated with the underlying incentive securities, no stock compensation expense was historically recognized by TopCo, as the entity had historically estimated forfeiture of all associated incentive securities subject to the Catch-Up Payment. This is a non-recurring item.

4.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

Period Ended December 31, 2020
(In thousands, except per share data)
Pro forma net income (loss)	$(338,387)
Weighted average shares outstanding - basic and diluted (1) (2)	167,559,652
Net income (loss) per share - basic and diluted	$(2.02)

(1)

For purposes of applying the treasury stock method for calculating dilutive earnings per share, it was assumed that all 11,027,705 of Restricted Shares issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement are exchanged for NewCo ordinary shares. However, since this results in anti-dilution, the effect of such exchange was not included in the calculation of diluted loss per share.

(2)

For the purposes of applying the treasury stock method for calculating diluted earnings per share, it was assumed that all outstanding dMY Warrants sold in the IPO and the private placement warrants are exchanged for NewCo ordinary shares. However, since this results in anti-dilution, the effect of such exchange was not included in the calculation of diluted loss per share.

Legal and Arbitration Proceedings, Investigations and Tax Audits

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are currently involved in the following legal proceedings. See Note 17, “Commitments and Contingencies” to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See Item 3.D “Risk Factors—Risks Related to Legal Matters and Regulations—We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against us and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar U.K. limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), BetGenius Limited (“BetGenius”), a subsidiary of the Company, and the Company (together with BetGenius, “Genius”). Sportradar is claiming that Genius has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with Genius’ exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against Genius and Football DataCo in connection with the Football DataCo Agreement. Genius is currently defending the claim and Football DataCo (supported by Genius) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, Genius and Football DataCo have filed counterclaims against Sportradar for matters including trespass, conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where Genius has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such counterclaim. On December 2, 2020, CAT ruled to retain jurisdiction over this litigation, while recognizing that the counterclaims of Genius and Football DataCo, which will be heard in the U.K. High Court, are intertwined with this litigation and should be case managed together. The parties are currently engaged in discussions relating to procedural and timetabling matters. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently pending and while we plan to vigorously defend against Sportradar’s claims, we can provide no assurances regarding the outcome of these proceedings and the impact that they may have on our business or reputation.

BetConstruct Litigation

On September 6, 2019, Genius sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on Genius’ database rights by copying and using the contents of Genius’ databases. On March 12, 2020, Genius filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of Genius’ database rights. Genius is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. Betconstruct, having filed a defence, is seeking permission to file an amended defence and issue a counterclaim relating to competition law. This litigation is currently pending.

Dividend Policy

The Genius Board intends to evaluate adopting a policy of paying cash dividends. In evaluating any dividend policy, the Genius Board must consider Genius’ financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions. Whether Genius adopts such a dividend policy and the frequency and amount of any dividends declared on the Genius ordinary shares will be within the discretion of the Genius Board.

B.	Significant Changes

On April 26, 2021, Genius and NFL Enterprises LLC entered into a multi-year License Agreement, pursuant to which Genius obtains the right to serve as (a) the worldwide exclusive distributor of NFL official data to the global regulated sports betting market; (b) the worldwide exclusive distributor of NFL official data to the global media market; (c) the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted); and (d) the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, Genius will issue to NFL an aggregate of up to 22,500,000 warrants (each, a “Warrant” and, collectively, the “Warrants”), with each Warrant entitling NFL to purchase one ordinary share of Genius (each, a “Warrant Share”) for an exercise price of $0.01 per Warrant Share. The Warrants will be subject to vesting over the six-year Term. The first 11,250,000 of such Warrants were issued on April 26, 2021 and are vested immediately upon issuance. The balance of the Warrants will vest over the remaining Term or upon certain limited specified events and on customary terms. Each Warrant will be issued along with, and be stapled to, one share of a new class of shares of Genius, $0.0001 par value (each, a “Stapled Share”), with each Stapled Share representing an economic value equal to the $0.0001 par value per share, and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of 1/10 of a vote per Stapled Share. At the time a Warrant is exercised, each Stapled Share attached to such Warrant will be automatically redeemed by Genius at par value and cancelled.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Genius Shares and Warrants are listed on the NYSE under the symbols GENI and GENI WS, respectively. Holders of Genius Shares should obtain current market quotations for their securities. Offer and listing details of Genius’ securities are described in the Registration Statement under the heading “Description of NewCo’s Securities”, which is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

Genius Shares and Warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of April 23, 2021, subsequent to the closing of the Business Combination, there were 178,587,357 Genius Shares outstanding. There were also 14,213,333 Genius Warrants outstanding, each exercisable at $11.50 per share, of which 9,200,000 were former Public Warrants and 5,013,333 were former Private Placement Warrants.

Genius’ share capital is further described in the Registration Statement under the headings “Description of NewCo’s Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Incorporation

Our Memorandum of Incorporation provides that the objects and powers of Genius Sports Limited are not restricted and our Articles of Incorporation (or the “Articles”), provide that our business is to engage in any lawful act or activity for which companies may be organized under the Guernsey Companies Law.

The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of the business and affairs of Genius Sports Limited.

The Board of Directors of Genius Sports Limited is authorised to issue an unlimited number of shares of any class. The Board may create and issue additional classes of shares, including series of preferred shares, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the Board.

The holders of ordinary shares are entitled to such dividends as may be declared by the Board, subject to the Guernsey Companies Law. Dividends and other distributions authorised by the Board in respect of the issued and outstanding ordinary shares shall be distributed among the holders of ordinary shares on a pro rata basis. The B shares in the capital of Genius Sports Limited do not entitle holders to dividends or distributions.

Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Board or the shareholders of Genius Sports Limited in accordance with the Guernsey Companies Law. The B shares entitle the holder (i) on a show of hands, to one tenth of a vote and (ii) on a poll, to one tenth of a vote for B share registered in the name of the holder on all matters upon which the B shares are entitled to vote (whether in person or by proxy).

Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by DTC (or any other uncertificated system to which Genius Sports Limited’s shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required.

Where any ordinary shares or B shares are not admitted to an uncertificated system, a shareholder may transfer his or her ordinary shares by an instrument of transfer in the usual form or any other form approved by the Board.

In addition, the Genius Governing Documents provide (without limitation) that the Board may, subject to the Rules, decline to recognize any transfer of ordinary shares of Genius Sports Limited which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of ordinary shares is also subject to any relevant securities laws (including the Exchange Act).

We may purchase our own ordinary shares on a stock exchange if the acquisition is approved in advance by an ordinary resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description) and with the consent of the shareholder(s) whose ordinary shares are to be purchased. We may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by a special resolution (again, which complies with the requirements of the Guernsey Companies Law) and, until May 2021, with the consent of the shareholder(s) whose ordinary shares are to be purchased.

The NewCo Governing Documents provide that ordinary shares are redeemable by agreement between Genius Sports Limited and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights. The B shares are redeemable or subject to compulsory repurchase by the Company on the exercise of any warrant to which they are stapled.

We may not buy back or redeem any ordinary share unless the Board has made a statutory solvency determination that it is satisfied on reasonable grounds that Genius Sports Limited will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that Genius Sports Limited is able to pay its debts as they become due and that the value of Genius Sports Limited’s assets is greater than the value of its liabilities).

There are no automatic conversion rights which attach to ordinary shares. The Articles do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by ordinary resolution.

Genius Sports Limited shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of Genius Sports Limited’s lien and charge (if any) on such shares.

The directors of Genius Sports Limited may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to Genius Sports Limited at the time and place appointed the amount called.

If a shareholder fails to pay any call or instalment on the day appointed, the directors of Genius Sports Limited may serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Genius Sports Limited by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Genius Sports Limited to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Genius Sports Limited and, subject to the provisions of the Guernsey Companies Law and the Articles, may be sold, re-allotted or otherwise disposed of on such terms as the directors of Genius Sports Limited shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Genius Sports Limited all moneys which, at the date of forfeiture, were payable by him to Genius Sports Limited in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Genius Sports Limited may determine.

The directors of Genius Sports Limited may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

The management of Genius Sports Limited is vested in its board of directors. The Articles provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by ordinary resolution.

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall initially be assigned to each class in accordance with the Investor Rights Agreement. At the first annual general meeting of shareholders of Genius Sports Limited, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years, ending at our 2024 annual general meeting. At the second annual general meeting (expected in 2022), the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual general meeting (expected in 2023), the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the directors shall shorten the term of any incumbent director.

C.	Material Contracts

Business Combination Agreement

The Business Combination Agreement was entered into by and among dMY, TopCo, MidCo, Genius, Merger Sub and the Sponsor on October 27, 2020.

Pursuant to the Business Combination Agreement, among other things, on the date on which the Closing occurred but prior to the Closing, TopCo (1) underwent the Reorganization wherein the Pre-Closing Holders (as defined in the Business Combination Agreement) exchanged all existing classes of shares of TopCo (except for (i) certain preference shares of TopCo which were redeemed in the TopCo Redemption (such preference shares, the “Remaining Preference Shares”) and (ii) certain shares of TopCo which were contributed to Genius in exchange for an amount equal to the Catch-Up Payment) for newly issued ordinary shares of Genius. As described in the Business Combination Agreement, solely with respect to the shares of TopCo that are unvested immediately prior to the Reorganization and with respect to which the holders of such shares have executed support agreements agreeing to the vesting and restriction provisions therein, such shares were exchanged for the ordinary shares of Genius but remained subject to the vesting and restrictions as summarized in such support agreements (such shares subject to such vesting and restrictions, the “Restricted Shares”); and (2) the Remaining Preference Shares were redeemed and cancelled pursuant to the TopCo Redemption.

In addition, (a) effective as of immediately prior to the Closing, each issued and outstanding Class B Share converted automatically on a one-for-one basis into Class A Shares; and (b) on the date of Closing, Merger Sub merges with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY became a wholly-owned subsidiary of Genius, (ii) each issued and outstanding unit of dMY, consisting of one Class A Share and one-third of one dMY Warrant, were automatically detached, (iii) in consideration for the acquisition of all of the issued and outstanding Class A shares of dMY (as a result of the Business Combination), Genius issued one Genius ordinary share for each dMY Class A share acquired by virtue of the Business Combination, (iv) each issued and outstanding dMY warrant to purchase a Class A Share became exercisable for one Genius ordinary share and (v) NewCo changed its name to Genius Sports Limited.

Director Agreements

We have also entered into director agreements with certain of our directors which agreements set forth the terms and provisions of their engagement. We have also issued ordinary shares to David Levy, an independent director in accordance with the terms of his director agreement, the form of which is filed as Exhibit 4.11 to this report.

See Item 7.B for descriptions of Material Contracts.

D.	Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations applicable to you if you are a holder of Genius ordinary shares or public warrants (other than the Sponsor or any of its affiliates), as a consequence of the ownership and disposition of Genius ordinary shares and public warrants. This discussion addresses only those holders that hold Genius ordinary shares and/or public warrants as a capital asset (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	S corporations;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•	passive foreign investment companies;

•	controlled foreign corporations;

•	governments or agencies or instrumentalities thereof;

•

investors that hold Genius ordinary shares or public warrants or who will hold Genius ordinary shares or public warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”);

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the U.S. Tax Code;

•	U.S. expatriates;

•	investors subject to the U.S. “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of our Genius ordinary shares; and

•

persons who received any Genius ordinary shares or warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Genius or TopCo prior to the Business Combination, including former holders of Class A Shares or public warrants that also held, directly or indirectly, equity interests in Genius or TopCo prior to the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Genius ordinary shares or public warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Genius ordinary shares or public warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a the ownership and disposition of Genius ordinary shares and public warrants by the partnership.

This summary is based upon the U.S. Tax Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES AND PUBLIC WARRANTS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Genius ordinary shares or public warrants, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Treatment of Genius as a non-U.S. Corporation for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Genius, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of the U.K., would generally be classified as a non-U.S. corporation. Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “Ownership Test”).

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, former dMY stockholders are expected to be treated as holding less than 80% (by both vote and value) of Genius by reason of their former ownership of dMY common stock, and therefore Genius is not expected to satisfy the Ownership Test. As a result, Genius believes, and the remainder of this discussion assumes that, it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code. However, whether the Ownership Test has been satisfied is finally determined after the completion of the Business Combination, by which time there may have been adverse changes to the relevant facts and circumstances.

Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the U.S. Tax Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Genius’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that Genius is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, Genius would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of Genius ordinary shares and public warrants would be treated as holders of stock and warrants of a U.S. corporation.

U.S. Federal Income Taxation of U.S. Holders

Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants

Dividends and Other Distributions on Genius Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Genius ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Genius’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Genius’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Genius ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Genius ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that Genius pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Genius ordinary shares are readily tradable on an established securities market in the United States or Genius is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Genius is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Notwithstanding the foregoing, if (a) Genius is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of Genius’s earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of Genius’ dividends would be treated as derived from sources within the U.S. In such case, with respect to any dividend paid for any taxable year, the U.S.-source ratio of such dividends for foreign tax credit purposes would be equal to the portion of Genius’ earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of Genius’ earnings and profits for such taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Genius ordinary shares or public warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Genius ordinary share or public warrant in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Genius ordinary share or public warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Genius ordinary shares or public warrants generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of Genius ordinary shares or public warrants unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Prospective U.S. Holders should consult their tax advisors as to the foreign tax credit implications of such sale, exchange or other taxable disposition of Genius ordinary shares or public warrants.

Exercise, Lapse or Redemption of Public Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a public warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a public warrant. The U.S. Holder’s tax basis in the Genius ordinary share received upon exercise of a public warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the public warrant in respect of which the exercised public warrant was received and the exercise price of such public warrant. It is unclear whether the U.S. Holder’s holding period for the Genius ordinary shares received upon exercise of the public warrants will begin on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period will not include the period during which the U.S. Holder held the public warrants. If a public warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the public warrant.

The tax consequences of a cashless exercise of a public warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Genius ordinary shares received generally should equal the U.S. Holder’s basis in the public warrants exercised therefor. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether a U.S. Holder’s holding period in the Genius ordinary shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the public warrant; in either case, the holding period would not include the period during which the U.S. Holder held the public warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Genius ordinary shares would include the holding period of the public warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered public warrants with an aggregate fair market value equal to the exercise price for the total number of public warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the public warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such public warrants. In this case, a U.S. Holder’s tax basis in the Genius ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the public warrants exercised and the exercise price of such public warrants. It is unclear whether a U.S. Holder’s holding period for Genius ordinary shares would commence on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period would not include the period during which the U.S. Holder held the public warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Genius ordinary shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem public warrants for cash pursuant to the redemption provisions described in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00” or the redemption provisions described in the section of this Report entitled “Description of Genius’ Securities —Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $10.00” or if we purchase public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.” The tax consequences of a cashless exercise of a public warrant occurring after our giving notice of an intention to redeem the public warrant for $0.01 as described in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Shareholder’s Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00” or for $0.10 as described in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Shareholder’s Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $10.00” are unclear under current law. Such cashless exercise may be treated either as if we redeemed such public warrant for Genius ordinary shares or as an exercise of the public warrant. If the cashless exercise of a public warrant for Genius ordinary shares is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in the Genius ordinary shares received should equal the U.S. Holder’s basis in the public warrant and the holding period of the Genius ordinary shares would include the holding period of the public warrant. If the cashless exercise of a public warrant is treated as such, the tax consequences generally should be as described under the heading “— U.S. Federal Income Taxation of U.S. Holders—Exercise, Lapse or Redemption of a Public Warrant.” Due to the lack of clarity under current law regarding the treatment of a cashless exercise of a public warrant after our giving notice of an intention to redeem the public warrant for $0.01 or $0.10, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a public warrant occurring after our giving notice of an intention to redeem the public warrant as described above.

Possible Constructive Distributions

The terms of each public warrant provide for an adjustment to the number of Genius ordinary shares for which the public warrant may be exercised or to the exercise price of the public warrant in certain events, as discussed in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Stockholders’ Warrants — Anti-Dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the public warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such Genius ordinary shares received upon exercise of the public warrants or to the exercise price of the public warrants increases the proportionate interest of the U.S. Holder of public warrants in our assets or earnings and profits (e.g., through an increase in the number of Genius ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of a public warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property, such as other securities, to the holders of Genius ordinary shares, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the public warrants received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Genius ordinary shares and public warrants could be materially different from that described above if Genius is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets and no assurance can be given as to whether Genius will be a PFIC for any taxable year, in particular because Genius’ PFIC status for any taxable year will generally be determined in part by reference to the value of Genius’ assets and Genius’ revenues.

Although Genius’s PFIC status is determined annually, an initial determination that Genius is a PFIC will generally apply for subsequent years to a U.S. Holder who held Genius ordinary shares or public warrants while Genius was a PFIC, whether or not Genius meets the test for PFIC status in those subsequent years.

If Genius is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Genius ordinary shares or public warrants and, in the case of Genius ordinary shares, the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below under the heading “ — PFIC Elections,” for the first taxable year of Genius in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such Genius ordinary shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Genius ordinary shares or public warrants (which may include gain realized by reason of transfers of Genius ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Genius ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Genius ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Genius ordinary shares or public warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Genius’s first taxable year in which Genius is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections. In general, if Genius is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Genius ordinary shares (but not public warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Genius’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Genius’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its public warrants. As a result, if a U.S. Holder sells or otherwise disposes of such public warrants (other than upon exercise of such public warrants for cash) and Genius was a PFIC at any time during the U.S. Holder’s holding period of such public warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such public warrants properly makes and maintains a QEF election with respect to the newly acquired Genius ordinary shares (or has previously made a QEF election with respect to Genius ordinary shares), the QEF election will apply to the newly acquired Genius ordinary shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Genius ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the public warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, Genius will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of Genius’s earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, Genius must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Genius ordinary share acquired upon the exercise of the public warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from Genius. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a U.S. Holder of Genius ordinary shares, provide the information necessary for such U.S. Holder to make or maintain a QEF election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF election. However, there is also no assurance that Genius will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its Genius ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for Genius’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of Genius ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if Genius is a PFIC for any taxable year, a U.S. Holder of Genius ordinary shares that has made a QEF election will be currently taxed on its pro rata share of Genius’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if Genius is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to Genius ordinary shares for such a taxable year.

Alternatively, if Genius is a PFIC and Genius ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Genius ordinary shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Genius ordinary shares at the end of such year over its adjusted basis in its Genius ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Genius ordinary shares over the fair market value of its Genius ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Genius ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Genius ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to public warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which Genius ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Genius ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Genius ordinary shares under their particular circumstances.

Related PFIC Rules. If Genius is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Genius receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, Genius will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that Genius will have timely knowledge of the status of any such lower-tier PFIC. In addition, Genius may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance Genius will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Genius ordinary shares and public warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to Genius securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to Genius. Substantial penalties may be imposed on a U.S.

Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders (and to the extent provided in IRS guidance, certain individual Non-U.S. Holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Genius ordinary shares, subject to certain exceptions (including an exception for Genius ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Genius ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Genius ordinary shares.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of, Genius ordinary shares or public warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Genius ordinary shares and public warrants by a Non-U.S. Holder.

Tax Consequences to Non-U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants

Dividends and Other Distributions on Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ — U.S. Federal Income Taxation of U.S. Holders — Possible Constructive Distributions”) received from Genius on Genius ordinary shares (or, with respect to constructive distributions, on public warrants) unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-U.S. Holder in the United States), in which case, a Non-U.S. Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “ — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants — Dividends and Other Distributions on Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of Genius Ordinary Shares and Public Warrants. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Genius ordinary shares or public warrants, unless either:

(i) the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or a “fixed base” maintained by the Non-U.S. Holder in the United States; or

(ii) the Non-U.S. Holder is an individual who is treated as present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (which gain may be offset by certain U.S.-source losses) generally will be taxed at a 30% rate (or lower applicable treaty rate).

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “ — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of

Genius Ordinary Shares and Public Warrants — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Exercise, Lapse or Redemption of Public Warrants. The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a public warrant, or the lapse of a public warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a public warrant by a U.S. Holder, as described under “ — U.S. Federal Income Taxation of U.S. Holders—Exercise, Lapse or Redemption of Public Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “ — Gain or Loss on Sale, Exchange, or other Taxable Disposition of Genius Ordinary Shares and Public Warrants” for a Non-U.S. Holder’s gain on the sale or other disposition of public warrants.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES AND PUBLIC WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

United Kingdom Tax Considerations

The comments below provide a general summary of certain United Kingdom (“U.K.”) tax considerations relating to the holding of ordinary shares and warrants issued by Genius pursuant to the Business Combination (together, the “Genius Securities”). They do not address any other matter, such as the tax consequences of the Business Combination itself for Genius or for holders of Genius Securities. The comments below are of a general nature and are not intended to be an exhaustive summary of all U.K. tax considerations relating to an investment in the Genius Securities. The comments below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) relating only to certain aspects of U.K. tax, both of which may be subject to change, possibly with retrospective effect. They do not necessarily apply where any income from the Genius Securities is deemed for tax purposes to be the income of any other person. The U.K. tax treatment of prospective holders of Genius Securities depends on their individual circumstances and may be subject to change in the future. The comments below relate only to the position of persons who are the absolute beneficial owners of Genius Securities (and any dividends payable on their Genius Securities), who hold Genius Securities as a capital investment and whose Genius warrants entitle them to acquire less than 10% of the ordinary share capital of Genius. Certain classes of persons (such as charities, trustees, brokers, dealers, market makers, depositaries, clearance services, certain professional investors, persons connected with Genius or persons who acquire (or are deemed to acquire) shares by reason of an office or employment) may be subject to special rules and the comments below do not apply to such holders. The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of Genius Securities who is in doubt as to their own tax position or who may be subject to tax in a jurisdiction other than the U.K. should consult their professional advisors.

Tax Residency of Genius

So far as practicable, Genius intends to conduct its affairs such that its central management and control is carried on in the U.K. and accordingly it intends to be treated as resident in the U.K. for U.K. tax purposes. The comments below assume that Genius will be resident solely in the U.K. for U.K. tax purposes.

U.K. Resident Holders of Genius Ordinary Shares

Taxation of Dividends – Withholding Tax

Payments of dividends on the Genius ordinary shares may be made by Genius without withholding or deduction for or on account of U.K. income tax.

Taxation of Dividends – Individual Shareholders

A U.K. resident individual shareholders should not be subject to U.K. income tax on dividends received by such individual shareholder from Genius if the total amount of dividend income received by the individual in the tax year (including dividends from Genius) does not exceed the applicable dividend allowance, which is currently £2,000 for the tax year 2020-2021.

In determining the income tax rate or rates applicable to such individual shareholder’s taxable income, dividend income is treated as the highest part of such individual shareholder’s income. Dividend income that falls within the applicable dividend allowance should count towards the basic, higher or additional rate limits (as applicable) which may affect the rate or rates of tax due on any dividend income in excess of the applicable dividend allowance.

To the extent that such individual shareholder’s dividend income for the tax year exceeds the applicable dividend allowance and, when treated as the highest part of such individual shareholder’s income, falls above such individual shareholder’s personal allowance but below the basic rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend basic rate, currently 7.5%. To the extent that such dividend income falls above the basic rate limit but below the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend upper rate, currently 32.5%. To the extent that such dividend income falls above the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend additional rate, currently 38.1%.

Taxation of Dividends – Corporate Shareholders

Shareholders who are within the charge to U.K. corporation tax (including shareholders who are non-U.K. resident companies whose Genius ordinary shares are used, held or acquired for the purposes of a trade carried on in the U.K. through a permanent establishment) should be subject to corporation tax on dividends paid by Genius, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each shareholder’s position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by Genius would fall within an exempt class.

Taxation of Capital Gains

Shareholders who are resident in the U.K. or, in the case of individuals, who were resident and cease to be resident in the U.K. for a period of five years or less, may (depending on their circumstances and the availability of exemptions or reliefs) be liable to U.K. taxation on chargeable gains in respect of gains arising from a sale or other disposal of Genius ordinary shares.

In the case of individual shareholders, in calculating any gain or loss on disposal of Genius ordinary shares, sterling values are compared at acquisition and disposal. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the Genius ordinary shares.

Shareholders within the charge to U.K. corporation tax are generally required to compute chargeable gains by reference to acquisition cost and disposal proceeds in such shareholder’s functional currency, unless (in the case of certain companies) they have elected otherwise.

U.K. Resident Holders of Genius Warrants

Individual Shareholders

Disposals of warrants by warrantholders who are either individuals or trustees and are resident for tax purposes in the U.K. or, in the case of individuals, who were resident and cease to be resident in the U.K. for a period of five years or less, may give rise to chargeable gains or allowable losses for the purposes of taxation of chargeable gains. In calculating any gain or loss on disposal of warrants, sterling values are compared at acquisition and transfer. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the warrants. The expiry of a warrant which is listed on a recognised stock exchange without it being exercised should be treated as a disposal of the warrant to which the foregoing treatment applies.

An exercise of warrants should not of itself give rise to a charge to U.K. taxation. For the purposes of the taxation of chargeable gains, the acquisition cost of the Genius ordinary shares acquired pursuant to the exercise will be in principle equal to the acquisition cost of the warrant plus the applicable exercise price.

Corporate Shareholders

Warrantholders within the charge to U.K. corporation tax (including warrantholders who are non-U.K. resident companies whose Genius warrants are used, held or acquired for the purposes of a trade carried on in the U.K. through a permanent establishment) should generally be subject to tax as income on all profits and gains from the Genius warrants determined in accordance with their statutory accounting treatment. Such warrantholders will broadly be charged in each accounting period by reference to all amounts which, in accordance with generally accepted accounting practice, are recognised in determining the warrantholder’s profit or loss for that period. Fluctuations in value relating to foreign exchange gains and losses in respect of the Genius warrants may be brought into account as income in accordance with the foregoing.

Non-U.K. Holders of Genius Securities

A holder (whether an individual or body corporate) of Genius Securities which is resident or otherwise subject to tax outside the U.K. may be subject to foreign tax on income and/or capital gains under local law. Holders to whom this may apply should obtain their own tax advice concerning tax liabilities relating to the Genius Securities.

Taxation of Dividends

Dividends paid by Genius may be chargeable to U.K. tax by direct assessment (including self-assessment), irrespective of the residence of the holder of the Genius ordinary shares. However, dividends should not be chargeable to U.K. tax in the hands of shareholders (other than certain trustees) who are not resident for tax purposes in the U.K., except where the shareholder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate shareholder, carries on a trade through a permanent establishment in the U.K., in connection with which the dividend is received or to which the Genius ordinary shares are attributable.

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius Securities should not be chargeable to U.K. tax in the hands of holders of Genius Securities (other than certain trustees) who are not resident for tax purposes in the U.K., except where the holder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the U.K., in connection with which the capital gain is realised or to which the Genius Securities are attributable.

A holder of Genius Securities who is an individual and who is temporarily resident for tax purposes outside the U.K. at the date of disposal (or deemed disposal) of the Genius Securities may also be liable, on their return to the U.K., to U.K. tax on chargeable gains (subject to any available exemption or relief).

U.K. Stamp Duty and Stamp Duty Reserve Tax

The comments below summarise certain current law and are intended as a general guide only to stamp duty and stamp duty reserve tax (“SDRT”). Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to transfers, agreements to transfer, or issues to certain categories of person (such as depositaries and clearance services) which may be liable to stamp duty or SDRT at a higher rate.

No U.K. stamp duty or SDRT should be payable on the issue of the Genius ordinary shares by Genius. U.K. stamp duty may arise in respect of a written instrument by which the warrants are issued or constituted generally at 0.5% of the amount or value of the consideration given.

As Genius is not incorporated in the U.K., it is considered that no SDRT should be payable on the transfer of, or an agreement to transfer, the Genius Securities provided that the Genius Securities are not registered in a register kept in the U.K. by or on behalf of Genius. It is not intended that such a register will be kept in the U.K.

No U.K. stamp duty should be payable on the transfer of the Genius Securities provided that this does not involve a written instrument of transfer. U.K. stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer, could arise in respect of a written instrument effecting the transfer of the Genius Securities.

The U.K. tax considerations relating to the Business Combination and the Genius Securities are complex. the foregoing comments do not address all aspects of the U.K. tax that may be relevant to a particular holder of Genius Securities. All holders and prospective holders are urged to consult with their own tax advisor with respect to the tax consequences of the Business Combination.

Island of Guernsey Tax Considerations

The following summary of the anticipated tax treatment in Guernsey applies to persons holding Genius ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on Genius shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of Genius ordinary shares under the laws of the countries in which they are liable to taxation. The statements included in this section are the opinion of Carey Olsen (Guernsey) LLP, Guernsey counsel to Genius.

Taxation of Genius

It is the intention of the Directors to conduct the affairs of Genius so as to ensure that it is U.K. tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdom, (ii) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

The Directors intend to submit an application to the Director of the Revenue Service in Guernsey requesting non-tax resident status in Guernsey. It is expected that, prior to Closing, Genius will have received written confirmation from the Director of the Revenue Service in Guernsey that Genius is not tax resident in Guernsey. It is the intention of the Directors to conduct the affairs of Genius so as to maintain such non-tax resident status.

As a non-Guernsey resident company, Genius will be liable to be charged income tax in Guernsey on its income arising or accruing from certain businesses carried on in Guernsey. It is the intention of the Directors to conduct the affairs of Genius so as to ensure that none of those businesses are or will be conducted in Guernsey. Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover. No stamp duty or similar tax is chargeable in Guernsey on the issue or redemption of Genius ordinary shares nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant).

Taxation of Genius Shareholders

Dividends paid by Genius to Genius shareholders who are not resident in Guernsey (which includes Alderney and Herm) for tax purposes (and do not have a permanent establishment in Guernsey) can be paid to such Genius shareholders, either directly or indirectly, without the withholding of Guernsey tax and without giving rise to any other liability to Guernsey income tax.

Genius shareholders who are resident for tax purposes in Guernsey (which includes Alderney or Herm), or who are not so resident but have a permanent establishment in Guernsey to which the holding of their Genius ordinary shares is related, will incur Guernsey income tax at the applicable rate on a dividend paid to them by Genius.

F.	Dividends and Paying Agents

The Genius Board intends to evaluate adopting a policy of paying cash dividends. In evaluating any dividend policy, the Genius Board must consider Genius’ financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions. Whether Genius adopts such a dividend policy and the frequency and amount of any dividends declared on the Genius ordinary shares will be within the discretion of the Genius Board.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Report under Item 5.A.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Genius Warrants

Public Shareholders’ Warrants

Each whole Genius warrant entitles the registered holder to purchase one Genius ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing upon 12 months from the closing of the IPO (i.e., August 18, 2021), provided that Genius has an effective registration statement under the Securities Act covering the Genius ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or Genius permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Genius ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 PM, Eastern Time, or earlier upon redemption or liquidation.

Genius will not be obligated to deliver any Genius ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and Genius will not be obligated to issue a Genius ordinary share upon exercise of a warrant unless the Genius ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Genius be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a dMY unit containing such warrant will have paid the full purchase price for the unit solely for the Genius ordinary share underlying such unit.

Genius has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the Closing, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Genius ordinary shares issuable upon exercise of the warrants. Genius will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Genius ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Genius ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Genius may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Genius so elects, it will not be required to file or maintain in effect a registration statement, and in the event Genius does not so elect, Genius will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Genius ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Genius ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Genius ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00.

Once the warrants become exercisable, Genius may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the Genius ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Genius will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Genius ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Genius ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by Genius, Genius may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Genius has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Genius ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per Genius ordinary share equals or exceeds $10.00.

Once the warrants become exercisable, Genius may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of the Genius ordinary shares except as otherwise described below; and

•

if, and only if, the closing price of the Genius ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Genius ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Genius ordinary shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the Genius ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of warrants)	≤ 10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Genius ordinary shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the Genius ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Genius ordinary shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Genius ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Genius ordinary shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Genius ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Genius ordinary shares.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Genius ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of the Genius ordinary shares is below the exercise price of the warrants. Genius has established this redemption feature to provide it with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date that dMY filed its final prospectus in connection with its initial public offering. This redemption right provides Genius with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and Genius will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow Genius to quickly proceed with a redemption of the warrants if it determines it is in its best interest to do so. As such, Genius would redeem the warrants in this manner when it believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, Genius can redeem the warrants when the Genius ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If Genius chooses to redeem the warrants when the Genius ordinary shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Genius ordinary shares than they would have received if they had chosen to wait to exercise their warrants for Genius ordinary shares if and when such Genius ordinary shares were trading at a price higher than the exercise price of $11.50.

No fractional Genius ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Genius will round down to the nearest whole number of the number of Genius ordinary shares to be issued to the holder.

Redemption procedures

A holder of a warrant may notify Genius in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Genius ordinary shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Genius ordinary shares is increased by a capitalization or share dividend payable in Genius ordinary shares, or by a split-up of Genius ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Genius ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Genius ordinary shares. A rights offering made to all or substantially all holders of Genius ordinary shares entitling holders to purchase Genius ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Genius ordinary shares equal to the product of (i) the number of Genius ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Genius ordinary shares) and (ii) one minus the quotient of (x) the price per Genius ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Genius ordinary shares, in determining the price payable for Genius ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Genius ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Genius ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Genius, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to all of the holders of the Genius ordinary shares on account of such Genius ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Genius ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Genius ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Genius ordinary share in respect of such event.

If the number of outstanding Genius ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of Genius ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Genius ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Genius ordinary shares.

Whenever the number of Genius ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Genius ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Genius ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Genius ordinary shares (other than those described above or that solely affects the par value of such Genius ordinary shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which Genius is the continuing entity and that does not result in any reclassification or reorganization of the outstanding Genius ordinary shares), or in the case of any sale or conveyance to another entity of the assets or other property of Genius as an entirety or substantially as an entirety in connection with which Genius is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Genius ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Genius ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Genius ordinary shares in such a transaction is payable in the form of Genius ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Genius ordinary shares and any voting rights until they exercise their warrants and receive Genius ordinary shares. After the issuance of Genius ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Genius will, upon exercise, round down to the nearest whole number the number of Genius ordinary shares to be issued to the warrant holder.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants (including the Genius ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the Closing (except pursuant to limited exceptions as described elsewhere in this Report with respect to dMY’s officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by Genius so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by Genius in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Genius ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Genius ordinary shares underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Genius ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that dMY has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it was not known at the time of dMY’s initial public offering whether they will be affiliated with Genius following the Business Combination. If they remain affiliated with Genius, their ability to sell Genius’s securities in the open market will be significantly limited. Genius expects to have policies in place that restrict insiders from selling Genius’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Genius’s securities, an insider cannot trade in Genius’s securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Genius ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, Genius believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

dMY’s initial stockholders have agreed not to transfer, assign or sell any of the private placement warrants (including the Genius ordinary shares issuable upon exercise of any of these warrants) until the date that is 30 days after the Closing, except that, among other limited exceptions as described elsewhere in this Report, transfers can be made to our officers and directors and other persons or entities affiliated with the Sponsor. As of April 23, 2021, there were 14,213,333 Genius Warrants outstanding.

NFL Warrants

Each whole NFL Warrant entitles the registered holder to purchase one Genius ordinary share at a price of $0.01 per Share (the “NFL Exercise Price”), subject to adjustment described below. Upon each purchase of a Share pursuant to the exercise of an NFL Warrant, a B Share shall be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius governing documents. Each NFL Warrant shall be exercisable at the option of the holder from the time such NFL Warrant has vested.

Methods of Exercise

Cash Exercise

The NFL Warrants may be exercised via cash exercise, by the payment to the Company, by certified, cashier’s or other check acceptable to the Company or by wire transfer to an account designated by the Company, of an amount equal to the aggregate NFL Exercise Price of the Genius ordinary shares being purchased.

Net Issue Exercise

In lieu of exercising the NFL Warrants, the holders may elect to receive ordinary shares equal to the value of the NFL Warrants that are vested and exercisable using the following formula with respect to Genius ordinary shares that are vested and exercisable:

X =	Y (A-B) A

Where: X = the number of the Genius ordinary share to be issued to the holder.

 Y = the number of vested and exercisable NFL Warrants that are to be canceled.

 A = the fair market value of one Genius ordinary share on the date of determination.

 B = the per share NFL Exercise Price (as adjusted to the date of such calculation).

Anti-Dilution Adjustments

The number of and kind of securities purchasable upon exercise of any NFL Warrants and the NFL Exercise Price shall be subject to adjustment from time to time. Subject to the vesting of NFL Warrants upon a Change of Control (as defined in the Warrant Certificate) and subject to a holder’s rights pursuant to any other agreement between the holder and the Company, if at any time there shall be a merger or a consolidation of the Company with or into another entity, or a sale of all or substantially all of the assets of the Company in one or a series of related transactions, then, as part of such merger, consolidation or sale of assets, the holder will be entitled to receive upon exercise of an NFL Warrant, during the period specified in the NFL Warrant and upon payment of the aggregate NFL Exercise Price then in effect, the number of shares of stock or other securities or property (including cash) of the successor entity resulting from such merger, consolidation or sale, to which the holder as the holder of the Genius ordinary Shares deliverable upon exercise of a Warrant would have been entitled in such merger, consolidation or sale if that Warrant had been exercised immediately before such merger, consolidation or sale.

If the number of outstanding Genius ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of Genius ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Genius ordinary shares issuable on exercise of each NFL warrant will be decreased in proportion to such decrease in outstanding Genius ordinary shares.

If the Company at any time while any NFL Warrants remain outstanding and unexpired pays a dividend with respect to Genius ordinary shares payable in Genius ordinary shares, or make any other distribution with respect to Genius ordinary shares payable in Genius ordinary shares, then the number of Genius ordinary shares underlying each NFL Warrant shall be adjusted, from and after the date of determination of the shareholders entitled to receive such dividend or distribution, to the number of Shares that the holder would have held after such dividend or distribution payable in Genius ordinary shares had such holder exercised that NFL Warrant immediately prior to the record date for the determination of shareholders entitled to receive such dividend or distribution, and the exercise price of each NFL Warrant shall be $0.01 per Genius ordinary share.

If the Company at any time pays a dividend or makes a distribution on the Genius ordinary shares (other than a dividend or distribution in Genius ordinary shares), the holder shall have the right thereafter to receive upon the exercise of any NFL Warrant, in addition to the Genius ordinary shares deliverable upon such exercise, the cash or kind and amount of other securities and property which the holder would have been entitled to receive if the holder had exercised that NFL Warrant immediately prior to the record date for the determination of shareholders entitled to receive such dividend or distribution. The amount of any such other securities and property which the holder shall thereafter be entitled to receive upon the exercise of an NFL Warrant shall be subject to adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to those with respect to the Genius ordinary shares.

No fractional shares will be issued upon exercise of the NFL Warrants. If, upon exercise of the NFL Warrants, a holder would be entitled to receive a fractional interest in a share, Genius will, upon exercise, round down to the nearest whole number the number of Genius ordinary shares to be issued to the warrant holder.

Transfers

The NFL Warrants are non-transferable, except to certain Permitted Transferees (as defined in the Warrant Certificate).

Genius and the NFL have entered into an investor rights agreement, pursuant to which, among other things, (i) Genius will file a shelf registration statement for registration of the resale of the Warrant Shares, (ii) Genius will provide NFL customary piggyback registration rights with respect to the Warrant Shares and (iii) NFL will be subject to a customary lock-up period and certain transfer restrictions.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Genius’ Financial statements are filed as part of this Report beginning on page F-1.

The audited financial statements of dMY Technology Group, Inc. II are included as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Genius Sports Limited Memorandum of Incorporation.*

1.2	Amended and Restated Genius Sports Limited Articles of Incorporation.*

2.1	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

2.3	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent.*

2.4	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC. *

4.1	Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II, Maven TopCo Limited, Maven MidCo Limited, Genius Sports Limited, Genius Merger Sub, Inc. and dMY Sponsor II, LLC (incorporated by reference to Exhibit 2.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020). +

4.2	Investor Rights Agreement. *

4.3	Founder Holders Forfeiture Agreement, dated as of October 27, 2020, by and among the Founders, Genius and dMY (incorporated by reference to Exhibit 10.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.4	Founder Holders Consent Letter, dated October 27, 2020, by and among the Founders, Genius and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 10.2 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.5	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.4 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

Exhibit No.	Description

4.7	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.8	Genius Sports Limited 2021 Restricted Share Plan.*

4.9	Form of Restricted Share Agreement under the Galileo S Limited 2021 Restricted Share Plan.*

4.10	Genius Sports Limited 2021 Option Plan.*

4.11	Form of Director Agreements.*

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 10, 2021).

15.1	Financial Statements of dMY Technology Group, Inc. II (incorporated by reference to Item 8 of the Annual Report on Form 10-K/A filed by dMY Technology Group, Inc. II with the SEC on April 27, 2021).

15.2	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of dMY Technology Group, Inc. II.*

15.3	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Maven Topco Limited.*

*	Filed herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED

April 27, 2021

	By:	/s/ Mark Locke
		Name:	Mark Locke
		Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors,

Maven Topco Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Maven Topco Limited (the “Company”) as of December 31, 2020 and 2019 (Successor), and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders deficit, and cash flows for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 through September 7, 2018 (Predecessor) and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 (Successor) and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 through September 7, 2018 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith + Brown PC

We have served as the Company’s auditor since 2020.

New York, New York

April 16, 2021

Maven Topco Limited

Consolidated Balance Sheets

(In thousands, except share data)

	Successor
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$11,781	$8,228
Accounts receivable, net	24,776	18,376
Contract assets	10,088	5,654
Prepaid expenses	4,107	3,207
Other current assets	10,584	3,276

Total current assets	61,336	38,741

Property and equipment, net	5,002	4,882
Intangible assets, net	114,542	126,440
Goodwill	200,624	192,980
Deferred tax asset	5	173
Other assets	9,496	12,080

Total assets	$391,005	$375,296

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$10,106	$13,292
Accrued expenses	35,220	21,861
Deferred revenue	26,036	16,015
Current debt	10,272	25
Other current liabilities	3,714	3,461

Total current liabilities	85,348	54,654

Long-term debt – less current portion	82,723	73,166
Deferred tax liability	8,097	6,223
Other liabilities	3,589	3,810

Total liabilities	179,757	137,853

Temporary equity:
Preference shares, $0.0001 par value, 218,561,319 shares authorized, 218,561,319 and 218,561,319 issued and outstanding at December 31, 2020 and 2019, respectively	350,675	318,805

Total temporary equity	350,675	318,805

Shareholders’ deficit
Common shares, $0.01 par value (A1 Ordinary Shares – 1,568,702 shares authorized, 1,568,702 and 1,568,702 issued and outstanding; A2 Ordinary Shares – 158,778 authorized, 158,778 and 158,778 issued and outstanding; A3 Ordinary Shares – 145,943 authorized, 145,943 and 145,943 issued and outstanding at December 31, 2020 and 2019, respectively)	24	24
Additional paid-in capital	2,393	2,393
Accumulated deficit	(153,237)	(91,019)
Accumulated other comprehensive income	11,393	7,240

Total shareholders’ deficit	(139,427)	(81,362)

Total liabilities, temporary equity and shareholders’ deficit	$391,005	$375,296

Maven Topco Limited

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Revenue	$149,739	$114,620	$30,578	$57,007
Cost of revenue	114,066	89,311	20,780	31,026

Gross profit	35,673	25,309	9,798	25,981

Operating expenses:
Sales and marketing	13,176	17,711	4,300	9,334
Research and development	11,240	13,290	6,862	9,555
General and administrative	31,623	29,492	8,076	9,195
Transaction expenses	672	1,005	—	5,694

Total operating expense	56,711	61,498	19,238	33,778

Loss from operations	(21,038)	(36,189)	(9,440)	(7,797)

Loss on warrant and derivative remeasurement	—	—	—	(7,222)
Interest income (expense), net	(7,874)	(6,840)	(1,744)	(2,363)
Gain (loss) on disposal of assets	(8)	(7)	(5)	12
Gain on fair value remeasurement of contingent consideration	271	—	—	—
Gain on sale of equity method investment	—	—	—	1,800
Gain (loss) on foreign currency	114	(2,537)	170	147

Total other income (expenses)	(7,497)	(9,384)	(1,579)	(7,626)

Loss before income taxes	(28,535)	(45,573)	(11,019)	(15,423)

Income tax benefit (expense)	(1,813)	5,366	1,258	(104)

Net loss	$(30,348)	$(40,207)	$(9,761)	$(15,527)

Net loss per common share:
Basic and diluted	$(16.20)	$(21.97)	$(5.38)	$(5.20)
Weighted average common shares outstanding:
Basic and diluted	1,873,423	1,829,947	1,812,601	2,983,170

Maven Topco Limited

Consolidated Statements of Comprehensive Loss

(In thousands)

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Net loss	$(30,348)	$(40,207)	$(9,761)	$(15,527)
Other comprehensive loss:
Foreign currency translation adjustments	4,153	10,351	(3,111)	332

Comprehensive loss	$(26,195)	$(29,856)	$(12,872)	$(15,195)

Maven Topco Limited

Consolidated Statements of Changes in Temporary Equity and Shareholders’ Deficit

(In thousands, except share data)

	Predecessor		Successor
			Temporary Equity		Permanent Equity
	Common Shares	Amounts	Preference Shares	Amounts	Common Shares	Amounts	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Deficit
Balance at 12/31/2017, Predecessor	2,837,383	—	—	—	—	—	$8,345	$(1,958)	$1,014	$7,401
Net loss	—	—	—	—	—	—	—	(15,527)	—	(15,527)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	332	332
Exercise of stock options	10,000	—	—	—	—	—	41	—	—	41
Issuance of common shares upon warrant settlement	136,707	—	—	—	—	—	8,705	—	—	8,705

Balance at 9/7/2018, Predecessor	2,984,090	—	—	—	—	—	$17,091	$(17,485)	$1,346	$952

Balance at 9/8/2018, Successor	—	—	213,657,244	$275,640	1,812,601	$23	$2,315	$(3,966)	—	$(1,628)
Net loss	—	—	—	—	—	—	—	(9,761)	—	(9,761)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,111)	(3,111)
Preference share accretion	—	—	—	8,763	—	—	—	(8,763)	—	(8,763)

Balance at 12/31/2018, Successor	—	—	213,657,244	284,403	1,812,601	23	2,315	(22,490)	(3,111)	(23,263)
Net loss	—	—	—	—	—	—	—	(40,207)	—	(40,207)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,351	10,351
Issuance of common shares	—	—	—	—	60,822	1	78	—	—	79
Issuance of preference shares	—	—	4,904,075	6,080	—	—	—	—	—	—
Preference share accretion	—	—	—	28,322	—	—	—	(28,322)	—	(28,322)

Balance at 12/31/ 2019, Successor	—	—	218,561,319	318,805	1,873,423	24	2,393	(91,019)	7,240	(81,362)
Net loss	—	—	—	—	—	—	—	(30,348)	—	(30,348)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,153	4,153
Preference share accretion	—	—	—	31,870	—	—	—	(31,870)	—	(31,870)

Balance at December 31, 2020, Successor	—	—	218,561,319	$350,675	1,873,423	$24	$2,393	$(153,237)	$11,393	$(139,427)

Maven Topco Limited

Consolidated Statements of Cash Flows

(In thousands)

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Cash flows from operating activities:
Net loss	$(30,348)	$(40,207)	$(9,761)	$(15,527)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	35,043	27,974	7,263	10,037
Loss (gain) on disposal of assets	8	7	5	(12)
Gain on fair value remeasurement of contingent consideration	(271)	—	—	—
Gain on sale of equity method investment	—	—	—	(1,800)
Non-cash interest expense (income), net	6,835	6,440	1,743	2,362
Amortization of contract costs	538	231	8	563
Deferred income taxes	1,304	(5,480)	(1,132)	(592)
Loss on warrant and derivatives remeasurement	—	—	—	7,222
Loss (gain) on foreign currency remeasurement	464	2,023	297	(409)
Changes in assets and liabilities, net of effect of Business Combinations
Accounts receivable, net	(5,046)	(7,408)	2,249	370
Contract assets	(4,030)	(1,872)	(685)	(2,204)
Prepaid expenses	(749)	(537)	(660)	3
Other current assets	(6,682)	(1,728)	(1,013)	173
Other assets	2,321	(4,413)	(1,243)	(225)
Accounts payable	(3,384)	7,136	1,792	934
Accrued expenses	11,930	10,164	1,322	6,958
Deferred revenue	9,021	8,598	(776)	1,496
Other current liabilities	520	1,189	398	(510)
Other liabilities	(401)	375	—	—

Net cash provided by (used in) operating activities	17,073	2,492	(193)	8,839

Cash flows from investing activities:
Purchases of property and equipment	(1,464)	(3,217)	(883)	(747)
Capitalization of internally developed software costs	(15,920)	(20,756)	(4,804)	(13,249)
Purchases of intangible assets	(1,389)	(279)	(293)	(161)
Acquisition of business, net of cash acquired	(3,934)	(470)	—	—
Proceeds from disposal of assets	51	99	93	22
Proceeds from sale of equity method investment	—	—	—	2,040

Net cash used in investing activities	(22,656)	(24,623)	(5,887)	(12,095)

Cash flows from financing activities:
Proceeds from issuance of common shares	—	79	—	—
Proceeds from issuance of preference shares	—	6,079	—	—
Proceeds from deposits on incentive securities	93	66	—	—
Proceeds from borrowings	10,024	1,394	—	4,775
Repayment of loans and mortgage	(21)	(21)	(51)	(15)
Payment of contingent consideration	—	(666)	(160)	(1,235)
Proceeds from exercise of stock options	—	—	—	41

Net cash provided by (used in) financing activities	10,096	6,931	(211)	3,566

Effect of exchange rate changes on cash and cash equivalents	(960)	(408)	(524)	200

Net increase (decrease) in cash and cash equivalents	3,553	(15,608)	(6,815)	510
Cash and cash equivalents, beginning of period	8,228	23,836	30,651	2,897

Cash and cash equivalents, end of period	$11,781	$8,228	$23,836	$3,407

Supplemental disclosure of cash activities:
Cash paid (received) during the period for interest	$1,039	$400	$1	$1
Cash paid (received) during the period for income taxes	$891	$876	$28	$61
Supplemental disclosure of noncash investing and financing activities:
Preference share accretion	$31,870	$28,322	$8,763	$—
Deferred offering costs included in other current assets and accrued expenses	$2,093	$—	$—	$—
Contingent consideration for acquisition of business included in other liabilities	$—	$2,385	$—	$—
Settlement of warrant liability	$—	$—	$—	$8,705

Note 1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Maven Topco Limited is a non-cellular company limited by shares incorporated in Guernsey on July 18, 2018 (“Maven Topco”) in connection with the investment by Apax Funds (as defined below) in Genius Sports Group Limited (the “Apax Funds Investment’). Maven Topco and its wholly-owned subsidiaries are collectively referred to as the “Company”. Genius Sports Group Limited, is a private company incorporated on July 28, 2015, and headquartered in London, England (“Genius Sports”). In connection with the Apax Funds Investment, on September 7, 2018, Genius Sports and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company. “Apax Funds” refers to certain funds the ultimate general partners of which are advised by Apax Partners LLP (“Apax”).

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-user, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

On September 7, 2018, Maven Topco, through its wholly owned subsidiary Maven Bidco Limited (“Maven Bidco”), acquired all outstanding equity interests in Genius Sports, and its wholly-owned subsidiaries. Maven Topco accounted for the acquisition as a business combination using the acquisition method of accounting. See Note 2 – Business Combinations for further details. The acquisition resulted in a change in accounting basis and the financial statement presentation distinguishes the Company as the “Successor” for reporting periods following the acquisition, September 8, 2018 through December 31, 2018 and the years ended December 31, 2020 and 2019, and Genius Sports as the “Predecessor” for the period prior to the acquisition, January 1, 2018 through September 7, 2018. Successor financial statements reflect a new basis of accounting that is based on the fair value of net assets acquired by the Company. This change in accounting basis is represented in the accompanying consolidated financial statements by a black line which appears between the columns entitled Successor and Predecessor in the statements and in the relevant accompanying notes. The black line signifies that financial statements presented for Successor periods subsequent to the acquisition are presented on a measurement basis different from Predecessor periods.

Foreign Currency

The accompanying consolidated financial statements are presented in United States Dollars (“USD”), which is the Company’s reporting currency. The Company’s functional currency is the Pound Sterling (“GBP”). For transactions entered into in a currency other than its functional currency, monetary assets and liabilities are re-measured into GBP at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities, along with equity are re-measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other income (expense) in the consolidated statements of operations. Translation adjustments resulting from the process of translating local currency financial statements into USD are included in determining other comprehensive income (loss).

Comprehensive Loss

Comprehensive loss consists of the Company’s net loss and foreign currency translation adjustments related to the effect of foreign exchange on the value of the Company’s assets and liabilities denominated in currencies other than USD. The cumulative net translation gain or loss is included in the Company’s consolidated statements of comprehensive loss.

Business Combinations

The Company allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects the Company’s amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, fair value of warrant liability, fair value estimates of derivatives, allowance for doubtful accounts, revenue recognition, fair value of contingent consideration, purchase price allocation including fair value estimates of intangible assets and goodwill, the estimated useful lives of property and equipment and intangible assets and capitalization of internally developed software costs. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, may choose to adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

The Company experienced operating losses for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor). The Company expects to continue to incur operating losses due to the investments it intends to make to its business, including development of products. Based on anticipated spend, timing of expenditure assumptions, along with market conditions, the Company expects that its cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least one year after issuance of the accompanying consolidated financial statements. The Company may seek to raise additional funds through either equity or debt issuances to continue its investment in new product launches and related marketing initiatives and make strategic acquisitions. If the Company is unable to raise additional capital when desired and on reasonable terms, the business, results of operations, and financial condition could be adversely affected. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations. Traditionally, the Company has raised additional debt through contributions from its existing shareholders. As further explained in Note 20 – Subsequent Events, the Company has entered into a definitive business combination agreement that would eliminate the debt obligations of the Company and raise additional equity funding. The merger closed on April 20, 2021.

Significant Risks and Uncertainties

The Company is subject to those risks common in the sports betting industry and also those risks common to highly regulated industries including, but not limited to, the possibility of not being able to successfully develop or market its products; foreign currency risk; technological obsolescence; competition; dependence on key personnel and key external alliances; the successful protection of its proprietary technologies data, and intellectual property rights; branding; compliance with government regulations and specifically with data protection and privacy laws; litigation; systems and infrastructure failure; interest rate risk; seasonal fluctuations; ability to grow via strategic acquisitions and successfully integrate the acquired businesses; the U.K.’s exit from the European Union (“Brexit”); fraud, corruption, or negligence related to sports events; and the possibility of not being able to obtain additional financing when needed.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Many businesses have eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. Governmental authorities have imposed or have recommended various measures, including social distancing, quarantine and stay-at-home or shelter-in-place directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings.

The direct impact on the Company’s business and the business of the Company’s customers, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of the Company’s and customers’ offices and business establishments, has been primarily through the suspension, postponement and cancellation of sports and sporting events. The suspension, postponement and cancellation of sporting events affected by COVID-19 has reduced the volume of sporting events on which the Company can collect data and has had an adverse impact on the Company’s revenue and the revenue of the Company’s customers and sports organizations. Although many sports seasons and sporting events have recommenced in recent months, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events (e.g., tennis, esports, and minor soccer leagues). Providing data for such lower-tier and amateur events to meet this demand exposes the Company’s business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to the Company’s international operations. Furthermore, to minimize the financial impacts as a result of the pandemic, the Company reduced travel expenses, negotiated hosting discounts with its vendors, enacted a four-day working week, and implemented hiring and pay freezes.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximates the carrying amounts represented in the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains the majority of its cash balances in accounts held by major banks and financial institutions, which management believes to be of high credit quality, and generally located in regions where the Company operates. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

No individual customer accounted for 10% or more of the Company’s total accounts receivable as of December 31, 2020 and 2019 (Successor).

As of December 31, 2020 (Successor), one vendor accounted for 17% of the Company’s accounts payable. As of December 31, 2019 (Successor), three vendors accounted for 35%, 12% and 12% of accounts payable.

Segment Information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), consisting of the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. In addition, the Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, management has determined that the Company’s business operates in a single operating segment. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no restricted cash amounts as of December 31, 2020 and 2019 (Successor).

Accounts Receivable

Accounts receivable represent amounts billed to customers in accordance with contract terms for which payment has not yet been received. Receivables are not collateralized and do not bear interest. Receivables are presented net of the allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts to reduce the Company’s receivables to net realizable value. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Financial Assets

Notes receivables are measured at the fair value of consideration transferred, net of transaction costs, and are measured subsequently at amortized cost using the effective interest method.

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carries a 2.5% annual interest rate and is a full-recourse loan. As of December 31, 2020, and 2019 (Successor), the outstanding balance on the executive notes receivable, inclusive of interest, was $4.7 million and $4.5 million, respectively. See Note 8 – Other Assets and Note 19 – Related Party Transactions.

Inventory

Inventory mainly consists of video and other camera equipment for resale to customers. Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2020 and 2019 (Successor), and the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor). Inventory is included in other current assets in the consolidated balance sheets. As of December 31, 2020 and 2019 (Successor), total inventory consisted of finished goods of $0.4 million and $0.3 million, respectively.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees related to the merger with dMY Technology Group, Inc. II (see Note 20 – Subsequent Events). These costs are capitalized as incurred in other current assets in the consolidated balance sheets and will be offset against the merger proceeds within shareholders’ equity (deficit) upon the consummation of the merger. In the event that the merger is abandoned, deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations. Deferred offering costs as of December 31, 2020 and 2019 (Successor) were $2.1 million and zero, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. The estimated useful lives of the Company’s assets are as follows:

Estimated Useful Lives
(years)
Buildings	10 - 50
IT equipment	2 - 13
Furniture and fixtures	4 - 12
Other equipment	1 - 5

For leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations.

Internally Developed Software

Software that is developed for internal use is accounted for pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software (“ASC 350-40”). Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years and the related amortization expense is classified as cost of revenue in the consolidated statements of operations.

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Data rights

Data rights are finite-lived intangible assets amortized on a straight-line basis over their estimated useful life of ten years. Data rights represent legally protected rights to collect sports data for use in the Company’s product offerings and are typically generated through business combinations. The related amortization expense is classified in cost of revenue in the consolidated statements of operations.

Technology

Technology is finite-lived intangible asset amortized on a straight-line basis over its estimated useful life of three years. Technology primarily represents Genius Sports proprietary sports management technology platform generated through business combinations. The related amortization expense is classified as cost of revenue in the consolidated statements of operations. Technology also includes other acquired third party software not acquired in business combinations. The related amortization expense for third-party software is generally classified as general and administrative and research and development expenses in the consolidated statements of operations.

Marketing Products

Marketing products are finite-lived intangible assets amortized on a straight-line basis over their estimated useful lives, ranging from three to fifteen years. Marketing products include customer contracts and trademarks generated through business combinations. The related amortization expense is classified as general and administrative expense in the consolidated statements of operations.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized. The Company has a single reporting unit. The Company reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.

Impairment of Long-Lived Assets

Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor).

Leases

An arrangement is or contains a lease if there are specified assets and the right to control the use of a specified asset is conveyed for a period in exchange for consideration. Upon lease inception, the Company classifies leases as either operating or capital leases. Leases are classified as capital leases when the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Capital leases are recognized on the consolidated balance sheets, whereas operating leases are not. The Company did not have any capital leases in the years ended December 31, 2020 and 2019 (Successor), respectively. For operating leases, the Company recognizes rent expense on a straight-line basis over respective lease terms.

Investments

The Company uses the equity method when it has the ability to exercise significant influence over operating and financial policies of an entity but does not have control of the entity. Under the equity method of accounting, an investment is initially recorded on the balance sheet at cost, representing the Company’s proportionate share of fair value. The investment is subsequently adjusted to reflect the Company’s proportionate share of net earnings or losses recognized, distributions received, contributions made and certain other adjustments, as appropriate. The Company does not record losses of the equity method investee in excess of its investment balance unless the Company is liable for obligations of the equity method investee or is otherwise committed to provide financial support to the equity method investee.

As of January 1, 2018, Genius Sports held an investment in Pointsbet Holding Pty Ltd. (“Pointsbet”). Genius Sports accounted for its investment in Pointsbet under the equity method of accounting. In the predecessor period, Genius Sports disposed of its investment in Pointsbet. This sale, resulted in Genius Sports recognizing a $1.8 million gain on disposal recognized in the period from January 1, 2018 through September 7, 2018 (Predecessor). The Company held no equity method or other investments as December 31, 2020 and 2019 (Successor).

Derivatives

The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the consolidated financial statements.

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risk. Terms of debt instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required under ASC 815 to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value. An evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results.

Short-term and Long-term Borrowings

The Company accounts for its loan instruments using an amortized cost model. Debt issuance costs, lender fees, and allocated proceeds to other financial instruments issued simultaneously to lenders reduce the initial carrying amount of the loan instruments. The carrying value is accreted to the stated principal amount at contractual maturity using the effective-interest method with a corresponding charge to interest expense. Debt discounts are presented on the consolidated balance sheets as a direct deduction from the carrying amount of related debt.

Warrants

The Company accounts for its common share warrants (“Warrants”) as liabilities measured at fair value. When issued with Loan Notes defined in Note 9 – Debt, the initial fair value of the Warrants reduces the initial carrying value of the Loan Notes. The Warrants are remeasured each reporting period to fair value through earnings. The fair value of the Warrants is estimated as the fair value of the underlying common shares, as the Warrants contain an exercise price of $0.0001 per share. The estimated fair value of non-public equity, and the associated earning volatility of the Warrants, requires the use of unobservable inputs. See Note 11 – Warrants below for further discussion of the Warrants.

Fair Value Measurement

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

During the predecessor period, the fair value of the Warrants and derivatives were estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at each reporting date. In connection with the Apax Funds Investment on September 7, 2018, the Warrants were settled and the Company derecognized the derivatives in purchase accounting. See Note 2 – Business Combinations and Note 9 – Debt for further details.

Revenue Recognition

Genius Sports adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) and ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers (“ASC 340-40”). Genius Sports adopted the standard using the full retrospective method. Accordingly, the results for prior comparable periods were adjusted to conform to the current period measurement and recognition of results. All periods presented in the consolidated financial statements have been prepared in accordance with the guidance in ASC 606 and ASC 340-40.

Under ASC 606, the Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company primarily recognizes revenue from the delivery products and services to customers in connection with the major product groups below.

Nature of Products and Services

Betting Technology, Content and Services

The Company primarily provides official sports data for in-game and pre-match betting, outsourced trading and risk management services through the Company’s proprietary sportsbook platform to sportsbook operators. Customers access the Company’s sportsbook platform and associated services through the cloud in a hosting service over the contract term. Customers do not take possession of the software. The Company stands ready to provide official sports data and services on a continuous basis through the platform over the contract term.

In conjunction with the platform, the Company also provides customers with software updates to its sportsbook platform and technical support. These services are provided to customers on a continuous basis over the contract term, and therefore, revenue is recognized on a consistent basis with the platform hosting service.

Customers contract for the platform either under fixed fee or profit share arrangements. In fixed fee arrangements customers generally pay a fixed price for access to the official data and services platform. The fixed fee covers a minimum number of sporting events, and customers pay overages for events above the minimum. Payments are generally made either quarterly or monthly in advance. For overages, the Company estimates these amounts as variable consideration and applies the constraint to the extent it is probable there will be a significant reversal of cumulative revenue. The Company uses a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

In profit share arrangements, the Company generates revenues based on a percentage of sportsbook operator profits. These arrangements generally do not specify a minimum number of sporting events. The Company generally invoices for these arrangements monthly in arrears. Variable consideration is allocated to distinct time increments of the service and recognized over the contract term as the Company satisfies each time increment of the service. Certain profit share arrangements also contain fixed fees but no minimum number of sporting events. In these contracts, the Company recognizes the fixed fees as revenue using a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

Sports Technology and Services

The Company primarily provides technology that enables sports leagues and federations to capture, manage, and distribute their official sports data, along with other tools and services and updates and technical support. These software solutions are tailored for specific sports. Customers access the Company’s sports technology through the cloud in a hosting environment over the contract term. Customers typically do not have the ability take possession of the software. Depending on the service, the Company either stands ready to provide the hosting service on a continuous basis over the contract term or offers the hosting service for a specified number of events or defined sporting season.

In connection with these hosting services, the Company primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, the Company estimates the fair value of noncash consideration by reference to the estimated standalone selling price of the services promised to the customer maximizing the use of observable inputs. Revenue is recognized either ratably over the contract term or as the services are provided by event or season, depending on the nature of the performance obligation.

In conjunction with the hosting service, the Company also provides customers with software updates and technical support. Revenue is recognized for the services on a consistent basis with the hosted service.

The Company also provides sports leagues and federations with integrity services inclusive of active bet monitoring solutions that flag suspicious betting activity, along with educational and other consultancy services. These services are often bundled in arrangements for other Sports Technology and Services where the Company receives noncash consideration. However, integrity services are also sold on a standalone basis in fixed fee arrangements. Revenue is recognized either ratably over the contract term or as the services are provided, depending on the nature of the performance obligation.

Media Technology, Content and Services

The Company primarily provides advertising services to sports leagues and federations, along with sportsbook operators, and other global brands in the sports ecosystem. These services generally include personalized online marketing campaigns in which the Company, through its cloud-based marketing platform, uses real-time sports data to identify target audiences, manages the acquisition of digital advertising space, and transmits advertisements on behalf of its customers.

The services are generally provided over a contract term of one year or less. The arrangements contain fixed fees, which are generally prepaid by customers. Revenue is recognized over time as the services are performed using an input method based on costs to secure advertising space. The Company is the principal in these arrangements as it is primarily responsible for delivering the advertisements, and bears inventory risk; therefore, revenue is presented gross.

Other Policies, Judgments, and Practical Expedients

Arrangements with Multiple Performance Obligations

The Company’s contracts for Betting Technology, Content and Services and Sports Technology and Services often involve multiple performance obligations. For these contracts, the Company applies judgment and accounts for individual goods or services separately if the customer can benefit from the good or service on its own or with other resources that are readily available to the customer and the good or service is separately identifiable from other promises in the arrangement. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs.

Significant financing components

In certain contracts, the Company receives payment from a customer either before or after the performance obligation has been satisfied. In these instances where the timing of revenue recognition differs from the timing of payment, the expected timing difference between payment and satisfaction of performance obligations for the Company’s contracts is generally one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money. Any other differences between receipt of payment and satisfaction of performance obligations do not include a significant financing component because the primary purpose is not to receive or provide financing to customers.

Contract modifications

The Company may modify contracts to offer customers additional goods or services. Each of the additional goods and services are generally considered distinct from those goods or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional goods and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional goods or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts on a prospective basis where the remaining goods and services are distinct from the original items and on a cumulative catch-up basis when the remaining goods and services are not distinct from the original items.

Judgments and estimates

The Company applies judgment in determining whether it is the principal or agent in providing products and services to customers. The Company generally controls all products and services before transfer to customers as the Company is primarily responsible to deliver the products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. The Company reviews and updates its contract-related estimates, and records adjustments as needed.

In fixed fee Betting Technology, Content and Services arrangements the Company applies the expected value method to estimate variable consideration in the contract, primarily factoring its historical experience with similar contract-types and customer relationships, along with expected market activity and customer forecasts. In applying the constraint, the Company considers susceptibility of variable consideration to factors outside the Company’s control (i.e., market volatility and actions by customers). Additionally, the Company considers historical experience with similar contract types and customer relationships, as well as the broad range of possible consideration amounts associated with overages for a given customer contract.

For fixed fee Betting Technology, Content and Services arrangements with variable consideration associated with overages to the extent the Company’s estimate of the transaction price, including consideration of the constraint changes, the Company records a cumulative-effect adjustment to adjust revenue recognized to date. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. The impact of application of catch-up adjustments were immaterial in the periods presented.

Costs Capitalized to Obtain Contracts with Customers

The Company capitalizes incremental costs of obtaining contracts with customers. The Company has determined that certain internal sale force incentive programs meet the requirements to be capitalized. The Company applies the practical expedient to expense costs as incurred for costs to obtain contracts with customers when the amortization period would have been one year or less. Capitalized incremental costs are recognized over related contract terms. Capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

Capitalized costs to obtain contracts with customers are included in other assets in the accompanying consolidated balance sheets. Amortization of capitalized costs to obtain contracts with customers is included in sales and marketing expense in the accompanying consolidated statements of operations.

During the year-ended December 31, 2020 (Successor), the Company capitalized $0.7 million of costs to obtain contracts with customers and amortized $0.5 million. During the year ended December 31, 2019 (Successor), the Company capitalized $1.3 million of costs to obtain contracts with customers and amortized $0.2 million. During the period from September 8, 2018 through December 31, 2018 (Successor), the Company capitalized $0.3 million of costs to obtain contracts with customers and amortized less than $0.1 million. During the period from January 1, 2018 through September 7, 2018 (Predecessor), Genius Sports capitalized $0.6 million of costs to obtain contracts with customers and amortized $0.6 million. In connection with the business combination on September 7, 2018 the carrying value of capitalized costs to obtain contracts with customers was derecognized in purchase accounting. See Note 2 – Business Combinations. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of the Company’s products and services. These include but are not limited to expenses associated with data collection/procurement, third-party data rights, data production, server and bandwidth costs, client services, along with media and advertising costs directly associated with the Company’s media offerings. Cost of revenue also includes costs of inventory, costs associated with personnel salaries and benefits, sales commissions, depreciation of property and equipment, amortization of internal use software, and amortization of acquired data rights and technology.

Sales and Marketing

Sales and marketing expenses consist primarily of expenses associated with advertising, events sponsorship, association memberships, marketing subscriptions, consulting costs, amortization of contract costs, and related personnel costs and benefits.

Research and Development

Research and development expenses consist primarily of costs incurred for the development of new products related to the Company’s platform and services, as well as improving existing products and services. The costs incurred include related personnel salaries and benefits, facility costs server and bandwidth costs consulting costs, and amortization of production software costs. To date, research and development expenses have been expensed as incurred and included in the consolidated statements of operations.

General and Administrative

General and administrative expenses consist of personnel salaries and benefits, legal-related costs, other professional service fees, rent expense, depreciation of property and equipment, and amortization of marketing products.

Transaction Expenses

Transaction expenses consist primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with the Company’s corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Stock-based Compensation

The Company measures the cost of share-based awards granted to employees based on the grant-date fair value of the awards. The grant-date fair value of the stock options is calculated using a Black-Scholes valuation model. Stock-based expenses related to stock options are recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of the awards.

Income Taxes

Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets would be realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognized income tax positions are measured at the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the deferred tax liability line in the consolidated balance sheets.

Net Loss Attributable Per Share to Common Shareholders

Basic net loss per share attributable to common shareholders is computed by dividing the Company’s net loss attributable to common shareholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to common shareholders is computed by giving effect to all potentially dilutive securities, including stock options. Basic and diluted net loss per share attributable to common shareholders are the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, together with subsequent amendments requires lessees to recognize all leases, with limited exceptions, on the balance sheet, while recognition on the statements of operations will remain similar to legacy lease accounting, under Topic 840. The ASU also eliminates real estate-specific provisions and modifies certain aspects of lessor accounting. ASU 2016-02 is effective for the Company beginning January 1, 2022. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles Goodwill and Other Internal-Use Software (Topic 350-40). This ASU addresses users’ accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also adds certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 is effective for fiscal years beginning January 1, 2021. The amendments in this ASU can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

Recently Adopted Accounting Guidance

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the new standard, equity-classified non-employee awards will be initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement will be based on an estimate of the fair value of the equity instruments to be issued. The adoption of this standard on January 1, 2020 did not have an impact on the Company’s consolidated financial statements, as for the periods presented, the Company did not have non-employee stock compensation.

Note 2.	Business Combinations

Apax Funds Investment in Genius Sports

In connection with the Apax Funds Investment on September 7, 2018, the Company acquired all issued and outstanding equity interests in Genius Sports for total consideration transferred of $303.2 million. The business combination was accounted for using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of net assets acquired. The excess of the total purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.

Consideration Transferred

The summary computation of consideration transferred is presented as follows (in thousands):

Consideration Transferred
Cash for outstanding Genius Sports equity shares	$264,471
Cash paid to retire Genius Sports’ debt	33,343
Transaction costs paid on behalf of Genius Sports	5,422

Total consideration transferred	$303,236

Cash consideration for 100% of the shares of Genius Sports amounted to $264.5 million. The aggregate consideration transferred included approximately $33.3 million related to the repayment of certain outstanding loans and notes of Genius Sports, and $5.4 million of sell-side transaction costs paid for by the Company on behalf of Genius Sports. These transaction costs incurred by Genius Sports are included in the Predecessor period within transaction expenses in the consolidated statements of operations.

Purchase Price Allocation

Fair values are based on management’s analysis including work performed by third party valuation specialists. The following table summarizes the fair value of assets acquired and liabilities assumed on the closing date, with the excess recorded as goodwill (in thousands):

Fair Value of Assets Acquired	As of September 7, 2018
Cash and cash equivalents	$3,407
Accounts receivables, net	12,610
Contract assets	2,925
Prepaid expenses	1,917
Other current assets	427
Property and equipment, net	3,034
Intangible assets, net	129,772
Goodwill	185,030
Deferred tax asset	116
Other assets	1,480

Total assets acquired	$340,718
Accounts payable	5,643
Accrued expenses	9,672
Deferred revenue	7,669
Other current liabilities	1,625
Long-term debt	202
Deferred tax liability	12,671

Total liabilities assumed	$37,482

Consideration transferred	$303,236

The following table sets forth the components of identifiable intangible assets acquired and their weighted average useful lives by major class of intangible assets as of the date of the acquisition (in thousands):

	Useful Lives	As of September 7, 2018
Data rights	10 years	$67,959
Technology	3 years	38,958
Marketing products	3 – 15 years	22,855

Total intangible assets subject to amortization		$129,772

Goodwill is primarily attributed to the assembled workforce of Genius Sports and the expected growth in new contracted customer contracts, data rights, and new technologies anticipated from the combined company. The goodwill acquired will not generate amortization deductions for income tax purposes.

The Company incurred transaction costs of $4.0 million in connection with the acquisition of Genius Sports, which were incurred in the period preceding and up to close of the transaction. These costs incurred by the Company are included in the opening accumulated deficit balance of the successor period as of September 8, 2018 within the consolidated statements of changes in temporary equity and shareholders’ deficit. No material transaction costs were incurred during the period from September 8, 2018 through December 31, 2018 (Successor).

Oppia Acquisition

On July 31, 2019, the Company acquired all outstanding equity interests in Oppia Performance BVBA (“Oppia”) for cash and contingent consideration of approximately $2.9 million. Oppia provides proprietary technology which delivers low cost automated streaming content. The Company included the financial results of Oppia in the consolidated financial statements from the date of the acquisition. The acquisition was not material to the Company’s consolidated financial statements. Also, transaction costs were not material to the Company’s consolidated financial statements. In allocating consideration transferred based on estimated fair values, the Company recorded $2.6 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. In the year ended December 31, 2020 (Successor), the Company recorded $0.3 million income from gain on fair value remeasurement of contingent consideration.

Sportzcast Acquisition

On December 10, 2020, the Company acquired all outstanding equity interests in Sportzcast, Inc. (“Sportzcast”) for cash of approximately $4.4 million. Sportzcast focuses on providing devices and solutions to translate very low latency official sports data feeds directly from sporting arenas and stadiums into a standard data format. The Company included the financial results of Sportzcast in the consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.2 million in connection with the acquisition of Sportzcast which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $1.8 million of newly acquired intangible assets including Technology and Marketing Products and $2.2 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s consolidated financial statements.

Note 3.	Revenue

Disaggregation of Revenues

Revenue by Major Product Group

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the consolidated statements of operations. Revenue for the Company’s major product groups consists of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Revenue by Product Group
Betting Technology, Content and Services	$110,618	$88,370	$21,581	$47,531
Sports Technology and Services	16,066	14,367	5,187	3,741
Media Technology, Content and Services	23,055	11,883	3,810	5,735

Total	$149,739	$114,620	$30,578	$57,007

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Revenue by Geographical Market:
Europe	$119,393	$90,453	$23,347	$43,524
Americas	20,419	15,699	4,188	7,809
Rest of the World	9,927	8,468	3,043	5,674

Total	$149,739	$114,620	$30,578	$57,007

In the year-ended December 31, 2020 (Successor), Malta, Gibraltar and the United Kingdom represented 16%, 15% and 13% of total revenue, respectively. In the year-ended December 31, 2019 (Successor), Gibraltar and Malta represented 16% and 12% of total revenue, respectively. In the period from September 8, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through September 7, 2018 (Predecessor), Gibraltar, Malta and the United Kingdom represented 16%, 12% and 11% of total revenue, respectively.

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor).

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $260.9 million as of December 31, 2020 (Successor). The Company expects to recognize approximately 36% in revenue within one year, and the remainder in the next 13 – 120 months.

During the year-ended December 31, 2020 (Successor), the Company recognized revenue of $20.3 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of December 31, 2020 (Successor), the Company had $10.1 million contract assets and $26.0 million of contract liabilities, recognized as deferred revenue. As of December 31, 2019 (Successor), the Company had $5.7 million contract assets and $16.0 million of contract liabilities, recognized as deferred revenue.

The $4.4 million increase in contract assets as compared to the balance of $5.7 million as of December 31, 2019 (Successor) is due to increase in the fulfillment of performance obligations prior to the right to invoice related to growth in business with existing customers, new customer acquisitions, and customer utilization. The $10.0 million increase in deferred revenue as compared to the balance of $16.0 million as of December 31, 2019 (Successor) is primarily due to cash payments received or due in advance of satisfying performance obligations, which were in the ordinary course of business.

Substantially all of the deferred revenue beginning balance as of each period presented has been recognized in the years ended December 31, 2020 and 2019 (Successor).

COVID-19

Due to COVID-19, sporting events were suspended, postponed or cancelled, resulting in service issues related to certain customer contracts for Betting Technology, Content and Services as there was a lack of available official sports data for higher-tiered sporting events, and customers entered into these contracts with the expectation they would have access to official sports data for higher-tiered sporting events. As result, the Company entered into contract modifications with certain customers in the second and third quarter of 2020 to provide one-time discounts on fixed fees in connection with Betting Technology, Content and Services, as compensation for the service issues, resulting in a reduction in revenue in the periods impacted. Service issues as a result of COVID-19 are not expected to continue after December 31, 2020.

Note 4.	Accounts Receivable, Net

As of December 31, 2020 (Successor), accounts receivable, net consisted of accounts receivable of $26.1 million less allowance for doubtful accounts of $1.3 million. As of December 31, 2019 (Successor), accounts receivable, net consisted of accounts receivable of $19.2 million, less allowance for doubtful accounts of $0.8 million.

Allowance for doubtful accounts is as follows (in thousands):

	Successor
	As of December 31, 2020	As of December 31, 2019
Balance, beginning of period	$760	$1,926
Increase (decrease) in provision	582	1,059
Write-offs, net of recoveries	(122)	(2,256)
Foreign currency translation adjustments	50	31

Balance, end of period	$1,270	$760

Note 5.	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	Successor
	As of December 31, 2020	As of December 31, 2019
Buildings	$2,434	$2,342
IT equipment	9,695	8,264
Furniture and fixtures	1,700	1,397
Other equipment	38	35

Total property and equipment	$13,867	$12,038

Less: accumulated depreciation	8,865	7,156

Property and equipment, net	$5,002	$4,882

Depreciation expense related to property and equipment was $1.6 million, $1.7 million, $0.3 million, and $1.1 million for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

Note 6.	Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2018 (Successor)	$182,994
Goodwill acquired	2,569
Foreign currency translation adjustments	7,417

Balance as of December 31, 2019 (Successor)	$192,980
Goodwill acquired	2,211
Foreign currency translation adjustments	5,433

Balance as of December 31, 2020 (Successor)	$200,624

For the years ended December 31, 2020 and 2019 (Successor), the carrying amount of goodwill increased by $2.2 million due to the Sportzcast acquisition and $2.6 million due to the Oppia acquisition, respectively. (See Note 2 – Business Combinations.)

No impairment of goodwill was recognized for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor).

Note 7.	Intangible Assets, Net

Intangible assets subject to amortization as of December 31, 2020 (Successor) consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)	(in thousands)
Data rights	8	$71,797	$16,621	$55,176
Marketing products	12	24,757	4,548	20,209
Technology	1	44,720	32,625	12,095
Capitalized software	2	44,374	17,312	27,062

Total intangible assets		$185,648	$71,106	$114,542

Intangible assets subject to amortization as of December 31, 2019 (Successor) consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)	(in thousands)
Data rights	9	$69,850	$9,186	$60,664
Marketing products	13	23,491	2,507	20,984
Technology	2	40,900	17,726	23,174
Capitalized software	2	26,641	5,023	21,618

Total intangible assets		$160,882	$34,442	$126,440

As a result of the Sportzcast and Oppia acquisitions, the Company recorded newly acquired intangible assets of $1.8 million and $0.3 million, respectively. (See Note 2 – Business Combinations.)

Amortization expense was $33.4 million, $26.3 million, $7.0 million, and $8.9 million for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

As of December 31, 2020 (Successor), expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2021	$34,345
2022	19,633
2023	12,206
2024	8,703
2025	8,703
Thereafter	30,952

Total	$114,542

Note 8.	Other Assets

Other assets (current and long-term) as of December 31, 2020 and 2019 (Successor) are as follows (in thousands):

	Successor
	As of December 31, 2020	As of December 31, 2019
Other current assets:
Non-trade receivables	$3,448	$2,995
Deferred offering costs	2,093	—
Executive notes receivable (1)	4,659	—
Inventory	384	281

Total other current assets	$10,584	$3,276

Other assets:
Executive notes receivable (1)	$—	4,452
Security deposit	3,622	3,457
Corporate tax receivable	1,256	1,985
Sales tax receivable	3,042	846
Contract costs	1,576	1,340

Total other assets	$9,496	$12,080

(1)

Executive notes receivable, which primarily includes the $4.1 million executive loan extended on September 7, 2018 discussed in Note 19 – Related Party Transactions, was reclassed from other assets to other current assets as of December 31, 2020 as the outstanding amounts under the loan agreement were repaid upon consummation of the dMY Technology Group, Inc. II merger. See Note 20 – Subsequent Events.

Note 9.	Debt

The following table summarizes outstanding debt balances as of December 31, 2020 and 2019 (Successor) (in thousands):

				Successor
Instrument	Date of Issuance	Maturity Date	Effective interest rate	December 31, 2020	December 31, 2019
Investor Loan Notes	September 2018 to December 2019	September 2028 to December 2029	10%	$82,631	$73,061
Data Project Srl Mortgage	December 2010	December 2025	8%	116	130
Related Party Loan	December 2020	May 2021	4%	10,248	—

				$92,995	$73,191
Less current portion of debt				(10,272)	(25)

Noncurrent portion of debt				$82,723	$73,166

Investor Loan Notes

On September 7, 2018, the Company issued to Maven TopHoldings SARL, a subsidiary of a fund advised by Apax and other shareholders $56.2 million aggregate principal amount of unsecured investor loan notes with interest of 10% per annum and $5.2 million aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (collectively the “Investor Loan Notes”). During September and December 2019, supplemental deeds to the Investor Loan Notes were entered into by the Company, providing for the issuance of additional Investor Loan Notes with an aggregate principal amount of $1.4 million. All principal and accrued interest is payable at maturity of the Investor Loan Notes. See Note 19 – Related Party Transactions.

Data Project Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for the equivalent of $0.3 million to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax entered into a loan agreement with a subsidiary of the Company (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum, with principal and interest payable in full on maturity. The Related Party Loan matures the earlier of (i) May 30, 2021 or (ii) upon successful consummation of the dMY Technology Group, Inc. II merger. See Note 19 – Related Party Transactions and Note 20 – Subsequent Events. The entire loan balance is included in current debt in the consolidated balance sheets.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.00% over the Bank of England rate. As of December 31, 2020 and 2019 (Successor), the Company had no outstanding borrowings under its lines of credit.

Predecessor Loan Notes

From July 2015 through August 2017, Genius Sports issued in four separate tranches an aggregate of $20.3 million in loan notes (“Loan Notes”) to certain lenders. The Series A and B Loan Notes (collectively the “2015 Loan Notes”) accrue 3% interest payable in cash and 3% interest paid in-kind and the Series D and E Loan Notes (collectively the “2017 Loan Notes”) bear interest at 5% per annum. Genius Sports paid $0.6 million in total upfront fees to the lenders for the various Loan Note issuances and $0.2 million in third party fees incurred to issue the Loan Notes, each presented as a discount on the Loan Note carrying value. Additional discount on the 2017 Loan Notes resulted from $3.5 million of allocated proceeds to the Genius Sports’ Common A Shares issued in conjunction with the 2017 Notes. The Loan Notes include standard financial and non-financial covenants and had an original maturity date of July 27, 2021.

Certain identified embedded contingent redemption features in the Loan Notes were concluded to require bifurcation and separate accounting as derivative instruments at fair value from the Loan Notes. The fair value of the bifurcated derivative, which were net derivative liabilities, totaled $4.3 million as of January 1, 2018. The net change in the fair values of the derivatives resulted in a loss of $3.1 million for the period from January 1, 2018 through September 7, 2018 (Predecessor) and was included in the consolidated statements of operations.

In connection with the Apax Funds Investment on September 7, 2018, the Loan Notes were repaid in full pursuant to the contractual terms. On this date, the Company treated the Loan Note settlement as an extinguishment by derecognizing the Loan Notes, deferred financing costs, accrued interest, and the bifurcated derivative in full. As the Loan Notes were settled in the Genius Sports acquisition, they are only reflected in the Predecessor period and are not outstanding during any presented Successor period.

Other Predecessor Loans

In addition to the above Loan Notes, Genius Sports also had outstanding loans of approximately $12.4 million to various thirdparty lenders and related parties. In connection with the Apax Funds Investment on September 7, 2018, the Company repaid the entire outstanding balance of the loans.

As of December 31, 2020 and 2019 (Successor), the Company was in compliance with all applicable covenants related to its indebtedness.

Interest Expense

Interest expense was $8.0 million, $6.9 million, $2.0 million, and $2.4 million for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

Debt Maturities

Expected future payments for all borrowings as of December 31, 2020 (Successor) are as follows:

Fiscal Years:	(in thousands)
2021	$10,272
2022	24
2023	25
2024	25
2025	23
Thereafter	82,626

Total payment outstanding	$92,995

Note 10.	Other Liabilities

Other liabilities (current and long-term) as of December 31, 2020 and 2019 (Successor) are as follows (in thousands):

	Successor
	As of December 31, 2020	As of December 31, 2019
Other current liabilities:
Other payables	$3,576	$3,461
Contingent consideration	138	—

Total other current liabilities	$3,714	$3,461

Other liabilities:
Contingent consideration	$2,164	$2,520
Deposits on Incentive Securities	1,425	1,290

Total other liabilities	$3,589	$3,810

Note 11.	Warrants

In connection with the issuance of the 2015 Loan Notes, Genius Sports issued the lenders Warrants to purchase 218,852 common shares at any time prior to the expiration of the Warrants. The Warrants have an exercise price of $0.0001 per share and provide for certain adjustments to the number of common shares exercisable dependent on realized economics of a sale of Genius Sports. The Warrants are classified as liabilities as the contractual adjustments to the number of common shares underlying the Warrants are not fully indexed to Genius Sports’ own equity. The Warrants had a fair value of $5.0 million as of January 1, 2018 and were subsequently remeasured on September 7, 2018 in connection with the Genius Sports acquisition, when the Warrants were exercised for 136,707 common shares pursuant to contractual terms. The change in fair value of $4.1 million was recorded in the consolidated statement of operations in the predecessor period. As the Warrants have an exercise price of $0.0001 per share, the fair value of the Warrants is estimated as the fair value of the underlying common shares as of the acquisition date.

Note 12.	Preference Shares

On September 7, 2018, the Company entered into investment deeds in connection with the Apax Funds Investment (refer to Note 2 – Business Combinations) and issued 213,657,244 preference shares having a nominal value of $0.0001 to Apax and other investors at a subscription price of approximately $1.29 per share (the “Preference Shares”). Further, an additional 4,904,075 Preference Shares were issued and subscribed to certain investors and employees in 2019 (Successor). No additional Preference Shares were issued and subscribed during the year ended December 31, 2020 (Successor).

As of December 31, 2020 and 2019 (Successor). the Company had 218,561,319 Preference Shares issued and outstanding. The Company has classified the Preference Shares as temporary equity in the consolidated balance sheets and remeasures each reporting period to the liquidation preference as described below.

Dividends

The Preference Shares receive a fixed cumulative dividend at a rate per annum equal to 10% of the original issue price (the “Preference Dividend”). Holders of Preference Shares receive dividends prior to and in preference to any dividends on common shares. The Preference Dividend accrues but is not payable until declaration by the Board of Directors or redemption of the Preference Shares by the holder.

Redemption

The Company may, with the prior consent of the Board of Directors, redeem or repurchase some or all of the Preference Shares at any time at a price equal to the aggregate sum of: (i) the issuance price of the Preference Shares, plus (ii) all accrued but unpaid Preference Dividend, less (iii) the amount of all prior distributions made on the relevant Preference Shares.

As a result of the Apax Funds Investment, Apax holds a majority voting interest in the Company and controls the Board of Directors as of December 31, 2020 and 2019 (Successor). Therefore, the Company’s option to redeem the Preference Shares is deemed to not be solely within the control of the Company as Apax has the ability to force the Company to redeem the Preference Shares. As a result, the Preference Shares are classified in temporary equity, remeasured at each reporting date at the redemption amount, with any increase in carrying value recorded as a dividend.

Liquidation

Holders of Preference Shares are entitled to receive a liquidation preference equal to the Preference Dividends and issuance price prior to any distribution to holders of common shares in any liquidity event, inclusive of a listing, exit, refinancing, or disposal of assets. Dividends on Preference Shares were $31.9 million, $28.3 million and $8.8 million for the years ended December 31, 2020 and 2019 (Successor), and the period from September 8, 2018 through December 31, 2018 (Successor), respectively.

Voting Rights

The Preference Shares are not entitled to receive notice of, attend or speak at general meetings of the Company or to vote on resolutions.

Note 13.	Common Shares

Predecessor Common Shares

Genius Sports equity structure compromised Ordinary Shares, Ordinary A Shares, and Ordinary S Shares (collectively, the “Predecessor Common Shares”), each with a par value of $0.0001, except for the Ordinary S Shares, which had a par value of $0.000001. At close of the acquisition of Genius Sports, described in Note 2 – Business Combinations, all Predecessor Common Shares, and Warrants, described in Note 11 – Warrants, were retired.

Genius Sports equity structure also included certain Staff Loans, defined in Note 15 – Stock-based Compensation. These Staff Loans consisted of additional classes of Predecessor Common Shares, which for accounting purposes are accounted for as the equivalent of stock options. Refer to Note 15 – Stock-based Compensation for further details on the Staff Loans.

Successor Common Shares

The Company’s equity structure following the Apax Funds Investment on September 7, 2018 consisted of the following: A1 Ordinary Shares, A2 Ordinary Shares, and A3 Ordinary Shares (collectively, Common Shares), with each share having a nominal value of $0.01.

Holders of A1 Ordinary Shares are entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions. On a show of hands, on a poll or on a written resolution each holder of A1 Ordinary Shares is entitled to exercise one vote per A1 Ordinary Share held. Holders of A2 Ordinary Share are not entitled to receive notice of, attend or speak at general meetings of the Company, or to vote on resolutions. Holders of A3 Ordinary Shares are entitled to receive notice of, but not to attend or speak at, general meetings of the Company, and are not entitled to vote on resolutions, save that a holder of A3 Ordinary Shares has the right to enfranchise its A3 Ordinary Shares by serving a voting notice is on the Company, in which event such holder of A3 Ordinary Shares will be entitled to one vote per A3 Ordinary Share held on resolutions.

Other than the different notice, attendance, and voting rights as outlined above, the A1 Ordinary Shares, A2 Ordinary Shares and A3 Ordinary Shares have the same rights, including entitlement to receive distributions and liquidation proceeds. The holders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. In the event of liquidation, dissolution, distribution of assets, or winding up of the Company, the holders of Common Shares have equal rights to receive all the assets of the Company, after the rights of the holders of the Preference Shares, if any, have been satisfied.

As of December 31, 2020 and 2019 (Successor), the Company had 1,873,423 Common Shares authorized and 1,873,423 shares issued and outstanding.

The Company’s directors may exercise the power of the Company to issue an unlimited number of shares of different types or classes.

The Company’s equity structure also included certain Incentive Securities, defined in Note 15 – Stock-based Compensation. These Incentive Securities consisted of additional classes of common shares, which for accounting purposes are accounted for as the equivalent of stock options. Refer to Note 15 – Stock-based Compensation for further details on the Incentive Securities.

Note 14.	Loss Per Share

The Company uses the two-class method to calculate net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share. Undistributed earnings for each period are allocated to participating securities, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for Preference Shares outstanding in the periods to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average shares of common shares outstanding during periods with undistributed losses.

The computation of loss per share and weighted average shares of the Company’s common shares outstanding for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), are as follows (in thousands except share and per share data):

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Net loss attributable to common shareholders - Basic and Diluted	$(30,348)	$(40,207)	$(9,761)	$(15,527)
Basic and diluted weighted average common shares outstanding	1,873,423	1,829,947	1,812,601	2,983,170

Net loss per share attributable to common shareholders: Basic and diluted	$(16.20)	$(21.97)	$(5.38)	$(5.20)

The following table presents the potential common shares and Preference Shares outstanding that were excluded from the computation of diluted net loss per share of common share as of the periods presented because including them would have been antidilutive:

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Share Options	—	—	—	851,116
Staff Loans	—	—	—	602,861
Preference Shares	218,561,319	218,561,319	213,657,244	—
Incentive Securities	833,694	761,394	709,783	—

Total	219,395,013	219,322,713	214,367,027	1,453,977

Note 15.	Stock-based Compensation

Share Options

During the predecessor period, Genius Sports had two share option plans including the Genius Sports Enterprise Management Incentive Plan and the Genius Sports Unapproved Share Plan under which incentive stock options (“Share Options”) may be granted to employees. On January 1, 2018 total outstanding Share Options were 861,116 with a weighted average exercise price in USD of $2.16. Substantially all of Share Options were vested as of January 1, 2018 with an immaterial number of Share Options vesting in the period from January 1, 2018 through September 7, 2018 (Predecessor). During the period from January 1, 2018 through September 7, 2018 (Predecessor), no Share Options were granted, forfeited or expired, and 10,000 Share Options were exercised with a weighted average exercise price of $4.05 in the aggregated amounts of $0.1 million cash received and a total intrinsic value of $0.3 million.

In connection with the Apax Funds Investment, on September 7, 2018, all outstanding Share Options of 851,116 were exercised and settled. The Share Options had a weighted average exercise price of $2.04 with a total intrinsic value of $52.5 million paid to the holders.

No compensation cost for Share Options was recognized in the period from January 1, 2018 through September 7, 2018 (Predecessor) due to amounts involved being immaterial.

Staff Loans

During the predecessor period, Genius Sports issued promissory notes to employees in the aggregated amounts of $2.9 million to purchase 602,861 Predecessor Common Shares in Genius Sports, which includes Ordinary Shares, G Ordinary Shares and F Ordinary Shares (collectively, the “Staff Loans”), with each share having a par value of $0.0001. The promissory notes are collateralized only by the shares purchased and are considered as nonrecourse in nature. Therefore, the nonrecourse notes are accounted for as substantive grants of stock options. In connection with the Apax Funds Investment, these Staff Loans were settled, and the Predecessor Common Shares considered outstanding. No compensation cost for the notes was recognized in the period from January 1, 2018 through September 7, 2018 (Predecessor).

Incentive Securities

The Company provided employees the option to purchase common shares consisting of B Ordinary Shares, C Ordinary Shares, C1 Ordinary Shares, C2 Ordinary Shares, D1 Ordinary Shares, and D2 Ordinary Shares (the “Incentive Securities”), with each share having a par value of $0.01, except for the C1 Ordinary Shares, which had a par value of $0.19.

Based on the forfeiture provisions discussed below, although the Incentive Securities are legally issued, the Incentive Securities are not considered outstanding from an accounting perspective.

The Incentive Securities are subject to a repurchase feature, which in most instances is essentially a forfeiture provision. The Company has a call option to any or all of the Incentive Securities and the call option price depends on whether the Incentive Securities holder who leaves the Company is classified as a “Good Leaver” or a “Bad Leaver”. The repurchase price for a Good Leaver’s vested Incentive Securities is the fair value of the vested Incentive Securities. The repurchase price for any Bad Leaver’s Incentive Securities, and any Incentive Securities a Good Leaver holds which remains unvested, is the lower of fair value or the original cost, akin to a forfeiture provision.

Outside of retirement from the Company at the statutory retirement age and any other circumstance in which Genius Sports’ remuneration committee exercises its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it is not probable that any participants will reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimates that holders of Incentive Securities will forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for Incentive Securities granted in the years ended December 31, 2020 and 2019 (Successor), and the period from September 8, 2018 through December 31, 2018 (Successor).

As the stated vesting provisions for the Incentive Securities are deemed non-substantive for accounting purposes any payments made by employees to purchase the Incentive Securities are recorded by the Company as deposit liabilities. Should any of the awards vest, the deposit will be reclassified to equity and the requisite cost will be recognized. The balance of deposit liabilities as of December 31, 2020 and December 31, 2019 (Successor) was $1.4 million and $1.3 million, respectively.

The fair value of Incentive Securities was determined on the grant date using the Black-Scholes model based on the following assumptions:

	Successor
	December 31, 2020	December 31, 2019	December 31, 2018
Expected term (years) (1)	4.5	4.5	4.5
Current stock value	$7.41 - $15.19	$7.35 - $15.06	$7.37 - $26.58
Expected volatility (2)	30%	30%	30%
Risk-free rate (3)	0.3% - 1.63%	1.7% - 2.48%	2.80%
Dividend yield (4)	0%	0%	0%

(1)

The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. Given the Leaver provisions, the Company estimated the midpoint between the vesting term and estimated time to liquidity event.

(2)	Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.
(3)	Risk free rate was obtained from treasury notes for the expected terms noted as of the valuation date.
(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

Given the absence of a public trading market, the Board of Directors considered numerous objective and subjective factors to determine the fair value of the underlying common shares at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of the common shares; (ii) the rights and preferences of Preference Shares relative to common shares; (iii) the lack of marketability of the common shares; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

A summary of the Incentive Security activity for the years ended December 31, 2020 and 2019 (Successor), and the period from September 8, 2018 through December 31, 2018 (Successor) is as follows:

	Awards Outstanding	Weighted Averaged Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding as of September 7, 2018 (Successor)	—	$—	$—

Granted	709,783	$1.66
Forfeited	—
Expired	—

Outstanding as of December 31, 2018 (Successor)	709,783	$1.66	$14,857

Granted	52,581	$1.27
Forfeited	(970)	$1.28
Expired	—

Non-vested awards at December 31, 2019 (Successor)	761,394	$1.63	$15,411

Granted	73,270	$1.28
Forfeited	(970)	$1.28
Expired	—

Non-vested awards at December 31, 2020 (Successor)	833,694	$1.60	$16,243

The awards have been treated as early exercised options from an accounting perspective. As of December 31, 2020 (Successor), the weighted-average remaining contractual life is greater than 10 years in all cases.

The weighted-average grant date fair value of the Incentive Securities granted during the year ended December 31, 2020 and 2019 (Successor), and the period from September 8, 2018 through December 31, 2018 (Successor) was $13.37, $12.95 and $22.59 per share, respectively.

As of December 31, 2020 (Successor), the Company had $16.2 million of unrecognized stock-based compensation expense related to the Incentive Securities. As noted previously, the Company does not expect to recognize any cost related to the Incentive Securities.

Note 16.	Income Taxes

The U.K. and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
U.K.	$(26,846)	$(43,199)	$(9,472)	$(18,613)
Foreign	(1,689)	(2,374)	(1,547)	3,190

Loss before income taxes	$(28,535)	$(45,573)	$(11,019)	$(15,423)

The components of the Company’s income tax (benefit) expense consisted of the following (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
Current:
U.K.	$—	$—	$—	$—
Foreign	47	114	(126)	696

Current tax expense	47	114	(126)	696

Deferred:
U.K.	1,650	(5,374)	(1,171)	(649)
Foreign	116	(106)	39	57

Deferred tax expense (benefit)	1,766	(5,480)	(1,132)	(592)

Total	$1,813	$(5,366)	$(1,258)	$104

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate of 19.0% is as follows:

	Successor			Predecessor
	Year Ended December 31, 2020	Year Ended December 31, 2019	Period from September 8, 2018 through December 31, 2018	Period from January 1, 2018 through September 7, 2018
U.K. provision at statutory rate	19.0%	19.0%	19.0%	19.0%
Expenses not deductible for tax purposes	0.9	(3.6)	(2.2)	(1.4)
Goodwill writeback	—	—	(1.6)	1.4
Non-deductible interest expense	(3.6)	—	(3.4)	—
Income not taxable	—	0.8	1.3	4.3
Stock based compensation	2.6	1.5	—	47.4
Chargeable gains/(losses)	—	—	0.1	(2.0)
Remeasurement of warrant Liability	—	—	—	(8.9)
Transaction cost adjustment	(1.4)	—	—	(7.0)
Leasing	—	(0.4)	—	—
Foreign rate difference	—	(1.5)	0.3	(5.6)
Change in valuation allowance	(21.6)	(4.0)	(2.2)	(47.9)

Effective tax rate	(4.1)%	11.8%	11.3%	(0.7)%

The Company’s effective tax rates differ from the U.K. statutory rate primarily due to the change in valuation allowance, and expenses not deductible for tax purpose.

The Company’s deferred income tax assets and liabilities as of December 31, 2020 and 2019 (Successor) are as follows (in thousands):

	Successor
	Year Ended December 31, 2020	Year Ended December 31, 2019
Deferred tax assets:
Net operating loss carry forward	$26,498	$20,474
Property and equipment	159	136
Other	187	156

Deferred tax assets before valuation allowance	26,844	20,766
Valuation allowance	(11,240)	(3,427)

Deferred tax assets, net of valuation allowance	15,604	17,339

Deferred tax liabilities:
Outside basis difference	1,913	1,855
Intangible assets	21,783	21,534

Deferred tax liabilities	23,696	23,389

Net deferred tax assets (liabilities)	$(8,092)	$(6,050)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its net deferred tax assets of $11.2 million as of December 31, 2020 and a valuation allowance on its net deferred tax assets of $3.4 million as of December 31, 2019 (Successor).

As of December 31, 2020 (Successor), the Company had $113.3 million of U.K. net operating loss carryforwards available to reduce future taxable income. All of the U.K. net operating losses will be carried forward indefinitely for U.K. tax purposes.

The Company had no uncertain tax positions for the years ended December 31, 2020 and 2019 (Successor).

Note 17.	Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases expiring at various dates through August 10, 2025. The Company also leases miscellaneous office equipment and vehicles under noncancelable operating leases. Rent expense related to operating leases was $2.9 million, $3.6 million, $0.9 million, and $2.0 million for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively. The Company also subleases certain property under operating leases. Sublease income for all periods presented was immaterial.

In September 2019, the Company legally assigned its rights and obligations in a London, England office lease to a third party. Historically, the Company accounted for the lease as an operating lease under US GAAP. In connection with the legal assignment to the third party, the Company was relieved of its primary obligation under the original lease, and the transaction was accounted for as a lease termination. In connection with the lease termination, the Company recognized a loss on termination of the original lease of $1.1 million in the year ended December 31, 2019 (Successor) inclusive of amounts paid to the third party to assume the original lease. The loss was recognized in general and administrative expense in the Company’s consolidated statement of operation.

As of December 31, 2020, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

Years Ended December 31	(in thousands)
2021	$5,209
2022	5,189
2023	4,733
2024	4,106
2025	1,163
Thereafter	—

Total	$20,400

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of December 31, 2020, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

Years Ended December 31	(in thousands)
2021	$35,414
2022	34,065
2023	34,754
2024	23,640
2025	2,394
Thereafter	6,969

Total	$137,236

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $11.1 million as of December 31, 2020 (Successor), with approximately $5.1 million due annually until February 2023.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the audited consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Couchmans LLP Settlement

An agreement was signed on February 25, 2014 with Couchmans LLP and Couchmans Data Services Limited (together “Claimants”) for the supply of basketball data to Betgenius, Ltd. (“Betgenius”) in exchange for revenue share payments. On February 9, 2017 Betgenius received notice from Travers Smith LLP, the legal counsel to the Claimants, regarding an alleged breach of contract. On April 30, 2019, a settlement agreement was signed with the Claimants in relation to the non-payment of revenue shares owed to the Claimants by the Company from the signed 2014 agreement. Per the terms of the settlement agreement, the Company would pay a sum totaling $1.4 million to the Claimants, due in tranches. The Company paid its final tranche of approximately $0.1 million in the first quarter of 2020.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The Company has issued an application to strike out the competition law aspects of the defense, and is currently amending its Particulars of Claim to address Brexit considerations. Betconstruct, having filed a defence, is seeking permission to file an amended defence and issue a counterclaim relating to competition law. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar is claiming that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company is currently defending the claim and Football DataCo (supported by the Company) made an application to transfer the claim from the Competition Appeal Tribunal to the UK High Court on June 29, 2020. In addition, the Company and Football DataCo have issued counterclaims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such counterclaim. A defense has been filed and served. On December 2, 2020, CAT ruled to retain jurisdiction over this litigation, while recognizing that the counterclaims of the Company and Football DataCo, which will be heard in the U.K. High Court, are intertwined with this litigation and should be case managed together. The parties are currently engaged in discussions relating to procedural and timetabling matters. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Bank Letters of Credit

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company has bank guarantees with Barclays Bank PLC totaling approximately $40.9 million outstanding as of December 31, 2020.

The Company has not recorded any liability in connection with these bank guarantee arrangements. Based on historical experience and information currently available, the Company does not believe it will be required to make any payments under the bank guarantee arrangements. The Company has recorded $0.8 million, $0.7 million, $0.1 million, and $0.1 million in interest expense in the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

Note 18.	Employee Benefit Plan

The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $0.8 million, $0.9 million, $0.2 million, and $0.4 million in the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

Note 19.	Related Party Transactions

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. See Note 1 – Financial Assets for discussion on executive notes receivable.

On September 7, 2018 and during September and December of 2019, the Company issued Investor Loan Notes to Apax and other shareholders. See Note 9 – Debt.

On December 8, 2020, certain investment funds affiliated with Apax entered into a Related Party Loan agreement with a subsidiary of the Company. See Note 9 – Debt.

The Company made payments of $0.2 million, $0.2 million, $0.1 million, and $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2020 and 2019 (Successor), the period from September 8, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through September 7, 2018 (Predecessor), respectively.

Certain investment funds affiliated with Apax have provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $40.9 million as of December 31, 2020) (the “Commitment Letter”), upon the occurrence of certain events. See Note 17 – Commitments and Contingencies.

Note 20.	Subsequent Events

In preparing the consolidated financial statements as of December 31, 2020 and 2019 (Successor), the Company has evaluated subsequent events through April 16, 2021 which is the date the consolidated financial statements were issued.

NFL License Agreement

On April 1, 2021, the Company announced a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, Genius Sports Limited, formerly known as Galileo NewCo Limited, will issue to NFL an aggregate of up to 22,500,000 warrants, with each warrant entitling NFL to purchase one ordinary share of Genius Sports Limited for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term.

dMY Technology Group, Inc. II Merger

On October 27, 2020, dMY Technology Group, Inc. II (“dMY”) (NYSE: DMYD), a special purpose acquisition company sponsored by dMY Sponsor II, LLC, entered into a definitive business combination agreement pursuant to which the Company and dMY II will merge (the “Transaction”). On April 16, 2021, at a special meeting of stockholders, dMY stockholders approved the proposed Transaction. The Transaction was consummated on April 20, 2021. As a result of the Transaction, shareholders of the Company and dMY exchanged their shares for shares in a new combined company, Genius Sports Limited, which became publicly listed on the New York Stock Exchange.