Form 20-F
period 2020-12-31
Genius Sports Ltd
filed 2021-04-30
CIK 1834489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On December 31, 2020, the issuer had 1 outstanding ordinary share.

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

To respond to this material weakness, dMY devoted significant effort and resources to the remediation and improvement of its internal control over financial reporting and, following the closing of the Business Combination, we intend to take additional steps to remediate this material weakness, including plans to enhance processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our consolidated financial statements, enhance access to accounting literature, research materials and documents and increase communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of dMY’s consideration of the material weakness identified related to our accounting for a significant transaction related to the warrants issued in connection with the August 2020 initial public offering, see “Note 2—Restatement of Previously Issued Financial Statements” to dMY’s consolidated financial statements, as well as Part II, Item 9A: Controls and Procedures included in dMY’s Annual Report on Form 10-K/A.

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

Certain of our pre-closing holders and the NFL have been granted certain rights, pursuant to the Amended and Restated Investor Rights Agreement, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. In addition, we are obligated to file a resale shelf registration statement for the resale of our shares issued pursuant to the Subscription Agreements (as defined herein) entered into in connection with the PIPE Investment (as defined herein). The sale or possibility of sale of these Genius ordinary shares and/or warrants could have the effect of increasing the volatility in Genius ordinary share price or putting significant downward pressure on the price of Genius ordinary shares and/or warrants.

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

Code of Business Conduct and Ethics

Genius has posted its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, https://geniussports.com/, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

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

Each Genius ordinary share will entitle the holder to one vote, NFL Enterprises, LLC owns 100% of the Company’s B shares, par value $0.0001.

The beneficial ownership of Genius is based on 178,512,357 Genius ordinary shares issued and outstanding, including 10,875,876 Restricted Shares issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement. The expected beneficial ownership percentages set forth below do not take into account warrants (other than the NFL Warrants) that are outstanding and may be exercised thereafter (commencing upon 12 months from the closing of the IPO (i.e., August 18, 2021)).

Beneficial Owners	Number of Genius Shares	Approximate Percentage of Outstanding Shares
Directors and Executive Management
Mark Locke(1)	23,121,602	12.9%
David Levy(1)	36,495	*
Albert Costa Centena(1)	—	—
Gabriele Cipparrone(1)	—	—
Roxana Mirica(1)	—	—
Niccolo de Masi (2)	—	—
Harry L. You(2) (3) (4)	6,825,000	3.8%
Daniel Burns(1)	81,364	*
Nicholas Taylor(1)	1,669,894	*
Steven Burton(1)	1,524,568	*
Jack Davison(1)	1,613,978	*
Campbell Stephenson(1)	1,915,157	1.0%
All directors and executive officers as a group (12 persons)	36,788,058	20.6%
Other 5% Shareholders
Maven TopHoldings SARL(5)	66,644,038	37.3%
Funds and Accounts Managed by Caledonia(6)	14,000,000	7.8%
NFL Enterprises, LLC (7)	11,250,000	5.9%

*	Less than 1%.
(1)	The business address of this shareholder is 33 Jermyn St, St. James’s, London SW1Y 6DN, United Kingdom.
(2)	The business address of this shareholder is 80 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144.
(3)	Does not include 5,013,333 shares of Class A Common Stock underlying private placement warrants that may not become exercisable within 60 days of the date hereof.
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
(7)

NFL Enterprises LLC (“NFLE”) currently holds 11,250,000 vested Warrants of the Company that are exercisable within sixty (60) days of the date hereof. Each Warrant entitles NFLE to purchase from the Company one ordinary share of the Company. Until such time as such Warrants are exercised, NFLE has no economic equity interests in the Company. NFLE, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League. The business address of NFL and NFL Ventures, L.P. is 345 Park Avenue, New York, NY 10154.

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

Amended and Restated Investor Rights Agreement

At the Closing, dMY, the Founders, Maven TopHoldings SARL (“Maven”), certain shareholders who are officers and employees of the Target Companies (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) the Sponsor is entitled to designate two directors of Genius, the Sellers are entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and 6 months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement. On April 26, 2021, the Investor Rights Agreement was amended and restated by the Amended and Restated Investor Rights Agreement (the “Amended and Restated Investor Rights Agreement”), pursuant to which, in addition to the above and among other things, (i) Genius will file a shelf registration statement for registration of the resale of the Warrant Shares, (ii) Genius will provide NFL customary piggyback registration rights with respect to the Warrant Shares and (iii) NFL will be subject to a customary lock-up period and certain transfer restrictions.

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

Not required.

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

If a shareholder fails to pay any call or installment on the day appointed, the directors of Genius Sports Limited may serve notice requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Genius Sports Limited by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Genius Sports Limited to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Genius Sports Limited and, subject to the provisions of the Guernsey Companies Law and the Articles, may be sold, re-allotted or otherwise disposed of on such terms as the directors of Genius Sports Limited shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Genius Sports Limited all moneys which, at the date of forfeiture, were payable by him to Genius Sports Limited in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Genius Sports Limited may determine.

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

The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall initially be assigned to each class in accordance with the Amended and Restated Investor Rights Agreement. At the first annual general meeting of shareholders of Genius Sports Limited, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years, ending at our 2024 annual general meeting. At the second annual general meeting (expected in 2022), the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual general meeting (expected in 2023), the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the directors shall shorten the term of any incumbent director.

C.	Material Contracts

Business Combination Agreement

The Business Combination Agreement was entered into by and among dMY, TopCo, MidCo, Genius, Merger Sub and the Sponsor on October 27, 2020.

Pursuant to the Business Combination Agreement, among other things, on the date upon which the Closing occurred but prior to the Closing, TopCo (1) underwent the Reorganization wherein the Pre-Closing Holders (as defined in the Business Combination Agreement) exchanged all existing classes of shares of TopCo (except for (i) certain preference shares of TopCo which were redeemed in the TopCo Redemption (such preference shares, the “Remaining Preference Shares”) and (ii) certain shares of TopCo which were contributed to Genius in exchange for an amount equal to the Catch-Up Payment) for newly issued ordinary shares of Genius. As described in the Business Combination Agreement, solely with respect to the shares of TopCo that are unvested immediately prior to the Reorganization and with respect to which the holders of such shares have executed support agreements agreeing to the vesting and restriction provisions therein, such shares were exchanged for the ordinary shares of Genius but remained subject to the vesting and restrictions as summarized in such support agreements (such shares subject to such vesting and restrictions, the “Restricted Shares”); and (2) the Remaining Preference Shares were redeemed and cancelled pursuant to the TopCo Redemption.

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

Director Agreements

We have also entered into director agreements with certain of our directors which agreements set forth the terms and provisions of their engagement. We have also issued ordinary shares to David Levy, an independent director, after the consummation of this offering in accordance with the terms of his director agreement, the form of which is filed as Exhibit 4.11 to this Report.

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

•	investors subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”);

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the U.S. Tax Code;

•	U.S. expatriates;

•	investors subject to the U.S. “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) and 5 percent (measured by vote or value) or more of our, Genius ordinary shares;

•	Genius as part of the PIPE Investment or the Reorganization; and

•

persons who received any, Genius ordinary shares or warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Genius or TopCo prior to the Business Combination, including former holders of Class A Shares or public warrants that also held, directly or indirectly, equity interests in Genius or TopCo. prior to the Business Combination.

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

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Genius ordinary shares or public warrants, as applicable, that is not a U.S. Holder.

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

Not required.

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

Genius and the NFL have entered into the Amended and Restated Investor Rights Agreement, pursuant to which, among other things, (i) Genius will file a shelf registration statement for registration of the resale of the Warrant Shares, (ii) Genius will provide NFL customary piggyback registration rights with respect to the Warrant Shares and (iii) NFL will be subject to a customary lock-up period and certain transfer restrictions.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.

dMY has identified a material weakness in its internal control over financial reporting. Please see “Risk Factors—Risks Related to Genius Sports Group’s Financial Conditions—dMY has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.”

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Harry L. You possesses specific accounting and financial management expertise and that she is the audit committee financial expert as defined by the SEC, and that she is independent within the meaning of the rules of the NYSE. Our board of directors has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16.B	CODE OF ETHICS

The Genius board has adopted a Code of Ethics, a copy of which is available on Genius’ EDGAR profile at www.sec.gov, and is available on our website at https://geniussports.com/. The reference to Genius’ website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered accountants.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the year ended December 31, 2020.

For the Year Ended December 31, 2020
Audit Fees	$255,955
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—

Total Fees	$255,955

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We are relying on the exemptions provided to foreign private issuers and that are applicable to us under Section 10A-3(b)(1)(iv)(A). Reliance on such exemption would not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Section 10A-3.

16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G	CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.

16.H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Genius’ Financial statements are filed as part of this Report beginning on page F-1.

The audited financial statements of dMY Technology Group, Inc. II are included as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

1.2	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

2.1	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

2.3	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

2.4	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.1	Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II, Maven TopCo Limited, Maven MidCo Limited, Genius Sports Limited, Genius Merger Sub, Inc. and dMY Sponsor II, LLC (incorporated by reference to Exhibit 2.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020). +

4.2	Investor Rights Agreement (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.3	Founder Holders Forfeiture Agreement, dated as of October 27, 2020, by and among the Founders, Genius and dMY (incorporated by reference to Exhibit 10.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.4	Founder Holders Consent Letter, dated October 27, 2020, by and among the Founders, Genius and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 10.2 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.5	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.4 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

Exhibit No.	Description

4.7	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.8	Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.8 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.9	Form of Restricted Share Agreement under the Galileo S Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.9 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.10	Genius Sports Limited 2021 Option Plan (incorporated by reference to Exhibit 4.10 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.11	Form of Director Agreements (incorporated by reference to Exhibit 4.11 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 the Company’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 10, 2021).

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Financial Statements of dMY Technology Group, Inc. II (incorporated by reference to Item 8 of the Annual Report on Form 10-K/A filed by dMY Technology Group, Inc. II with the SEC on April 27, 2021).

15.2	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of dMY Technology Group, Inc. II.*

15.3	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Maven Topco Limited.*

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED

April 30, 2021

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

In preparing the consolidated financial statements as of December 31, 2020 and 2019 (Successor), the Company has evaluated subsequent events through April 16, 2021, which is the date the consolidated financial statements were issued.

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