Form 20-F/A
period 2021-12-31
Genius Sports Ltd
filed 2022-11-10
CIK 1834489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
20-F/A

(Amendment No. 1)

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

i

EXPLANATORY NOTE
Genius Sports Limited (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (“SEC”) on March 18, 2022 (the “Original Form 20-F”). This Amendment No. 1 on Form 20-F (this “Amendment” or “Form 20-F/A”) is being filed to restate certain information in the Company’s previously issued consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 contained in the Original Form 20-F (the “Restatement”) and amend certain items as a result of the Restatement as set forth under the caption “Items Amended in This Filing,” in each case, solely to make appropriate changes to reflect the Restatement, the effects of the Restatement and other related matters.
Background of Restatement
During preparation of financial information related to the quarter ended September 30, 2022, and based on discussions with the SEC, the Company is restating its Original Form 20-F for the year ended December 31, 2021 to correct an error on page F-3 regarding the calculation of the 2020 and 2019 net loss attributable to preference shares, which were extinguished as of the close of the Company’s business combination on April 20, 2021 (the “Business Combination”). This error relates to the pre-Business Combination loss per share attributable to common stockholders.
The error was due to the omission of the accretion amount for preference shares each period, prior to the closing of the Business Combination, in the calculation of net loss attributable to common stockholders and loss per share prior to the closing of the Business Combination. Although the Company has made previous disclosures with respect to the rights and terms of preference shares, including preference shareholders’ rights to cumulative dividends, in other sections of the financial statements, the preference share accretion should have been reflected as an increase in to net loss attributable to common stockholders.
While this error impacted the loss per share in the 2020 and 2019 financial statements, the financial statements for the year ended December 31, 2021, were not materially affected by this error because the preference shares were fully redeemed as part of the Business Combination and there is no further impact of the preference shares following the Business Combination.
The correction of this error does not have any impact on the Company’s historical revenues, operating expenses or total net loss. Further, there will be no change to the Company’s Original Form 20-F for the year ended December 31, 2021 with respect to any balance sheet accounts, the Company’s liquidity, or cash flows set forth in the Affected Financial Statements (defined below). The correction of this error is limited to the net loss attributable to common stockholders and loss per share amounts.
The following table presents the impact of the error for the years ended December 31, 2020 and 2019 (amounts in thousands, except per share data).

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
As Reported
Net loss	$(30,348)	$(40,207)
Preference share accretion	$—	$—
Net loss attributable to common stockholders – basic and diluted	$(30,348)	$(40,207)
Loss per share attributable to common stockholders - basic and diluted	$(0.43)	$(0.59)

As Restated
Net loss	$(30,348)	$(40,207)
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(62,218)	$(68,529)
Loss per share attributable to common stockholders - basic and diluted	$(0.89)	$(1.00)
On November 7, 2022, the Board of Director of the Company, based on the recommendation of, and after consultation with, the Company’s management, the audit committee, and the Company’s independent auditors, concluded that the Company’s previously issued audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the unaudited condensed consolidated financial statements for interim periods ending March 31, 2021 and 2020, June 30, 2020, September 30, 2020 and 2019 (collectively, the “Affected Financial Statements”) should be restated.
Internal Control Considerations
In connection with the restatement of our financial statements in this Amendment, management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis. Therefore, internal control over financial reporting were not effective as of December 31, 2021.

ii

Further, management reevaluated, with the participation of our chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2021, pursuant to Rule 13a-15(b) under the Exchange Act. Based on the restatement of the financial statements as described in this Explanatory Note, our Certifying Officers concluded that our disclosure controls and procedures were not effective as of December 31, 2021.
For further discussion of considerations regarding internal control over financial reporting, disclosure controls and procedures and the identified material weakness, see Item 15. Controls and Procedures included in this Amendment.
Items Amended in This Filing
The following items have been amended as a result of this restatement:

•	Part I, Item 3, Key Information , D. Risk Factors

•	Part II, Item 15, Controls and Procedures

•	Part III, Item 18, Financial Statements
Except as otherwise expressly stated herein, this Amendment does not reflect events occurring after the date of the Form 20-F, nor does it modify or update the disclosure contained in the Form 20-F in any way other than as required to reflect the amendments discussed above and reflected below. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the Company’s other filings made with the SEC on or subsequent to March 18, 2022.
Our Principal Executive Officer and Principal Financial Officer are providing currently dated certifications in connection with this Amendment. These certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2. This Amendment also includes a currently-dated consent letter from WithumSmith+Brown, PC, the Company’s independent registered public accounting firm, as Exhibit 15.1.

ii

PART I
ITEM 3. KEY INFORMATION
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

•
We have identified a material weakness in our internal control over financial reporting. This material weakness could affect our ability to report our results of operations and financial condition accurately and in a timely manner.

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
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Please see “—We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.” for a material weakness we have identified.
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
We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As described elsewhere in this Annual Report, we identified a material weakness in our internal control over financial reporting related to the accounting for net loss attributable to common stockholders and loss per share. This material weakness resulted in a material misstatement of our net income attributable to common stockholders and loss per share, and related financial disclosures within the Affected Financial Statements.
To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include continue to provide access to accounting literature, research materials and documents, enhanced review and analysis process around loss per share calculation, and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to our accounting for loss per share, see Part II, Item 15. Controls and Procedures included in this Annual Report on Form 20-F/A.
Any failure to maintain such internal controls could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations.
We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

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

PART II
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F/A. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level. In light of this fact, our management has performed additional analyses, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting described below, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F/A fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021 because of the material weakness described below.
We did not maintain effective controls over our calculation of net loss attributable to common stockholders and loss per share in accordance with U.S. GAAP. Specifically, our policies and controls related to technical accounting review and analysis over loss per share calculation were insufficient to prevent or detect errors on the calculation. This material weakness resulted in the restatement of our consolidated financial statements for the years ended December 31, 2020 and 2019 and the unaudited condensed consolidated financial statements for interim periods ending March 31, 2021 and 2020, June 30, 2020, September 30, 2020 and 2019. Additionally, this material weakness could result in a misstatement of the aforementioned net loss attributable to common stockholders and loss per share disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
This Annual Report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies”.
Changes in internal control over financial reporting
During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as the circumstances that led to the restatement of our financial statements described in this Amendment had not yet been identified. In light of the material weakness identified, we plan to enhance our processes to identify and appropriately apply applicable accounting requirements related to loss per share calculation to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include continue to provide access to accounting literature, research materials and documents, enhanced review and analysis process around loss per share calculation and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

PART III
ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED
November 10, 2022
	By:	/s/ Mark Locke
		Name:	Mark Locke
		Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors,
Genius Sports Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Genius Sports Limited (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in

Note 1, “Restatement of Previously Issued Financial Statements
,” to the consolidated financial statements, the Company previously calculated the 2020 and 2019 net loss per share attributable to common stockholders incorrectly because they excluded the preference share accretion in determining the net loss attributable to common stockholders. Accordingly, the 2020 and 2019 consolidated financial statements have been restated to correct the calculation and related disclosure for the net loss per share attributable to common stockholders.
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
New York, New York
March 18, 2022, except for Note 1 (Restatement of Previously Issued Financial Statements) and Note 14 to which the date is November 10, 2022
PCAOB ID Number 100

Genius Sports Limited
Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31	December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$222,378	$11,781
Accounts receivable, net	48,819	24,776
Contract assets	21,753	10,088
Prepaid expenses	24,436	4,107
Other current assets	7,297	10,584

Total current assets	324,683	61,336

Property and equipment, net	14,445	5,002
Intangible assets, net	191,219	114,542
Goodwill	346,418	200,624
Deferred tax asset	—	5
Other assets	10,319	9,496

Total assets	$887,084	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$19,881	$10,106
Accrued expenses	55,889	35,220
Deferred revenue	29,871	26,036
Current debt	23	10,272
Derivative warrant liabilities	16,794	—
Other current liabilities	30,354	3,714

Total current liabilities	152,812	85,348

Long-term debt – less current portion	65	82,723
Deferred tax liability	16,902	8,097
Other liabilities	11,127	3,589

Total liabilities	180,906	179,757

Temporary equity:
Preference shares, $ 0.0001 par value, none authorized, issued and outstanding at December 31, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ equity (deficit)
Common stock, $ 0.01 par value, unlim ited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,936	700
B Shares, $ 0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,461,730	1,717
Accumulated deficit	(757,317)	(153,237)
Accumulated other comprehensive income (loss)	(173)	11,393

Total shareholders’ equity (deficit)	706,178	(139,427)

Total liabilities, temporary equity and shareholders’ equity (deficit)	$887,084	$391,005

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	(As Revised)	(As Restated)	(As Restated)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Revenue	$262,735	$149,739	$114,620
Cost of revenue	476,168	114,066	89,311

Gross (loss) profit	(213,433)	35,673	25,309

Operating expenses:
Sales and marketing	27,292	13,176	17,711
Research and development	26,513	11,240	13,290
General and administrative	293,168	31,623	29,492
Transaction expenses	12,886	672	1,005

Total operating expense	359,859	56,711	61,498

Loss from operations	(573,292)	(21,038)	(36,189)

Interest expense, net	(3,331)	(7,874)	(6,840)
Loss on disposal of assets	(46)	(8)	(7)
Gain (loss) on fair value remeasurement of contingent consideration	(19,405)	271	—
Change in fair value of derivative warrant liabilities	(11,412)	—	—
Gain (loss) on foreign currency	3,032	114	(2,537)

Total other income (expenses)	(31,162)	(7,497)	(9,384)

Loss before income taxes	(604,454)	(28,535)	(45,573)

Income tax benefit (expense)	11,701	(1,813)	5,366

Net loss	$(592,753)	$(30,348)	$(40,207)

Preference share accretion	(11,327)	(31,870)	(28,322)

Net loss attributable to common stockholders	$(604,080)	$(62,218)	$(68,529)

Loss per share attributable to common stockholders:
Basic and diluted	$(4.00)	$(0.89)	$(1.00)
Weighted average common shares outstanding:
Basic and diluted	150,912,333	70,040,242	68,414,830
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
Restatement of Previously Issued Financial Statements
Background of the Restatement
During preparation of financial information related to the quarter ended September 30, 2022, and based on discussions with the U.S. Securities and Exchange Commission, the Company determined there were errors in the calculation of net loss attributable to common stockholders and loss per share for periods prior to the closing of the Company’s merger with dMY Technology Group, Inc. II and other parties on April 20, 2021 (the “Merger”, see Note 2 -

Reverse Capitalization

to the financial statements contained herein for a description of the Merger). On November 7, 2022, the Board of Directors of the Company, based on the recommendation of, and after consultation with, the Company’s management, audit committee, and the Company’s independent auditors, concluded that the Company’s previously issued audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the unaudited condensed consolidated financial statements for interim periods ending March 31, 2021 and 2020, June 30, 2020, September 30, 2020 and 2019 (collectively, the “Affected Financial Statements”) should no longer be relied upon. Similarly, related press releases, shareholder communications, investor presentations or other communications describing relevant portions of the Affected Financial Statements should no longer be relied upon.

GENIUS SPORTS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Specially, the error was due to the omission of the accretion amount for preference shares each period in the calculation of net loss attributable to common stockholders and loss per share prior to the closing of the Merger. Although the Company had provided disclosure around the rights and terms of preference shares, including preference shareholders’ rights to cumulative dividends, in other sections of the financial statements, the preference share accretion should have been reflected as an increase in net loss attributable to common stockholders.
The financial statements for the year ended December 31, 2021, were not materially affected by this error because the preference shares were fully redeemed as part of the Merger and there is no further impact of the preference shares following the Merger.
The correction of this error did not have any impact on the Company’s historical revenues, operating expenses or total net loss. Further, there is no effect on any balance sheet accounts, the Company’s liquidity, or cash flows set forth in the Affected Financial Statements. The correction of this error was solely limited to the net loss attributable to common stockholders and loss per share amounts.
Effects of the Restatement
The following tables summarize the effect of the restatement on the affected line items within our previously reported audited consolidated statements of operations for the fiscal years indicated (amounts in thousands, except per share data):

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
As Reported
Preference share accretion	$—	$—
Net loss attributable to common stockholders – basic and diluted	$(30,348)	$(40,207)
Loss per share attributable to common stockholders – basic and diluted	$(0.43)	$(0.59)
Adjustment
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(31,870)	$(28,322)
Loss per share attributable to common stockholders – basic and diluted	$(0.46)	$(0.41)
As Restated
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(62,218)	$(68,529)
Loss per share attributable to common stockholders – basic and diluted	$(0.89)	$(1.00)
The following tables set forth the effects of the restatement on the affected line items within our previously reported unaudited condensed consolidated statements of operations for the interim periods indicated (amounts in thousands, except per share data):

	Three Months Ended	Three Months Ended	Nine Months Ended	Three Months Ended	Six Months Ended	Three Months Ended	Nine Months Ended
	March 31,	September 30,	September 30,	June 30,	June 30,	March 31,	September 30,
	2021	2020	2020	2020	2020	2020	2019
As Reported
Preference share accretion	$—	$—	$—	$—	$—	$—	$—
Net loss attributable to common stockholders – basic and diluted	$(5,322)	$(1,813)	$(16,843)	$(7,486)	$(15,030)	$(7,544)	$(30,425)
Loss per share attributable to common stockholders - basic and diluted	$(0.08)	$(0.03)	$(0.24)	$(0.11)	$(0.21)	$(4.03)	$(16.74)
Adjustment
Preference share accretion	$(9,261)	$(8,061)	$(23,620)	$(7,662)	$(15,559)	$(7,897)	$(21,023)
Net loss attributable to common stockholders – basic and diluted	$(9,261)	$(8,061)	$(23,620)	$(7,662)	$(15,559)	$(7,897)	$(21,023)
Loss per share attributable to common stockholders - basic and diluted	$(0.13)	$(0.11)	$(0.34)	$(0.11)	$(0.23)	$(4.21)	$(11.57)
As Restated
Preference share accretion	$(9,261)	$(8,061)	$(23,620)	$(7,662)	$(15,559)	$(7,897)	$(21,023)
Net loss attributable to common stockholders – basic and diluted	$(14,583)	$(9,874)	$(40,463)	$(15,148)	$(30,589)	$(15,441)	$(51,448)
Loss per share attributable to common stockholders - basic and diluted	$(0.21)	$(0.14)	$(0.58)	$(0.22)	$(0.44)	$(8.24)	$(28.31)

GENIUS SPORTS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revision for immaterial effect on other periods
Although the error is not material for the year ended December 31, 2021 because the preference shares were fully redeemed in connection with the Merger, the Company has revised the affected line items within our previously reported audited consolidated statements of operations for consistency purposes as follows (amounts in thousands, except per share data):

Year Ended
December 31,
2021
As Reported
Preference share accretion	$—
Net loss attributable to common stockholders – basic and diluted	$(592,753)
Loss per share attributable to common stockholders - basic and diluted	$(3.93)
Adjustment
Preference share accretion	$(11,327)
Net loss attributable to common stockholders – basic and diluted	$(11,327)
Loss per share attributable to common stockholders - basic and diluted	$(0.07)
As Revised
Preference share accretion	$(11,327)
Net loss attributable to common stockholders – basic and diluted	$(604,080)
Loss per share attributable to common stockholders - basic and diluted	$(4.00)
The table below presents the impacts of the revision on the affected line items within our previously reported unaudited condensed consolidated statements of operations for the interim periods indicated (amounts in thousands, except per share data):

	Nine Months Ended	Three Months Ended	Six Months Ended
	September 30,	June 30,	June 30,
	2021	2021	2021
As Reported
Preference share accretion	$—	$—	$—
Net loss attributable to common stockholders – basic and diluted	$(539,463)	$(464,164)	$(469,486)
Loss per share attributable to common stockholders - basic and diluted	$(3.94)	$(3.08)	$(4.24)
Adjustment
Preference share accretion	$(11,327)	$(2,066)	$(11,327)
Net loss attributable to common stockholders – basic and diluted	$(11,327)	$(2,066)	$(11,327)
Loss per share attributable to common stockholders - basic and diluted	$(0.08)	$(0.01)	$(0.10)
As Revised
Preference share accretion	$(11,327)	$(2,066)	$(11,327)
Net loss attributable to common stockholders – basic and diluted	$(550,790)	$(466,230)	$(480,813)
Loss per share attributable to common stockholders - basic and diluted	$(4.02)	$(3.09)	$(4.34)
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

F-
9

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

F-
10

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

F-
11

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

F-1
2

GENIUS SPORTS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

F-1
3

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

F-1
4

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

F-1
5

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

F-1
6

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

F-1
7

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

F-1
8

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

F-1
9

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

F-
20

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

F-
21

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

F-2
2

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

F-2
3

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

F-2
4

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

F-2
5

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

F-2
6

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
For periods prior to the Merger, the net loss attributable to common stockholders is reduced by the preference shares accretion amount of the period, representing the accrued preference dividend at a rate per annum equal to 10% of the original issue price that the preference shareholders were entitled to prior to the Merger. All the preference shares were redeemed as part of the Merger. See
Note 2
–
Reverse Capitalization
.
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
The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2021, 2020 and 2019 is as follows (in thousands except share and per share data):

	Year ended December 31,
	2021	2020	2019
	(As Revised)	(As Restated)	(As Restated)

Net loss	$(592,753)	$(30,348)	$(40,207)
Preference share accretion	(11,327)	(31,870)	(28,322)

Net loss attributable to common stockholders – basic and diluted	(604,080)	(62,218)	(68,529)
Basic and diluted weighted average common stock outstanding	150,912,333	70,040,242	68,414,830

Loss per share attributable to common stockholders – basic and diluted	$(4.00)	$(0.89)	$(1.00)

F-2
7

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

F-
2
8

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

F-2
9

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

F-
30

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

F-
31

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

F-3
2

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

F-3
3

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

F-3
4

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

F-3
5

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

F-3
6