Form 20-F
period 2022-12-31
Genius Sports Ltd
filed 2023-03-30
CIK 1834489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission File Number:
001-40352

Genius Sports Limited
(Exact name of Registrant as specified in its charter)

Not applicable	State of Guernsey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the
Act
: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, the issuer had 205,837,194 outstanding ordinary shares, 18,500,000 outstanding B shares stapled to the NFL warrants, 15,500,000 outstanding NFL warrants exercisable within 60 days, and 7,668,280 public warrants exercisable within 60 days.
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
Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“TopCo”), MidCo, Genius, Merger Sub and dMY Sponsor II, LLC (“Sponsor”), a copy of which is filed as Exhibit 4.1 to this Report, and as may be amended from time to time.

“Company” or “Genius” means Genius Sports Limited.

“Continental” means Continental Stock Transfer & Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Genius Board” means the board of directors of Genius.

“Genius Governing Documents” means the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of Genius.

“Genius ordinary shares” means the ordinary shares of Genius, par value $0.01.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“Listing” means the Business Combination and the Company’s listing on the NYSE on April 21, 2021.

“Merger Sub” means Genius Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Genius.

“MidCo” means Maven Midco Limited, a private limited company incorporated under the laws of England and Wales.

“NewCo” means Galileo NewCo Limited, a company incorporated under the laws of Guernsey, and its subsidiaries when the context requires, that changed its name to Genius Sports Limited in connection with the Listing.

“NYSE” means the New York Stock Exchange.

“private placement warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of the dMY’s initial public offering (the “dMY IPO”), with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share.

“public warrants” means the 9,200,000 redeemable warrants sold as part of the units in the dMY IPO.

“Sarbanes-Oxley Act” means Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“warrants” means the private placement warrants and public warrants.

iii

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

These risks include, among others, the following:

•

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by political and social conditions, wars or terrorist activity, severe weather events and other natural disasters, climate related disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict and tensions between the US and China. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.

•

General economic downturn, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects, such as through a reduction in betting operators’ investment in marketing expenditure and lower consumer discretionary income. We have a history of losses and may not be able to achieve or sustain profitability in the future.

•

We may not be able to offset higher costs associated with persistently elevated levels of inflation and other general cost increases such as higher interest rates. Persistently elevated interest rates could risk capital markets re-pricing valuation multiples of our traded shares and could also make it more difficult for us to obtain corporate credit in the future at reasonable cost.

•	Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations and financial position.

•

Health epidemics or pandemics, such as COVID-19, severe weather events, and other natural and climate related disasters can adversely affect employee attendance, consumer spending, consumer engagement in sports and entertainment, reduce the number of live sporting events, and affect the seasonality of the sporting calendar through rescheduled games, all of which can affect our financial results, business operations, and prospects.

•	Regulatory authorities failing to legalise sports betting, or at a rate slower than anticipated, could affect our financial results, business operations, and prospects.

•

Changes in gambling regulations, both in mature and emerging markets could adversely affect our financial results, business operations, and prospects. This could include introduction of mandatory gambling supplier regimes resulting in additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on betting markets or types of betting including in play, player affordability limits, and player incentives controls.

•

The international scope of our operations may expose us to increased risk and compliance obligations, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

•

We rely on relationships with sports organizations with which we partner or may enter partnerships, and from which we do or may acquire rights including (inter alia) data and streaming rights. Loss of existing relationships with these sports organizations, failure to win future tenders for new and/or existing rights packages, an inability by us to meet the cost of rising rights acquisition fees, overreliance on existing relationships, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations and prospects.

•

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects, and could lead to reputational loss with our rightsholder partners and potential legal implications if we are unable to protect and monetize their intellectual property.

•

We may face claims for intellectual property infringement, which could subject us to unanticipated legal and advisory fees, monetary damages, or limit us in using some of our technologies or providing certain solutions.

•

Issues related to the U.K.’s status of being outside the European Union and/or its potential re-entry into the European Union may have a negative effect on global economic conditions, financial markets and our business in years to come.

•	We operate in a competitive market, and we may lose customers and relationships to both existing and future competitors.

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

•

We may be subject to future litigation and investigations in various jurisdictions and with various plaintiffs in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.

•

We rely on information technology and other services, systems and platforms, including our data centers, Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

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

•	It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the U.S., or to assert U.S. securities law claims outside of the U.S.

•

As a company incorporated in the States of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may, and in some cases do, afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

•

We previously identified a material weakness in our internal control over Fiscal Year 2021 financial reporting, which we subsequently restated and filed in a 20-F/A with the SEC on November 10, 2022. We may face potential for litigation or other disputes arising from the material weakness, but as of the date of this report we are unaware of any such litigation or dispute. We can provide no assurance that any such litigation or dispute will arise in the future, and if any such litigation or dispute (whether successful or not), will have a material adverse effect on our business, results of operations, and financial conditions.

•	Proposed new employment laws in the U.S. banning and restricting employee non-competes threaten our ability to protect our intellectual property and trade secrets in the U.S.

Risks Related to Genius Sports Group’s Business Macroeconomic and Geopolitical Risks

Health epidemics or pandemics, such as COVID-19, can adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of live sporting events or its seasonality, all of which can affect our financial results, our business operations and prospects.

The outbreak of COVID-19 negatively affected economic conditions regionally as well as globally, and caused a reduction in consumer spending, and could continue to have an unpredictable impact on consumer spending and the operation of leisure and sporting events. Effects of the virus have included business closures, travel restrictions and restrictions on public gatherings and events, and affected employee availability due to illness. Governments around the world, including governments in Europe and state and local governments in the U.S., restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. Governmental authorities imposed various measures, including social distancing, quarantine and stay-at-home or “shelter-in-place” directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings. Whilst such restrictions have been lifted in most countries, we are unable to accurately predict the long-term impact of governmental measures introduced in response to COVID-19, and there is the risk that future pandemics could have similar ramifications on our business. In the aftermath of COVID-19, fiscal stimulus introduced during the pandemic contributed to global inflationary pressures, which in turn triggered governmental responses by introducing new monetary policy and raising interest rates. If inflation proves to be structurally sticky and more than transitory, then governmental policy changes such as protracted periods of high interest rates could have an adverse impact on our financial conditions.

The direct impact on our business and the business of our customers, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of our and our customers’ offices and business establishments, has been primarily through the suspension, postponement and cancellation of sporting events. The suspension, postponement and cancellation of sporting events affected by COVID-19 reduced the volume of sporting events, particularly within venue, on which we could collect data and had an adverse impact on our revenue and the revenue of our customers and sports organizations.

Additionally, as a result of the cancellation of major and professional sporting events, bookmakers increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations. Although many sports seasons and sporting events have recommenced, the rapid development and fluidity of a global health or related crisis precludes our ability to accurately predict the ultimate impact, which could pose a material uncertainty and risk with respect to us, our performance, and our financial results. The revenue of our customers and sports organizations and our revenue continues to depend on sports events taking place, and our revenue may be impacted by the cancellation or postponements in the wake of other future health or related crisis. Any significant or prolonged decrease in sporting events and in consumer spending on entertainment or leisure activities could adversely affect the demand for offerings of our customers and sports organizations and, in turn, our offerings, reducing our cash flows and revenues, and thereby materially harm our business, financial condition, results of operations and prospects.

If a large number of our employees and/or a subset of our key employees and executives are impacted by COVID-19 or health-related crisis, our ability to continue to operate effectively may be negatively impacted. We have taken precautionary measures intended to help minimize the disruption cause by such crisis to our staff and operations, however it may impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition.

Economic downturn, persistently elevated levels of inflation and interest rates, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects, such as through a reduction in betting operators’ investment in marketing expenditure and lower consumer discretionary income. We have a history of losses and may not be able to achieve or sustain profitability in the future.

Our business and the businesses of our customers and sports organizations are particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including sporting events, sports betting and online gaming, can be affected by economic headwinds and changes in consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, high inflation, or the perception by consumers of weak or weakening economic conditions, may reduce consumers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sporting events, sports betting and online gaming.

We rely on relationships with sports organizations with which we partner or may enter partnerships, and from which we do or may acquire properties including (inter alia) data and streaming rights. Loss of existing relationships with these sports organizations, failure to win future tenders for new and/or existing rights packages, an inability or unwillingness by us to meet the cost of rising rights acquisition fees, overreliance on existing relationships or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on relationships with sports organizations with which we do and may enter partnerships, and from which we do and may acquire properties including (inter alia) the right to collect and commercialize data and streams on those organizations’ events. A substantial portion of our offerings and services use sports properties acquired under rights granted by sports organizations including (inter alia) sports data and streaming rights. The future success of our business may depend, in part, on our ability to obtain, retain and expand relationships with sports organizations. We have arrangements with sports organizations for properties including (inter alia) sports data and streaming rights, including, in certain cases, exclusive rights for those properties. Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or fail to win future tenders for new or and/or existing rights packages, or we are unwilling or unable to meet the cost of rising rights acquisition fees, are over reliant on existing relationships or cannot renew and expand existing arrangements, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights. In these instances, our rights may be devalued and litigation to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

Our exclusivity arrangements with certain sports organizations are subject to short and medium term contracts, which may not be renewed on favorable terms or at all. Additionally, there is the risk that in the future a court of competent jurisdiction might challenge our exclusive arrangements with sports organizations as being in violation of competition laws. The loss of such exclusive arrangements with one or more sports organizations, whether due to a judicial judgment, order or settlement, or otherwise, including as a result of the expiration or termination of our exclusivity arrangements, may cause loss of competitive advantage and could materially adversely affect our financial condition and business operation.

Climate change may have a long-term adverse impact on our business.

The long-term effects of climate change on the global economy are unclear, though we recognize that there are inherent climate-related risks wherever business is conducted. Increased frequency and severity of climate-related events, including, but not limited to, the increasing frequency of extreme weather events and their impacts on critical infrastructure globally, have the potential to disrupt our business, our third-party suppliers, partners, and/or the business of our customers.

Furthermore, the effects of climate change may negatively impact regional and local activity, which could lead to an adverse effect on our customers and partners, such as the cancellation or postponement of sporting events, resulting in an adverse impact on our financial condition and operations.

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of Genius, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or Genius, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of match fixing, or by our employees or contracted statisticians collecting data, streaming or other properties on behalf of Genius or third parties. Operational errors, whether by us or our competitors, could also harm the reputation of Genius or the sports data, streaming, sports betting, online gaming and sports marketing industries. Damage to reputation and credibility could have a material adverse impact on our business, financial condition and results of operations.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brand is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services, and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high- quality, reliable and cost-effective products and services, the perceived value of our products and services, and our ability to provide quality customer success and support experience. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brand. The promotion of our brand, however, may not generate customer awareness or increase revenue, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

The gambling industry which we supply can attract negative publicity linked to various perceived issues including (without limitation) social harm. Our links to this industry and the related criticisms (and subsequent additional legislative or regulatory controls) levelled at it could adversely affect our business, reputation or brand.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees either personally or to communicate about our business may give rise to liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.

We may not be able to offset higher costs associated with inflation and other general cost increases.

We are subject to inflationary and other general cost increases, including with regard to our rights acquisition costs, labor costs, selling and marketing costs, communications costs, travel costs, software development costs, professional fees and other costs. General economic conditions may result in higher inflation, which may increase our exposure to higher costs. If we are unable to offset these persistently elevated cost increases by price increases, growth, and/or cost reductions in our operations, these inflationary and other general cost increases could have a material adverse effect on our operating cash flows, profitability, and liquidity.

We operate in a competitive market, and we may lose customers and relationships to both existing and future competitors.

The markets for sports properties including (inter alia) data, streaming and other sports technology services and solutions and marketing services are competitive and rapidly changing. The sports media industry is particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of rising interest rates, persistently elevated levels of inflation, and heightened risk of recession, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater brand recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on data scouts to attend events to collect data. If our competitors develop technology before we do, whether through artificial intelligence or otherwise, that makes scouts obsolete, our business could be materially harmed, and our profitability would be reduced. Further, if competitors gain access to faster visual feeds from stadiums, our exclusive in-stadium rights would have reduced value and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could decline. Increased competition for exclusive and non-exclusive partnerships could result in lower revenues and higher expenses (in part contributed to by significant rights fee increases that the sports organizations are able to charge in the face of increased competition for rights), which would reduce our profitability.

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

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to products and services, as well as integrating and coordinating current products and services, imposes burdens on our product development team, management and researchers. These processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. In addition, successfully launching and selling a new or upgraded product or service puts additional strain on our sales and marketing resources. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of new or upgraded products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded product or service, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we may be unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

If we are unable to develop new or upgraded products or services or decide to combine, shift focus from, or phase out a product or service, then our customers may choose a competitive product or service over ours and our revenues may decline, and our profitability may be reduced. If we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our customers fail to accept these new or combined and coordinating services, then there could be a material adverse effect on our results of operations due to a decrease of our revenues and a reduction of our profitability. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

If we lose any official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data, streams or other properties and our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations.

Further, increased competition for skilled staff in locations where we are based could have a material adverse effect on our business operations. Our service provisions and operations require that we recruit, retain and develop personnel from diverse backgrounds across a wide range of expertise areas and geographies. In order to maintain and grow in a competitive market, we require significant intellectual capital in the fields of technology, gaming, customer service and key management functions across various jurisdictions. Failure to retain key positions could result in increased recruitment costs for senior management positions and across competitive markets. If we cannot retain, attract and develop our intellectual capital we may see a decrease in our service provision, data collection, technological development, corporate functionality and operations which could cause slower growth or a loss of customers to competitors, resulting in lost revenues and long-term prospects.

Our success depends on our continued improvements to provide products and services that are attractive to our customers. As a result, we must continually invest resources in product development, retention of human capital and successfully incorporate and develop new technology.

We must use all efforts to retain and acquire key sports data, streaming and other properties and to protect and enforce our rights. If we are unable to do so or otherwise unable to provide products and services that customers want, then customers may become dissatisfied and use our competitors’ services. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our existing customers, which could harm our business, results of operations and financial condition.

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

In addition, our customers’ losses in the betting market may adversely affect our revenue if we are participating in a revenue sharing arrangement with that customer.

We have historically achieved growth organically, but have supplemented such growth via strategic acquisitions of key targets. We may undertake acquisitions or divestitures in the future, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations. Our business may suffer if we are unable to successfully integrate acquired businesses into Genius or otherwise manage the growth associated with such acquisitions.

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

In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

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

•

bringing new businesses into compliance with various laws and regulations, including but not limited to Sarbanes Oxley Section 404, and implementing adequate financial, risk and compliance controls to ensure appropriate financial reporting;

•	failure to fully integrate new business into our operations and difficulty in utilizing personnel and technology effectively;

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

Further, the Federal Trade Commission has recently proposed new rules that would ban employers from imposing non-compete clauses in U.S. employment agreements. If such rules are implemented, our profitability could be harmed if we are unable to enforce these rights on employees of acquired companies and such employees leave to work for our competitors.

Our operations are subject to seasonal fluctuations that may impact our cash flows.

Although the sporting calendar is year round, there is seasonality in sporting events that may impact our operations and operations of our customers and sports organizations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause peaks and troughs in our revenues and revenues of our customers and such sports organizations. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events and races. Such fluctuations and uncertainties may negatively impact our cash flows.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products and services or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments of damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.

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

Our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, which may adversely affect our business and financial condition and the business and financial condition of our customers, suppliers and vendors. There appears to be an increasing risk of a recession due to international trade and monetary policy, and other changes. If the national and international economic recovery slows or stalls, these economies experience another recession or any of the relevant regional or local economies suffers a downturn, we and our customers, suppliers and vendors may experience a material adverse effect on our and their business, financial condition, results of operations and prospects.

Further, our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to geopolitical conditions, including trade disputes, protectionism, and direct or indirect acts of war or terrorism. For example, we operate an office in Zaporizhzhia, Ukraine and have operations and revenue generating business within Ukraine and, prior to the invasion, revenue from Russia. Geopolitical tensions with the ongoing conflict between Russia and Ukraine may adversely affect our operations involving Ukraine, Russia and other countries involved in the conflict and present safety risks to our office and staff in Zaporizhzhia. Due to the conflict, we have ceased all commercial operations in Russia and Belarus until further notice. Further, certain countries or organizations have implemented actions and may implement further actions in relation to the conflict, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain government, government-related, or other entities or individuals, which along with any retaliatory measures, could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. Although we generated less than 1% of our revenues in Russia, Belarus and Ukraine for the year ended December 31, 2022, the ongoing conflict between Russian and Ukraine, uncertainty and disruption in the global economy and financial markets due to such conflict, and further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business or have offices, which could adversely affect our business and/or our customers, suppliers and vendors in the broader region.

Continued geopolitical tensions between China and US could also have unforeseen adverse ramifications on our financial conditions, operations, and prospects. For example, we have subsidiaries in both China and US, and an escalation in trade hostilities and retaliatory actions could curtail our operations and increase our compliance costs.

Risks Related to Legal Matters and Regulations

We and our customers, partners and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation, and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or introduction of rapidly evolving regulatory compliance requirements such as international sanctions and export controls imposed upon Russia and related persons, or the regulatory climate and requirements applicable to our or our customers’ and suppliers’ products and services, or changes in tax rules and regulations or interpretation thereof related to our or our customers’ and suppliers’ products and services, could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We and our customers, partners and suppliers are generally subject to laws and regulations relating to sports, sports betting, online gaming, marketing, and advertising in the jurisdictions in which we and they conduct our and their businesses. In some circumstances, we are subject to laws and regulations of those jurisdictions in which we and they offer services, or how those services are made available. We are also subject to general laws and regulations that apply to all e-commerce and online businesses as well as all publicly listed businesses, such as those related to privacy and personal information, tax, anti-money laundering, anti-bribery, advertising, competition, insider information and disclosures, and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, and changes in legislative or governmental priorities, may have a material impact on our operations and financial results. If a customer that is using our services is in breach of a law or regulation in any jurisdiction, there is a risk we could become involved in any subsequent legal or regulatory action. This may have adverse legal or regulatory implications for our business and may also have an adverse effect on our reputation.

In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to adopt sports betting or online gaming in their jurisdictions. In some jurisdictions, additional requirements and restrictions may continue to develop. Changes in gambling regulations, in both mature and emerging markets could adversely affect our financial results, business operations, and prospects. This could include the introduction of new licensing requirements for B2B suppliers to the gambling market in certain jurisdictions, and the imposition of additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on betting markets or types of betting including in-play betting, player affordability limits, and player incentives controls. For example, the Committees of Advertising Practice in the U.K. recommended new rules which ban sports betting advertisements if they are likely to appeal to minors, which have now recently come into force, evidencing a trend across many regulated markets for a greater focus on monitoring and assessing the impact of gambling advertisements and often an increasingly restrictive approach to gambling advertising more generally.

Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have a legal framework governing the rights in the data we collect. For example, in 2022 a new government was installed in Colombia where we have an office and significant operations. Any enactment of laws in these jurisdictions might require a change in how we conduct business in such jurisdictions.

Further, continued innovation in our technology and services will require Genius to continuously review and monitor its compliance with new and existing laws, which may affect our legal costs and business operations and/or impact the ability to roll out certain products and services in some or all markets.

As of 31 December 2022, we have licenses in 24 states and are permitted to provide services in a total of 27 states in North America. that have adopted legislation permitting online sports betting. We also have a further 12 tribal licenses in the U.S., 2 licenses in Romania, and 2 licenses in UK. However, we offer our services to customers in many more countries, but do not always have visibility of where our customers use our products and services to offer their services to their customers. Any of our licenses could be voluntarily surrendered, revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions.

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

To expand into new jurisdictions, we may need to be licensed and obtain approvals for our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions, or such jurisdictions never regulating sports betting or at a much slower pace than anticipated, can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

We can not assure that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our and our customers’ businesses, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our customers to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

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

Notwithstanding Brexit, largely identical requirements apply under the equivalent legislation in the U.K. (the “U.K. GDPR”). We have executed (other than for transfer to the U.S.) intracompany Standard Contractual Clauses (“SCCs”) which are currently in compliance with the GDPR to allow for the transfer of personal data from the EU to other jurisdictions and continue to execute SCCs with respect to newly acquired contracts. With regard to U.S. transfers, we previously relied on the EU-U.S. Privacy Shield in the U.S. while valid to do so. However, given that SCCs and, in the U.K., the International Data Transfers Agreement (“IDTA”), still remain a valid mechanism for personal data transfers to the U.S., the Company is in the process of implementing SCCs and IDTAs for such U.S. transfers (while following guidance and directions from the U.K.’s Information Commissioner (the “ICO”) and equivalent EU regulators to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs and the IDTA can be complied with in practice).

Data security and data protection laws and regulations are continuously evolving. There are currently a number of legal challenges to the validity of EU, U.K. and Swiss mechanisms for adequate data transfers such as the SCCs, and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts. Brexit also requires the Company to take additional steps to ensure that data flows from EU members states to the U.K and with respect to the selection of a supervisory authority in an EU member state despite our operational head office location in the U.K. Additionally, we are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the user to their data being transmitted outside of Colombia.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU/U.K., marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before the end of 2023. On June 20, 2020, the ICO published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding” (i.e., in-play betting), and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies are noted and marked for formal regulatory action in December 2020.

In January 2021, the ICO confirmed the resumption of its paused investigation into the Advertising Technology industry, and such an investigation may involve the Company. Additionally, other EU regulators are reviewing digital advertising and, in some cases, such as with Belgium, the regulator has ruled that measures such as the Transparency & Consent Framework is insufficient to protect the privacy of end users. Should regulators take a stricter view on the impact of advertising technology on privacy rights, or if we are involved in an investigation, we are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations or to represent our interests in regulatory discussions. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, that our risk mitigation controls fail to identify and/or prevent this and our business suffers adverse legal and reputational effects as a result.

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

In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending SCCs where required and considering suppliers that limit their data processing activities to ensure processing occurs in Europe at all times, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer and will be at risk of enforcement actions taken by an EU/U.K./Swiss data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business.

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

The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves, or provide advertising services on behalf of customers, to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain EU regulators have issued guidance (including U.K. and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies. We may need to make changes to our cookies notice or require additional resources to meet these compliance requirements.

In addition, California has enacted the California Consumer Privacy Act, or CCPA and the California Privacy Rights Act, or CPRA, which became effective on January 1, 2020. The CCPA and CPRA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. Further, although the California Attorney General has issued implementing regulations in connection with the CCPA, it remains unclear how it will be interpreted and enforced. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA, the SHIELD Act, and data privacy regulations in other US jurisdictions, including states where regulations are coming into force, are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Although we have appointed a Data Protection Officer as defined in the GDPR, analyzed certain risks associated with our data processing activities, provided employee training, implemented certain policies and procedures, and continue to review and improve such policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to €20,000,000 or up to 4% of total worldwide annual turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data.

In 2021, a group of U.K. football players issued a data subject access request under the GDPR (dubbed “Project Red Card”) to various participants in the sports data and sports betting industries, including the Company, but thus far it has not developed further into litigation. Should it develop into litigation it could significantly alter the way we collect and use sports data relating to players, sports staff and referees and could materially affect the sports data industry as whole.

We may face claims for data rights infringement, which could subject us to monetary damages.

Although we have generally adopted measures to avoid potential infringement of third-party data, streaming, or other properties (“Third Party Property”) in the course of our operations, ownership of certain Third Party Property is not always clear in certain jurisdictions we may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should we face claims relating to us using unlawful sources of Third Party Property, or should we inadvertently infringe on another company’s Third Party Property, or breach any contractual obligations when collecting such Third Party Property in any jurisdiction, we could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We may be subject to future litigation or investigations in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our and our customers’ operations and financial results. Governmental authorities could view us, or our customers as, having violated applicable laws or regulations, despite our or their efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our customers or other business partners, while diverting the attention of key executives, which could have a material adverse effect on our and our customers’ businesses, financial condition, results of operations and prospects, as well as impact our and our customers’ reputation.

We have been party to litigation (see Item 4.B), and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve competition and anti-trust, anti-money laundering, Office of Foreign Assets Control (“OFAC”), gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. We have in the past employed third party contractors that may operate in countries under U.S. sanctions and, as a result, have been and may continue to be subject to legal proceedings regarding compliance with U.S. sanctions laws. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if Project Red Card or a similar action, develops into a legal claim, it could significantly alter the way we collect and use personal data, and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgements could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third party infringement, which may force us to alter our business strategy and have an adverse effect on our business.

Litigation between third parties may also result in changes in (or interpretation of) law that materially adversely impact our existing business and strategy.

Our failure to comply with the anti-corruption, anti-bribery, anti-money laundering and similar laws of the U.K., U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

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

We rely on database, trademark, trade secret, confidentiality and other intellectual property protection and enforcement laws to protect our rights. In certain foreign jurisdictions and in the U.S., we have filed applications to protect aspects of our intellectual property; we currently hold several trademarks, patents, and domain names in multiple jurisdictions and in the future we may protect additional patents, trademarks and domain names, which could require significant cash expenditures.

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

Further, third parties may knowingly or unknowingly infringe our proprietary and intellectual property rights (including by purposefully breaching our exclusive contractual arrangements with third parties, for example, by entering stadiums without the owners’ consent to collect data at events where we hold exclusive data collection rights) or challenge proprietary and intellectual property rights held by us. We currently hold patents for some but not all of our technology, products and services, which means some of our technology, products and services are susceptible to copying. The fact that we currently do not hold patents for some of our technology, products and services also means third parties may claim patent rights over some of our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved or we may not be able to overcome a third party opposition. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business.

Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform, products and services have proper third-party authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. We cannot be certain that our current uses of data and other materials from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property or other legal claims in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such claims, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third- party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of our services and product offerings and to user satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services.

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

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including certain confidential information, which may subject us to fines or higher transaction fees or limit or terminate our access to such confidential information. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to, or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. These risks may increase over time as our user number increases and the complexity and number of technical systems and applications we use and employees we have also increases. Breaches of our security measures or those of our third- party service providers or cybersecurity incidents have resulted in and may in the future result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware, ransomware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities.

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

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $181.6 million, $592.8 million, and $30.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $939.0 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. Our operating expenses may increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

We cannot assure you that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also may incur significant additional legal, accounting, and other expenses as a newly public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

If we are unable to increase our revenues or our costs are higher than expected, our profitability may decline, and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs, occupancy costs and sports rights costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. Further, we expect our fixed costs to increase in future periods, due to recent acquisitions and inflation in the cost of data and streaming rights, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, improving our technology infrastructure, research and development, including investments in our research and development team and the development of new features, services and products. Also, we may not generate sufficient revenue to offset our costs, including the cost of maintaining and growing our business and the fixed costs associated with our data licenses and rights. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition amongst sports data providers for data collection rights granted by sports organizations could lead to an increase in the cost of those properties, which we may be unable to pass on to our customers. Such competition may also mean we lose access to data on certain events if a third party data provider is granted exclusivity over data on that event. If costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced, and our results of operations and financial position will be adversely affected.

Additionally, historic growth rates may not be reflective of future growth, we may not be able to sustain our revenue growth rates, and our percentage revenue growth rates may decline as our revenues increase due to base effect. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, adversely affecting our operating results. Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the U.K. and the U.S. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

We may require additional capital to support our growth plans, including in connection with the acquisition of additional data rights, and such capital may not be available on reasonable terms or at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which could be costly if interest rates remain persistently elevated. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

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

We have significant business operations in Europe, and our headquarters is in the U.K. where “Brexit” has occurred in 2021. Although we generated only approximately 7% of our revenues in the U.K. for the year ended December 31, 2022, Brexit-related developments and the potential consequences of them have had and may continue to have a material adverse effect upon global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. The position regarding UK and EU database rights has now been clarified following Brexit and there will be separate UK and EU database rights protection in the UK and the EU. However, certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Adapting to a new set of laws and regulations, including but not limited to data protection and intellectual property laws, could increase costs, risk of litigation, and other adverse consequences. Lack of clarity about other future U.K. laws and regulations as the U.K. determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, depress economic activity, restrict our access to capital, impair our ability to attract and retain qualified personnel, and have other adverse consequences. If the U.K. and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the U.K. and other European Union member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on our and our customers’, suppliers’ and vendors’ business, financial condition, results of operations and prospects.

The market price of Genius ordinary shares has declined from their listing date. The market values of Genius ordinary shares in the future may vary significantly from the date of this Report or the time you purchased them. The trading market for Genius ordinary shares may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us, or provide favourable coverage. If one or more analysts downgrade our ordinary shares, or change their opinion of our ordinary shares, our share price may decline. In addition, if one or more analysts cease coverage or fail to regularly publish reports on us, our share price or trading volume may decline.

In addition, fluctuations in the price of Genius ordinary shares could contribute to the loss of all or part of your investment. Prior to April 20, 2021, there had not been a public market for Genius ordinary shares. Accordingly, the valuation ascribed to Genius may not be indicative of the price that will prevail in the trading at any given time. If an active market for Genius’s securities continues, the trading price of Genius ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Genius’s control. Any of the factors listed below could have a material adverse effect on your investment in Genius ordinary shares, and Genius ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Genius ordinary shares may not recover and may experience a further decline.

Factors affecting the trading price of Genius ordinary shares may include:

•	actual or anticipated fluctuations in Genius’s quarterly financial results or the quarterly financial results of companies perceived to be similar to Genius;

•	changes in the market’s expectations about Genius’s operating results;

•	changes in the market’s valuation multiple ascribed to Genius and its industry;

•	Genius’s high beta as a growth, technology, and gaming business, which increases its sensitivity to fluctuations in market risk sentiment;

•	block trades, dark pools, and other non-publicly traded exchanges;

•	success of competitors;

•	Genius’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Genius or the industries in which Genius operates in general;

•	operating and share price performance of other companies that investors deem comparable to Genius;

•	Genius’s ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting Genius’s business;

•	concerns over customers business or the wider consumer market for sportsbooks;

•	commencement of, or involvement in, litigation involving Genius;

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

•	changes in significant shareholding;

•	the volume of Genius ordinary shares available for public sale;

•	any major change in Genius’s management or Board of Directors;

•	social, environmental or governance factors relating to our relationship to sportsbooks or otherwise;

•	sales of substantial amounts of Genius ordinary shares by Genius’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, inflation, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Genius ordinary shares irrespective of Genius’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Genius ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Genius could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Genius ordinary shares could also adversely affect Genius’s ability to issue additional securities and its ability to obtain additional financing in the future.

Techniques employed by short sellers may drive down the market price of our ordinary shares

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short seller attacks have, in the past, driven selling of shares in other market participants.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and negative publicity. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant amounts of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, reputation, and shareholder’s equity, and the value of any of our investments could be greatly reduced or rendered worthless.

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

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the U.S. courts of civil liabilities predicated solely upon the laws of the U.S., including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the U.S., or to assert U.S. securities law claims outside of the U.S.

The majority of Genius directors and executive officers are not residents of the U.S., and the majority of Genius’s assets and the assets of these persons are located outside the U.S.. As a result, it is difficult or may be impossible for investors to effect service of process upon Genius within the U.S. or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.. Additionally, it is difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S.. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a foreign private issuer company incorporated in the State of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the States of Guernsey, and our ordinary shares are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the State of Guernsey, which is our home country, differ, and in some cases significantly differ, from NYSE corporate governance listing standards.

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

(i) have an audit committee or another independent body of the board of directors conduct a reasonable prior review and oversight of certain related party transactions that foreign private issuers are not required to disclose;

(j) disclose specifics relating to employee compensation or human capital management;

(k) comply with proxy disclosure requirements of the Exchange Act; and

(l) provide notice to shareholders if the date of the annual meeting is changed by more than 30 calendar days from the date of the previous years’ meeting as required by Schedule 14N of the Exchange Act.

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

Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that the Genius Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Genius may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Genius has in the 2021year utilized this right to issue additional shares for acquisitions and to raise capital without requiring a shareholder vote. The ability for Genius to issue additional shares could render hostile takeovers more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Genius ordinary shares.

If a U.S. Holder is treated as owning at least 10% of Genius ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Genius ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to Genius, or to any of our subsidiaries, if Genius or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the U.S. Tax Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their U.S. taxable income, as ordinary income, their pro rata share of “Subpart F income”, “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. Genius cannot provide any assurances that it will assist investors in determining whether Genius or any of its non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Genius also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in Genius. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, Genius ordinary shares.

If Genius or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If Genius or any of its subsidiaries is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) holds Genius ordinary shares certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of 2022 or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a U.S. Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2022 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius’s potential PFIC status. U.S. Holders (as defined in Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to U.S. Holders of the Genius ordinary shares.

Future resales of Genius ordinary shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-Listing holders, NFL Enterprises and PIPE Investors have been granted certain rights, pursuant to the Amended and Restated Investor Rights Agreement and Subscription Agreements, respectively, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. We have filed a registration statement on Form F-1 (the “Resale F-1”) to register such ordinary shares for resale, which was declared effective on June 1, 2021. Further, certain holders who have been issued Genius ordinary shares in connection with the FanHub Acquisition and the Second Spectrum Acquisition have certain registration rights under the respective agreements to such transactions. We have filed a registration statement on Form F-1 to register such ordinary shares for resale, which was declared effective on September 30, 2021. Pursuant to Rule 429 under the Securities Act, such ordinary shares were then registered on a Form F-3, which was declared effective on June 17, 2022. The sale or possibility of sale of these Genius ordinary shares and/or warrants could have the effect of increasing the volatility in Genius ordinary share price or putting significant downward pressure on the price of Genius ordinary shares and/or warrants.

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

Genius has, within the past year issued additional ordinary shares and other equity securities in connection with mergers, acquisitions and employee and director equity plans. Genius may do so again in the future, and intends to consider the issuance of shares for an employee and director equity plan on an annual basis. Genius may also issue additional ordinary shares in connection with, among other things, future capital raising and transactions and future acquisitions, or pursuant to agreements in connection with past acquisitions, without your approval in many circumstances.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents and if any of the following occurs: (a) a majority of our directors or management are U.S. citizens or residents, or (b) we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional time and costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers and may still be responsible for maintaining home country governance requirements in addition to domestic governance requirements.

Genius is subject to the costs and responsibilities for mandatory corporate governance, stakeholder engagement, UK Section 172 CA 2006 and climate-related reporting in accordance with its UK operations. Compliance with these obligations create the need for additional public disclosures and governance compliance requirements. These additional compliance requirements are unlikely to be released should we lose our foreign private issuer status as they are triggered by our operational footprint in the UK. Therefore, there is a risk that compliance requirements and costs in the UK and Guernsey will remain in place even if Genius was to lose its foreign private issuer status and this could negatively affect our operations or financial results. Additionally, the added disclosures may cause our business to face increased scrutiny related to these activities which would not otherwise be disclosed by a domestic issuer, including from the investment community, which could adversely affect our brand or reputation.

Genius’s operations and its corporate structure currently subject many of its subsidiaries to compliance with certain UK corporate governance, corporate compliance, and corporate reporting requirements. Individual UK compliance and reporting obligations are frequently reviewed and amended by the UK government and may result in Genius being subject to varying or additional compliance and reporting obligations or require additional disclosures in relation to entities operating both in the UK and those operating or incorporated elsewhere. Should any corporate compliance, disclosure or reporting obligations be expanded, Genius may incur costs to comply with these obligations for many of their entities within their group companies, including those outside of the UK.

Genius may not be subject to the UK Takeover Code.

Based upon Genius’s current and intended plans for its directors and management, for the purposes of UK Takeover Code, Genius anticipates that it will be considered by the UK Takeover Panel not to have its place of central management and control in the UK, the Channel Islands or the Isle of Man. Therefore, the UK Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the UK Takeover Code to apply to us.

The UK Takeover Code provides a framework within which takeovers of companies subject to it are conducted. If, at the time of a takeover offer, the UK Takeover Code applied to Genius, then this would result in certain restrictions and obligations applying, including but not limited to the following: (i) Genius’s ability to enter into deal protection arrangements in favor of a bidder would be extremely limited; (ii) Genius might not be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) all due diligence information given to one bidder or potential bidders would be required to be provided to all other bidders or bona fide potential bidders (even if less welcome). In addition, the UK Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in Genius shares that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of Genius; or

•

together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% of Genius’s voting rights but does not hold shares carrying more than 50% of such voting rights, and such person (or any person acting in concert with such person) acquires additional interests in Genius shares that increase the percentage of shares carrying voting rights in which that person is interested, then the acquirer, and, depending on the circumstances, its concert parties would be required (except with the consent of the UK Takeover Panel) to make a cash offer for Genius’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

If Genius is not subject to the UK Takeover Code, shareholders would not be afforded the protections provided by the UK Takeover Code.

If, however, Genius is later deemed to be subject to the UK Takeover Code, the Company may incur significant costs in relation to complying with the UK Takeover Code should a shareholder, or group of shareholders acting in concert, seek to acquire significant portion of Genius’s shares.

Genius is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Genius’s ordinary shares less attractive to investors, which could have a material and adverse effect on Genius, including its growth prospects.

Genius is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Genius will remain an “emerging growth company” until the earliest to occur of: (i) the last day of the fiscal year (a) following August 18, 2025, (b) in which Genius has total annual gross revenue of at least $1.0 billion, or (c) in which Genius is deemed to be a large accelerated filer, which means the market value of our Genius ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which Genius has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Genius intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring Genius’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. Genius has not chosen to “opt out” of this extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Genius, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Genius’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accountant standards used. Genius cannot predict if investors will find Genius ordinary shares less attractive because Genius intends to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find Genius ordinary shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for Genius ordinary shares and the market price and trading volume of Genius ordinary shares may be more volatile and decline significantly.

We will lose our Emerging Growth Company status no later than in the 2026 year and may lose it sooner, which could result in significant additional cost and expense.

We have previously identified a material weakness in our internal control over financial reporting for FY21, which was restated and filed in a 20-F/A with the SEC on November 10, 2022. This material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

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

We previously identified a material weakness in our internal control over financial reporting related to the FY21 accounting for net loss attributable to common stockholders and loss per share, which was subsequently restated and filed in a 20-F/A with the SEC on November 10, 2022. This material weakness resulted in a material misstatement of our net income attributable to common stockholders and loss per share, and related financial disclosures within the Affected Financial Statements. This material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner, and could potentially lead to future litigation or dispute. However, as at the date of this report we are not aware of any litigation or dispute arising from the previously identified material weakness.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. We intend to increase, and have increased, the depth and experience within our accounting and finance organization, as well as design and implement improved processes and internal controls. However, our efforts may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or material weaknesses or control deficiencies occur in the future, we may be unable to report its financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline.

While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include continuing to provide access to accounting literature, research materials and documents, enhanced review and analysis process around profit/loss per share calculation, and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal controls could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting depending on our reporting status. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

General Risk Factors

Recruitment and retention of qualified personnel and key employees, and ensuring we effectively manage succession planning and transition including members of our senior management team, are vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

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

Further, the Federal Trade Commission has recently proposed new rules that would ban employers from imposing non-compete clauses in U.S. employment agreements. If such rules are implemented, our operations and profitability could be harmed if we are unable to enforce these rights on key employees and such employees leave to work for our competitors.

We may not be able to achieve any specific target or make progress in other environmental, social, and governance initiatives.

Genius engages in environmental, social and governance initiatives, some of which have been disclosed in the past. Genius formalised its environmental, social and governance program in 2022 and has, and may continue to define targets, forward-looking objectives, metrics and statements of intent (whether binding or non-binding). Any estimates concerning the timing and cost of implementing our goals, metrics, programs and targets are subject to risks and uncertainties, and there can be no assurances that our commitments will be achieved. Furthermore, where reporting on such metrics does not require standardized reporting or external auditing, any reporting of target achievement may be subject to variables in calculation methodology.

Additionally, the manner and frequency in which the Company reports on environmental, social or governance matters may be informed by relevant frameworks, such as the Taskforce on Climate-Related Financial Disclosures, or may be provided without reference to any particular framework or benchmark. Reporting in one year does not ensure continued reporting on the same metric or promote a guarantee of continued topical reporting in future periods or years.

We are also required, by local law in various operational jurisdictions, to report publicly on compliance with certain environmental, social and governance regulations. For example we may be required to publicly disclose our compliance or publicly report in relation to various local regulations such as the Equality Act 2010 (UK) (Gender Pay Gap Information), the Workplace Relations Act 1996 (Aus), Section 172 of the Companies Act 2006 (UK) (as stated above), the Modern Slavery Act 2015 (UK), the Task Force on Climate-Related Financial Disclosures, and other similar environmental, social and governance disclosures as required currently or may be required in the future, by local law in the jurisdictions in which we operate. Furthermore, we may also elect, or have elected, to share publicly our corporate environmental, social and governance (“ESG”) initiatives, policies, targets, activities, programs and other related information voluntarily by posting on our website, social media or other communications channels.

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

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. Our management team has limited experience related to managing a public company and SEC and NYSE compliance and will not be immediately familiar with the increased regulations and controls to which public companies are subject. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In estimating these costs, we took into account expenses related to investor relations, insurance, legal, accounting and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, penalties sanctions and other regulatory action, public relations risks and potentially civil litigation.

Genius may exercise its rights under Guernsey law with respect to the format, notice and process for its shareholder meetings even where common practice for a domestic issuer would dictate alternative format, notice and process requirements.

Guernsey laws may not offer as stringent of shareholder protections with respect to annual and extraordinary shareholder meetings, as would be required for a domestic issuer. Genius has outlined these exceptions in the Company’s Articles of Incorporation (as amended and approved on April 20, 2021). Genius may exercise its rights under Guernsey law with respect to the format, notice and process for its shareholder meetings even where common practice for a domestic issuer would dictate alternative format, notice and process requirements.

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

The terms of our future indebtedness may stipulate higher than historically average interest rates and contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase stock, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports, 10 Bloomsbury Way, London, WC1A 2SL, England, and the telephone number of the Company is +44 (0) 20 7851 4060.

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

In 2021, following the Listing, Genius made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NBA, EPL, and NCAA that drove a significant portion of Sports Technology revenue in 2021. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

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

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 750 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

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

•

Sports Broadcasters: Genius partners with broadcasters to supply alternative broadcast feeds, integrating optical tracking data and graphic overlays in real-time to augment live footage with statistical insights and visual content such as betting odds.

•	Brands: Genius engages with a range of brands both from the gaming and non-gaming sectors to provide a range of online marketing and fan engagement tools that drive customer acquisition and retention.

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

The collection of high quality, live sports data has become indispensable for sportsbooks as in-game betting has continued to grow rapidly across the world. In mature markets such as the United Kingdom, major sportsbooks have historically reported that in-game betting currently represents the majority of Gross Gaming Revenue (“GGR”), which represents the difference between the amount of money players wager and the amount that they win, making it a critical offering for all major sportsbooks. In-game betting typically increases in popularity as markets mature, and it is expected that the United States will follow suit.

Genius’ live data services, alongside other value-add solutions, are deeply integrated into nearly all regulated sportsbook operators, comprising over 750 sportsbook brands worldwide. None of these sportsbooks currently take Genius’s entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, FanDuel, and Entain (formerly GVC), as well as leading B2B gaming technology platform providers such as OpenBet, IGT, Kambi and DraftKings B2B (formerly SBTech).

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 240,000 events, and over 180,000 events under official data and/or streaming rights agreements (of which approximately 125,000 are exclusive). This includes official data and trading for leagues such as the English Premier League (“EPL”), National Football Association (“NFL”), Major League Baseball (“MLB”) and National Basketball Association (“NBA”, through to the end of the 22/2023 season), as well as several events that are popular with bettors. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,000 highly trained statisticians across over 150 countries who work on the ground, pitch- side and court-side, to capture data in real-time using Genius software.

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

Genius’ technology and services extend beyond the symbiotic sports data—sports betting relationship. The Company provides data-driven performance marketing technology and services to a range of advertisers, primarily sportsbooks and iGaming brands, which effectively optimize player acquisition, retention and engagement costs. Genius’ multiple data sets, including real-time statistics, betting odds, behavioral data and engagement data, enhance its digital marketing solutions and further deepen its relationships with its customer base. The Company provides sportsbooks, leagues, teams and brands with digital engagement tools, primarily in the form of gamification, to help capture monetizable audience data, activate sponsorships and strengthen long-term engagement.

Through its Second Spectrum tracking technology, Genius Sports works with leagues, broadcasters and teams to capture real-time insights used by coaches and analysts to understand team and player performance. This tracking technology also powers alternative broadcast experiences that combine live game streams with augmented data points, data visualizations and graphics.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $170 million in building out its full suite of proprietary technology and software solutions.

A portion of this amount was provided by private equity firm Three Hills Capital Partners (“THCP”), who have been an investment partner of Genius since 2015. THCP’s investment also bolstered Genius’ growth strategy into new territories and financed strategic acquisitions.

In September 2018, certain funds advised by Apax Partners LLP (“Apax Funds”) acquired a majority interest in Genius. Approximately $35 million of additional capital was invested into the Business, which enabled Genius to invest in people, and key sports relationships which has accelerated the Company’s growth. As a key partner, Apax Funds helped realign the Company’s global operations, strengthen the management team, support the Company to execute its acquisition strategy, and grow the organization that is now scaled and poised for growth.

In 2021, following the Listing, Genius has made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NBA, EPL, and NCAA that drove a significant portion of Sports Technology revenue in 2021. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

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

Genius’ existing portfolio of official data includes some of the most valuable sports rights, including the NFL, EPL, MLB, NCAA, and the International Basketball Federation (“FIBA”). Genius continues to identify and strategically acquire additional sports rights that are expected to generate a positive return and create value for Genius’ shareholders.

Genius classifies sports and the associated rights as Tiers 1 through 4. Sports rights classified as Tier 1 are those from leagues with global name recognition, which are typically acquired by rights fees alone. Sports rights that are not classified as Tier 1 are typically from regional leagues. These non-Tier 1 rights are typically acquired by Genius through a contra model in which Genius secures long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and occasionally de minimis cash fees). This allows the Company to develop mutually beneficial partnerships with leagues globally and integrate Genius’ technology and services deeply within each league’s operations. It is notable that while non-Tier 1 sports are typically smaller leagues that are less popular at a global level, they are very popular in their local countries or regions and often have large, dedicated fan bases.

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

The Company started its expansion into the provision of audio visual (“A/V”) services in the second half of 2019. This includes providing sports leagues with proprietary AI-powered A/V production services to capture live game streams with minimal human intervention. These streams are a valuable addition to Genius’ portfolio of sports betting services as a complimentary offering to in-game data and oddsmaking. The Company has over 33,000 streaming rights under official rights.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates in the global sports betting industry. H2 Gambling Capital projects the Global Sports Betting industry GGR to grow from $69 billion in 2022 to $107 billion by 2027. The Company believes it is well positioned to grow alongside this rapidly expanding industry. Most of the GGR currently generated by the entire industry is estimated to come from Asia and the Middle East, with Europe being the second largest region.

H2 Gambling Capital expects the sports betting industry to grow across all regions globally, led by rapid expansion in newly regulating markets such as the United States. In May 2018, the US Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), which lifted federal restrictions on sports betting and gave individual states the power to legalize sports betting. As of year-end 2022, 36 states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 34 states have already launched active sports betting industries with 24 states allowing mobile sports betting. The Company expects additional states to legalize sports betting in the coming years, which will further grow the U.S. sports betting market. Per H2 Gambling Capital, the US sports betting market is projected to generate an estimated $18 billion in GGR in 2027, increased from just an estimated $7 billion in 2022.

Regions such as Europe also have several countries, such as Germany, that remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital expects Europe to generate an estimated $36 billion in GGR in 2027, increased from an estimated $27 billion in 2022. Europe remains a key market for Genius due to its large scale and relevance within the global sports betting industry.

Genius’ wide-ranging, well-embedded role across the sports betting industry means that the Company generates revenue regardless of which operators take market share within any given jurisdiction. Genius’ revenue share model also gives it upside exposure as its customers grow and expand.

Sports betting helps leagues create exciting and memorable moments for their fans. Naturally, in-game sports betting is an engaging type of sports betting experience and adds another layer of connection for fans as they watch the action unfold in real time. As sports betting markets mature, in-game betting typically increases in popularity and eventually represents the majority of both bets placed and GGR.

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

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with more than 2,100 staff and access to a network of more than 7,000 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

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

To gain access to Genius’ sports betting services, such as live sports data feeds or outsourced oddsmaking, sportsbooks must integrate their back-office systems with Genius’ proprietary technology. This technology and the managed services provided by Genius drives the sportsbook’s consumer facing offering – from the events they offer on their site to the odds on those events. This makes Genius’s technology a core and critical part of every customer’s operation on a day-to-day basis.

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

•

Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sportsbooks and sports rights holders and has historically experienced low churn. Sportsbook contracts are structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), which allow for good earnings visibility. Approximately 50% of Genius’ revenue is from recurring revenue related to contractual minimum guarantees. Genius’ contracts are also structured with upside levers that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, and utilization of more events.

•

Improved operating margins from scaled cost structure with high operating leverage: Genius benefits from significant economies of scale driven by its highly scalable technology and software architecture. Approximately 70% of the Company’s operating expenses, such as data production, trading and hosting costs, are expected to grow slower than revenues.

•

World-class management team with depth of experience and track record of success: Genius is led by a highly experienced management team with a strong track record of success. The executive team has extensive experience in the global sports, betting and iGaming sectors. Management has successfully led the business to capture meaningful growth as the regulatory landscape matured in Europe over the past decade and is well positioned to capitalize on developing markets around the globe including the United States and Latin America. Genius co-Founder and CEO Mark Locke is recognized as a global expert on sports technology, integrity and sports betting.

The Genius Company Culture

Genius’ purpose is to champion a more sustainable sports data ecosystem with the highest-quality data and products that optimize, and enrich experiences for sports, betting and media organizations. Our Company purpose and values are set by our Board and are periodically reviewed by our Nominating and Governance Committee. In accordance with the principles of home country governance, we take the view that our purpose, values and strategy should be aligned and form the basis of our company culture. Accordingly, Genius’ culture is fair, ethical and performance oriented. The Company operates a clear ‘Game Plan’ and Code of Conduct setting out the company vision and values that all staff are expected to uphold. It also sets out the Company’s ‘team goals,’ in the form of a simple set of targets for which staff can aim. These encapsulate Genius’ values as an organization, encouraging staff to think big, get stuck in, do the right thing, go fast/aim high, express themselves – and win as a team.

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

Genius regularly engages with staff on issues relating to its values and/or affecting the business generally, through a combination of group-wide and location-specific ‘town hall’ sessions, engagement with corporate responsibility initiatives, and through other engagement platforms. Regular surveys indicate healthy staff engagement and identification with the business and highlight opportunities for further growth and development. The results of these surveys are shared with our Audit Committee of the Board from time-to-time. The Company fully refreshed its various ethical dealings policies in 2021, continues to review and update such policies as it deems appropriate and will continue to do so. The Company’s policies, procedures and training underpin a culture of integrity and ethical behavior.

The Genius Growth Strategy

Genius has multiple levers for growth across all its customer segments and product areas, covering both upsell and greenfield expansion opportunities. As mentioned, the Company works with a range of customer segments including Sports Leagues and Teams, Sportsbooks, Media including Broadcasters, and Brands. The breadth of these customer types, along with a wide-ranging set of products and services, enables growth on multiple fronts across the sports entertainment sector.

Genius’ levers for growth can be summarized as:

1.	Capitalizing on the continued growth of global sports betting

2.	Development of new technology and services for sports and broadcasters

3.	Accelerating growth of fan advertising and engagement solutions

4.	Acquiring sports data and video rights that deliver high ROI

5.	Strategic acquisitions and investments

Capitalizing on the continued growth of global sports betting

•

Share in existing customer growth. Typically betting customer contracts include some form of minimum commitment to Genius, whether that be revenue and/or number or quality of events utilized. However, none of these contracts provide customers with Genius’ entire product offering. Many of Genius’ customer contracts for Betting Technology, Content and Services have already built-in price escalators whereby customer revenue and product commitments grow through the term of the contract.

•

Expand Genius’ presence and acquire new customers in growth markets such as the US and Canada. Genius’ strong partnerships with sports leagues, data-driven marketing products and existing relationships with B2B sports betting platform providers give the Company a major competitive advantage in high growth jurisdictions, including the United States, Canada and Latin America. Genius is a preferred data and odds supplier to a majority of significant sportsbooks in the U.K. and this has translated well into new markets.

•

Increase share of wallet via product upsell. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and has started to commercialize streaming and risk services capabilities, as well as In-Play Multibet—a solution that enables betting operators to offer same-game accumulator bets while the game is live. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of each customer’s wallet.

•

A forward-looking licensing strategy: Genius Sports holds 40 licenses, or equivalent, in North America across U.S. states, territories and tribes, and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in other countries potentially liberalizing sports betting in the near future, such as Sweden and Greece. Genius will further benefit from GGR growth without incremental costs as new states open up in the US and other growth markets such as Canada begin to liberalize. Each new market provides expanded distribution potential for sports and content that Genius is already covering.

Development of new technology and services for sports and broadcasters

•

Commercializing optical tracking and next generation sports broadcast experiences. In 2021, Genius acquired Second Spectrum, an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for sports and broadcasters. The acquisition is expected to drive future growth of the Sports Technology segment moving forward as we expand our optical tracking capabilities into new sports and new leagues around the world.

•

Continued development in the breadth of Genius’ sports facing technology and services. The Company expects to expand the number of sports leagues it works with, as well as the number of products it offers to existing and new customers. This is an enabler to further build long-term, sticky relationships with sports leagues.

Accelerating growth of fan advertising and engagement solutions

•

Capturing a larger share of the fan engagement market. The acquisitions of FanHub and Spirable in 2021 provided Genius with new capabilities to help brands and sports reach, engage and monetize sports fans. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to collect more data and better target their customers with relevant ads or offers. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized ads and video at scale providing the ability for Genius to offer the right ad, to the right fan, at the right time.

•

Expand its dynamic digital marketing capabilities beyond sports betting and iGaming. In addition to the above, Genius believes its digital media buying solution, established in the betting and iGaming market for over a decade, will increasingly be used by non-betting brands to align online advertising campaigns to live sporting action, enabling Genius to diversify its client base for digital marketing services. Genius’ ad-tech solutions are deployed by dozens of sportsbooks to reach sports fans with relevant marketing messages that include game statistics and real-time betting odds.

Acquiring sports data and video rights that deliver high ROI

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

•

Continue to grow event utilization. Genius has historically seen strong growth in its sport events utilization as the demand for its services and its number of customers has grown. The Company expects this growth to continue, which should create stronger operating leverage through expanded distribution channels.

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

Sports Technology and Services

Genius builds and supplies technology and services that allow sports leagues to analyze and monetize their data and video following its collection. Genius has trained statisticians globally that are highly skilled in collecting accurate, real-time data during events and matches. The data can then be repackaged and analyzed almost instantaneously, where it can then be used to help leagues and teams analyze real time statistics, develop coaching tools, and support broadcast partners. It is this same data that Genius also uses to power its Betting Content and Services.

Through its Second Spectrum technology Genius captures real-time performance data through an optical tracking system using computer vision and machine learning. These data points are used to generate analytics, insights, and visualization solutions for a range of customers. For sports leagues and teams, this data powers rich team, player and game analysis tools to enable faster, data-driven tactics and decision making.

For broadcasters, this data enables the real-time creation of alternative feeds, featuring statistical content and graphic overlays that not only enable a new level of live analysis but also create new activation opportunities for sponsors and commercial partners.

Genius also develops additional tools that help sports leagues deepen fan engagement. These include automated creation of fan-facing websites, social media content, and statistical content such as team and player standings that are updated in real time.

Genius’ streaming solution provides the technology, automatic production and distribution needed by sports to commercialize video footage of their games. This is particularly useful for non-Tier 1 sports leagues that lack the capabilities or resources to develop their own live streaming solutions.

Genius also provides end-to-end integrity services to sports leagues and is the trusted integrity partner for over 150 sports leagues worldwide. Integrity services range from full-time active monitoring technology, which uses mathematical algorithms to identify and flag suspicious betting activity in global betting markets, to a full suite of online and offline educational and consultancy services. The technology and services provided to sports leagues are typically provided on a contra basis in return for access to live sports data for commercialization in betting and media. In some cases, sports leagues also pay fees for licensing the technology.

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

•

Pre-game and in-game odds feeds: A combination of automated oddsmaking powered by unique mathematic algorithms, a specialist trading team, of approximately 250 people, and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating the events, setting the odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.

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

These services are provided to sportsbooks under long-term contracts. In each of these contracts the sportsbook makes a commitment to Genius regarding what services and/or what sports events they will use Genius’ products and services for. The business model is either revenue share, where Genius receives a share of customer NGR or GGR, or a usage-based license fee model.

Media Technology, Content and Services

Genius builds and supplies technology that helps brands reach, engage and monetize sports fans in a highly cost-effective manner. These partners include sportsbooks, online and brick and mortar gaming operators, sports leagues and other non-gaming brands that target sports fans.

Genius provides services such as the creation, delivery and optimisation of digital marketing campaigns, including data-driven personalised ad creative, all run through Genius’ proprietary technology. These campaigns have been proven to help brands significantly reduce acquisition costs.

The acquisitions of FanHub and Spirable provide Genius with additional capabilities that complement Genius’ Media business. The combination of sports audience data, and the tools for brands to grow their own database of fans, along with engaging campaign creative and content, help marketing teams own the fan journey and be more efficient with their advertising spend.

For media and publishers, Genius offers a range of digital media and broadcast solutions to engage fans. Genius develops fan engagement widgets for digital publishers, featuring live game statistics and betting-related content that drive traffic to sportsbooks. This helps unlock alternative revenue streams for digital content developers and sports betting affiliate programs.

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

In 2022, Genius, through its Second Spectrum division, was awarded the George Wensel Technical Achievement Award at the 43rd annual Sports Emmys for its work creating CBS RomoVision. CBS RomoVision, championed by leading NFL analyst Tony Romo, combines live tracking data and video to visualise and analyze key moments of a TV football game.

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

Genius has relationships with over 750 sportsbook brand customers, including:

•	Global sportsbooks such as FanDuel, Betfair, Paddy Power and Sky Bet (all Flutter), BetMGM, Ladbrokes and Coral (all GVC/Entain), DraftKings, bet365, William Hill and 888; and

•	Leading B2B platform providers such as OpenBet, IGT, Kambi, and SBTech (now DraftKings B2B);

Genius has over 400 sports league partners, including:

•	Globally recognized leagues such as the NFL, EPL, NBA, NCAA, PGA, FIBA, FIFA, CFL, AFA and Dimayor; and

•	Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

Genius has over 170 media and advertising customers, including:

•	Recognized U.S. gaming brands such as BetMGM, Caesars, TwinSpires, Golden Nugget, DraftKings, FanDuel, William Hill, Delaware North and Unibet;

•	A wide range of sports betting and iGaming brands in Europe and Africa, including bet365, PlayOjo, and SuperBet;

•

A wide range of brands globally including Diageo, Sony, British Airways, Heineken, Nissan, Domino’s Pizza, Volvo, Buffalo Wild Wings that Genius helps engage and monetize sports fans through its dynamic creative, media buying or digital engagement tools.

•	Major global media publishers, such as Amazon Prime, CBS, and Univision, to which Genius helps drive valuable new audiences with data-driven sports and betting content; and

•

Sports properties including the National Football League (“NFL”) and more than 20 teams from Major League Baseball (“MLB”), including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans with contextual marketing campaigns that drives ticket and merchandise sales.

Genius Technology

Innovation is fundamental to the culture at Genius. The Company’s technical teams have a deep understanding of sports, how they interact with fans online, and the data that is critical to driving value through the ecosystem. Sports are fast-paced, and dynamic, and technology must keep up. Our teams develop products with the speed, accuracy, scalability, reliability, and flexibility to meet the expectations of passionate and demanding fans.

Teams are allocated responsibility for specific systems and use Agile development methodologies to deliver through an iterative, continuous software delivery life cycle. Teams are also responsible for technically operating the systems that they develop, which involves monitoring and supporting production systems, on boarding new customers, and scaling systems to meet commercial demand.

Fail-safe data and video capture

Genius’ in-venue data collection systems are designed to continue to function when disconnected from supporting systems, ensuring statisticians can continue to collect rich sports data unimpeded. When disconnected from the internet, these systems will continue to support officials, teams, scoreboards, and broadcasters in the venue. While connected, data is synchronized with Genius’ data distribution network, ensuring low latency, accurate, reliable delivery of play-by-play data. The unique sport-specific user interface workflows ensure the most time-critical data is delivered at the earliest opportunity while still allowing the collection of a rich dataset.

Supplementing the data solutions, automated cameras allow sports leagues to produce live streaming content for delivery through the distribution network. Automated monitoring, remote management, and AI-driven production mean minimal interaction is required from sports leagues once the solution has been installed which, alongside Genius’ innovative hardware solutions, reduces production costs. Genius’ live streaming distribution capabilities deliver streams from any source to consumers cost effectively, at volume, with broadcast beating latency

The in-venue data collection and live stream production capabilities are further complemented by Scorebots that physically integrate with scoreboards in thousands of venues worldwide. This integrates core data directly from the officials and delivers it to in-venue consumers and the Genius Sports data distribution network, in real-time.

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

Proprietary high-speed algorithmic models driven by live sports data calculate the probability of key actions (i.e., a turnover, foul, or player substitution) within each event. These probabilities are used to generate and continuously update betting markets, lines, margins, and odds that are specific to each event and customer. Sportsbook customers can take control of their own event at any time and adjust their margins, offering, or position within the market through the online portal; however, Genius’ proprietary back-office trading systems ensure that skilled operators can cost-effectively manage all fixtures for Genius’ customers with significant economies of scale.

Robust and Reliable distribution

Genius’ data distribution platforms are integrated directly into B2B customers’ servers through both standard application programming interfaces and services that can be easily customized to integrate with the back-office systems commonly used by sportsbooks. These integration pathways ensure reliable, low latency delivery of data that customers are licensed to access with additional features including heart-beats, receipt confirmation, and conflation, ensuring customers are protected from any network disruption or slow consumption under load. The design of the data integrations ensures seamless delivery of additional fixtures to the network with minimal customization required by customers as they on-board new sports.

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

Genius’ suite of free-to-play games include fantasy sports, trivia, bracket challenges, pick ‘em, and polling games. These games further enhance the ability to significantly increase fan engagement, customer retention, and social activation for the sports leagues and federations, sportsbooks, media companies and broadcasters that we work with worldwide.

Through big data analytics of data generated from this unique understanding of fans, live sports events, and the sportsbook market Genius is able to offer large scale targeted advertising campaigns which are delivered through cost effective, data driven, real-time bidding for publishing space. The advertising content selected for each fan by the Genius proprietary advertising technology further leverages the Company’s data and visualization capabilities. These capabilities have been further enhanced through the acquisition and integration of Spirable which enables advertisers to automatically and effectively deliver targeted dynamic content driven by data, video, and AI across all media channels.

Advanced capabilities

Genius’ Second Spectrum division has built world leading AI and Computer Vision technology that can track, understand, and analyze detailed game play in real time. The Second Spectrum Dragon system combines multiple, low cost, in venue cameras with proprietary computer vision technology to generate highly accurate 3D player pose data which is analyzed by AI systems that have been developed with a deep understanding of sports to provide coaching insights, support for complex officiating decisions, and rich data sets, all in real-time.

These award-winning capabilities are driving a revolution in sports data and analytics, coaching, officiating, and visual augmentation of live streams and broadcasts. The augmentation capabilities have been showcased for the EPL, NBA, and NFL with broadcast partners including BT Sport, Amazon Prime, and CBS. RomoVision, developed for CBS coverage of NFL, won a SportsEmmy at the 43rd annual Sports Emmy awards.

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $29.9 million, $26.5 million and $11.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in London, Medellin, Tallinn, Sofia and Los Angeles. As of December 31, 2022, there were over 400 staff in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

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

In addition, Genius also has a ten-person marketing team that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

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

The principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, and ease of integration and scalability. Genius’ products, services, experience and corporate culture allow it to compete effectively across all these factors.

Outside of the sports and betting space, there are other companies Genius competes with. The Company’s Second Spectrum division has a number of competitors, including Hawkeye and Tracab, both of which supply optical tracking systems to create data feeds and tools for leagues and teams.

Genius’ Media business competes with a broad spectrum of businesses who offer various fan engagement and advertising services. These businesses range from suppliers of gamification tools and digital sports content to generalist media buying agencies.

Seasonality

The global sporting calendar is year-round and our products cover the entire sporting calendar. In addition, the relative importance of different sporting events is different in the broad range of different territories where our customers operate (e.g., European sportsbooks will place more importance on European sports events and the U.S. sportsbooks will place more importance on the U.S. sports events). Given these factors, we are not reliant on specific sporting competitions.

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

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our database, proprietary technology, software, know-how and brand. In certain foreign jurisdictions and in the United States, we have filed trademark and patent applications, currently hold several registered trademarks, patents and domain names and in the future, we may protect additional patents, trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data, including, in certain cases, exclusive rights for such data, of which durations are typically several years and are subject to renewal or extension.

As of December 31, 2022, we owned ten registered trademarks, and twenty-one registered patents, in the United States and thirty-one registered trademarks, and three registered patents, in various non-U.S. jurisdictions, along with a further five unregistered trademarks. As of December 31, 2022, we owned 178 domain-names.

It has not always been possible, and may not be commercially desirable, to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. We use Open Source Software in our services and periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions we do not intend.

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

See Item 3.D “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure— Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects,” “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure—We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions” and other risk factors for a more comprehensive description of risks related to our intellectual property.

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

•	Swiss data protection laws, such as the Swiss Ordinance to the Federal Act on Data Protection and the guidance of the Swiss Federal Data Protection and Information Commissioner;

•	the Data Protection Law of Colombia and the directives of the Superintendence of Industry and Commerce of Colombia; and

•	other international data protection, data localization, and state laws impacting data privacy and collection.

Other regulations that affect our business include:

•	U.S. state laws regulating sportsbetting and online gaming and related licensing requirements;

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

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and we cannot assure that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. We incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase, and we may be subject to increased regulatory scrutiny. Currently, there is also trend towards more stringent gambling advertising regulations across Europe. Additional legislative or regulatory efforts in the United States and internationally could further regulate our businesses.

C.	Organizational Structure

The following diagram depicts the organizational structure of the Company as of December 31, 2022.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by Genius
Maven Topco Limited	Guernsey	Holding company	100%
Genius Sports SS Holdings, Inc	United States	Holding company	100%
Genius Sports Group Limited	United Kingdom	Holding company	100%
Genius Sports UK Limited	United Kingdom	Data services and technology	100%
Genius Sports Media, Inc.	United States	Data services and technology	100%

D. Property, Plants and Equipment

Our corporate headquarters are located in London, U.K., where we occupy a leased premise totaling approximately 4,907 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources, and other corporate teams. We also have data centers in London, U.K. and Dublin, Ireland.

We also lease office space in 15 other cities throughout the world, the largest of which includes a 19,751 square foot space in Medellín, Colombia, a 35,585 square foot space in Sofia, Bulgaria, a 19,256 square foot space in Tallinn, Estonia and a 26,121 square foot space in Los Angeles, USA. Our major sites in Medellin, Sofia and Tallinn are primarily occupied by operational teams (trading, data services and customer support). All of the above leases expire or are up for renewal in 2023-2029.

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

The discussion should be read together with the historical audited annual consolidated financial statements of Genius Sports Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit) and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes thereto, included elsewhere in this Annual Report on Form 20-F.

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

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 750 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

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

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”), National Basketball Association (“NBA” through to the end of the 2022/23 season) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

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

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

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

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2022	2021
Events under official rights	190,490	201,216
Of which, exclusive	132,887	128,232

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

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for the NFL and U.K. soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long- term contracts with over 750 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s gross gaming revenue (“GGR”) or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Approximately 50% of Genius’ fiscal 2022 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions (“the Merger”). The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius was the accounting acquirer in the Merger and dMY was treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Merger would reflect Genius’ historical financial results. See condensed consolidated financial statements on Form 6-K for the period ending June 30, 2021.

As a result of the Merger, Genius Sports Limited is now a publicly traded company with its ordinary shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited incurred material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Acquisition of Second Spectrum Inc.

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of 2021. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement. Second Spectrum is the official tracking provider of the EPL, NBA, and Danish Superliga, using advanced AI capabilities and computer vision technology to capture precise ball and player skeletal location-based data. In addition to these relationships, Second Spectrum has partnerships with ESPN, Bally Sports, CBS, TSN and Nickelodeon to offer augmented reality features for select soccer, basketball, and football games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers and the Portland Trailblazers, to provide new content and revolutionize the fan viewing experience. The combined offering of the Company’s existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

Intangible assets acquired relate to existing technology, customer relationships and trademarks.

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

CFL Ventures

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

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in $20.8 million, $26.3 million, and $15.0 million decreases in reported revenue for years ended December 31, 2022, 2021 and 2020, respectively. Throughout this report on Form 20-F, Genius reports certain items on a constant currency basis to facilitate comparability between periods. See “—Non-GAAP Measures—Constant Currency,” below.

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

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $69 billion in 2022 to $107 billion by 2027. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the United States. As of year-end 2022, 36 U.S. states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 34 states have launched active sports betting industries with 24 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the U.S. sports betting market will generate an estimated $18 billion in GGR in 2027, up from an estimated $7 billion in 2022. Genius is already permitted to supply in 27 North American states and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries such as Germany remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $36 billion in GGR in 2027, up from an estimated $27 billion in 2022.

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

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$209,251	$177,201	$110,618
Media Technology, Content and Services	82,698	48,312	23,055
Sports Technology and Services	49,080	37,222	16,066

Total Revenue	$341,029	$262,735	$149,739

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

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Also included within Sports Technology, Content and Services are revenues derived from Sportzcast, Inc. (“Sportzcast”), a company acquired in December 2020, and Second Spectrum, acquired in June 2021. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services through the acquisition of Second Spectrum. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can fluctuate between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense and depreciation of property and equipment.

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

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 19 – Income Taxes, to Genius’ audited consolidated financial statements appearing elsewhere in this Annual Report on form 20-F.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This annual report on Form 20-F includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration and gain on foreign currency.

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

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020

	(dollars, in thousands)
Consolidated net loss	$(181,636)	$(592,753)	$(30,348)
Adjusted for:
Interest expense, net	1,487	3,331	7,874
Income tax expense (benefit)	1,714	(11,701)	1,813
Amortization of acquired intangibles (1)	40,089	37,617	21,571
Other depreciation and amortization (2)	29,302	22,542	14,010
Stock-based compensation (3)	89,943	489,474	—
Transaction expenses	1,668	12,886	672
Litigation and related costs (4)	24,624	4,395	2,295
Change in fair value of derivative warrant liabilities	(10,132)	11,412	—
(Gain) loss on fair value remeasurement of contingent consideration	(218)	19,405	(271)
Loss (gain) on foreign currency	8,979	(3,032)	(114)
Other (5)	9,968	7,974	8

Adjusted EBITDA	$15,788	$1,550	$17,510

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs, loss on termination and impairment of property leases, and employee share scheme set up costs.

On a constant currency basis, Adjusted EBITDA would have been $(2.4) million and $16.8 million for the years ended December 31, 2021 and 2020, respectively.

Constant Currency

Certain income statement items in this Report on Form 20-F are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

A. Operating Results

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended		Variance
	December 31, 2022	December 31, 2021	In dollars	In %

	(dollars, in thousands)
Revenue	$341,029	$262,735	$78,294	30%
Cost of revenue(1)	338,166	476,168	(138,002)	(29%)

Gross profit (loss)	2,863	(213,433)	216,296	101%

Operating expenses:
Sales and marketing(1)	31,344	27,292	4,052	15%
Research and development(1)	29,894	26,513	3,381	13%
General and administrative(1)	122,829	293,168	(170,339)	(58%)
Transaction expenses	1,668	12,886	(11,218)	(87%)

Total operating expense	185,735	359,859	(174,124)	(48%)

Loss from operations	(182,872)	(573,292)	390,420	68%

Interest expense, net	(1,487)	(3,331)	1,844	55%
Loss on disposal of assets	(292)	(46)	(246)	(535%)
Gain (loss) on fair value remeasurement of contingent consideration	218	(19,405)	19,623	101%
Change in fair value of derivative warrant liabilities	10,132	(11,412)	21,544	189%
(Loss) gain on foreign currency	(8,979)	3,032	(12,011)	(396%)

Total other income (expenses)	(408)	(31,162)	30,754	99%

Loss before income taxes	(183,280)	(604,454)	421,174	70%

Income tax (expense) benefit	(1,714)	11,701	(13,415)	(115%)
Gain from equity method investment	3,358	—	3,358	—

Net loss	$(181,636)	$(592,753)	$411,117	69%

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Year Ended		Variance
	December 31, 2022	December 31, 2021	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$40,639	$243,512	$(202,873)	(83%)
Sales and marketing	2,896	3,546	(650)	(18%)
Research and development	1,980	4,670	(2,690)	(58%)
General and administrative	44,423	237,746	(193,323)	(81%)

Total stock-based compensation	$89,938	$489,474	$(399,536)	(82%)

Revenue

Revenue was $341.0 million for the year ended December 31, 2022 compared to $262.7 million for the year ended December 31, 2021. Revenue increased $78.3 million, or 30%. On a constant currency basis, revenue would have increased $98.7 million, or 41% in the year ended December 31, 2022.

Betting Technology, Content and Services revenue increased $32.0 million, or 18%, to $209.3 million for the year ended December 31, 2022 from $177.2 million for the year ended December 31, 2021. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $2.6 million to the increase, while another $27.4 million was attributable to new customer acquisitions, while a further $2.0 million was driven by increased customer utilization of Genius’ available event content. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $48.1 million, or 30% in the year ended December 31, 2022.

Media Technology, Content and Services revenue increased $34.4 million, or 71%, to $82.7 million for the year ended December 31, 2022 from $48.3 million for the year ended December 31, 2021, driven by the acquisition of new customers in the Americas primarily for programmatic advertising services, and the inclusion of revenues from acquisitions. On a constant currency basis, Media Technology, Content and Services revenue would have increased $36.9 million, or 81% in the year ended December 31, 2022.

Sports Technology and Services revenue increased $11.9 million, or 32%, to $49.1 million for the year ended December 31, 2022 from $37.2 million for the year ended December 31, 2021. This was driven by the inclusion of revenues derived from acquisitions, including Second Spectrum (acquired in June 2021). In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $15.8 million in the year ended December 31, 2022 compared to $14.0 million in the year ended December 31, 2021. On a constant currency basis, Sports Technology and Services revenue would have increased $13.7 million, or 39% in the year ended December 31, 2022.

Cost of revenue

Cost of revenue was $338.2 million for the year ended December 31, 2022, compared to $476.2 million for the year ended December 31, 2021. The $138.0 million decrease in cost of revenue includes a $202.9 million decrease in stock-based compensation, primarily related to NFL warrants. Excluding the impact of stock-based compensation, cost of revenue would have increased by $64.9 million, which is primarily driven by higher data rights and media direct costs and increased amortization of capitalized software development costs and acquired intangibles.

Data and streaming rights costs were $128.7 million for the year ended December 31, 2022, compared to $97.9 million for the year ended December 31, 2021. The $30.8 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $37.6 million for the year ended December 31, 2022, compared to $24.4 million for the year ended December 31, 2021. The $13.2 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $23.1 million for the year ended December 31, 2022, compared to $17.9 million for the year ended December 31, 2021. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $42.4 million for the year ended December 31, 2022, compared to $38.7 million for the year ended December 31, 2021. This increase is driven primarily by amortization of acquired intangibles, arising from acquisitions completed in 2021.

Sales and marketing

Sales and marketing expenses were $31.3 million for the year ended December 31, 2022, compared to $27.3 million for the year ended December 31, 2021. The $4.1 million increase includes a $0.6 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $4.7 million, which is primarily driven by higher staff costs due to recent acquisitions completed in 2021, and investment in Genius teams in the United States of America to drive growth.

Research and development

Research and development expenses were $29.9 million for the year ended December 31, 2022, compared to $26.5 million for the year ended December 31, 2021. The $3.4 million increase includes a $2.7 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $6.1 million, which was primarily due to investment in the underlying Genius platform and teams to drive future growth.

General and administrative

General and administrative expenses were $122.8 million for the year ended December 31, 2022, compared to $293.2 million for the year ended December 31, 2021. The $170.3 million decrease includes a $193.3 million decrease in stock-based compensation related to historical equity incentive awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $23.0 million, which was driven by increased costs associated with ongoing business activities and efforts involved to operate as a public company, non-routine litigation costs and higher staff costs associated with acquisitions completed in 2021.

Transaction expenses

Transaction expenses were $1.7 million and $12.9 million for the years ended December 31, 2022 and 2021 respectively. Transaction expenses in the year ended December 31, 2022 related to the exercise and consent solicitation of outstanding public warrants. Transaction expenses in the year ended December 31, 2021 related to the Merger and acquisitions in the year.

Interest expense, net

Interest expense, net was $1.5 million for the year ended December 31, 2022, compared to $3.3 million for the year ended December 31, 2021. The $1.8 million decrease is primarily due to the settlement in full of the Investor Loan Notes and the Related Party Loan upon consummation of the Merger in April 2021.

Gain (loss) on fair value remeasurement of contingent consideration

Genius recorded a gain on fair value remeasurement of contingent consideration of $0.2 million for the year ended December 31, 2022, compared to a loss of $19.4 million for the year ended December 31, 2021, related to the Second Spectrum and Spirable acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a gain of $10.1 million for the year ended December 31, 2022 and a loss of $11.4 million for the year ended December 31, 2021, due to revaluation of the public and private warrants assumed as part of the Merger.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $9.0 million and a foreign currency gain of $3.0 million for the years ended December 31, 2022 and 2021, respectively. The loss in the year ended December 31, 2022 was mainly due to the depreciation of the GBP against local currencies during that period.

Income tax (expense) benefit

Income tax expense was $1.7 million and income tax benefit was $11.7 million for the years ended December 31, 2022 and 2021, respectively. The change to income tax expense from income tax benefit was primarily due to the changes in recorded valuation allowance against U.K. deferred tax assets that cannot be realized.

Gain from equity method investment

Gain from equity method investment was $3.4 million for the year ended December 31, 2022, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $181.6 million for the year ended December 31, 2022 and $592.8 million for the year ended December 31, 2021.

Comparison of 2021 to 2020

For the comparison of 2021 to 2020, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021.

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

Debt

Genius had $14.5 million and $0.1 million in debt outstanding as of December 31, 2022 and December 31, 2021, respectively. Substantially all of this debt was in the form of Promissory Notes bearing non-cash interest at 4.7% annually.

In addition, Genius has a £0.2 million overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 20-F.

Commitments

Refer to Note 21 of the notes to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F for disclosures regarding our commitments, including our contractual obligations.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	(dollars, in thousands)
Net cash (used in) provided by operating activities	$(3,455)	$(63,308)	$17,073
Net cash used in investing activities	(54,821)	(132,319)	(22,656)
Net cash (used in) provided by financing activities	(21)	410,364	10,096

Operating activities

Net cash used in operating activities was $3.5 million and $63.3 million in the years ended December 31, 2022 and 2021, respectively. In the year ended December 31, 2022 net cash used in operating activities primarily reflected Genius’ net loss net of non-cash items of $21.8 million, offset by changes in working capital of $18.4 million. In the year ended December 31, 2021, net cash used in operating activities primarily reflected the effect of business combinations of $22.4 million, changes in working capital of $19.3 million, and the impact of Genius’ net loss net of non-cash items of $21.6 million.

Investing activities

Net cash used in investing activities was $54.8 million and $132.3 million in the year ended December 31, 2022 and 2021, respectively. In the year ended December 31, 2022, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $41.6 million, purchases of property and equipment of $6.0 million and equity investments of $8.0 million. In the year ended December 31, 2021, investing cash flows primarily reflect the acquisition of Second Spectrum, Inc, Photospire Limited and Fan Hub Media Holdings Pty Limited of $71.2 million, $24.6 million and $8.1 million respectively, combined with internally developed software costs of $26.9 million and purchases of property and equipment of $6.4 million, offset by the repayment of $4.7 million of executive loan notes.

Financing activities

Net cash used in financing activities was less than $0.1 million in the in the year ended December 31, 2022 and net cash provided by financing activities was $410.4 million in the year ended December 31, 2021, respectively. In the year ended December 31, 2021, financing cash flows included $276.3 million cash acquired as part of the merger with dMY Technology Group, Inc. II, less dMY transaction costs of $24.8 million and Genius transaction costs of $20.2 million. Concurrent with the merger, the Company issued 33,000,000 ordinary shares providing $316.8 million proceeds, net of equity issuance costs, and paid $313.2 million to redeem certain preference shares and catch-up Class B shareholders, and $97.0 million to repay the investor loan notes in full including regular mortgage repayments. Following the Merger, the Company received $254.8 million, net of issuance costs after completing an additional public offering of 13,928,447 shares.

Comparison of 2021 to 2020

For the comparison of 2021 to 2020, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021, under the subheading “Liquidity and Capital Resources”.

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

E. Critical Accounting Policies and Estimates

Genius’ consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 – Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included elsewhere in this report on Form 20-F. Genius’ critical accounting policies are described below.

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

For Betting Technology, Content and Services contracts with variable consideration associated with overages, Genius records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact Genius’ estimate of the transaction price. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

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

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares and stock options granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The fair value of equity-settled restricted share units and cash-settled restricted share units is estimated to be equal to the closing price of the Company’s common stock on each grant date. To estimate the fair value of restricted shares, stock option awards and equity-settled performance-based restricted share units, the Black-Scholes model and a Monte Carlo simulation were used to determine the fair value of grants with market-based conditions. Both the Black-Scholes model and the Monte Carlo simulation requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The risk-free interest rate is estimated using the rate of return on U.S. treasury notes with a life that approximates the expected term. The expected term assumption used in the Black-Scholes model represents the period of time that the awards are expected to be outstanding. The Company elects to recognize the effect of forfeitures in the period they occur.

The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis.

Warrants

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. See Note 13 – Derivative Warrant Liabilities below for further discussion of the Warrants.

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

Goodwill Impairment

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, “Intangibles—Goodwill and Other”.

In accordance with ASC 350, Genius performs goodwill impairment testing at least annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. The Company has a single reporting unit.

As required by ASC 350, the Company chooses either to perform a qualitative assessment or proceeds directly to the quantitative goodwill impairment test. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. If it is determined it is more likely than not that the fair value of reporting unit is less than its carrying value, a quantitative analysis is performed to identify goodwill impairment.

The Company adopted ASU 2017-04 (ASC 350 Intangibles—Goodwill) on January 1, 2018, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ audited consolidated financial statements included elsewhere in this report on Form 20-F.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following are the directors of the board and executive officers of Genius (as of the date of this filing):

Name	Age	Position
Mark Locke	43	Director and Chief Executive Officer
David Levy	60	Director and Chair of the Board
Albert Costa Centena	38	Director
Gabriele Cipparrone	47	Director and Chair of the Nominating and Governance Committee
Kimberly Bradley	54	Director and Chair of the Compensation Committee
Daniel Burns	52	Director
Kenneth J. Kay	67	Director and Chair of the Audit Committee
Niccolo de Masi	42	Director
Roxana Mirica	37	Director
Michael Messara	39	Board Observer
Steven Burton	51	Chief Partnerships Officer
Jack Davison	46	Chief Commercial Officer
Tom Russell	43	Chief Legal Officer
Campbell Stephenson	47	Chief Information Officer – employment ends January 2024
Eric Stevens	46	Chief Operating Officer
Nicholas Taylor	48	Chief Financial Officer

Directors

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke is a member of Genius’s Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s board of directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

David Levy has served as the Chair of Genius’s board of directors since April 2021. Since November 2022, Mr. Levy has been serving as Chief Executive Officer and Co-Founder of Horizon Sports & Experiences, a sports media and marking firm. Since May 2020, Mr. Levy has been a senior advisor for Arctos Partners, a private equity company focusing on passive investments in professional sports teams. From May 2015 through to October 2022, Mr. Levy served as a director of Audacy, Inc. (f/k/a Entercom Communications Corp.). From 2013 through March 2019, Mr. Levy served as President of Turner Broadcasting System, Inc. where he oversaw all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy has a B.S. from Syracuse University – Martin J. Whitman School of Management. Mr. Levy’s qualifications to serve on our board of directors include his extensive leadership experience and track record in the global sports and media industries.

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

Daniel Burns is a member of Genius’s board of directors and has served as a member of the Board of Directors of Genius Sports Group Limited since 2015. Since 2011, Mr. Burns has served as the Founder and Managing Partner of Oakvale Capital, a corporate finance boutique specializing in the gambling and gaming industries. Mr. Burns is also the owner of Carbon Group Limited, which he founded in 2006. Mr. Burns has an M.A. in Law from the University of Cambridge. Mr. Burns’ qualifications to serve on Genius’s board of directors include his significant experience in the gambling and gaming industries and his prior experience as a member of the Board of Directors of Genius Sports Group limited. Mr. Burns is a non-executive director of BOTB PLC, a small AIM listed company.

Albert Costa Centena is a member of Genius’s board of directors and has served as a member of the Board of Directors of Genius Sports Group Limited since July 2018. Mr. Costa Centena is a Principal at Apax Partners LLP, which he joined in 2010. For many years he worked in the Internet/Consumer and Tech & Telecommunications Apax Private Equity teams; he currently co-leads Apax Credit. Mr. Costa Centena started his career in the investment banking division of Morgan Stanley in the Energy & Utilities and the Media & Telecom teams and then worked at The Blackstone Group in private equity. Mr. Costa Centena’s prior equity deal experience includes Lutech, Genius Sports Group, Baltic Classifieds Group, idealista, Neuraxpharm and Takko Fashion. Mr. Costa Centena received his M.B.A. from the Wharton Business School and his B.B.A. in finance from ESADE Business School. Mr. Costa Centena’s qualifications to serve on Genius’s board of directors include his extensive and varied deal experience in the technology sector and his prior experience as a member of the Board of Directors of Genius Sports Group Limited.

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

Kenneth J. Kay is a member of Genius’s board of directors and was appointed in March 2023. He is also a member of the Board of Summit Hotel Properties, Inc. (NYSE: INN) since July 2014 and serves as chair of the Compensation Committee. Mr. Kay is a Managing Director of Raven LLC, an investment and advisory services firm located in Las Vegas, Nevada, a position he has held since co-founding the firm in 2012. From 2015 until 2022, Mr. Kay was also the Chief Financial Officer and a member of the Office of the CEO of MGM Holdings, Inc., a leading entertainment studio that was acquired by Amazon.com, Inc. in March 2022. Previously, Mr. Kay held the position of Chief Financial Officer of Las Vegas Sands Corp. (“Las Vegas Sands”) (NYSE: LVS) from 2008 to 2013, a leading global hospitality and gaming company. Prior to working for Las Vegas Sands, Mr. Kay was Senior Executive Vice President and Chief Financial Officer of CB Richard Ellis Group, Inc. (“CBRE”) (NYSE: CBG), a global commercial real estate services firm, from 2002 to 2008. Mr. Kay began his career with PricewaterhouseCoopers, and after leaving public accounting, his career included senior financial and operational roles at Ameron International, Systemed Inc., Universal Studios and, just prior to CBRE, as Chief Financial Officer of Dole Food Company, Inc. (formerly NYSE: DOLE). Mr. Kay received a B.S. degree in accounting and an M.B.A. degree from the University of Southern California. Mr. Kay is a Chartered Global Management Accountant, a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Kay’s qualifications to serve on our board of directors includes his extensive leadership positions in the gaming and hospitality sectors, his financial acumen and corporate expertise.

Roxana Mirica is a member of Genius’s board of directors. Ms. Mirica is a Partner and head of Capital Markets in Europe of Apax, having joined the firm in 2017. She is responsible for leading acquisition financing and ongoing debt and equity capital markets transactions for Apax’s portfolio companies. Prior to joining Apax, Ms. Mirica was employed by Barclays plc for nine years, most recently as Director in Leveraged Finance. Ms. Mirica holds a Bachelor of Arts in Economics and Chemistry, cum laude, from Dartmouth College. Ms. Mirica’s qualifications to serve on Genius’s board of directors include her significant transactional experience in the financing sector and her track record of success in financing transactions.

Niccolo de Masi is a member of Genius’s board of directors. Mr. de Masi is Chief Executive Officer and a director of dMY VI. Mr. de Masi is also a director of IonQ, Inc. (NYSE: IONQ), Planet Labs PBC (NYSE: PL) (“Planet Labs”), and Rush Street Interactive, Inc. (NYSE: RSI). Mr. de Masi is also the non-executive chairman of June UK Topco Jersey Limited, of which Jagex Limited is a wholly-owned indirect subsidiary and Director of dMY Squared which is a special purpose acquisition company. Mr. de Masi was a member of the board of directors of Glu Mobile, Inc. (Nasdaq: GLUU) (“Glu”), from January 2010 to April 2021, and served as chairman from December 2014 to April 2021, as interim chairman from July 2014 to December 2014 and as president and chief executive officer from January 2010 to November 2016. Mr. de Masi was the chief innovation officer at Resideo Technologies, Inc. (NYSE: REZI) from February 2019 to March 2020, a member of its board of directors from October 2018 until January 2020, and was president of products and solutions from February 2019 until January 2020. Mr. de Masi served as the president of Essential from November 2016 to October 2018. Mr. de Masi served on the board of directors of Xura and its audit committee from November 2015 until August 2016. From 2008 to 2009, Mr. de Masi led Hands-On Mobile as its chief executive officer. From 2004 to 2007, Mr. de Masi was the chief executive officer of Monstermob. Mr. de Masi serves on the Leadership Council of the UCLA Grand Challenges. Mr. de Masi received his B.A. and MSci. degrees in physics from Cambridge University. Mr. de Masi’s qualifications to serve on our board of directors include his extensive leadership experience in public technology companies, his track record in our target industries and his network of contacts in the technology sector.

Board Observer

Michael Messara was appointed as an observer of the Board in February 2023.Michael Messara is the Co-Chief Investment Officer at Caledonia (Private) Investments Pty Limited. Michael started his career in 2001 as an equity research analyst at UBS AG in Sydney. During his time at UBS, Michael covered a range of industry sectors with a particular emphasis on healthcare, media & gaming. Michael was the youngest-ever Director of UBS in Australia, heading a team of analysts covering Australian-listed companies outside the S&P/ASX 100. Michael joined Caledonia in 2006 and has since been responsible for some of Caledonia’s most successful investments. Michael attended Bond University on a Business School Scholarship and completed a Bachelor of Commerce in 2001, majoring in Finance, Accounting and Economics. Michael sits on the Board of Directors of Caledonia (Private) Investments Pty Limited and is a Non-Executive Director of Arrowfield Pastoral Company.

Executive Committee – Officers

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke is a member of Genius’s Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s board of directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

Steven Burton has served as the Chief Partnerships Officer of Genius Sports Group since June 2022 and prior thereto served in various other roles since August 2016, including as Chief Operating Officer from April 2020 to June 2022, Managing Director from February 2017 to April 2020, and Director of Integrity, Governance & Sports Partnerships from August 2016 to February 2017. Prior to joining Genius Sports Group, Mr. Burton served as a Partner and Head of Sports Data, Betting & Integrity at Couchmans LLP from September 2009 to August 2016. Mr. Burton started his career as a solicitor in the Sports Group at Hammonds, Suddards Edge (now Squire, Sanders & Dempsey) and joined the Sports Division at Addleshaw Goddard LLP as a Legal Director in 2004. Mr. Burton is a qualified solicitor in England and Wales.

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

Campbell Stephenson has served as the Chief Information Officer of Genius Sports Group since January 2020 and prior thereto served in various other roles, including as Group Chief Technology Officer from August 2017 to December 2019 and Chief Technology Officer, Genius Sports Services from May 2016 to July 2017. Prior to joining Genius Sports Group, Mr. Stephenson served in roles as the Development Director, Development Manager and Senior Developer at BetGenius, which he joined in December 2009 and which is now a Genius Sports Group company. Mr. Stephenson started his career as a consultant in the software and development industry. Mr. Stephenson’s employment with Genius will end in January 2024.

Eric Stevens has served as the Chief Operating Officer of Genius Sports Group since June 2022 and prior thereto served in various other roles, including as Group Revenue Officer from July 2019 to May 2022 and Global Sales Director from April 2019 to July 2021. Prior to joining Genius Sports Group, Mr. Stevens served in various commercial and operational roles and led major transformation and high growth initiatives at Pinewood Studios and Arts Alliance Media. He has over 20 years global experience in various other sports, media and technology companies. Eric started his career in the Washington, DC office of CEB (now Gartner) consulting primarily in the technology and media space. He holds a BA from Yale University.

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

B. Compensation

Executive Officer and Director Compensation

Compensation of Genius’s Executive Officers

The amount of compensation actually paid, and benefits in kind granted, to Genius’s executive officers in the year ended December 31, 2022 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’s home country and is not otherwise publicly disclosed by Genius.

All Executive
(U.S. dollars) (1)	Officers (USD)
Base compensation (2)	$2,533,150
Bonuses (3)	$1,207,289
Additional benefit payments (4)	$28,824
Share-Based Awards (5)	$6,625,821
Total compensation	$10,395,084

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2022 annual exchange rate of £1.00 to USD$1.249458.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2022.
(3)

With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’s Chief Executive Officer (other than those relating to the Chief Executive Officer) and in any case overseen by the Compensation Committee of the Board, and are typically awarded in tandem with Genius’s annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2021 performance and paid in May 2022. Bonuses earned in respect of 2022 performance will be paid in 2023, after the date hereof.

(4)	Additional benefits include employer pension contributions and provision of private medical insurance cover.
(5)

The share-based awards referenced above were granted in the form of restricted share units and performance share units under the Company’s 2022 Omnibus Incentive Plan. The value was determined based upon the award’s grant date fair value, determined in accordance with ASC 718. Please see the section entitled “Stock-based Compensation” in the Notes to the Consolidated Financial Statements that appear herein.

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2022 are set forth in the table above.

Compensation of Genius’s Directors

The amount of compensation paid, and benefits in kind granted, to Genius’s Directors for the year ended December 31, 2022 was $565,000, comprised of $165,000 cash based compensation and $400,000 share based compensation.

The amount of compensation paid, and benefits in kind granted, to Genius’s Directors for the year ended December 31, 2021 was $910,000, comprised of $160,000 cash based compensation and $750,000 share based compensation.

All non-executive directors are subject to a director compensation policy which applies a uniform amount of cash compensation and Company equity on an annual basis. Directors appointed to Committees receive an additional per-committee stipend. Directors performing the duty of Committee Chair or Board Chair receive an additional stipend. External advice is taken when reviewing director compensation.

While all non-executive directors are entitled to receive director compensation, some directors have elected not to accept such compensation in the 2022 year. These directors include: Mr. You (retired from Board December 2022), Mr. de Massi, Mr. Cipperone, Mr. Costa and Ms. Mirica.

Board observers do not receive any compensation or right to compensation.

Executive directors are subject to the Company’s executive compensation policies which are separate from director compensation.

In addition, pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Daniel Burns is the founder, and Genius, Mr. Burns received retainer fees of $224,902, plus VAT, for his services rendered during the fiscal year ended December 31, 2022. The retainer fees were paid in pound sterling and have been converted into U.S. dollars using the calendar year 2022 annual exchange rate of £1.00 to USD$1.249458.

Existing Share Incentive Arrangements

The share ownership of our executive officers as of December 31, 2022 is reflected in the table below.

	Unrestricted Ordinary Shares	Restricted Ordinary Shares	Total Ordinary Shares	Total Outstanding Options	Total Unvested RSUs/PSUs		% of Total Outstanding Shares
Executive Officers (7 persons)	25,800,256	3,043,010	28,843,266	47,593	1,781,762	*	14.0%

*	RSUs and PSUs are not treated as outstanding shares until they are settled in accordance with their terms.

Executive Officer and Director Compensation

Genius’s compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our officers and executive management. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation and employee equity plans, and has made such appointments during the 2022 year appointing Aon plc as its independent compensation advisor.

The compensation committee will continue to work with such advisors to regularly evaluate the compensation of our Chief Executive Officer, officers and executive officers and our non-management directors, and periodically review the implementation of our compensation philosophy and programs as a public company as set out in Genius’s governing documents. None of Genius’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but Genius’s Chief Executive Officer, Chief Governance and Compliance Officer, and Chief of Staff, are involved with compensation decisions and provide insight and recommendations to the compensation committee regarding compensation for officers and executive officers other than themselves.

Equity Compensation—Restricted Shares

Most members of Genius’s management team hold Restricted Shares, which are subject to vesting terms and provisions that apply if the relevant member of the Genius management team ceases to be employed or engaged by TopCo or any of its subsidiary undertakings (“ Leavers”) that are substantially equivalent to those set out in the Management Investment Deed and Topco’s Articles of Incorporation (subject, in the case of the Leaver provisions, to previous amendments to the provisions set out in the Management Investment Deed that were necessary to accommodate Genius’s status as a public company listed on the New York Stock Exchange). Vesting, Leaver provisions and other terms and conditions applicable to the Restricted Shares are set forth in the Genius Sports Limited 2021 Restricted Share Plan and Restricted Share Agreements under the Genius Sports Limited 2021 Restricted Share Plan (collectively, the “Restricted Share Terms”).

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

Equity Compensation—Options

Genius previously established an employee benefit trust in England for the purpose of holding the legal interest of certain Genius ordinary shares on behalf of certain employees and contractors of Topco and its direct and indirect subsidiaries from time to time (collectively, the “Beneficiaries”) under the Genius Sports Limited 2021 Option Plan (the “Genius Option Plan”).

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

Save for any Resulting Genius Shares that become allocable to Beneficiaries pursuant to the Leaver provisions in the Genius Option Plan, additional options to purchase Genius ordinary shares are not currently proposed to be granted pursuant to the Genius Option Plan. Options granted to the Beneficiaries prior to the closing of the Business Combination (the “Closing”), which collectively shall cover all of the Genius ordinary shares, will not be granted to any of Genius’s executive officers.

Equity Compensation—Restricted Stock Units and Performance Stock Units

Genius established the Genius Sports Limited 2022 Omnibus Incentive Plan (the ‘‘2022 Plan’’). Under the 2022 Plan, employees, officers and directors may be granted cash-based and share-based awards (the ‘‘Awards’’), and the 2022 Plan and the individualized Award notices and agreements issued thereunder set out (among other things) the number of Genius ordinary shares subject to the relevant Award and the vesting terms that must be satisfied before such Awards may be exercised, may vest or may otherwise be settled in whole or in part. In 2022, Genius issued Awards in the form of restricted stock units, which are subject to time vesting, and performance stock units, which are subject to performance vesting conditions (with performance vesting generally based upon achievement of per-share fair market value thresholds, as well as revenue and EBITDA thresholds).

C. Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•

the Class I directors were Harry You, Daniel Burns and Kimberly Bradley, the Class I directors will now include Kenneth Kay in place of Harry You who has retired from the Board effective as of the 2021 Annual General Meeting (December 19, 2022);

The term of the Class I directors completed as of the 2021 Annual General Meeting. Mr. Burns and Ms. Bradley stood for election as of that meeting and were re-elected in accordance with the provisions of the Company’s Governing Documents.

•	The Class II directors are Niccolo de Masi, Albert Costa Centena and David Levy; and

The term of the Class II directors will end as of the 2022 Annual General Meeting,

•	the Class III directors are Gabrielle Cipparrone, Mark Locke and Roxana Mirica.

The term of Class III directors will end as of the 2023 Annual General Meeting.

The initial term of the Class I directors expired immediately following Genius’s 2021 annual general meeting of shareholders at which directors are elected. The initial term of the Class II directors shall expire immediately following Genius’s 2022 annual general meeting of shareholders at which directors were elected. The initial term of the Class III directors shall expire immediately following Genius’s 2023 annual general meeting of shareholders at which directors are elected.

The Board has appointed an observer, Michael Messara in February 2023. Mr. Messara’s rights as an observer are limited by the Board Observer Policy agreed by the Board and provided on the Company’s website. A Board Observer does not have the right to vote on matters put before the Board.

Audit Committee

Genius has established an audit committee of the board of directors, comprised of Mr. Kay (as chair) Ms. Bradley, and Mr. de Masi. Mr. You was appointed as chair until his resignation from the Board on December 19, 2021. Mr. de Masi joined the Committee on March 26, 2022 upon Mr. Costa Centena stepping down.

As of the time of this publication, the Committee consists of Mr. Kay as committee chair and the identified financial expert by SEC rules, Ms. Bradley and Mr. de Masi. The Audit Committee is fully independent

All members of the Committee, during the 2022 year and currently, are deemed to have the requisite financial literacy, as provided by the NYSE, to sit on the Committee. Mr. Kay, Mr. You, Mr. de Masi and Ms. Bradley have been deemed to qualify as an “audit committee financial expert” as defined by applicable SEC rules and has accounting or related financial management expertise. The Genius Board has determined that Mr. Kay, Ms. Bradley, Mr. de Masi, and Mr. You were independent for Audit Committee purposes, and Mr. Costa Centena is independent for Board purposes.

Under the NYSE phase-in rules for new public companies, Genius was required to have a fully independent audit committee within one year of the effective date of its registration statement in relation to the Listing. At this time, Mr. Costa stepped down from the Committee and Mr. de Masi was appointed.

The Genius Board adopted, an audit committee charter, which details the principal functions of the audit committee, including:

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

Nominating and Corporate Governance Committee

Genius has established a nominating and corporate governance committee of the board of directors. The nominating and corporate governance committee is comprised of Gabriele Cipparrone, Daniel Burns and Kenneth Kay. Mr. Harry L. You was a member of the committee through to his retirement from the Board on December 19, 2022. The Genius Board has adopted, a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on the Genius Board and appointments of officers and executive officers. Mr. Cipparrone and Mr. Kay are, and Mr. You was during his term, independent under the applicable rules of the SEC and the NYSE.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to the Genius Board regarding, nominees for election to the board of directors and its committees;

•	evaluating the performance of the Genius Board, individual directors and management, where relevant with the Chief Executive Officer and/or the compensation committee;

•	ensuring appropriate succession plans are in place for key executive officers and the board and its committees;

•	considering, and making recommendations to the Genius Board regarding the composition of the board and its committees;

•	reviewing developments in corporate governance and ESG practices;

•	setting the board of directors’ annual governance strategy;

•	evaluating the adequacy of the corporate governance practices and reporting; and

•	developing, and making recommendations to the Genius Board regarding, corporate governance guidelines and matters.

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

Compensation Committee

Genius has established a compensation committee comprised of Kimberly Bradley as its Chair, David Levy and Gabriele Cipperone. All three members of the committee are independent under the applicable rules of the SEC and the NYSE.

The Genius Board has adopted, a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to Genius’s Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of its other officers and Executive Officers;

•	reviewing its executive compensation policies, plans and employee benefits and plans;

•	implementing and administering its incentive compensation equity-based remuneration plans;

•	assisting management in complying with its annual report disclosure requirements;

•	Monitoring and reviewing the remuneration approach for executive officers and senior management to support retention and recruitment;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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

The compensation committee engaged independent legal counsel and an independent compensation consultant in 2022. In both cases, the independence of the advisor was considered against factors specified by the NYSE and SEC and deemed both to be independent.

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

Code of Business Conduct and Ethics

Genius has posted its Code of Conduct and Ethics and intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics in this report, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with the Genius Board, any committee chairperson or the independent directors as a group by writing to the Genius Board or committee chairperson in care of Genius Sports Limited, 10 Bloomsbury Way, London, WC1A 2SL, England.

D. Employees

The Company currently has approximately 2,100 staff across 16 main locations and 6 continents, comprising over 1,600 employees and more than 500 contingent workers. We operate a network of over 2,500 data statisticians around the globe, as well as approximately 4,500 additional FIBA statisticians.

The Company’s success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. As part of this we emphasize development of a ready pipeline of ‘home- grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

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

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of December 31, 2022 is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of December 31, 2022 by:

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

The beneficial ownership of Genius is based on 215,964,762* Genius ordinary shares issued and outstanding as of March 29, 2023, including 3,327,053 Restricted Shares, 357,945 shares related to outstanding options and 4,105,949 ordinary shares held as treasury shares by a subsidiary of the Company. The expected beneficial ownership percentages set forth below do not take into account the NFL Warrants that are outstanding and may be exercisable.

Beneficial Owner	Number of Genius Shares	Approximate Percentage of Outstanding Shares (incl. mgt restricted and excluding treasury shares)*
Directors and executive officers
Mark Locke (1) (2)	20,354,480	9.4%
David Levy (1) (9)	61,495	*	*
Albert Costa Centena (1)	—	—
Gabriele Cipparrone (1)	—	—
Roxana Mirica (1)	—	—
Niccolo de Masi (3) (4)	2,400,000	1.1%
Kenneth Kay (1)	—	—
Daniel Burns (1) (5) (10)	88,844	*	*
Kimberly Bradley (1)	5,747	*	*
Nicholas Taylor (1)	1,610,846	*	*
Steven Burton (1)	1,434,096	*	*
Jack Davison (1)	1,542,891	*	*
Campbell Stephenson (1)	1,934,199	*	*
Tom Russell (1)	800,456	*	*
Eric Stevens (1)	22,405	*	*
All directors and executive officers as a group (15 persons)	30,255,459	14.0%
Other 5% shareholders
Maven TopHoldings SARL (6)	60,212,336	27.9%
Funds and Accounts Managed by Caledonia (7)	18,559,335	8.6%
NFL Enterprises, LLC (8)	15,500,000	7.2%

*	Excludes approximately 386,000 shares to be issued shortly after filing this Annual Report in connection with the Photospire Limited Share Purchase Agreement, dated as of August 16, 2021.
**	Less than 1%
(1)	The business address of this shareholder is 10 Bloomsbury Way, London, WC1A 2SL, United Kingdom.
(2)	A portion of Mr. Locke’s shares are pledged to a lender to secure obligations under a loan that represents less than 10% of the value of his shares reported on the date hereof.
(3)	The business address of this shareholder is 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144.
(4)

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

(7)

Based solely on the Schedule 13G filed by Caledonia (Private) Investments Pty Limited on February 14, 2023, (a) Caledonia (Private) Investments Pty Limited has the sole voting power and sole dispositive power with respect to 18,477,075 Genius ordinary shares and (b) the address of the principal business office of Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia.

(8)

NFL Enterprises, LLC (“NFL Enterprises”) currently holds 15,500,000 vested NFL Warrants of the Company that are exercisable within sixty (60) days of December 31, 2021. Each NFL Warrant entitles NFL Enterprises to purchase from the Company one ordinary share of the Company. Until such time as such NFL Warrants are exercised, NFL Enterprises has no economic equity interests in the Company. NFL Enterprises, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League. The business address of NFL Enterprises and NFL Ventures, L.P. is 345 Park Avenue, New York, NY 10154.

(9)	Excludes 8,333 Restricted Ordinary Shares and 51,680 Restricted Stock Units that are due to vest within 60 days.
(10)	Excludes 25,840 Restricted Stock Units that are due to vest within 60 days.

Holders

As of December 31, 2022, we had approximately 193 shareholders of record of our ordinary shares and 1 shareholder of record of our B Shares. We estimate that as of December 31, 2022, approximately 60% of our outstanding ordinary shares are held by 50 U.S. record holders and 100% of our B Shares are held by 1 U.S. record holder. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Listing. Prior to the Listing, our principal shareholder was Maven TopHoldings SARL, which held ordinary shares representing 100% of our outstanding ordinary shares prior to the Listing. Also, on April 26, 2021, pursuant to the License Agreement, NFL Enterprises was issued 18,500,000 NFL Warrants, of which 11,250,000 were vested immediately upon issuance and the balance will vest over the License Agreement’s remaining term or upon certain limited specified events and on customary terms. Each NFL Warrant entitles NFL Enterprises to purchase one Genius ordinary share (each, a “NFL Warrant Share”) for an exercise price of $0.01 per share. Each NFL Warrant was issued along with, and was stapled to, one B Share representing an economic value equal to the $0.0001 par value per share, and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of 1/10 of a vote per B share. Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius governing documents.

B. Related Party Transactions

Commitment Letter

Certain investment funds affiliated with Apax have previously provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $40.6 million as of December 31, 2021), upon the occurrence of certain events. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value.

CFL Ventures

The Company recognized revenue of $0.3 million for the year ended December 31, 2022 from CFL Ventures, in which the Company has a minority interest.

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

Post-Listing Arrangements

In connection with the Listing, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Founder Holders Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, the Founders, Genius and dMY entered into the Founder Holders Forfeiture Agreement, pursuant to which, among other things, the Founders have agreed to forfeit for no consideration up to 1,035,000 shares of dMY’s Class A common stock, par value $0.0001 (the “Class A Shares’) (which Class A Shares are issued immediately prior to the Closing upon the automatic conversion of the Class B Shares held by the Founders), in the aggregate, to the extent that the Minimum Cash (as defined in the Business Combination Agreement) is less than $415,000,000, as more fully described in the Founder Holders Forfeiture Agreement.

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

Investor Rights Agreement

At the Closing, dMY, the Founders, Maven TopHoldings SARL (“Maven”), certain shareholders who are officers and employees of TopCo, MidCo, Genius, Merger Sub and/or direct and indirect subsidiaries of TopCo (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the DMY IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) the Sponsor is entitled to designate two directors of Genius, the Sellers are entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and 6 months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement. On April 26, 2021, the Investor Rights Agreement was amended and restated by the Amended and Restated Investor Rights Agreement, pursuant to which, in addition to the above and among other things, (i) Genius will file a shelf registration statement for registration of the resale of the NFL Warrant Shares, (ii) Genius will provide NFL Enterprises customary piggyback registration rights with respect to the NFL Warrant Shares and (iii) NFL Enterprises will be subject to a customary lock-up period and certain transfer restrictions. In contemplation of the Additional Public Offering, the Company waived the applicable lock-up restrictions under the Amended and Restated Investor Rights Agreement for those selling shareholders in the Additional Public Offering who are party thereto, solely with respect to the portion of their ordinary shares offered for sale in the Additional Public Offering to the extent required to permit them to sell in the Additional Public Offering. Further, we have filed the Resale F-1 to satisfy our obligations to register the offer and sale of ordinary shares by certain of our shareholders pursuant to the Investor Rights Agreement and Subscription Agreements. The Resale F-1 was declared effective on June 1, 2021, upon which their ordinary shares have become freely tradable, subject to any applicable lock-up provisions in the Amended and Restated Investor Rights Agreement.

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

We are currently involved in the following legal proceedings. See Note 21, “Commitments and Contingencies” to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See Item 3.D “Risk Factors—Risks Related to Legal Matters and Regulations—We may be subject to future party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against us and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar claimed that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar sought injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company filed and served a defense to the claim. In addition, the Company and Football DataCo issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, and sought injunctive and monetary relief pursuant to such claims. A defense was filed and served. Trial was listed to take place in autumn 2022.

On October 10, 2022 the litigation was resolved. The resolution enables FDC to continue to license and market FDC data, in future as it determines. Genius Sports shall maintain the exclusive right to provide low latency Official FDC betting data rights through 2024. Sportradar has agreed to refrain from unofficial in-stadia scouting of Premier League, Football League, and Scottish Professional Football League matches, and has purchased a sublicense from Genius Sports for a delayed feed to be marketed as the Official FDC Secondary Feed, through 2024. The remaining terms of the settlement are confidential.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct was infringing the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company sought injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim was amended to address the effects of Brexit. BetConstruct, filed a defense, and issued a counterclaim relating to competition law. Trial was listed to take place in early part of 2024.

On December 30, 2022 the litigation was resolved. The Company and BetConstruct have agreed a settlement to resolve their legal dispute. As part of the settlement BetConstruct have agreed to purchase a multi-year license to supply Genius’ market leading data via its BetConstruct and FeedConstruct channels, with such license acknowledging Genius’s ownership of database rights. The remaining terms of the settlement are confidential.

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

B. Significant Changes

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 6,834,991 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation (including holders of 2,149,000 public warrants that elected to exercise such warrants on a cash basis), resulting cash proceeds of $6.8 million. The remaining 833,289 public warrants were exercised automatically on a cashless basis.

None of the Company’s public warrants remained outstanding and the warrants ceased trading on the New York Stock Exchange (“NYSE”). The ordinary shares will continue to be listed and trade on the NYSE under the symbol “GENI”.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Genius ordinary shares are listed on the NYSE under the symbol “GENI”.

B. Plan of Distribution

Not applicable.

C. Markets

Genius ordinary shares are listed on the NYSE under the symbol “GENI”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not required.

B. Memorandum and Articles of Incorporation

See Exhibit 2.2 to this Report for a summary of specified provisions of the Genius Governing Documents.

The board of directors has yet to approve the date of the Company’s 2023 Annual Meeting of Shareholders (the ‘‘Annual Meeting’’). The record date for shareholders entitled to notice of and to vote at the Annual Meeting has yet to be determined. Due to the fact that the Annual Meeting will be held more than 30 calendar days from the date of the Company’s 2022 Annual Meeting, the Company is providing the due date for submission of any qualified shareholder proposal or qualified shareholder nominations. The due date for such shareholder proposal or nominations is on a date yet to be determined.

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

In addition, (a) effective as of immediately prior to the Closing, each issued and outstanding Class B Share converted automatically on a one-for- one basis into Class A Shares; and (b) on the date of Closing, Merger Sub merges with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY became a wholly-owned subsidiary of Genius, (ii) each issued and outstanding unit of dMY, consisting of one Class A Share and one-third of one dMY Warrant, were automatically detached, (iii) in consideration for the acquisition of all of the issued and outstanding Class A shares of dMY (as a result of the Business Combination), Genius issued one Genius ordinary share for each dMY Class A share acquired by virtue of the Business Combination, (iv) each issued and outstanding dMY warrant to purchase a Class A Share became exercisable for one Genius ordinary share and (v) NewCo changed its name to Genius Sports Limited.

D. Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations applicable to you if you are a holder of Genius ordinary shares (other than the Sponsor or any of its affiliates), as a consequence of the ownership and disposition of Genius ordinary shares. This discussion addresses only those holders that hold Genius ordinary shares as a capital asset (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	corporations;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•	passive foreign investment companies;

•	controlled foreign corporations;

•	governments or agencies or instrumentalities thereof;

•

investors that hold Genius ordinary shares or who will hold Genius ordinary shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

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

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Genius or TopCo prior to the Business Combination, including former holders of Class A Shares that also held, directly or indirectly, equity interests in Genius or TopCo prior to the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Genius ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Genius ordinary shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of Genius ordinary shares by the partnership.

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

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Genius ordinary shares, as the case may be, that is:

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

If it were determined that Genius is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, Genius would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of Genius ordinary shares would be treated as holders of stock and warrants of a U.S. corporation.

U.S. Federal Income Taxation of U.S. Holders

Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares Dividends and Other

Distributions on Genius Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Genius ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Genius’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Genius’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Genius ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Genius ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that Genius pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Genius ordinary shares are readily tradable on an established securities market in the United States or Genius is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Genius is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Genius ordinary shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Genius ordinary share or public warrant in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Genius ordinary share or public warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Genius ordinary shares generally will be U.S.- source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of Genius ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Prospective U.S. Holders should consult their tax advisors as to the foreign tax credit implications of such sale, exchange or other taxable disposition of Genius ordinary shares.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Genius ordinary shares could be materially different from that described above if Genius is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

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

Although Genius’s PFIC status is determined annually, an initial determination that Genius is a PFIC will generally apply for subsequent years to a U.S. Holder who held Genius ordinary shares while Genius was a PFIC, whether or not Genius meets the test for PFIC status in those subsequent years.

If Genius is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Genius ordinary shares and, in the case of Genius ordinary shares, the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below under the heading “ — PFIC Elections,” for the first taxable year of Genius in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such Genius ordinary shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Genius ordinary shares (which may include gain realized by reason of transfers of Genius ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Genius ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Genius ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Genius ordinary shares;

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

PFIC Elections. In general, if Genius is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Genius ordinary shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Genius’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Genius’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Related PFIC Rules. If Genius is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Genius receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, Genius will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that Genius will have timely knowledge of the status of any such lower-tier PFIC. In addition, Genius may not hold a controlling interest in any such lower- tier PFIC and thus there can be no assurance Genius will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Genius ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules to Genius securities under their particular circumstances.

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

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of, Genius ordinary shares that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Genius ordinary shares by a Non-U.S. Holder.

Tax Consequences to Non-U.S. Holders of Ownership and Disposition of Genius Ordinary Shares

Dividends and Other Distributions on Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ — U.S. Federal Income Taxation of U.S. Holders — Possible Constructive Distributions”) received from Genius on Genius ordinary shares unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-U.S. Holder in the United States), in which case, a Non- U.S. Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares — Dividends and Other Distributions on Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Genius ordinary shares, unless either:

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

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “ — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

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

Taxation of Dividends – Individual Shareholders

A U.K. resident individual shareholders should not be subject to U.K. income tax on dividends received by such individual shareholder from Genius if the total amount of dividend income received by the individual in the tax year (including dividends from Genius) does not exceed the applicable dividend allowance, which is currently £2,000 for the tax year 2022-2023.

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

To the extent that such individual shareholder’s dividend income for the tax year exceeds the applicable dividend allowance and, when treated as the highest part of such individual shareholder’s income, falls above such individual shareholder’s personal allowance but below the basic rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend basic rate, currently 8.75%. To the extent that such dividend income falls above the basic rate limit but below the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend upper rate, currently 33.75%. To the extent that such dividend income falls above the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend additional rate, currently 39.35%.

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

State of Guernsey Tax Considerations

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

Taxation of Genius

It is the intention of the Directors to conduct the affairs of Genius so as to ensure that it is U.K. tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdom) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

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

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies”.

Changes in internal control over financial reporting

During the period covered by this Annual report, we implemented internal control over financial reporting in our recent acquisition entity, Genius Sports SS LLC, as well as across four newly implemented financially-significant systems. We also enhanced our revenue analysis and loss per share internal controls in the period.

ITEM 16.	[RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised only of independent Non-Executive Directors. During the 2022 year, the Board deemed that Mr. You, Mr. de Masi and Ms. Bradley satisfied the financial expertise requirement as defined by the SEC under Section 407 of the Sarbanes-Oxley Act. Mr. Harry You served on the Board and as the Audit Committee Chair, until his retirement from the Board on December 19, 2022.

As of the date of this report, Mr. Kenneth Kay, who for the purposes of US Sarbanes-Oxley Act of 2002 and NYSE governance requirements, is the Committee’s financial expert as defined by the SEC, is the Chair of the Audit Committee.

The Board is satisfied that the members of the Audit Committee, Ms. Bradley and Mr. De Masi are competent in financial matters and have recent and relevant experience.

ITEM 16B. CODE OF ETHICS

The Genius board has adopted a Code of Conduct, a copy of which is available on Genius’s EDGAR profile at www.sec.gov, and is available on our website at https://geniussports.com/. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Genius’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Our Code of Conduct, which cross-references the Company’s formal Conflicts of Interest Policy, includes provisions stating that individuals should avoid situations that may result in a conflict of interest. The board of directors of the Company, reviews conflicts which involve directors of the Company. During the 2022 year, the conflicts of interest policy was followed.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the years ended December 31, 2022 and 2021.

	Year Ended
	December 31, 2022	December 31, 2021
Audit Fees	$589,280	$491,825
Audit-Related Fees	122,265	89,610
Tax Fees	—	—
All Other Fees	—	—

Total Fees	$711,545	$581,435

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2022 were related to services in connection with regulatory filings.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For the purposes of NYSE rules, as a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies We summarize some of differences as follows.

Board Committee Composition—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. As a foreign private issuer, we are exempt from these requirements and may follow home country governance which does not require full independence for any committees of the Board. During the 2022 year, we did not meet the NYSE independence requirements for the Nominating and Governance Committee. The Company’s Compensation Committee and Audit Committees were comprised of entirely independent directors as of April 1, 2022.

Majority Independence— NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Our home country practice does not mandate a majority independent board of directors. In 2021, the Company’s board of directors followed home country practice, but Genius applied the NYSE six bright line test for director independence. The Board determined that they all directors were independent save for Mr. Locke who sits as the Company’s Chief Executive Officer and Mr. Burns.

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

Disclosures— The Company is not required to comply with the proxy requirements in the form and manner defined in Schedule14a.

Other home country corporate governance practices diverge from the corporate governance standards required by NYSE for domestic issuers, however, we believe our other governance practices as whole are not materially different from those required under NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Genius’s Financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

1.2	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.1	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.2	Description of Securities.*

4.1	Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II, Maven TopCo Limited, Maven MidCo Limited, Genius Sports Limited, Genius Merger Sub, Inc. and dMY Sponsor II, LLC (incorporated by reference to Exhibit 2.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020). +

4.2	Amended & Restated Investor Rights Agreement (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.3	Amendment to the Amended and Restated Investor Rights Agreement, dated as of December 31, 2022 by and among Genius Sports Limited, Mark Locke, Maven Top Holdings S.a.r.l. and dMY Sponsor II LLC*

4.4	Founder Holders Forfeiture Agreement, dated as of October 27, 2020, by and among the Founders, Genius and dMY (incorporated by reference to Exhibit 10.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.5	Founder Holders Consent Letter, dated October 27, 2020, by and among the Founders, Genius and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 10.2 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.6	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.4 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.8	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 Genius Sports Limited’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.9	Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.8 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.10	Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.9 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.11	Genius Sports Limited 2021 Option Plan (incorporated by reference to Exhibit 4.10 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.12	Form of Director Agreements (incorporated by reference to Exhibit 4.11 of Genius Sports Limited’s Shell Company Report on Form 20- F (File No. 001-40352) filed with the SEC on April 27, 2021).

8.1	Subsidiaries of the Registrant*

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**

15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED
March 30, 2023
	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors,
Genius Sports Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Genius Sports Limited (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
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
Emphasis of a Matter
As described in Note 1, the Company adopted Topic 842 as of January 1, 2022. Prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 840. Our opinion is not modified with respect to this matter.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March 30, 2023
PCAOB ID Number 100

Genius Sports Limited
Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$122,715	$222,378
Restricted cash, current	12,102	—
Accounts receivable, net	33,378	48,819
Contract assets	38,447	21,753
Prepaid expenses	28,207	24,436
Other current assets	1,668	7,297

Total current assets	236,517	324,683

Property and equipment, net	12,881	14,445
Intangible assets, net	149,248	191,219
Operating lease right of use assets	6,459	—
Goodwill	309,894	346,418
Investments	23,682	—
Restricted cash, non-current	24,203	—
Other assets	10,453	10,319

Total assets	$773,337	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,121	$19,881
Accrued expenses	56,956	55,889
Deferred revenue	41,273	29,871
Current debt	7,405	23
Derivative warrant liabilities	6,922	16,794
Operating lease liabilities, current	3,462	—
Other current liabilities	22,001	30,354

Total current liabilities	171,140	152,812

Long-term debt – less current portion	7,088	65
Deferred tax liability	15,009	16,902
Operating lease liabilities, non-current	3,284	—
Other liabilities	—	11,127

Total liabilities	196,521	180,906

Commitments and contingencies (Note 21)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	2,019	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2022 and 2021	2	2
Additional paid-in capital	1,568,917	1,461,730
Accumulated deficit	(938,953)	(757,317)
Accumulated other comprehensive loss	(55,169)	(173)

Total shareholders’ equity	576,816	706,178

Total liabilities and shareholders’ equity	$773,337	$887,084

The accompanying notes are an integral part of these consolidated finan cial
statements.

Genius Sports
Limited
Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
Revenue	$341,029	$262,735	$149,739
Cost of revenue	338,166	476,168	114,066

Gross profit (loss)	2,863	(213,433)	35,673

Operating expenses:
Sales and marketing	31,344	27,292	13,176
Research and development	29,894	26,513	11,240
General and administrative	122,829	293,168	31,623
Transaction expenses	1,668	12,886	672

Total operating expense	185,735	359,859	56,711

Loss from operations	(182,872)	(573,292)	(21,038)

Interest expense, net	(1,487)	(3,331)	(7,874)
Loss on disposal of assets	(292)	(46)	(8)
Gain (loss) on fair value remeasurement of contingent consideration	218	(19,405)	271
Change in fair value of derivative warrant liabilities	10,132	(11,412)	—
(Loss) gain on foreign currency	(8,979)	3,032	114

Total other expense	(408)	(31,162)	(7,497)

Loss before income taxes	(183,280)	(604,454)	(28,535)

Income tax (expense) benefit	(1,714)	11,701	(1,813)
Gain from equity method investment	3,358	—	—

Net loss	$(181,636)	$(592,753)	$(30,348)

Preferred share accretion	—	(11,327)	(31,870)

Net loss attributable to common stockholders	$(181,636)	$(604,080)	$(62,218)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.91)	$(4.00)	$(0.89)
Weighted average common stock outstanding:
Basic and diluted	198,939,079	150,912,333	70,040,242
The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Comprehensive Loss
(Amounts in thousands)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
Net loss	$(181,636)	$(592,753)	$(30,348)
Other comprehensive loss:
Foreign currency translation adjustments	(54,996)	(11,566)	4,153

Comprehensive loss	$(236,632)	$(604,319)	$(26,195)

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Changes in Temporary Equity and Shareholders’ Equity (Deficit)
(Amounts in thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ (Deficit) Equity
Balance at January 1, 2020	218,561,319	$318,805	1,873,423	$24	—	$—	$2,393	$(91,019)	$7,240	$(81,362)
Retroactive application of reverse capitalization	—	—	68,166,819	676	—	—	(676)	—	—	—

Balance at January 1, 2020, effect of reverse capitalization (see Note 2 – Reverse Capitalization)	218,561,319	$318,805	70,040,242	$700	—	$—	$1,717	$(91,019)	$7,240	$(81,362)
Net loss	—	—	—	—	—	—	—	(30,348)	—	(30,348)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,153	4,153
Preferred share accretion	—	31,870	—	—	—	—	—	(31,870)	—	(31,870)

Balance at December 31, 2020	218,561,319	$350,675	70,040,242	$700	—	$—	$1,717	$(153,237)	$11,393	$(139,427)

Net loss	—	—	—	—	—	—	—	(592,753)	—	(592,753)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(11,566)	(11,566)
Preferred share accretion	—	11,327	—	—	—	—	—	(11,327)	—	(11,327)
Merger recapitalization	(218,561,319)	(362,002)	9,547,104	96	—	—	49,842	—	—	49,938
Merger and PIPE financing, net of equity issuance costs of $38,215	—	—	67,498,704	675	—	—	481,182	—	—	481,857
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $9,293	—	—	13,000,000	130	—	—	237,577	—	—	237,707
Issuance of common stock in connection with business combinations	—	—	6,106,232	61	—	—	110,430	—	—	110,491
Stock-based compensation	—	—	—	—	—	—	466,306	—	—	466,306
Vesting of restricted shares	—	—	22,650,546	227	—	—	1,240	—	—	1,467
Issuance of B shares	—	—	—	—	18,500,000	2	—	—	—	2
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $583	—	—	928,447	9	—	—	17,058	—	—	17,067
Issuance of common stock in connection with warrant redemptions	—	—	3,814,350	38	—	—	96,378	—	—	96,416

Balance at December 31, 2021	—	$—	193,585,625	$1,936	18,500,000	$2	$1,461,730	$(757,317)	$(173)	$706,178

Net loss	—	—	—	—	—	—	—	(181,636)	—	(181,636)
Stock-based compensation	—	—	—	—	—	—	89,817	—	—	89,817
Vesting of shares	—	—	5,566,393	56	—	—	(56)	—	—	—
Issuance of common stock in connection with business combinations	—	—	2,701,576	27	—	—	17,425	—	—	17,452
Issuance of common shares in connection with warrant redemptions	—	—	101	—	—	—	1	—	—	1
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(54,996)	(54,996)

Balance at December 31, 2022	—	$—	201,853,695	$2,019	18,500,000	$2	$1,568,917	$(938,953)	$(55,169)	$576,816

The accompanying notes are an integral part of these consolidated financi al
statements.

Genius Sports Limited
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31	Year Ended December 31	Year Ended December 31
	2022	2021	2020
Cash Flows from operating activities:
Net loss	$(181,636)	$(592,753)	$(30,348)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	68,529	59,351	35,043
Loss on disposal of assets	292	46	8
(Gain) loss on fair value remeasurement of contingent consideration	(218)	19,405	(271)
Stock-based compensation	89,839	489,474	—
Change in fair value of derivative warrant liabilities	(10,132)	11,412	—
Non-cash interest expense, net	689	2,444	6,835
Non-cash lease expense	6,029	—	—
Gain on lease termination	(642)	—	—
Loss on lease abandonment	281	—	—
Amortization of contract cost	862	808	538
Deferred income taxes (benefit)	(113)	(13,409)	1,304
Provision for doubtful accounts	2,186	1,465	462
Gain from equity method investment	(3,358)	—	—
Loss on foreign currency remeasurement	5,577	192	464
Changes in operating assets and liabilities
Effect of business combinations	—	(22,411)	—
Accounts receivable	8,370	(25,771)	(5,508)
Contract asset	(19,491)	(11,906)	(4,030)
Prepaid expenses	(7,120)	(20,563)	(749)
Other current assets	4,986	3,350	(6,682)
Other assets	(2,122)	(1,702)	2,321
Accounts payable	15,743	9,577	(3,384)
Accrued expenses	7,147	20,858	11,930
Deferred revenue	14,939	4,050	9,021
Other current liabilities	12,519	2,218	520
Operating lease liabilities	(6,395)	—	—
Other liabilities	(10,216)	557	(401)

Net cash (used in) provided by operating activities	(3,455)	(63,308)	17,073
Cash flows from investing activities:
Purchases of property and equipment	(5,967)	(6,417)	(1,464)
Capitalization of internally developed software costs	(41,387)	(26,920)	(15,920)
Contribution to equity method investments	(7,871)	—	—
Equity investments without readily determinable fair values	(150)	—	—
Repayment of executive loan notes	—	4,738	—
Purchases of intangible assets	(196)	(25)	(1,389)
Acquisition of business, net of cash acquired	(20)	(103,871)	(3,934)
Proceeds from disposal of assets	770	176	51

Net cash used in investing activities	(54,821)	(132,319)	(22,656)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	—	276,341	—
dMY Technology Group, Inc. II transaction costs	—	(24,828)	—
Capitalization of Genius equity issuance costs	—	(20,217)	—
PIPE financing, net of equity issuance costs	—	316,800	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	—	254,774	—
Issuance of B shares	—	2	—
Preference shares payout and Incentive Securities Catch-Up Payment	—	(313,162)	—
Repayment of loans and mortgage	(21)	(96,959)	(21)
Proceeds from borrowings	—	—	10,024
Proceeds from exercise of Public Warrants	—	17,613	—
Proceeds from shareholder deposits	—	—	93

Net cash (used in) provided by financing activities	(21)	410,364	10,096
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5,061)	(4,140)	(960)
Net (decrease) increase in cash, cash equivalents and restricted cash	(63,358)	210,597	3,553
Cash, cash equivalents and restricted cash at beginning of period	222,378	11,781	8,228

Cash, cash equivalents and restricted cash at end of period	$159,020	$222,378	$11,781

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$798	$887	$1,039
Cash paid during the period for income taxes	$2,054	$3,542	$891
Supplemental disclosure of noncash investing and financing activities:
Promissory notes arising from equity method investments	$14,688	$—	$—
Issuance of common stock in connection with business combinations	$17,452	$—	$—
Preferred share accretion	$—	$11,327	$31,870
Deferred offering costs included in other current assets and accrued expenses	$—	$—	$2,093
Conversion of preference shares to common stock	$—	$69,272	$—
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$—	$(84,664)	$—
Exercise of Private Placement Warrants	$—	$65,876	$—
The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Genius Sports Limited (the “Company” or “Genius”) is a
non-cellular
company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “G
E
NI”.
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
The accompanying consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).
The consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, fair value of warrant liability, fair value estimates of derivatives, allowance for doubtful accounts, revenue recognition, fair value of contingent consideration, purchase price allocation including fair value estimates of intangible assets and goodwill, the estimated useful lives of property and equipment and intangible assets, determination of the incremental borrowing rate to calculate operating lease liabilities and capitalization of internally developed software costs. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.
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
Liquidity and Capital Resources
The Company experienced operating losses for the years ended December 31, 2022, 2021 and 2020. The Company expects to continue to incur operating losses due to the investments it intends to make to its business, including development of products. Based on anticipated spend, timing of expenditure assumptions, along with market conditions, the Company expects that its cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least one year after issuance of the accompanying consolidated financial statements. The Company may seek to raise additional funds through either equity or debt issuances to continue its investment in new product launches and related marketing initiatives and make strategic acquisitions. If the Company is unable to raise additional capital when desired and on reasonable terms, the business, results of operations, and financial condition could be adversely affected. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

Concentration of
Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains the majority of its cash balances in accounts held by major banks and financial institutions. On March 10, 2023, Silicon Valley Bank (“SVB”) became insolvent. The Company held deposits with this bank, as at December 31, 2022. The Company subsequently transferred these deposits to other group bank accounts.
No individual customer accounted for 10% or more of the Company’s accounts receivable as of December 31, 2022. As of December 31, 2021, one customer accounted for 11% of the Company’s accounts receivable.
As of December 31, 2022, one vendor accounted for 44% of the Company’s accounts payable. As of December 31, 2021, one vendor accounted for 61% of the Company’s accounts payable.
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
Restricted Cash
Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in restricted cash, current and restricted cash, non-current,
as applicable, on the consolidated balance sheets.
As of December 31, 2022, restricted cash relates to a guarantee issued by the Company that serves as collateral for certain obligations occurring in the normal course of business.
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
first-out
basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2022, 2021 and 2020. Inventory is included in other current assets in the consolidated balance sheets. As o
f Decem
ber 31, 2022 and 2021, total inventory consisted of finished goods of $0.3 million and $0.5 million, respectively.

Genius Sports Limited
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

Genius Sports Limited
Notes to Consolidated Financial Statements

Goodwill
Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, “Intangibles—Goodwill and Other”.
In accordance with ASC 350, Genius performs goodwill impairment testing at least annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. The Company has a single reporting unit.
As required by ASC 350, the Company chooses either to perform a qualitative assessment or proceeds directly to the quantitative goodwill impairment test. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. If it is determined it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative analysis is performed to identify goodwill impairment.
The Company adopted ASU
2017-04
(ASC 350 Intangibles—Goodwill) on January 1, 2018, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill is determined using a one-step
approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.
Impairment of Long-Lived Assets
Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2022, 2021 and 2020.
Leases
The Company determines whether an arrangement is or contains a lease at contract inception. The lease classification evaluation begins at the lease commencement date. The lease term used in the evaluation includes the non-cancellable
period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain.
For leases with an initial term greater than 12 months, a related lease liability is recorded on the consolidated balance sheet at the present value of future payments, discounted using the estimated fully collateralized incremental borrowing rate (discount rate) corresponding with the lease term. In addition, a right-of-use
asset is recorded as the initial amount of the lease liability, adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives.
Certain leases contain provisions that require variable payments that are passed through by the landlord, such as common area maintenance, utilities and real estate taxes (variable lease costs). Variable lease costs are expensed as incurred. Leases with an initial term of 12 months or less (short-term leases) are not recorded on the consolidated balance sheet. Short-term lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease
components as a single lease component for its office leases. The Company does not have finance leases.
As the interest rates implicit in the leases are not readily determinable, the Company uses its incremental borrowing rate corresponding with the lease term to determine the present value of future lease payments. This rate is determined based on prevailing market conditions and comparable company and credit analysis. The incremental borrowing rate is reassessed if there is a change to the lease term or if a modification occurs.
From time to time, the Company may enter into sublease agreements with third parties. The subleases generally do not relieve the Company of its primary obligations under the corresponding primary lease. As a result, the Company accounts for the primary lease based on the original assessment at lease inception. If the total remaining lease cost on the primary lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use
asset is assessed for impairment. The Company’s subleases are operating leases and the Company recognizes sublease income on a straight-line basis over the sublease term.
Prior to January 1, 2022, the Company accounted for leases under ASC 840, Leases (Topic 840), and recorded rent expense associated with its operating lease on a straight-line basis over the term of the lease.

Genius Sports Limited
Notes to Consolidated Financial Statements

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
As of December 31, 2022, the Company holds investments in CFL Ventures and one other private company. The Company held no equity method or other investments as December 31, 2021.
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
Public and Private Placement Warrants
The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. See Note 13 – Derivative Warrant Liabilities below for further discussion of the Warrants.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s financial assets and liabilities that are measured at fair value on a recurring basis under ASC 820, Fair Value Measurements and Disclosures, include warrant liabilities and contingent consideration (see Note 18 – Fair Value Measurements for details). The Company also measures certain other instruments, including stock-based compensation awards and certain assets and liabilities acquired in a business combination at fair value on a nonrecurring basis. The determination of fair value involves the use of appropriate valuation methods and relevant inputs into valuation models. The fair value of the Company’s other assets and liabilities, which qualify as financial instruments under ASC 820 approximates the carrying amounts represented in the consolidated balance sheets.
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
Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company primarily recognizes revenue from the delivery of products and services to customers in connection with the major product lines described below.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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

Genius Sports Limited
Notes to Consolidated Financial Statements

Tracking, Analytics and Video Augmentation
The Company provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game. Customers generally contract for the combined output of the tracking service and the tracking data platform under a fixed fee arrangement. Customers access the Company’s tracking data platform through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software for the tracking data platform. The Company stands ready to provide tracking services and access to the tracking data platform on a continuous basis through the hosted service over the contract term. The tracking equipment is generally leased to customers in an operating lease arrangement, with equipment rental income accounted for under the scope of ASC 842
Leases
rather than the ASC 606. Equipment rental income, if material, is disclosed separately as other revenue in Note 4 – Revenue.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
For fixed fee Betting Technology, Content and Services arrangements with variable consideration associated with overages, the Company records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact the Company’s estimate of the transaction price. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up
basis in the period in which the revisions to the estimates are made. The impact of application of catch-up
adjustments were immaterial in the periods presented.
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
During the year-ended December 31, 2022, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $0.9 million. During the year-ended December 31, 2021, the Company capitalized $1.0 million of costs to obtain contracts with customers and amortized $0.8 million. During the year-ended December 31, 2020, the Company capitalized $0.7 million of costs to obtain contracts with customers and amortized $0.5 million. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
(“ASC 718”). The Company measures the cost of stock-based awards including restricted shares, stock options, equity-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche
basis (the accelerated attribution method). The Company’s equity-classified non-employee
awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche
basis. The Company elects to recognize the effect of forfeitures in the period they occur.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. The liability is subsequently remeasured at each reporting period until settled, with compensation cost trued up for changes in fair value, pro-rated
for the portion of the requisite service period rendered.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

Recent Accounting Pronouncements
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU
2021-08
is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.
Recently Adopted Accounting Guidance
In December 2019, the FASB issued ASU
2019-12,
Income Taxes
(Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU
2019-12
is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company adopted the standard and the adoption had no material impact on the Company’s consolidated financial statements
In February 2016, the FASB issued ASU 2016-02,
Leases
. The guidance in ASU
2016-02
and subsequently issued amendments requires lessees to capitalize virtually all leases with terms of more than twelve months on the balance sheet as a right-of-use
asset and recognize an associated lease liability. The
right-of-use
asset represents the lessee’s right to use, or control the use of, a specified asset for the specified lease term. The lease liability represents the lessee’s obligation to make lease payments arising from the lease, measured on a discounted basis. Based on certain characteristics, leases are classified as financing or operating leases and their classification affects the recognition of expense in the income statement. Lessor accounting remains largely unchanged, other than certain targeted improvements intended to align lessor accounting with the lessee accounting model and with the updated revenue recognition guidance.
The Company adopted the new standard on January 1, 2022 using the modified retrospective approach by recognizing and measuring leases without revising comparative period information or disclosures. The Company elected the transition package of practical expedients permitted within the standard, which allowed the Company to carry forward assessments on whether a contract was or contains a lease, historical lease classification and initial direct costs for any leases that existed prior to adoption date.
On the adoption date, the Company recorded operating
right-of-use
assets of $18.4 million, including an offsetting lease incentive of $1.1 million, along with associated operating lease liabilities of $
19.5

million.
Note 2. Reverse Capitalization
On April 20, 2021, the Merger was consummated.
Pursuant to the Business Combination Agreement, at Closing, the Company underwent a pre-closing
reorganization wherein all existing classes of shares of Maven Topco (except for certain preference shares which were redeemed and cancelled as part of the reorganization) were exchanged for newly issued ordinary shares of the Company (“Genius ordinary shares”). Additionally, solely with respect to the Incentive Securities (defined below in Note 17 –
Stock-based Compensation
) of Maven Topco that were unvested prior to such reorganization and because the holders of such shares executed and delivered support agreements agreeing to the vesting and restrictions provisions therein, such shares were exchanged for the Company’s restricted shares. See Note 17 –
Stock-based Compensation
.
Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) dMY’s issued and outstanding shares of Class B shares have converted automatically on a one-for-one
basis into Class A shares; and (b) Genius Merger Sub, Inc, a whole-owned subsidiary of the Company, has merged with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY has become a wholly-owned subsidiary of the Company; (ii) each issued and outstanding unit of dMY, consisting of one Class A share and one-third
of one warrant were automatically detached, (iii) each issued and outstanding Class A share was converted into the right to receive one Genius ordinary share; (iv) each issued and outstanding dMY warrant to purchase a share of dMY Class A common stock have become exercisable for one Genius ordinary share. Additionally, pursuant to the Business Combination Agreement, certain dMY shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,296 shares of dMY common stock for gross redemption payments of $12,966.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

The Merger was accounted for as a reverse capitalization in accordance with US GAAP. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes and the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. See “Basis of Presentation and Principles of Consolidation” in Note 1 -–
Description of Business and Summary of Significant Accounting Policies
for further details. In connection with the Merger, the Company raised gross proceeds of $606.3 million including the contribution of $276.3 million of cash held in dMY’s trust account from its initial public offering and gross proceeds from PIPE Investment of $330 million less issuance costs of $13.2 million.
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
In connection with the Merger, the Company incurred direct and incremental transaction costs of approximately $20.2 million associated with equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in
capital as a reduction of proceeds in the consolidated statements of changes in temporary equity and shareholders’ equity (deficit).
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

(1)
Includes 79,587,346 Genius ordinary shares converted from existing classes of shares of Maven Topco and 20,550,431 Genius ordinary shares related to vested rollover Incentive Securities. See Note 17 – Stock-based Compensation for further details.

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
(2)
Represents the issuance of 4.7 million shares of the Company’s common stock at June 15, 2021 closing price of $17.74 per share to the former Second Spectrum shareholders. See Note 18 – Fair Value Measurements for details of additional shares issuance of 2.7 million shares on February 2, 2022 and additional 1.7 million shares to be issued in 2023 to the sellers that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(3)
Includes $3.5 million cash settlement of Second Spectrum’s vested outstanding stock options as of June 15, 2021 associated with the pre-acquisition
services provided by former Second Spectrum shareholders.

Genius Sports Limited
Notes to Consolidated Financial Statements

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

(1)	Includes customer relationships of $31.0 million with a useful life of 3 years and trademarks of $2.8 million with a useful life of 15 years
Goodwill is primarily attributed to expected growth in new contracted customer contracts, new technologies anticipated from the acquisition and the assembled workforce of Second Spectrum. The goodwill acquired will not generate amortization deductions for income tax purposes.
Unaudited Pro Forma Information
The following unaudited pro forma financial information presents combined results of operations for the period presented as if the acquisition of Second Spectrum had occurred on January 1, 2020 (in thousands):

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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
(F2P) games and fan engagement solutions and provides a suite of technology solutions built around three core service offerings: games, betting and social activation. The Company included the financial results of FanHub in the consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.4 million in the second quarter of fiscal year 2021 in connection with the acquisition of FanHub which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.0 million of newly acquired intangible assets including Technology and Marketing Products and $20.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s consolidated financial statements.
Spirable Acquisition
On August 17, 2021, the Company acquired all outstanding equity interests in Photospire Limited (“Spirable”) for an aggregate consideration transferred of $43.5 million including cash, equity and contingent consideration of $27.2 million, $9.7 million and $6.6 million, respectively. Spirable, based in London, United Kingdom, is a leading creative performance platform that allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The Company incurred transaction costs of $2.8 million in the third quarter of fiscal year 2021 in connection with the acquisition of Spirable which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.8 million of newly acquired intangible assets including Technology and Marketing Products and $30.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition is not material to the Company’s consolidated financial statements. In the year ended December 31, 2022, the Company recorded $3.2 million gain from fair value remeasurement of contingent consideration.
Note 4. Revenue
Disaggregation of Revenues
Revenue by Major Product Lines
The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the consolidated statements of operations. Revenue for the Company’s major product lines consists of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
Revenue by Product Lines
Betting Technology, Content and Services	$209,251	$177,201	$110,618
Media Technology, Content and Services	82,698	48,312	23,055
Sports Technology and Services	49,080	37,222	16,066

Total	$341,029	$262,735	$149,739

Genius Sports Limited
Notes to Consolidated Financial Statements

Revenue by Geographic Market
Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
Revenue by geographical market:
Europe	$184,128	$175,731	$119,393
Americas	132,924	69,278	20,419
Rest of the world	23,977	17,726	9,927

Total	$341,029	$262,735	$149,739

In the year ended December 31, 2022, the United States of America, Gibraltar and Malta represented 32%, 13% and 11% of total revenue, respectively. In the year ended December 31, 2021, the United States of America, Malta, Gibraltar and the United Kingdom represented 20%, 14%, 13% and 13% of total revenue, respectively. In the year ended December 31, 2020, Malta, Gibraltar and the United Kingdom represented 16%, 15% and 13% of total revenue, respectively.
Revenues by Major Customers
One customer accounted for more than 10% of revenue in the year ended December 31, 2022. No customers accounted for 10% or more of revenue in the years ended December 31, 2021 and 2020, respectively.
Revenue from Other Sources
For the years ended December 31, 2022 and 2021, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.
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
Revenue allocated to remaining performance obligations was $440.2 million as of December 31, 2022. The Company expects to recognize approximately 55% in revenue within one year, and the remainder in the next 13 – 114 months.
During the year ended December 31, 2022, the Company recognized revenue of $58.6 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.
Contract Balances
The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 6 –
Accounts Receivable, Net
), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.
As of December 31, 2022, the Company had $38.4 million of contract assets and $41.3 million of contract liabilities, recognized as deferred revenue. As of December 31, 2021, the Company had $21.8 million of contract assets and $29.9 million of contract liabilities, recognized as deferred revenue. As of December 31, 2020, the Company had $10.1 million of contract assets and $26.0 million of contract liabilities, recognized as deferred revenue.

Genius Sports Limited
Notes to Consolidated Financial Statements

The $16.7
 million increase in contract assets as compared to the balance of $21.8 million as of December 31, 2021 is due to the increase in Media Technology, Content and Services revenues. The $
11.4
 million increase in deferred revenue as compared to the balance of $29.9 million as of December 31, 2021 is primarily due to cash payments received or due in advance of satisfying performance obligations, which were in the ordinary course of business.
The Company recognized revenue of $27.8 million, $
26.0 million and $16.0
 million in the years ended December 31, 2022, 2021 and 2020, respectively from the deferred revenue beginning balance in each period.
Note 5. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash as of December 31, 2022 and December 31, 2021 are as follows (in thousands):

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	$122,715	$222,378
Restricted cash, current and non-current	36,305	—

Cash, cash equivalents and restricted cash	$159,020	$222,378

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £30.0 million ($36.3 million as of December 31, 2022). See Note 21 – Commitments and Contingencies.
Note 6. Accounts Receivable, Net
As of December 31, 2022, accounts receivable, net consisted of accounts receivable of $35.9 million less allowance for doubtful accounts of $2.5 million. As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $50.1 million less allowance for doubtful accounts of $1.3 million.
Allowance for doubtful accounts is as follows (in thousands):

	As of December 31,	As of December 31,
	2022	2021
Balance, beginning of period	$1,312	$1,270
Increase in provision	3,763	1,726
Write-offs, net of recoveries	(2,421)	(1,672)
Foreign currency translation adjustments	(168)	(12)

Balance, end of period	$2,486	$1,312

Note 7. Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):

	As of December 31,	As of December 31,
	2022	2021
Buildings	$2,178	$2,451
IT Equipment	23,124	20,571
Furniture and fixtures	1,617	1,821
Other equipment	34	38

Total property and equipment	$26,953	$24,881

Less: accumulated depreciation	14,072	10,436

Property and equipment, net	$12,881	$14,445

Depreciation expense related to property and equipment was $4.8 million, $3.0 million, and $1.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 8. Goodwill
Changes in the carrying amount of goodwill for the periods presented in the accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2020	$200,624
Goodwill acquired (1)	152,421
Effect of currency translation remeasurement	(6,627)

Balance as of December 31, 2021	$346,418
Goodwill acquired (2)	20
Effect of currency translation remeasurement	(36,544)

Balance as of December 31, 2022	$309,894

(1)	Includes a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021 for the Second Spectrum acquisition
(2)	Working capital adjustment in the first quarter of fiscal year 2022 for the FanHub acquisition
For the year ended December 31, 2021, the carrying amount of goodwill increased by $20.5 million due to the FanHub acquisition, $101.4 million due to the Second Spectrum acquisition, and $30.5 million due to the Spirable acquisition. (See Note 3 –
Business Combinations.
)
No impairment of goodwill was recognized for the years ended December 31, 2022, 2021 and 2020.
Note 9. Intangible Assets, Net
Intangible assets subject to amortization as of December 31, 2022 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	6	$63,748	$27,508	$36,240
Marketing products	7	56,178	23,570	32,608
Technology	1	100,999	70,312	30,687
Capitalized software	2	103,568	53,855	49,713

Total intangible assets		$324,493	$175,245	$149,248

Intangible assets subject to amortization as of December 31, 2021 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	7	$71,266	$23,625	$47,641
Marketing products	6	62,803	12,786	50,017
Technology	2	112,698	54,811	57,887
Capitalized software	2	70,494	34,820	35,674

Total intangible assets		$317,261	$126,042	$191,219

Amortization expense was $63.8 million, $56.3 million, and $33.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

As of December 31, 2022, expected amortization of intangible assets
for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2023	$63,224
2024	37,779
2025	15,346
2026	7,926
2027	7,926
Thereafter	17,047

Total	$149,248

Note 10. Investments
Investments as of December 31, 2022 and December 31, 2021 are as follows (in thousands):

	December 31,	December 31,
	2022	2021
Equity method investments	$23,548	$—
Equity investments without readily determinable fair values	134	—

Total investments	$23,682	$—

Equity method investments
CFL Ventures
On December 10, 2021, the Company announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius Sports will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the English Premier League and NFL Enterprises LLC (“NFL”), among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL have also agreed that Genius Sports will acquire a 6.2% minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.
In assessing the Company’s minority equity interest in CFL Ventures, the Company has determined it has significant influence over the entity despite holding an equity interest of less than 20%.
The Company recorded a gain from equity method investment in CFL Ventures of $3.4 million for the year ended December 31, 2022.
The Company did not hold any equity method investments as of December 31, 2021.
Equity Investments without Readily Determinable Fair Values
In January 2022, the Company made an equity investment of $0.2 million in
non-marketable
securities of a private company. The investment does not have a readily determinable fair value. The Company has elected to use the measurement alternative for equity investments that do not have readily determinable fair values. Under the alternative, the Company has measured the investment at cost, less impairment.
The Company will reassess at each reporting period whether the equity investment without a readily determinable fair value qualifies to be measured using the cost, less impairment alternative. When the equity investment has a readily determinable fair value, it will be measured at fair value through net income.
As of December 31, 2022, the equity investment remains measured at cost, less impairment. No increase or decrease has been recognized during the year ended December 31, 2022.
The Company did not hold any equity investments without readily determinable fair values as of December 31, 2021.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 11. Other Assets
Other assets (current and long-term) as of December 31, 2022 and December 31, 2021 are as follows (in thousands):

	December 31,	December 31,
	2022	2021
Other current assets:
Non-trade receivables	$1,385	$6,767
Inventory	283	530

Total other current assets	$1,668	$7,297

Other assets:
Security deposit	$1,364	$4,059
Corporate tax receivable	5,472	3,886
Sales tax receivable	1,779	623
Contract costs	1,838	1,751

Total other assets	$10,453	$10,319

Note 12. Debt
The following table summarizes outstanding debt balances as of December 31, 2022 and December 31, 2021 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	December 31, 2022	December 31, 2021
Genius Sports Italy Srl Mortgage	December 2010	December 2025	2.5%	$62	$88
Promissory Notes	January 2022	January 2023 to January 2024	4.7%	14,431	—

				$14,493	$88
Less current portion of debt				(7,405)	(23)

Non-current portion of debt				$7,088	$65

Genius Sports Italy Srl Mortgage
On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to $0.1 million as of December 31, 2022, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.
Promissory Notes
As part of the equity investment in CFL Ventures, the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars, equivalent to $14.4 million as of December 31, 2022. The Company has determined an effective interest rate of 4.7%. The promissory notes incur no cash interest, and mature on January 1, 2023 and January 1, 2024. As of December 31, 2022, the estimated fair value of the promissory notes approximates the carrying value.
Secured Overdraft Facility
The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of December 31, 2022 and December 31, 2021, the Company had no outstanding borrowings under its lines of credit.

Interest Expense
Interest expense was $1.5 million, $3.4 million, and $8.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Debt
Maturities
Expected future payments for all borrowings as of December 31, 2022 are as follows:

Fiscal Period:	(in thousands)
2023	$7,405
2024	7,070
2025	18
2026	—
2027	—
Thereafter	—

Total payment outstanding	$14,493

Note 13. Derivative Warrant Liabilities
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
No
 fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a)
30
 days after the completion of a Business Combination or (b)
12
 months from the closing of the IPO. The Public Warrants have an exercise price of $
11.50
 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand. In the year ended December 31, 2022,
101
 Public Warrants were exercised at a price of $
11.50
 per share, resulting in proceeds of less than $
0.1
 million, and the issuance of

 shares of Common Stock. As of December 31, 2022,
7,668,280
 Public Warrants remained outstanding. As of December 31, 2021, 7,668,381 Public Warrants remained outstanding.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable
so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On September 15, 2021, the Private Placement Warrants were exercised in full on a cashless basis, resulting in the issuance of 2,282,759 shares of Common Stock. None of the Private Placement Warrants were outstanding as of December 31, 2022 and 2021.
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
For the year
s
ended December 31, 2022 and 2021, a gain of $10.1 million and a loss of $11.4 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s consolidated statements of operations, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 14. Other Liabilities
Other liabilities (current and long-term) as of December 31, 2022 and December 31, 2021 are as follows (in thousands):

	December 31,	December 31,
	2022	2021
Other current liabilities:
Other payables	$3,667	$2,839
Deferred consideration	7,605	5,675
Contingent consideration	10,729	21,840

Total other current liabilities	$22,001	$30,354

Other liabilities:
Deferred consideration	$—	$4,595
Contingent consideration	—	6,532

Total other liabilities	$—	$11,127

Note 15. Common Shares
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
As of December 31, 2022, the Company had unlimited Common Shares authorized and 201,853,695 shares issued and outstanding. As of December 31, 2021, the Company had unlimited Common Shares authorized and 193,585,625 shares issued and outstanding.
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
As of December 31, 2022 and 2021, the Company had 22,500,000 B Shares authorized and 18,500,000 B Shares issued and outstanding.
Note 16. Loss Per Share
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

Genius Sports Limited
Notes to Consolidated Financial Statements

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2022, 2021 and 2020 is as follows (in thousands except share and per share data):

	Year ended December 31,
	2022	2021	2020
Net loss – basic and diluted	$(181,636)	$(592,753)	$(30,348)
Preferred share accretion	—	(11,327)	(31,870)

Net loss attributable to common stockholders – basic and diluted	$(181,636)	$(604,080)	$(62,218)
Basic and diluted weighted average common stock outstanding	198,939,079	150,912,333	70,040,242

Loss per share attributable to common stockholders – basic and diluted	$(0.91)	$(4.00)	$(0.89)

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
The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year ended December 31,
	2022	2021	2020
Stock options to purchase common stock	357,945	436,238	—
Unvested restricted shares	3,417,484	8,889,155	—
Public and private placement warrants to purchase common stock	7,668,280	7,668,381	—
Unvested equity-settled restricted share units	2,719,136	—	—
Unvested equity-settled performance-based restricted share units	1,849,942	—	—
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000	—
Preference shares	—	—	218,561,319
Incentive Securities	—	—	31,168,684

Total	34,512,787	35,493,774	249,730,003

Note 17. Stock-based Compensation
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
Second Spectrum Restricted Shares
On June 15, 2021, as part of the Company’s acquisition of Second Spectrum (See Note 3 –
Business Combinations
), the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50
% to be vested on each of December 31, 2021 and December 31, 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $
17.74 as of the grant date on June 15, 2021.
A summary of the Company’s overall restricted shares activities for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2021	8,889,155	$8.44
Forfeited	(114,305)	$7.78
Vested	(5,357,366)	$9.13

Unvested restricted shares as of December 31, 2022	3,417,484	$7.39

The compensation cost recognized for the restricted shares during the years ended December 31, 2022, 2021 and 2020 was $42.3 million, $244.8 million, and zero, respectively.
As of December 31, 2022, total unrecognized compensation cost related to the restricted shares was $6.4 million and is expected to be recognized over a weighted-average service period of 1.2 years.

Genius Sports Limited
Notes to Consolidated Financial Statements

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
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 5 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 5 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
A summary of the Company’s options activity for the year ended December 31, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2021	436,238	$10.00	4.30	$—
Forfeited	(78,293)	$10.00

Outstanding as of December 31, 2022	357,945	$10.00	3.30	$—
Exercisable as of December 31, 2022	160,363

Unvested as of December 31, 2022	197,582
The compensation cost recognized for options during the years ended December 31, 2022, 2021 and 2020 was $0.8 million, $1.4 million and zero, respectively. The total fair value of options that vested during the year ended December 31, 2022 was $1.1 million.
As of December 31, 2022, the Company had $1.4 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 2.0 years.
2022 Employee Incentive Plan
The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.
On April 5, 2022 (“Grant Date”), the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

Genius Sports Limited
Notes to Consolidated Financial Statements

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.
Equity-settled Restricted Share Units
The estimated Grant Date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.
A summary of the Company’s Equity-settled Restricted Share Units activity for the year ended December 31, 2022 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2021	—
Granted	3,364,333	$4.08
Forfeited	(436,170)	$4.26
Vested	(209,027)	$3.23

Unvested RSUs as of December 31, 2022	2,719,136	$4.12

The compensation cost recognized for RSUs during the year ended December 31, 2022 was $4.5 million and zero for the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2022, the Company had $7.4 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.
Cash-settled Restricted Share Units
Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured
at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the consolidated balance sheets of less than $0.1 million as of December 31, 2022.
The estimated Grant Date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.
A summary of the Company’s Cash-settled RSUs activity for the year ended December 31, 2022 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2021	—
Granted	17,819	$4.27

Unvested Cash-settled RSUs as of December 31, 2022	17,819	$4.27

The compensation cost recognized for Cash-settled RSUs during the year ended December 31, 2022 was less than $0.1 million and zero for the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2022, the Company had less than $0.1 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.
Equity-settled Performance-Based Restricted Share Units
The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement the performance goals, but remain subject to vesting for the full three-year service period.

Genius Sports Limited
Notes to Consolidated Financial Statements

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.
The estimated Grant Date fair value of the Company’s PSUs subject to a market condition under the 2022 Employee Incentive Plan was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	2.7	years
Common stock price (2)	$4.27
Volatility (3)	70.0%
Risk-free rate (4)	2.6%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 2.7 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 2.7 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
A summary of the Company’s PSUs activity for the year ended December 31, 2022 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU

Unvested PSUs as of December 31, 2021	—
Granted	1,955,072	$3.53
Forfeited	(105,130)	$3.54

Unvested PSUs as of December 31, 2022	1,849,942	$3.53

The compensation cost recognized for PSUs during the year ended December 31, 2022 was $2.2 million and zero for the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2022, the Company had $4.4 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.
A summary of the Company’s warrants activity for the year ended December 31, 2022 is as follows:

Number of Warrants
Outstanding as of December 31, 2021	18,500,000

Outstanding as of December 31, 2022	18,500,000

The cost recognized for the warrants during the years ended December 31, 2022 and 2021 was $40.1 million and $243.2 million, respectively and zero for the year ended December 31, 2020. As of December 31, 2022, the Company had $5.9 million of unrecognized stock-based compensation expense related to the warrants. The warrants vest over a three-year period and the cost is expected to be recognized over a weighted-average period of 0.3 years. 4,250,000 warrants vested in the year ended December 31, 2022.
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
Outside of retirement from the Company at the statutory retirement age and any other circumstance in which the Company’s remuneration committee exercised its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it was not probable that any participants would reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimated that holders of Incentive Securities would forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for the Incentive Securities for the period from January 1, 2021 to the Closing on April 20, 2021.
There were no Incentive Securities granted during the period from January 1, 2021 to April 20, 2021. On April 20, 2021, all Incentive Securities were converted to restricted shares pursuant to the Business Combination Agreement. There were no Incentive Securities outstanding as of December 31, 2022.

Genius Sports Limited
Notes to Consolidated Financial Statements

Stock-based Compensation Summary
The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020

Cost of revenue	$40,639	$243,512	$—
Sales and marketing	2,896	3,546	—
Research and development	1,980	4,670	—
General and administrative	44,323	237,746	—

Total	$89,838	$489,474	$—

Note 18. Fair Value Measurements
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
The change in the fair value of the derivative warrant liabilities is summarized as follows (in thousands):

	Public Warrants	Private Placement Warrants	Total

Initial measurement at April 20, 2021	$52,638	$32,026	$84,664
Change in fair value	(22,733)	34,145	11,412
Exercise of warrants	(12,928)	(65,876)	(78,804)
Foreign currency translation adjustments	(183)	(295)	(478)

Derivative warrant liabilities at December 31, 2021	$16,794	$—	$16,794
Change in fair value	(10,132)	—	(10,132)
Foreign currency translation adjustments	260	—	260

Derivative warrant liabilities at December 31, 2022	$6,922	$—	$6,922

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

Genius Sports Limited
Notes to Consolidated Financial Statements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 (in thousands):

Description	Level 1	Level 2	Level 3	Total

Liabilities:
Public Warrants	$6,922	$—	$—	$6,922
Contingent Consideration	—	5,990	4,739	10,729

Total liabilities	$6,922	$5,990	$4,739	$17,651

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 (in thousands):

Description	Level 1	Level 2	Level 3	Total

Liabilities:
Public Warrants	$16,794	$—	$—	$16,794
Contingent Consideration	—	20,532	7,840	28,372

Total liabilities	$16,794	$20,532	$7,840	$45,166

Genius Sports Limited
Notes to Consolidated Financial Statements

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

	2022	2021

Beginning balance – January 1	$28,372	$2,302
Additions (1)	—	6,615
Issuance of shares (2)	(17,452)	—
(Gain) loss on fair value remeasurement of contingent consideration (3)	(218)	19,405
Foreign currency translation adjustments	27	50

Ending balance – December 31	$10,729	$28,372

(1)
Additions during the year ended December 31, 2021 represent contingent consideration liabilities arising from the Spirable acquisition (refer to Note 3 – Business Combinations) in the third quarter of 2021.

(2)
On February 2, 2022, the Company issued 2,701,576 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(3)
(Gain) loss on fair value remeasurement of contingent consideration mainly consist of an increase in the obligation to the former management shareholders of Second Spectrum as the lock-up
period expired on December 31, 2021 and December 31, 2022. Pursuant to the terms and conditions of the business combination agreement with Second Spectrum, the Company issued an additional 2,701,576 shares of the Company’s common stock to the former Second Spectrum shareholders in the first quarter of fiscal year 2022 and will issue an additional
1,677,920
shares of the Company’s common stock to the former Second Spectrum shareholders in early 2023.

As of December 31, 2022, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.
Note 19. Income Taxes
The U.K. and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020

U.K.	$(137,973)	$(326,206)	$(26,846)
Foreign	(45,307)	(278,248)	(1,689)

Loss before income taxes	$(183,280)	$(604,454)	$(28,535)

The components of the Company’s income tax (benefit) expense consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020

Current:
U.K.	$—	$—	$—
Foreign	1,827	1,708	47

Current tax expense	1,827	1,708	47

Deferred:
U.K.	—	(13,618)	1,650
Foreign	(113)	209	116

Deferred tax expense (benefit)	(113)	(13,409)	1,766

Total	$1,714	$(11,701)	$1,813

Genius Sports Limited
Notes to Consolidated Financial Statements

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate of 19.0% is as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020

U.K. provision at statutory rate	19.0%	19.0%	19.0%
Expenses not deductible for tax purposes	3.4	(1.6)	0.9
Return to provision	—	(0.4)	—
Non-deductible interest expense	—	—	(3.6)
Stock based compensation	—	(19.7)	2.6
Transaction cost adjustment	—	—	(1.4)
Tax rate change	—	0.3	—
Foreign rate difference	7.7	5.3	—
Change in valuation allowance	(31.1)	(0.9)	(21.6)

Effective tax rate	(1.0)%	2.0%	(4.1)%

The Company’s effective tax rates differ from the U.K. statutory rate primarily due to the change in valuation allowance, and expenses not deductible for tax purpose.
The Company’s deferred income tax assets and liabilities as of December 31, 2022 and 2021 are as follows (in thousands):

	Year Ended December 31,	Year Ended December 31,
	2022	2021

Deferred tax assets:
Net operating loss carry forward	$95,735	$48,031
Property and equipment	(70)	(78)
Stock-based compensation	135,837	—
Other	269	180

Deferred tax assets before valuation allowance	231,771	48,133
Valuation allowance	(207,657)	(19,059)

Deferred tax assets, net of valuation allowance	24,114	29,074

Deferred tax liabilities:
Outside basis difference	1,816	2,034
Intangible assets	37,307	43,942

Deferred tax liabilities	39,123	45,976

Net deferred tax assets (liabilities)	$(15,009)	$(16,902)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its net deferred tax assets of $207.7 million as of December 31, 2022 and a valuation allowance on its net deferred tax assets of $19.1 million as of December 31, 2021.
As of December 31, 2022, the Company had $298.0 million of U.K. net operating loss carryforwards available to reduce future taxable income. All of the U.K. net operating losses will be carried forward indefinitely for U.K. tax purposes. As of December 31, 2022, the Company had $75.7 million of overseas net operating loss carryforwards available to reduce future taxable income. Overseas net operating losses will be carried forward indefinitely for the tax purposes in each jurisdiction.
The Company had no uncertain tax positions for the years ended December 31, 2022 and 2021.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 20. Operating Leases
The Company leases office and data center facilities under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2022, the Company’s lease agreements typically have terms not exceeding five years.
Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are as follows for the year ended December 31, 2022 (in thousands):

Year Ended December 31,
2022
Operating lease cost	$5,722
Short term lease cost	444
Variable lease cost	265
Sublease income	(1,406)

Total lease cost	$5,025

Other information related to leases for the year ended December 31, 2022 are as follows (in thousands):

Year Ended December 31,
2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$6,395
Right-of-use assets obtained in exchange for new operating lease liabilities	46
Weighted-average remaining lease term (in years):
Operating leases	2.3
Weighted-average discount rate:
Operating leases	1.3%
The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.
As of December 31, 2022, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2023	$3,526
2024	2,192
2025	885
2026	232
2027	—
Thereafter	—
Total minimum lease payments	6,835
Less: Imputed interest	(89)

Present value of lease liabilities	$6,746

In fiscal year 2022, the Company undertook a review of its property portfolio in light of post-COVID-19
pandemic working patterns and trends. Given the shift towards flexible working, whereby employees are spending less time in the office, the Company targeted office space as a cost-savings opportunity for the consolidated group. As a result, the Company terminated a number of leases during the year-ended December 31, 2022.

Genius Sports Limited
Notes to Consolidated Financial Statements

During the year ended December 31, 2022, the Company terminated five leases
. The impact of the lease terminations was as follows (in thousands):

Year Ended December 31,
2022
Lease termination fees	$2,045
Right-of-use assets derecognized upon lease termination	4,628
Lease liabilities derecognized upon lease termination	5,267
Gain recognized upon lease termination	642
In addition to the lease terminations, in the third quarter, the Company decided to abandon a portion of a lease before the end of the lease term. The Company abandoned the portion of the impacted lease by September 30, 2022, resulting in the right-of-use
asset allocated to the abandoned portion being amortized to its salvage value of zero. The amount of accelerated amortization recognized in the consolidated statement of operations for the year ended December 31, 2022, was $0.3 million
.
The lease termination fees, gain upon lease termination and accelerated amortization from the lease abandonment are allocated and recorded in cost of revenue, sales and marketing, research and development and general and administrative on the consolidated statement of operations for the year ended December 31, 2022.
Disclosures Related to Periods Prior to Adoption of ASC 842
Total rent expense related to operating leases for the years ended December 31, 2021, and 2020 was $5.1 million and $2.9 million, respectively. Sublease income was $2.2 million
and $1.3

million
for the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2021, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

(in thousands)
2022	$6,870
2023	5,757
2024	4,466
2025	1,366
2026	—
Thereafter	—

Total	$18,459

Note 21. Commitments and Contingencies
Sports Data License Agreements
The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of December 31, 2022, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2023	$121,797
2024	115,429
2025	40,688
2026	17,918
2027	12,000
Thereafter	21,178

Total	$329,010

Genius Sports Limited
Notes to Consolidated Financial Statements

Purchase Obligations
The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $15.4 million as of December 31, 2022, with approximately $11.3 million due within one year and the remaining due by 2025.
General Litigation
From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by individuals, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.
BetConstruct Litigation
On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct was infringing the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company sought injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim was amended to address the effects of Brexit. BetConstruct, filed a defense, and issued a counterclaim relating to competition law. Trial was listed to take place in early part of 2024.
On December 30, 2022 the litigation was resolved. The Company and BetConstruct have agreed a settlement to resolve their legal dispute. As part of the settlement BetConstruct have agreed to purchase a multi-year license to supply Genius’ market leading data via its BetConstruct and FeedConstruct channels, with such license acknowledging Genius’s ownership of database rights. The remaining terms of the settlement are confidential.
Sportradar Litigation
On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar claimed that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.
Sportradar sought injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company filed and served a defense to the claim. In addition, the Company and Football DataCo issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, and sought injunctive and monetary relief pursuant to such claims. A defense was filed and served. Trial was listed to take place in autumn 2022.
On October 10, 2022 the litigation was resolved. The resolution enables FDC to continue to license and market FDC data, in future as it determines. Genius Sports shall maintain the exclusive right to provide low latency Official FDC betting data rights through 2024. Sportradar has agreed to refrain from unofficial in-stadia
scouting of Premier League, Football League, and Scottish Professional Football League matches, and has purchased a sublicense from Genius Sports for a delayed feed to be marketed as the Official FDC Secondary Feed, through 2024. The remaining terms of the settlement are confidential.

Genius Sports Limited
Notes to Consolidated Financial Statements

Bank Letters of Credit and Guarantees
In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company previously had bank guarantees with Barclays Bank PLC. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value, resulting in the Company recognizing restricted cash of £30.0 million ($36.3 million) as of December 31, 2022.
The Company has not recorded any liability in connection with these bank guarantee arrangements. Based on historical experience and information currently available, the Company was not required to make any payments under the bank guarantee arrangements. The Company has recorded $0.8 million, $0.8 million, and $0.8 million in interest expense in the years ended December 31, 2022, 2021, and 2020, respectively.
Note 22. Employee Benefit Plan
The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $1.6 million, $1.2 million, and $0.8 million in the years ended December 31, 2022, 2021 and 2020, respectively.
Note 23. Related Party Transactions
The Company made payments of $0.2 million, $0.3 million and $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2022, 2021 and 2020, respectively.
The Company recognized revenue of $0.3 million for the year ended December 31, 2022 from CFL Ventures, in which the Company has a minority interest.
In the year ended December 31, 2022, the Company
granted
117,360
RSUs to three independent members of the board of directors, vesting between April 2023 and July 2023. In the year ended December 31, 2021, the Company granted
42,242 restricted shares to two independent members of the board of directors, vesting between April 2022 and April 2024. Related to these grants
, the Company issued
25,575
ordinary shares in the year ended December 31, 2022, and recognized compensation cost of $
0.5
 million, $0.2 million and zero during the years ended December 31, 2022, 2021 and 2020, respectively, in general and administrative expense in the consolidated statements of operations.
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
The Company made payments of $9.7 million and $2.0 million to Oakvale Capital in respect to success fees relating to the Merger and acquisition of Second Spectrum, respectively, for the year ended December 31, 2021. A director of the Company is a founder and managing partner of Oakvale Capital.
On September 7, 2018, during September and December of 2019, the Company issued investor loan notes to Apax and other shareholders. On December 8, 2020, certain investment funds affiliated with Apax entered into a Related Party Loan agreement with a subsidiary of the Company. The Company repaid the investor loan notes and the Related Party Loan in full upon the consummation of the Merger.
Certain investment funds affiliated with Apax have previously provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $40.6 million as of December 31, 2021), upon the occurrence of certain events. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value. See Note 21 – Commitments and Conti ngenc
ies.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 24. Subsequent Events
In preparing the consolidated financial statements as of December 31, 2022 and 2021, the Company has evaluated subsequent events through March 30, 2023, which is the date the consolidated financial statements were issued.
Completion of Exercise and Consent Solicitation Relating to Public Warrants
O
n January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders o
f
6,834,987
w
arrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation (including holders o
f
2,149,000
 public warrants that elected to exercise such warrants on a cash basis), resulting in cash proceeds of $
6.8
 million. The remaining
833,289
public warrants were exercised automatically on a cashless basis
.
None of the Company’s public warrants remained outstanding and the warrants ceased trading on the New York Stock Exchange (“NYSE”). The ordinary shares will continue to be listed and trade on the NYSE under the symbol “GENI”.