Form 20-F
period 2023-12-31
Genius Sports Ltd
filed 2024-03-15
CIK 1834489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission File
Number:001-40352

Genius Sports Limited
(Exact name of Registrant as specified in its charter)

Not applicable	State of Guernsey or Bailiwick of Guernsey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Genius Sports Group
1
st
Floor, 27 Soho Square,
London
, W1D 3QR
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, the issuer had 213,861,315 outstanding ordinary shares, 18,500,000 outstanding B shares stapled to the NFL warrants, and 18,500,000 outstanding NFL warrants exercisable within 60 days.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of RegulationS-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2of
the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

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
☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule12b-2of
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

“Guernsey” means the State of Guernsey, or the Bailiwick of Guernsey.

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

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

Our business faces significant risks and uncertainties. These risks and uncertainties could materially and adversely affect our business, financial condition or results of operations. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations, share price, financial condition or reputation.

These risks include, among others, the following:

•

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by political and social conditions, wars or terrorist activity, severe weather events and other natural disasters, climate related disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict and the Israel and Palestine conflict as well as ongoing tensions between the US and China. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.

•

General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, or live sporting events all could have an adverse impact on our business. We have a history of losses and may not be able to achieve or sustain profitability in the future.

•	Elevated interest rates and inflationary pressures could lead to persistently higher costs in our business, which may not always be offset with higher revenue.

•	Fluctuating foreign currency and exchange rates may negatively impact the financial reporting of our business, results of operations and financial position.

•

Health epidemics or pandemics, such as the previous COVID-19 pandemic adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of live sporting events or its seasonality, all of which can affect our financial results, our business operations and prospects.

•

Changes in gambling regulations, both in mature and emerging markets, and including regulatory authorities failing to legalize sports betting at the anticipated rate, could adversely affect our financial results, business operations, and prospects. This could include introduction of mandatory gambling supplier regimes resulting in additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on betting markets or types of betting including in play, player affordability limits, and player incentives controls.

•

The international scope of our operations may expose us to increased risk and compliance obligations, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

•

We rely on relationships with sports organizations with which we partner or may enter partnerships, and from which we do or may acquire rights including (inter alia) data and streaming rights. Overreliance on or loss of existing relationships with these sports organizations (including, without limitation, rights in relation to English and Scottish Football, NFL and FIBA), failure to win future tenders for new and/or existing rights packages, inability by us to meet the cost of rising rights acquisition fees, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations and prospects.

•

Failure or inability to obtain, maintain, protect or enforce our proprietary, contractual and/or intellectual property rights, including our unregistered intellectual property, and the costs involved in such action could harm our business, financial condition, results of operations and prospects, and could lead to reputational loss with our rightsholder partners and potential legal implications if we are unable to protect and monetize their intellectual property. Failure to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop and market our products and services.

•

We may face claims for intellectual property infringement, which could subject us to unanticipated legal and advisory fees, monetary damages, or limit us in using some of our technologies or providing certain solutions.

•	Risks related to the UK’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business.

•	We operate in a competitive market, and we may lose customers and relationships to both existing and future competitors.

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

•

We rely on information technology and other services, systems and platforms, including Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

•

We may experience a security incident resulting in compromise of our systems and data, which may cause significant reputational damage and loss of customer confidence, negatively impact our ability to continue critical operations, or result in a serious breach of laws and regulations. This could be caused by various factors including control failure, error, negligence or malicious attack by employees, partners, suppliers or other third parties. Cybersecurity attacks are becoming increasingly sophisticated and commonplace.

•

Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares.

•	Because Genius is incorporated under the laws of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the US Federal courts may be limited.

•	It may be difficult to enforce a US judgment against Genius or its directors and officers outside the US, or to assert US securities law claims outside of the US.

•

As a company incorporated in Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may, and in some cases do, afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

•	The FTC are expected to introduce employment laws in the US banning and restricting employee non-competes, which threaten our ability to protect our intellectual property and trade secrets in the US.

Risks Related to Genius Sports Group’s Business Macroeconomic and Geopolitical Risks

General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, or live sporting events all could have an adverse impact on our business. We have a history of losses and may not be able to achieve or sustain profitability in the future.

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

We rely on relationships with sports organizations with which we partner or may enter partnerships, and from which we do or may acquire properties including (inter alia) data and streaming rights. Overreliance on or loss of existing relationships with these sports organizations, failure to win future tenders for new and/or existing rights packages, an inability or unwillingness by us to meet the cost of rising rights acquisition fees, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on relationships with sports organizations with which we do and may enter partnerships, and from which we do and may acquire properties including (inter alia) the right to collect and commercialize data and streams on those organizations’ events. A substantial portion of our offerings and services use sports properties acquired under rights granted by sports organizations including (inter alia) sports data and streaming rights. The future success of our business may depend, in part, on our ability to obtain, retain and expand relationships with sports organizations. We have arrangements with sports organizations for properties including (inter alia) sports data and streaming rights, including, in certain cases, exclusive rights for those properties. In many cases, developing and maintaining such partnerships requires the constant improvement of current offerings while continually developing and offering higher fees, and more extensive products and offerings to such sports organizations.

Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or fail to win future tenders for new or and/or existing rights packages (including, without limitation, rights in relation to English and Scottish Football, NFL and FIBA), long term existing rights become less attractive to consumers, or we are unwilling or unable to meet the cost of rising rights acquisition fees, are over-reliant on existing relationships or cannot renew and expand existing arrangements, then customers may become dissatisfied and we may lose our competitive advantage or be required to discontinue or limit our offerings or services. If we lose official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data, streams or other properties and our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our existing customers, which could harm our business, results of operations and financial condition. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights using unauthorised means. In these instances, our rights may be devalued and litigation to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

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

The rising costs of sports rights, including without limitation in relation to our rights agreements with NFL and English and Scottish Football (which were both renewed in 2023), means that we are required to pass on these higher costs to our customers. If we are unable to convince our customers that the increased fees charged are commercially reasonable, there is a risk that customers may lobby the relevant leagues and federations to require us to lower our fees and/or customer may seek to obtain data via unofficial channels in lieu of signing an official data deal with us.

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

We believe that developing, maintaining and enhancing our brand is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services, and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services, and our ability to provide quality customer success and support experience. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brand. The promotion of our brand, however, may not generate customer awareness or increase revenue, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

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

Elevated interest rates and inflationary pressures could lead to persistently higher costs in our business, which may not always be offset with higher revenue.

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

The markets for sports properties including (inter alia) data, streaming and other sports technology services and solutions and marketing services are competitive and rapidly changing. There are increasingly more competitors in the market for sports data services than there typically have been in the past. The sports media industry is also particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of rising interest rates, persistently elevated levels of inflation, and heightened risk of recession, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater brand recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on data scouts to attend events to collect data. If our competitors develop technology before we do, whether through artificial intelligence or otherwise, that makes scouts obsolete, our business could be materially harmed, and our profitability would be reduced. Further, if competitors gain unfettered access to stadiums to collect data in breach of our exclusive rights, or access to faster visual feeds from such stadiums via data scraping or other technological means, our exclusive in-stadium rights would have reduced value and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could also decline. Increased competition for exclusive and non-exclusive partnerships could result in lower revenues and higher expenses (in part contributed to by significant rights fee increases that the sports organizations are able to charge in the face of increased competition for rights), which would reduce our profitability.

Our business may be materially adversely affected if: (i) our existing and future products, technology, services and solutions do not achieve and maintain broad market acceptance; (ii) if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements; (iii) if there are changes to third party hardware or software upon which we are reliant to deliver our services; or (iv) if we do not invest in product development and provide services that are attractive to our customers.

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to products and services, as well as integrating and coordinating current products and services, imposes burdens on our product development team, management and researchers. These processes are costly, and our efforts to develop, integrate and enhance our services may not be successful or may need to be undertaken at the expense of developing other services due to limited resource or budget. In addition, successfully launching and selling a new or upgraded product or service puts additional strain on our sales and marketing resources. There may also be subsequent material changes to, or suspension of, the technology and/or services upon which our business is reliant, such as hardware and/or software supplied by third parties, who typically dictate the functionality of any such hardware and/or software (including the terms upon which we are able to use it to deliver our services). This may necessitate adaptations to our product offering, and/or restrict our ability to offer certain services as we have been able to do so previously (either temporarily or on a permanent basis). Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of new or upgraded products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded product or service, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we may be unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

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

Further, increased competition for skilled staff in locations where we are based could have a material adverse effect on our business operations. Our service provisions and operations require that we recruit, retain and develop personnel from diverse backgrounds across a wide range of expertise areas and geographies. In order to maintain and grow in a competitive market, we require significant intellectual capital in the fields of technology (including artificial intelligence and machine learning), gaming, customer service and key management functions across various jurisdictions. Failure to retain key positions could result in increased recruitment costs for senior management positions and across competitive markets. If we cannot retain, attract and develop our intellectual capital, we may see a decrease in our service provision, data collection, technological development, corporate functionality and operations which could cause slower growth or a loss of customers to competitors, resulting in lost revenues and long-term prospects.

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

In addition, our customers’ losses in the betting market may adversely affect our revenue, particularly if we are participating in a revenue sharing arrangement with that customer. Further, even under a fixed fee arrangement with a customer, in the event that a customer’s revenues are materially adversely affected in a particular year, it is likely this would have a knock-on effect to such customer’s ability to pay increased fees in any renewal agreement with us.

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

As part of our business strategy, we have made, and we intend to continue to make, acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies. From time to time, we may enter into letters of intent, agreements, agreements in principle or memoranda of understanding or similar documents or commitments related to acquisitions of new or complementary businesses. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful.

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

•

complying with additional legal and regulatory regimes and requirements, including the requirement to acquire, maintain or transfer licenses and authorisations following a change of control in the acquired business;

•	disputes relating to contingent consideration arrangements which may be used to structure the consideration in an acquisition;

•	exposure to compliance, security, intellectual property or other issues, not uncovered by a limited due diligence review of the target or otherwise;

•

diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

•

bringing new businesses into compliance with various laws and regulations, including but not limited to Sarbanes Oxley Section 404, and implementing adequate financial, risk, security and compliance controls to ensure appropriate financial reporting;

•	failure to fully integrate new business into our operations and difficulty in utilizing personnel and technology effectively;

•

the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;

•	the ability to retain or hire qualified personnel required for expanded operations; and

•

inability to successfully migrate and store historical financial data from acquisitions, which could in turn impact our compliance with requests from relevant authorities and/or filing requirements in the future.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing additional equity to fund an acquisition has and would cause economic dilution to existing stockholders. Issuing debt to fund an acquisition would cause additional strain on our long term financial resources. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

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

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products and services or other acts or omissions. The term of these contractual provisions may survive termination or expiration of the applicable agreement. Large indemnity payments of damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict and the Israel and Palestine conflict, as well as ongoing tensions between the US and China. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.

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

Further, our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to geopolitical conditions, including trade disputes, protectionism, and direct or indirect acts of war or terrorism. For example, we operate an office in Zaporizhzhia, Ukraine and have operations and revenue generating business within Ukraine and, prior to the invasion by the Russian army, revenue from Russia. Geopolitical tensions with the ongoing conflict between Russia and Ukraine may adversely affect our operations involving Ukraine and other countries involved in the conflict and present safety risks to our office and staff in Ukraine. Further, certain countries or organizations have implemented actions and may implement further actions in relation to the conflict, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain government, government-related, or other entities or individuals, which along with any retaliatory measures, could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. Although we generated less than 1% of our revenues in Russia, Belarus and Ukraine for the year ended December 31, 2023 the ongoing conflict between Russian and Ukraine, uncertainty and disruption in the global economy and financial markets due to such conflict, and further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business or have offices, which could adversely affect our business and/or our customers, suppliers and vendors in the broader region.

Continued geopolitical tensions between China and US could also have unforeseen adverse ramifications on our financial conditions, operations, and prospects. For example, we have subsidiaries in both China and US, and an escalation in trade hostilities and retaliatory actions could curtail our operations and increase our compliance costs. Where we have personnel in any jurisdiction, such as China, we are also subject to local laws and customs regarding, inter alia, data security and privacy, and we are exposed to a degree of risk arising from our lack of control as to the stringency, operation, and enforcement of any such local laws.

Potential global and economics impacts of Israeli-Palestinian conflict in 2023.

On October 7, 2023, Israel formally declared war against Hamas, starting a military operation in Gaza, the effect on global financial markets will depend on the involvement of other major regional powers. If it remains contained and without military involvement of other countries, the impact on the global economy will likely be limited to higher oil prices. As of December 31, 2023, we have a small number of statisticians that are contracted to cover events in the region, and accordingly the Company is monitoring any possible effects which could result in operational and financial risks conditions.

Health epidemics or pandemics, such as the previous COVID-19 pandemic, adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of live sporting events or its seasonality, all of which can affect our financial results, our business operations and prospects.

The direct impact on our business and the business of our customers during the COVID-19 pandemic, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of our and our customers’ offices and business establishments, was primarily through the suspension, postponement and cancellation of sporting events. The suspension, postponement and cancellation of sporting events affected by a future pandemic or the resurgence of the COVID-19 pandemic may reduce the volume of sporting events, particularly within venues, on which we could collect data and may have an adverse impact on our revenue and the revenue of our customers and sports organizations.

Additionally, as a result of the cancellation of major and professional sporting events during the COVID-19 pandemic, bookmakers increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposed our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations, and a future uptick in lower-tier and amateur events could expose us to these same risks. The rapid development and fluidity of a future global health or related crisis precludes our ability to accurately predict the ultimate impact, which could pose a material uncertainty and risk with respect to us, our performance, and our financial results. Any significant or prolonged decrease in sporting events and in consumer spending on entertainment or leisure activities could adversely affect the demand for offerings of our customers and sports organizations and, in turn, our offerings, reducing our cash flows and revenues, and thereby materially harm our business, financial condition, results of operations and prospects.

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

Risks Related to Legal Matters and Regulations

We and our customers, partners and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation, and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or introduction of rapidly evolving regulatory compliance requirements could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

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

Changes in gambling regulations, both in mature and emerging markets, and including regulatory authorities failing to legalize sports betting at the anticipated rate, could adversely affect our financial results, business operations, and prospects. This could include introduction of mandatory gambling supplier regimes resulting in additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on betting markets or types of betting including in play, player affordability limits, and player incentives controls.

For example, the Committees of Advertising Practice in the UK recommended new rules which ban sports betting advertisements if they are likely to appeal to minors, and came into force in 2022, evidencing a trend across many regulated markets for a greater focus on monitoring and assessing the impact of gambling advertisements and often an increasingly restrictive approach to gambling advertising more generally.

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

The majority of gambling laws in the jurisdictions that we operate do not require us to hold licenses to provide our products and services on a B2B basis. There are some jurisdictions, which include the United States and certain countries in Europe, that require us to hold a supplier license. As of December 31, 2023, we have licenses in 28 states and are permitted to provide services in a total of 32 states, provinces and territories in North America that have adopted legislation permitting online sports betting. We also have a further 16 tribal licenses in the US, 2 licenses in Romania, 2 licenses in the UK, a license in Greece and a license in Sweden. However, we offer our services to customers in many more countries, but do not always have visibility as to where our customers use our products and services in order to offer their services to their customers.

Any of our licenses or the licenses of our customers could be voluntarily surrendered, revoked, suspended or conditioned at any time. Our license applications or the license applications of our customers may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions or make it difficult or impossible for us to work with certain customers in certain jurisdictions.

In various jurisdictions, as part of the licensing process, key individuals from and related to Genius are required to undergo a determination of suitability through personal disclosures. If an individual does not comply with these requirements or is found to be unsuitable for licensure, we may be unable to obtain or renew our license in that jurisdiction. In order to remain compliant with our regulatory obligations, that individual may be required to be removed from their position.

As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In May 2018, the US Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows states to determine by themselves the legality of sports betting. Since the repeal of PASPA and up to December 31, 2023, 39 US states have legalized sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. See Item 4.B.

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

We cannot assure that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our and our customers’ businesses, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our customers to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Additionally, we are highly reliant on our suppliers (including third party service providers) in order to furnish our product line and offer products and services to customers. We typically conduct due diligence in relation to new suppliers, and we have contractual safeguards in place to govern any non-compliance, however we are unable to control their continued compliance with changes to domestic and foreign laws and regulations (including, but not limited to, applicable privacy laws). There are also a number of legacy suppliers (with whom we have long-standing relationships) in respect of which we have not conducted due diligence. If we were unable to continue relationships with certain suppliers, whether as a result of their non-compliance with applicable laws, bankruptcy, or otherwise, this could have a detrimental effect on our ability to conduct business in the ordinary course.

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

Notwithstanding Brexit, largely identical requirements apply under the equivalent legislation in the UK (the “UK GDPR”). We have executed intracompany Standard Contractual Clauses (“SCCs”) and International Data Transfer Agreements (“IDTAs”) which are currently in compliance with the GDPR and the UK GDPR to allow for the transfer of personal data from the EU and from the UK to other non-adequate jurisdictions and continue to execute SCCs and IDTAs with respect to newly acquired contracts. Data security and data protection laws and regulations are continuously evolving. There have been a number of legal challenges to the validity of EU, UK and Swiss mechanisms for adequate data transfers such as the SCCs, and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts. Brexit requires the Company to take additional steps with respect to the selection of a supervisory authority in an EU member state despite our operational head office location in the UK. Additionally, we are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the user to their data being transmitted outside of Colombia.

In recent years, US federal and state and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU/UK, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance. On June 20, 2020, the ICO published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding” , and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies are noted and marked for formal regulatory action in December 2020.

US federal and state and European consumer protection laws, rules and regulations cover nearly all aspects of our electronic marketing efforts, including the use of cookies and similar technologies. The nature of our business requires us to expend significant resources to try to ensure that our electronic marketing activities comply with consumer protection laws, including laws relating to the use of third-party cookies and similar technologies. These efforts may not be successful, and we may have to expend even greater resources in our compliance efforts. Additionally, our ability to deliver digital marketing services as part of our business may be adversely impacted by the deprecation of third party cookies.

Modifications to consumer protection and consumer privacy laws, including proposed laws by US federal and state and European lawmakers, regarding privacy and data protection, could have an adverse impact on our ability to attract and retain customers and users of our services. Various comprehensive US state and foreign privacy laws give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices), and impose significant obligations on controllers and processors of personal data. There can be no assurance that new laws or regulations will not be enacted or adopted, preexisting laws or regulations will not be more strictly enforced or that our operations will comply with all applicable laws, which could have an adverse impact on our operations and financial condition.

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

While we have numerous mitigation controls in place, there is a risk that cookies and similar technologies may be erroneously deployed on end-users’ devices without appropriate consent, or that advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, that our risk mitigation controls fail to identify and/or prevent this and our business suffers adverse legal and reputational effects as a result. In November 2023, the European Data Protection Board (“EDPB”) released new guidelines (the “EDPB Guidelines”) for public consultation on the scope of the ePrivacy Directive. If the EDPB Guidelines are adopted, our ability to deliver contextual advertising, including by utilizing cookies and similar technologies, may become subject to end-user’s consent, and this may adversely impact our media business.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally. European data protection laws, including the GDPR, the UK GDPR and the Guernsey DP Law, generally restrict the transfer of personal information from Europe, including the European Economic Area, UK and Switzerland, to the US and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. Although we rarely rely on individuals’ explicit consent to transfer their personal information from Europe to the US and other countries, in most cases we have relied or may rely on the SCCs (although, as noted above, we are following ICO and EU guidance and directions to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice). Inability to import personal information from the European Economic Area, UK or Switzerland may also restrict our operations in Europe, limit our ability to collaborate with our customers, sports organizations, service providers, contractors and other companies subject to European data protection laws and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending SCCs and IDTAs where required and considering suppliers that limit their data processing activities to ensure processing occurs in Europe at all times, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer and will be at risk of enforcement actions taken by an EU/UK/Swiss data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business.

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

The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves, or provide advertising services on behalf of customers, to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain EU regulators have issued guidance (including UK and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies. We may need to make changes to our cookies notice or require additional resources to meet these compliance requirements.

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

Further examples of the evolving legal landscape in relation to the collection of personal data in the US include changes to state laws governing the processing of biometric information, such as the Illinois Biometric Information Privacy Act and the Texas Capture or Use of Biometric Identifier Act, which impose obligations on businesses that collect or disclose consumer biometric information.

Additionally, various federal, state, and foreign laws govern how companies provide age-appropriate experiences to children and minors, including the collection and processing of children and minor’s data. These include the Children’s Online Privacy Protection Act of 1998, and the United Kingdom Age-Appropriate Design Code, all of which address the use and disclosure of the personal data of children and minors and impose obligations on online services or products directed to or likely to be accessed by children.

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

In 2021, a group of UK football players issued a data subject access request under the GDPR (dubbed “Project Red Card”) to various participants in the sports data and sports betting industries, including the Company, but thus far it has not developed further into litigation. Should any player or participant claims develop into litigation it could significantly alter the way we collect and use sports data relating to players, sports staff and referees and could materially affect the sports data industry as whole.

Privacy, data protection, and data usage regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.

Authorities around the world have adopted and are considering a number of legislative and regulatory proposals relevant to the digital economy, concerning, for example, data protection, data usage, encryption of user data and AI technologies. Potential adverse legal rulings, legislation, or regulation could result in fines and orders requiring that we change our practices, and could therefore have an adverse effect on how we provide services, harming our business, reputation, financial condition, and operating results. These new and changing laws and regulations are evolving and subject to interpretation, and compliance obligations could cause us to incur substantial costs or harm the quality and operations of our products and services in ways that harm our business, and may require us to adapt our existing arrangements. Examples of these laws include the EU’s Digital Markets Act, which will require in-scope companies to obtain user consent for combining data across certain products and require search engines to share anonymized data with rival companies, among other changes. While legislative text has yet to be finalized and formally approved, provisional political agreement on a proposed EU AI Act was reached between co-legislators in December 2023, including that specific transparency and other requirements would be introduced for general purpose AI systems and the models on which those systems are based. Thus, our development, use, and commercialization of AI products and services (including our implementation of AI in our offerings and internal systems) could subject us to regulatory action and legal liability, including under specific legislation regulating AI, as well as new applications of existing data protection, cybersecurity, privacy, intellectual property, and other laws.

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

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our and our customers’ operations and financial results. Governmental authorities could view us, or our customers as having violated applicable laws or regulations, despite our or their efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our customers or other business partners, while diverting the attention of key executives, which could have a material adverse effect on our and our customers’ businesses, financial condition, results of operations and prospects, as well as impact our and our customers’ reputation.

We have been and are party to litigation (see below), and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve competition and anti-trust, anti-money laundering, Office of Foreign Assets Control (“OFAC”), gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. We have in the past employed third party contractors that may operate in countries under US sanctions and, as a result, have been and may continue to be subject to legal proceedings regarding compliance with US sanctions laws. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, there is an emerging global focus on employment status regulation and related employment claims. We engage staff globally as employees, but also as contractors and service providers. With more stringent laws on employment status there is a risk that we open ourselves up to contractors bringing claims alleging they should be engaged as employees. We keep our workers status regularly under reviewing to mitigate this risk.

Furthermore, we store a significant amount of historical financial data in order to comply with regulatory requirements. Any failure or deficiencies in the storage of this data could have an adverse impact on our ability to comply with requests from the relevant authorities, and could expose us to the risk of regulatory action.

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. The Company is defending the claim. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Spirable Litigation

On November 15, 2023, sellers in the Spirable acquistion (“the Claimants”) filed a claim against Genius Sports UK Limited, a subsidiary of the Company, in the High Courts of Justice, Business and Property Courts of England and Wales. The claim relates to a dispute following the purchase of Photospire Limited by Genius Sports UK Limited and contingent consideration (earn out) arising from that transaction. The Claimants claim that various aspects of the earn out have been met which Genius Sports UK Limited disputes. The Claimants are seeking monetary relief, or in the alternative, the issue of shares and loan notes to the value of monetary relief sought. Genius Sports UK Limited is defending the claim and a defense has been filed and served. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

DMYII Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against DMYII (SPAC that merged with the Genius legacy business to create Genius Sports Limited) and the directors of DMYII. The claim relates to matters pre-merger. Genius Sports Limited would be liable for damages and costs awarded. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

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

Litigation between third parties in our industry may also result in changes in (or interpretation of) law that materially adversely impacts our existing business and strategy.

Our failure to comply with the anti-corruption, anti-bribery, anti-money laundering and similar laws of the UK, US and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the UK Bribery Act 2010 (“UK Bribery Act”), the US Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the UK Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits “commercial” bribery or the appearance of such bribery. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. We are further required to implement various processes around conflicts of interest and related party transactions in order to comply with our obligations under the UK Bribery Act and regulations relating to our listing as a public company. These procedures and processes must be maintained and overseen in various jurisdictions, and even still may not be sufficient to prevent a violation. A violation in our procedures and policies could result in regulatory fines, litigation, risks to the rights of shareholders with respect to a violation of listing rules and disclosures, and public relations risks; all of which could affect our reputation and results of operations. Additionally, the costs, resourcing and impact of compliance may continue as additional requirements are imposed by various regulators. These additional measures may affect our operating costs or financial results.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, including statisticians who attend events on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Genius Sports Group’s Technology, Intellectual Property, and Infrastructure

Failure or inability to obtain, maintain, protect, or enforce our proprietary, contractual and/or intellectual property rights, including our unregistered intellectual property, and the costs involved in such action could harm our business, financial condition, results of operations and prospects, and could lead to reputational loss with our rightsholder partners and potential legal implications if we are unable to protect and monetize their intellectual property. Failure to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop and market our products and services.

Intellectual property rights are important to the success of our business. However, circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in certain countries in which we operate or intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases, or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection in the EU does not apply outside the EU and, as such, there are now separate UK and EU database rights protection in the UK and the EU. Certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts.

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

Further, third parties may knowingly or unknowingly infringe our proprietary and intellectual property rights (including by purposefully breaching our exclusive contractual arrangements with third parties, for example, by entering stadiums without the owners’ consent to collect data at events where we hold exclusive data collection rights) or challenge proprietary and intellectual property rights held by us. Further, we cannot guarantee that our patents, registered trademarks, or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. We currently hold patents for some but not all of our technology, products, and services, which means some of our technology, products and services are susceptible to copying. The fact that we currently do not hold patents for some of our technology, products and services also means third parties may claim patent rights over some of our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved or we may not be able to overcome a third party opposition, and competitors and other third parties may also adopt trade names or trademarks similar to ours. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business.

Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform, products and services have proper third-party authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. We cannot be certain that our current uses of data and other materials from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property or other legal claims in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management, and materially disrupt the conduct of our business, and we may not prevail. Any such claims, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position. A next generation platform called “Dragon” through our Second Spectrum framework in our existing product offering, and have entered into new partnerships to leverage the existing AI networks. Given the rapid pace of change in the AI space, we may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and no assurance can be provided that the usage of such AI will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI may have errors or inadequacies that are not easily detectable. For example, certain AI may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI fail to filter biases in the underlying data or collection methods, the usage of AI may lead us or our customers to make determinations on behalf of our business or our customers’ business that are based on such flawed data, including decisions, that may have an adverse effect. If AI are incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation. Additionally, reliance on AI could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI or the AI of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we continue to use AI in our product and service offerings, including incorporation into new markets, we will face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we will need to manage existing and new industry relationships to bring new AI solutions and offerings to market, and the success of these AI solutions and offerings will continue to depend on many factors, including market demand, our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any future AI solutions we develop will be adopted by the market, or be profitable or viable. If the development, integration and offering of our existing or future AI solutions proves unsuccessful, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI may enhance intellectual property, cybersecurity, operational and technological risks. The technologies underlying AI and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection and federal equal opportunity laws. If we do not have sufficient rights to use the data on which AI rely, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party. Furthermore, the technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational, or technological risks related to the use of AI.

Moreover, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the US Federal Trade Commission and EU regulatory bodies, and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect the ability of our business to use AI in our business. While legislative text has yet to be finalized and formally approved, provisional political agreement on a proposed EU AI Act was reached between co-legislators in December 2023, including that specific transparency and other requirements would be introduced for general purpose AI systems and the models on which those systems are based. Thus, our development, use, and commercialization of AI products and services (including our implementation of AI in our offerings and internal systems) could subject us to regulatory action and legal liability, including under specific legislation regulating AI, as well as new applications of existing data protection, cybersecurity, privacy, intellectual property, and other laws.

We rely on information technology and other systems and platforms, including Amazon Web Services and certain other third- party platforms, and failures, errors, defects, or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of our services and product offerings and to user satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability, and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services.

Some of our services and offerings require the installation of infrastructure and equipment into customer sites which are not under our control. Consequently, we cannot guarantee the protection of such assets from compromise due to a lack of physical security controls. As such, we may be subject to service disruptions, or compromise of data processed by such infrastructure and equipment.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot provide assurance that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data, and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. We have experienced, and we may in the future experience, website disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our services and product offerings, including our user interface, may contain errors, bugs, flaws, or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. Additionally, we have detected certain errors, bugs and flaws in our service and product offerings which may have the potential to be exploited, resulting in harm to our business. If a particular product offering is slower than they expect, customers may be unable to use our services and product offerings as desired and may be less likely to continue to use our services and product offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our services and product offerings, divert our resources or delay market acceptance of our services and product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

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

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to system or employee error, malfeasance, third party compromise or other disruptions. Any such, a breach could compromise our operations and service availability, as well as the confidentiality and integrity of information belonging to Genius Sports, our employees, customers, partners and any other third party who shares information with us. Any such access, disclosure, other corruption, loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of our operations. Our information technology, product offerings and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party, or the security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider, customer, or business partner. As a result, our information may be lost, disclosed, accessed, or taken without consent. We have experienced attempts to breach our systems and other similar incidents in the past. Further, attacks are becoming increasingly sophisticated and ubiquitous with advances in technological developments such as artificial intelligence. The data industry is a particularly popular target for malware attacks, and a company in the sports data industry was recently targeted by a ransomware attack.

We have also been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third-parties, including via phishing attacks, installations of malicious software programs, as well as exploitation of security flaws or vulnerabilities in our systems. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and network, and preventing our product offering from being accessed by legitimate users.

As a fast-growing business, we have accumulated a high number of technology-led products and large volumes of data, primarily through internal development or acquisition. The large number of products and considerable variance of technologies adopted by these products can create complexities in attaining complete and ongoing visibility of the vulnerabilities and flaws that may be associated with these products. As such, there is a risk that we are exposed to unknown flaws or vulnerabilities which may be exploited, or we unintentionally fail to adequately prioritise and manage them. Further, products and services that have been developed in the past or been acquired may have been developed against security standards that no longer align to current best practices. In some cases, the work required to modernise requires a significant amount of engineering effort and carries risk of disruption to the availability of the product and services to our customers. Consequently, we may instead decide to accept the risk or apply compensating controls to sufficiently mitigate the risk.

We operate a distributed model of responsibility for security, such that teams across the business are responsible for the security of their area, however they attain support from a dedicated Information Security team which provides expert advice, promotes best practices, policies, and surfaces security risks to relevant stakeholders. Adherence to our internal technical and organisational security standards can vary across teams, particularly in the event of an acquisition of a business that adopts different security practices and standards. The integration and alignment of an acquisition’s security related standards, policies and procedures requires significant time and effort, and in the meantime, may expose us to risk of compromise. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit and store confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often breached through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including certain confidential information, which may subject us to fines or higher transaction fees or limit or terminate our access to such confidential information. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to, or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including process failures and intentional or inadvertent breaches by our employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. These risks may increase over time as our user number increases and the complexity and number of technical systems and applications we use and employees we have also increases. Breaches of our security measures or those of our third- party service providers or cybersecurity incidents have resulted in and may in the future result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware, ransomware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities.

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

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We use third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our product offerings.

We use software components licensed to us by third-party authors under “open source” licenses (“Open Source Software”). Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise our services or product offerings. Open Source Software may contain errors, bugs, or flaws that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems.

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

Although we periodically review our use of Open Source Software to avoid subjecting our services and product offerings to conditions we do not intend, the terms of many licenses for Open Source Software have not been interpreted by US, UK or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our services or product offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be Open Source Software. Moreover, we cannot be sure that our processes for controlling our use of Open Source Software in our services and product offerings will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our services and product offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of our services or product offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, our proprietary software, any of which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Genius Sports Group’s Financial Conditions

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $85.5 million, $181.6 million, and $592.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $1,024.5 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. Our operating expenses may increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

We cannot provide assurance that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also may incur significant additional legal, accounting, and other expenses as a newly public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

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

Additionally, historic growth rates may not be reflective of future growth, we may not be able to sustain our revenue growth rates, and our percentage revenue growth rates may decline as our revenues increase due to base effect. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, adversely affecting our operating results. Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the UK and the US. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

We may require additional capital to support our growth plans, including in connection with the acquisition of additional data rights, and such capital may not be available on reasonable terms or at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel, and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which could be costly and/or dilutive based on ongoing market conditions. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our potential credit rating, and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

Risks Related to Genius Sports Group’s International Operations

The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

We have international operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social, and economic conditions and unforeseeable developments in a variety of jurisdictions. Our international operations are subject to the following risks, among others:

•	political instability;

•	international hostilities, military actions, terrorist or cyber-terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

•	differing economic cycles and adverse economic conditions;

•	unexpected changes in regulatory environments and government interference in the economy, including gambling, data privacy and advertising laws and regulations;

•	changes to economic and anti-money laundering sanctions, laws, and regulations;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	inflation fluctuations in various regions where our revenues are contingent upon consumer spending;

•	differing labor regulations;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in currency exchange rates;

•	increased costs for corporate, administrative and personnel costs to support operations in various jurisdictions;

•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

•	insufficient protection against product piracy and rights infringement and differing protections for intellectual property rights;

•	varying attitudes towards sports data providers and betting by foreign governments;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

•	differing business practices, which may require us to enter into agreements that include non-standard terms; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brands or lack of local acceptance of our products, lack of local expertise and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition, and results of operations may be materially affected.

We have expanded our presence in a number of major regions and any future actions or escalations that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business. In particular, we may have access to fewer business opportunities and our operations in that region may be negatively impacted.

As a result of the international scope of our operations and our corporate and financing structure, we are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, changes in or to the interpretation of the tax laws or tax treaties of the countries in which we operate may adversely affect the manner in which we have structured our business operations and legal entity structure to efficiently realize income or capital gains and mitigate withholding taxes, and may also subject us to tax and return filing obligations in such countries that do not currently apply to us. Such changes may increase our tax burden and/or may cause us to incur additional costs and expenses in compliance with such changes. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes, the reallocation of income or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the US Congress, the UK Government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. Also, within the EU, the European Council Directive 2016/1164 (Anti-Tax Avoidance Directive (“ATAD”)) and Directive 2017/952 (“ATAD II”) required EU member states to transpose certain measures affecting multinational corporations into national legislation by December 31, 2019. Further, the introduction of a digital services tax, such as the UK digital services tax introduced with effect from April 1, 2020, may increase our tax burden which and could adversely affect our business, financial condition, and results of operations. Finally, the international scope of our business operations subjects us to multiple overlapping tax regimes that can make it difficult to determine what our obligations are in particular situations.

Risks related to the UK’s exit from the European Union (“Brexit”) may have a negative effect on global economic conditions, financial markets, and our business.

We have significant business operations in Europe, and our headquarters is in the UK where “Brexit” has occurred in 2021. Although we generated only approximately 7% of our revenues in the UK for the year ended December 31, 2023, Brexit-related developments and the potential consequences of them have had and may continue to have a material adverse effect upon global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. The position regarding UK and EU database rights has now been clarified following Brexit, and there will be separate UK and EU database rights protection in the UK and the EU. However, certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Adapting to a new set of laws and regulations, including but not limited to data protection and intellectual property laws, could increase costs, risk of litigation, and other adverse consequences. Lack of clarity about other future UK laws and regulations as the UK determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, AI regulations, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, depress economic activity, restrict our access to capital, impair our ability to attract and retain qualified personnel, and have other adverse consequences. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

Fluctuating foreign currency and exchange rates may negatively impact the financial reporting of our business, results of operations and financial position.

Due to our international operations, a portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions, and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

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

The market price of Genius ordinary shares has declined since their listing date. The market value of Genius ordinary shares in the future may vary significantly from the date of this Report or the time you purchased them. The trading market for Genius ordinary shares may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us, or provide favourable coverage. If one or more analysts downgrade our ordinary shares, or change their opinion of our ordinary shares, our share price may decline. In addition, if one or more analysts cease coverage or fail to regularly publish reports on us, our share price or trading volume may decline.

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

Broad market and industry factors may materially harm the market price of Genius ordinary shares irrespective of Genius’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of its constituent companies. The trading prices and valuations of these stocks, and of Genius ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Genius could depress its share price, regardless of its business, prospects, financial conditions, or results of operations. A decline in the market price of Genius ordinary shares could also adversely affect Genius’s ability to issue additional securities and its ability to obtain additional financing in the future.

Techniques employed by short sellers may drive down the market price of our ordinary shares

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, some short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short seller attacks have, in the past, driven selling of shares in other market participants.

We may in the future be the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and negative publicity. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant amounts of resources to investigate such allegations and/or defend ourselves. While we may defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, reputation, and shareholder’s equity, and the value of any of our investments could be greatly reduced or rendered worthless.

Because Genius is incorporated under the laws of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the US Federal courts is limited.

Genius is a limited company incorporated under the laws of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon Genius’s directors or officers, or enforce judgments obtained in the United States courts against Genius’s directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the US courts of civil liabilities predicated solely upon the laws of the US, including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a US judgment against Genius or its directors and officers outside the US, or to assert US securities law claims outside of the US

The majority of Genius directors and executive officers are not residents of the US, and the majority of Genius’s assets and the assets of these persons are located outside the US. As a result, it is difficult or may be impossible for investors to effect service of process upon Genius within the US or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the US. Additionally, it is difficult to assert US securities law claims in actions originally instituted outside of the US. Foreign courts may refuse to hear a US securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not US law, is applicable to the claim. Further, if US law is found to be applicable, the content of applicable US law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a foreign private issuer company incorporated in Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in Guernsey, and our ordinary shares are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Guernsey, which is our home country, differ, and in some cases significantly differ, from NYSE corporate governance listing standards.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the US applicable to US domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the US that are applicable to US domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a US domestic issuer.

Provisions in our governing documents may inhibit a takeover of Genius, which could limit the price investors might be willing to pay in the future for Genius ordinary shares and could entrench management.

Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that the Genius Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Genius may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. Genius has previously utilized this right to issue additional shares for acquisitions and to raise capital without requiring a shareholder vote, and may do so again in the future. The ability for Genius to issue additional shares could render hostile takeovers more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Genius ordinary shares.

If a US Holder is treated as owning at least 10% of Genius ordinary shares, such US Holder may be subject to adverse US federal income tax consequences.

If a US Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Genius ordinary shares, such US Holder may be treated as a “United States shareholder” with respect to Genius, or to any of our subsidiaries, if Genius or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the US Tax Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their US taxable income, as ordinary income, their pro rata share of “Subpart F income”, “global intangible low-taxed income” and certain investments in US property by controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s US federal income tax return for the year for which such reporting was due. Genius cannot provide any assurances that it will assist investors in determining whether Genius or any of its non-US subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Genius also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in Genius. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, Genius ordinary shares.

Shareholders owning at least 5% of Genius ordinary shares may be subject to regulatory obligations

As a service provider to the gambling industry, Genius is required, in certain jurisdictions, to obtain licenses to provide its products and services. In each jurisdiction where licenses are held, Genius is subject to continuing reporting obligations. Under Genius’ reporting obligations each relevant regulatory authority is provided with information on our shareholders owning at least 5% of Genius ordinary shares. Certain relevant regulatory authorities may require these investors to obtain suitability approval as a result of the ownerships interests in Genius. If an investor fails to comply with the requirements the relevant regulatory authority could restrict, condition, suspend revocation of Genius’ license in that jurisdiction which could have a material adverse effect on our business, financial condition, or results of operations.

If Genius or any of its subsidiaries is characterized as a passive foreign investment company for US federal income tax purposes, US Holders may suffer adverse tax consequences.

If Genius or any of its subsidiaries is or becomes a “passive foreign investment company”, or a PFIC, within the meaning of Section 1297 of the US Tax Code for any taxable year (or portion thereof) during which a US Holder (as defined in Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations”) holds Genius ordinary shares certain adverse US federal income tax consequences may apply to such US Holder and such US Holder might be subject to additional reporting requirements.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for US federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of 2023 or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a US Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2023 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations — US Federal Income Taxation of US Holders — Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius’s potential PFIC status. US Holders (as defined in Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to US Holders of the Genius ordinary shares.

Future resales of Genius ordinary shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-Listing holders, the NFL Enterprises and PIPE Investors have been granted certain rights, pursuant to the Amended and Restated Investor Rights Agreement and Subscription Agreements, respectively, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. We have filed a registration statement on Form F-1 (the “Resale F-1”) to register such ordinary shares for resale, which was declared effective on June 1, 2021. Further, certain holders who have been issued Genius ordinary shares in connection with the FanHub Acquisition and the Second Spectrum Acquisition have certain registration rights under the respective agreements to such transactions. We have filed a registration statement on Form F-1 (the “Acquisitions Resale F-1”) to register such ordinary shares for resale, which was declared effective on September 30, 2021. Pursuant to Rule 429 under the Securities Act, such ordinary shares registered on the Resale F-1 and Acquisitions Resale F-1 were then included on a shelf registration statement on Form F-3, which was declared effective on June 17, 2022. The sale or possibility of sale of these Genius ordinary shares and/or warrants could have the effect of increasing the volatility in Genius ordinary share price or putting significant downward pressure on the price of Genius ordinary shares and/or warrants.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 28, 2024.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are US residents and if any of the following occurs: (a) a majority of our directors or executive officers are US citizens or residents, (b) more than 50 percent of our assets are located in the US or (c) our business is administered principally in the US. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional time and costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers and may still be responsible for maintaining home country governance requirements in addition to domestic governance requirements.

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

Based upon Genius’s current and intended plans for its directors and management, for the purposes of UK Takeover Code, Genius anticipates that it will be considered by the UK Takeover Panel not to have its place of central management and control in the UK, the Channel Islands, or the Isle of Man. Therefore, the UK Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the UK Takeover Code to apply to us.

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

Genius is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Genius will remain an “emerging growth company” until the earliest to occur of: (i) the last day of the fiscal year (a) following August 18, 2025, (b) in which Genius has total annual gross revenue of at least $1.2 billion, or (c) in which Genius is deemed to be a large accelerated filer, which means the market value of our Genius ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which Genius has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Genius intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring Genius’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. Genius has not chosen to “opt out” of this extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Genius, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Genius’ financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accountant standards used. Genius cannot predict if investors will find Genius ordinary shares less attractive because Genius intends to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find Genius ordinary shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for Genius ordinary shares and the market price and trading volume of Genius ordinary shares may be more volatile and decline significantly.

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

In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports data and technology industry could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. The sports data and technology industry requires specific knowledge that is not easily transferable from other industries, and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition, results of operations and prospects could be adversely affected.

The Federal Trade Commission has proposed new rules that would ban employers from imposing non-compete clauses in US employment agreements, with a decision expected in April 2024. It is unclear if and when a final rule will be issued and whether it would be subject to legal challenges. Certain US states impose restrictions on non-competes and various US states have proposed similar restrictions, such as legislation passed by the New York legislature in June 2023 that would have banned non-competes and subjected companies to monetary damages for violations. New York Governor Kathy Hochul vetoed the proposed law in December 2023 as overly broad. Despite the veto, New York state legislators have indicated a desire to reintroduce a narrower non-compete ban in 2024, and similar rules may be imposed in New York and other states in which we do business. If such rules are ultimately implemented at the US federal level or states in which we do business, we may be unable to enter into or enforce non-compete agreements with our employees or employees of companies that we acquire, except in limited circumstances. This could result in employees working for our competitors, which could make it more difficult to protect our trade secrets and other intellectual property, and could harm our business and results of operations.

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

As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In estimating these costs, we considered expenses related to investor relations, insurance, legal, accounting and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, penalties sanctions and other regulatory action, public relations risks and potentially civil litigation.

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

A. History and Development of the Company

The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports, 1st Floor, 27 Soho Square, London, England, W1D 3QR , and the telephone number of the Company is +44 (0) 20 7851 4060. The name and address of our US agent is Puglisi & Associates, 850 Library Avenue #204 Newark, Delaware 19711 and the telephone number of Puglisi & Associates is +1 (302) 738-6680.

Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are described in Item 10 of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as US public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.geniussports.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

In 2021, following the Listing, Genius made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NFL, NBA, EPL, and NCAA. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

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

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 800 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

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

Genius’ live data services, alongside other value-add solutions, are deeply integrated into nearly all regulated sportsbook operators, comprising over 800 sportsbook brands worldwide. None of these sportsbooks currently take Genius’s entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, Flutter (incl. FanDuel), and Entain, as well as leading B2B gaming technology platform providers such as OpenBet, Kambi and DraftKings B2B (formerly SBTech).

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 230,000 events, and over 200,000 events under official data and/or streaming rights agreements (of which approximately 123,000 are exclusive). This includes official data and trading for leagues such as the English Premier League (“EPL”), National Football Association (“NFL”), and Major League Baseball (“MLB”), as well as many other events that are popular with bettors. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,000 highly trained statisticians across over 140 countries who work on the ground, pitch- side and court-side, to capture data in real-time using Genius software.

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

Through its Second Spectrum optical tracking technology, Genius Sports works with leagues, broadcasters and teams to automatically capture real-time insights. Among other things this is used by coaches and analysts to understand team and player performance. The combination of computer vision, machine learning, and artificial intelligence technology also enables Genius Sports to power alternative broadcast experiences that combine live game streams with augmented data points, data visualizations and graphics. These unique broadcast experiences empower leagues to offer greater levels of fan engagement, while simultaneously unlocking new potential revenue streams.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $220 million in building out its full suite of proprietary technology and software solutions.

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

In 2021, following the Listing, Genius has made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NFL, NBA, EPL, and NCAA. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

Genius is the Global Leader in Official Data Rights

Official data as it pertains to sports betting is the feed of live statistics that is sanctioned by sports rights holders, typically sports leagues and federations, and used to create betting markets, update odds in real-time, and settle bets accurately and timely. The Company believes that as the global sports betting industry, especially in-game betting, is expected to grow, the reliance on high quality data is similarly expected to increase over time. Further, the Company believes that the continued adoption of official data by the market means that Genius’ technology and relationships will be critical to capturing and capitalising on this trend.

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

The Company started its expansion into the provision of audio visual (“A/V”) services in the second half of 2019. This includes providing sports leagues with proprietary AI-powered A/V production services to capture live game streams with minimal human intervention. These streams are a valuable addition to Genius’ portfolio of sports betting services as a complimentary offering to in-game data and oddsmaking. The Company has over 50,000 streaming rights under official rights.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates in the global sports betting industry. H2 Gambling Capital projects the Global Sports Betting industry GGR to grow from $80 billion in 2023 to $127 billion by 2028. The Company believes it is well positioned to grow alongside this rapidly expanding industry. Most of the GGR currently generated by the entire industry is estimated to come from Asia and the Middle East, with Europe being the second largest region.

H2 Gambling Capital expects the sports betting industry to grow across all regions globally, led by rapid expansion in newly regulating markets such as the United States. In May 2018, the US Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), which lifted federal restrictions on sports betting and gave individual states the power to legalize sports betting. As of year-end 2023, 39 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 38 US states have already launched active sports betting industries with 30 US states allowing mobile sports betting. The Company expects additional US states to legalize sports betting in the coming years, which will further grow the US sports betting market. Per H2 Gambling Capital, the US sports betting market is projected to generate an estimated $25 billion in GGR in 2028, increased from just an estimated $11 billion in 2023.

Regions such as Europe also have several countries, such as Germany, that remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital expects Europe to generate an estimated $41 billion in GGR in 2028, increased from an estimated $28 billion in 2023. Europe remains a key market for Genius due to its large scale and relevance within the global sports betting industry.

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

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with approximately 2,300 staff and access to a network of more than 7,000 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

The broad portfolio of events Genius offers is enabled by its technological expertise and deep relationships and integrations with sports leagues. Building this portfolio has taken many years and requires a deep understanding of each sport league’s technical and strategic requirements, along with developing bespoke technology to meet those requirements. For example, Genius developed technology for basketball leagues that is used by more than 180 leagues in 100 countries around the world, equating to more than 80% of all organized basketball competitions.

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

•

Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sportsbooks and sports rights holders and has historically experienced low churn. Sportsbook contracts are structured with guaranteed minimum payments throughout the life of the term (typically 2-5 years), which allow for good earnings visibility. Approximately 60% of Genius’ revenue is from recurring revenue related to contractual minimum guarantees. Genius’ contracts are also structured with upside levers that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, and utilization of more events.

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

The Genius Company Culture

Genius’ purpose is to champion a more sustainable sports data ecosystem with the highest-quality data and products that optimize, and enrich experiences for sports, betting and media organizations. Our Company purpose and values are set by our Board and are periodically reviewed by our Nominating and Corporate Governance Committee. In accordance with the principles of home country governance, we take the view that our purpose, values and strategy should be aligned and form the basis of our company culture. Accordingly, Genius’ culture is fair, ethical and performance oriented. The Company operates a clear ‘Game Plan’ and Code of Conduct setting out the company vision and values that all staff are expected to uphold. It also sets out the Company’s ‘team goals,’ in the form of a simple set of targets for which staff can aim. These encapsulate Genius’ values as an organization, encouraging staff to think big, get stuck in, do the right thing, go fast/aim high, express themselves – and win as a team.

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

Genius’ levers for growth can be summarized as:

1.	Capitalizing on the continued growth of global sports betting and achieving a fair value for live official data

2.	Development of new technology and services for sports, sportsbooks, advertisers and broadcasters

3.	Accelerating the growth of fan advertising and engagement solutions

4.	Acquiring sports data and video rights that deliver high ROI

5.	Strategic acquisitions and investments.

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

•

Expand Genius’ presence and acquire new customers in growth markets such as the US and Canada. Genius’ strong partnerships with sports leagues, data-driven marketing products and existing relationships with B2B sports betting platform providers give the Company a major competitive advantage in high growth jurisdictions, including the United States, Canada and Latin America. Genius is a preferred data and odds supplier to a majority of significant sportsbooks in the UK and this has translated well into new markets.

•

Increase share of wallet via product upsell. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and has started to commercialize its BetVision streaming platform and risk services capabilities. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of each customer’s wallet.

•

A forward-looking licensing strategy: Genius Sports holds 48 licenses, or equivalent, in North America across states, provinces, territories and tribes, and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in other countries potentially liberalizing sports betting in the near future, such as Peru, Finland and the UAE. Genius will further benefit from GGR growth without incremental costs as new states open up in the US and other growth markets such as Canada begin to liberalize. Each new market provides expanded distribution potential for sports and content that Genius is already covering.

•

Benefit from growth of in-play betting globally: Genius’ commercial model in new markets, such as the United States, positions the business to benefit from the growth of in-play betting, with higher revenue share derived from those bets vs. pre-match bets. As younger markets mature, we believe in-play betting will grow to become the majority of sportsbook revenue. New products Genius has developed, such as BetVision, we believe will accelerate the growth of in-play betting.

Development of new technology and services for sports and broadcasters

•

Commercializing optical tracking and next generation sports broadcast experiences. In 2021, Genius acquired Second Spectrum, an optical tracking solution that uses computer vision, machine learning, and AI technology to generate performance data, analytics, insights, and visualization solutions for sports and broadcasters. Since acquisition, we have successfully deployed and sold this technology to broadcasters across the NFL, NBA, EPL, and NCAA ecosystems and we expect further expansion of product and customers in the future. Equally, we have deployed optical tracking solutions to build product for the sports betting space, inclusive of the recent launch of BetVision in 2023.

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

Through its Second Spectrum technology Genius captures real-time performance data through an optical tracking system using computer vision, machine learning, and artificial intelligence. These data points are used to generate analytics, insights, and visualization solutions for a range of customers. For sports leagues and teams, this data powers rich team, player and game analysis tools to enable faster, data-driven tactics and decision making.

For broadcasters, this data enables the real-time creation of alternative feeds, featuring statistical content and graphic overlays. This not only enables new levels of live analysis but also create new forms of engagement for the next generation of fans, which lead to more personalized activation opportunities for sponsors and commercial partners.

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

Betting Technology, Content and Services

Genius supplies the technology, content and services that powers global sportsbooks. Sportsbooks can outsource as much or as little of these capabilities as necessary depending on their requirements. Genius’ offering includes:

•

Live sports data: Fast and reliable feeds of live match data, the majority of which are delivered direct from stadiums around the world in under a second using Genius technology. These real-time data points allow sportsbooks to create odds for in-game betting markets on over 230,000 events a year.

•

Pre-game and in-game odds feeds: A combination of automated oddsmaking powered by unique mathematic algorithms, a specialist trading team, of over 250 people, and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating the events, setting the odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.

•

Risk management services: Genius offers real-time management of all sportsbook liabilities, including customer profiling, monitoring of incoming bets, automated acceptance and rejection of bets, and limit setting. Risk management is a vital part of a sportsbook’s operation because it protects its profitability.

•

Live streaming: Thousands of official live streams, which are acquired via Genius’ official partnerships with Tier 2 through 4 sports leagues, many of which are captured at courtside and pitchside around the world using Genius technology. This service is designed to boost betting appeal and drive sportsbook handle at off-peak times, in a cost-efficient manner when compared to Tier 1 streaming content. Genius has also launched a first-of-its-kind immersive live streaming solution in partnership with the NFL called BetVision, an interactive single-screen live streaming product that includes an integrated bet slip, real-time team and player statistics, and personalized, augmented viewing modes.

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

In 2023, Genius won various awards for its sports betting solutions, including Sports Betting Supplier of the Year at the EGR North America Awards, Best Live Betting Product at the SBC Awards, and Acquisition & Retention Partner of the Year at the SBC Latin America Awards. Genius was also named Data Service Provider of the Year at the American Gambling Awards. In sports, Genius’ NCAA LiveStats solution was named Best Technology for College Sports at the annual Sports Technology Awards and Best Integration at the sports integrity-focused Clue Awards.

In 2023 Genius, through its Second Spectrum division, won a Sports Emmy in the Interactive Experience category, alongside a NBA Award for NBA Team Innovation of the Year.

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

Genius has relationships with over 800 sportsbook brand customers, including:

•

Global sportsbooks such as: FanDuel, Betfair, Paddy Power, Sisal, Sportsbet, and Sky Bet (all Flutter); BetMGM, Ladbrokes, Coral, Bwin, and SuperSport (all Entain); DraftKings, Bet365, 888/William Hill, Betsson, Betway; and

•	Leading B2B platform providers such as OpenBet, Playtech, Altenar, BtoBet, Pragmatic Play, and Kambi.

Genius has over 400 sports league partners, including:

•	Globally recognized leagues such as the NFL, EPL, NBA, NCAA, FIBA, FIFA, PGA Tour and Ryder Cup; and

•	Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

Genius has over 170 media and advertising customers, including:

•	Recognized leading US gaming brands such as FanDuel, DraftKings, BetFanatics, BetMGM, Caesars and ESPN Bet;

•	A wide range of sports betting and iGaming brands in Europe and Africa, including Bet365, PlayOjo, and SuperBet;

•

A wide range of brands globally including Diageo, Dr. Pepper, Pepsi, Heineken, Bayer, Stellantis (Jeep/Dodge), LVMH, and Buffalo Wild Wings that Genius helps engage and monetize sports fans through its dynamic creative, media buying or digital engagement tools.

•	Major global media publishers, such as Amazon, CBS, Premier League Productions, NBA League Pass, NFL+ and TSN, to which Genius helps drive fan engagement through AI powered video augmentation; and

•

Sports properties including the NFL and more than 20 teams from MLB, including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans with contextual marketing campaigns that drives ticket and merchandise sales.

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

Supplementing the data solutions, automated cameras allow sports leagues to produce live streaming content for delivery through the distribution network. Automated monitoring, remote management, and AI-driven production mean minimal interaction is required from sports leagues once the solution has been installed which, alongside Genius’ innovative hardware solutions, reduces production costs. Genius’ live streaming distribution capabilities deliver streams from any source to consumers cost effectively, at volume, with broadcast beating latency. Our automated video-capture solution is able to understand extremely high-fidelity information about competitors on the field, suitable for producing a semantic understanding of the game in real-time. This capability extends to automated officiating use-cases.

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

Our proprietary risk and liability management services leverage our sophisticated algorithmic models to improve the margins of our sportsbook customers, providing personalized, responsive pricing, bet acceptance and bet delays.

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

Genius’ next generation augmented streams, powered by machine learning, provide fans with new ways to consume streaming content. This capability can be entirely customized for different audiences, brands and use-cases and can be delivered at low-latencies suitable for sports betting audiences.

Programmatic Advertising

Genius Sports operates sophisticated in-house advertising technology, including a large-scale data warehouse, proprietary audience tracking software and a self-service programmatic technology platform. This allows us to efficiently direct advertising budgets to sports facing inventory and audiences, maximizing the ROI for advertising dollars spent.

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

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $26.1 million, $29.9 million and $26.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in London, Medellin, Tallinn, Sofia and Los Angeles. As of December 31, 2023, there were over 400 staff in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

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

Genius has robust global sales and account management team of more than 160 commercial professionals, who are organized by region and industry. This team is responsible for new business development and promoting value-add services to grow existing partnership value.

In addition, Genius also has a 14 person marketing team that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

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

Seasonality

The global sporting calendar is year-round and our products cover the entire sporting calendar. In addition, the relative importance of different sporting events is different in the broad range of different territories where our customers operate (e.g., European sportsbooks will place more importance on European sports events and the US sportsbooks will place more importance on the US sports events). Given these factors, we are not reliant on specific sporting competitions.

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

As of December 31, 2023, we owned nine registered trademarks, and 28 registered patents, in the United States and 53 registered trademarks, and four registered patents, in various non-US jurisdictions, along with a further five unregistered trademarks. As of December 31, 2023, we owned 199 domain-names.

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

Government Regulations

Our operations and the operations of our customers and suppliers are subject to various US and foreign laws and regulations that affect our and their ability to operate in the sports, technology, sports betting and gaming, and marketing and advertising industries. These industries and our business are generally subject to extensive and evolving laws and regulations that could change, including from political and societal pressures and that could be interpreted in ways that could negatively impact our business.

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

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•	the General Data Protection Regulation, the ePrivacy Directive and implementing national legislation and any data laws and regulations enacted in the United Kingdom, including the UK GDPR;

•

US federal, state and local data protections laws such as the Federal Trade Commission Act and similar state laws, state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York;

•	Swiss data protection laws, such as the Swiss Ordinance to the Federal Act on Data Protection and the guidance of the Swiss Federal Data Protection and Information Commissioner;

•	the Data Protection Law of Colombia and the directives of the Superintendence of Industry and Commerce of Colombia; and

•	other international data protection, data localization, and state laws impacting data privacy and collection.

Other regulations that affect our business include:

•	US state laws and certain European jurisdictions regulating sports betting and online gaming and related licensing requirements;

•

laws regulating the advertising and marketing of sports betting, including but not limited to the UK Code of Non-Broadcast Advertising, Direct Marketing, and Sales Promotion administered by the Committee of Advertising Practice and the US Federal Trade Commission Act;

•	anti-bribery and anti-corruption regulations, and corporate regulations including the Foreign Corrupt Practices Act and the UK Bribery Act;

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

C. Organizational Structure

Genius Sports Limited was incorporated as a holding company in connection with its business combination with dMY Technology Group, Inc. II on October 21, 2020 under The Companies (Guernsey) Law, 2008 and registered in the Guernsey Registry.

We have 43 wholly owned subsidiaries that are listed in Exhibit 8.1, Subsidiaries of the Registrant of this Form 20-F.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporate and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by Genius
Maven Topco Limited	Guernsey	Holding company	100%
Genius Sports SS Holdings, Inc	United States	Holding company	100%
Genius Sports Group Limited	United Kingdom	Holding company	100%
Genius Sports UK Limited	United Kingdom	Data services and technology	100%
Genius Sports Media, Inc.	United States	Data services and technology	100%

D. Property, Plants and Equipment

Our corporate headquarters are located in London, UK, where we occupy a leased premise totaling approximately 4,907 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources, and other corporate teams. Our US headquarters are in New York, where we occupy a leased premise totalling 11,816 square feet. We have vendor agreements for enterprise (third party hosted) data centres.

We also lease office space in 15 other cities throughout the world, the largest of which includes a 35,585 square foot space in Sofia, Bulgaria, a 19,751 square foot space in Medellín, Colombia, a 19,256 square foot space in Tallinn, Estonia and a 13,922 square foot space in Los Angeles, USA. Our major sites in Medellin, Sofia and Tallinn are primarily occupied by operational teams (trading, data services and customer support). All of the above leases expire or are up for renewal in 2024-2029.

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

The discussion should be read together with the historical audited annual consolidated financial statements of Genius Sports Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit) and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes thereto, included elsewhere in this Annual Report on Form 20-F.

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

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 800 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

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

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

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

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2024-2025 season and NFL data rights contract, which runs through the end of the 2027-2028 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

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

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2023	2022
Events under official rights	200,351	190,490
Of which, exclusive	123,318	132,887

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

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for the NFL and UK soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long- term contracts with over 800 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically 2-5 years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s gross gaming revenue (“GGR”) or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Approximately 60% of Genius’ fiscal 2023 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

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

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement. Second Spectrum is the official tracking provider of the EPL, EFL, and Danish Superliga, using advanced AI capabilities and computer vision technology to capture precise ball and player mesh location-based tracking data. In addition to these relationships, Second Spectrum has partnerships with ESPN, CBS, TSN, the NBA, NFL+, Premier League Productions, and others to offer augmented reality features for select soccer, basketball, and football games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers and the Portland Trailblazers, to provide new content and revolutionize the fan viewing experience. The combined offering of the Company’s existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

Intangible assets acquired relate to existing technology, customer relationships and trademarks.

NFL License Agreement

On April 1, 2021, the Company entered into a new multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a four-year period (the “Term”) commencing April 1, 2021. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over the four-year term, and had fully vested by December 31, 2023. On July 6, 2023, the License Agreement was extended through the end of the 2027-28 season.

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

Warrant Consent Solicitation

On January 20, 2023, the Company announced the successful completion of its offer to exercise and solicitation of consents relating to the Company’s outstanding public warrants (the “Warrant Consent Solicitation”). Holders of 6,834,987 public warrants elected to exercise their public warrants prior to the expiration date of the Warrant Consent Solicitation (including holders of 2,149,000 public warrants that elected to exercise such warrants on a cash basis), resulting in cash proceeds of $6.8 million. The remaining 833,293 public warrants were exercised automatically on a cashless basis.

None of the Company’s public warrants remain outstanding and the warrants ceased trading on the NYSE as of January 20, 2023. The ordinary shares continue to be listed and trade on the NYSE under the symbol “GENI”.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in $23.6 million, $20.8 million, and $26.3 million decreases in reported revenue for years ended December 31, 2023, 2022 and 2021, respectively. Throughout this report on Form 20-F, Genius reports certain items on a constant currency basis to facilitate comparability between periods. See “—Non-GAAP Measures—Constant Currency,” below.

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

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $80 billion in 2023 to $127 billion by 2028. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity”. Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the United States. As of year-end 2023, 39 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 38 states have launched active sports betting industries with 30 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the US sports betting market will generate an estimated $25 billion in GGR in 2028, up from an estimated $11 billion in 2023. Genius is already permitted to supply in 28 US states and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries such as Germany remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $41 billion in GGR in 2028, up from an estimated $28 billion in 2023.

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

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$274,235	$209,251	$177,201
Media Technology, Content and Services	91,605	82,698	48,312
Sports Technology and Services	47,137	49,080	37,222

Total Revenue	$412,977	$341,029	$262,735

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

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

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

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), lease costs and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

(Loss) gain on fair value remeasurement of contingent consideration. (Loss) gain on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public and private warrant liabilities assumed as part of the Merger.

Loss on abandonment of assets relates to the derecognition of unused prepaid expenses.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the United Kingdom. See Note 19 – Income Taxes, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This annual report on Form 20-F includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars, in thousands)
Consolidated net loss	$(85,534)	$(181,636)	$(592,753)
Adjusted for:
Net, interest (income) expense	(1,953)	1,487	3,331
Income tax expense (benefit)	5,340	1,714	(11,701)
Amortization of acquired intangibles (1)	40,476	40,089	37,617
Other depreciation and amortization (2)	37,841	29,302	22,542
Stock-based compensation (3)	35,462	89,943	489,474
Transaction expenses	2,494	1,668	12,886
Litigation and related costs (4)	2,289	24,624	4,395
Change in fair value of derivative warrant liabilities	534	(10,132)	11,412
Loss (gain) on fair value remeasurement of contingent consideration	2,919	(218)	19,405
Loss on abandonment of assets	11,226	—	—
(Gain) loss on foreign currency	(3,875)	8,979	(3,032)
Other (5)	6,126	9,968	7,974

Adjusted EBITDA	$53,345	$15,788	$1,550

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
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

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs and non-recurring compensation payments.

On a constant currency basis, Adjusted EBITDA would have been $15.5 million and $(2.1) million for the years ended December 31, 2022 and 2021, respectively.

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

A.	Operating Results

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended		Variance
	December 31, 2023	December 31, 2022	In dollars	In%
	(dollars, in thousands)
Revenue	$412,977	$341,029	$71,948	21%
Cost of revenue(1)	343,972	338,166	5,806	2%

Gross profit	69,005	2,863	66,142	2,310%

Operating expenses:
Sales and marketing(1)	29,432	31,344	(1,912)	(6%)
Research and development(1)	26,070	29,894	(3,824)	(13%)
General and administrative(1)	85,167	122,829	(37,662)	(31%)
Transaction expenses	2,494	1,668	826	50%

Total operating expense	143,163	185,735	(42,572)	(23%)

Loss from operations	(74,158)	(182,872)	108,714	59%

Interest income (expense), net	1,953	(1,487)	3,440	231%
Loss on disposal of assets	(291)	(292)	1	0%
(Loss) gain on fair value remeasurement of contingent consideration	(2,919)	218	(3,137)	(1,439%)
Change in fair value of derivative warrant liabilities	(534)	10,132	(10,666)	(105%)
Loss on abandonment of assets	(11,226)	—	(11,226)	—
Gain (loss) on foreign currency	3,875	(8,979)	12,854	143%

Total other expense	(9,142)	(408)	(8,734)	(2,141%)

Loss before income taxes	(83,300)	(183,280)	99,980	55%

Income tax expense	(5,340)	(1,714)	(3,626)	(212%)
Gain from equity method investment	3,106	3,358	(252)	(8%)

Net loss	$(85,534)	$(181,636)	$96,102	53%

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Year Ended		Variance
	December 31, 2023	December 31, 2022	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$6,342	$40,639	$(34,297)	(84%)
Sales and marketing	3,060	2,896	164	6%
Research and development	3,630	1,980	1,650	83%
General and administrative	22,430	44,428	(21,998)	(50%)

Total stock-based compensation	$35,462	$89,943	$(54,481)	(61%)

Revenue

Revenue was $413.0 million for the year ended December 31, 2023 compared to $341.0 million for the year ended December 31, 2022. Revenue increased $71.9 million, or 21%. On a constant currency basis, revenue would have increased $69.9 million, or 20% in the year ended December 31, 2023.

Betting Technology, Content and Services revenue increased $65.0 million, or 31%, to $274.2 million for the year ended December 31, 2023 from $209.3 million for the year ended December 31, 2022. New customer acquisitions contributed $30.4 million to the increase, and $18.4 million was driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings, while a further $16.2 million was driven by increased customer utilization of Genius’ available event content. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $63.4 million, or 30% in the year ended December 31, 2023.

Media Technology, Content and Services revenue increased $8.9 million, or 11%, to $91.6 million for the year ended December 31, 2023 from $82.7 million for the year ended December 31, 2022, driven by growth in the Americas region, primarily for programmatic advertising services. On a constant currency basis, Media Technology, Content and Services revenue would have increased $8.6 million, or 10% in the year ended December 31, 2023.

Sports Technology and Services revenue decreased $1.9 million, or 4%, to $47.1 million for the year ended December 31, 2023 from $49.1 million for the year ended December 31, 2022. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $16.2 million in the year ended December 31, 2023 compared to $15.8 million in the year ended December 31, 2022. On a constant currency basis, Sports Technology and Services revenue would have decreased $2.2 million, or 4% in the year ended December 31, 2023.

Cost of revenue

Cost of revenue was $344.0 million for the year ended December 31, 2023, compared to $338.2 million for the year ended December 31, 2022. The $5.8 million increase in cost of revenue includes a $34.3 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $40.1 million, which is primarily driven by higher data rights costs.

Data and streaming rights costs were $153.8 million for the year ended December 31, 2023, compared to $128.7 million for the year ended December 31, 2022. The $25.1 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $39.9 million for the year ended December 31, 2023, compared to $37.6 million for the year ended December 31, 2022. The $2.3 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $31.3 million for the year ended December 31, 2023, compared to $23.1 million for the year ended December 31, 2022. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $43.3 million for the year ended December 31, 2023, compared to $42.4 million for the year ended December 31, 2022.

Sales and marketing

Sales and marketing expenses were $29.4 million for the year ended December 31, 2023, compared to $31.3 million for the year ended December 31, 2022. The $1.9 million decrease is primarily driven by lower deferred consideration costs from historical acquisitions.

Research and development

Research and development expenses were $26.1 million for the year ended December 31, 2023, compared to $29.9 million for the year ended December 31, 2022. The $3.8 million decrease includes a $1.7 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $5.5 million, which was primarily due to lower overhead costs, and Genius capitalizing a marginally higher portion of internally developed software costs in the period.

General and administrative

General and administrative expenses were $85.2 million for the year ended December 31, 2023, compared to $122.8 million for the year ended December 31, 2022. The $37.7 million decrease includes a $22.0 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $15.7 million, which was driven by lower legal fees after outstanding litigation was resolved in the fourth quarter of fiscal year 2022, partially offset by higher staff costs and corporate overheads.

Transaction expenses

Transaction expenses were $2.5 million and $1.7 million for the year ended December 31, 2023 and 2022 respectively. Transaction expenses in the year ended December 31, 2023 related to corporate transactions including the exercise of outstanding public warrants.

Interest income (expense), net

Interest income, net was $2.0 million for the year ended December 31, 2023, compared to interest expense, net of $1.5 million for the year ended December 31, 2022. The movement is primarily due to $2.3 million income from higher interest rates on cash balances in the year, combined lower interest expense due to the settlement of the first promissory note in January 2023.

(Loss) gain on fair value remeasurement of contingent consideration

Genius recorded a loss on fair value remeasurement of contingent consideration of $2.9 million for the year ended December 31, 2023, compared to a gain of $0.2 million for the year ended December 31, 2022, related to historical acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of $0.5 million for the year ended December 31, 2023 and a gain of $10.1 million for the year ended December 31, 2022, due to revaluation of the public warrants assumed as part of the Merger. The outstanding public warrants were exercised in full in January 2023.

Loss on abandonment of assets

Genius recognized a loss of $11.2 million in the year ended December 31, 2023 relating to the derecognition of prepaid expenses for hardware and related costs which are not expected to be utilized.

Gain (loss) on foreign currency

Genius recorded a foreign currency gain of $3.9 million and a foreign currency loss of $9.0 million for the year ended December 31, 2023 and 2022, respectively. The gain in the year ended December 31, 2023 and loss in the year ended December 31, 2022 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during the year.

Income tax expense

Income tax expense was $5.3 million and $1.7 million for the year ended December 31, 2023 and 2022, respectively. The $3.6 million increase is primarily due to the effect of income tax expenses in overseas jurisdictions, including return-to-provision adjustments.

Gain from equity method investment

Gain from equity method investment was $3.1 million and $3.4 million for the year ended December 31, 2023 and 2022, respectively, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $85.5 million and $181.6 million for the year ended December 31, 2023 and 2022, respectively.

Comparison of 2022 to 2021

For the comparison of 2022 to 2021, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022.

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

Debt

Genius had $7.6 million and $14.5 million in debt outstanding as of December 31, 2023 and December 31, 2022, respectively. Substantially all of this debt was in the form of Promissory Notes bearing non-cash interest at 4.7% annually.

In addition, Genius has a £0.2 million overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 20-F.

Commitments

Refer to Note 21 of the notes to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F for disclosures regarding our commitments, including our contractual obligations.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(dollars, in thousands)
Net cash provided by (used in) operating activities	$14,876	$(3,455)	$(63,308)
Net cash used in investing activities	(47,570)	(54,821)	(132,319)
Net cash (used in) provided by financing activities	(596)	(21)	410,364

Operating activities

Net cash provided by operating activities was $14.9 million and net cash used in operating activities was $3.5 million in the year ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, net cash provided by operating activities primarily reflected Genius’ net loss net of non-cash items of $40.7 million, offset by changes in working capital of $25.8 million. In the year ended December 31, 2022, net cash used in operating activities primarily reflected Genius’ net loss net of non-cash items of $21.8 million, offset by changes in working capital of $18.4 million.

Investing activities

Net cash used in investing activities was $47.6 million and $54.8 million in the year ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $45.6 million and purchases of property and equipment of $3.6 million, offset by distributions from equity investments of $1.6 million. In the year ended December 31, 2022, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $41.6 million, purchases of property and equipment of $6.0 million and contributions to equity investments of $8.0 million.

Financing activities

Net cash used in financing activities was $0.6 million and less than $0.1 million in the year ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Comparison of 2022 to 2021

For the comparison of 2022 to 2021, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022, under the subheading “Liquidity and Capital Resources”.

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

E.	Critical Accounting Estimates

Genius’ consolidated financial statements have been prepared in accordance with US generally accepted accounting principles, or US GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 – Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included elsewhere in this report on Form 20-F. Genius’ critical accounting policies are described below.

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

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares and stock options granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The fair value of equity-settled restricted share units and cash-settled restricted share units is estimated to be equal to the closing price of the Company’s common stock on each grant date. To estimate the fair value of restricted shares, stock option awards and equity-settled performance-based restricted share units, the Black-Scholes model and a Monte Carlo simulation were used to determine the fair value of grants with market-based conditions. Both the Black-Scholes model and the Monte Carlo simulation requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The risk-free interest rate is estimated using the rate of return on US treasury notes with a life that approximates the expected term. The expected term assumption used in the Black-Scholes model represents the period of time that the awards are expected to be outstanding. The Company elects to recognize the effect of forfeitures in the period they occur.

The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis.

Warrants

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. See Note 13 – Derivative Warrant Liabilities, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F for further discussion of the Warrants.

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

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following are the directors of the board and executive officers of Genius (as of the date of this filing):

Name	Age	Position
Mark Locke	44	Director and Chief Executive Officer
David Levy	61	Director and Chair of the Board
Kimberly Bradley	55	Director and Chair of the Audit Committee
Daniel Burns	53	Director
Gabriele Cipparrone	48	Director and Chair of the Nominating and Corporate Governance Committee
Kenneth J. Kay	68	Director and Chair of the Compensation Committee
Michael Messara	40	Board Observer
Steven Burton	52	Chief Partnerships Officer
Jack Davison	47	Chief Commercial Officer
Tom Russell	44	Chief Legal Officer
Eric Stevens	47	Chief Operating Officer
Nicholas Taylor	49	Chief Financial Officer

Directors

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke has been a member of Genius’s Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s Board of Directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

David Levy has served as the Chair of Genius’s Board of Directors since April 2021. Since November 2022, Mr. Levy has been serving as Chief Executive Officer and Co-Founder of Horizon Sports & Experiences, a sports media and marketing firm. Since May 2020, Mr. Levy has been a senior advisor for Arctos Partners, a private equity company focusing on passive investments in professional sports teams. From May 2015 through to October 2022, Mr. Levy served as a director of Audacy, Inc. (f/k/a Entercom Communications Corp.). From 2013 through March 2019, Mr. Levy served as President of Turner Broadcasting System, Inc. where he oversaw all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy has a B.S. from Syracuse University – Martin J. Whitman School of Management. Mr. Levy’s qualifications to serve on our Board of Directors include his extensive leadership experience and track record in the global sports and media industries.

Kimberly Bradley is a member of Genius’s Board of Directors. Ms. Bradley was appointed to the Board of Directors in July 2021. Ms. Bradley also serves as an Advisor to EQT Group, a global investment organisation, since August 2023, and Advisor to CoachList, an online marketplace for the fitness community, since February 2024. Ms. Bradley previously served as Chief Financial Officer of the National Football League and Chief Operating Officer of the NFL Network, from 2003-2006 and 2006-2012 (respectively). Most recently, Ms. Bradley served as Executive Vice President & Chief Financial Officer of Warner Bros. Entertainment from 2015-2020. Ms. Bradley holds a B.A. in Japanese/Asian Studies from Connecticut College and a MBA in Finance from Thunderbird School of Global Management. Ms. Bradley’s qualifications to serve on our Board of Directors include her extensive career in executive leadership positions in both the sports and media sectors, her financial acumen and corporate expertise.

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

Gabriele Cipparrone is a member of Genius’s Board of Directors and has served as a member of the Board of Directors of Genius Sports Group Limited since July 2018. Mr. Cipparrone is a Partner at Apax Partners LLP, which he joined in 2003, and where he works in the Tech & Telecommunications sector. Prior to joining Apax Partners, Mr. Cipparrone was a consultant with McKinsey & Company where he specialized in advising clients in the telecom and utility sectors. Mr. Cipparrone has participated in a number of key deals including Genius Sports Group, MatchesFashion, Engineering, Orange Switzerland, Weather Investments, TDC, Sisal and Farmafactoring. Mr. Cipparrone received his M.B.A. from Harvard Business School, a post-graduate degree in Engineering from École Centrale Paris (now known as CentraleSupélec – Université Paris-Saclay) and an undergraduate degree in Mechanical Engineering from Politecnico di Torino. Mr. Cipparrone’s qualifications to serve on Genius’s Board of Directors include his significant transactional experience in the tech sector and his prior experience as a member of the Board of Directors of Genius Sports Group Limited.

Kenneth J. Kay is a member of Genius’s Board of Directors and was appointed in March 2023. He is also a member of the Board of Summit Hotel Properties, Inc. (NYSE: INN) since July 2014 and serves as chair of the Compensation Committee. Mr. Kay is Managing Partner of Kay Investments, a privately-held real estate investment firm. From 2015 until 2022, Mr. Kay was also the Chief Financial Officer and a member of the Office of the CEO of MGM Holdings, Inc., a leading entertainment studio that was acquired by Amazon.com, Inc. in March 2022. Previously, Mr. Kay held the position of Chief Financial Officer of Las Vegas Sands Corp. (“Las Vegas Sands”) (NYSE: LVS) from 2008 to 2013, a leading global hospitality and gaming company. Prior to working for Las Vegas Sands, Mr. Kay was Senior Executive Vice President and Chief Financial Officer of CB Richard Ellis Group, Inc. (“CBRE”) (NYSE: CBG), a global commercial real estate services firm, from 2002 to 2008. Mr. Kay began his career with PricewaterhouseCoopers, and after leaving public accounting, his career included senior financial and operational roles at Ameron International, Systemed Inc., Universal Studios and, just prior to CBRE, as Chief Financial Officer of Dole Food Company, Inc. (formerly NYSE: DOLE). Mr. Kay received a B.S. degree in accounting and an M.B.A. degree from the University of Southern California. Mr. Kay is a Chartered Global Management Accountant, a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Kay’s qualifications to serve on our Board of Directors includes his extensive leadership positions in the gaming and hospitality sectors, his financial acumen and corporate expertise.

Board Observer

Michael Messara was appointed as an observer of the Board of Directors in February 2023. Michael Messara is the Co-Chief Investment Officer at Caledonia (Private) Investments Pty Limited. Mr. Messara started his career in 2001 as an equity research analyst at UBS AG in Sydney, Australia. During his time at UBS, he covered a range of industry sectors with a particular emphasis on healthcare, media & gaming. Mr. Messara was the youngest-ever Director of UBS in Australia, heading a team of analysts covering Australian-listed companies outside the S&P/ASX 100. Mr. Messara joined Caledonia in 2006 and has since been responsible for some of Caledonia’s most successful investments. He attended Bond University on a Business School Scholarship and completed a Bachelor of Commerce in 2001, majoring in Finance, Accounting and Economics. Mr. Messara sits on the Board of Directors of Caledonia (Private) Investments Pty Limited and is a Non-Executive Director of Arrowfield Pastoral Company.

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

Eric Stevens has served as the Chief Operating Officer of Genius Sports Group since June 2022 and prior thereto served in various other roles, including as Group Revenue Officer from July 2019 to May 2022 and Global Sales Director from April 2019 to July 2021. Prior to joining Genius Sports Group, Mr. Stevens served in various commercial and operational roles and led major transformation and high growth initiatives at Pinewood Studios and Arts Alliance Media. He has over 20 years global experience in various other sports, media and technology companies. Mr. Stevens started his career in the Washington, DC office of CEB (now Gartner) consulting primarily in the technology and media space. He holds a B.A. from Yale University.

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

B. Compensation

Executive Officer and Director Compensation

Compensation of Genius’s Executive Officers

The amount of compensation actually paid, and benefits in kind granted, to Genius’s executive officers in the year ended December 31, 2023 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’s home country and is not otherwise publicly disclosed by Genius.

All Executive
(US dollars) (1)	Officers (USD)
Base compensation (2)	$3,024,877
Bonuses (3)	$1,425,733,
Additional benefit payments (4)	$29,742
Share-Based Awards (5)	$30,729,190
Total compensation	$35,209,542

(1)	Amounts payable in pound sterling have been converted into US dollars using the calendar year 2023 annual exchange rate of £1.00 to USD$1.2439.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2023.
(3)

With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’s Chief Executive Officer (other than those relating to the Chief Executive Officer) and in any case overseen by the Compensation Committee of the Board and are typically awarded in tandem with Genius’s annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2022 performance and paid in 2023. Bonuses earned in respect of 2023 performance will be paid in 2024, after the date hereof.

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

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2023 are set forth in the table above.

Compensation of Genius’s Directors

The amount of compensation paid, and benefits in kind granted, to Genius’s Directors for the year ended December 31, 2023 was $802,300, comprised of $228,096 cash based compensation and $574,204 share based compensation.

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

While all non-executive directors are entitled to receive director compensation, some directors have elected not to accept such compensation in the 2023 year, such as Mr. Cipparone.

Board observers do not receive any compensation or right to compensation.

Executive directors are subject to the Company’s executive compensation policies, which are separate from director compensation.

In addition, pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Daniel Burns is the founder, and Genius, Mr. Burns received retainer fees of $223,902, plus VAT, for his services rendered during the fiscal year ended December 31, 2023. The retainer fees were paid in pound sterling and have been converted into US dollars using the calendar year 2023 annual exchange rate of £1.00 to USD$1.2439.

Existing Share Incentive Arrangements

The share ownership of our executive officers as of December 31, 2023 is reflected in the table below.

	Unrestricted Ordinary Shares (1)	Restricted Ordinary Shares	Total Ordinary Shares	Total Outstanding Options	Total Unvested RSUs/PSUs (2)	% of Total Outstanding Shares
Executive Officers (6 persons)	23,468,515	2,354,589	25,823,104	17,465	8,869,231	12.2%

(1)	Excludes 385,650 RSUs due to vest within 60 days of December 31, 2023.
(2)	RSUs and PSUs are not treated as outstanding shares until they are settled in accordance with their terms.

Executive Officer and Director Compensation

Genius’s compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our officers and executive management. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation and employee equity plans, and has made such appointments during the 2023 year appointing Aon plc as its independent compensation advisor.

The compensation committee will continue to work with such advisors to regularly evaluate the compensation of our Chief Executive Officer, officers and executive officers and our non-management directors, and periodically review the implementation of our compensation philosophy and programs as a public company as set out in Genius’s governing documents. None of Genius’s executive officers will serve as a member of the Compensation Committee or otherwise be directly responsible for the Compensation Committee’s decisions, but Genius’s Chief Executive Officer and Chief of Staff are involved with compensation decisions and provide insight and recommendations to the Compensation Committee regarding compensation for officers and executive officers other than themselves.

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

Equity Compensation—Restricted Stock Units and Performance Stock Units

Genius established the Genius Sports Limited 2022 Omnibus Incentive Plan (the ‘‘2022 Plan’’). Under the 2022 Plan, employees, officers and directors may be granted cash-based and share-based awards (the ‘‘Awards’’), and the 2022 Plan and the individualized Award notices and agreements issued thereunder set out (among other things) the number of Genius ordinary shares subject to the relevant Award and the vesting terms that must be satisfied before such Awards may be exercised, may vest or may otherwise be settled in whole or in part. In 2023, Genius issued Awards in the form of restricted stock units, which are subject to time vesting, and performance stock units, which are subject to performance vesting conditions (with performance vesting generally based upon achievement of revenue and EBITDA thresholds).

C. Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors are Kenneth Kay, Daniel Burns and Kimberly Bradley;

the initial term of the Class I directors completed as of the 2022 Annual General Meeting held on December 19, 2022. Mr. Burns and Ms. Bradley stood for election as of that meeting and were re-elected in accordance with the provisions of the Company’s Governing Documents;

•	the Class II director is David Levy;

the initial term of the Class II directors completed as of the 2023 Annual General Meeting (held on December 6, 2023). Niccolo de Masi and Albert Costa retired from the Board as of that meeting. David Levy stood for election as of that meeting and was re-elected in accordance with the provisions of the Company’s Governing Documents;

•	the Class III directors are Gabrielle Cipparrone, and Mark Locke;

the initial term of Class III directors will end as of the 2024 Annual General Meeting. Roxana Mirica retired from the Board as of the 2023 Annual General Meeting (held on December 6, 2023).

The initial term of the Class I directors expired immediately following Genius’s 2022 annual general meeting of shareholders held on December 19, 2022. The initial term of the Class II directors expired immediately following Genius’s 2023 annual general meeting of shareholders held on December 6, 2023. The initial term of the Class III directors shall expire immediately following Genius’s 2024 annual general meeting of shareholders at which directors are elected at a date to be determined.

The Board has appointed an observer, Michael Messara in February 2023. Mr. Messara’s rights as an observer are limited by the Board Observer Policy agreed by the Board and provided on the Company’s website. A Board Observer does not have the right to vote on matters put before the Board.

Audit Committee

Genius has established an Audit Committee of the Board of Directors, comprised of Ms. Bradley (as Chair), and Mr. Kay. Ms. Bradley was appointed as Chair on December 12, 2023 and has been a member since July, 2021. Mr. Kay has been a member of the Committee since March 8, 2023, and served as Chair until December 11, 2023. Prior to this, Mr. You was appointed as Chair from April 20, 2021 until his resignation from the Board on December 19, 2022. A new director will be hired in early 2024 to fill the seat vacated by Mr. de Masi on December 6, 2023.

As of the time of this publication, the Committee consists of Ms. Bradley as committee chair and the identified financial expert by SEC rules, and Mr. Kay. The Audit Committee is fully independent.

All members of the Committee, during the 2023 year and currently, are deemed to have the requisite financial literacy, as provided by the NYSE, to sit on the Committee. Mr. Kay, Mr. de Masi and Ms. Bradley have been deemed by the Board to qualify as an “audit committee financial expert” as defined by applicable SEC rules and has accounting or related financial management expertise. The Genius Board has determined that Mr. Kay, Ms. Bradley , and Mr. de Masi were independent for Audit Committee purposes.

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

•

establishing procedures for the receipt, retention and treatment of complaints received by Genius regarding accounting, internal accounting controls or reports which raise material issues regarding Genius’ financial statements or accounting policies;

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

Nominating and Corporate Governance Committee

Genius has established a Nominating and Corporate Governance Committee of the Board of Directors. The Nominating and Corporate Governance Committee is comprised of Mr. Cipparrone, Mr. Burns and Mr. Kay. Mr. Harry L. You was a member of the committee until his retirement from the Board on December 19, 2022. The Genius Board has adopted, a Nominating and Corporate Governance Charter, which details the principal functions of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on the Genius Board and appointments of officers and executive officers. Mr. Cipparrone and Mr. Kay are, and Mr. You was during his term, independent under the applicable rules of the SEC and the NYSE.

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

Guidelines for Selecting Director Nominees

The Nominating and Corporate Governance Committee consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Charter, generally provide that persons to be nominated should at a minimum:

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

Compensation Committee

Genius has established a Compensation Committee comprised of Mr. Kay as Chair, and Mr. Levy. Mr. Kay was appointed as Chair of the Committee on December 12, 2023. Prior to this Ms. Bradley served as Chair from July 18, 2022 until December 12, 2023, and Mr. Cipparrone was a member from April 20, 2021 until December 12, 2023. Both Mr. Kay and Mr. Levy are independent under the applicable rules of the SEC and the NYSE.

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

The compensation committee engaged independent legal counsel and an independent compensation consultant in 2023. In both cases, the independence of the advisor was considered against factors specified by the NYSE and SEC and deemed both to be independent.

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

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with the Genius Board, any committee chairperson or the independent directors as a group by writing to the Genius Board or committee chairperson in care of Genius Sports Limited, 1st Floor, 27 Soho Square, London, W1D 3QR, England.

D. Employees

The Company currently has approximately 2,300 staff across 16 main locations and 6 continents, comprising almost 1,800 employees and 500 contingent workers. We operate a network of almost 3,000 data statisticians around the globe, as well as approximately 4,500 additional FIBA statisticians.

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

Our culture is fair, ethical and performance-oriented. Our Nominating and Corporate Governance Committee has reviewed and approved the Company’s values and purpose statements, which are implemented through certain policies and procedures including our Code of Conduct and our ‘game plan’ which sets out the company vision and values that we expect all staff to uphold. This is underpinned by a business-wide Code of Business Conduct and Ethics and appropriate training programs. We regularly engage with staff on issues affecting the business through group-wide and location-specific ‘town hall’ sessions and other engagement platforms.

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

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of December 31, 2023 is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of March 11 2024, except as otherwise indicated, by:

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

The beneficial ownership of Genius is based on 213,906,276 Genius ordinary shares issued and outstanding as of March 11, 2024, including 2,943,825 Restricted Shares and 39,583 exercisable options, but excluding 4,105,948 ordinary shares held as treasury shares by a subsidiary of the Company. The expected beneficial ownership percentages set forth below do not take into account the NFL Warrants that are outstanding and may be exercisable.

Beneficial Owner	Number of Genius Shares	Approximate Percentage of Outstanding Shares (incl. mgt restricted and excluding options and treasury shares)
Directors and executive officers
Mark Locke (1) (2)	19,000,338	8.9%
David Levy (1) (3)	113,175	**
Gabriele Cipparrone (1)	—	—
Kenneth Kay (1)	18,868	**
Daniel Burns (1) (4)	114,684	**
Kimberly Bradley (1)	45,587	**
Nicholas Taylor (1)	1,705,149	**
Steven Burton (1)	1,455,639	**
Jack Davison (1)	1,572,424	**
Tom Russell (1)	823,709	**
Eric Stevens (1)	4,966	**
All directors and executive officers as a group (11 persons)	24,854,539	11.6%
Other 5% shareholders
Maven TopHoldings SARL (5)	31,325,956	15.0%
Funds and Accounts Managed by Caledonia (6)	20,526,210	9.8%
NFL Enterprises, LLC (7)	18,500,000	8.6%
Granahan Investment Management, LLC (8)	13,578,412	6.3%

**	Less than 1%
(1)	The business address of this shareholder is 1st Floor, 27 Soho Square, London, W1D 3QR, United Kingdom.
(2)	A portion of Mr. Locke’s shares are pledged to a lender to secure obligations under a loan.
(3)	Excludes 45,147 Restricted Stock Units that are due to vest within 60 days of the date of this filing.
(4)

Excludes 22,573 Restricted Stock Units that are due to vest within 60 days of the date of this filing. Includes 7,480 Genius ordinary shares directly held by Carbon Group Ltd. Mr. Burns has the ultimate voting and dispositive power with respect to the shares, and accordingly, may be deemed the beneficial owner of such securities.

(5)

Based solely on the Schedule 13G filed by Apax IX GP Co. Limited on February 12, 2024, (a) each of Maven TopHoldings SARL and Apax IX GP Co. Limited has the sole voting power and sole dispositive power with respect to 31,325,956 Genius ordinary shares, (b) Maven TopHoldings SARL is the record holder of the reported Genius ordinary shares, (c) Apax IX GP Co. Limited, through majority vote of its board, shares voting and dispositive power over the reported Genius ordinary shares held directly by Maven TopHoldings SARL and, accordingly, may be deemed the beneficial owner of such securities, (d) the foregoing statements shall not be construed as an admission that Apax IX GP Co. Limited or any individual member of the board of directors of Apax IX GP Co. Limited is the beneficial owner of any securities covered by such statements and (e) the address of the principal business office of the foregoing persons is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey, GY5 7FS.

(6)

Based solely on the Schedule 13G filed by Caledonia (Private) Investments Pty Limited on February 14, 2024, (a) Caledonia (Private) Investments Pty Limited has the sole voting power and sole dispositive power with respect to 20,526,210 Genius ordinary shares and (b) the address of the principal business office of Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia.

(7)

NFL Enterprises, LLC (“NFL Enterprises”) currently holds 18,500,000 vested NFL Warrants of the Company that are exercisable within sixty (60) days of December 31, 2021. Each NFL Warrant entitles NFL Enterprises to purchase from the Company one ordinary share of the Company. Until such time as such NFL Warrants are exercised, NFL Enterprises has no economic equity interests in the Company. NFL Enterprises, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League. The business address of NFL Enterprises and NFL Ventures, L.P. is 345 Park Avenue, New York, NY 10154.

(8)

Based solely on the Schedule 13G filed by Granahan Investment Management, LLC on February 14, 2024, (a) Granahan Investment Management, LLC has the sole voting power and sole dispositive power with respect to 13,578,412 Genius ordinary shares and (b) the address of the principal business office of Granahan Investment Management, LLC is Wyman Street, Suite 460, Waltham, MA 02451.

Holders

As of December 31, 2023, we had approximately 290 shareholders of record of our ordinary shares and 1 shareholder of record of our B Shares. We estimate that as of December 31, 2023, approximately 60% of our outstanding ordinary shares are held by 155 US record holders and 100% of our B Shares are held by 1 US record holder. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Listing. Prior to the Listing, our principal shareholder was Maven TopHoldings SARL, which held ordinary shares representing 100% of our outstanding ordinary shares prior to the Listing. Also, on April 26, 2021, pursuant to the License Agreement, NFL Enterprises was issued 18,500,000 NFL Warrants, of which 11,250,000 were vested immediately upon issuance and the balance will vest over the License Agreement’s remaining term or upon certain limited specified events and on customary terms. Each NFL Warrant entitles NFL Enterprises to purchase one Genius ordinary share (each, a “NFL Warrant Share”) for an exercise price of $0.01 per share. Each NFL Warrant was issued along with, and was stapled to, one B Share representing an economic value equal to the $0.0001 par value per share and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of 1/10 of a vote per B share. Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius Governing Documents.

B. Related Party Transactions

CFL Ventures

The Company recognized revenue of $0.7 million for the year ended December 31, 2023 from CFL Ventures, in which the Company has a minority interest.

Carbon Group

The Company made a payment of $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the year ended December 31, 2023.

Post-Listing Arrangements

In connection with the Listing, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Investor Rights Agreement

At the Closing, dMY, the Founders, Maven TopHoldings SARL (“Maven”), certain shareholders who are officers and employees of TopCo, MidCo, Genius, Merger Sub and/or direct and indirect subsidiaries of TopCo (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the DMY IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) at the time of the Closing, the Sponsor was entitled to designate two directors of Genius, and the Sellers were entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius subject to the Seller’s maintaining certain ownership thresholds provided for in the Amended and Restated Investor Rights Agreement; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and 6 months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement. On April 26, 2021, the Investor Rights Agreement was amended and restated by the Amended and Restated Investor Rights Agreement, pursuant to which, in addition to the above and among other things, (i) Genius will file a shelf registration statement for registration of the resale of the NFL Warrant Shares, (ii) Genius will provide NFL Enterprises customary piggyback registration rights with respect to the NFL Warrant Shares and (iii) NFL Enterprises will be subject to a customary lock-up period and certain transfer restrictions. In contemplation of the Additional Public Offering, the Company waived the applicable lock-up restrictions under the Amended and Restated Investor Rights Agreement for those selling shareholders in the Additional Public Offering who are party thereto, solely with respect to the portion of their ordinary shares offered for sale in the Additional Public Offering to the extent required to permit them to sell in the Additional Public Offering. Further, we have filed the Resale F-1 to satisfy our obligations to register the offer and sale of ordinary shares by certain of our shareholders pursuant to the Investor Rights Agreement and Subscription Agreements. The Resale F-1 was declared effective on June 1, 2021, upon which their ordinary shares have become freely tradable, subject to any applicable lock-up provisions in the Amended and Restated Investor Rights Agreement.

Second Amendment to the Amended and Restated Investor Rights Agreement

On September 14, 2023, Genius, Mark Locke, Maven TopHoldings SARL and dMY entered into an amendment to the Amended and Restated Investor Rights Agreement (the “Second Amendment to the Amended and Restated Investor Rights Agreement” or “Second Amendment”) pursuant to which the parties agreed to (i) upon commencement of the first Underwritten Shelf Takedown (as defined in the Amended and Restated Investor Rights Agreement) following the date of the Second Amendment, amend the percentage of ordinary shares held by Mr. Locke, Genius’ Chief Executive Officer and a Director, that he may transfer by way of a pledge or other security interest (but not a sale of such shares) from 40% to 60% of the Registrable Securities (as defined in the Amended and Restated Investor Rights Agreement) held by him and (ii) upon the closing of the first Underwritten Shelf Takedown following the date of the Second Amendment, release the restriction in the Amended and Restated Investor Rights Agreement that limits the percentage of ordinary shares held by Mr. Locke that he may transfer by way of a pledge or other security interest (but not a release of the restrictions with respect to sales of such shares).

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

We are not currently involved in material legal proceedings. See Note 21, “Commitments and Contingencies” to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See Item 3.D “Risk Factors—Risks Related to Legal Matters and Regulations—We may be subject to future party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation and investigations in various jurisdictions and with various plaintiffs in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.” In addition, from time to time, others may assert claims against us and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

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

None.

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

The Board of Directors has yet to approve the date of the Company’s 2024 annual general meeting of shareholders (the ‘‘Annual Meeting’’). The record date for shareholders entitled to notice of and to vote at the Annual Meeting has yet to be determined. Due to the fact that the Annual Meeting will be held more than 30 calendar days from the date of the Company’s 2023 annual general meeting of shareholders, the Company is providing the due date for submission of any qualified shareholder proposal or qualified shareholder nominations. The due date for such shareholder proposal or nominations is on a date yet to be determined.

C. Material Contracts

None.

D. Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

Material Tax Considerations

Material US Federal Income Tax Considerations

The following discussion is a summary of material US federal income tax considerations applicable to you if you are a holder of Genius ordinary shares (other than the Sponsor or any of its affiliates), as a consequence of the ownership and disposition of Genius ordinary shares. This discussion addresses only those holders that hold Genius ordinary shares as a capital asset (generally property held for investment). This summary does not discuss all aspects of US federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

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

•

investors that hold Genius ordinary shares or who will hold Genius ordinary shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for US federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “US Tax Code”);

•	US Holders (as defined below) that have a functional currency other than the US dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the US Tax Code;

•	US expatriates;

•	investors subject to the US “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of our Genius ordinary shares; and

•

persons who received any Genius ordinary shares or warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

This summary does not discuss any state, local, or non-US tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Genius or TopCo prior to the Business Combination, including former holders of Class A Shares that also held, directly or indirectly, equity interests in Genius or TopCo prior to the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for US federal income tax purposes) is the beneficial owner of Genius ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Genius ordinary shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of Genius ordinary shares by the partnership.

This summary is based upon the US Tax Code, the regulations promulgated by the US Treasury Department, current administrative interpretations and practices of the US Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any US federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES.

For purposes of this discussion, a “US Holder” is a beneficial owner of Genius ordinary shares, as the case may be, that is:

•	an individual who is a US citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for US federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons (within the meaning of the US Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a US person.

Treatment of Genius as a non-US Corporation for US Federal Income Tax Purposes

Under current US federal income tax law, a corporation generally will be considered to be a US corporation for US federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable US federal income tax rules, Genius, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of the UK, would generally be classified as a non-US corporation. Section 7874 of the US Tax Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-US corporation to be treated as a US corporation for US federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the US Tax Code, a corporation created or organized outside the United States (i.e., a non-US corporation) will nevertheless be treated as a US corporation for US federal income tax purposes (and, therefore, be subject to US federal income tax on its worldwide income) if (1) the non-US corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a US corporation (including through the acquisition of all of the outstanding stock of the US corporation), (2) the non-US corporation’s “expanded affiliated group” does not have substantial business activities in the non-US corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired US corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-US acquiring corporation after the acquisition by reason of holding shares in the acquired US corporation (the “Ownership Test”).

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, former dMY stockholders are expected to be treated as holding less than 80% (by both vote and value) of Genius by reason of their former ownership of dMY common stock, and therefore Genius is not expected to satisfy the Ownership Test. As a result, Genius believes, and the remainder of this discussion assumes that it will not be treated as a US corporation for US federal income tax purposes under Section 7874 of the US Tax Code. However, whether the Ownership Test has been satisfied is finally determined after the completion of the Business Combination, by which time there may have been adverse changes to the relevant facts and circumstances.

Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the US Tax Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Genius’s status as a non-US entity for US federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that Genius is treated as a US corporation for US federal income tax purposes under Section 7874 of the US Tax Code and the Treasury Regulations promulgated thereunder, Genius would be liable for US federal income tax on its income just like any other US corporation, and US Holders and Non-US Holders (as defined below) of Genius ordinary shares would be treated as holders of stock and warrants of a US corporation.

US Federal Income Taxation of US Holders

Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares Dividends and Other

Distributions on Genius Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Genius ordinary shares will generally be taxable as a dividend for US federal income tax purposes to the extent paid from Genius’ current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of Genius’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the US Holder’s adjusted tax basis in its Genius ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Genius ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that Genius pays to a US Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate US Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Genius ordinary shares are readily tradable on an established securities market in the United States or Genius is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Genius is not treated as a PFIC with respect to such US Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the US dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into US dollars at that time. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

Amounts taxable as dividends generally will be treated as income from sources outside the US and will, depending on the circumstances of the US Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such US Holder. The rules governing foreign tax credits are complex and US Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a US Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under US law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Notwithstanding the foregoing, if (a) Genius is 50% or more owned, by vote or value, by US persons and (b) at least 10% of Genius’s earnings and profits are attributable to sources within the US, then for foreign tax credit purposes, a portion of Genius’ dividends would be treated as derived from sources within the US In such case, with respect to any dividend paid for any taxable year, the US-source ratio of such dividends for foreign tax credit purposes would be equal to the portion of Genius’ earnings and profits from sources within the US for such taxable year, divided by the total amount of Genius’ earnings and profits for such taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Genius ordinary shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the US Holder’s adjusted tax basis in such Genius ordinary share or public warrant in each case as calculated in US dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US Holder’s holding period for such Genius ordinary share or public warrant exceeds one year. Long-term capital gain realized by a non-corporate US Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Genius ordinary shares generally will be US-source income or loss for purposes of computing the foreign tax credit allowable to a US Holder. Consequently, a US Holder may not be able to claim a credit for any non-US tax imposed upon a disposition of Genius ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Prospective US Holders should consult their tax advisors as to the foreign tax credit implications of such sale, exchange or other taxable disposition of Genius ordinary shares.

Passive Foreign Investment Company Rules

The treatment of US Holders of Genius ordinary shares could be materially different from that described above if Genius is treated as a passive foreign investment company (“PFIC”) for US federal income tax purposes.

A foreign (i.e., non-US) corporation will be classified as a PFIC for US federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

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

Although Genius’s PFIC status is determined annually, an initial determination that Genius is a PFIC will generally apply for subsequent years to a US Holder who held Genius ordinary shares while Genius was a PFIC, whether or not Genius meets the test for PFIC status in those subsequent years.

If Genius is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a US Holder of Genius ordinary shares and, in the case of Genius ordinary shares, the US Holder did not make either an applicable PFIC election (or elections), as further described below under the heading “ — PFIC Elections,” for the first taxable year of Genius in which it was treated as a PFIC, and in which the US Holder held (or was deemed to hold) such Genius ordinary shares or otherwise, such US Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the US Holder on the sale or other disposition of its Genius ordinary shares (which may include gain realized by reason of transfers of Genius ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for US federal income tax purposes) and (ii) any “excess distribution” made to the US Holder (generally, any distributions to such US Holder during a taxable year of the US Holder that are greater than 125% of the average annual distributions received by such US Holder in respect of the Genius ordinary shares during the three preceding taxable years of such US Holder or, if shorter, such US Holder’s holding period for the Genius ordinary shares).

Under these rules:

•	the US Holder’s gain or excess distribution will be allocated ratably over the US Holder’s holding period for the Genius ordinary shares;

•

the amount allocated to the US Holder’s taxable year in which the US Holder recognized the gain or received the excess distribution, or to the period in the US Holder’s holding period before the first day of Genius’s first taxable year in which Genius is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the US Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the US Holder without regard to the US Holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the US Holder with respect to the tax attributable to each such other taxable year of the US Holder.

PFIC Elections. In general, if Genius is determined to be a PFIC, a US Holder may avoid the adverse PFIC tax consequences described above in respect of Genius ordinary shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Genius’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the US Holder in which or with which Genius’s taxable year ends and each subsequent taxable year. A US Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

In order to comply with the requirements of a QEF election, a US Holder must receive a PFIC Annual Information Statement from Genius. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a US Holder of Genius ordinary shares, provide the information necessary for such US Holder to make or maintain a QEF election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF election. However, there is also no assurance that Genius will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a US Holder has made a QEF election with respect to its Genius ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for Genius’s first taxable year as a PFIC in which the US Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of Genius ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if Genius is a PFIC for any taxable year, a US Holder of Genius ordinary shares that has made a QEF election will be currently taxed on its pro rata share of Genius’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such US Holder. The tax basis of a US Holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if Genius is not a PFIC for any taxable year, such US Holder will not be subject to the QEF inclusion regime with respect to Genius ordinary shares for such a taxable year.

Alternatively, if Genius is a PFIC and Genius ordinary shares constitute “marketable stock,” a US Holder may avoid the adverse PFIC tax consequences discussed above if such US Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Genius ordinary shares and each subsequent taxable year. Such US Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Genius ordinary shares at the end of such year over its adjusted basis in its Genius ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The US Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Genius ordinary shares over the fair market value of its Genius ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The US Holder’s basis in its Genius ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Genius ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which Genius ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Genius ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. US Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Genius ordinary shares under their particular circumstances.

Related PFIC Rules. If Genius is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a US Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Genius receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the US Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, Genius will endeavor to cause any lower-tier PFIC to provide to a US Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that Genius will have timely knowledge of the status of any such lower-tier PFIC. In addition, Genius may not hold a controlling interest in any such lower- tier PFIC and thus there can be no assurance Genius will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. US Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A US Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the US Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the US Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such US Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, US Holders of Genius ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules to Genius securities under their particular circumstances.

Additional Reporting Requirements

Certain US Holders may be required to file an IRS Form 926 (Return by a US Transferor of Property to a Foreign Corporation) to report a transfer of property to Genius. Substantial penalties may be imposed on a US Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of US federal income taxes will be extended in the event of a failure to comply. In addition, certain US Holders (and to the extent provided in IRS guidance, certain individual Non-US Holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Genius ordinary shares, subject to certain exceptions (including an exception for Genius ordinary shares held in accounts maintained by US financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Genius ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of US federal income taxes will be extended in the event of a failure to comply. US Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Genius ordinary shares.

US Federal Income Taxation of Non-US Holders

As used herein, a “Non-US Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for US federal income tax purposes) of, Genius ordinary shares that is not a US Holder.

The following describes US federal income tax considerations relating to the ownership and disposition of Genius ordinary shares by a Non-US Holder.

Tax Consequences to Non-US Holders of Ownership and Disposition of Genius Ordinary Shares

Dividends and Other Distributions on Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-US Holders generally will not be subject to US federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ — US Federal Income Taxation of US Holders — Possible Constructive Distributions”) received from Genius on Genius ordinary shares unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-US Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-US Holder in the United States), in which case, a Non-US Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “US Federal Income Taxation of US Holders — Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Dividends and Other Distributions on Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-US Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-US Holders generally will not be subject to US federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Genius ordinary shares, unless either:

i)

the gain is effectively connected with the conduct of a trade or business of the Non-US Holder in the United States, and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or a “fixed base” maintained by the Non-US Holder in the United States; or

ii)

the Non-US Holder is an individual who is treated as present in the US for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (which gain may be offset by certain US-source losses) generally will be taxed at a 30% rate (or lower applicable treaty rate).

A Non-US Holder described in the first bullet point above will be subject to regular US federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “ — US Federal Income Taxation of US Holders — Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-US Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a US Holder if (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-US Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE US FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN US OR OTHER TAX LAWS.

United Kingdom Tax Considerations

The comments below provide a general summary of certain United Kingdom (“UK”) tax considerations relating to the holding of ordinary shares and warrants issued by Genius pursuant to the Business Combination (together, the “Genius Securities”). They do not address any other matter, such as the tax consequences of the Business Combination itself for Genius or for holders of Genius Securities. The comments below are of a general nature and are not intended to be an exhaustive summary of all UK tax considerations relating to an investment in the Genius Securities. The comments below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) relating only to certain aspects of UK tax, both of which may be subject to change, possibly with retrospective effect. They do not necessarily apply where any income from the Genius Securities is deemed for tax purposes to be the income of any other person. The UK tax treatment of prospective holders of Genius Securities depends on their individual circumstances and may be subject to change in the future. The comments below relate only to the position of persons who are the absolute beneficial owners of Genius Securities (and any dividends payable on their Genius Securities), who hold Genius Securities as a capital investment and whose Genius warrants entitle them to acquire less than 10% of the ordinary share capital of Genius. Certain classes of persons (such as charities, trustees, brokers, dealers, market makers, depositaries, clearance services, certain professional investors, persons connected with Genius or persons who acquire (or are deemed to acquire) shares by reason of an office or employment) may be subject to special rules and the comments below do not apply to such holders. The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of Genius Securities who is in doubt as to their own tax position or who may be subject to tax in a jurisdiction other than the UK should consult their professional advisors.

Tax Residency of Genius

So far as practicable, Genius intends to conduct its affairs such that its central management and control is carried on in the UK and accordingly it intends to be treated as resident in the UK for UK tax purposes. The comments below assume that Genius will be resident solely in the UK for UK tax purposes.

UK Resident Holders of Genius Ordinary Shares

Taxation of Dividends – Withholding Tax

Payments of dividends on the Genius ordinary shares may be made by Genius without withholding or deduction for or on account of UK income tax.

Taxation of Dividends – Individual Shareholders

A UK resident individual shareholders should not be subject to UK income tax on dividends received by such individual shareholder from Genius if the total amount of dividend income received by the individual in the tax year (including dividends from Genius) does not exceed the applicable dividend allowance, which is currently £1,000 for the tax year 2023-2024.

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

Taxation of Dividends – Corporate Shareholders

Shareholders who are within the charge to UK corporation tax (including shareholders who are non-UK resident companies whose Genius ordinary shares are used, held or acquired for the purposes of a trade carried on in the UK through a permanent establishment) should be subject to corporation tax on dividends paid by Genius, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each shareholder’s position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by Genius would fall within an exempt class.

Taxation of Capital Gains

Shareholders who are resident in the UK or, in the case of individuals, who were resident and cease to be resident in the UK for a period of five years or less, may (depending on their circumstances and the availability of exemptions or reliefs) be liable to UK taxation on chargeable gains in respect of gains arising from a sale or other disposal of Genius ordinary shares.

In the case of individual shareholders, in calculating any gain or loss on disposal of Genius ordinary shares, sterling values are compared at acquisition and disposal. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the Genius ordinary shares.

Shareholders within the charge to UK corporation tax are generally required to compute chargeable gains by reference to acquisition cost and disposal proceeds in such shareholder’s functional currency, unless (in the case of certain companies) they have elected otherwise.

UK Resident Holders of Genius Warrants

Individual Shareholders

Disposals of warrants by warrantholders who are either individuals or trustees and are resident for tax purposes in the UK or, in the case of individuals, who were resident and cease to be resident in the UK for a period of five years or less, may give rise to chargeable gains or allowable losses for the purposes of taxation of chargeable gains. In calculating any gain or loss on disposal of warrants, sterling values are compared at acquisition and transfer. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the warrants. The expiry of a warrant which is listed on a recognised stock exchange without it being exercised should be treated as a disposal of the warrant to which the foregoing treatment applies.

An exercise of warrants should not of itself give rise to a charge to UK taxation. For the purposes of the taxation of chargeable gains, the acquisition cost of the Genius ordinary shares acquired pursuant to the exercise will be in principle equal to the acquisition cost of the warrant plus the applicable exercise price.

Corporate Shareholders

Warrantholders within the charge to UK corporation tax (including warrantholders who are non-UK resident companies whose Genius warrants are used, held or acquired for the purposes of a trade carried on in the UK through a permanent establishment) should generally be subject to tax as income on all profits and gains from the Genius warrants determined in accordance with their statutory accounting treatment. Such warrantholders will broadly be charged in each accounting period by reference to all amounts which, in accordance with generally accepted accounting practice, are realised in determining the warrantholder’s profit or loss for that period. Fluctuations in value relating to foreign exchange gains and losses in respect of the Genius warrants may be brought into account as income in accordance with the foregoing.

Non-UK Holders of Genius Securities

A holder (whether an individual or body corporate) of Genius Securities which is resident or otherwise subject to tax outside the UK may be subject to foreign tax on income and/or capital gains under local law. Holders to whom this may apply should obtain their own tax advice concerning tax liabilities relating to the Genius Securities.

Taxation of Dividends

Dividends paid by Genius may be chargeable to UK tax by direct assessment (including self-assessment), irrespective of the residence of the holder of the Genius ordinary shares. However, dividends should not be chargeable to UK tax in the hands of shareholders (other than certain trustees) who are not resident for tax purposes in the UK, except where the shareholder carries on a trade, profession or vocation in the UK through a branch or agency, or in the case of a corporate shareholder, carries on a trade through a permanent establishment in the UK, in connection with which the dividend is received or to which the Genius ordinary shares are attributable.

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius Securities should not be chargeable to UK tax in the hands of holders of Genius Securities (other than certain trustees) who are not resident for tax purposes in the UK, except where the holder carries on a trade, profession or vocation in the UK through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the UK, in connection with which the capital gain is realised or to which the Genius Securities are attributable.

A holder of Genius Securities who is an individual and who is temporarily resident for tax purposes outside the UK at the date of disposal (or deemed disposal) of the Genius Securities may also be liable, on their return to the UK, to UK tax on chargeable gains (subject to any available exemption or relief).

UK Stamp Duty and Stamp Duty Reserve Tax

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

No UK stamp duty or SDRT should be payable on the issue of the Genius ordinary shares by Genius. UK stamp duty may arise in respect of a written instrument by which the warrants are issued or constituted generally at 0.5% of the amount or value of the consideration given.

As Genius is not incorporated in the UK, it is considered that no SDRT should be payable on the transfer of, or an agreement to transfer, the Genius Securities provided that the Genius Securities are not registered in a register kept in the UK by or on behalf of Genius. It is not intended that such a register will be kept in the UK.

No UK stamp duty should be payable on the transfer of the Genius Securities provided that this does not involve a written instrument of transfer. UK stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer, could arise in respect of a written instrument effecting the transfer of the Genius Securities.

The UK tax considerations relating to the Business Combination and the Genius Securities are complex. the foregoing comments do not address all aspects of the UK tax that may be relevant to a particular holder of Genius Securities. All holders and prospective holders are urged to consult with their own tax advisor with respect to the tax consequences of the Business Combination.

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

Taxation of Genius

It is the intention of the Directors to conduct the affairs of Genius so as to ensure that it is UK tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdom) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

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

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

See Item 4.C.

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

Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

This Annual Report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies”.

Changes in internal control over financial reporting

During the period covered by this Annual report, we enhanced our IT General Controls across our revenue systems and applications.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised only of independent Non-Executive Directors. During the 2023 year, the Board deemed that Ms. Bradley and Mr. Kay satisfied the financial expertise requirement as defined by the SEC under Section 407 of the Sarbanes-Oxley Act 2002.

As of the date of this report, Ms. Bradley, who for the purposes of US Sarbanes-Oxley Act of 2002 and NYSE governance requirements, has been determined by the Board to be the “audit committee financial expert” as defined by the SEC, is the Chair of the Audit Committee.

The Board is satisfied that Mr. Kay is competent in financial matters and has recent and relevant experience.

ITEM 16B.	CODE OF ETHICS

The Genius Board has adopted a Code of Conduct, a copy of which is available on Genius’s EDGAR profile at www.sec.gov, and is available on our website at https://investors.geniussports.com/governance/governance-documents/. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Genius’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Our Code of Conduct, which cross-references the Company’s formal Conflicts of Interest Policy, includes provisions stating that individuals should avoid situations that may result in a conflict of interest. The Board of Directors of the Company reviews conflicts which involve directors of the Company. During the 2023 year, the Conflicts of Interest Policy was followed.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the years ended December 31, 2023 and 2022.

	Year Ended
	December 31, 2023	December 31, 2022
Audit Fees	$702,000	$589,280
Audit-Related Fees	83,200	122,265
Tax Fees	—	—
All Other Fees	—	—

Total Fees	$785,200	$711,545

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2023 and 2022 were related to services in connection with regulatory filings.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For the purposes of NYSE rules, as a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for US companies We summarize some of differences as follows.

Board Committee Composition—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. As a foreign private issuer, we are exempt from these requirements and may follow home country governance which does not require full independence for any committees of the Board. During the 2023 year, we did not meet the NYSE independence requirements for the Nominating and Corporate Governance Committee. The Company’s Compensation Committee and Audit Committees were comprised of entirely independent directors as of December 31, 2023.

Majority Independence—NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Our home country practice does not mandate a majority independent board of directors. In 2023, the Company’s Board of Directors followed home country practice, but Genius applied the NYSE six bright line test for director independence. The Board determined that they all directors were independent save for Mr. Locke who sits as the Company’s Chief Executive Officer and Mr. Burns.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J.	INSIDER TRADING POLICIES

None.

ITEM 16K.	CYBERSECURITY

Genius Sports is committed to meeting the cybersecurity expectations of its internal and external stakeholders. Top-level support and ultimate accountability for information security, including cybersecurity, is provided at the Executive and Board-level. We have a dedicated Information Security function, led by our Information Security Director, which maintains oversight of our Information Security Management System (ISMS). Our ISMS is aligned to ISO/IEC 27001, the international standard for Information Security.

Our enterprise risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk.

Our ISMS includes the development, implementation, and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems. The Company has established a Cybersecurity Awareness Program which includes training that reinforces the Company’s Information Security policies, standards and practices, as well as the expectation that employees comply with these policies to protect the Company’s resources and information. Training is mandated for all employees globally upon joining the Company and further training is issued thereafter on at least a semi-annual basis. Training is also supplemented with awareness initiatives, including frequent cybersecurity communications and periodic phishing tests. The Company additionally provides Information Security personnel with allowances to undertake specialized security training as relevant to their role. Finally, the Company’s Global Privacy Program requires all employees to take periodic awareness training on data privacy. This privacy-focused training includes information about confidentiality and security, as well as responding to unauthorized access to or use of information.

The Company has established incident response procedures and documentation which describe the activities taken to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. We run annual tabletop exercises to simulate a response to a major incident, and use the findings to improve our practices, procedures, and technologies.

We conduct due diligence reviews against third-party vendors who may pose a risk to the security of our Company’s critical data and systems. Such reviews assess the privacy and security standards adopted by third parties and any associated risks that require mitigation prior to being granted access to critical data and systems. Risks associated with third parties are assessed, managed and communicated in accordance with our enterprise risk management program.

Our ISMS further includes review and assessment by external, independent third parties, who assess and report on our internal incident response preparedness, adherence to best practices and industry frameworks, and compliance with applicable laws and regulations, and help identify areas for continued focus and improvement. We also carry insurance that provides protection against potential losses arising from a cybersecurity incident.

The Information Security Steering Committee maintains top-level oversight of our cybersecurity activities. It is chaired by the Information Security Director and comprises various members of management as well as Executive-level representation including the Chief Operating Officer, Chief Financial Officer and Chief Legal Officer. The Committee meets regularly to discuss the management of cybersecurity risks and incidents and will further disseminate any material information to the wider Executive-team and Board.

Material risks and incidents, including cybersecurity risks, are further escalated for review and oversight by our Risk Management Steering Committee which is chaired by the Chief Risk Officer and includes various members of management and Executive-level representation including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Legal Officer.

Material cybersecurity risks and incidents are assessed and managed by members of management with relevant expertise to ensure they are handled in a manner that is commensurate with their potential impact on the business if realized. Such personnel include the Information Security Director, Chief Technology Officer and the Chief Risk Officer, who collectively have over 35 years of relevant business experience across cybersecurity, risk management, sports gaming and software development, as well as several relevant degrees, including a Bachelor of Law, BSc Computer Science, MSc Computer Science and MSc Information Systems and Innovation.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks. Additionally, failure to prevent or detect a malicious attack on the Company’s systems could in the future result in loss of system availability, breach of confidentiality, integrity and/or availability of sensitive information. Such incidents could in the future result in damage to the customer experience and the Company’s reputation and in financial loss. In particular, the Company may experience in the future unauthorized disclosure of personal information despite best efforts to prevent it as a result of a failure of controls to protect such data.

The Board has delegated to the Audit Committee oversight of cyber risks. The Audit Committee receives updates on both a scheduled and ad hoc basis, as and when required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Genius’ financial statements as required under Item 18 are filed as part of this Report beginning on page F-1.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

1.2	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.1	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.2	Description of Securities.*

4.1	Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II, Maven TopCo Limited, Maven MidCo Limited, Genius Sports Limited, Genius Merger Sub, Inc. and dMY Sponsor II, LLC (incorporated by reference to Exhibit 2.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020). +

4.2	Amended & Restated Investor Rights Agreement (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.3	Amendment to the Amended and Restated Investor Rights Agreement, dated as of December 31, 2022 by and among Genius Sports Limited, Mark Locke, Maven Top Holdings S.a.r.l. and dMY Sponsor II LLC*

4.4	Second Amendment to the Amended and Restated Investor Rights Agreement, dated September 14, 2023, by and among Genius Sports Limited, Mark Locke, Maven TopHoldings SARL and Dmy Sponsor II LLC.

4.5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.6	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 Genius Sports Limited’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.7	Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.8 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.8	Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.9 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.9	Genius Sports Limited 2021 Option Plan (incorporated by reference to Exhibit 4.10 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.10	Form of Director Agreements (incorporated by reference to Exhibit 4.11 of Genius Sports Limited’s Shell Company Report on Form 20- F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.11

Underwriting Agreement, dated September 14, 2023, among Genius Sports Limited, Maven TopHoldings SARL and Goldman Sachs & Co. LLC as Underwriter (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Form 6-K filed with the SEC on September 18, 2023).

8.1*	Subsidiaries of the Registrant*

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**

15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*

97.1	Policy for the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED
March 15, 2024
	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors,
Genius Sports Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Genius Sports Limited (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in temporary equity and shareholders’ equity (deficit), and consolidated statement of cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
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
New York, New York
March 15, 2024
PCAOB ID Number 100

Genius Sports Limited
Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$100,331	$122,715
Restricted cash, current	—	12,102
Accounts receivable, net	71,088	33,378
Contract assets	38,802	38,447
Prepaid expenses	27,231	28,207
Other current assets	7,329	1,668

Total current assets	244,781	236,517

Property and equipment, net	11,552	12,881
Intangible assets, net	129,670	149,248
Operating lease right of use assets	7,011	6,459
Goodwill	326,011	309,894
Investments	26,399	23,682
Restricted cash, non-current	25,462	24,203
Other assets	4,838	10,453

Total assets	$775,724	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$57,379	$33,121
Accrued expenses	56,331	56,956
Deferred revenue	44,345	41,273
Current debt	7,573	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,610	3,462
Other current liabilities	13,676	22,001

Total current liabilities	182,914	171,140

Long-term debt – less current portion	19	7,088
Deferred tax liability	15,335	15,009
Operating lease liabilities, non-current	3,501	3,284
Other liabilities	936	—

Total liabilities	202,705	196,521

Commitments and contingencies (Note 21)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,132	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,646,082	1,568,917
Treasury stock, at cost, 4,105,948 shares at December 31, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(1,024,487)	(938,953)
Accumulated other comprehensive loss	(33,057)	(55,169)

Total shareholders’ equity	573,019	576,816

Total liabilities and shareholders’ equity	$775,724	$773,337

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Revenue	$412,977	$341,029	$262,735
Cost of revenue	343,972	338,166	476,168

Gross profit (loss)	69,005	2,863	(213,433)

Operating expenses:
Sales and marketing	29,432	31,344	27,292
Research and development	26,070	29,894	26,513
General and administrative	85,167	122,829	293,168
Transaction expenses	2,494	1,668	12,886

Total operating expense	143,163	185,735	359,859

Loss from operations	(74,158)	(182,872)	(573,292)

Interest income (expense), net	1,953	(1,487)	(3,331)
Loss on disposal of assets	(291)	(292)	(46)
(Loss) gain on fair value remeasurement of contingent consideration	(2,919)	218	(19,405)
Change in fair value of derivative warrant liabilities	(534)	10,132	(11,412)
Loss on abandonment of assets	(11,226)	—	—
Gain (loss) on foreign currency	3,875	(8,979)	3,032

Total other expense	(9,142)	(408)	(31,162)

Loss before income taxes	(83,300)	(183,280)	(604,454)

Income tax (expense) benefit	(5,340)	(1,714)	11,701
Gain from equity method investment	3,106	3,358	—

Net loss	$(85,534)	$(181,636)	$(592,753)

Preferred share accretion	—	—	(11,327)

Net loss attributable to common stockholders	$(85,534)	$(181,636)	$(604,080)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.38)	$(0.85)	$(3.79)
Weighted average common stock outstanding:
Basic and diluted	225,882,254	213,391,134	159,388,360
The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Comprehensive Loss
(Amounts in thousands)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021
Net loss	$(85,534)	$(181,636)	$(592,753)
Other comprehensive loss:
Foreign currency translation adjustments	22,112	(54,996)	(11,566)

Comprehensive loss	$(63,422)	$(236,632)	$(604,319)

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
(Amounts in thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ (Deficit) Equity
Balance at January 1, 2021	218,561,319	$350,675	1,873,423	$24	—	$—	$2,393	—	$—	$(153,237)	$11,393	$(139,427)
Retroactive application of reverse capitalization	—	—	68,166,819	676	—	—	(676)	—	—	—	—	—

Balance at January 1, 2021, effect of reverse capitalization (see Note 2 – Reverse Capitalization )	218,561,319	$350,675	70,040,242	$700	—	$—	$1,717	—	$—	$(153,237)	$11,393	$(139,427)

Net loss	—	—	—	—	—	—	—	—	—	(592,753)	—	(592,753)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(11,566)	(11,566)
Preferred share accretion	—	11,327	—	—	—	—	—	—	—	(11,327)	—	(11,327)
Merger recapitalization	(218,561,319)	(362,002)	9,547,104	96	—	—	49,842	—	—	—	—	49,938
Merger and PIPE financing, net of equity issuance costs of $38,215	—	—	67,498,704	675	—	—	481,182	—	—	—	—	481,857
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $9,293	—	—	13,000,000	130	—	—	237,577	—	—	—	—	237,707
Issuance of common stock in connection with business combinations	—	—	6,106,232	61	—	—	110,430	—	—	—	—	110,491
Stock-based compensation	—	—	—	—	—	—	466,306	—	—	—	—	466,306
Vesting of restricted shares	—	—	22,650,546	227	—	—	1,240	—	—	—	—	1,467
Issuance of B shares	—	—	—	—	18,500,000	2	—	—	—	—	—	2
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $583	—	—	928,447	9	—	—	17,058	—	—	—	—	17,067
Issuance of common stock in connection with warrant redemptions	—	—	3,814,350	38	—	—	96,378	—	—	—	—	96,416

Balance at December 31, 2021	—	$—	193,585,625	$1,936	18,500,000	$2	$1,461,730	—	$—	$(757,317)	$(173)	$706,178

Net loss	—	—	—	—	—	—	—	—	—	(181,636)	—	(181,636)
Stock-based compensation	—	—	—	—	—	—	89,817	—	—	—	—	89,817
Vesting of shares	—	—	5,566,393	56	—	—	(56)	—	—	—	—	—
Issuance of common stock in connection with business combinations	—	—	2,701,576	27	—	—	17,425	—	—	—	—	17,452
Issuance of common stock in connection with warrant redemptions	—	—	101	—	—	—	1	—	—	—	—	1
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(54,996)	(54,996)

Balance at December 31, 2022	—	$—	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816

Net loss	—	—	—	—	—	—	—	—	—	(85,534)	—	(85,534)
Stock-based compensation	—	—	—	—	—	—	35,168	—	—	—	—	35,168
Vesting of shares	—	—	1,639,196	16	—	—	(16)	—	—	—	—	—
Issuance of common stock in connection with business combinations	—	—	2,063,697	21	—	—	10,136	—	—	—	—	10,157
Issuance of common shares in connection with warrant redemptions	—	—	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	22,112	22,112

Balance at December 31, 2023	—	$—	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31	Year Ended December 31	Year Ended December 31
	2023	2022	2021
Cash Flows from operating activities:
Net loss	$(85,534)	$(181,636)	$(592,753)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	77,308	68,529	59,351
Loss on disposal of assets	291	292	46
Loss (gain) on fair value remeasurement of contingent consideration	2,919	(218)	19,405
Stock-based compensation	35,318	89,839	489,474
Change in fair value of derivative warrant liabilities	534	(10,132)	11,412
Non-cash interest expense, net	258	689	2,444
Non-cash lease expense	3,929	6,029	—
Gain on lease termination	—	(642)	—
Loss on lease abandonment	—	281	—
Amortization of contract cost	1,009	862	808
Deferred income taxes	(444)	(113)	(13,409)
Provision for expected credit losses	2,518	2,186	1,465
Gain from equity method investment	(3,106)	(3,358)	—
Loss on abandonment of assets	11,226	—	—
(Gain) loss on foreign currency remeasurement	(5,571)	5,577	192
Changes in operating assets and liabilities
Effect of business combinations	—	—	(22,411)
Accounts receivable	(33,173)	8,370	(25,771)
Contract asset	1,610	(19,491)	(11,906)
Prepaid expenses	(8,643)	(7,120)	(20,563)
Other current assets	1,156	4,986	3,350
Other assets	(1,495)	(2,122)	(1,702)
Accounts payable	22,065	15,743	9,577
Accrued expenses	(3,513)	7,147	20,858
Deferred revenue	906	14,939	4,050
Other current liabilities	(1,936)	12,519	2,218
Operating lease liabilities	(3,672)	(6,395)	—
Other liabilities	916	(10,216)	557

Net cash provided by (used in) operating activities	14,876	(3,455)	(63,308)
Cash flows from investing activities:
Purchases of property and equipment	(3,569)	(5,967)	(6,417)
Capitalization of internally developed software costs	(44,158)	(41,387)	(26,920)
Distributions from (contribution to) equity method investments	1,555	(7,871)	—
Equity investments without readily determinable fair values	—	(150)	—
Repayment of executive loan notes	—	—	4,738
Purchases of intangible assets	(1,416)	(196)	(25)
Acquisition of business, net of cash acquired	—	(20)	(103,871)
Proceeds from disposal of assets	18	770	176

Net cash used in investing activities	(47,570)	(54,821)	(132,319)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	—	—	276,341
dMY Technology Group, Inc. II transaction costs	—	—	(24,828)
Capitalization of Genius equity issuance costs	—	—	(20,217)
PIPE financing, net of equity issuance costs	—	—	316,800
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	—	—	254,774
Issuance of B shares	—	—	2
Preference shares payout and Incentive Securities Catch-Up Payment	—	—	(313,162)
Repayment of loans and mortgage	(21)	(21)	(96,959)
Proceeds from exercise of Public Warrants	6,812	—	17,613
Repayment of promissory notes	(7,387)	—	—

Net cash (used in) provided by financing activities	(596)	(21)	410,364
Effect of exchange rate changes on cash, cash equivalents and restricted cash	63	(5,061)	(4,140)
Net (decrease) increase in cash, cash equivalents and restricted cash	(33,227)	(63,358)	210,597
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378	11,781

Cash, cash equivalents and restricted cash at end of period	$125,793	$159,020	$222,378

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$8	$798	$887
Cash paid during the period for income taxes	$4,490	$2,054	$3,542
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$17,653	$—	$—
Promissory notes arising from equity method investments	$—	$14,688	$—
Issuance of common stock in connection with business combinations	$10,157	$17,452	$—
Preferred share accretion	$—	$—	$11,327
Conversion of preference shares to common stock	$—	$—	$69,272
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$—	$—	$84,664
Exercise of Private Placement Warrants	$—	$—	$65,876
The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Genius Sports Limited (the “Company” or “Genius”) is a
non-cellular
company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.
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
who are primarily sports fans.
Basis of Presentation and Principles of Consolidation
The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination
entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, which approximated fair value, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.
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
Reclassifications
Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.
Revisions to Previously Issued Financial Statements
During the fourth quarter of fiscal year 2023, management identified a misstatement related to the omission of the impact of vested warrants on the calculation of basic and diluted weighted average common stock outstanding and thus impacting loss per share. The Company assessed the materiality of these misstatements on prior period financial statements in accordance with US Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250, Presentation of Financial Statements, and concluded that these misstatements were not material to any prior annual or interim period.
The Company revised the calculation of weighted average common stock outstanding for the year ended December 31, 2022 and 2021 to include the impact of vested warrants and adjusted loss per share from $(0.91) to $(0.85) and $(4.00) to $(3.79) for the years ended December 31, 2022 and 2021, respectively. See Note 16 –
Loss Per Share
. The Company will revise quarterly disclosures of weighted average common stock outstanding and loss per share for the three months ended March 31, 2023, three and six months ended June 30, 2023, and three and nine months ended September 30, 2023 in future filings. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Genius Sports Limited
Notes to Consolidated Financial Statements

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
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, fair value of warrant liability, fair value estimates of derivatives, allowance for credit losses, revenue recognition, fair value of contingent consideration, purchase price allocation including fair value estimates of intangible assets and goodwill, the estimated useful lives of property and equipment and intangible assets, determination of the incremental borrowing rate to calculate operating lease liabilities and capitalization of internally developed software costs. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.
Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, may choose to adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Genius Sports Limited
Notes to Consolidated Financial Statements

Liquidity and Capital Resources
The Company experienced operating losses for the years ended December 31, 2023, 2022 and 2021. The Company expects to continue to incur operating losses due to the investments it intends to make to its business, including development of products. Based on anticipated spend, timing of expenditure assumptions, along with market conditions, the Company expects that its cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least one year after issuance of the accompanying consolidated financial statements. The Company may seek to raise additional funds through either equity or debt issuances to continue its investment in new product launches and related marketing initiatives and make strategic acquisitions. If the Company is unable to raise additional capital when desired and on reasonable terms, the business, results of operations, and financial condition could be adversely affected. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations.
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
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Some of the amounts held exceed federally insured limits. Management does not believe the Company is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
No individual customer accounted for 10% or more of the Company’s accounts receivable as of December 31, 2023 or 2022.
As of December 31, 2023, two vendors accounted for 58% of the Company’s accounts payable. As of December 31, 2022, one vendor accounted for 44% of the Company’s accounts payable.
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
As of December 31, 2023, restricted cash relates to a guarantee issued by the Company that serves as collateral for certain obligations occurring in the normal course of business.

Genius Sports Limited
Notes to Consolidated Financial Statements

Accounts Receivable
Accounts receivable represent amounts billed to customers in accordance with contract terms for which payment has not yet been received. Receivables are not collateralized and do not bear interest. Receivables are recorded at amortized cost, less any allowance for credit losses. The Company estimates the allowance for credit losses using a loss-rate method based upon various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, and other factors that may affect the ability to collect from customers. Expected credit losses are recorded as general and administrative expenses in the consolidated statements of operations.
Prepaid expenses
Prepaid expense are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods. Prepaid expenses are not converted to cash and are classified as current assets because if they were not prepaid, they would have required the use of current assets during the coming year. The Company generally recognizes prepaid expenses related to data and streaming rights frees, subscriptions, supplier agreements and operating costs. Prepaid expenses are generally derecognized over time from the balance sheet as the benefits are consumed or received. In instances where the Company determines that prepaid expenses will no longer result in future benefits that are consumed or received, the Company derecognizes the relevant prepaid expense as if incurred in the consolidated statements of operations.
In the year ended December 31, 2023, the Company derecognized prepaid expenses of $11.2m related to a supplier contract whereby the Company paid for hardware and related costs which are not expected to be utilized. The derecognition of the prepaid expenses is presented as a loss on abandonment of assets in the consolidated statements of operations.
Inventory
Inventory mainly consists of video and other camera equipment for resale to customers. Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in,
first-out
basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2023, 2022 and 2021. Inventory is included in other current assets in the consolidated balance sheets. As of December 31, 2023 and 2022, total inventory consisted of finished goods of $0.3 million and $0.3 million, respectively.
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
In accordance with ASC 350, Genius performs goodwill impairment testing at least annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit
. The Company has a single reporting unit.
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
Impairment of Long-Lived Assets
Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2023, 2022 and 2021.

Genius Sports Limited
Notes to Consolidated Financial Statements

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
As of December 31, 2023 and 2022, the Company held investments in CFL Ventures and one other private company.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
Fair Value Measurement
Certain assets and liabilities are carried at fair value under US GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

Genius Sports Limited
Notes to Consolidated Financial Statements

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

Genius Sports Limited
Notes to Consolidated Financial Statements

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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
Judgments and Estimates
The Company applies judgment in determining whether it is the principal or agent in providing products and services to customers, particularly for Media Technology services. The Company generally controls all products and services before transfer to customers as the Company is primarily responsible to deliver the products and services to customers, bears inventory risk, and has discretion in establishing prices.
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

Genius Sports Limited
Notes to Consolidated Financial Statements

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
During the year-ended December 31, 2023, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $1.0 million. During the year-ended December 31, 2022, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $0.9 million. During the year-ended December 31, 2021, the Company capitalized $1.0 million of costs to obtain contracts with customers and amortized $0.8 million. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.
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
Treasury Stock
Treasury stock represents the shares of the Company that are held in treasury. Treasury stock is recorded at cost and deducted from shareholders’ equity.
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
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU
2023-07
is effective for the Company for the annual reporting period beginning January 1, 2024, and interim periods thereafter, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU
2023-09,
which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU
2023-09
is effective for the Company beginning January 1, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.
There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the consolidated financial statements.
Recently Adopted Accounting Guidance
In June 2016, the FASB issued ASU
2016-13,
Financial
Instruments
—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU
2016-13
was effective for the Company beginning January 1, 2023, with early adoption permitted. The Company adopted ASU
2016-13
on January 1, 2023. The adoption of the standard did not have a material impact on the consolidated financial statements.
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
1
-–
Description of Business and Summary of Significant Accounting Policies
for further details. In connection with the Merger, the Company raised gross proceeds of $
606.3
 million including the contribution of $
276.3
 million of cash held in dMY’s trust account from its initial public offering and gross proceeds from PIPE Investment of $

 million less issuance costs of $
13.2
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
(2)
Represents the issuance of 4.7 million shares of the Company’s common stock at June 15, 2021 closing price of $17.74 per share to the former Second Spectrum shareholders. See Note 18 – Fair Value Measurements for details of additional shares issuance of 2.7 million shares on February 2, 2022 and additional 1.7 million shares issued in 2023 to the sellers that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

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

Year Ended December 31,
2021
Pro forma revenue	$272,281
Pro forma net loss	(588,284)
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
(F2P) games and fan engagement solutions and provides a suite of technology solutions built around three core service offerings: games, betting and social activation. The Company included the financial results of FanHub in the consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.4 million in the second quarter of fiscal year 2021 in connection with the acquisition of FanHub which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.0 million of newly acquired intangible assets including Technology and Marketing Products and $20.5 million of goodwill. The goodwill is not deductible for US income tax purposes. The acquisition was not material to the Company’s consolidated financial statements.
Spirable Acquisition
On August 17, 2021, the Company acquired all outstanding equity interests in Photospire Limited (“Spirable”) for an aggregate consideration transferred of $43.5 million including cash, equity and contingent consideration of $27.2 million, $9.7 million and $6.6 million, respectively. Spirable, based in London, United Kingdom, is a leading creative performance platform that allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The Company incurred transaction costs of $2.8 million in the third quarter of fiscal year 2021 in connection with the acquisition of Spirable which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.8 million of newly acquired intangible assets including Technology and Marketing Products and $30.5 million of goodwill. The goodwill is not deductible for US income tax purposes. The acquisition is not material to the Company’s consolidated financial statements. In the year ended December 31, 2022, the Company recorded $3.2 million gain from fair value remeasurement of contingent consideration.
Note 4. Revenue
Disaggregation of Revenues
Revenue by Major Product Line
The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Year Ended December 31,
	2023	2022	2021
Revenue by Product Line
Betting Technology, Content and Services	$274,235	$209,251	$177,201
Media Technology, Content and Services	91,605	82,698	48,312
Sports Technology and Services	47,137	49,080	37,222

Total	$412,977	$341,029	$262,735

Genius Sports Limited
Notes to Consolidated Financial Statements

Revenue by Geographic Market
Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Year Ended December 31,
	2023	2022	2021
Revenue by geographical market:
Europe	$222,415	$184,128	$175,731
Americas	169,149	132,924	69,278
Rest of the world	21,413	23,977	17,726

Total	$412,977	$341,029	$262,735

In the year ended December
31, 2023, the United States of America, Gibraltar and Malta represented 33%, 13% and 10% of total revenue, respectively. In the year ended December 31, 2022, the United States of America, Gibraltar and Malta represented 32%, 13% and 11% of total revenue, respectively. In the year ended December 31, 2021, the United States of America, Malta, Gibraltar and the United Kingdom represented 20%, 14%, 13% and 13% of total revenue, respectively. No other countries represented more than 10% of revenues.
Revenues by Major Customers
No customers accounted for 10% or more of revenue in the year ended December 31, 2023. One customer accounted for 11% of revenue in the year ended December 31, 2022. No customers accounted for 10% or more of revenue in the year ended December 31, 2021.
Revenue from Other Sources
For the years ended December 31, 2023, 2022 and 2021, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.
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
Revenue allocated to remaining performance obligations was $256.8 million as of December 31, 2023. The Company expects to recognize approximately 62% in revenue within one year, and the remainder within the next 13 – 108 months.
During the year ended December
31
,
2023
,
2022
and
2021
, the Company recognized revenue of $
80.9
 million, $
58.6
 million, and $
38.9
 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.
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
As of December
31
,
2023
, the Company had $
38.8
 million of contract assets and $
44.3
 million of contract liabilities, recognized as deferred revenue. As of December
31
,
2022
, the Company had $
38.4
 million of contract assets and $
41.3
 million of contract liabilities, recognized as deferred revenue. As of December
31
,
2021
, the Company had $
21.8
 million of contract assets and $
29.9
 million of contract liabilities, recognized as deferred revenue.

The $
0.4
 million increase in contract assets as compared to the balance of $
38.4
 million as of December
31
,
2022
is due to the increase in Media Technology, Content and Services revenues. The $
3.1
 million increase in deferred revenue as compared to the balance of $
41.3
 million as of December
31
,
2022
is primarily due to cash payments received or due in advance of satisfying performance obligations, which were in the ordinary course of business.

The Company recognized revenue of $
40.9
 million, $
27.8
 million and $
26.0
 million in the years ended December
31
,
2023
,
2022
and
2021
, respectively from the deferred revenue beginning balance in each period.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 5. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash as of December 31, 2023 and December 31, 2022 are as follows (in thousands):

	December 31,	December 31,
	2023	2022
Cash and cash equivalents	$100,331	$122,715
Restricted cash, current and non-current	25,462	36,305

Cash, cash equivalents and restricted cash	$125,793	$159,020

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million and £30.0 million as of December 31, 2023 and December 31, 2022, respectively ($25.5 million and $36.3 million as of December 31, 2023 and December 31, 2022, respectively). See Note 21 –
Commitments and Contingencies
.
Note 6. Accounts Receivable, Net
As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $76.2 million less allowance for credit losses of $5.1 million. As of December 31, 2022, accounts receivable, net consisted of accounts receivable of $35.9 million less allowance for credit losses of
$2.5 million.

	As of December 31,	As of December 31,
	2023	2022
Balance, beginning of period	$2,486	$1,312
Provision for expected credit losses	2,993	2,009
Write-offs, net of recoveries	(518)	(667)
Foreign currency translation adjustments	175	(168)

Balance, end of period	$5,136	$2,486

Note 7. Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):

	As of December 31,	As of December 31,
	2023	2022
Buildings	$1,927	$2,178
IT Equipment	26,807	23,124
Furniture and fixtures	2,071	1,617
Other equipment	12	34

Total property and equipment	$30,817	$26,953

Less: accumulated depreciation	19,265	14,072

Property and equipment, net	$11,552	$12,881

Depreciation expense related to property and equipment was $5.1 million, $4.8 million, and $3.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 8. Goodwill
Changes in the carrying amount of goodwill for the periods presented in accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2021	$346,418
Goodwill acquired (1)	20
Effect of currency translation remeasurement	(36,544)

Balance as of December 31, 2022	$309,894
Effect of currency translation remeasurement	16,117

Balance as of December 31, 2023	$326,011

(1)	Working capital adjustment in the first quarter of fiscal year 2022 for the FanHub acquisition
No impairment of goodwill was recognized for the years ended December 31, 2023, 2022 and 2021.
Note 9. Intangible Assets, Net
Intangible assets subject to amortization as of December 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$67,064	$35,768	$31,296
Marketing products	7	59,099	37,552	21,547
Technology	1	107,292	95,633	11,659
Capitalized software	2	154,045	88,877	65,168

Total intangible assets		$387,500	$257,830	$129,670

Intangible assets subject to amortization as of December 31, 2022 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	6	$63,748	$27,508	$36,240
Marketing products	7	56,178	23,570	32,608
Technology	1	100,999	70,312	30,687
Capitalized software	2	103,568	53,855	49,713

Total intangible assets		$324,493	$175,245	$149,248

Amortization expense was $72.2 million, $63.8 million, and $56.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.
As of December 31, 2023, expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2024	$58,683
2025	31,684
2026	15,293
2027	8,734
2028	6,621
Thereafter	8,655

Total	$129,670

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 10. Investments
Investments as of December 31, 2023 and December 31, 2022 are as follows (in thousands):

	December 31,	December 31,
	2023	2022
Equity method investments	$26,257	$23,548
Equity investments without readily determinable fair values	142	134

Total investments	$26,399	$23,682

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
The Company recorded a gain from equity method investment in CFL Ventures of $3.1 million and $3.4 million for the year ended December 31, 2023 and 2022, respectively.
The Company received distributions from CFL Ventures of $1.6 million and zero in the years ended December 31, 2023 and 2022, respectively.
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
As of December 31, 2023, the equity investment remains measured at cost, less impairment. No increase or decrease has been recognized during the year ended December 31, 2023 or 2022.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 11. Other Assets
Other assets (current and long-term) as of December 31, 2023 and December 31, 2022 are as follows (in thousands):

	December 31,	December 31,
	2023	2022
Other current assets:
Non-trade receivables	$227	$1,385
Corporate tax receivable	6,755	—
Inventory	347	283

Total other current assets	$7,329	$1,668

Other assets:
Security deposit	$1,364	$1,364
Corporate tax receivable	—	5,472
Sales tax receivable	1,501	1,779
Contract costs	1,973	1,838

Total other assets	$4,838	$10,453

Note 12. Debt
The following table summarizes outstanding debt balances as of December 31, 2023 and December 31, 2022 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	December 31, 2023	December 31, 2022
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.5%	$43	$62
Promissory Note	January 2022	January 2024	4.7%	7,549	14,431

				$7,592	$14,493
Less current portion of debt				(7,573)	(7,405)

Non-current portion of debt				$19	$7,088

Genius Sports Italy Srl Mortgage
On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to less than $0.1 million as of December 31, 2023, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.
Promissory Notes
As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incur no cash interest. The Company has determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matures on January 1, 2024. As of December 31, 2023, the face value of the outstanding promissory note was $10.0 million Canadian Dollars, equivalent to $7.5 million. The estimated fair value of the promissory note approximates the carrying value.
Secured Overdraft Facility
The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of December 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under its lines of credit.
Interest Expense
Interest expense was $0.4 million, $1.5 million, and $3.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Debt Maturities
Expected future payments for all borrowings as of December 31, 2023 are as follows:

Fiscal Period:	(in thousands)
2024	$7,573
2025	19
2026	—
2027	—
2028	—
Thereafter	—

Total payment outstanding	$7,592

Note 13. Derivative Warrant Liabilities
As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.
Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.
As of December 31, 2022, 7,668,280 Public Warrants remained outstanding. On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of December 31, 2023 and the warrants ceased trading on the NYSE.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable
so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On September 15, 2021, the Private Placement Warrants were exercised in full on a cashless basis, resulting in the issuance of 2,282,759 shares of Common Stock. None of the Private Placement Warrants were outstanding as of December 31, 2023 and 2022.
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
For the years ended December 31, 2023, 2022 and 2021, a loss of $0.5 million, gain of $10.1 million and a loss of $11.4 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s consolidated statements of operations, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 14. Other Liabilities
Other current liabilities as of December 31, 2023 and December 31, 2022 are as follows (in thousands):

	December 31,	December 31,
	2023	2022
Other current liabilities:
Other payables	$3,041	$3,667
Deferred consideration	6,201	7,605
Contingent consideration	4,434	10,729

Total other current liabilities	$13,676	$22,001

Other liabilities:
Contingent consideration	$420	$—
Deferred consideration	516	—

Total other liabilities	$936	$—

Note 15. Shareholders’ Equity
Common Stock
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
As of December 31, 2023, the Company had unlimited Common Shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding. As of December 31, 2022, the Company had unlimited Common Shares authorized and 201,853,695 shares issued and outstanding.
Treasury Stock
During the year ended December 31, 2023, the Company retained 4,105,948 ordinary shares as Treasury Stock, as part of the Exercise and Consent Solicitation of the Company’s outstanding public warrants. See Note 13 –
Derivative Warrant Liabilities
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
As of December 31, 2023 and 2022, the Company had 22,500,000 B Shares authorized and 18,500,000 B Shares issued and outstanding.
Note 16. Loss Per Share
The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (incl. warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating
securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited
Notes to Consolidated Financial Statements

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2023, 2022 and 2021 is as follows (in thousands except share and per share data):

	Year ended December 31,
	2023	2022	2021
Net loss – basic and diluted	$(85,534)	$(181,636)	$(592,753)
Preferred share accretion	—	—	(11,327)

Net loss attributable to common stockholders – basic and diluted	$(85,534)	$(181,636)	$(604,080)
Basic and diluted weighted average common stock outstanding	208,121,980	198,939,079	150,912,333
Adjustment for warrants issued to NFL to purchase common stock	17,760,274	14,452,055	8,476,027

Adjusted basic and diluted weighted average common stock outstanding	225,882,254	213,391,134	159,388,360

Loss per share attributable to common stockholders – basic and diluted	$(0.38)	$(0.85)	$(3.79)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year ended December 31,
	2023	2022	2021
Stock options to purchase common stock	117,529	357,945	436,238
Unvested restricted shares	1,757,495	3,417,484	8,889,155
Public and private placement warrants to purchase common stock	—	7,668,280	7,668,381
Unvested equity-settled restricted share units	5,162,177	2,719,136	—
Unvested equity-settled performance-based restricted share units	9,550,502	1,849,942	—

Total	16,587,703	16,012,787	16,993,774

Genius Sports Limited
Notes to Consolidated Financial Statements

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
The estimated October Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Common share and equivalents price—marketable (1)	$10.26
Discount for lack of marketability (“DLOM”) (2)	16.0%
*Term (3)	4.5	years
*Volatility (4)	83.3%
*Risk-free rate (5)	0.3%

(1)	Represents the publicly traded common stock price of dMY as of the modification date on October 27, 2020
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
(4)	Calculated based on comparable companies’ historical volatilities over a matching term of 4.5 years
(5)	Based on the US Constant Maturity Treasury yield curve as of the modification date over a matching term of 4.5 years

*	Only used to estimate the modification date fair value of historical Class D Incentive Securities (subsequently converted to Performance-Vesting Restricted Shares) under Monte Carlo simulations
Second Spectrum Restricted Shares
On June 15, 2021, as part of the Company’s acquisition of Second Spectrum, Inc (“Second Spectrum”) the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.

Genius Sports Limited
Notes to Consolidated Financial Statements

A summary of the Company’s overall restricted shares activities for the year ended December 31, 2023 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2022	3,417,484	$7.39
Vested	(484,468)	$8.62
Forfeited	(1,175,521)	$7.13

Unvested restricted shares as of December 31, 2023	1,757,495	$7.22
The compensation cost recognized for the restricted shares during the years ended December 31, 2023, 2022 and 2021 was $5.5 million, $42.3 million, and $244.8 million, respectively.
As of December 31, 2023, total unrecognized compensation cost related to the restricted shares was $0.9 million and is expected to be recognized over a weighted-average service period of 0.3 years.
Stock Options
2021 Option Plan
On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.
A summary of the Company’s options activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2022	357,945	$10.00	3.3	$—
Forfeited	(26,093)	$10.00
Expired	(214,323)	$10.00

Outstanding as of December 31, 2023	117,529	$10.00	2.3	$—
Exercisable as of December 31, 2023	—

Unvested as of December 31, 2023	117,529
The compensation cost recognized for options during the years ended December 31, 2023, 2022 and 2021 was $0.6 million, $0.8 million, and $1.4 million, respectively. The total fair value of options that vested during the year ended December 31, 2023 was $0.4 million.
As of December 31, 2023, the Company had $0.7 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 1.3 years.
Employee Incentive Plan
The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

Genius Sports Limited
Notes to Consolidated Financial Statements

2022 Employee Incentive Plan
On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).
The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.
2023 Employee Incentive Plan
On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.
The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.
Equity-settled Restricted Share Units
The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.
A summary of the Company’s Equity-settled Restricted Share Units activity for the year ended December 31, 2023 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2022	2,719,136	$4.12
Granted	3,788,586	$5.21
Forfeited	(190,683)	$4.24
Vested	(1,154,862)	$4.02

Unvested RSUs as of December 31, 2023	5,162,177	$4.94
The compensation cost recognized for RSUs during the years ended December 31, 2023, 2022 and 2021 was $10.4 million, $4.5 million and zero, respectively.
As of December 31, 2023, the Company had $15.9 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.
Cash-settled Restricted Share Units
Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured
at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the consolidated balance sheets of $0.2 million as of December 31, 2023.
The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

Genius Sports Limited
Notes to Consolidated Financial Statements

A summary of the Company’s Cash-settled RSUs activity for the year ended December 31, 2023 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2022	17,819	$4.27
Granted	52,758	$5.31
Forfeited	(735)	$4.27
Vested	(5,941)	$4.27

Unvested Cash-settled RSUs as of December 31, 2023	63,901	$5.13
The compensation cost recognized for Cash-settled RSUs during the years ended December 31, 2023, 2022 and 2021 was $0.2 million, less than $0.1 million and zero, respectively.
As of December 31, 2023, the Company had $0.3 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.
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
The estimated grant date fair value of the Company’s PSUs subject to a market condition granted under the 2022 Employee Incentive Plan in the first quarter of fiscal year 2023 was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	3.0	years
Common stock price (2)	$3.75
Volatility (3)	85.0%
Risk-free rate (4)	3.9%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of January 9, 2023
(3)	Calculated based on the Company’s historical volatility over a term of 2.3 years
(4)	Based on the US Constant Maturity Treasury yield curve as of the valuation date over a matching term over 3.0 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
The estimated grant date fair value of the Company’s PSUs subject to a market condition granted under the 2022 Employee Incentive Plan in the third quarter of fiscal year 2023 was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	2.5	years
Common stock price (2)	$7.48
Volatility (3)	80.0%
Risk-free rate (4)	4.7%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of July 7, 2023
(3)	Calculated based on the Company’s historical volatility over a term of 2.5 years
(4)	Based on the US Constant Maturity Treasury yield curve as of the valuation date over a matching term over 2.5 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

Genius Sports Limited
Notes to Consolidated Financial Statements

A summary of the Company’s PSUs activity for the year ended December 31, 2023 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2022	1,849,942	$3.53
Granted	7,752,970	$4.21
Forfeited	(52,410)	$3.52

Unvested PSUs as of December 31, 2023	9,550,502	$4.09
The compensation cost recognized for PSUs during the years ended December 31, 2023, 2022 and 2021 was $12.8 million, $2.2 million and zero, respectively.
As of December 31, 2023, the Company had $24.1 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.
NFL Warrants
On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and
i-gaming
advertising partner. The License Agreement contemplates a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the four-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.
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
The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.
A summary of the Company’s warrants activity for the year ended December 31, 2023 is as follows:

Number of Warrants
Outstanding as of December 31, 2022	18,500,000

Outstanding as of December 31, 2023	18,500,000
The cost recognized for the warrants during the years ended December 31, 2023, 2022 and 2021 was $5.9 million, $40.1 million and $243.2 million, respectively. As of December 31, 2023, the Company had no unrecognized stock-based compensation expense related to the warrants. The warrants vested over a three year period, ending on April 1, 2023, and as of December 31, 2023, the Company had no unrecognized stock-based compensation expense related to the warrants. 3,000,000 warrants vested in the year ended December 31, 2023.

Genius Sports Limited
Notes to Consolidated Financial Statements

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
There were no Incentive Securities granted during the period from January 1, 2021 to April 20, 2021. On April 20, 2021, all Incentive Securities were converted to restricted shares pursuant to the Business Combination Agreement. There were no Incentive Securities outstanding as of December 31, 2023.
Stock-based Compensation Summary
The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Year Ended December 31,
	2023	2022	2021
Cost of revenue	$6,342	$40,639	$243,512
Sales and marketing	3,060	2,896	3,546
Research and development	3,630	1,980	4,670
General and administrative	22,286	44,323	237,746

Total	$35,318	$89,838	$489,474

Note 18. Fair Value Measurements
The Public Warrants were classified as Level 1 financial instruments. The fair value of Public Warrants was measured based on the listed market price of such warrants.
The Private Placement Warrants were classified as Level 3 financial instruments. The Company estimated the fair value of the Private Placement Warrants using a Black Scholes Pricing Model. Inherent in a Black Scholes Pricing Model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimated the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matched the expected remaining life of the warrants. The risk-free interest rate was based on the US Treasury zero-coupon
yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants was assumed to be equivalent to their remaining contractual term. The dividend rate was based on the historical rate, which the Company anticipated remaining at zero.

Genius Sports Limited
Notes to Consolidated Financial Statements

The change in the fair value of the derivative warrant liabilities is summarized as follows (in thousands):

Public Warrants
Derivative warrant liabilities at December 31, 2021	$16,794
Change in fair value	(10,132)
Foreign currency translation adjustments	260

Derivative warrant liabilities at December 31, 2022	$6,922
Change in fair value	534
Exercise of warrants	(7,438)
Foreign currency translation adjustments	(18)

Derivative warrant liabilities at December 31, 2023	$—

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.
With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent Consideration	$—	$—	$4,854	$4,854

Total liabilities	$—	$—	$4,854	$4,854

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Public Warrants	$6,922	$—	$—	$6,922
Contingent Consideration	—	5,990	4,739	10,729

Total liabilities	$6,922	$5,990	$4,739	$17,651

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

	2023	2022
Beginning balance – January 1	$10,729	$28,372
Issuance of shares (1)	(8,440)	(17,452)
Contingent consideration payments	(404)	—
Loss (gain) on fair value remeasurement of contingent consideration (2)	2,919	(218)
Foreign currency translation adjustments	50	27

Ending balance – December 31	$4,854	$10,729

(1)
On February 21, 2023, the Company issued 1,677,920 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement. On February 2, 2022, the Company issued 2,701,576 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(2)	Loss on fair value remeasurement of contingent consideration mainly relates to the Second Spectrum acquisition.
As of December 31, 2023, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 19. Income Taxes
The UK and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021
UK	$928	$(137,973)	$(326,206)
Foreign	(84,228)	(45,307)	(278,248)

Loss before income taxes	$(83,300)	$(183,280)	$(604,454)

The components of the Company’s income tax (benefit) expense consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021
Current:
UK	$1,260	$—	$—
Foreign	4,524	1,827	1,708

Current tax expense	5,784	1,827	1,708

Deferred:
UK	—	—	(13,618)
Foreign	(444)	(113)	209

Deferred tax benefit	(444)	(113)	(13,409)

Total	$5,340	$1,714	$(11,701)

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2021
UK provision at statutory rate	23.5%	19.0%	19.0%
Expenses not deductible for tax purposes	(3.8)	3.4	(1.6)
Return to provision	(2.0)	—	(0.4)
Stock based compensation	—	—	(19.7)
Tax rate change	—	—	0.3
Foreign rate difference	0.9	7.7	5.3
Change in valuation allowance	(25.0)	(31.1)	(0.9)

Effective tax rate	(6.4)%	(1.0)%	2.0%

The Company’s effective tax rates differ from the UK statutory rate primarily due to the change in valuation allowance, and expenses not deductible for tax purpose.

Genius Sports Limited
Notes to Consolidated Financial Statements

The Company’s deferred income tax assets and liabilities as of December 31, 2023 and 2022 are as follows (in thousands):

	Year Ended December 31,	Year Ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forward	$95,150	$95,735
Property and equipment	(74)	(70)
Stock-based compensation	140,906	135,837
Other	—	269

Deferred tax assets before valuation allowance	235,982	231,771
Valuation allowance	(216,988)	(207,657)

Deferred tax assets, net of valuation allowance	18,994	24,114

Deferred tax liabilities:
Outside basis difference	1,911	1,816
Intangible assets	32,418	37,307

Deferred tax liabilities	34,329	39,123

Net deferred tax liabilities	$(15,335)	$(15,009)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its net deferred tax assets of $217.0 million as of December 31, 2023 and a valuation allowance on its net deferred tax assets of $207.7 million as of December 31, 2022.
As of December 31, 2023, the Company had $195.8
million of UK net operating loss carryforwards available to reduce future taxable income. All of the UK net operating losses will be carried forward indefinitely for UK tax purposes. As of December 31, 2023, the Company had

$184.3 million of overseas net operating loss carryforwards available to reduce future taxable income. Overseas net operating losses will be carried forward indefinitely for the tax purposes in each jurisdiction.
The Company had no uncertain tax positions for the years ended December 31, 2023 and 2022.
Note 20. Operating Leases
The Company leases office and data center facilities under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, the Company’s lease agreements typically have terms not exceeding five years.
Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Year ended December 31,
	2023	2022
Operating lease cost	$4,450	$5,722
Short term lease cost	882	444
Variable lease cost	352	265
Sublease income	(582)	(1,406)

Total lease cost	$5,102	$5,025

Genius Sports Limited
Notes to Consolidated Financial Statements

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Year ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,672	$6,395
Right-of-use assets obtained in exchange for new operating lease liabilities	3,695	46
Weighted-average remaining lease term (in years):
Operating leases	2.2	2.3
Weighted-average discount rate:
Operating leases	5.8%	1.3%
During the year ended December 31, 2023, the Company entered into long-term leases for office space in London, United Kingdom and New York, United States of America resulting in additional lease liabilities of $1.1 million and $2.5 million, respectively.
The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.
As of December 31, 2023, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2024	$3,934
2025	2,629
2026	1,065
2027	—
2028	—
Thereafter	—

Total minimum lease payments	7,628
Less: Imputed interest	(517)

Present value of lease liabilities	$7,111

The
right-of-use
assets and liabilities derecognized upon termination of lease contracts were as follows (in thousands):

	Year ended December 31,
	2023	2022
Leases terminated	—	5
Lease termination fees	$—	$2,045
Right-of-use assets derecognized upon lease termination	$—	$4,628
Lease liabilities derecognized upon lease termination	$—	$5,267
Gain recognized upon lease termination	$—	$642
In addition to the lease terminations, in the third quarter of fiscal year 2022, the Company decided to abandon a portion of a lease before the end of the lease term. The Company abandoned the portion of the impacted lease by September 30, 2022, resulting in the right-of-use
asset allocated to the abandoned portion being amortized to its salvage value of zero. The amount of accelerated amortization recognized in the consolidated statement of operations for the year ended December 31, 2022, was $0.3 million.
The lease termination fees, gain upon lease termination and accelerated amortization from the lease abandonment are allocated and recorded in cost of revenue, sales and marketing, research and development and general and administrative on the consolidated statement of operations for the year ended December 31, 2022.
Disclosures Related to Periods Prior to Adoption of ASC 842
Total rent expense related to operating leases for the year ended December 31, 2021 was $5.1 million. Sublease income was $2.2 million for the year ended December 31, 2021.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 21. Commitments and Contingencies
Sports Data License Agreements
The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of December 31, 2023, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2024	$172,811
2025	170,015
2026	149,190
2027	163,533
2028	9,853
Thereafter	8,848

Total	$674,250

Purchase Obligations
The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $83.7 million as of December 31, 2023, with approximately $21.3 million due within one year and the remaining due by 2028.
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
Bank Letters of Credit and Guarantees
In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company previously had bank guarantees with Barclays Bank PLC. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value, resulting in the Company recognizing restricted cash of £20.0 million ($25.5 million) as of December 31, 2023.
Note 22. Employee Benefit Plan
The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $1.9 million, $1.6 million, and $1.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Genius Sports Limited
Notes to Consolidated Financial Statements

Note 23. Related Party Transactions
The Company made payments of $0.2 million, $0.2 million, and $0.3 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2023, 2022 and 2021, respectively.
The Company recognized revenue of $0.7 million, $0.3 million and zero for the years ended December 31, 2023, 2022 and 2021, respectively from CFL Ventures, in which the Company has a minority interest.
In the year ended December 31, 2023, the Company granted 102,386 RSUs to four members of the board of directors, vesting between March 2024 and July 2024. In the year ended December 31, 2022, the Company granted 117,360 RSUs to three members of the board of directors, vesting between April 2023 and July 2023. In the year ended December 31, 2021, the Company granted 42,242 restricted shares to two members of the board of directors, vesting between April 2022 and April 2024.
The Company recognized compensation cost of $0.6 million, $0.5 million, and $0.2 million during the years ended December 31, 2023, 2022 and 2021, respectively, in general and administrative expense in the consolidated statements of operations for awards granted to independent members of the board of directors.
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
Note 24. Subsequent Events
In preparing the consolidated financial statements as of December 31, 2023, the Company has evaluated subsequent events through March
15
, 2024 which is the date the consolidated financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of December 31, 2023.