Form 20-F
period 2024-12-31
Genius Sports Ltd
filed 2025-03-14
CIK 1834489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number:001-40352

Genius Sports Limited

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Island of Guernsey (Jurisdiction of incorporation or organization)

Genius Sports Group

1st Floor, 27 Soho Square,

London, England, W1D 3QR

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the issuer had 214,097,454 outstanding ordinary shares, 18,500,000 outstanding B shares stapled to the NFL warrants, and 18,500,000 outstanding NFL warrants exercisable within 60 days.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐

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

“Continental” means Continental Stock Transfer & Trust Company, the Company's transfer agent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Genius Board” means the board of directors of Genius.

“Genius Governing Documents” means the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of Genius.

“Genius ordinary shares” means the ordinary shares of Genius, par value $0.01.

“Guernsey” means the Island of Guernsey.

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

“NYSE” means the New York Stock Exchange.

“public warrants” means the 9,200,000 redeemable warrants sold as part of the units in connection with with the closing of the dMY’s initial public offering (the “dMY IPO”).

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

C.
Reasons for the Offer and Use of Proceeds

Not required.

D.
Risk Factors

Our business faces significant risks and uncertainties. These risks and uncertainties could materially and adversely affect our business, financial condition or results of operations. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations, share price, financial condition or reputation. In such event, the market price of our securities could decline, and you could lose all or part of your investment.

These risks include, among others, the following:

•
Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by political and social conditions, wars or terrorist activity, severe weather events and other natural disasters, climate related disasters, geopolitical circumstances and events, such as the war between Russia and Ukraine or a resurgence of conflict in the Middle East. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.
•
General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, or bettor-friendly outcomes in live sporting events all could have an adverse impact on our business. We have a history of losses and may not be able to achieve or sustain profitability in the future.
•
Elevated interest rates and inflationary pressures could lead to persistently higher costs in our business, which may not always be offset with higher revenue.
•
Fluctuating foreign currency and exchange rates may negatively impact the financial reporting of our business, results of operations and financial position.
•
Health epidemics or pandemics may adversely affect consumer spending and consumer engagement in sports and entertainment, and reduce the number of live sporting events or its seasonality, all of which could affect our financial results, our business operations and prospects.
•
Changes in gambling regulations, both in mature and emerging markets, could adversely affect our financial results, business operations, and prospects. This could include introduction of mandatory gambling supplier regimes resulting in additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on betting markets or types of betting including in play, player affordability limits, and player incentives controls.
•
The international scope of our operations may expose us to increased risk and compliance obligations, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

•
We rely on relationships with sports organizations with which we partner or may enter partnerships, and from which we do or may acquire rights including (inter alia) data and streaming rights. Overreliance on or loss of existing relationships with these sports organizations (including, without limitation, rights in relation to English and Scottish Football, the National Football League (the "NFL") and the International Basketball Federation ("FIBA")), failure to win future tenders for new and/or existing rights packages, inability by us to meet the cost of rising rights acquisition fees, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations and prospects.
•
Failure or inability to obtain, maintain, protect or enforce our proprietary, contractual and/or intellectual property rights, including our unregistered intellectual property, and the costs involved in such action could harm our business, financial condition, results of operations and prospects, and could lead to reputational loss with our rightsholder partners and potential legal implications if we are unable to protect and monetize their intellectual property. Failure to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop and market our products and services. Failure to prevent unauthorized collection and use of content including sports data in breach of our exclusive rights may further diminish the value of our rights portfolio and bolster the unofficial data offerings that our competitors can offer.
•
Uses of new and developing technologies including artificial intelligence ("AI") by third parties to access, extract or otherwise appropriate content including data that infringe or circumvent our exclusive rights could materially affect our business, financial condition and results of operations and prospects.
•
We may face claims for intellectual property infringement, which could subject us to unanticipated legal and advisory fees, monetary damages, or limit us in using some of our technologies or providing certain solutions.
•
We operate in a competitive market, and we may lose customers and relationships to both existing and future competitors.
•
Fraud, corruption, criminal activity and/or negligence related to sports events, or involving our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and could negatively impact our reputation.
•
Our collection, storage and processing of personal data is subject to applicable data protection and privacy laws in various jurisdictions, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement actions.
•
We may be subject to future litigation and investigations in various jurisdictions and with various plaintiffs or from government agencies in the operation of our business. Protracted legal costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.
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
•
Because Genius is incorporated under the laws of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the United States ("US") Federal courts may be limited.
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

Risks Related to Genius Sports Group’s Business Macroeconomic and Geopolitical Risks

General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment and sports betting industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, or bettor-friendly outcomes live sporting events all could have an adverse impact on our business. We have a history of losses and may not be able to achieve or sustain profitability in the future.

Our business and the businesses of our customers and sports organizations are particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including sporting events, sports betting and online gaming, can be affected by economic headwinds and changes in consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, high inflation, or the perception by consumers of weak or weakening economic conditions, may reduce consumers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sporting events, sports betting and online gaming. Alternatively, bettor-friendly outcomes in live sporting events may negatively impact our customers' revenues which could directly impact our own revenues generated from such customers.

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

We rely on relationships with sports organizations with which we do and may enter partnerships, and from which we do and may acquire properties including (inter alia) the right to collect and commercialize data and streams on those organizations’ events. A substantial portion of our offerings and services use sports properties acquired under rights granted by sports organizations including (inter alia) sports data and streaming rights. The future success of our business may depend, in part, on our ability to obtain, retain and expand relationships with sports organizations. We have arrangements with sports organizations for properties including (inter alia) sports data and streaming rights, including, in certain cases, exclusive rights for those properties. In many cases, developing and maintaining such partnerships requires the constant improvement of current offerings by continually charging higher fees, and developing more extensive products and offerings to such sports organizations.

Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or fail to win future tenders for new or and/or existing rights packages (including, without limitation, rights in relation to English and Scottish Football, NFL and FIBA), long term existing rights become less attractive to consumers, or we are unwilling or unable to meet the cost of rising rights acquisition fees, are over-reliant on existing relationships or cannot renew and expand existing arrangements, then customers may become dissatisfied and we may lose our competitive advantage or be required to discontinue or limit our offerings or services. If we lose official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data, streams or other properties and our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our existing customers, which could harm our business, results of operations and financial condition. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights using unauthorized means. In these instances, our rights may be devalued and litigation to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

Our exclusivity arrangements with certain sports organizations are subject to short- and medium-term contracts, which may not be renewed on favorable terms or at all. Additionally, there is the risk that in the future a court of competent jurisdiction might challenge our exclusive arrangements with sports organizations as being in violation of competition laws. The loss of such exclusive arrangements with one or more sports organizations, whether due to a judicial judgment, order or settlement, or otherwise, including as a result of the expiration or termination of our exclusivity arrangements, may cause loss of competitive advantage and could materially adversely affect our financial condition and business operation.

The rising costs of sports rights, including without limitation in relation to our rights agreements with the NFL and the English and Scottish Football leagues (which were both renewed in 2023), means that we are required to pass on these higher costs to our customers. If we are unable to convince our customers that the increased fees charged are commercially reasonable, there is a risk that customers may lobby the relevant leagues and federations to require us to lower our fees and/or customers may seek to obtain data via unofficial channels in lieu of signing an official data deal with us.

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of Genius, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or Genius, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events (i.e., as a result of match fixing), or by our employees or contracted statisticians collecting data, streaming or other properties on behalf of Genius or third parties. Operational errors, whether by us or our competitors, could also harm the reputation of Genius or the sports data, streaming, sports betting, online gaming and sports marketing industries. In addition, a portion of our statisticians and contractors are based in jurisdictions where corruption is prevalent. From time to time, this has led to instances of intimidation and threats made against Genius statisticians by third parties to interrupt authorized in-stadia data collection and manipulate or delay real-time data capture. Damage to reputation and credibility could have a material adverse impact on our business, financial condition and results of operations.

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

The gambling industry which we supply can attract negative publicity linked to various perceived issues including (without limitation) social harm, gambling by minors, doping and match fixing. Our links to this industry and the related criticisms (and subsequent additional legislative or regulatory controls) leveled at it or the decline in popularity of sports betting as a result could adversely affect our business, reputation or brand and could impact responsible gaming requirements.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees either personally or to communicate about our business, or that our social media accounts could be compromised which may give rise to liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.

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

The markets for sports properties including (inter alia) data, streaming and other sports technology services and solutions and marketing services are competitive and rapidly changing. The sports media industry is also particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of rising interest rates, persistently elevated levels of inflation, and heightened risk of recession, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater brand recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on data scouts to attend events and to collect data. If our competitors develop technology before we do, whether through AI or otherwise, that makes scouts obsolete, our business could be materially harmed, and our profitability would be reduced. In addition, disintermediation by our customers, either by building products in-house or acquiring rights directly from leagues and federations could further harm our business. Further, if competitors gain unfettered access to stadiums to collect data in breach of our exclusive rights, or access to faster visual feeds from such stadiums via data scraping or other technological means, our exclusive in-stadium rights would have reduced value, and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could also decline. Increased competition for exclusive and non-exclusive partnerships could result in lower revenues and higher expenses (in part contributed to by significant rights fee increases that the sports organizations are able to charge in the face of increased competition for rights), which would reduce our profitability.

Our business may be materially adversely affected if: (i) our existing and future products, technology, services and solutions do not achieve and maintain broad market acceptance; (ii) if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements; (iii) if there are changes to third-party hardware or software upon which we are reliant to deliver our services; or (iv) if we do not invest in product development and provide services that are attractive to our customers.

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to products and services, as well as integrating and coordinating current products and services, imposes burdens on our product development team, management and researchers. These processes are costly, and our efforts to develop, integrate and enhance our services may not be successful or may need to be undertaken at the expense of developing other services due to limited resources or budget. In addition, successfully launching and selling a new or upgraded product or service puts additional strain on our sales and marketing resources. There may also be subsequent material changes to, or suspension of, the technology and/or services upon which our business is reliant, such as hardware and/or software supplied by third parties, who typically dictate the functionality of any such hardware and/or software (including the terms upon which we are able to use it to deliver our services). This may necessitate adaptations to our product offering, and/or restrict our ability to offer certain services as we have been able to do so previously (either temporarily or on a permanent basis). Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of new or upgraded products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded product or service, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we may be unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

Our increased reliance on hardware-based solutions for data collection and the deployment of these across multiple regions means we face inherent risks of a globally distributed supply chain. These may include component shortages, delays in production, cost fluctuation, increased complexity of maintaining compliance with regulatory frameworks, trade and tariff risks, vendor and subcontractor risks including solvency, quality control issues, labor shortages and unethical business practices. We distribute production widely and run a vendor risk management program (including comprehensive due diligence) to mitigate these risks as effectively as we can.

If we are unable to develop new or upgraded products or services or decide to combine, shift focus from, or phase out a product or service, then our customers may choose a competitor's product or service over ours and our revenues may decline, and our profitability may be reduced. If we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our customers fail to accept these new or combined and coordinating services, then there could be a material adverse effect on our results of operations due to a decrease of our revenues and a reduction of our profitability. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

Further, increased competition for skilled staff in locations where we are based could have a material adverse effect on our business operations. Our service provisions and operations require that we recruit, retain and develop personnel from diverse backgrounds across a wide range of expertise areas and geographies. In order to maintain and grow in a competitive market, we require significant intellectual capital in the fields of technology (including AI and machine learning), gaming, customer service and key management functions across various jurisdictions. Failure to retain key positions could result in increased recruitment costs for senior management positions and across competitive markets. If we cannot retain, attract and develop our intellectual capital, we may see a decrease in our service provision, data collection, technological development, corporate functionality and operations which could cause slower growth or a loss of customers to competitors, resulting in lost revenues and long-term prospects.

Our success depends on our continued improvements to provide products and services that are attractive to our customers. As a result, we must continually invest resources in product development, human capital retention and successfully incorporating and developing new technology.

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

We have historically achieved growth organically but have supplemented such growth via strategic acquisitions of key targets. We may undertake acquisitions or divestitures in the future, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations. Our business may suffer if we are unable to successfully integrate acquired businesses into Genius or otherwise manage the growth associated with such acquisitions.

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

In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment ("ROI"). In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

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
•
complying with additional legal and regulatory regimes and requirements, including the requirement to acquire, maintain or transfer licenses and authorizations following a change of control in the acquired business;
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

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing additional equity to fund an acquisition has and would cause economic dilution to existing stockholders. Issuing debt to fund an acquisition would cause additional strain on our long-term financial resources. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

Our operations are subject to seasonal fluctuations that may impact our cash flows.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations and operations of our customers and sports organizations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause peaks and troughs in our revenues and revenues of our customers and such sports organizations. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events and races. Such fluctuations and uncertainties may negatively impact our cash flows.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products and services or other acts or omissions. The term of these contractual provisions may survive termination or expiration of the applicable agreement. Large indemnity payments of damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, which would reduce demand for our products and services, damage our reputation and harm our business, results of operations, and financial condition.

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the war between Russia and Ukraine as well as ongoing tensions between the US and China. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.

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

Further, our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to geopolitical conditions, including trade disputes, protectionism, and direct or indirect acts of war or terrorism. For example, we operate an office in Zaporizhzhia, Ukraine and have operations and revenue generating business within Ukraine and, prior to the invasion by the Russian army, revenue from Russia. Geopolitical tensions with the ongoing conflict between Russia and Ukraine may adversely affect our operations involving Ukraine and other countries involved in the conflict and present safety risks to our office and staff in Ukraine. Further, certain countries or organizations have implemented actions and may implement further actions in relation to the conflict, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain government, government-related, or other entities or individuals, which along with any retaliatory measures, could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. Although we generated less than 1% of our revenues in Russia, Belarus and Ukraine for the year ended December 31, 2024 the ongoing conflict between Russian and Ukraine, uncertainty and disruption in the global economy and financial markets due to such conflict, and further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business or have offices, which could adversely affect our business and/or our customers, suppliers and vendors in the broader region.

Continued geopolitical tensions between the US and China could also have unforeseen adverse ramifications on our financial conditions, operations, prospects and threats to the protection of our intellectual property. For example, we have subsidiaries in both the US and China, and an escalation in trade hostilities and retaliatory actions could curtail our operations and increase our compliance costs. Where we have personnel in any jurisdiction, such as China, we are also subject to local laws and customs regarding, inter alia, data security and privacy, and we are exposed to a degree of risk arising from our lack of control as to the stringency, operation, and enforcement of any such local laws.

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

Risks Related to Legal Matters and Regulations

We and our customers, partners and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation, and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the introduction of new regulatory compliance requirements could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We and our customers, partners and suppliers are generally subject to laws and regulations relating to sports, sports betting, online gaming, marketing, and advertising in the jurisdictions in which we and they conduct our and their businesses. In some circumstances, we are subject to laws and regulations in those jurisdictions in which we and they offer services, or how those services are made available. We are also subject to general laws and regulations that apply to all e-commerce and online businesses as well as all publicly listed businesses, such as those related to privacy and personal information, tax, anti-money laundering, anti-bribery, advertising, competition, insider information and disclosures, and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, and changes in legislative or governmental priorities, may have a material impact on our operations, reporting requirements and financial results. If a customer that is using our services is in breach of a law or regulation in any jurisdiction, there is a risk we could become involved in any subsequent legal or regulatory action. This may have adverse legal or regulatory implications for our business and may also have an adverse effect on our reputation.

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

Additionally, the imposition or increase of gaming and/or gambling taxes imposed on our sportsbook customers by US or international regulatory authorities may negatively impact the revenue share fees payable under our agreements with such customers. If the revenue share fees paid to us by our customers decrease, this could have a material adverse effect on our business, financial condition and results of operations.

Changes in gambling regulations, both in mature and emerging markets, could adversely affect our financial results, business operations, and prospects. This could include introduction of mandatory gambling supplier regimes resulting in additional license conditions or restrictions on us and/or our customers, including restrictions on gambling advertisements, restrictions on which sports a bettor can bet and which betting markets or types of betting (including in play, player affordability limits, and player incentives controls) can be offered.

For example, the Committees of Advertising Practice in the United Kingdom (the "UK") recommended new rules which ban sports betting advertisements if they are likely to appeal to minors, which became effective in 2022, evidencing a trend across many regulated markets for a greater focus on monitoring and assessing the impact of gambling advertisements and often an increasingly restrictive approach to gambling advertising more generally.

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

Further, continued innovation in our technology and services will require Genius to continuously review and monitor its compliance with new and existing laws, which may affect our legal costs and business operations and/or impact the ability to roll out certain products and services in some or all markets. For instance, the European Union (the "EU") has promulgated new laws on AI which is utilized across our business.

The majority of gambling laws in the jurisdictions that we operate do not require us to hold licenses to provide our products and services on a B2B basis. There are some jurisdictions, which include the US and certain countries in Europe, that require us to hold a supplier license. As of December 31, 2024, we have licenses in 30 states and are permitted to provide services in a total of 34 states, provinces and territories in North America that have adopted legislation permitting online sports betting. We also have a further 16 tribal licenses in the US, two licenses in Romania, one license in the UK, one license in Greece and one license in Sweden, and are registered in Peru. However, we offer our services to customers in many more countries, but do not always have visibility as to where our customers use our products and services in order to offer their services to their customers.

Any of our licenses or the licenses of our customers could be voluntarily surrendered, revoked, not renewed, suspended or conditioned at any time. Our license applications or the license applications of our customers may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions or make it difficult or impossible for us to work with certain customers in certain jurisdictions.

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

In May 2018, the US Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows states to determine by themselves the legality of sports betting. Since the repeal of PASPA and up to December 31, 2024, 40 US states (including Washington, DC for these purposes) have legalized sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. See Item 4.B.

To expand into new jurisdictions, we may need to be licensed and obtain approvals for our product offerings. This is a time-consuming process that can be extremely costly. Countries, such as Brazil, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets. As liberalization occurs, we anticipate growing our market presence in emerging markets in South America, including our presence in Brazil. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions, or such jurisdictions never regulating sports betting or at a much slower pace than anticipated, can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

We cannot assure that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our or our customers’ businesses, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our customers to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Additionally, we are highly reliant on our suppliers (including third-party service providers) in order to furnish our product line and offer products and services to customers. We typically conduct due diligence in relation to new suppliers, and we have contractual safeguards in place to govern any non-compliance, however we are unable to control their continued compliance and there may be occasions where we face the risk of, or we are unaware of, malpractice or non-compliance with domestic and foreign laws and regulations (including, but not limited to, applicable privacy laws). There are also a number of legacy suppliers (with whom we have long-standing relationships) in respect of which we have not conducted due diligence. If we were unable to continue relationships with certain suppliers, whether as a result of their non-compliance with applicable laws, bankruptcy, or otherwise, this could have a detrimental effect on our ability to conduct business in the ordinary course.

Our collection, storage and processing of personal data is subject to applicable data protection and privacy laws in various jurisdictions, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that we are subject to often vary significantly by jurisdiction. Our media business is particularly impacted by such data security and data protection laws and regulations as the business targets end consumers of gambling services. The impact of these laws will grow, particularly as we enter into a new competitive market with the launch of "FanHub", the Genius in-house advertising and activation platform for sports audiences.

For example, the EU-wide General Data Protection Regulation (“GDPR”) implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request and provided consumers with certain other rights with respect to their data, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where we act as a data processor.

Largely identical requirements apply under the equivalent legislation in the UK (the “UK GDPR”). We have executed intracompany Standard Contractual Clauses (“SCCs”) and International Data Transfer Agreements (“IDTAs”) which are currently in compliance with the GDPR and the UK GDPR to allow for the transfer of personal data from the EU and from the UK to "non-adequate" jurisdictions and continue to execute SCCs and IDTAs with respect to newly acquired contracts where required to comply with the GDPR and UK GDPR. Data security and data protection laws and regulations are continuously evolving. There have been a number of legal challenges to the validity of EU, UK and Swiss mechanisms for adequate data transfers such as the SCCs, and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by regulators under the GDPR and UK GDPR, as well as current challenges to these mechanisms in the UK and/or European courts. Given the applicability of the GDPR and UK GDPR to certain of the Company’s operations, the Company is required to take additional steps with respect to the selection of a supervisory authority in an EU member state despite our operational head office location in the UK. Additionally, we are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows the GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the user to their data being transmitted outside of Colombia.

In recent years, US federal and state and UK/European lawmakers and regulators have expressed concern over electronic marketing, tracking and communications, including the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU/UK, the rules specifically on electronic marketing, tracking and communications are currently set out in the ePrivacy Directive (as implemented by local regulations) and which, in the EU, will be replaced by a new ePrivacy Regulation (as further discussed below). While no official time frame has been given for the ePrivacy Regulation, there will likely be a two-year transition period after the ePrivacy Regulation is enacted for compliance.

US federal and state and UK/European privacy and consumer protection laws, rules and regulations (including those described above) cover nearly all aspects of our electronic marketing efforts, including the use of cookies and similar technologies. The nature of our business requires us to expend significant resources to try to ensure that our electronic marketing activities comply with such privacy and consumer protection laws, including laws relating to the use of third-party cookies and similar technologies. These efforts may not be successful, and we may have to expend even greater resources in our compliance efforts. Additionally, our ability to deliver digital marketing services as part of our business may be adversely impacted by the deprecation of third-party cookies. For example, Google has delayed its deprecation of third-party cookies in Google Chrome, regulations governing privacy and electronic marketing, tracking and communications means that we will continue to be required to implement privacy-conscious solutions. Genius has furthered its investment into the fan engagement space, which includes data-driven digital marketing services to a range of advertisers targeting sports audiences. As Genius continues to develop personalized products that incorporate user information, it will be required to place even greater attention on its compliance with electronic marketing and privacy laws.

Modifications to consumer protection and privacy laws, including proposed laws by US federal and state and UK/European lawmakers, regarding privacy and data protection, could have an adverse impact on our ability to attract and retain customers and users of our services. Various comprehensive US state and foreign privacy laws give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices) and impose significant obligations on controllers and processors of personal data. There can be no assurance that new laws or regulations will not be enacted or adopted, preexisting laws or regulations will not be more strictly enforced or that our operations will comply with all applicable laws, which could have an adverse impact on our operations and financial condition.

UK and EU privacy regulators have reviewed, or are reviewing, digital advertising. For example, in Belgium, the regulator has ruled that measures such as the Transparency & Consent Framework is insufficient to protect the privacy of end users. In the UK, the Information Commissioner's Office (the "ICO") issued an opinion in November 2021 clarifying their view on the privacy considerations with respect to adtech solutions and on their expectations regarding data protection by default and design for adtech solutions. Should regulators take a stricter view on the impact of advertising technology on privacy rights, or if we are involved in an investigation, we are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations or to represent our interests in regulatory discussions.

While we have numerous mitigation controls in place, there is a risk that cookies and similar technologies may be erroneously deployed on end-users’ devices without appropriate consent, or that advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. There is a risk that our media customers may also use our services to target jurisdictions where they are not permitted to advertise, and that our risk mitigation controls fail to identify and/or prevent this and our business suffers adverse legal and reputational effects as a result. In October 2024, the

European Data Protection Board (“EDPB”) released new guidelines (the “EDPB Guidelines”) on the scope of the ePrivacy Directive, which now imposes consent and disclosure requirements for a wider range of tracking tools which involve the storage of information on, or access of information already stored on, a user device (for example, tracking pixels or IP addresses) and not just traditional cookies. As a result of the new EDPB Guidelines, our ability to deliver contextual advertising, including by utilizing cookies and similar technologies, may become subject to further end-user consent and disclosure requirements, and this may adversely impact our media business and increase the risk of enforcement activities in the EU.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally. European data protection laws, including the GDPR, the UK GDPR and the Guernsey DP Law, generally restrict the transfer of personal information from Europe, including the European Economic Area, the UK and Switzerland, to the US and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. Although we rarely rely on individuals’ explicit consent to transfer their personal information from Europe to the US and other countries, in most cases we have relied or may rely on the SCCs (although, as noted above, we are following ICO and EU guidance and directions to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice). Inability to import personal information from the European Economic Area, the UK or Switzerland may also restrict our operations in those jurisdictions, limit our ability to collaborate with our customers, sports organizations, service providers, contractors and other companies subject to UK/European data protection laws and require us to increase our data processing capabilities in the UK/Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe and the UK, including without limitation, amending SCCs and IDTAs where required and considering suppliers that limit their data processing activities to ensure processing occurs in the UK/Europe at all times, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer and will be at risk of enforcement actions taken by an EU/UK/Swiss data protection authority until such point in time that we ensure an adequate mechanism for such EU/UK/Swiss data transfers, which could damage our reputation, inhibit sales and harm our business.

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

In addition, California has enacted the California Consumer Privacy Act of 2018 (the "CCPA") and the California Privacy Rights Act of 2020 (the "CPRA"), which became effective on January 1, 2020. The CCPA and CPRA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. The data protection portions of New York's Stop Hacks and Improve Electronic Data Security Act of 2019 (the “SHIELD Act”) became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA, the SHIELD Act, and data privacy regulations in other US jurisdictions, including states where regulations are coming into force, are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Further examples of the evolving legal landscape in relation to the collection of personal data in the US include changes to state laws governing the processing of biometric information, such as the Illinois Biometric Information Privacy Act of 2008 and the Texas Capture or Use of Biometric Identifier Act of 2009, which impose obligations on businesses that collect or disclose consumer biometric information.There is a risk that the processing of athlete information in particular could be construed as biometric data, meaning such processing falls within the scope of these laws.

Additionally, various federal, state, and foreign laws and codes govern how companies provide age-appropriate experiences to children and minors, including the collection and processing of children and minor’s data. These include the Children’s Online Privacy Protection Act of 1998, and the UK Age-Appropriate Design Code, all of which address the use and disclosure of the personal data of children and minors and impose obligations on online services or products directed to or likely to be accessed by children. There is a risk that the digital fan engagement products and free to play games that we provide to customers may be accessed by children and minors, even where safeguards are put in place, and that the data of children and minors are processed.

Although we analyze risks associated with our data processing activities, provide employee training, implement certain policies and procedures, and continue to review and improve such policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines can be significant under some data privacy laws (e.g., the GDPR introduced fines (in the worst case) of up to €20,000,000 or up to 4% of an entire group's total worldwide annual turnover of the preceding financial year (whichever is higher)), as well as the possibility of litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and other enforcement actions (such as suspension of processing activities or requiring us to change the way we use personal data).

In 2021, a group of UK football players issued a data subject access request under the GDPR (dubbed “Project Red Card”) to various participants in the sports data and sports betting industries, including the Company, and the Company continues to receive such data subject access requests, but thus far it has not developed further into litigation. Should any player or participant claims develop into litigation either from Project Red Card or another equivalent organization, it could significantly alter the way we collect and use sports data relating to players, sports staff and referees and could materially affect the sports data industry as whole.

Use of AI in our products or services may result in operational challenges, legal liability, reputational concerns and competitive risks.

The use of AI, in particular generative AI, processes at scale is a relatively new phenomenon, and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our or our vendors’ use of these technologies with respect to our products, services, systems and/or operations becomes more important to us over time.

AI and machine learning is enabled by or integrated into some of our products, such as simulated sports reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. For example, we are implementing a next generation platform called “Dragon” through our Second Spectrum framework in our existing product offering and have entered into new partnerships to leverage existing AI networks. Given the rapid pace of change in the AI space, we may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and no assurance can be provided that the usage of such AI will enhance our business, the business of our customers, or assist us in being more efficient or profitable.

Further, AI may have errors or inadequacies that are not easily detectable. For example, certain AI may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of current or future conditions in the applicable market or sector, or if the AI fails to filter biases in the underlying data or collection methods, the use of AI may lead us or our customers to make determinations on behalf of our business or our customers’ business that are based on flawed data, including decisions, that may have an adverse effect. If AI is incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation. Any sensitive information (including confidential, competitive, proprietary or personal data) input into third-party generative AI processes in connection with our offerings, systems or operations could be leaked or disclosed to others, including if sensitive information is used to train any generative AI models. Additionally, where the product ingests personal data and makes connections using such data, these AI or generative AI processes may reveal other personal or sensitive information generated by the AI solution. Unauthorized use or misuse of generative AI by our personnel or others may also result in disclosure of confidential or proprietary data, reputational harm, privacy or data protection law violations and legal liability.

Reliance on AI also poses ethical concerns and could lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI or the AI of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings. Though our business practices are designed to mitigate many of these risks through, among other things, ongoing research and responsible deployment, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

Further, as we continue to use AI in our product and service offerings, including incorporation into new markets, we will face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we will need to manage existing and new industry relationships to bring new AI solutions and offerings to market, and the success of these AI solutions and offerings will continue to depend on many factors, including market demand, our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any future AI solutions we develop will be adopted by the market or be profitable or viable. If the development, integration and offering of our existing or future AI solutions proves unsuccessful, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI may enhance intellectual property, cybersecurity, operational and technological risks. Our use of generative AI may also lead to novel cybersecurity risks (such as if a bad actor “poisons” the generative AI with bad inputs or logic), including the misuse of personal or business confidential data, which may adversely affect our operations and reputation.

The technologies underlying AI and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection and federal equal opportunity laws. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with US and foreign laws, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain US states, have already proposed or enacted laws governing AI.

European regulators have proposed a stringent AI regulation, including the EU AI Act, which entered into force in August 2024, with fines in excess of those under the GDPR, and we expect other jurisdictions will adopt similar laws . Other jurisdictions may also decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. Additionally, certain privacy laws extend rights to consumers (like the right to delete certain personal data) and regulate automated decision making, which may be incompatible with AI features or the use of generative AI.

Additionally, the US Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. If we cannot use AI or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Issues relating to intellectual property rights in AI-generated content have not been fully addressed by US or foreign lawmakers, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims related to copyright infringement or other intellectual property misappropriation. If we do not have sufficient rights to use the data on which AI relies, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party. Furthermore, the technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all the legal, operational, or technological risks related to the use of AI.

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

Authorities around the world have adopted and are considering a number of legislative and regulatory proposals relevant to the digital economy, concerning, for example, data protection, data usage, encryption of user data and AI technologies. Potential adverse legal rulings, legislation, or regulation could result in fines and orders requiring that we change our practices, and could therefore have an adverse effect on how we provide services, harming our business, reputation, financial condition, and operating results. These new and changing laws and regulations are evolving and subject to interpretation, and compliance obligations could cause us to incur substantial costs or harm the quality and operations of our products and services in ways that harm our business, and may require us to adapt our existing arrangements. Examples of these laws include the EU’s Digital Markets Act, which while not currently directly applicable to us, will require large online platforms that are designated by the European Commission as “gatekeepers” to obtain user consent for combining data across certain products and require search engines to share anonymized data with rival companies, among other changes. The EU AI Act, which entered into force in August 2024 and will become fully effective starting August 2, 2026, includes specific transparency and other requirements for general purpose AI systems and the models on which those systems are based, and has extra-territorial application and imposes significant potential maximum penalties for non-compliance: in the worst cases, up to the greater of €35,000,000 or 7% of an entire group’s total annual worldwide turnover. Thus, our development, use, and commercialization of AI products and services (including our implementation of AI in our offerings and internal systems) could subject us to regulatory action and legal liability, including under specific legislation regulating AI, as well as new applications of existing data protection, cybersecurity, privacy, intellectual property, and other laws.

We may face claims for data rights infringement, which could subject us to monetary damages.

Although we have generally adopted measures to avoid potential infringement of third-party data, streaming, or other properties (“Third-Party Property”) in the course of our operations, ownership of certain Third-Party Property is not always clear in certain jurisdictions we may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should we face claims relating to using unlawful sources of Third-Party Property, or should we inadvertently infringe on another company’s Third-Party Property, or breach any contractual obligations when collecting such Third-Party Property in any jurisdiction, we could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We may be subject to future litigation and investigations in various jurisdictions and with various plaintiffs in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our and our customers’ operations and financial results. Governmental authorities could view us, or our customers as having violated applicable laws or regulations, despite our or their efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and/or criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our customers or other business partners, while diverting the attention of key executives, which could have a material adverse effect on our and our customers’ businesses, financial condition, results of operations and prospects, as well as impact our and our customers’ reputation.

We have been and are party to litigation (see below), and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve competition and anti-trust, anti-money laundering, Office of Foreign Assets Control (“OFAC”), gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. We have in the past employed third-party contractors that may operate in countries under US sanctions and, as a result, have been and may continue to be subject to legal proceedings regarding compliance with US sanctions laws. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects. Genius conducts risk-based due diligence on all third parties and a segment of our clients. Preparations are underway to implement sanctions screening for all clients and automated sanctions screening for all third parties.

The sports betting industry may be subject to government regulations or scrutiny, which may lead to the possibility of anti-trust litigation or investigations into one or more market participants and such processes may involve the Company is some capacity, the outcomes of which could materially adversely affect our financial condition and business operation.

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

Furthermore, we store a significant amount of historical financial data in order to comply with regulatory requirements. Any failure or deficiencies in the storage of this data could have an adverse impact on our ability to comply with requests from the relevant authorities and could expose us to the risk of regulatory action.

Sportscastr Litigation

On October 5, 2023, Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a complaint against the Company in the US District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 25, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. The Company is defending all claims. This litigation is currently ongoing, and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Spirable Litigation

On November 15, 2023, sellers in the Spirable acquisition (“the Claimants”) filed a claim against Genius Sports UK Limited, a subsidiary of the Company, in the High Courts of Justice, Business and Property Courts of England and Wales. The claim related to a dispute following the purchase of Photospire Limited by Genius Sports UK Limited and contingent consideration (earn out) arising from that transaction. On October 29, 2024 the litigation was resolved. The remaining terms of settlement are confidential.

dMY Litigation

On September 12, 2023, a claim was filed in the Court of Chancery of Delaware against dMYII (the special purpose acquisition company that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMYII. The claim relates to matters pre-merger. Genius Sports Limited would be liable for damages and costs awarded. This litigation is currently ongoing, and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, if Project Red Card or a similar action, develops into a legal claim, it could significantly alter the way we collect and use personal data, and could materially affect the sports data industry as a whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third-party infringement, which may force us to alter our business strategy and have an adverse effect on our business.

Litigation between third parties in our industry may also result in changes in (or interpretation of) law that materially adversely impacts our existing business and strategy. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees, change our business practices or lose licenses and authorizations, any of which could adversely affect our business, financial condition or results of operations.

Our failure to comply with the anti-corruption, anti-bribery, anti-money laundering and similar laws of the UK, US and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the UK Bribery Act of 2010 (“UK Bribery Act”), the US Foreign Corrupt Practices Act of 1977 (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”), Sistema de Autocontrol y Gestión del Riesgo Integral de Lavado de Activos y Financiación del Terrorismo ("SAGRILAFT"), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the UK Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits “commercial” bribery or the appearance of such bribery. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. We are further required to draft policies and procedures, and implement various processes around conflicts of interest and related party transactions in order to comply with our obligations under the UK Bribery Act and regulations in the US relating to our listing as a public company on the NYSE. These procedures and processes must be maintained and overseen in various jurisdictions, and even still may not be sufficient to prevent a violation. A violation in our procedures and policies could result in disciplinary actions, regulatory fines, litigation, risks to the rights of shareholders with respect to a violation of listing rules and disclosures, and public relations risks; all of which could affect our reputation and results of operations. Additionally, the costs, resourcing and impact of compliance may continue as additional requirements are imposed by various regulators. These additional measures may affect our operating costs or financial results.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. SAGRILAFT requires Genius Sports to implement a comprehensive risk management system to prevent money laundering and terrorism financing by identifying and monitoring counterparties and transactions. There is a risk that we may not fulfill all the requirements of this regulation, which could result in regulatory repercussions. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, including statisticians who attend events on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition, and results of operations.

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

Intellectual property rights are important to the success of our business. However, circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in certain countries in which we operate or intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases, or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection does not apply outside the EU and, as such, there are now separate UK and EU database rights protection.

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

Further, third parties may knowingly or unknowingly infringe our proprietary and intellectual property rights (including by purposefully breaching our exclusive contractual arrangements with third parties, for example, by entering stadiums without the owners’ consent to collect data at events where we hold exclusive data collection rights) or challenge proprietary and intellectual property rights held by us. Further, we cannot guarantee that our patents, registered trademarks, or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. We currently hold patents for some but not all of our technology, products, and services, which means some of our technology, products and services are susceptible to copying. The fact that we currently do not hold patents for some of our technology, products and services also means third parties may claim patent rights over some of our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved, or we may not be able to overcome a third-party opposition, and competitors and other third parties may also adopt trade names or trademarks similar to ours. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business.

Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform, products and services have proper third-party authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. We cannot be certain that our current uses of data and other materials from publicly available sources (including third-party websites) or otherwise, which are not currently known to infringe or misappropriate third-party intellectual property today, will not result in claims for infringement or misappropriation of third-party intellectual property or other legal claims in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third-party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management, and materially disrupt the conduct of our business, and we may not prevail. Any such claims, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We rely on information technology and other systems and platforms, including Amazon Web Services and certain other third-party platforms, and failures, errors, defects, or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of our services and product offerings and to user satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability, and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also experience security incidents, which can impact our operations and the protection of data we process.

Some of our services and offerings require the installation of infrastructure and equipment into customer sites which are not under our control. Consequently, we cannot guarantee the protection of such assets from compromise due to a lack of physical security controls. As such, we may be subject to service disruptions, or compromise of data processed by such infrastructure and equipment.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot provide assurance that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data, and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. We have experienced, and we may in the future experience, system disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, operational interruption, workforce disruption, and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our systems and technological infrastructure, or to those of the third parties on which we rely, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our services and product offerings, including our user interfaces, may contain errors, bugs, flaws, or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. Additionally, we have detected certain errors, bugs and flaws in our service and product offerings which may have the potential to be exploited, resulting in harm to our business. If a particular product offering is slower than they expect, customers may be unable to use our services and product offerings as desired and may be less likely to continue to use our services and product offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations; adversely affect the experience of our customers; harm our reputation; cause our customers to stop utilizing our services and product offerings; or divert our resources or delay market acceptance of our services and product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

If our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service, or operational mistakes. Our systems in some areas of the business are still maturing and the company relies on manual processes for certain operations which expose the company to a heightened risk of human error, which could lead to inaccuracies or misstatements. Our business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, operational interruption, workforce disruption, public health emergencies (such as COVID-19) or other catastrophic events. The company maintains an insurance program to protect from various risks that could impact our operations and this may not be sufficient to cover the full financial impact and losses that may result from interruptions to business operations.

We believe that if our customers have a negative experience with our services and product offerings, or if our brand or reputation is negatively affected, customers may be less inclined to continue or resume using our services and product offerings and/or recommend our services and product offerings to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks or breached due to system or employee error, malfeasance, third-party or customer compromise or other disruptions. A breach could compromise our operations and service availability, as well as the confidentiality and integrity of information belonging to Genius Sports, our employees, customers, partners and any other third party who shares information with us. Any such access, disclosure, other corruption, loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of our operations. Our information technology, product offerings and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third party, or the security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider, customer, or business partner. As a result, our information may be lost, disclosed, accessed, or taken without consent. We have experienced attempts to breach our systems and other similar incidents in the past. Further, attacks are becoming increasingly sophisticated and ubiquitous with advances in technological developments, such as AI.

We have also been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including via phishing attacks, installations of malicious software programs, as well as through exploitation of security flaws or vulnerabilities in our systems. We have experienced, and may continue to experience, attempts to gain unauthorized access to customer facing systems due to poor account management practices by customers. To date, these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and networks, and preventing our product offering from being accessed by legitimate users. Despite having incident detection and response capabilities, including a third-party Security Operations Centre ("SOC") monitoring and responding to threats on a constant basis, our internal information security team typically operates during normal UK office hours only. To date, this has not had a material impact on our ability to mitigate potential threats. However, we may experience delays in responding to escalations from our SOC.

As a fast-growing business, we have accumulated a high number of technology products and large volumes of data, primarily through internal development or acquisition of other companies. The large number of products and considerable variance of technologies adopted by these products can create complexities in attaining complete and ongoing visibility of the vulnerabilities and flaws that may be associated with these products. As such, there is a risk that we are exposed to unknown flaws or vulnerabilities which may be exploited, or we unintentionally fail to adequately prioritize and manage them. Further, products and services that have been developed in the past or been acquired may have been developed against security standards that no longer align with current best practices. In some cases, the work required to modernize requires a significant amount of engineering effort and carries risk of disruption to the availability of the product and services to our customers. Consequently, we may instead decide to accept the risk or apply compensating controls to sufficiently mitigate the risk.

We operate a distributed model of responsibility for security, such that teams across our business are responsible for the security of their area; however, they attain support from a dedicated Information Security team which provides expert advice, promotes best practices, policies, and surfaces security risks to relevant stakeholders. Adherence to our internal technical and organizational security standards can vary across teams, particularly in the event of an acquisition of a business that adopts different security practices and standards. The integration and alignment of an acquisition’s security related standards, policies and procedures requires significant time and effort, and in the meantime, may expose us to risk of compromise.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit and store confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to, or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

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

In addition, we have experienced and expect to continue to experience social engineering, phishing, malware and similar attacks, and threats of denial-of-service attacks. To date, we are not aware of any material breach to our business; however, such breaches could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action, and possibly liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. In addition, while we maintain cybersecurity insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with cybersecurity incidents that may occur in the future. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal, contractual and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches and we may need to address problems caused by breaches in the future, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

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

Some licenses for Open Source Software contain requirements that we make available source code for, modifications or derivative works we create, or grant other licenses to our intellectual property, if we use such Open Source Software in certain ways. If we combine our proprietary software with Open Source Software in a certain manner, we could, under certain licenses for Open Source Software, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our proprietary software.

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

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $63.0 million, $85.5 million, and $181.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $1,087.5 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. Our operating expenses may increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

We cannot provide assurance that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also may incur significant additional legal, accounting, and other expenses as a public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

If we are unable to increase our revenues or our costs are higher than expected, our profitability may decline, and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs, occupancy costs and sports rights costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. Further, we expect our fixed costs to increase in future periods, due to inflation, including the cost of data and streaming rights, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, improving our technology infrastructure, research and development, including investments in our research and development team and the development of new features, services and products. Also, we may not generate sufficient revenue to offset our costs, including the cost of maintaining and growing our business and the fixed costs associated with our data licenses and rights. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition amongst sports data providers for data collection rights granted by sports organizations could lead to an increase in the cost of those properties, which we may be unable to pass on to our customers. Such competition may also mean we lose access to data on certain events if a third-party data provider is granted exclusivity over data on that event. If costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced, and our results of operations and financial position will be adversely affected.

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

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel, and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which could be costly and/or dilutive based on ongoing market conditions. In January 2025, we completed an offering of 17,647,059 Genius ordinary shares resulting in net proceeds of $144.0 million. We may undertake additional equity offerings in the future. We are party to the Credit Agreement (as defined below) with revolving credit commitments of up to $180.0 million. The Credit Agreement restricts us from engaging in certain activities. Such covenants, which are generally customary and generally reflect market terms, restrict our ability to incur additional indebtedness, create and incur liens, pay dividends and distributions, or purchase, redeem, decrease, or otherwise acquire or retire for value, our capital stock, to make certain payment to our subsidiaries, among other things. Even if the Credit Agreement is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, operating performance, markets conditions, potential credit ratings, and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

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
•
changes to economic and anti-money laundering, sanctions, laws, and regulations;
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

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, business, financial condition, and results of operations may be materially affected.

We have expanded our presence in a number of major regions and any future actions or escalations that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business. In particular, we may have access to fewer business opportunities and our operations in that region may be negatively impacted.

As a result of the international scope of our operations and our corporate and financing structure, we are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, changes in or to the interpretation of the tax laws or tax treaties of the countries in which we operate may adversely affect the manner in which we have structured our business operations and legal entity structure to efficiently realize income or capital gains and mitigate withholding taxes and may also subject us to tax and return filing obligations in such countries that do not currently apply to us. Such changes may increase our tax burden and/or may cause us to incur additional costs and expenses in compliance with such changes. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes, the reallocation of income or other consequences that could have a material adverse effect on our business, financial condition, and results of operations.

Also, various government bodies or officials may propose and/or adopt changes in gaming or gambling tax rates, tax laws, or in administration, interpretation or enforcement of such laws, affecting the sports betting industry, us and our customers. For instance, certain US jurisdictions have proposed or effected gaming tax rate increases in recent years.

In addition, the US Congress, the UK Government, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. Also, within the EU, the European Council Directive 2016/1164 (Anti-Tax Avoidance Directive (“ATAD”)) and Directive 2017/952 (“ATAD II”) required EU member states to transpose certain measures affecting multinational corporations into national legislation by December 31, 2019. Further, the introduction of a digital services tax, such as the UK digital services tax introduced with effect from April 1, 2020, may increase our tax burden and could adversely affect our business, financial condition, and results of operations. Finally, the international scope of our business operations subjects us to multiple overlapping tax regimes that can make it difficult to determine what our obligations are in particular situations.

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

Risks Related to Genius Ordinary Shares

The market price of Genius' securities may decline, and you may not be able to resell Genius’ securities at or above the price at which you purchased them.

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

The market price of Genius ordinary shares has declined since their listing date. The market value of Genius ordinary shares in the future may vary significantly from the date of this Report or the time you purchased them. The trading market for Genius ordinary shares may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us, or provide favorable coverage. If one or more analysts downgrade our ordinary shares, or change their opinion of our ordinary shares, our share price may decline. In addition, if one or more analysts cease coverage or fail to regularly publish reports on us, our share price or trading volume may decline.

The trading price of Genius ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Genius’ control. Any of the factors listed below could have a material adverse effect on your investment in Genius ordinary shares, and Genius ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Genius ordinary shares may not recover and may experience a further decline.

Factors affecting the trading price of Genius ordinary shares may include:

•
actual or anticipated fluctuations in Genius’ quarterly financial results or the quarterly financial results of companies perceived to be similar to Genius;
•
changes in the market’s expectations about Genius’ operating results;
•
changes in the market’s valuation multiple ascribed to Genius and its industry;
•
Genius’ high beta as a growth, technology, and gaming business, which increases its sensitivity to fluctuations in market risk sentiment;
•
block trades, dark pools, and other non-publicly traded exchanges;
•
success of competitors;
•
Genius’ operating results failing to meet the expectation of securities analysts or investors in a particular period;
•
changes in financial estimates and recommendations by securities analysts concerning Genius or the industries in which Genius operates in general;
•
operating and share price performance of other companies that investors deem comparable to Genius;
•
Genius’ ability to market new and enhanced products on a timely basis;
•
changes in laws and regulations affecting Genius’ business;
•
concerns over customers' business or the wider consumer market for sportsbooks;
•
commencement of, or involvement in, litigation involving Genius;
•
changes in Genius’ capital structure, such as future issuances of securities (including, but not limited to, pursuant to stock option plans and other equity compensation arrangements available to officers, directors or employees, or other equity issuance transactions for which Genius, as a foreign private issuer, is not required by the NYSE corporate governance listing standards to seek shareholder approval) or the incurrence of additional debt;
•
changes in significant shareholding;
•
the volume of Genius ordinary shares available for public sale;
•
any major change in Genius’ management or Genius' Board;
•
social, environmental or governance factors relating to our relationship to sportsbooks or otherwise;

•
sales of substantial amounts of Genius ordinary shares by Genius’ directors, executive officers or significant shareholders or the perception that such sales could occur; and
•
general economic and political conditions such as recessions, interest rates, fuel prices, inflation, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Genius ordinary shares irrespective of Genius’ operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of its constituent companies. The trading prices and valuations of these stocks, and of Genius ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Genius could depress its share price, regardless of its business, prospects, financial conditions, or results of operations. A decline in the market price of Genius ordinary shares could also adversely affect Genius’ ability to issue additional securities and its ability to obtain additional financing in the future.

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

Genius is a limited company incorporated under the laws of Guernsey. As a result, it may be difficult for investors to effect service of process within the US upon Genius’ directors or officers, or enforce judgments obtained in the US courts against Genius’ directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the US courts of civil liabilities predicated solely upon the laws of the US, including federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Genius Board or controlling shareholders than they would as public shareholders of a corporation incorporated in the US.

It may be difficult to enforce a US judgment against Genius or its directors and officers outside the US, or to assert US securities law claims outside of the US.

The majority of Genius directors and executive officers are not residents of the US, and the majority of Genius’ assets and the assets of these persons are located outside the US. As a result, it may be difficult or may be impossible for investors to effect service of process upon Genius within the US or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the US. Additionally, it is difficult to assert US securities law claims in actions originally instituted outside of the US. Foreign courts may refuse to hear a US securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not US law, is applicable to the claim. Further, if US law is found to be applicable, the content of applicable US law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

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

We are a company incorporated in Guernsey, and our ordinary shares are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Guernsey, which is our home country, differ, and in some cases significantly differ, from the NYSE corporate governance listing standards.

Among others, we are not required to:

•
have a majority of the members of our board of directors who are independent;
•
hold regular meetings of our non-executive directors without the executive directors;
•
have a nominating and/or corporate governance committee composed of entirely independent directors;
•
have a remuneration/compensation committee composed of entirely independent directors;
•
adopt a code of business conduct and ethics;
•
seek shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto;
•
seek shareholder approval of certain equity issuances, including, but not limited to, the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party;
•
comply with certain rules and regulations under the Exchange Act and the NYSE including the proxy rules that apply to domestic issuers;
•
have an audit committee or another independent body of the Genius Board conduct a reasonable prior review and oversight of certain related party transactions that foreign private issuers are not required to disclose;
•
disclose specifics relating to employee compensation or human capital management; and
•
provide notice to shareholders if the date of the annual meeting is changed by more than 30 calendar days from the date of the previous years’ meeting as required by Schedule 14N of the Exchange Act.

We currently follow and intend to continue to follow some of the NYSE corporate governance requirements from which foreign private issuers are exempt. For example, we have adopted a Code of Conduct, and our Board and Board Committees regularly meet without our executive directors. We may in the future, however, decide to use foreign private issuer exemptions with respect to some or all of such NYSE corporate governance requirements. Also, we currently utilize and intend to continue to utilize exemptions from many of the NYSE corporate governance requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE corporate governance requirements applicable to domestic issuers.

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

Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that the Genius Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Genius Board only by successfully engaging in a proxy contest at two or more annual general meetings. Genius may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. Genius has previously utilized this right to issue additional shares for acquisitions and to raise capital without requiring a shareholder vote and may do so again in the future. The ability for Genius to issue additional shares could render hostile takeovers more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Genius ordinary shares.

If a US Holder is treated as owning at least 10% of Genius ordinary shares, such US Holder may be subject to adverse US federal income tax consequences.

If a US Holder (as defined below) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Genius ordinary shares, such US Holder may be treated as a “United States shareholder” with respect to Genius, or to any of its subsidiaries, if Genius or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the US Tax Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their US taxable income, as ordinary income, their pro rata share of “Subpart F income”, “global intangible low-taxed income” and certain investments in US property by such controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences and may extend the statute of limitations with respect to the United States shareholder’s US federal income tax return for the year for which such reporting was due. Genius cannot provide any assurances that it will assist investors in determining whether Genius or any of its non-US subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Genius also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. US investors are urged to consult their own advisors regarding the potential application of these rules to their investments in Genius. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, Genius ordinary shares.

Shareholders owning at least 5% of Genius ordinary shares may be subject to regulatory obligations.

As a service provider to the gambling industry, Genius is required, in certain jurisdictions, to obtain licenses to provide its products and services. In each jurisdiction where licenses are held, Genius is subject to continuing reporting obligations. Under Genius’ reporting obligations each relevant regulatory authority is provided with information on our shareholders owning at least 5% of Genius ordinary shares as reported to the SEC. Certain relevant regulatory authorities may require these investors to obtain suitability approval as a result of the ownerships interests in Genius. If an investor fails to comply with the requirements, the relevant regulatory authority could restrict, condition, suspend or revoke Genius’ license in that jurisdiction, which could have a material adverse effect on our business, financial condition, or results of operations.

If Genius or any of its subsidiaries is characterized as a passive foreign investment company for US federal income tax purposes, US Holders may suffer adverse tax consequences.

If Genius or any of its subsidiaries is or becomes a passive foreign investment company, (a "PFIC"), within the meaning of Section 1297 of the US Tax Code for any taxable year (or portion thereof) during which a US Holder (as defined in Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations”) holds Genius ordinary shares certain adverse US federal income tax consequences may apply to such US Holder and such US Holder might be subject to additional reporting requirements.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for US federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of 2024 or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a US Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2024 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations — US Federal Income Taxation of US Holders — Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius' potential PFIC status. US Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to US Holders of the Genius ordinary shares.

Future resales of Genius ordinary shares may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-Listing holders, NFL Enterprises and a number of accredited and institutional investors (the "PIPE Investors") have been granted certain rights, pursuant to the Amended and Restated Investor Rights Agreement and Subscription Agreements, respectively, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. We have filed a registration statement on Form F-1 to register such ordinary shares for resale, which was declared effective on June 1, 2021. Further, certain holders who have been issued Genius ordinary shares in connection with our acquisition of FanHub and Second Spectrum have certain registration rights.

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

Genius has, within the past year, issued additional ordinary shares and other equity securities in connection with mergers, acquisitions and employee and director equity plans. Genius may do so again in the future and intends to consider the issuance of shares for an employee and director equity plan on an annual basis. Genius may also issue additional ordinary shares in connection with, among other things, future capital raising and transactions and future acquisitions, or pursuant to agreements in connection with past acquisitions, without your approval in many circumstances.

Genius’ issuance of additional Genius ordinary shares or other equity securities would have the following effects:

•
Genius’ existing shareholders’ proportionate ownership interest in Genius may decrease;
•
the amount of cash available per share, including for payment of dividends in the future, may decrease;
•
the relative voting strength of each previously outstanding Genius ordinary share may be diminished; and
•
the market price of Genius ordinary shares may decline.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are US residents and if any of the following occurs: (a) a majority of our directors or executive officers are US citizens or residents, (b) more than 50% of our assets are located in the US or (c) our business is administered principally in the US. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional time and costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers and may still be responsible for maintaining home country governance requirements in addition to domestic governance requirements.

Genius is subject to costs and responsibilities for mandatory corporate governance, stakeholder engagement, UK Section 172 CA 2006 and climate-related reporting in accordance with its UK operations. Compliance with these obligations creates the need for additional public disclosures and governance compliance requirements. These additional compliance requirements are unlikely to be released should we lose our foreign private issuer status as they are triggered by our operational footprint in the UK. Therefore, there is a risk that compliance requirements and costs in the UK and Guernsey will remain in place even if Genius was to lose its foreign private issuer status and this could negatively affect our operations or financial results. Additionally, the added disclosures may cause our business to face increased scrutiny related to these activities which would not otherwise be disclosed by a domestic issuer, including from the investment community, which could adversely affect our brand or reputation.

Genius’ operations and its corporate structure currently subject many of its subsidiaries to compliance with certain UK corporate governance, corporate compliance, and corporate reporting requirements. Individual UK compliance and reporting obligations are frequently reviewed and amended by the UK government and may result in Genius being subject to varying or additional compliance and reporting obligations or require additional disclosures in relation to entities operating both in the UK and those operating or incorporated elsewhere. Should any corporate compliance, disclosure or reporting obligations be expanded, Genius may incur costs to comply with these obligations for many of their entities within their group companies, including those outside of the UK.

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

The UK Takeover Code provides a framework within which takeovers of companies subject to it are conducted. If, at the time of a takeover offer, the UK Takeover Code applies to Genius, this would result in certain restrictions and obligations applying, including but not limited to the following: (i) Genius’ ability to enter into deal protection arrangements in favor of a bidder would be extremely limited; (ii) Genius might not be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) all due diligence information given to one bidder or potential bidders would be required to be provided to all other bidders or bona fide potential bidders (even if less welcome). In addition, the UK Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

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

If Genius is not subject to the UK Takeover Code, shareholders would not be afforded the protections provided by the UK Takeover Code. If, however, Genius is later deemed to be subject to the UK Takeover Code, the Company may incur significant costs in relation to complying with the UK Takeover Code should a shareholder, or group of shareholders acting in concert, seek to acquire a significant portion of Genius’ shares.

A material weakness could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Additionally, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting and our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting. To comply with these requirements, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

While we have processes to identify and appropriately apply applicable accounting requirements, we plan to continue enhancing these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. However, our efforts may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline. Any failure to maintain such internal controls could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations.

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

Certain US states impose restrictions on non-competes and other US states have proposed similar restrictions. If such rules are ultimately implemented at the US federal level or states in which we do business, we may be unable to enter into or enforce non-compete agreements with our employees or employees of companies that we acquire, except in limited circumstances. This could result in employees working for our competitors, which could make it more difficult to protect our trade secrets and other intellectual property and could harm our business and results of operations.

We may not be able to achieve any specific target or make progress in other environmental, social, and governance ("ESG") initiatives.

Genius engages in ESG initiatives, some of which have been disclosed in the past. Genius formalized its ESG program in 2022 and has, and may continue to consider relevant ESG issues. Any estimates concerning the timing and cost of implementing our goals are subject to risks and uncertainties, and there can be no assurances that our commitments will be achieved. Furthermore, where reporting on such ESG matters does not require standardized reporting or external auditing, any reporting of achievements may be subject to variables in calculation methodology. Additionally, the manner and frequency in which the Company reports on ESG matters may be informed by relevant frameworks, such as the Taskforce on Climate-Related Financial Disclosures, or may be provided without reference to any particular framework or benchmark. Reporting in one year does not ensure continued reporting on the same metric or promote a guarantee of continued topical reporting in future periods or years.

We are also required, by local law in various operational jurisdictions, to report publicly on compliance with certain ESG regulations. For example we may be required to publicly disclose our compliance or publicly report in relation to various local regulations such as the Equality Act 2010 (UK) (Gender Pay Gap Information), the Workplace Relations Act 1996 (Aus), Section 172 of the Companies Act 2006 (UK) (as stated above), the Modern Slavery Act 2015 (UK), the Task Force on Climate-Related Financial Disclosures, and other similar ESG disclosures as required currently or may be required in the future, by local law in the jurisdictions in which we operate. Furthermore, we may also elect, or have elected, to share publicly our corporate ESG initiatives, policies, targets, activities, programs and other related information voluntarily by posting on our website, social media or other communications channels.

This reporting, whether voluntary or involuntary, may cause our business to face increased scrutiny related to these activities, or receive scrutiny for a lack of activities on ESG initiatives, including from the investment community, and our failure to make progress in these areas on a timely basis, or at all, could adversely affect our brand and reputation. Although we expect that our consideration of relevant ESG issues will improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

Effective December 31, 2024, we became a large accelerated filer, which may increase our costs and demands on management.

Based on our public float as of June 28, 2024, we became a “large accelerated filer” and lost “emerging growth company” status on December 31, 2024. Due to this transition, we are devoting significant time and efforts to implement and comply with the additional standards, rules and regulations that will apply to us upon becoming a large accelerated filer and losing our emerging growth company status, diverting such time from the day-to-day conduct of our business operations. Compliance with the additional requirements of being a large accelerated filer may also increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

•
compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; and
•
compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to a large accelerated filer, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our ordinary shares.

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

The terms of future indebtedness or share issuances may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered address in Guernsey is Redwood House, St. Julian's Avenue, St. Peter Port, Guernsey, GY1 1WA. The address of the principal executive office of the Company is Genius Sports Group, 1st Floor, 27 Soho Square, London, England, W1D 3QR, and the telephone number of the Company is +44 (0) 20 7851 4060. The name and address of our US agent is Puglisi & Associates, 850 Library Avenue #204 Newark, Delaware 19711 and the telephone number of Puglisi & Associates is +1 (302) 738-6680.

Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are described in Item 10 of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Genius ordinary shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as US public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.geniussports.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Genius offers proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NFL, National Basketball Association (the "NBA"), English Premier League (the "EPL"), and National Collegiate Athletic Association (the "NCAA"). FanHub and Spirable provide Genius with additional capabilities that complement Genius’ Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

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

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, the Company creates engaging and immersive fan experiences, performance analysis tools, and officiating solutions, while simultaneously providing sports leagues with reliable and sustainable revenue streams.

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 650 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

•
Sports Leagues: Genius provides the technology infrastructure for the collection, integration and distribution of live data that is essential both to running a league’s operations and growing their profile and revenue streams. Genius also works alongside leagues to protect the integrity of their competitions from the threat of match-fixing through global bet monitoring technology, online and offline education services, and consultancy services including integrity audits and investigations.
•
Sportsbooks: Genius’ technology, content and services allow sportsbook operators to outsource selected core, but resource-heavy, functions necessary to run their business. This includes the collection of live sports data, oddsmaking, risk management and player marketing, as well as BetVision, an integrated watch-and-bet sportsbook experience contained within a single screen.
•
Sports Content Owners: Genius partners with leagues, broadcasters, and other content owners to supply alternative broadcast feeds, integrating optical tracking data and graphic overlays in real-time to augment live footage with statistical insights and visual content such as shot probabilities, running speeds and more.
•
Brands: Genius engages with a range of brands and agencies both from the gaming and non-gaming sectors to provide a range of online marketing and fan engagement tools that drive customer acquisition and retention.

What Genius Does

Genius is a sports innovation company that enables consumer-facing businesses such as sports leagues, sportsbook operators, brands and media companies to engage with their customers. The scope of Genius’ technology bridges the entire sports data journey, from intuitive applications and computer vision systems that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that help Genius’ customers create engaging experiences for the ultimate end-user, who are primarily sports fans.

When it comes to sports wagering, the collection of high-quality, live sports data has become indispensable for sportsbooks as in-game betting has continued to grow rapidly across the world. In mature markets such as the UK, major sportsbooks have historically reported that in-game betting currently represents the majority of Gross Gaming Revenue (“GGR”), which represents the difference between the amount of money players wager and the amount that they win, making it a critical offering for all sportsbooks. In-game betting typically increases in popularity as markets mature, and it is expected that the US will follow suit and that in-game generated revenues will be the majority of GGR.

Genius’ live data services, alongside other value-add solutions, are deeply integrated into nearly all regulated sportsbook operators, comprising over 650 sportsbook brands worldwide. None of these sportsbooks currently take Genius’ entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, Flutter (including FanDuel), Entain and Fanatics, as well as leading B2B gaming technology platform providers such as OpenBet and Kambi.

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 300,000 events, and over 145,000 events under official data and/or streaming rights agreements (of which approximately 115,000 are exclusive). This includes official data and trading for leagues such as the EPL and the NFL, as well as many other competitions that are popular with bettors globally. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,500 highly trained statisticians across over 140 countries who work on the ground, pitch-side and courtside, to capture data in real-time using Genius software.

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

In the fan engagement space, Genius provides a wide range of technology and services to both betting and non-betting businesses. The Company provides data-driven digital marketing services to a range of advertisers wanting to target sports audiences, helping them optimize brand awareness, and customer acquisition and retention campaigns. Genius’ ability to combine multiple data sets, including real-time statistics, betting odds, behavioral data and engagement data, to enhance its digital marketing solutions further deepens its relationships with its customer base.

Genius harnesses its AI-powered optical tracking technology to augment sports broadcasts in real-time, providing rightsholders and broadcasters the ability to engage fans with new viewing experiences. This includes enhanced broadcasts featuring real-time visual insights, as well as fully alternative broadcasts, creating a parallel broadcast aimed at specific cohorts of sports fans. These unique broadcast experiences empower leagues to offer greater levels of fan engagement, while simultaneously unlocking new potential revenue streams through sponsor activation. The Company also provides sportsbooks, leagues, teams and brands with digital engagement tools, primarily in the form of gamification, to help capture monetizable audience data, activate sponsorships and strengthen long-term engagement.

For sports teams and leagues, Genius' AI-powered optical tracking technology and advanced machine learning capabilities enable a whole variety of solutions designed to improve performance on and off the pitch or court. A precise, real-time understanding of gameplay gives coaches and analysts access to an enormously rich data set and detailed video analysis, while also powering automated officiating solutions.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $270 million in building out its full suite of proprietary technology and software solutions.

In 2021, following the Listing, Genius made acquisitions totaling more than $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum was an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NFL, NBA, EPL, and NCAA. FanHub and Spirable provided Genius with additional capabilities that complement Genius’ sports advertising and fan engagement capabilities. FanHub was a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable was an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale. All three acquired businesses have been fully integrated into Genius.

Genius is the Global Leader in Official Data Rights

Official data as it pertains to sports betting is the feed of live statistics that is sanctioned by sports rights holders, typically sports leagues and federations, and used to create betting markets, update odds in real-time, and settle bets accurately and timely. The Company believes that as the global sports betting industry, especially in-game betting, is expected to grow, the reliance on high-quality data is similarly expected to increase over time. Further, the Company believes that the continued adoption of official data by the market means that Genius’ technology and relationships will be critical to capturing and capitalizing on this trend.

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

Genius’ existing portfolio of official data includes some of the most valuable sports rights, including to the NFL, EPL, NCAA, and FIBA. Genius continues to identify and strategically acquire additional sports rights that are expected to generate a positive return and create value for Genius’ shareholders.

Genius classifies sports and the associated rights as Tiers 1 through 4. Sports rights classified as Tier 1 are those from leagues with global name recognition, typically acquired through a wide-scale strategic partnership spanning multiple touch points of Genius' products and technology. Tier 1 rights will frequently have rights fees associated with them as well. Sports rights that are not classified as Tier 1 are typically from regional leagues. These non-Tier 1 rights are typically acquired by Genius through a "contra" model in which Genius secures long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and occasionally de minimis cash fees). This allows the Company to develop mutually beneficial partnerships with leagues globally and integrate Genius’ technology and services into each league’s operations. It is notable that while non-Tier 1 sports are typically smaller leagues that are less popular at a global level, they are very popular in their local countries or regions and often have large, dedicated fan bases.

Taking this dual approach to Tier 1 and non-Tier 1 rights respectively is unique and beneficial for several reasons. The low cost contra strategy in the non-Tier 1 sports helps mitigate the risk of rights inflation for this content while also helping to lock in sports with strong future potential value into long-term deals. The Company believes that these tiers facilitate the vital content a sportsbook needs to be competitive at all times. Furthermore, this approach gives Genius the fiscal flexibility to be competitive for Tier 1 rights when it believes they will be strategically accretive to its portfolio.

The Company started its expansion into the provision of audio visual (“A/V”) rights and services in the second half of 2019. This includes providing sports leagues with proprietary AI-powered A/V production services to capture live game streams with minimal human intervention. These streams, which can be integrated via the BetVision Platform and overlaid with enhanced augmented functionality, are a valuable addition to Genius’ portfolio of sports betting services as a complimentary offering to in-game data and odds services. The Company has over 50,000 streaming rights under official rights.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $99 billion in 2024 to $148 billion by 2029. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the US. As of year-end 2024, 40 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 39 states have launched active sports betting industries with 31 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the US sports betting market will generate an estimated $28 billion in GGR in 2029, up from an estimated $15 billion in 2024. Genius is permitted to supply its services in 34 states, provinces and territories in North America and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $51 billion in GGR in 2029 up from an estimated $35 billion in 2024.

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

Genius’ wide-ranging, well-embedded role across the sports betting industry means that the Company generates revenue regardless of which operators take market share within any given jurisdiction. Genius’ revenue share model also gives it upside exposure as its customers' grow and expand. Sports betting helps leagues create exciting and memorable moments for their fans. In-game sports betting is an engaging type of sports betting experience and adds another layer of connection for fans as they watch the action unfold in real time. As sports betting markets mature, in-game betting typically increases in popularity and eventually represents the majority of both bets placed and GGR.

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

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with approximately 2,300 staff and access to a network of more than 7,500 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

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

To gain access to Genius’ sports betting services, such as live sports data feeds or outsourced oddsmaking, sportsbooks must integrate their back-office systems with Genius’ proprietary technology. This technology and the managed services provided by Genius drives the sportsbook’s consumer facing offering – from the events they offer on their site to the odds on those events. This makes Genius’ technology a core and critical part of every customer’s operation on a day-to-day basis.

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
•
Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sports rights holders and has historically experienced low churn, as evidenced by recent deal extensions with Football DataCo in 2024 and NFL in 2023. Our sportsbook contracts, which vary in term-length between two to five years are typically structured with guaranteed minimum payments throughout the life of the term, allowing for good earnings visibility, and with upside levers and revenue share components that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, utilization of more events, and growth of in-play betting. Approximately 60% of Genius’ revenue is from recurring revenue related to contractual minimum guarantees.
•
Improved operating margins from scaled cost structure with high operating leverage: Genius benefits from significant economies of scale driven by its highly scalable technology and software architecture. Approximately 70% of the Company’s operating expenses, such as data production, trading and hosting costs, are expected to grow slower than revenues.
•
World-class management team with depth of experience and track record of success: Genius is led by a highly experienced management team with a strong track record of success. The executive team has extensive experience in the global sports, betting and iGaming sectors. Management has successfully led the business to capture meaningful growth as the regulatory landscape matured in Europe over the past decade and is well positioned to capitalize on developing markets around the globe including the US and Latin America. Genius co-Founder and CEO Mark Locke is recognized as a global expert on sports technology, integrity and sports betting.

The Genius Company Culture

The Company's purpose and values are set by our Board and are periodically reviewed by our Nominating and Corporate Governance Committee. In accordance with the principles of home country governance, we take the view that our purpose, values and strategy should be aligned and form the basis of our company culture. Accordingly, Genius’ culture is fair, ethical and performance oriented. The Company operates a clear ‘Game Plan’ and Code of Conduct setting out the company vision and values that all staff are expected to uphold. It also sets out the Company’s ‘business priorities,’ in the form of a simple set of targets for which staff can aim. These initiatives encapsulate Genius’ values as an organization, encouraging staff to operate as “One Team, Being Brave, Driving Change”.

The Company believes these initiatives are key to fostering a culture that values performance with integrity, with everyone having the chance to make their mark, and where every contribution counts.

The Company’s success is highly dependent on human capital and a strong leadership team. Genius aims to attract, retain and develop a diverse staff with the skills, experience and potential necessary to implement its growth strategy. As part of this, emphasis is placed on the development of a ready pipeline of ‘home-grown’ management talent, supplemented, as necessary, by external hires with appropriate experience and expertise.

Genius regularly engages with staff on issues relating to its values and/or affecting the business generally through a combination of group-wide and function-specific ‘town hall’ sessions, engagement with corporate responsibility initiatives, and through other engagement platforms. Regular surveys indicate healthy staff engagement and identification with the business and highlight opportunities for further growth and development. The results of these surveys are shared with our Genius Board's Audit Committee from time-to-time.

The Company reviews and refreshes its various policies on an annual basis. The Company’s policies, procedures and training underpin a culture of integrity and ethical behavior.

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

Genius’ levers for growth can be summarized as:

1.
Capitalizing on the continued growth of global sports betting and achieving a fair value for live official data;
2.
Development of new technology and services for sports, sportsbooks, advertisers and broadcasters;
3.
Accelerating the growth of sports advertising and fan engagement solutions;
4.
Developing high-ROI strategic partnerships around sports data and video rights; and
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
•
Expand Genius’ presence and acquire new customers in growth markets such as the US, Canada and Latin America. Genius’ strong partnerships with sports leagues, data-driven marketing products and existing relationships with B2B sports betting platform providers give the Company a major competitive advantage in high-growth jurisdictions, including the US, Canada and Latin America. Genius is a preferred data and odds supplier to a majority of significant sportsbooks in the UK and this has translated well into new markets.
•
Increase share of wallet via product upsell. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and commercialized its in-game watching and bet product, BetVision in 2023, which is live with FanDuel, DraftKings, bet365, Fanatics and more in the US alone. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of each customer’s wallet.
•
A forward-looking licensing strategy: Genius Sports holds 50 licenses, or equivalent, in North America across states, provinces, territories and tribes, and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in other countries potentially liberalizing sports betting in the near future, such as Finland, Thailand and New Zealand. Genius will further benefit from GGR growth without incremental costs as new states legalize sports betting in the US and other growth markets such as Canada begin to liberalize. Each new market provides expanded distribution potential for sports and content that Genius is already covering.
•
Benefit from growth of in-play betting globally: Genius’ commercial model in new markets, such as the US, positions the business to benefit from the growth of in-play betting, with higher revenue share derived from those bets vs. pre-match bets. As younger markets mature, we believe in-play betting will grow to become the majority of sportsbook revenue. We believe new products Genius have developed, such as BetVision, will accelerate the growth of in-play betting.

Development of new technology and services for sports and broadcasters

•
Commercializing optical tracking and next generation sports broadcast experiences. In 2021, Genius acquired Second Spectrum, an optical tracking solution that uses computer vision, machine learning, and AI technology to generate performance data, analytics, insights, and visualization solutions for sports and broadcasters. Since its acquisition, we have successfully deployed and sold this technology to broadcasters across the NFL, NBA, EPL, and NCAA ecosystems, and we expect further expansion of product and customers in the future. Equally, we have deployed optical tracking solutions to build products for the sports betting space, inclusive of the recent launch of BetVision in 2023.
•
Continued development in the breadth of Genius’ sports facing technology and services. The Company expects to expand the number of sports leagues it works with, as well as the number of products it offers to existing and new customers. This is an enabler to further build long-term relationships with sports leagues.

Accelerating growth of sports advertising and fan engagement solutions

•
Capturing a larger share of the fan engagement market. Genius helps brands and sports reach, engage and monetize sports fans through a range of media and content solutions built specifically for the sports sector. Through its Broadcast Augmentation solution, Genius is already partnering with a number of major broadcasters and content owners to enhance live broadcasts, deliver alternative broadcasts and create new broadcast inventory to activate sponsors. We expect the trend towards alternative broadcasts to increase in the future as content owners seek to differentiate their content and appeal to specific cohorts of fans.
•
Expanding digital advertising business by targeting non-betting brands. Genius' digital media buying solution, established in the betting and iGaming market for over a decade, is increasingly being used by non-betting brands to target and engage sports audiences. Genius’ advertising platform, FanHub, combines a deep understanding of sports fans with access to exclusive sports advertising inventory and dynamic media buying across social and programmatic channels, including Display, Video, Connected

TV ("CTV"), Audio, and Digital-Out-of-Home ("DOOH"). By offering flexibility between fully managed and self-service models, Genius is expanding its potential customer base into major brands and agencies who often demand self-service capability.

Developing high-ROI strategic partnerships around sports data and video rights

•
Continue to develop strong partnerships with sports leagues worldwide. Genius strategically acquires rights in both high-profile and non-Tier 1 sports worldwide in a way that enhances the Company’s rights portfolio and offering to sportsbooks. In non-Tier 1 sports, Genius will continue to aggressively deploy its “contra” model and acquire long-term agreements in exchange for technology and software solutions.
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

Strategic acquisitions and investments

•
Selectively pursue strategic acquisitions and investments. Genius seeks acquisition and investment opportunities that it believes will provide long-term value to its shareholders and potentially accelerate the Company’s growth, profitability, and cash generation. While a primary area of focus is expected to be on smaller, complimentary technology companies that improve its product and technology offerings, the Company also maintains an active pipeline of larger, more transformational opportunities.

Additionally, Genius may opportunistically seek to make minority investments in sports leagues that benefit from Genius’ full suite of services and broad distribution network.

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

Sports Technology and Services

Genius builds and supplies technology and services that allow sports leagues to analyze and monetize their data and video following its collection. The Company offers a broad range of data capture technologies, ranging from applications designed for manual data input, to fully automated data collection enabled by computer vision.

For manual capture, Genius has trained statisticians globally that are highly skilled in collecting accurate, real-time data during events and matches. The data can then be repackaged and analyzed almost instantaneously and can then be used to help leagues and teams analyze real time statistics, develop coaching tools, and support broadcast partners. It is this same data that Genius also uses to power its Betting Content and Services.

Genius believes that over time, increasing numbers of sports leagues will recognize the benefits of automated data capture as a compliment or replacement for manual input. Through its optical tracking system, Dragon, Genius harnesses computer vision, machine learning, and AI to simultaneously monitor and compute every play within a sports game to capture billions of high-fidelity data points in real-time. Genius' data and AI platform, GeniusIQ, also enables the creation of "mesh" tracking data. Mesh tracking data captures highly detailed data points for the entire surface areas of every player and ball. This facilitates the creation of ultra-rich 3D environments which in turn powers advanced performance analysis tools for sports teams and automated officiating technology for leagues.

Genius' suite of performance analysis tools are used by every NBA team and the majority of EPL teams. This software automatically synchronizes event data, tracking data and multi-angle video to give coaches faster, high-dimension video analysis and more efficient workflows.

In 2024, the Company's GeniusIQ-powered Semi-Automated Offside Technology ("SAOT") was selected by the EPL as its chosen technology provider for officiating offside decisions. The system is built on the key principles of speed and precision to minimize breaks in the game and deliver accuracy for a better fan experience. The technology is also available for soccer leagues globally.

For broadcasters, data derived from our optical tracking technology enables the real-time creation of alternative feeds, featuring statistical content and graphic overlays. This not only enables new levels of live analysis but also creates new forms of engagement for the next generation of fans, which leads to more personalized activation opportunities for sponsors and commercial partners. A recent example is the "Madden NFL Cast", a collaboration between NBC Sports, Peacock, the NFL, EA SPORTS, and Genius, to create an immersive, data-powered live football experience using Madden NFL’s unique brand elements as animated overlays.

Another recent example is a collaboration with NBA 2K and TNT Sports to create an immersive NBA 2K25 DataCast viewing experience on truTV and Max. This alternative telecast was made available during all of TNT Sports’ 2024 Emirates NBA Cup Quarterfinals and Semifinal live game coverage, blending visuals from the NBA 2K video game into the real NBA experience.

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

Genius also provides end-to-end Integrity Services to sports leagues and is the trusted integrity partner for over 140 sports leagues worldwide.

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

Betting Technology, Content and Services

Genius supplies the technology, content and services that powers global sportsbooks. Sportsbooks can outsource as much or as little of these capabilities as necessary depending on their requirements. Genius’ offering includes:

•
Live sports data: Fast and reliable feeds of live match data, the majority of which are delivered direct from stadiums around the world in under a second using Genius technology. These real-time data points allow sportsbooks to create odds for in-game betting markets on over 300,000 events per year.
•
Pre-game and in-game odds feeds: A combination of automated oddsmaking powered by unique mathematic algorithms, a specialist trading team of over 250 people, and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating events, setting odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.
•
BetVision: Genius has also launched a first-of-its-kind immersive live streaming solution in partnership with the NFL called BetVision (pictured below), an interactive single-screen live streaming product that includes an integrated bet slip, real-time team and player statistics, and personalized, augmented viewing modes.
•
Risk management services: Genius offers real-time management of all sportsbook liabilities, including customer profiling, monitoring of incoming bets, automated acceptance and rejection of bets, and limit setting. Risk management is a vital part of a sportsbook’s operation because it protects its profitability.
•
Live streaming: Thousands of official live streams, which are acquired via Genius’ official partnerships with Tier 2 through 4 sports leagues, many of which are captured at courtside and pitch-side around the world using Genius technology. This service is designed to boost betting appeal and drive sportsbook handle at off-peak times, in a cost-efficient manner when compared to Tier 1 streaming content.

These services are provided to sportsbooks under long-term contracts. In each of these contracts the sportsbook makes a commitment to Genius regarding what services and/or what sports events they will use Genius’ products and services for. The business model is either revenue share, where Genius receives a share of customer net gaming revenue or GGR, or a usage-based license fee model.

Media Technology, Content and Services

Genius builds and supplies technology that helps brands reach, engage and monetize sports fans in a highly cost-effective manner. These partners include sportsbooks, online and brick and mortar gaming operators, sports leagues and other non-gaming brands that target sports fans. The combination of sports audience data, and the tools for brands to grow their own database of fans, along with engaging campaign creative and content, help marketing teams effectively and efficiently target sports audiences.

Through its proprietary advertising platform, FanHub, Genius provides services such as the creation, delivery and optimization of digital marketing campaigns, including data-driven personalized ad creative and programmatic media buying. Offered as a fully-managed or self-service solution, FanHub is an advertising solution built specifically with sports audiences in mind. Through the platform, marketing teams can access exclusive audiences of sports fans and premium digital sports inventory in order to accurately and efficiently target fans. The platform's omni-channel media buying capability executes campaigns across social and programmatic channels, including Display, Video, CTV, Audio, and DOOH. FanHub also offers a full dynamic creative optimization product that integrates play-by-play data and fan preferences for real-time campaign relevance and personalization.

For brands and media, Genius also offers a range of digital content and gamification solutions. A range of free-to-play games, quizzes and polls help these customers engage sports fans while simultaneously capturing valuable audience data, which in turns enables more personalized marketing strategies. Genius develops fan engagement widgets for digital publishers, featuring live game statistics and betting-related content that drive traffic to sportsbooks. This helps unlock alternative revenue streams for digital content developers and sports betting affiliate programs.

Awards

Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards.

In 2022, Genius, through its Second Spectrum division, was awarded the George Wensel Technical Achievement Award at the 43rd annual Sports Emmys for its work creating CBS RomoVision. CBS RomoVision, championed by leading NFL analyst Tony Romo, combines live tracking data and video to visualize and analyze key moments of a TV football game.

In 2023, Genius won various awards for its sports betting solutions, including Sports Betting Supplier of the Year at the EGR North America Awards, Best Live Betting Product at the SBC Awards, and Acquisition & Retention Partner of the Year at the SBC Latin America Awards. Genius was also named Data Service Provider of the Year at the American Gambling Awards. In sports, Genius’ NCAA LiveStats solution was named Best Technology for College Sports at the annual Sports Technology Awards and Best Integration at the sports integrity-focused Clue Awards. Genius also won a Sports Emmy in the Interactive Experience category, alongside an NBA Award for NBA Team Innovation of the Year.

In 2024 Genius won Best Use of Technology at the Hashtag Sports Awards for its work powering data-driven broadcasts. In the sports betting sector Genius won a number of EGR Awards including Sports Data Supplier, Live Streaming Supplier, Acquisition & Retention Partner and Freeplay Gaming Supplier of the Year. It also won an SBC's Industry Innovation of the Year for BetVision.

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

Genius has relationships with over 650 sportsbook brand customers, including:

•
Global sportsbooks such as: FanDuel, Betfair, Paddy Power, Sisal, Sportsbet, and Sky Bet (all Flutter); BetMGM, Ladbrokes, Coral, Bwin, and SuperSport (all Entain); DraftKings, Fanatics, Bet365, 888/William Hill (both Evoke), Betsson, Betway; and
•
Leading B2B platform providers such as OpenBet, Playtech, Altenar, Pragmatic Play, and Kambi.

Genius has over 400 sports league partners, including:

•
Globally recognized leagues such as the NFL, EPL, NBA, NCAA, FIBA, FIFA, the Professional Golfers' Association of America ("PGA") Tour and Ryder Cup; and
•
Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

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
•
Major global media publishers, such as ESPN, CBS, Premier League Productions, TNT Sports, NBA League Pass, NFL+ and TSN, to which Genius helps drive fan engagement through AI-powered video augmentation; and
•
Sports properties including the NFL and NFL Teams including the LA Rams, and Major League Baseball teams including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans through its fan engagement and digital advertising solutions.

Genius Technology

Innovation is fundamental to the culture at Genius. The Company’s technical teams have a deep understanding of sports, how they interact with fans online, and the data that is critical to driving value through the ecosystem. Sports are fast-paced and dynamic, and technology must keep up. Our teams develop products with the speed, accuracy, scalability, reliability, and flexibility to meet the expectations of passionate and demanding fans.

Teams are allocated responsibility for specific systems and use Agile development methodologies to deliver through an iterative, continuous software delivery life cycle. Teams are also responsible for technically operating the systems that they develop, which involves monitoring and supporting production systems, on-boarding new customers, and scaling systems to meet commercial demand.

Fail-safe data and video capture

Genius’ in-venue data collection systems are designed to continue to function when disconnected from supporting systems, ensuring statisticians can continue to collect undisrupted, rich sports data. When disconnected from the internet, these systems will continue to support officials, teams, scoreboards, and broadcasters in the venue. While connected, data is synchronized with Genius’ data distribution network, ensuring low latency, accurate, reliable delivery of play-by-play data. The unique sport-specific user interface workflows ensure the most time-critical data is delivered at the earliest opportunity while still allowing the collection of a rich dataset.

Supplementing the data solutions, automated cameras allow sports leagues to produce live streaming content for delivery through the distribution network. Automated monitoring, remote management, and AI-driven production mean minimal interaction is required from sports leagues once the solution has been installed which, alongside Genius’ innovative hardware solutions, reduces production costs. Genius captures live video for broadcast and high fidelity tracking data, suitable for building a semantic understanding of the game. This capability extends to automated officiating use-cases.

Our in-venue data collection and live stream production capabilities are further complemented by Scorebots that physically integrate with scoreboards in thousands of venues worldwide. This integrates core data directly from the officials and delivers it to in-venue consumers and the Genius data distribution network, in real-time.

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

Our proprietary risk and liability management services leverage our sophisticated algorithmic models to improve the margins of our sportsbook customers, providing personalized, responsive pricing, bet acceptance and minimal bet delays.

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

Programmatic Advertising

Genius operates sophisticated in-house advertising technology, including a large-scale data warehouse, proprietary audience tracking software and a self-service programmatic technology platform. This allows us to efficiently direct advertising budgets to sports facing inventory and audiences, maximizing the ROI for advertising dollars spent.

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

Our award-winning capabilities are driving a revolution in sports data and analytics, coaching, officiating, and visual augmentation of live streams and broadcasts. The augmentation capabilities have been showcased for the EPL, NBA, and NFL with broadcast partners including BT Sport, Amazon Prime, and CBS. RomoVision, developed for CBS coverage of NFL, won a SportsEmmy at the 43rd annual Sports Emmy awards.

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $24.6 million, $26.1 million and $29.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in London, Medellín, Tallinn, Sofia and Los Angeles. As of December 31, 2024, there were over 400 staff members in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

Sales and Marketing

The Genius marketing approach is driven by the strength and innovation of our product offerings. The Company employs a land-and-expand strategy that is centered around the superior and high-reliability of its products coupled with an intense focus on delivering and addressing customers’ existing needs, as well as anticipating potential future opportunities for additional services. Once Genius’ technology is integrated into the customers’ information technology infrastructure it becomes a critical part of their operations and is difficult to replace without risk of disruption.

Genius also has exclusive agreements with several of its league partners, which means sportsbooks that want to offer these events will need to source the data from Genius.

The majority of new business in the sports and betting industries is acquired through direct sales efforts and referrals.

Genius has robust global sales and account management teams with more than 180 commercial professionals, who are organized by region and industry. This team is responsible for new business development and promoting value-add services to grow existing partnership value.

In addition, Genius also has a 14-person marketing team that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

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

In most instances, Genius serves its customers alongside at least one of its competitors. Its competitors have their own portfolio of exclusive and non-exclusive data rights, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering to a broad range of betting markets, placing them at a competitive disadvantage.

The principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, and ease of integration and scalability. Genius’ products, services, experience and corporate culture allow it to compete effectively across all these factors.

Outside of the sports and betting space, there are other companies Genius competes with. This includes Hawkeye, which supplies optical tracking systems to create performance analysis and officiating tools for sports leagues.

Genius’ Media business competes with a broad spectrum of businesses who offer various fan engagement and advertising services. These businesses range from suppliers of gamification tools and digital sports content to generalist media buying agencies such as The Trade Desk.

Seasonality

The global sporting calendar is year-round, and our products cover the entire sporting calendar. In addition, the relative importance of different sporting events varies in the broad range of territories where our customers operate (e.g., European sportsbooks will place more importance on European sports events and US sportsbooks will place more importance on the US sports events). Given these factors, we are not reliant on specific sporting competitions.

Notwithstanding, our operations are subject to seasonal fluctuations that may impact our revenues and cash flows. Seasonality in sporting events may impact our operations and the operations of our customers and sports organizations. Sports organizations have their own significant sporting events such as playoff and championship games, which may cause peaks in our revenues and revenues of our customers and such sports organizations. On the other hand, sports off-seasons may cause troughs in our revenues and revenues of our customers and such sports organizations. Certain sports hold events only during certain times in a calendar year. For example, our revenues are typically impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events and races. All of these factors may impact our cash flows.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the UK, the EU, the US and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our database, proprietary technology, software, know-how and brand. In certain foreign jurisdictions and in the US, we have filed trademark and patent applications, currently hold several registered trademarks, patents and domain names and in the future, we may protect additional patents, trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data, including, in certain cases, exclusive rights for such data, of which durations are typically several years and are subject to renewal or extension.

As of December 31, 2024, we owned nine registered trademarks and 31 registered patents in the US and 65 registered trademarks and four registered patents in various non-US jurisdictions, along with a further five unregistered trademarks. As of December 31, 2024, we owned 211 domain-names.

We use Open Source Software in our services and periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions we do not intend.

We control access to and use of our data, databases, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners.

See Item 3.D “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure— Failure or inability to obtain, maintain, protect, or enforce our proprietary, contractual and/or intellectual property rights, including our unregistered intellectual property, and the costs involved in such action could harm our business, financial condition, results of operations and prospects, and could lead to reputational loss with our rightsholder partners and potential legal implications if we are unable to protect and monetize their intellectual property. Failure to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop and market our products and service,” “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure—We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions” and other risk factors for a more comprehensive description of risks related to our intellectual property.

Government Regulations

Our operations and the operations of our customers and suppliers are subject to various US and foreign laws and regulations that affect our and their ability to operate in the sports, technology, sports betting and gaming, and marketing and advertising industries. These industries and our business are not fully mature and are generally subject to extensive and evolving laws and regulations that could change, including from political and societal pressures and that could be interpreted in ways that makes it difficult to evaluate our future prospects and could negatively impact our business.

We operate in various jurisdictions and our business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which we operate. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Among others, applicable laws include those regulating privacy, data/cybersecurity, data collection and use, cross-border data transfers, advertising regulations and/or sports betting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•
the General Data Protection Regulation, the ePrivacy Directive, the EU AI Act and implementing national legislation and any data laws and regulations enacted in the UK, including the UK GDPR;
•
US federal, state and local data protections laws such as the Federal Trade Commission Act of 1914 (the "FTCA") and Children's Online Privacy Protection Act and similar state laws, state data breach laws and state privacy laws, such as the CCPA, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York;
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
•
laws regulating the advertising and marketing of sports betting, including but not limited to the UK Code of Non-Broadcast Advertising, Direct Marketing, and Sales Promotion administered by the Committee of Advertising Practice and the FTCA;
•
anti-bribery and anti-corruption regulations, and corporate regulations including the FCPA and the UK Bribery Act;
•
laws and regulations relating to insider trading, antitrust, competition, anti-money laundering, OFAC, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, health and safety, services and other matters;
•
other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act of 1990, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts; and
•
laws related to corporate sustainability, climate disclosures, and social responsibility.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and we cannot assure that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. We incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the US, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase, and we may be subject to increased regulatory scrutiny. Currently, there is also a trend towards more stringent gambling advertising regulations across Europe. Additional legislative or regulatory efforts in the US and internationally could further regulate our businesses.

C.
Organizational Structure

Genius Sports Limited was incorporated as a holding company in connection with its business combination with dMY Technology Group, Inc. II on October 21, 2020 under The Companies (Guernsey) Law, 2008 and registered in the Guernsey Registry.

We have 43 wholly owned subsidiaries that are listed in Exhibit 8.1, Subsidiaries of the Registrant to this Report. The significant subsidiaries of the Company are listed below.

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

D.
Property, Plants and Equipment

Our corporate headquarters are located in London, UK, where we occupy a leased premise totaling approximately 4,907 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources, and other corporate teams. Our US headquarters are in New York, where we occupy a newly leased premise totaling 22,454 square feet. We have vendor agreements for one enterprise (third-party hosted) colocation facility.

We also lease office space in 14 other cities throughout the world, the largest of which includes a 35,585 square foot space in Sofia, Bulgaria, a 23,465 square foot space in Medellín, Colombia, a 17,528 square foot space in Tallinn, Estonia and a newly leased 23,469 square foot space in Los Angeles, in the US. Our major sites in Medellín, Sofia and Tallinn are primarily occupied by operational teams (trading, data services and customer support). All of the above leases expire or are up for renewal in 2025-2032.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For purposes of this section, “we,” “our,” “us,” “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ consolidated results of operations and financial condition.

The discussion should be read together with the historical audited annual consolidated financial statements of Genius Sports Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes thereto, included elsewhere in this Report.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 650 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment.

Business Model

Genius provides critical technology and services required to power the global ecosystem connecting sports, betting, and media. Genius has three principal products lines — Sports Technology and Services, Betting Technology, Content and Services, and Media Technology, Content and Services. All of Genius’ products are powered by proprietary technology and robust data infrastructure. See Item 4.B “Business Overview—Products and Business Model.”

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, A/V game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live A/V game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’

proprietary technology and proven to help advertisers engage and acquire fans. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Innovative, Proprietary Technology Tailored for Sports

Genius has an organizational culture that values and encourages continual innovation. Genius’ technical teams have a deep understanding of sports, our customer’s needs for fan engagement, and the key data that drives value through the sports ecosystem. See Item 4.B “Business Overview—Genius Technology.” This deep understanding and Genius’ position at the core of the Sports, Betting, and Media ecosystem allows Genius to realize technical synergy between different sectors, as well-planned investment in one area can realize value across the ecosystem. Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. See Item 4.B “Business Overview—Products and Business Model—Awards.” Genius’ research and development team is comprised of more than 400 employees that specialize in specific domains and technologies to meet customers’ existing needs and drive future innovation.

For example, through its optical tracking system, Dragon, Genius harnesses computer vision, machine learning, and AI to simultaneously monitor and compute every play within a sports game to capture billions of high-fidelity data points in real-time. Genius' data and AI platform, GeniusIQ, also enables the creation of 'mesh' tracking data. Mesh tracking data captures highly detailed data points for the entire surface areas of every player and ball. This facilitates the creation of ultra-rich 3D environments which in turn powers advanced performance analysis tools for sports teams and automated officiating technology for leagues.

Genius' suite of performance analysis tools are used by every NBA team and the majority of EPL teams. This software automatically synchronizes event data, tracking data and multi-angle video to give coaches faster, high-dimension video analysis and more efficient workflows.

In 2024, the Company's GeniusIQ-powered Semi-Automated Offside Technology (SAOT) was selected by the EPL as its chosen technology provider for officiating offside decisions. The system is built on the key principles of speed and precision to minimize breaks in the game and deliver accuracy for a better fan experience. The technology is also available for soccer leagues globally.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2027–2028 season, accounts for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large, localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive, co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2024	2023
Events under official rights(1)	145,547	200,351
Of which, exclusive	115,057	123,318

(1)Genius had an additional 125,320 and no eSports events as of December 31, 2024 and 2023, respectively.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around-the-clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2–4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

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

Long-Term Partnerships and Revenue Visibility

Genius does more than serve its customers; it partners with them. Genius’ Sports Technology and Services offerings form the foundation of the sports leagues’ data ecosystem and fan engagement operations—meaning that they are deeply embedded and hard to displace. For example, Genius’ long-term NCAA LiveStats project enables schools and conferences across all three divisions to better capture and distribute richer, faster live game statistics, to power their websites, apps, coaching applications and enhance their media partners’ offerings.

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for the NFL and UK soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long-term contracts with over 650 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically two to five years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Approximately 60% of Genius’ fiscal 2024 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

Government Regulations

For information about the key Government regulations applicable to Genius and which might effect the Company’s operating results, see Item 4 “Government Regulations.”

Factors Affecting Comparability of Financial Information

Change in Functional Currency

Due to the change in the primary economic environment in which the Company operates, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from Pound Sterling (“GBP”) to United States Dollars (“USD”). The change in functional currency was accounted for prospectively from January 1, 2024, and the consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statements of operations within (loss) gain on foreign currency.

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

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the US Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $27.6 million, $23.6 million and $20.8 million decrease in reported revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the consolidated statements of operations and the related payment, under the consolidated statements of operations caption “(loss) gain on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation or postponement of sporting events and races.

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

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $99 billion in 2024 to $148 billion by 2029. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the US. As of year-end 2024, 40 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 39 states have launched active sports betting industries with 31 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the US sports betting market will generate an estimated $28 billion in GGR in 2029, up from an estimated $15 billion in 2024. Genius is permitted to supply its services in 34 US states, provinces and territories in North America and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $51 billion in GGR in 2029 up from an estimated $35 billion in 2024.

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

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$354,856	$274,235	$209,251
Media Technology, Content and Services	105,313	91,605	82,698
Sports Technology and Services	50,725	47,137	49,080
Total Revenue	$510,894	$412,977	$341,029

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s GGR or NGR, typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

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

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contracts, are typically fixed.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, marketing subscriptions, and facility costs.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), travel and accommodation costs, facility costs, server and bandwidth costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage, and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction expenses. Transaction expenses consist primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Gain (loss) on fair value remeasurement of contingent consideration. Gain (loss) on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public warrant liabilities assumed as part of the Business Combination. The outstanding public warrants were exercised in full in January 2023.

Loss on abandonment of assets relates to the derecognition of unused prepaid expenses.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 18 – Income Taxes, to Genius’ consolidated financial statements included elsewhere in this Report.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This Report includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

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

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(dollars, in thousands)
Net loss	$(63,040)	$(85,534)	$(181,636)
Adjusted for:
Net, interest (income) expense	(921)	(1,953)	1,487
Income tax expense	509	5,340	1,714
Amortization of acquired intangibles (1)	24,136	40,476	40,089
Other depreciation and amortization (2)	49,716	37,841	29,302
Stock-based compensation (3)	55,657	35,462	89,943
Transaction expenses	2,246	2,494	1,668
Litigation and related costs (4)	7,575	2,289	24,624
Change in fair value of derivative warrant liabilities	—	534	(10,132)
(Gain) loss on fair value remeasurement of contingent consideration	(1,024)	2,919	(218)
Loss on abandonment of assets	—	11,226	—
Loss (gain) on foreign currency	9,519	(3,875)	8,979
Other (5)	1,366	6,126	9,968
Adjusted EBITDA	$85,739	$53,345	$15,788

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the years ended December 31, 2024, 2023 and 2022, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations”). For the years ended December 31, 2023 and 2022, legal proceedings included Sportradar and BetConstruct litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” of the 2022 20-F). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes professional fees for finance transformation project, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

A.
Operating Results

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended December 31,		Variance
	2024	2023	In dollars	In%
	(dollars, in thousands)
Revenue	$510,894	$412,977	$97,917	24%
Cost of revenue(1)	382,187	343,972	38,215	11%
Gross profit	128,707	69,005	59,702	87%
Operating expenses:
Sales and marketing(1)	37,411	29,432	7,979	27%
Research and development(1)	24,576	26,070	(1,494)	(6)%
General and administrative(1)	123,011	85,167	37,844	44%
Transaction expenses	2,246	2,494	(248)	(10)%
Total operating expense	187,244	143,163	44,081	31%
Loss from operations	(58,537)	(74,158)	15,621	21%
Interest income, net	921	1,953	(1,032)	(53)%
Loss on disposal of assets	(147)	(291)	144	49%
Gain (loss) on fair value remeasurement of contingent consideration	1,024	(2,919)	3,943	135%
Change in fair value of derivative warrant liabilities	—	(534)	534	100%
Loss on abandonment of assets	—	(11,226)	11,226	100%
(Loss) gain on foreign currency	(9,519)	3,875	(13,394)	(346)%
Total other expense	(7,721)	(9,142)	1,421	16%
Loss before income taxes	(66,258)	(83,300)	17,042	20%
Income tax expense	(509)	(5,340)	4,831	90%
Gain from equity method investment	3,727	3,106	621	20%
Net loss	$(63,040)	$(85,534)	$22,494	26%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Year Ended December 31,		Variance
	2024	2023	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$618	$6,342	$(5,724)	(90)%
Sales and marketing	4,379	3,060	1,319	43%
Research and development	6,247	3,630	2,617	72%
General and administrative	44,413	22,430	21,983	98%
Total stock-based compensation	$55,657	$35,462	$20,195	57%

Revenue

Revenue was $510.9 million for the year ended December 31, 2024 compared to $413.0 million for the year ended December 31, 2023. Revenue increased $97.9 million, or 24%.

Betting Technology, Content and Services revenue increased $80.6 million, or 29%, to $354.9 million for the year ended December 31, 2024 from $274.2 million for the year ended December 31, 2023. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $56.7 million to the increase, while another $30.6 million was attributable to new customer acquisitions. This was offset by $6.6 million of decreased customer utilization of Genius’ available event content.

Media Technology, Content and Services revenue increased $13.7 million, or 15%, to $105.3 million for the year ended December 31, 2024 from $91.6 million for the year ended December 31, 2023, driven by growth in the Americas region, primarily for social and programmatic advertising services.

Sports Technology and Services revenue increased $3.6 million, or 8%, to $50.7 million for the year ended December 31, 2024 from $47.1 million for the year ended December 31, 2023, primarily driven by an increase in sales of products built on GeniusIQ technology.

Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $15.9 million in the year ended December 31, 2024 compared to $16.2 million in the year ended December 31, 2023.

Cost of revenue

Cost of revenue was $382.2 million for the year ended December 31, 2024, compared to $344.0 million for the year ended December 31, 2023. The $38.2 million increase in cost of revenue includes a $5.7 million decrease in stock-based compensation. The remaining increase of $43.9 million was primarily driven by higher fees paid for data rights, media direct costs and increased amortization of internally developed software costs, partially offset by lower other depreciation and amortization.

Data and streaming rights costs were $188.1 million for the year ended December 31, 2024, compared to $153.8 million for the year ended December 31, 2023. The $34.3 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $55.2 million for the year ended December 31, 2024, compared to $39.9 million for the year ended December 31, 2023. The $15.3 million increase was driven by higher social and programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $41.9 million for the year ended December 31, 2024, compared to $31.3 million for the year ended December 31, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $28.4 million for the year ended December 31, 2024, compared to $43.3 million for the year ended December 31, 2023. The decrease was due to certain historically acquired intangible assets being fully amortized during the second and third quarter of fiscal year 2024.

Sales and marketing

Sales and marketing expenses were $37.4 million for the year ended December 31, 2024, compared to $29.4 million for the year ended December 31, 2023. The $8.0 million increase includes a $1.3 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $6.7 million was primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $24.6 million for the year ended December 31, 2024, compared to $26.1 million for the year ended December 31, 2023. The $1.5 million decrease includes a $2.6 million increase in stock-based compensation related to equity awards issued to management and employees, and a $2.2 million decrease in deferred consideration costs related to historical acquisitions. The remaining decrease was $1.9 million.

General and administrative

General and administrative expenses were $123.0 million for the year ended December 31, 2024, compared to $85.2 million for the year ended December 31, 2023. The $37.8 million increase includes a $22.0 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $15.8 million was driven by higher staff costs, corporate overheads and litigation and related costs.

Transaction expenses

Transaction expenses were $2.2 million for the year ended December 31, 2024 and $2.5 million for the year ended December 31, 2023. Transaction expenses in the year ended December 31, 2024 related to corporate transactions, primarily the Credit Agreement. See Note 11 – Debt, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F for further discussion of the Credit Agreement. Transaction expenses in the year ended December 31, 2023 related to corporate transactions, including the exercise of outstanding public warrants.

Interest income, net

Interest income, net was $0.9 million for the year ended December 31, 2024, compared to interest income, net of $2.0 million for the year ended December 31, 2023. The movement is primarily due to interest and fees incurred on the Credit Agreement.

Gain (loss) on fair value remeasurement of contingent consideration

Genius recorded a gain on fair value remeasurement of contingent consideration of $1.0 million for the year ended December 31, 2024, compared to a loss of $2.9 million for the year ended December 31, 2023, related to historical acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of $0.5 million for the year ended December 31, 2023, due to revaluation of the public warrants assumed as part of the Business Combination. The outstanding public warrants were exercised in full in January 2023.

Loss on abandonment of assets

Genius recognized a loss of $11.2 million in the year ended December 31, 2023 relating to the derecognition of prepaid expenses for hardware and related costs which were not expected to be utilized.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $9.5 million and a foreign currency gain of $3.9 million for the year ended December 31, 2024 and 2023, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax expense

Income tax expense was $0.5 million for the year ended December 31, 2024 and $5.3 million for the year ended December 31, 2023. The $4.8 million decrease was primarily due to deferred tax recognition in the United States of America.

Gain from equity method investment

Gain from equity method investment was $3.7 million and $3.1 million for the year ended December 31, 2024 and 2023, respectively, due to Genius' share of profits from its equity investment in CFL Ventures. See Note 9 – Investments, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F for further discussion of Genius’ investment in the Canadian Football League (“CFL”) Ventures.

Net loss

Net loss was $63.0 million and net loss was $85.5 million for the year ended December 31, 2024 and 2023, respectively.

Comparison of 2023 to 2022

For the comparison of 2023 to 2022, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023.

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

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

On January 16, 2025, the Company closed an underwritten public offering of 17,647,059 ordinary shares at a price to the public of $8.50 per ordinary share, resulting in net proceeds of $144.0 million, after deducting the underwriting commissions and estimated offering expenses.

On March 7, 2025 the Company amended the Credit Agreement to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

Debt

Genius had less than $0.1 million and $7.6 million in debt outstanding as of December 31, 2024 and 2023, respectively.

In April 2024, Genius entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. The Credit Agreement was undrawn as at December 31, 2024.

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($26.9 million). During the third quarter of fiscal year 2024, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £46.0 million ($57.8 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of December 31, 2024, the Company had no outstanding borrowings under the Credit Agreement. As of December 31, 2024, the available facility value was $62.2 million.

On March 3, 2025, the Company utilized the Credit Agreement to increase the letter of credit to a supplier to the value of GBP £92.0 million ($116.9 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

Commitments

Refer to Note 20 – Commitments and Contingencies to Genius’ audited consolidated financial statements included elsewhere in this report on Form 20-F for disclosures regarding our commitments, including our contractual obligations.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(dollars, in thousands)
Net cash provided by (used in) operating activities	$81,861	$14,876	$(3,455)
Net cash used in investing activities	(62,685)	(47,570)	(54,821)
Net cash used in financing activities	(7,597)	(596)	(21)

Operating activities

Net cash provided by operating activities increased $67.0 million to $81.9 million for the year ended December 31, 2024 compared to net cash provided by operating activities of $14.9 million for the year ended December 31, 2023.The increase in net cash provided by operating activities was a result of an improved net loss, adjusted for non-cash items, in 2024 compared to 2023, of $31.2 million and favorable changes in working capital of $35.8 million. In the year ended December 31, 2024, sustained revenue growth of 24% primarily from the improved performance from our Betting Technology, Content and Services contributed to a $22.5 million decrease in net loss compared to the year ended December 31, 2023. The benefit of the decrease in net loss was combined with an increase in non-cash items of $8.7 million, which was primarily due to higher stock-based compensation of $19.2 million and an increase in loss on foreign currency of $14.8 million, offset by a decrease in loss on abandonment of assets of $11.2 million. Cash flows provided by operating activities from changes in working capital were $10.7 million in the year ended December 31, 2024, compared to cash flows used in operating activities from changes in working capital of $25.1 million in the year ended December 31, 2023. This $35.8 million inflow from changes in working capital in 2024 compared to 2023 was primarily attributable to the following factors: (i) a $26.7 million benefit from changes in deferred revenue, primarily due to Betting Technology, Content and Services revenues; (ii) a $26.4 million benefit from changes in accrued expenses, primarily due to the timing of supplier payments; (iii) a $16.6 million inflow from changes in accounts receivable, primarily due to continued growth in Betting Technology, Content and Services and Media Technology, Content and Services revenues; and (iv) a $8.5 million inflow from changes in prepaid expenses, primarily due to the timing of supplier payments; offset by a $42.8 million outflow from changes in accounts payable, primarily due to the timing of supplier payments. Certain other items combined to result in an additional $0.4 million benefit from changes in working capital.

Investing activities

Net cash used in investing activities was $62.7 million and $47.6 million in the years ended December 31, 2024 and 2023, respectively. In the year ended December 31, 2024, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $52.0 million and purchases of property and equipment of $11.4 million, offset by distributions from equity method investments of $1.6 million. In the year ended December 31, 2023, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $45.6 million and purchases of property and equipment of $3.6 million, offset by distributions from equity method investments of $1.6 million.

Financing activities

Net cash used in financing activities was $7.6 million and $0.6 million in the years ended December 31, 2024 and 2023, respectively. In the year ended December 31, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million. In the year ended December 31, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Comparison of 2023 to 2022

For the comparison of 2023 to 2022, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023, under the subheading “Liquidity and Capital Resources.”

C.
Research and Development, Patents and Licenses

For a detailed analysis of research and development, patents and licenses, see Item 4.B “Business Overview” and discussions elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

D.
Trend Information

For trend information, see “Factors Affecting Comparability of Financial Information,” “Key Factors Affecting Genius’ Performance” and discussions elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

E.
Critical Accounting Estimates

Genius’ consolidated financial statements have been prepared in accordance with US GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 – Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included elsewhere in this Report. Genius’ critical accounting estimates are described below.

Revenue Recognition

Genius applies judgment in determining whether it is the principal or agent in providing products and services to customers. Genius generally controls all products and services before transfer to customers as Genius is primarily responsible to deliver products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under Accounting Standards Codification (“ASC 606”), Revenue from Contracts with Customers (“ASC 606”) involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. Genius reviews and updates its contract-related estimates, and records adjustments as needed.

Genius determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs. For Sports Technology and Services, Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration by reference to the standalone selling price of the services promised to the customer. As a result, the Company does not estimate the fair value of the noncash consideration itself, rather its estimates relate to the underlying standalone selling price of the services promised to the customer. Estimation uncertainty relates to the standalone selling price for goods or services that do not have observable transactions for which the Company uses sales of a similar product or cost plus a reasonable margin. For sales of a similar product, the uncertainty is driven by identifying the most comparable products and analyzing the related pricing. For cost, the uncertainty is driven by the determination of an appropriate margin to apply to the Company’s costs in satisfying the performance obligation.

For Betting Technology, Content and Services contracts with variable consideration associated with overages, Genius structures the contractual measurement of overages to reset over certain measurement periods (monthly, quarterly, or annually). The variable amounts in excess of the minimum are allocated to each measurement period in which they are earned when the measurement period aligns with the reporting date or does not cross a reporting date and then recognized during that period. However, when the measurement period crosses the reporting date, the Company estimates overages. In these cases, the Company constrains the variable consideration driven by the uncertainty in event volumes, which are out of the Company’s control and tend to vary significantly from contract to contract. Genius records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact Genius’ estimate of the transaction price. Changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

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

Income Tax

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

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

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognized income tax positions are measured at the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the deferred tax liability line in the consolidated balance sheets.

Goodwill Impairment

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, “Intangibles—Goodwill and Other” (“ASC 350”).

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

The Company adopted ASC 350 on January 1, 2018, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ consolidated financial statements included elsewhere in this report on Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information—Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 20 – Commitments and Contingencies to Genius’ consolidated financial statements included elsewhere in this Report. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Recent Developments

Public Offering

On January 16, 2025, the Company closed an underwritten public offering of 17,647,059 ordinary shares at a price to the public of $8.50 per ordinary share, resulting in net proceeds of $144.0 million, after deducting the underwriting commissions and estimated offering expenses.

Credit Agreement

On March 3, 2025, the Company utilized the Credit Agreement to increase the letter of credit to a supplier to the value of GBP £92.0 million ($116.9 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

On March 7, 2025 the Company amended the Credit Agreement to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following are the directors of the board and executive officers of Genius (as of the date of this filing):

Name	Age	Position
Mark Locke	45	Director and Chief Executive Officer
Robert Bach	63	Director
Kimberly Bradley	56	Director and Chair of the Audit Committee
Daniel Burns	54	Director and Chair of the Nominating and Corporate Governance Committee
Kenneth J. Kay	69	Director, Chair of the Board of Directors, and Chair of the Compensation Committee
Claire Nooriala	46	Director
Jack Davison	48	Chief Commercial Officer
Tom Russell	45	Chief Legal Officer
Nicholas Taylor	50	Chief Financial Officer

Directors

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke has been a member of Genius’ Board since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’ Board of Directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

Robert Bach is a member of Genius' Board and was appointed in October 2024. Mr. Bach previously worked at Microsoft for 22 years, where he held various marketing and business management roles, including President of the Entertainment and Devices Division. Mr. Bach supported the successful launch and expansion of Microsoft Office and lead the creation and development of the Xbox and Xbox Live franchises. Mr. Bach serves extensively on both public and private sector boards, has published two books, and speaks nationally at universities and corporate events. He previously served as a board member of Sonos Inc., Brooks Running Company, the US Olympic and Paralympic Committee, and Magic Leap. Mr. Bach was an Arjay Miller Scholar at the Stanford Graduate School of Business where he earned his MBA, and a Morehead Scholar at the University of North Carolina where he earned his degree in economics.

Kimberly Bradley is a member of Genius’ Board. Ms. Bradley was appointed to Genius' Board in July 2021. Ms. Bradley also serves as an Advisor to EQT Group, a global investment organization, since August 2023, and Advisor to CoachList, an online marketplace for the fitness community, since February 2024. Ms. Bradley previously served as Chief Financial Officer of the NFL and Chief Operating Officer of the NFL Network, from 2003-2006 and 2006-2012 (respectively). Most recently, Ms. Bradley served as Executive Vice President & Chief Financial Officer of Warner Bros. Entertainment from 2015-2020. Ms. Bradley holds a B.A. in Japanese/Asian Studies from Connecticut College and an MBA in Finance from Thunderbird School of Global Management. Ms. Bradley’s qualifications to serve on our Board of Directors include her extensive career in executive leadership positions in both the sports and media sectors, as well as her financial acumen and corporate expertise.

Daniel Burns is a member of Genius’ Board and has served as a member of the Board of Directors of Genius Sports Group Limited since 2015. Since 2011, Mr. Burns has served as the Founder and Managing Partner of Oakvale Capital, a corporate finance boutique specializing in the betting and gaming industries. Mr. Burns is also the owner of Carbon Group Limited, which he founded in 2006. Mr. Burns has an M.A. in Law from the University of Cambridge. Mr. Burns’ qualifications to serve on Genius’ Board of Directors include his significant experience in the betting and gaming industries and his prior experience as a member of the Board of Directors of Genius Sports Group Limited.

Kenneth J. Kay is Chair of Genius’ Board and was appointed in March 2023. He is also a member of the Board of Summit Hotel Properties, Inc. (NYSE: INN) since July 2014 and serves as chair of the Compensation Committee. Mr. Kay is Managing Partner of Kay Investments, a privately held real estate investment firm. From 2015 until 2022, Mr. Kay was also the Chief Financial Officer and a member of the Office of the Chief Executive Officer of MGM Holdings, Inc., a leading entertainment studio that was acquired by Amazon.com, Inc. in March 2022. Previously, Mr. Kay held the position of Chief Financial Officer of Las Vegas Sands Corp. (“Las Vegas Sands”) (NYSE: LVS) from 2008 to 2013, a leading global hospitality and gaming company. Prior to working for Las Vegas Sands, Mr. Kay was Senior Executive Vice President and Chief Financial Officer of CB Richard Ellis Group, Inc. (“CBRE”) (NYSE: CBG), a global commercial real estate services firm, from 2002 to 2008. Mr. Kay began his career with PricewaterhouseCoopers, and after leaving public accounting, his career included senior financial and operational roles at Ameron International, Systemed Inc., Universal Studios and, just prior to CBRE, as Chief Financial Officer of Dole Food Company, Inc. (formerly NYSE: DOLE). Mr. Kay received a B.S. degree in accounting and an M.B.A. degree from the University of Southern California. Mr. Kay is a Chartered Global Management Accountant, a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Kay’s qualifications to serve on our Board of Directors includes his extensive leadership positions in the gaming and hospitality sectors, his financial acumen and corporate expertise.

Claire Nooriala is a member of Genius' Board of Directors and was appointed in June 2024. She also serves as a Non-Executive for the social planning app "Howabout" and actively invests in and advises numerous startups. Additionally, she contributes her expertise as a Trustee for the charity Founders4Schools. Ms. Valoti boasts a career spanning over 23 years at the forefront of the tech and media industries. Recently, she co-founded Haylo Ventures, a cutting-edge venture operator specializing in the deep tech sector. In her previous role, she led the exponential growth of Snap's EMEA region, achieving significant milestones in revenue growth. Ms. Valoti previously served as the Director of Partnerships at Facebook, and was Head of Digital Display at Mindshare, part of the WPP group. She also held Director-level roles at Weve, O2 Media, and Telefonica.

Executive Committee – Officers

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke is a member of Genius’ Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’ Board of Directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

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

B.
Compensation

Executive Officer and Director Compensation

Compensation of Genius’ Executive Officers

The amount of compensation actually paid, and benefits in kind granted, to Genius’ executive officers in the year ended December 31, 2024 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’ home country and is not otherwise publicly disclosed by Genius.

(US dollars) (1)	All Executive Officers
Base compensation (2)	$3,078,985
Bonuses (3)	2,564,538
Additional benefit payments (4)	37,176
Share-Based Awards (5)	24,276,308
Total compensation	$29,957,007

(1)
Amounts payable in pound sterling have been converted into US dollars using the calendar year 2024 annual exchange rate of £1.00 to USD$1.2781.
(2)
Base compensation represents the actual salary amounts paid to executive officers in 2024.
(3)
With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’ Chief Executive Officer (other than those relating to the Chief Executive Officer) and in any case overseen by the Compensation Committee of the Genius Board and are typically awarded in tandem with Genius’ annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2023 performance and paid in 2024. Bonuses earned in respect of 2024 performance will be paid in 2025, after the date hereof.
(4)
Additional benefit payments includes employer pension contributions and provision of private medical insurance cover.
(5)
The share-based awards referenced above were granted in the form of restricted share units ("RSUs") and performance share units ("PSUs") under the Company’s 2022 Omnibus Incentive Plan. The value was determined based upon the award’s grant date fair value, determined in accordance with ASC 718. Please see the section entitled “Stock-based Compensation” in the notes to the consolidated financial statements that appear herein.

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2024 are set forth in the table above.

Compensation of Genius’ Directors

The amount of compensation paid, and benefits in kind granted, to Genius’ Directors for the year ended December 31, 2024 was $2,024,716, comprised of $221,806 cash-based compensation and $1,802,910 share-based compensation.

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

In addition, pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Daniel Burns is the founder, and Genius, Mr. Burns received retainer fees of $191,715, plus VAT, for his services rendered during the fiscal year ended December 31, 2024. The retainer fees were paid in pound sterling and have been converted into US dollars using the calendar year 2024 annual exchange rate of £1.00 to USD$1.2781.

Existing Share Incentive Arrangements

The share ownership of our executive officers as of December 31, 2024 is reflected in the table below.

	Unrestricted Ordinary Shares (1)	Restricted Ordinary Shares	Total Ordinary Shares	Total Outstanding Options	Total Unvested RSUs/PSUs (2)	% of Total Outstanding Shares (3)
Executive Officers (6 persons)	19,768,441	1,372,115	21,140,556	5,569	10,977,255	10.6%

(1)
Excludes 1,668,153 shares issuable upon exercise of options or vesting of RSUs or PSUs within 60 days of December 31, 2024.
(2)
RSUs and PSUs are not treated as outstanding shares until they are settled in accordance with their terms.
(3)
Includes 1,668,153 shares issuable upon exercise of options or vesting of RSUs or PSUs within 60 days of December 31, 2024.

Executive Officer and Director Compensation

Genius’s compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our officers and executive management. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation and employee equity plans, and appointed FW Cook as its independent compensation advisor during 2024.

The compensation committee will continue to work with such advisors to regularly evaluate the compensation of our Chief Executive Officer, officers and executive officers and our non-management directors, and periodically review the implementation of our compensation philosophy and programs as a public company as set out in Genius’ governing documents. None of Genius’ executive officers will serve as a member of the Compensation Committee or otherwise be directly responsible for the Compensation Committee’s decisions, but Genius’ Chief Executive Officer and Chief of Staff are involved with compensation decisions and provide insight and recommendations to the Compensation Committee regarding compensation for officers and executive officers other than themselves.

Equity Compensation—Restricted Shares

Most members of Genius’ management team hold shares, which are subject to vesting terms and provisions (the "Restricted Shares") that apply if the relevant member of the Genius management team ceases to be employed or engaged by TopCo or any of its subsidiary undertakings (“Leavers”) that are substantially equivalent to those set out in the Management Investment Deed and Topco’s Articles of Incorporation (subject, in the case of the Leaver provisions, to previous amendments to the provisions set out in the Management Investment Deed that were necessary to accommodate Genius’ status as a public company listed on the NYSE). Vesting, Leaver provisions and other terms and conditions applicable to the Restricted Shares are set forth in the Genius Sports Limited 2021 Restricted Share Plan and Restricted Share Agreements under the Genius Sports Limited 2021 Restricted Share Plan (collectively, the “Restricted Share Terms”).

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

Until such time as the Restricted Shares vest in accordance with the Restricted Share Terms, they will be subject to restrictions on transfer preventing their holders from trading or otherwise dealing with them (save as required by operation of the Leaver provisions). Any Restricted Shares that vest in accordance with the Restricted Share Terms shall become unrestricted Genius ordinary shares. The Restricted Share Terms will provide that some or all of the unvested Restricted Shares shall automatically vest upon a specifically defined qualifying change of control of Genius in a transaction providing for consideration in the form of cash or certain marketable, freely tradeable shares.

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

Save for any Resulting Genius ordinary shares that become allocable to Beneficiaries pursuant to the Leaver provisions in the Genius Option Plan, additional options to purchase Genius ordinary shares are not currently proposed to be granted pursuant to the Genius Option Plan. Options granted to the Beneficiaries prior to the closing of the Business Combination (the “Closing”), which collectively shall cover all of the Genius ordinary shares, will not be granted to any of Genius’ executive officers.

Equity Compensation—Restricted Stock Units and Performance Stock Units

Genius established the Genius Sports Limited 2022 Omnibus Incentive Plan (the "2022 Plan"). Under the 2022 Plan, employees, officers and directors may be granted cash-based and share-based awards (the "Awards"), and the 2022 Plan and the individualized Award notices and agreements issued thereunder set out (among other things) the number of Genius ordinary shares subject to the relevant Award and the vesting terms that must be satisfied before such Awards may be exercised, may vest or may otherwise be settled in whole or in part. In 2023, Genius issued Awards in the form of restricted stock units, which are subject to time vesting, and performance stock units, which are subject to performance vesting conditions (with performance vesting generally based upon achievement of revenue and EBITDA thresholds).

In November 2024, the Company amended the Genius Sports Limited 2022 Omnibus Incentive Plan to increase the number of Evergreen Reserve Shares (as defined therein) available for issuance from 4% to 5% of the total number of ordinary shares outstanding on the last trading day of the immediately preceding fiscal year and add an additional shares to the Share Reserve (as defined therein).

C.
Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•
the Class I directors are Daniel Burns, Kimberly Bradley and Kenneth Kay; the Class I directors will be up for re-election at the 2025 Annual General Meeting;
•
the Class II directors are Robert Bach and Claire Valoti; the Class II directors will be up for re-election at the 2026 Annual General Meeting;
•
the Class III director is Mark Locke; the Class III directors will be up for re-election at the 2027 Annual General Meeting;

Audit Committee

Genius has established an Audit Committee of the Genius Board, comprised of Ms. Bradley (as Chair), Mr. Kay, and Mr. Bach. Ms. Bradley was appointed as Chair on December 12, 2023 and has been a member since July, 2021. Mr. Kay has been a member of the Committee since March 8, 2023, and served as Chair until December 11, 2023. Mr. Bach has been a member since 1 October 2024.

All members of the Committee, during the 2024 year and currently, have been deemed by the Genius Board to qualify as an “audit committee financial expert” as defined by applicable SEC rules and have accounting or related financial management expertise. The Genius Board determined that all members of the Committee were independent for Audit Committee purposes.

The Genius Board adopted, an Audit Committee Charter, which details the principal functions of the Audit Committee, including:

•
meeting with Genius’ independent registered public accounting firm regarding, among other issues, audits, and adequacy of Genius’ accounting and control systems;
•
monitoring the independence of Genius’ independent registered public accounting firm;
•
verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•
inquiring and discussing with management Genius’ compliance with applicable laws and regulations;
•
pre-approving all audit services and permitted non-audit services to be performed by Genius’ independent registered public accounting firm, including the fees and terms of the services to be performed;
•
appointing or replacing Genius’ independent registered public accounting firm;
•
determining the compensation and oversight of the work of Genius’ independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by Genius regarding accounting, internal accounting controls or reports which raise material issues regarding Genius’ financial statements or accounting policies;
•
reviewing and approving all payments made to Genius’ existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of Genius’ audit committee will be reviewed and approved by the Genius Board, with the interested director or directors abstaining from such review and approval;
•
reviewing and approving or ratifying any conflicts of interest, related party transactions and waivers in accordance with Genius’ related party transaction policy;
•
overseeing the Companies’ risks including significant conflicts of interest and risk mitigation strategies.

Nominating and Corporate Governance Committee

Genius has established a Nominating and Corporate Governance Committee of the Genius Board. The Nominating and Corporate Governance Committee is comprised of Mr. Burns (as Chair), Mr. Kay, and Ms. Valoti.

The Genius Board adopted, a Nominating and Corporate Governance Charter, which details the principal functions of the Nominating and Corporate Governance Committee, including:

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
•
possess the requisite intelligence, education and experience to make a significant contribution to the Genius Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
•
have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Genius Board. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall composition of the Genius Board to ensure its members consist of a broad range of backgrounds and perspectives. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Genius has established a Compensation Committee comprised of Mr. Kay (as Chair), and Mr. Burns.

The Genius Board adopted, a Compensation Committee Charter, which details the principal functions of the Compensation Committee, including:

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to Genius’ Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of the Chief Executive Officer based on such evaluation;
•
reviewing the compensation of all of its other officers and Executive Officers;
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

The compensation committee engaged independent legal counsel and an independent compensation consultant, FW Cook in 2024. In both cases, the independence of the advisor was considered against factors specified by the NYSE and SEC and deemed both to be independent.

Compensation Committee Interlocks and Insider Participation

None of Genius’ officers currently serves, and in the past year has not served, (i) as a member of the Compensation Committee or the Board of Directors of another entity, one of whose officers served on Genius’ Compensation Committee, or (ii) as a member of the Compensation Committee of another entity, one of whose officers served on the Genius Board.

D.
Employees

The Company currently has approximately 2,400 staff across 9 main locations and 6 continents, comprising almost 1,850 employees and 550 contingent workers. We operate a network of almost 3,000 data statisticians around the globe, as well as approximately 4,500 additional FIBA statisticians.

The Company’s success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. We emphasize development of a ready pipeline of ‘home-grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

Our culture is fair, ethical and performance-oriented. Our Nominating and Corporate Governance Committee has reviewed and approved the Company’s values and purpose statements, which are implemented through certain policies and procedures including our Code of Conduct and our "game plan," which sets out the company vision and values that we expect all staff to uphold. This is underpinned by a business-wide Code of Business Conduct and Ethics and appropriate training programs. We regularly engage with staff on issues affecting the business through group-wide and location-specific ‘town hall’ sessions and other engagement platforms.

None of our employees are represented by a labor union (although in certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements). We have not experienced any work stoppages, and we generally consider our relations with our employees to be good.

E.
Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of December 31, 2024 is set forth in Item 7.A of this Report.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of March 7, 2025, except as otherwise indicated, by:

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

The beneficial ownership of Genius is based on 239,817,507 Genius ordinary shares issued and outstanding as of March 7, 2025, including 2,941,428 Restricted Shares.

Beneficial Owner	Number of Genius Shares	Approximate Percentage of Outstanding Shares
Directors and executive officers
Mark Locke (1) (2)	18,270,924	7.6%
Robert Bach (1)	—	—
Daniel Burns (1) (3)	149,772	**
Kimberly Bradley (1)	31,565	**
Kenneth Kay (1) (4)	27,682	**
Claire Nooriala (1)	—	—
Jack Davison (1)	1,182,812	**
Tom Russell (1)	482,015	**
Nicholas Taylor (1)	349,704	**
All directors and executive officers as a group (9 persons)	20,494,474	8.5%
Other 5% shareholders
NFL Enterprises, LLC (5)	18,500,000	7.7%
Funds and Accounts Managed by Caledonia (5)	18,366,574	7.7%
Capital Research Global Investors (7)	11,342,242	4.7%

** Less than 1%

(1)
The business address of this shareholder is 1st Floor, 27 Soho Square, London, W1D 3QR, UK.
(2)
A portion of Mr. Locke’s shares are pledged to a lender to secure obligations under a loan.
(3)
Includes 17,544 Restricted Stock Units that are due to vest within 60 days of March 7, 2025.
(4)
Includes 4,407 Restricted Stock Units that are due to vest within 60 days of March 7, 2025.
(5)
Based solely on the Schedule 13G filed by NFL Enterprises, LLC on February 14, 2025, (a) NFL Enterprises LLC has the sole voting power and sole dispositive power with respect to 18,500,000 Genius ordinary shares and (b) the address of the principal business office of NFL Enterprises LLC is 345 Park Avenue, New York, NY 10154, USA. This includes 14,500,000 vested NFL Warrants of the Company that are exercisable within sixty (60) days of March 7, 2025. Each NFL Warrant entitles NFL Enterprises to purchase from the Company one ordinary share of the Company. NFL Enterprises LLC, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League.
(6)
Based solely on the Schedule 13G filed by Caledonia (Private) Investments Pty Limited on February 14, 2025, (a) Caledonia (Private) Investments Pty Limited has the sole voting power and sole dispositive power with respect to 18,366,574 Genius ordinary shares and (b) the address of the principal business office of Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia.
(7)
Based solely on the Schedule 13G filed by Capital Research Global Investors on November 7, 2024, (a) Capital Research Global Investors has the sole voting power and sole dispositive power with respect to 11,342,242 Genius ordinary shares and (b) the address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071, USA.

Holders

As of March 10, 2025, we had approximately 128 shareholders of record of our ordinary shares and one shareholder of record of our B Shares. We estimate that as of March 10, 2025, approximately 96% of our outstanding ordinary shares are held by 31 US record holders, including Cede & Co., the nominee of the Depositary Trust Company, and 100% of our B Shares are held by one US record holder. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities. Because some of our ordinary shares are held through brokers or other nominees, the number of record holders of our ordinary shares with addresses in the US may be fewer than the number of beneficial owners of our ordinary shares in the US. Except as noted below with respect to the NFL Warrant Shares (as defined below), the Major Shareholders do not have different voting rights than other Genius shareholders.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Listing. Prior to the Listing, our principal shareholder was Maven TopHoldings SARL ("Maven"), which held ordinary shares representing 100% of our outstanding ordinary shares prior to the Listing. Also, on April 26, 2021, pursuant to the License Agreement, NFL Enterprises was issued 18,500,000 NFL Warrants, of which 11,250,000 were vested immediately upon issuance, and the balance will vest over the License Agreement’s remaining term or upon certain limited specified events on customary terms. Each NFL Warrant entitles NFL Enterprises to purchase one Genius ordinary share (each a “NFL Warrant Share”) for an exercise price of $0.01 per share. Each NFL Warrant was issued along with, and was stapled to, one B Share representing an economic value equal to the $0.0001 par value per share and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of one-tenth of a vote per B share.

Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius Governing Documents.

B.
Related Party Transactions

CFL Ventures

The Company recognized revenue of $2.3 million for the year ended December 31, 2024 from CFL Ventures, in which the Company has a minority interest.

Carbon Group

The Company made a payment of $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the year ended December 31, 2024.

Post-Listing Arrangements

In connection with the Listing, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Investor Rights Agreement

At the Closing, dMY, the Founders, Maven, certain shareholders who are officers and employees of TopCo, MidCo, Genius, Merger Sub and/or direct and indirect subsidiaries of TopCo (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the dMY IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) at the time of the Closing, the Sponsor was entitled to designate two directors of Genius, and the Sellers were entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius subject to the Seller’s maintaining certain ownership thresholds provided for in the Amended and Restated Investor Rights Agreement; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and six months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement. On April 26, 2021, the Investor Rights Agreement was amended and restated by the Amended and Restated Investor Rights Agreement, pursuant to which, in addition to the above and among other things, (i) Genius filed a shelf registration statement for registration of the resale of the NFL Warrant Shares, (ii) Genius provided NFL Enterprises customary piggyback registration rights with respect to the NFL Warrant Shares and (iii) NFL Enterprises was subject to a customary lock-up period and certain transfer restrictions. In contemplation of the additional public offering, the Company waived the applicable lock-up restrictions under the Amended and Restated Investor Rights Agreement for those selling shareholders in the additional public offering who were party thereto, solely with respect to the portion of their ordinary shares offered for sale in the additional public offering to the extent required to permit them to sell in the additional public offering. Further, we have filed the Resale F-1 to satisfy our obligations to register the offer and sale of ordinary shares by certain of our shareholders pursuant to the Investor Rights Agreement and Subscription Agreements. The Resale F-1 was declared effective on June 1, 2021, upon which their ordinary shares became freely tradable, subject to any applicable lock-up provisions in the Amended and Restated Investor Rights Agreement.

Second Amendment to the Amended and Restated Investor Rights Agreement

On September 14, 2023, Genius, Mark Locke, Maven and dMY entered into an amendment to the Amended and Restated Investor Rights Agreement (the “Second Amendment to the Amended and Restated Investor Rights Agreement” or “Second Amendment”) pursuant to which the parties agreed to (i) upon commencement of the first Underwritten Shelf Takedown (as defined in the Amended and Restated Investor Rights Agreement) following the date of the Second Amendment, amend the percentage of ordinary shares held by Mr. Locke, Genius’ Chief Executive Officer and a Director, that he may transfer by way of a pledge or other security interest (but not a sale of such shares) from 40% to 60% of the Registrable Securities (as defined in the Amended and Restated Investor Rights Agreement) held by him and (ii) upon the closing of the first Underwritten Shelf Takedown following the date of the Second Amendment, release the restriction in the Amended and Restated Investor Rights Agreement that limits the percentage of ordinary shares held by Mr. Locke that he may transfer by way of a pledge or other security interest (but not a release of the restrictions with respect to sales of such shares).

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Genius and dMY entered into certain subscription agreements, each dated October 27, 2020 (the “Subscription Agreements”), with the PIPE Investors, including the Caledonia US Funds, pursuant to which such PIPE Investors have subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment was consummated on April 20, 2021. The Genius ordinary shares issued in connection with the Subscription Agreements and the transactions contemplated thereby are not registered under the Securities Act and were issued in reliance upon the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

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

See Note 20, “Commitments and Contingencies” to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown, and which could adversely affect our business. See Item 3.D “Risk Factors—Risks Related to Legal Matters and Regulations—We may be subject to future litigation and investigations in various jurisdictions and with various plaintiffs in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business operations and financial position.” In addition, from time to time, others may assert claims against us, and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

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

B.
Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Genius ordinary shares are listed on the NYSE under the symbol “GENI.”

B.
Plan of Distribution

Not applicable.

C.
Markets

Genius ordinary shares are listed on the NYSE under the symbol “GENI.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not required.

B.
Memorandum and Articles of Incorporation

See Exhibit 2.2 to this Report for a summary of specified provisions of the Genius Governing Documents.

The Genius Board has yet to approve the date of the Company’s 2025 annual general meeting of shareholders (the "Annual Meeting"). The record date for shareholders entitled to notice of and to vote at the Annual Meeting has yet to be determined. Due to the fact that the Annual Meeting will be held more than 30 calendar days from the date of the Company’s 2023 annual general meeting of shareholders, the Company is providing the due date for submission of any qualified shareholder proposal or qualified shareholder nominations. The due date for such shareholder proposal or nominations is on a date yet to be determined.

C.
Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), all material contracts entered into by the Company in the past two years preceding the filing of this Report were entered into in the ordinary course of business.

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
S-corporations;
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
•
investors subject to the alternative minimum tax provisions of the US Tax Code;
•
US Holders (as defined below) that have a functional currency other than the US dollar;
•
accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the US Tax Code;
•
US expatriates;
•
non-US entities that are treated as domestic corporations under US “anti-inversion” rules;
•
holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of Genius ordinary shares; and
•
persons who received any Genius ordinary shares issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

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

This summary is based upon the US Tax Code, the Treasury Regulations promulgated by the US Treasury Department, current administrative interpretations and practices of the US Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any US federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

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

Based on the complex rules for determining share ownership under Section 7874 of the US Tax Code and certain factual assumptions, we believe that former dMY stockholders should be treated as holding less than 80% (by both vote and value) of Genius by reason of their former ownership of dMY common stock, and therefore we do not believe Genius satisfies the Ownership Test. As a result, we believe, and the remainder of this discussion assumes that Genius will not be treated as a US corporation for US federal income tax purposes under Section 7874 of the US Tax Code.

However, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the US Tax Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Genius’s status as a non-US corporation for US federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that Genius is treated as a US corporation for US federal income tax purposes under Section 7874 of the US Tax Code and the Treasury Regulations promulgated thereunder, Genius would be liable for US federal income tax on its income just like any other US corporation, and US Holders and Non-US Holders (as defined below) of Genius ordinary shares would be treated as holders of stock of a US corporation.

US Federal Income Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares

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

Dividends and Other Distributions on Genius Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Genius ordinary shares will generally be taxable as a dividend for US federal income tax purposes to the extent paid from Genius’ current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of Genius’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the US Holder’s adjusted tax basis in its Genius ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Genius ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.” The amount of any such distribution will include any amounts withheld by Genius (or another applicable withholding agent). Amounts treated as dividends that Genius pays to a US Holder that is a taxable corporation for US federal income tax purposes generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate US Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Genius ordinary shares are readily tradable on an established securities market in the United States or Genius is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Genius is not treated as a PFIC with respect to such US Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the US dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into US dollars at that time. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

Amounts taxable as dividends generally will be treated as income from sources outside the US and generally will, depending on the circumstances of the US Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such US Holder. The rules governing foreign tax credits are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules. US Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a US Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under US law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Notwithstanding the foregoing, if (a) Genius is 50% or more owned, by vote or value, by US persons and (b) at least 10% of Genius’s earnings and profits are attributable to sources within the US, then for foreign tax credit purposes, a portion of Genius’ dividends would be treated as derived from sources within the US. In such case, with respect to any dividend paid for any taxable year, the US-source ratio of such dividends for foreign tax credit purposes would be equal to the portion of Genius’ earnings and profits from sources within the US for such taxable year, divided by the total amount of Genius’ earnings and profits for such taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Genius ordinary shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the US Holder’s adjusted tax basis in such Genius ordinary share as calculated in US dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US Holder’s holding period for such Genius ordinary share exceeds one year. Long-term capital gain realized by a non-corporate US Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Genius ordinary shares generally will be US-source income or loss for purposes of computing the foreign tax credit allowable to a US Holder. Consequently, a US Holder may not be able to claim a credit for any non-US tax imposed upon a disposition of Genius ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Prospective US Holders are urged to consult their tax advisors as to the foreign tax credit implications of such sale, exchange or other taxable disposition of Genius ordinary shares.

Passive Foreign Investment Company Rules

General Rules. The treatment of US Holders of Genius ordinary shares could be materially different from that described above if Genius is treated as a PFIC for US federal income tax purposes.

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

If Genius is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a US Holder of Genius ordinary shares and the US Holder did not make either an applicable PFIC election (or elections), as further described below under the heading “ — PFIC Elections,” for the first taxable year of Genius in which it was treated as a PFIC, and in which the US Holder held (or was deemed to hold) such Genius ordinary shares or otherwise, such US Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the US Holder on the sale or other disposition of its Genius ordinary shares (which may include gain realized by reason of transfers of Genius ordinary shares that would otherwise qualify as nonrecognition transactions for US federal income tax purposes) and (ii) any “excess distribution” made to the US Holder (generally, any distributions to such US Holder during a taxable year of the US Holder that are greater than 125% of the average annual distributions received by such US Holder in respect of the Genius ordinary shares during the three preceding taxable years of such US Holder or, if shorter, such US Holder’s holding period for the Genius ordinary shares).

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
•
the amount allocated to other taxable years (or portions thereof) of the US Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the US Holder without regard to the US Holder’s other items of income and loss for such taxable year; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the US Holder with respect to the tax attributable to each such other taxable year of the US Holder.

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

If a US Holder has made a QEF election with respect to its Genius ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for Genius’s first taxable year as a PFIC in which the US Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of Genius ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if Genius is a PFIC for any taxable year, a US Holder of Genius ordinary shares that has made a QEF election will be currently taxed on its pro rata share of Genius’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such US Holder. The tax basis of a US Holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if Genius is not a PFIC for any taxable year, such US Holder will not be subject to the QEF inclusion regime with respect to Genius ordinary shares for such a taxable year. Once a US Holder has made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional Genius ordinary shares acquired after the QEF election is made. If a US Holder were to make a QEF election after the first year that it was treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless such US Holder were to make a "purging election". The purging election would create a deemed sale of the US Holder’s previously held Genius ordinary shares. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, a US Holder would have a new basis and holding period in its Genius ordinary shares.

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE (on which Genius ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Genius ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. US Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Genius ordinary shares under their particular circumstances.

Related PFIC Rules. If Genius is a PFIC and, at any time, has a non-US subsidiary that is classified as a PFIC, a US Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Genius receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the US Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, Genius will endeavor to cause any lower-tier PFIC to provide to a US Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that Genius will have timely knowledge of the status of any such lower-tier PFIC. In addition, Genius may not hold a controlling interest in any such lower- tier PFIC and thus there can be no assurance Genius will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. US Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

US Federal Income Tax Consequences to Non-US Holders of Ownership and Disposition of Genius Ordinary Shares

As used herein, a “Non-US Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for US federal income tax purposes) of, Genius ordinary shares that is not a US Holder.

The following describes US federal income tax considerations relating to the ownership and disposition of Genius ordinary shares by a Non-US Holder.

Dividends and Other Distributions on Genius Ordinary Shares

Subject to the discussion below concerning backup withholding, Non-US Holders generally will not be subject to US federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions received from Genius on Genius ordinary shares unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-US Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-US Holder in the United States), in which case, a Non-US Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “US Federal Income Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Dividends and Other Distributions on Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-US Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

A Non-US Holder described in the first bullet point above will be subject to regular US federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “ — US Federal Income Tax to US Holders of Ownership and Disposition of Genius Ordinary Shares — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-US Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

THE US FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, NON-US AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN US OR OTHER TAX LAWS.

UK Tax Considerations

The comments below provide a general summary of certain UK tax considerations relating to the holding of ordinary shares issued by Genius. They do not address any other matter. The comments below are of a general nature and are not intended to be an exhaustive summary of all UK tax considerations relating to an investment in the Genius ordinary shares. The comments below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) relating only to certain aspects of UK tax, both of which may be subject to change, possibly with retrospective effect. They do not necessarily apply where any income from the Genius ordinary shares is deemed for tax purposes to be the income of any other person. The UK tax treatment of prospective holders of Genius ordinary shares depends on their individual circumstances and may be subject to change in the future. The comments below relate only to the position of persons who are not resident in the UK for tax purposes, who are the absolute beneficial owners of Genius ordinary shares (and any dividends payable on their Genius ordinary shares) and who hold Genius ordinary shares as a capital investment. Certain classes of persons (such as charities, trustees, brokers, dealers, market makers, depositaries, clearance services, certain professional investors, persons connected with Genius or persons who acquire (or are deemed to acquire) shares by reason of an office or employment) may be subject to special rules and the comments below do not apply to such holders. The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of Genius ordinary shares who is in doubt as to their own tax position or who may be subject to tax in a jurisdiction other than the UK should consult their professional advisers.

Tax Residency of Genius

Genius should be treated as resident in the UK for UK tax purposes provided that its central management and control is exercised in the UK and subject to the provisions of any applicable double taxation treaty. So far as practicable, Genius intends to conduct its affairs such that it is treated as resident solely in the UK for tax purposes. The comments below assume that Genius will be resident solely in the UK for UK tax purposes.

Withholding Tax

Payments of dividends on the Genius ordinary shares may be made by Genius without withholding or deduction for or on account of UK income tax.

Non-UK Holders

A holder (whether an individual or body corporate) of Genius ordinary shares which is resident or otherwise subject to tax outside the UK may be subject to foreign tax on income and/or capital gains under local law. Holders to whom this may apply should obtain their own tax advice concerning tax liabilities relating to the Genius ordinary shares.

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

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius ordinary shares should not be chargeable to UK tax in the hands of holders of Genius ordinary shares (other than certain trustees) who are not resident for tax purposes in the UK, except where the holder carries on a trade, profession or vocation in the UK through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the UK, in connection with which the capital gain is realised or to which the Genius ordinary shares are attributable.

A holder of Genius ordinary shares who is an individual and who is temporarily resident for tax purposes outside the UK at the date of disposal (or deemed disposal) of the Genius ordinary shares may also be liable, on their return to the UK, to UK tax on chargeable gains (subject to any available exemption or relief).

Any holder or prospective holder of Genius ordinary shares who is in doubt as to their own tax position, who is resident for tax purposes in the UK or who may be subject to tax in a jurisdiction other than the UK should consult their professional advisers.

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

As Genius is not incorporated in the UK, it is considered that no SDRT should be payable on the transfer of, or an agreement to transfer, the Genius ordinary shares provided that the Genius ordinary shares are not registered in a register kept in the UK by or on behalf of Genius. It is not intended that such a register will be kept in the UK.

No UK stamp duty should be payable on the transfer of the Genius ordinary shares provided that this does not involve a written instrument of transfer. UK stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer, could arise in respect of a written instrument effecting the transfer of the Genius ordinary shares.

THE UK TAX CONSIDERATIONS RELATING TO THE GENIUS ORDINARY SHARES ARE COMPLEX. THE FOREGOING COMMENTS DO NOT ADDRESS ALL ASPECTS OF THE UK TAX THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF

GENIUS ORDINARY SHARES. ALL HOLDERS AND PROSPECTIVE HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISER.

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

Taxation of Genius

It is the intention of the Directors to conduct the affairs of Genius so as to ensure that it is UK tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdom), (ii) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

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

F.
Dividends and Paying Agents

Not required.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.
Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Report under Item 5.A.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities.

Not required.

B.
Warrants and Rights.

Not required.

C.
Other Securities.

Not required.

D.
American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Please see the report of WithumSmith+Brown, PC, an independent registered public accounting firm, included in Item 18. "Financial Statements.”

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised only of independent Non-Executive Directors. During the 2024 year, the Genius Board deemed that Ms. Bradley, Mr. Bach and Mr. Kay satisfied the financial expertise requirement as defined by the SEC under Section 407 of the Sarbanes-Oxley Act.

As of the date of this report, Ms. Bradley, who for the purposes of Sarbanes-Oxley Act and the NYSE governance requirements, has been determined by the Genius Board to be the “audit committee financial expert” as defined by the SEC, is the Chair of the Audit Committee.

The Genius Board is satisfied that Mr. Bach and Mr. Kay is competent in financial matters and has recent and relevant experience.

ITEM 16B. CODE OF ETHICS

The Genius Board has adopted a Code of Conduct, a copy of which is available on Genius’ EDGAR profile at www.sec.gov, and is available on our website at https://investors.geniussports.com/governance/governance-documents/. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Genius’ website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Our Code of Conduct, which cross-references the Company’s formal Conflicts of Interest Policy, includes provisions stating that individuals should avoid situations that may result in a conflict of interest. The Genius Board reviews conflicts which involve directors of the Company. During the 2024 year, the Conflicts of Interest Policy was followed.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Audit Fees	$1,411,800	$702,000
Audit-Related Fees	83,200	83,200
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,495,000	$785,200

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 were related to the audit of our annual financial statements, internal control reviews, and other audit or interim review services provided in connection with regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2024 and 2023 were related to services in connection with regulatory filings.

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

Board Committee Composition—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. As a foreign private issuer, we are exempt from these requirements and may follow home country governance which does not require full independence for any committees of the Genius Board. During the 2024, we did not meet the NYSE independence requirements for the Nominating and Corporate Governance Committee. The Company’s Compensation Committee and Audit Committees were comprised of entirely independent directors as of December 31, 2024.

Majority Independence—NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Our home country practice does not mandate a majority independent board of directors. In 2024, the Company followed home country practice, but applied the NYSE six bright line test for director independence. The Genius Board determined that all directors were independent save for Mr. Locke who sits as the Company’s Chief Executive Officer and Mr. Burns.

Shareholder Approval of Equity Plans—The NYSE rules require shareholder approval of equity compensation plans and other compensation disclosures in relation to officers, directors or employees and any material amendments thereto, but as a foreign private issuer we are permitted to follow home country practice in lieu of those rules. Under home country practice, shareholder approval of stock option plans and other equity compensation arrangements is not required (subject to the specific terms of the plans and arrangements), and the Genius Board is entitled to approve compensation and equity measures.

Compliance certification—The chief executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification. However, he is required to notify the NYSE promptly in writing after any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company.

Regulation of Compliance with Governance Standards— Guernsey allows companies to apply the UK Governance Code or the Guernsey Finance Sector Code of Corporate Governance (collectively, the “Codes”) to their governance practices in order to satisfy Guernsey governance requirements, even where neither code is directly applicable to the business. The Codes contain a series of principles and provisions (collectively the “Principles”) which should be applied to the Company and disclosed. Non-compliance with the Principles does not automatically make a company subject (whether voluntarily or otherwise) to the Code liable to any sanction or proceedings It is not, however, mandatory for companies to follow these principles. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.

Disclosures— The Company is not required to comply with the proxy requirements in the form and manner defined in Schedule14A.

Other home country corporate governance practices diverge from the corporate governance standards required by NYSE for domestic issuers; however, we believe our other governance practices as a whole are not materially different from those required under NYSE listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale and other dispositions of the Company’s securities by senior management, directors and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 11.1 to this Report.

ITEM 16K. CYBERSECURITY

Genius Sports is committed to meeting the cybersecurity expectations of its internal and external stakeholders. Top-level support and ultimate accountability for information security, including cybersecurity, is provided at the Executive and Board-level. We have a dedicated Information Security function, led by our Vice President of Information Security, to maintain oversight of our Information Security Management System ("ISMS"), aligned to ISO/IEC 27001:2022, the international standard for Information Security.

We recognize the importance of ensuring the ongoing protection of our systems and data and we have made efforts to ensure that policies and practices are effectively implemented to protect against cybersecurity related threats. The Company has established a Cybersecurity Awareness Program which includes training that reinforces the Company’s Information Security policies, standards and practices, as well as the expectation that employees comply with these policies to protect Company resources and information. Training is mandated for all employees globally upon joining the Company and refresher training is issued thereafter. Training is supplemented with awareness initiatives, including frequent cybersecurity communications and periodic phishing tests. The Company additionally provides Information Security personnel with allowances to undertake specialized security training as relevant to their role. Finally, the Company’s Global Privacy Program requires all employees to take periodic awareness training on data privacy. This privacy-focused training includes information about confidentiality and security, as well as responding to unauthorized access to or use of information.

The Company conducts monitoring for cybersecurity incidents and threats using various security technology with support from a managed SOC service, providing continuous monitoring and response. Established incident response procedures and documentation define the activities taken to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputation damage. Third-party cybersecurity experts are retained to support in the event of a crisis, providing services including forensic investigation, ransom negotiations, and crisis communications. Annual tabletop exercises are conducted to simulate a response to a major incident, and findings are used to improve our practices, procedures, and technologies.

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

The management of cybersecurity risks is integrated with our Enterprise Risk Management program, alongside other company risks. Our Enterprise Risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations.

Due diligence reviews are conducted against third-party vendors who may pose a risk to the security of our Company’s critical data and systems. Such reviews assess the privacy and cybersecurity standards of third parties and any associated risks that require mitigation prior to being granted access to Company resources and information. Risks associated with third parties are assessed, managed and communicated in accordance with our Enterprise Risk Management program.

Material cybersecurity risks are assessed and managed by members of management with relevant expertise to ensure they are handled in a manner that is commensurate with their potential impact on the business if realized. Such risks have not had a material effect on the company to date. Management members include the Vice President of Security and the Chief Technology Officer ("CTO"). Our CTO brings over 20 years of experience in cybersecurity, having led large-scale security initiatives across cloud, financial services, and enterprise software. Our Vice President of Security has served various roles in information security and has attained undergraduate and graduate degrees in relevant fields, as well as professional certifications including Certified Information Security Manager, Certified ISO 27001 Lead Implementer, and Certified GDPR Practitioner.

The Risk Management Steering Committee maintains oversight of our cybersecurity risk posture. It is chaired by the Chief Risk Officer with contribution from the Vice President of Security and includes Executive-level representation including the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Committee meets regularly to discuss the management of cybersecurity risks and incidents and will further disseminate any material information to the wider Executive-team and the Genius Board. The Genius Board has delegated to the Audit Committee top-level oversight of Company risks, including cybersecurity risks. The Audit Committee receives updates on both a scheduled and ad hoc basis, as and when required.

The threat landscape continues to evolve and attacks are becoming increasingly sophisticated, particularly with advancements in AI and its increased accessibility. Despite our efforts to embed effective security controls and practices, we expect that we will not be able to anticipate and protect against all cybersecurity threats, and incidents can always arise due to human error. This is reflected in Part I, Item 3D, "Risk Factors,", specifically the risks described under "Risks Related to Genius Sports Group’s Technology, Intellectual Property, and Infrastructure."

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Genius’ financial statements as required under Item 18 are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1

Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 28, 2021).

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

4.2	Amendment to the Amended and Restated Investor Rights Agreement, dated as of December 31, 2022 by and among Genius Sports Limited, Mark Locke, Maven Top Holdings S.a.r.l. and dMY Sponsor II LLC.*
4.3	Second Amendment to the Amended and Restated Investor Rights Agreement, dated September 14, 2023, by and among Genius Sports Limited, Mark Locke, Maven TopHoldings SARL and Dmy Sponsor II LLC.*
4.4

Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 Genius Sports Limited’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.5	Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.8 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).
4.6

Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.9 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.7

Genius Sports Limited 2021 Option Plan (incorporated by reference to Exhibit 4.10 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.8	Form of Director Agreements (incorporated by reference to Exhibit 4.11 of Genius Sports Limited’s Shell Company Report on Form 20- F (File No. 001-40352) filed with the SEC on April 27, 2021).
4.9

Genius Sports Limited 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-8 (File No. 333-264254) filed with the SEC on April 12, 2022).

4.10

Credit Agreement, dated April 29, 2024, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger (incorporated by reference to Exhibit 10.1 of Genius Sports Limited’s Form 6-K filed with the SEC on May 8, 2024).+

4.11

Amendment to the Credit Agreement, dated July 10, 2024, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger (incorporated by reference to Exhibit 10.1 of Genius Sports Limited’s Form 6-K filed with the SEC on August 6, 2024).+

4.12

Second Amendment to the Credit Agreement, dated March 7, 2025, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger.*+

8.1	Subsidiaries of the Registrant*
11.1	Insider Trading Policy*
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**
15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*
97.1	Policy for the Recovery of Erroneously Awarded Compensation*
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

+ Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED

March 14, 2025	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors,

Genius Sports Limited:

Opinion on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Genius Sports Limited and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in 2013 Internal Control—Integrated Framework issued by the COSO.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Equity-settled Performance-Based Restricted Share Units Valuation

Description of the Matter

As described in Notes 1 and 16 to the consolidated financial statements, the Company issues equity-settled performance-based restricted share units (“PSUs”) with a market condition related to volume weighted average trading price performance of the Company’s common stock and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA. For stock-based awards subject to performance conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The awards have the potential to be earned at 0% – 150% of the number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period. For the year ended December 31, 2024, stock-based compensation expense attributable to PSUs was $32.6 million. We identified the assessment of the probability of achieving the performance-based vesting criteria and the related estimated payment of PSUs as a critical audit matter. The cumulative revenue and cumulative adjusted EBITDA projections used in the probability assessment for performance condition PSUs requires judgement due to the subjectivity of the revenue growth rates, adjusted EBITDA margins and certain other assumptions used in the projections. The Monte Carlo simulation was used to determine the fair value of PSUs with market-based conditions, which requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. Auditing these elements required especially challenging and subjective auditor judgment due to the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit

To address this matter, through our integrated audit approach, we performed both control testing as well as substantive audit procedures. We obtained an understanding of, evaluated the design and tested the operating effectiveness of management’s controls over the Company’s processes related to the valuation of stock-based compensation, including management using a third-party specialist to assist with the Monte Carlo simulation to determine the fair value of PSUs with market-based conditions.

The primary procedures we performed to address this critical audit matter included, among others, the following:

•
comparing the Company’s revenue and adjusted EBITDA projections for the current year to current year results,
•
evaluating the consistency of the revenue growth rates and certain other assumptions with external industry data,
•
comparing the forecasted growth in revenue, forecasted adjusted EBITDA and certain other assumptions to historical results
•
testing the accuracy of the Company’s calculations and assessing the completeness and accuracy of the underlying data used in the calculations, and
•
involving our valuation specialists to test the reasonableness of the Company’s Monte Carlo simulation results for the PSUs with market-based conditions.

Contract Asset and Contract Liability Valuation

Description of the Matter

As described in Notes 1 and 2 to the consolidated financial statements, the timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in contract assets or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional. As of December 31, 2024, the Company had $30.6 million of contract assets and $73.4 million of contract liabilities, recognized as deferred revenue. We identified the valuation of the contract assets and contract liabilities as a critical audit matter due to the nature of the balances affecting revenue and the extent of effort required in performing our audit procedures to evaluate the reasonableness of the account balances through our contract and revenue testing.

How We Addressed the Matter in Our Audit

To address this matter, through our integrated audit approach, we performed both control testing as well as substantive audit procedures. We obtained an understanding of, evaluated the design and tested the operating effectiveness of management’s controls over the Company’s processes to calculate contract asset and contract liability balances as well as management’s review procedures related to the reconciliations and quarter end balances of the accounts.

The primary procedures we performed to address this critical audit matter included, among others, the following:

•
evaluating the appropriateness of the Company’s methodologies, assumptions, and underlying data and inputs used in valuing the contract assets and liabilities by comparing assumptions used by management to historical information, independent calculations for a sample of transactions, and evidence obtained in other areas of the audit,
•
testing the accuracy of the Company’s recorded revenue for a sample of transactions by agreeing the revenue to underlying contracts and third-party support and performing independent calculations related to the revenue recorded, and
•
testing the accuracy of the Company’s calculations and assessing the completeness and accuracy of the underlying data used in the calculations.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 14, 2025

PCAOB ID Number 100

Genius Sports Limited

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$110,213	$100,331
Restricted cash, current	25,026	—
Accounts receivable, net	85,491	71,088
Contract assets	30,632	38,802
Prepaid expenses	27,333	27,231
Other current assets	9,902	7,329
Total current assets	288,597	244,781
Property and equipment, net	19,016	11,552
Intangible assets, net	115,539	129,670
Operating lease right-of-use assets	7,488	7,011
Goodwill	326,011	326,011
Deferred tax asset	1,192	—
Investments	31,717	26,399
Restricted cash, non-current	—	25,462
Other assets	2,706	4,838
Total assets	$792,266	$775,724
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,661	$57,379
Accrued expenses	79,172	56,331
Deferred revenue	73,388	44,345
Current debt	19	7,573
Operating lease liabilities, current	3,003	3,610
Other current liabilities	9,327	13,676
Total current liabilities	201,570	182,914
Long-term debt – less current portion	—	19
Deferred tax liability	13,802	15,335
Operating lease liabilities, non-current	4,489	3,501
Other liabilities	—	936
Total liabilities	219,861	202,705
Commitments and contingencies (Note 20)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,153	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,700,065	1,646,082
Treasury stock, at cost, 4,105,948 shares at December 31, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,087,527)	(1,024,487)
Accumulated other comprehensive loss	(24,635)	(33,057)
Total shareholders’ equity	572,405	573,019
Total liabilities and shareholders’ equity	$792,266	$775,724

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023	2022
Revenue	$510,894	$412,977	$341,029
Cost of revenue	382,187	343,972	338,166
Gross profit	128,707	69,005	2,863
Operating expenses:
Sales and marketing	37,411	29,432	31,344
Research and development	24,576	26,070	29,894
General and administrative	123,011	85,167	122,829
Transaction expenses	2,246	2,494	1,668
Total operating expense	187,244	143,163	185,735
Loss from operations	(58,537)	(74,158)	(182,872)
Interest income (expense), net	921	1,953	(1,487)
Loss on disposal of assets	(147)	(291)	(292)
Gain (loss) on fair value remeasurement of contingent consideration	1,024	(2,919)	218
Change in fair value of derivative warrant liabilities	—	(534)	10,132
Loss on abandonment of assets	—	(11,226)	—
(Loss) gain on foreign currency	(9,519)	3,875	(8,979)
Total other expense	(7,721)	(9,142)	(408)
Loss before income taxes	(66,258)	(83,300)	(183,280)
Income tax expense	(509)	(5,340)	(1,714)
Gain from equity method investment	3,727	3,106	3,358
Net loss	$(63,040)	$(85,534)	$(181,636)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.27)	$(0.38)	$(0.85)
Weighted average common stock outstanding:
Basic and diluted	229,509,169	225,882,254	213,391,134

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Net loss	$(63,040)	$(85,534)	$(181,636)
Other comprehensive income (loss):
Foreign currency translation adjustments	8,422	22,112	(54,996)
Comprehensive loss	$(54,618)	$(63,422)	$(236,632)

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2022	193,585,625	$1,936	18,500,000	$2	$1,461,730	—	$—	$(757,317)	$(173)	$706,178
Net loss	—	—	—	—	—	—	—	(181,636)	—	(181,636)
Stock-based compensation	—	—	—	—	89,817	—	—	—	—	89,817
Vesting of shares	5,566,393	56	—	—	(56)	—	—	—	—	—
Issuance of common stock in connection with business combinations	2,701,576	27	—	—	17,425	—	—	—	—	17,452
Issuance of common stock in connection with warrant redemptions	101	—	—	—	1	—	—	—	—	1
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(54,996)	(54,996)
Balance at December 31, 2022	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(85,534)	—	(85,534)
Stock-based compensation	—	—	—	—	35,168	—	—	—	—	35,168
Vesting of shares	1,639,196	16	—	—	(16)	—	—	—	—	—
Issuance of common stock in connection with business combinations	2,063,697	21	—	—	10,136	—	—	—	—	10,157
Issuance of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	22,112	22,112
Balance at December 31, 2023	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(63,040)	—	(63,040)
Stock-based compensation	—	—	—	—	54,004	—	—	—	—	54,004
Vesting of shares	2,037,106	21	—	—	(21)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,422	8,422
Balance at December 31, 2024	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2024	2023	2022
Cash Flows from operating activities:
Net loss	$(63,040)	$(85,534)	$(181,636)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	72,572	77,308	68,529
Loss on disposal of assets	147	291	292
(Gain) loss on fair value remeasurement of contingent consideration	(1,024)	2,919	(218)
Stock-based compensation	54,475	35,318	89,839
Change in fair value of derivative warrant liabilities	—	534	(10,132)
Non-cash consideration, net	(2,283)	(684)	(426)
Non-cash interest expense, net	—	258	689
Non-cash lease expense	4,604	3,929	6,029
Gain on lease termination	—	—	(642)
Loss on lease abandonment	—	—	281
Amortization of contract cost	1,280	1,009	862
Deferred income taxes	(2,724)	(444)	(113)
Allowance for expected credit losses	1,630	2,518	2,186
Gain from equity method investment	(3,727)	(3,106)	(3,358)
Loss on abandonment of assets	—	11,226	—
Loss (gain) on foreign currency remeasurement	9,238	(5,571)	5,577
Changes in operating assets and liabilities
Accounts receivable	(15,860)	(32,489)	8,796
Contract assets	8,170	1,610	(19,491)
Prepaid expenses	(101)	(8,643)	(7,120)
Other current assets	(754)	1,156	4,986
Other assets	(1,014)	(1,495)	(2,122)
Accounts payable	(20,718)	22,065	15,743
Accrued expenses	22,841	(3,513)	7,147
Deferred revenue	27,603	906	14,939
Other current liabilities	(4,727)	(1,936)	12,519
Operating lease liabilities	(4,727)	(3,672)	(6,395)
Other liabilities	—	916	(10,216)
Net cash provided by (used in) operating activities	81,861	14,876	(3,455)
Cash flows from investing activities:
Purchases of property and equipment	(11,391)	(3,569)	(5,967)
Capitalization of internally developed software costs	(51,963)	(44,158)	(41,387)
Capitalization of installation costs	(902)	—	—
Distributions from (contributions to) equity method investments	1,561	1,555	(7,871)
Equity investments without readily determinable fair values	—	—	(150)
Purchases of intangible assets	—	(1,416)	(196)
Acquisition of business, net of cash acquired	—	—	(20)
Proceeds from disposal of assets	10	18	770
Net cash used in investing activities	(62,685)	(47,570)	(54,821)
Cash flows from financing activities:
Repayment of loans and mortgage	(22)	(21)	(21)
Proceeds from exercise of Public Warrants	—	6,812	—
Repayment of promissory notes	(7,575)	(7,387)	—
Net cash used in financing activities	(7,597)	(596)	(21)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,133)	63	(5,061)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,446	(33,227)	(63,358)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020	222,378
Cash, cash equivalents and restricted cash at end of period	$135,239	$125,793	$159,020
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$1,224	$8	$798
Cash paid during the period for income taxes	$2,478	$4,490	$2,054
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653	$—
Promissory notes arising from equity method investments	$—	$—	$14,688
Issuance of common stock in connection with business combinations	$—	$10,157	$17,452

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

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with US generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Functional Currency

Due to the change in the primary economic environment in which the Company operates in, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from Pound Sterling (“GBP”) to United States Dollars (“USD”). The change in functional currency was accounted for prospectively from January 1, 2024 in accordance with ASC 830, Foreign Currency Matters, and consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statements of operations within (loss) gain on foreign currency.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, revenue recognition and capitalization of internally developed software costs. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and contract assets. Some of the cash and cash equivalents held exceed federally insured limits. Management does not believe the Company is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2024, one customer accounted for 12% of the Company's accounts receivable. No individual customer accounted for 10% or more of the Company’s accounts receivable as of December 31, 2023.

As of December 31, 2024, one vendor accounted for 68% of the Company’s accounts payable. As of December 31, 2023, two vendors accounted for 58% of the Company’s accounts payable.

Segment Information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess the Company’s financial and operational performance. The Company’s CODM is the Chief Executive Officer. In addition, the Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, management has determined that the Company’s business operates in a single operating segment.

Genius Sports Limited

Notes to Consolidated Financial Statements

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in restricted cash, current and restricted cash, non-current, as applicable, on the consolidated balance sheets.

As of December 31, 2024 and 2023, restricted cash relates to a guarantee issued by the Company that serves as collateral for certain obligations occurring in the normal course of business.

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

Prepaid expenses

Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods. Prepaid expenses are not converted to cash and are classified as current assets because if they were not prepaid, they would have required the use of current assets during the coming year. The Company generally recognizes prepaid expenses related to data and streaming rights fees, subscriptions, supplier agreements and operating costs. Prepaid expenses are generally derecognized over time from the balance sheet as the benefits are consumed or received. In instances where the Company determines that prepaid expenses will no longer result in future benefits that are consumed or received, the Company derecognizes the relevant prepaid expense as if incurred in the consolidated statements of operations.

In the year ended December 31, 2023, the Company derecognized prepaid expenses of $11.2 million related to a supplier contract whereby the Company paid for hardware and related costs which are not expected to be utilized. The derecognition of the prepaid expenses is presented as a loss on abandonment of assets in the consolidated statements of operations.

Inventory

Inventory mainly consists of video and other camera equipment for resale to customers. Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2024, 2023 and 2022. Inventory is included in other current assets in the consolidated balance sheets. As of December 31, 2024 and 2023, total inventory consisted of finished goods of $0.5 million and $0.3 million, respectively.

Genius Sports Limited

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. The estimated useful lives of the Company’s assets are as follows:

Estimated Useful Lives
(years)
Buildings	50
Stadium equipment	5
IT equipment	3
Furniture and fixtures	4
Other equipment	10

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

Technology

Technology is finite-lived intangible asset amortized on a straight-line basis over its estimated useful life of three years. Technology primarily represents Genius Sports proprietary sports management technology platform generated through business combinations. The related amortization expense is classified as cost of revenue in the consolidated statements of operations. Technology also includes other acquired third-party software not acquired in business combinations. The related amortization expense for third-party software is generally classified as general and administrative and research and development expenses in the consolidated statements of operations.

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

Goodwill

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, “Intangibles—Goodwill and Other” (“ASC 350”).

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

In accordance with ASC 350, impairment of goodwill is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of Long-Lived Assets

Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2024, 2023 and 2022.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

From time to time, the Company may enter into sublease agreements with third parties. The subleases generally do not relieve the Company of its primary obligations under the corresponding primary lease. As a result, the Company accounts for the primary lease based on the original assessment at lease inception. If the total remaining lease cost on the primary lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use asset is assessed for impairment. The Company’s subleases are operating leases, and the Company recognizes sublease income on a straight- line basis over the sublease term.

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

As of December 31, 2024 and 2023, the Company held investments in CFL Ventures and one other private company.

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

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis under ASC 820, Fair Value Measurements and Disclosures, include warrant liabilities and contingent consideration (see Note 17 – Fair Value Measurements for details). The Company also measures certain other instruments, including stock-based compensation awards and certain assets and liabilities acquired in a business combination at fair value on a nonrecurring basis. The determination of fair value involves the use of appropriate valuation methods and relevant inputs into valuation models. The fair value of the Company’s other assets and liabilities, which qualify as financial instruments under ASC 820 approximates the carrying amounts represented in the consolidated balance sheets.

Revenue Recognition

ASC 606 requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard

Genius Sports Limited

Notes to Consolidated Financial Statements

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
•
Allocate the transaction price to performance obligations in the contract; and
•
Recognize revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

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

The services are generally provided over a contract term of one year or less. The arrangements contain fixed fees, which are generally prepaid by customers. Revenue is recognized over time as the services are performed using an input method based on costs to secure advertising space. The Company is the principal in these arrangements as it is primarily responsible for delivery and acceptability of the advertisements, bears inventory risk and has discretion in setting the margins applied; therefore, revenue is presented gross.

Creative Video Marketing

The Company provides customers with data driven video marketing capabilities through a creative performance platform. Customers generally access the Company’s SaaS creative performance platform through a fixed fee annual license model. Customers do not take possession of the

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Fan Engagement

The Company provides customers with a suite of technology solutions for digital fan engagement products and free-to-play games. Customers subscribe to the products through a fixed fee annual license model, subject to certain variable components. The customers do not take possession of the products and F2P games as they are accessed through a hosted service over a specified number of events or defined sporting season. Revenue is recognized over-time on a straight-line basis as customers receive and consume benefit of the products, which is typically over the course of a number of events or a defined sporting season.

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

In connection with these hosting services, the Company primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, the Company estimates the fair value of noncash consideration by reference to the estimated standalone selling price of the services promised to the customer maximizing the use of observable inputs. Revenue is recognized either ratably over the contract term or as the services are provided by event or season, depending on the nature of the performance obligation.

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

Tracking, Analytics and Video Augmentation

The Company provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game. Customers generally contract for the combined output of the tracking service and the tracking data platform under a fixed fee arrangement. Customers access the Company’s tracking data platform through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software for the tracking data platform. The Company stands ready to provide tracking services and access to the tracking data platform on a continuous basis through the hosted service over the contract term. The tracking equipment is generally leased to customers in an operating lease arrangement, with equipment rental income accounted for under the scope of ASC 842 Leases rather than the ASC 606. Equipment rental income, if material, is disclosed separately as other revenue in Note 2 – Revenue.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Genius Sports Limited

Notes to Consolidated Financial Statements

basis in the period in which the revisions to the estimates are made. The impact of application of catch-up adjustments were immaterial in the periods presented.

Costs Capitalized to Obtain Contracts with Customers

The Company capitalizes incremental costs of obtaining contracts with customers. The Company has determined that certain internal sale force incentive programs meet the requirements to be capitalized. The Company applies the practical expedient to expense costs as incurred for costs to obtain contracts with customers when the amortization period would have been one year or less. Capitalized incremental costs are recognized over related contract terms. Capitalized amounts are recoverable through future revenue streams under all non-cancellable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

Capitalized costs to obtain contracts with customers are included in other assets in the accompanying consolidated balance sheets. Amortization of capitalized costs to obtain contracts with customers is included in sales and marketing expense in the accompanying consolidated statements of operations.

During the year ended December 31, 2024, the Company capitalized $1.6 million of costs to obtain contracts with customers and amortized $1.3 million. During the year ended December 31, 2023, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $1.0 million. During the year ended December 31, 2022, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $0.9 million. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.

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

Research and Development

Research and development expenses consist primarily of costs incurred for the development of new products related to the Company’s platform and services, as well as improving existing products and services. The costs incurred include stock-based compensation, related personnel salaries and benefits, facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs. To date, research and development expenses have been expensed as incurred and included in the consolidated statements of operations.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. The Company measures the cost of stock-based awards including restricted shares, stock options, equity-settled restricted share units and equity-settled performance- based restricted share units granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock- based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis. The Company elects to recognize the effect of forfeitures in the period they occur.

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

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognized income tax positions are measured at the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the deferred tax liability line in the consolidated balance sheets.

Net Loss Per Share Attributable to Common Shareholders

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

Genius Sports Limited

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for the Company beginning January 1, 2025, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the consolidated financial statements.

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company adopted ASU 2021-08 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard resulted in additional disclosures including significant segment expenses provided to the CODM (see Note 3 – Segment Information).

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Year Ended December 31,
	2024	2023	2022
Revenue by Product Line
Betting Technology, Content and Services	$354,856	$274,235	$209,251
Media Technology, Content and Services	105,313	91,605	82,698
Sports Technology and Services	50,725	47,137	49,080
Total	$510,894	$412,977	$341,029

Revenues by Major Customers

One customer accounted for 13% of revenue in the year ended December 31, 2024. No customers accounted for 10% or more of revenue in the year ended December 31, 2023. One customer accounted for 11% of revenue in the year ended December 31, 2022.

Revenue from Other Sources

For the years ended December 31, 2024, 2023 and 2022, revenue for the Sports Technology and Services product line includes an immaterial

Genius Sports Limited

Notes to Consolidated Financial Statements

amount of revenue from other sources in relation to equipment rental income.

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

Revenue allocated to remaining performance obligations was $665.5 million as of December 31, 2024. The Company expects to recognize approximately 48% in revenue within one year, and the remainder within the next 13–96 months.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $102.3 million, $80.9 million, and $58.6 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 5 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of December 31, 2024, the Company had $30.6 million of contract assets and $73.4 million of contract liabilities, recognized as deferred revenue. As of December 31, 2023, the Company had $38.8 million of contract assets and $44.3 million of contract liabilities, recognized as deferred revenue. As of December 31, 2022, the Company had $38.4 million of contract assets and $41.3 million of contract liabilities, recognized as deferred revenue.

The $8.2 million decrease in contract assets as compared to the balance of $38.8 million as of December 31, 2023 is due to efficiencies in revenue invoicing. The $29.1 million increase in deferred revenue as compared to the balance of $44.3 million as of December 31, 2023 is primarily due to Betting Technology, Content and Services revenues.

The Company recognized revenue of $43.8 million, $40.9 million and $27.8 million in the years ended December 31, 2024, 2023 and 2022, respectively from the deferred revenue beginning balance in each period.

Note 3. Segment Information

The Company has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer.

The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the consolidated statements of operations as net loss.

The measure of segment assets is reported on the consolidated balance sheets as total assets. Net loss is used by our CODM to identify underlying trends in the performance of the Company and make comparisons with the financial performance of competitors. Net loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Genius Sports Limited

Notes to Consolidated Financial Statements

Significant segment expenses provided to the CODM for the year ended December 31, 2024 are as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Revenue	$510,894	$412,977	$341,029
Data and streaming rights	(188,053)	(153,802)	(128,507)
Media direct costs	(55,230)	(39,913)	(37,644)
Other direct variable costs	(54,839)	(57,367)	(55,295)
Employee expenses	(138,021)	(120,382)	(121,019)
Capitalized software development costs	51,963	44,158	41,387
Overhead costs	(54,678)	(43,704)	(61,922)
Other segment items (1)	(135,076)	(127,501)	(159,665)
Net loss	$(63,040)	$(85,534)	$(181,636)

(1)
Other segment items include transaction expenses, stock-based compensation, amortization of internally developed software costs, other depreciation and amortization, interest income (expense), net, gain (loss) on fair value remeasurement of contingent consideration, change in fair value of derivative warrant liabilities, loss on abandonment of assets, (loss) gain on foreign currency, income tax expense, gain from equity method investment and loss on disposal of assets

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Year Ended December 31,
	2024	2023	2022
Revenue by geographical market:
Europe	$255,507	$222,415	$184,128
Americas	224,587	169,149	132,924
Rest of the world	30,800	21,413	23,977
Total	$510,894	$412,977	$341,029

In the year ended December 31, 2024, the United States of America, Gibraltar and the United Kingdom represented 37%, 14% and 11% of total revenue, respectively. In the year ended December 31, 2023, the United States of America, Gibraltar and Malta represented 33%, 13% and 10% of total revenue, respectively. In the year ended December 31, 2022, the United States of America, Gibraltar and Malta represented 32%, 13%, and 11% of total revenue, respectively. No other countries represented more than 10% of revenues.

The following is a summary of long-lived assets, including property and equipment, net and operating lease right-of-use assets, within geographic areas (in thousands):

	December 31,	December 31,
	2024	2023
Long-lived assets by geographic region:
United Kingdom	$7,575	$4,978
United States of America	6,768	7,955
Italy	4,243	371
Colombia	4,174	1,864
Bulgaria	2,223	1,879
Rest of the world	1,521	1,516
Total	$26,504	$18,563

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 4. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of December 31, 2024 and December 31, 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Cash and cash equivalents	$110,213	$100,331
Restricted cash, current	25,026	—
Restricted cash, non-current	—	25,462
Cash, cash equivalents and restricted cash	$135,239	$125,793

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million as of December 31, 2024 and December 31, 2023 ($25.0 million and $25.5 million as of December 31, 2024 and December 31, 2023, respectively).

Note 5. Accounts Receivable, Net

As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $90.5 million less allowance for credit losses of $5.0 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $76.2 million less allowance for credit losses of $5.1 million.

The movement in the allowance for credit losses during the year are as follows:

	2024	2023	2022
Beginning balance – January 1	$5,136	$2,486	$1,312
Provision for expected credit losses	1,551	2,993	2,009
Write-offs, net of recoveries	(1,709)	(518)	(667)
Foreign currency translation adjustments	(4)	175	(168)
Ending balance – December 31	$4,974	$5,136	$2,486

Note 6. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,	December 31,
	2024	2023
Buildings	$1,901	$1,927
Stadium equipment	14,776	4,390
IT equipment	17,846	15,947
Furniture and fixtures	2,355	2,071
Other equipment	2,154	6,482
Total property and equipment	$39,032	$30,817
Less: accumulated depreciation	20,016	19,265
Property and equipment, net	$19,016	$11,552

Depreciation expense related to property and equipment was $6.5 million, $5.1 million, and $4.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 7. Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2022	$309,894
Effect of currency translation remeasurement	16,117
Balance as of December 31, 2023	$326,011
Balance as of December 31, 2024	$326,011

No impairment of goodwill was recognized for the years ended December 31, 2024, 2023 and 2022.

Note 8. Intangible Assets, Net

Intangible assets subject to amortization as of December 31, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$42,474	$24,590
Marketing products	9	59,099	44,365	14,734
Technology	2	107,279	106,399	880
Capitalized software	2	206,003	130,668	75,335
Total intangible assets		$439,445	$323,906	$115,539

Intangible assets subject to amortization as of December 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$67,064	$35,768	$31,296
Marketing products	7	59,099	37,552	21,547
Technology	1	107,292	95,633	11,659
Capitalized software	2	154,045	88,877	65,168
Total intangible assets		$387,500	$257,830	$129,670

Amortization expense was $66.1 million, $72.2 million, and $63.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2025	$48,941
2026	34,265
2027	18,111
2028	6,225
2029	1,632
Thereafter	6,365
Total	$115,539

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 9. Investments

Investments as of December 31, 2024 and December 31, 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Equity method investments	$31,565	$26,257
Equity investments without readily determinable fair values	152	142
Total investments	$31,717	$26,399

Equity method investments

CFL Ventures

On December 10, 2021, the Company announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius Sports will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the English Premier League and NFL Enterprises LLC (“NFL”), among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL agreed that Genius Sports will acquire a 6.2% minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.

In assessing the Company’s minority equity interest in CFL Ventures, the Company has determined it has significant influence over the entity despite holding an equity interest of less than 20%.

The Company recorded a gain from equity method investment in CFL Ventures of $3.7 million, $3.1 million and $3.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company received distributions from CFL Ventures of $1.6 million, $1.6 million and zero in the years ended December 31, 2024, 2023 and 2022, respectively.

In the year ended December 31, 2024, the Company received an additional 1% equity stake in CFL Ventures, resulting in an increase of equity method investments of $3.5 million. As of December 31, 2024, the Company has a 7.2% minority equity stake in CFL Ventures.

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

As of December 31, 2024, the equity investment remains measured at cost, less impairment. The Company made an additional investment of less than $0.1 million during the year ended December 31, 2024. No other increase or decrease has been recognized during the years ended December 31, 2024, 2023 and 2022.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 10. Other Assets

Other assets (current and long-term) as of December 31, 2024 and December 31, 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Other current assets:
Non-trade receivables	$51	$227
Corporate tax receivable	4,309	5,727
Sales tax receivable	1,101	—
Other tax receivable	2,855	1,028
Inventory	482	347
Contract costs	1,104	—
Total other current assets	$9,902	$7,329
Other assets:
Security deposit	$987	$1,364
Sales tax receivable	—	1,501
Withholding tax receivable	572	—
Contract costs	1,147	1,973
Total other assets	$2,706	$4,838

Note 11. Debt

The following table summarizes outstanding debt balances as of December 31, 2024 and December 31, 2023 (in thousands):

	Date of	Maturity	Effective	December 31,	December 31,
Instrument	Issuance	Date	Interest Rate	2024	2023
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.0%	$19	$43
Promissory Note	January 2022	January 2024	4.7%	—	7,549
				$19	$7,592
Less current portion of debt				(19)	(7,573)
Non-current portion of debt				$—	$19

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to less than $0.1 million as of December 31, 2024, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incurred no cash interest. The Company determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matured and was repaid on January 1, 2024.

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of December 31, 2024 the Company was in compliance with all applicable covenants.

Genius Sports Limited

Notes to Consolidated Financial Statements

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($26.9 million). During the third quarter of fiscal year 2024, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £46.0 million ($57.8 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of December 31, 2024 and December 31, 2023, the Company had no outstanding borrowings under the Credit Agreement. As of December 31, 2024, the available facility value was $62.2 million.

Interest Expense

Interest expense was $1.3 million, $0.4 million, and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Debt Maturities

Expected future payments for all borrowings as of December 31, 2024 are as follows:

Fiscal Period:	(in thousands)
2025	$19
2026	—
2027	—
2028	—
2029	—
Thereafter	—
Total payment outstanding	$19

Note 12. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“dMY IPO”) in 2020, dMY issued 9,200,000 warrants to third-party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”).

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the dMY IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding Public Warrants. Holders of 2,149,000 warrants elected to exercise their Public Warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their Public Warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 Public Warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the NYSE.

The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statements of operations.

For the years ended December 31, 2024, 2023 and 2022, zero, a loss of $0.5 million and a gain of $10.1 million was recognized from the change in fair value of the Public Warrants in the Company’s consolidated statements of operations, respectively.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 13. Other Liabilities

Other current liabilities as of December 31, 2024 and December 31, 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Other current liabilities:
Other payables	$861	$1,241
Corporate tax payable	1,295	1,800
Sales tax payable	727	—
Deferred consideration	6,031	6,201
Contingent consideration	413	4,434
Total other current liabilities	$9,327	$13,676
Other liabilities:
Contingent consideration	$—	$420
Deferred consideration	—	516
Total other liabilities	$—	$936

Note 14. Shareholders’ Equity

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

As of December 31, 2024, the Company had unlimited Common Shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding. As of December 31, 2023, the Company had unlimited Common Shares authorized and 213,224,868 shares issued and 209,118,920 shares outstanding.

Treasury Stock

During the year ended December 31, 2023, the Company retained 4,105,948 ordinary shares as Treasury Stock, as part of the Exercise and Consent Solicitation of the Company’s outstanding public warrants. See Note 12 – Derivative Warrant Liabilities. As of December 31, 2024 and 2023, the Company held 4,105,948 treasury shares.

B Shares

Holders of B Shares are entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions. On a show of hands, on a poll or on a written resolution each holder of B Shares is entitled to exercise one-tenth of a vote per B Share held. The B shares do not entitle holders to dividends or distributions, or to participate in any other distribution of the assets of the Company whether on a winding up or otherwise.

As of December 31, 2024 and 2023, the Company had 22,500,000 B Shares authorized and 18,500,000 B Shares issued and outstanding.

Note 15. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the earnings (loss) per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited

Notes to Consolidated Financial Statements

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands except share and per share data):

	Year Ended December 31,
	2024	2023	2022
Net loss attributable to common stockholders – basic and diluted	$(63,040)	$(85,534)	$(181,636)
Shares used in computation:
Weighted average common stock outstanding	211,009,169	208,121,980	198,939,079
Warrants issued to NFL to purchase common stock	18,500,000	17,760,274	14,452,055
Adjusted weighted average common stock outstanding - basic and diluted	229,509,169	225,882,254	213,391,134
Loss per share attributable to common stockholders – basic and diluted	$(0.27)	$(0.38)	$(0.85)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2024	2023	2022
Stock options to purchase common stock	37,476	117,529	357,945
Unvested restricted shares	1,474,191	1,757,495	3,417,484
Public warrants to purchase common stock	—	—	7,668,280
Unvested equity-settled restricted share units	6,665,511	5,162,177	2,719,136
Unvested equity-settled performance-based restricted share units	12,636,379	9,550,502	1,849,942
Total	20,813,557	16,587,703	16,012,787

Note 16. Stock-based Compensation

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

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October 2020 Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April 2021 Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October 2020 Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April 2021 Modification, which is determined to be immaterial.

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected

Genius Sports Limited

Notes to Consolidated Financial Statements

participants from April 20, 2024 and April 20, 2025, to April 20, 2026.

The estimated April 2024 Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Time to maturity (1)	2.0	years
Common stock price (2)	$5.11
Volatility (3)	65.0%
Risk-free rate (4)	4.9%
Dividend yield (5)	0.0%

(1)
Based on the modified contractual terms
(2)
Represents the publicly traded common stock price as of the April 2024 Modification
(3)
Calculated based on the Company’s historical volatility over a matching term of 1.0 and 2.0 years
(4)
Based on the US Constant Maturity Treasury yield curve as of the valuation date over a matching term of 1.0 and 2.0 years
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

A summary of the Company’s overall restricted shares activities for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2023	1,757,495	$7.22
Vested	(111,735)	$8.62
Forfeited	(171,569)	$7.13
Unvested restricted shares as of December 31, 2024	1,474,191	$9.64

The compensation cost recognized for the restricted shares during the years ended December 31, 2024, 2023 and 2022 was $4.6 million, $5.5 million, and $42.3 million, respectively.

As of December 31, 2024, there is no unrecognized compensation cost related to the restricted shares.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including (1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), (2) options subject only to service conditions (“Time-Vesting Options”) and (3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance- Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

Genius Sports Limited

Notes to Consolidated Financial Statements

A summary of the Company’s options activity for the year ended December 31, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2023	117,529	$10.00	2.3	$—
Forfeited	(26,093)	$10.00
Expired	(53,960)	$10.00
Outstanding as of December 31, 2024	37,476	$10.00	1.3	$—
Exercisable as of December 31, 2024	—
Unvested as of December 31, 2024	37,476

The compensation cost recognized for options during the years ended December 31, 2024, 2023 and 2022 was $0.6 million, $0.6 million, and $0.8 million, respectively. The total fair value of options that vested during the year ended December 31, 2024 was $0.4 million.

As of December 31, 2024, the Company had $0.2 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 0.3 years.

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees (1) Equity-settled Restricted Share Units (“RSUs”), (2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and (3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

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

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2024 Employee Incentive Plan

On April 3, 2024, (“2024 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2024 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

Genius Sports Limited

Notes to Consolidated Financial Statements

A summary of the Company’s Equity-settled Restricted Share Units activity for the year ended December 31, 2024 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2023	5,162,177	$4.94
Granted	3,744,323	$5.97
Forfeited	(315,618)	$5.21
Vested	(1,925,371)	$4.95
Unvested RSUs as of December 31, 2024	6,665,511	$5.50

The compensation cost recognized for RSUs during the years ended December 31, 2024, 2023 and 2022 was $16.2 million, $10.4 million and $4.5 million, respectively.

As of December 31, 2024, the Company had $20.4 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.6 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the consolidated balance sheets of $0.5 million and $0.2 million as of December 31, 2024 and December 31, 2023, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the year ended December 31, 2024 is as follows:

	Number of Cash settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2023	63,901	$5.13
Granted	66,695	$5.50
Forfeited	(13,021)	$5.33
Vested	(23,296)	$5.06
Unvested Cash-settled RSUs as of December 31, 2024	94,279	$5.38

The compensation cost recognized for Cash-settled RSUs during the years ended December 31, 2024, 2023 and 2022 was $0.5 million, $0.2 million and less than $0.1 million, respectively.

As of December 31, 2024, the Company had $0.3 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.

Genius Sports Limited

Notes to Consolidated Financial Statements

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 0% – 150% of the number of awards granted depending on achievement the performance goals but remain subject to vesting for the full three-year service period.

During the second quarter of fiscal year 2024, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2022 was confirmed as 123% and 150%, respectively, resulting in an increase in related compensation cost of $1.6 million. The compensation cost recognized for PSUs granted in 2022 increased by $1.6 million during the year ended December 31, 2024.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

The Company determined that a modification to the terms of the PSUs subject to a market condition granted in the first and third quarter of fiscal year 2023 occurred on November 6, 2024 (“November 2024 Modification”) because the Company removed the three-year service requirement, reduced the share price hurdle from $12.00 – $18.00, to $12.00, and extended the date by which time the share price hurdle can be met, from January 1, 2026 to January 1, 2028. The compensation costs recognized for PSUs subject to the November 2024 Modification increased by $12.4 million during the year ended December 31, 2024, comprising an increase in compensation cost of $9.9 million and an acceleration of $2.5 million.

The estimated November 2024 Modification date fair values of the Company’s PSUs subject to a market condition granted in the first and third quarter of fiscal year 2023 were calculated based on the following assumptions:

Time to maturity (1)	3.2	years
Common stock price (2)	$7.19
Volatility (3)	57.0%
Risk-free rate (4)	4.2%
Dividend yield (5)	0.0%

(1)
Based on contractual terms
(2)
Represents the publicly traded common stock price as of November 6, 2024
(3)
Calculated based on the Company’s historical volatility over a term of between 1.1 years and 3.2 years
(4)
Based on the US Constant Maturity Treasury yield curve as of the valuation date over a matching term over 3.2 years
(5)
Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s PSUs activity for the year ended December 31, 2024 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2023	9,550,502	$4.09
Granted	3,849,736	$5.58
Forfeited	(763,859)	$4.11
Unvested PSUs as of December 31, 2024	12,636,379	$5.37

The compensation cost recognized for PSUs during the years ended December 31, 2024, 2023 and 2022 was $32.6 million, $12.8 million and $2.2 million, respectively.

As of December 31, 2024, the Company had $21.7 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.

Genius Sports Limited

Notes to Consolidated Financial Statements

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches. Additionally, each warrant was issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the year ended December 31, 2024 is as follows:

Number of Warrants
Outstanding as of December 31, 2023	18,500,000
Outstanding as of December 31, 2024	18,500,000

The cost recognized for the warrants during the years ended December 31, 2024, 2023 and 2022 was zero, $5.9 million and $40.1 million, respectively. The warrants vested over a two year period, ending on April 1, 2023, and as of December 31, 2024, the Company had no unrecognized stock-based compensation expense related to the warrants.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Cost of revenue	$560	$6,342	$40,639
Sales and marketing	4,257	3,060	2,896
Research and development	5,871	3,630	1,980
General and administrative	43,787	22,286	44,323
Total	$54,475	$35,318	$89,838

Note 17. Fair Value Measurements

The Public Warrants were classified as Level 1 financial instruments. The fair value of Public Warrants was measured based on the listed market price of such warrants.

Genius Sports Limited

Notes to Consolidated Financial Statements

The change in the fair value of the derivative warrant liabilities is summarized as follows (in thousands):

Public Warrants
Derivative warrant liabilities at December 31, 2022	$6,922
Change in fair value	534
Exercise of warrants	(7,438)
Foreign currency translation adjustments	(18)
Derivative warrant liabilities at December 31, 2023	$—
Derivative warrant liabilities at December 31, 2024	$—

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

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$413	$413
Total liabilities	$—	$—	$413	$413

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$4,854	$4,854
Total liabilities	$—	$—	$4,854	$4,854

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

	2024	2023
Beginning balance – January 1	$4,854	$10,729
Issuance of shares (1)	—	(8,440)
Contingent consideration payments	(191)	(404)
(Gain) loss on fair value remeasurement of contingent consideration (2)	(1,024)	2,919
Reclassification (3)	(2,917)	—
Foreign currency translation adjustments	(309)	50
Ending balance – December 31	$413	$4,854

(1)
On February 21, 2023, the Company issued 1,677,920 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.
(2)
Gain (loss) on fair value remeasurement of contingent consideration mainly relates to the Spirable acquisition for the year ended December 31, 2024, and the Second Spectrum acquisition for the year ended December 31, 2023.
(3)
During the fourth quarter of fiscal year 2024, the obligation in relation to the Spirable acquisition ceased to be contingent on any service period or performance targets, and was reclassified to deferred consideration.

As of December 31, 2024, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 18. Income Taxes

The UK and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2024	2023	2022
UK	$(38,759)	$928	$(137,973)
Foreign	(27,499)	(84,228)	(45,307)
Loss before income taxes	$(66,258)	$(83,300)	$(183,280)

The components of the Company’s income tax expense consisted of the following (in thousands):

	Year Ended December 31,
	2024	2023	2022
Current:
UK	$(1,736)	$(1,260)	$—
Foreign	(1,497)	(4,524)	(1,827)
Current tax expense	(3,233)	(5,784)	(1,827)
Deferred:
UK	5,464	—	—
Foreign	(2,740)	444	113
Deferred tax benefit	2,724	444	113
Total	$(509)	$(5,340)	$(1,714)

Reconciliation between the effective tax rate on loss from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2024	2023	2022
UK provision at statutory rate	25.0%	23.5%	19.0%
Expenses not deductible for tax purposes	1.5	(3.8)	3.4
Return to provision	0.6	(2.0)	—
Foreign rate difference	0.3	0.9	7.7
Change in valuation allowance	(28.2)	(25.0)	(31.1)
Effective tax rate	(0.8)%	(6.4)%	(1.0)%

The Company’s effective tax rates differ from the UK statutory rate primarily due to the change in valuation allowance, and expenses not deductible for tax purpose.

Genius Sports Limited

Notes to Consolidated Financial Statements

The Company’s deferred income tax assets and liabilities as of December 31, 2024, and 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry forward	$98,852	$95,150
Property and equipment	(74)	(74)
Stock-based compensation	154,631	140,906
Other	12,777	—
Deferred tax assets before valuation allowance	266,186	235,982
Valuation allowance	(244,310)	(216,988)
Deferred tax assets, net of valuation allowance	21,876	18,994
Deferred tax liabilities:
Outside basis difference	2,308	1,911
Intangible assets	32,178	32,418
Deferred tax liabilities	34,486	34,329
Net deferred tax liabilities	$(12,610)	$(15,335)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its deferred tax assets of $244.3 million as of December 31, 2024 and a valuation allowance on its deferred tax assets of $217.0 million as of December 31, 2023.

As of December 31, 2024, the Company had $239.5 million of UK net operating loss carryforwards available to reduce future taxable income. All of the UK net operating losses will be carried forward indefinitely for UK tax purposes. As of December 31, 2024, the Company had $155.4 million of overseas net operating loss carryforwards available to reduce future taxable income. Overseas net operating losses will be carried forward indefinitely for the tax purposes in each jurisdiction.

The Company had no uncertain tax positions for the years ended December 31, 2024 and 2023.

Note 19. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2024, the Company’s lease agreements typically have terms not exceeding five years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Operating lease cost	$4,504	$4,450	$5,722
Short term lease cost	969	882	444
Variable lease cost	587	352	265
Sublease income	(36)	(582)	(1,406)
Total lease cost	$6,024	$5,102	$5,025

Genius Sports Limited

Notes to Consolidated Financial Statements

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Year Ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,727	$3,672	$6,395
Right-of-use assets obtained in exchange for new operating lease liabilities	4,887	3,695	46
Weighted-average remaining lease term (in years):
Operating leases	3.2	2.2	2.3
Weighted-average discount rate:
Operating leases	9.4%	5.5%	1.3%

During the year ended December 31, 2024, the Company (i) exercised a renewal option for office space and entered into a long-term lease for additional office space in Medellín, Colombia, (ii) extended an existing lease for office space in Sofia, Bulgaria, (iii) entered into a long-term lease for additional office space in Tallinn, Estonia and (iv) extended an existing lease for office space in Lausanne, Switzerland, resulting in additional liabilities of $2.7 million, $1.5 million, $0.6 million and $0.3 million, respectively. During the year ended December 31, 2023, the Company entered into long-term leases for office space in London, United Kingdom and New York, United States of America resulting in additional lease liabilities of $1.1 million and $2.5 million, respectively.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of December 31, 2024, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2025	$3,576
2026	2,162
2027	1,235
2028	1,185
2029	657
Thereafter	15
Total minimum lease payments	8,830
Less: Imputed interest	(1,338)
Present value of lease liabilities	$7,492

The right-of-use assets and liabilities derecognized upon termination of lease contracts were as follows (in thousands):

	Year ended December 31,
	2024	2023	2022
Leases terminated	—	—	5
Lease termination fees	$—	$—	$2,045
Right-of-use assets derecognized upon lease termination	$—	$—	$4,628
Lease liabilities derecognized upon lease termination	$—	$—	$5,267
Gain recognized upon lease termination	$—	$—	$642

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

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 20. Commitments and Contingencies

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

As of December 31, 2024, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2025	$217,281
2026	271,083
2027	289,638
2028	209,692
2029	89,909
Thereafter	5,139
Total	$1,082,742

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $79.1 million as of December 31, 2024, with approximately $23.3 million due within one year and the remaining due by 2030.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023, Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 25, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. The Company is defending all claims. This litigation is currently ongoing, and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023, a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. Genius Sports Limited would be liable for damages and costs awarded. This litigation is currently ongoing, and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Genius Sports Limited

Notes to Consolidated Financial Statements

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. See Note 11 – Debt.

Note 21. Employee Benefit Plan

The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $6.7 million, $1.9 million, and $1.6 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Note 22. Related Party Transactions

The Company made payments of $0.2 million, $0.2 million, and $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company recognized revenue of $2.3 million, $0.7 million, and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively from CFL Ventures, in which the Company has a minority interest.

In the year ended December 31, 2024, the Company granted 236,197 RSUs to six current and former members of the board of directors, vesting between March 2025 and December 2025. In the year ended December 31, 2023, the Company granted 102,386 RSUs to four members of the board of directors, vesting between March 2024 and July 2024. In the year ended December 31, 2022, the Company granted 117,360 RSUs to three members of the board of directors, vesting between April 2023 and July 2023.

The Company recognized compensation cost of $0.7 million, $0.6 million, and $0.5 million during the years ended December 31, 2024, 2023 and 2022, respectively, in general and administrative expense in the consolidated statements of operations for awards granted to independent members of the board of directors.

Note 23. Subsequent Events

Public Offering

On January 16, 2025, the Company closed an underwritten public offering of 17,647,059 ordinary shares at a price to the public of $8.50 per ordinary share, resulting in net proceeds of $144.0 million, after deducting the underwriting commissions and estimated offering expenses.

Credit Agreement

On March 3, 2025, the Company utilized the Credit Agreement to increase the letter of credit to a supplier to the value of GBP £92.0 million ($116.9 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

On March 7, 2025 the Company amended the Credit Agreement to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.