Form 20-F
period 2025-12-31
Genius Sports Ltd
filed 2026-03-17
CIK 1834489

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the issuer had 246,306,291 outstanding ordinary shares, 10,000,000 outstanding B shares stapled to the NFL warrants, and 19,500,000 outstanding NFL warrants.

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

MARKET AND INDUSTRY DATA

In this Report, we present industry data, information and statistics regarding the markets in which Genius competes, as well as Genius’ statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Genius’ business and markets (collectively, “Industry Analysis”). Such information is supplemented where necessary with Genius’ own internal estimates and information obtained from H2 Gambling Capital, taking into account publicly available information about other industry participants and the judgment of Genius’ management where information is not publicly available.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

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

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“Legend Acquisition” means the acquisition of Legend pursuant to and in accordance with the terms of the Legend Share Purchase Agreement.

“Legend Share Purchase Agreement” means the Share Purchase Agreement, dated February 5, 2026, among Genius, Lion Bidco Limited, a wholly-owned subsidiary of Genius, Epos Capital Ltd, Epos Capital Ltd (the “Seller”), Nicholas Kisberg (together with the Seller, the “Seller Parties”) and Zeal Ltd (“Legend”), pursuant to which the Buyer has agreed to acquire the entire issued share capital of Legend, a copy of which is filed as Exhibit 4.15 to this Report, and as may be amended from time to time.

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

“NYSE” means the New York Stock Exchange.

“public warrants” means the 9,200,000 redeemable warrants sold as part of the units in connection with the closing of the dMY’s initial public offering (the “dMY IPO”).

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

These risks include, among others, the following:

•
If the Legend Acquisition is completed, we may not achieve the anticipated benefits of the proposed acquisition, including anticipated synergies.
•
If the Legend Acquisition is consummated, our shareholders’ ownership percentage will be diluted. Substantial future sales by the Seller Parties following the completion of the Legend Acquisition, or the perception that such sales may occur, could depress the price of Genius ordinary shares.
•
Following the completion of the Legend Acquisition, Genius will be subject to the risks that Legend faces, in addition to the risks faced by Genius.
•
We may be exposed to increased litigation as a result of the Legend Acquisition, which could have an adverse effect on our business, financial position, results of operations and cash flows.
•
Following the completion of the Legend Acquisition, we may be exposed to a wider risk of regulatory oversight and/or intervention as a result of (i) Legend's business activities which differ from those of Genius, and (ii) Legend's customer base being broader than that of Genius.
•
We may not be able to retain our and Legend’s existing customers, which could have an adverse effect on our business and operations following completion of the Legend Acquisition. Third parties may terminate or alter existing contracts or relationships with us or Legend.
•
We will incur significant additional indebtedness to finance the Legend Acquisition as well as transaction and acquisition-related costs in connection with the Legend Acquisition, which will limit our operating flexibility.
•
We may not be able to close the Legend Acquisition on a timely basis, or at all. Failure to complete the Legend Acquisition could negatively impact our stock price and our future business and financial results.
•
Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by political and social conditions, wars or terrorist activity, severe weather events and other natural disasters, climate related disasters, geopolitical circumstances and events, such as the war between Russia and Ukraine or a worsening of conflict in the Middle East. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.
•
General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment, digital media, and sports betting industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, client advertising or media budgets, or bettor-friendly outcomes in live sporting events all could have an adverse impact on our business. We have a history of losses and may not be able to achieve or sustain profitability in the future.
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
•
We have, and may in the future, experience a security incident resulting in compromise of our systems and data, which may cause significant reputational damage and loss of customer confidence, negatively impact our ability to continue critical operations, or result in a serious breach of laws and regulations. This could be caused by various factors including control failure, error, negligence or malicious attack by employees, partners, suppliers or other third parties. Cybersecurity attacks are becoming increasingly sophisticated and commonplace.
•
Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares. In particular, additional Genius ordinary shares may be issued upon exercise of outstanding warrants and pursuant to the terms of the Legend Share Purchase Agreement.
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

Risks Related to Genius Sports Group’s Business Macroeconomic and Geopolitical Risks

General economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment, digital media, and sports betting and online gaming industries can affect our financial results, business operations, and prospects. A reduction of sports betting handle and revenue globally, betting operators’ investment in marketing expenditure, client advertising or media budgets, or bettor-friendly outcomes live sporting events all could have an adverse impact on our business.

Our business and the businesses of our customers and sports organizations are particularly sensitive to reductions in customer marketing and discretionary consumer spending. Demand for entertainment and leisure activities, including sporting events, sports betting and online gaming, can be affected by economic headwinds and changes in consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, high inflation, or the perception by consumers of weak or weakening economic conditions, may reduce consumers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sporting events, sports betting and online gaming. Alternatively, bettor-friendly outcomes in live sporting events may negatively impact our customers' revenues which could directly or indirectly impact our own revenues generated from such customers.

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

Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or fail to win future tenders for new or and/or existing rights packages (including, without limitation, rights in relation to English and Scottish Football, NFL and FIBA), long term existing rights become less attractive to consumers, or we are unwilling or unable to meet the cost of rising rights acquisition fees, are over-reliant on existing relationships or cannot renew and expand existing arrangements, then customers may become dissatisfied and we may lose our competitive advantage, be required to discontinue or limit our offerings or services, or be forced to charge our customers lower fees on account of the reduction in content. If we lose official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data, streams or other properties and any use of official marks and logos. As a result, our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our existing customers, which could harm our business, results of operations and financial condition. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights using unauthorized means. In these instances, our rights may be devalued and litigation or other non-legal recourse (i.e. communications/info security support) to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

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

The rising costs of sports rights, including without limitation in relation to our rights agreements with the NFL and the English and Scottish Football leagues (which were renewed in 2025 and 2024, respectively), means that we are required to pass on these higher costs to our customers. If we are unable to convince our customers that the increased fees charged are commercially reasonable, there is a risk that customers may lobby the relevant leagues and federations to require us to lower our fees and/or customers may seek to obtain data via unofficial channels in lieu of signing an official data deal with us.

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of Genius, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or Genius, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events (i.e., as a result of match fixing), or by our employees or contracted statisticians collecting data, streaming or other properties on behalf of Genius or third parties. Operational errors, whether by us or our competitors, could also harm the reputation of Genius or the sports data, streaming, sports betting, online gaming and sports marketing industries. In addition, a portion of our statisticians and contractors are based in or required to visit jurisdictions where corruption or crime is prevalent. From time to time, this has led to instances of intimidation and threats made against Genius statisticians by third parties to interrupt authorized in-stadia data collection and manipulate or delay real-time data capture. Damage to reputation and credibility could have a material adverse impact on our business, financial condition and results of operations.

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

The gambling industry can attract negative publicity linked to various perceived issues including (without limitation) social harm, gambling by minors, doping and match fixing. Our links to this industry and the related criticisms (and subsequent additional legislative or regulatory controls) leveled at it or the decline in popularity of sports betting as a result could adversely affect our business, reputation or brand and could impact responsible gaming requirements.

Similarly, our business may be adversely affected by negative public perception of data collection, advertising technology, and data brokerage practices. Consumer advocates, media outlets, and government officials have increasingly criticized companies for their collection, storage, and use of personal data. Negative publicity about data aggregation or privacy practices—whether directed at us specifically or at data-driven industries generally—could lead to reduced consumer trust, increased reluctance to share personal information, higher opt-out rates, changes in data partners' or digital publishers' willingness to work with us, decreased customer demand for our products and services, or additional regulatory scrutiny, any of which could materially and adversely affect our business, financial condition, and results of operations.

In addition, our business could be adversely affected by negative public perception of our technology that is in the public eye. One relevant example is the use of Genius IQ technology in the delivery of semi-automated officiating services in the English Premier League and other high-profile competitions. The accuracy, reliability, and fairness of officiating decisions assisted by our technology are subject to intense scrutiny from fans, athletes, coaches, media commentators, and sports governing bodies. Any real or perceived errors, inconsistencies, or controversies involving our technology could result in widespread criticism and reputational harm, which may be amplified by social media and traditional news coverage.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our current or former employees, either personally or to communicate about our business, may give rise to liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition. Our social media accounts could also be compromised in a security incident, which increases our risk of reputational harm from the use of social media accounts.

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

The markets for sports properties including (inter alia) data, streaming and other sports technology services and solutions and marketing services are competitive and rapidly changing. The sports media industry is also particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of rising interest rates, persistently elevated levels of inflation, and heightened risk of recession, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater brand recognition, shorter sales cycles, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on data scouts in respect of the majority of our league agreements to attend events and to collect data. If our competitors develop technology that makes our scouts obsolete, before we are able to roll out our Genius IQ systems in stadiums to replace manual data collection with automated data collection, our business could be materially harmed, and our profitability would be reduced. In addition, disintermediation by our customers, either by building products in-house or acquiring rights directly from leagues and federations could further harm our business. Further, if competitors gain unfettered access to stadiums to collect data in breach of our exclusive rights, or access to faster visual feeds from such stadiums via data scraping or other technological means, our exclusive in-stadium rights would have reduced value, and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could also decline. Increased competition for exclusive and non-exclusive partnerships could result in lower revenues and higher expenses (in part contributed to by significant rights fee increases that the sports organizations are able to charge in the face of increased competition for rights), which would reduce our profitability.

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

Our increased reliance on hardware-based solutions for data collection including the global roll out to sports leagues of the Genius IQ systems and the deployment of these across multiple regions means we face inherent risks of a globally distributed supply chain. These may include component shortages, delays in production, cost fluctuation, increased complexity of maintaining compliance with regulatory frameworks, trade and tariff risks, vendor and subcontractor risks including solvency, quality control issues, labor shortages, political and/or regional instability, and unethical business practices. We distribute production widely and run a vendor risk management program (including comprehensive due diligence) to mitigate these risks as effectively as we can.

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

Further, increased competition for skilled staff in locations where we are based and collect data could have a material adverse effect on our business operations. Our service provisions and operations require that we recruit, retain and develop personnel from diverse backgrounds across a wide range of expertise areas and geographies. In order to maintain and grow in a competitive market, we require significant intellectual capital in the fields of technology (including AI and machine learning), gaming, customer service and key management functions across various jurisdictions. Failure to retain key positions could result in increased recruitment costs for senior management positions and across competitive markets. If we cannot retain, attract and develop our intellectual capital, we may see a decrease in our service provision, data collection, technological development, corporate functionality and operations which could cause slower growth or a loss of customers to competitors, resulting in lost revenues and long-term prospects.

Our success depends on our continued improvements to provide products and services that are attractive to our customers. As a result, we must continually invest resources in product development, human capital retention and successfully incorporating and developing new technology.

Regulatory uncertainty surrounding prediction markets could materially affect our business.

The regulatory landscape governing prediction markets in the United States remains uncertain and continues to evolve. Unlike traditional sports betting, which is regulated primarily at US state level, certain prediction market platforms operate under federal regulatory frameworks that differ in structure, oversight, and compliance requirements. Regulators may impose requirements or restrictions on prediction market operators that are different to those applicable to traditional gambling, or may change existing interpretations through litigation, rulemaking, or legislative action. Such developments could alter the structure, economics or permitted scope of these markets.

Differing regulatory treatment between wagering formats could create an uneven competitive environment or affect the relative attractiveness of various products to consumers and operators. We cannot predict how courts, federal regulators, state authorities, or legislators will resolve outstanding regulatory questions or how quickly regulatory clarity, if any, will emerge or whether such clarity will emerge at all. Regulatory fragmentation across jurisdictions may further increase complexity for operators and market participants.

Our business is linked to the broader sports betting ecosystem. Regulatory developments affecting prediction markets could influence operator economics, consumer behavior, market access, or investment priorities in ways that impact sportsbook handle, gross gaming revenue or technology and data spend. Because a portion of our revenue is derived from revenue-sharing arrangements with sportsbook operators, any reduction in sportsbook handle, margin, or gross gaming revenue, whether due to regulatory shifts, competitive dynamics, or consumer migration, could reduce payments to us and changes affecting their performance could adversely affect our results of operations.

The ultimate impact of prediction markets on our business will depend on numerous factors beyond our control, including regulatory developments across multiple jurisdictions, consumer adoption patterns, the response of our existing customers and commercial partners and our ability to adapt our offerings and usage to evolving market conditions and regulations. There can be no assurance that we will be able to successfully navigate the evolving wagering landscape, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

The growth of our media business is dependent, in part, on access to quality, premium advertising inventory. Any decreased access to such inventory, or failure to expand on that access, could materially adversely affect our business and financial condition.

The growth and success of our media business are significantly dependent on our ability to secure and maintain access to high-quality, premium advertising inventory. Premium inventory typically includes advertising placements on popular sports events, high-traffic digital platforms, and reputable media outlets that attract large and engaged audiences. This inventory is essential for maximizing the effectiveness of our marketing campaigns, enhancing our brand visibility, and driving user acquisition and engagement. Any reduction in our access to such premium inventory, whether due to increased competition, changes in relationships with media partners, shifts in market dynamics or regulatory restrictions, could limit our ability to reach our target audience effectively.

Additionally, if we are unable to expand our access to new or emerging premium inventory sources, we may fall behind competitors who are able to secure such opportunities, potentially resulting in a loss of market share.

Furthermore, the cost of premium inventory may increase due to heightened demand or limited supply, which could negatively impact our advertising return on investment and overall profitability. If we are forced to rely on lower-quality or less effective inventory, our marketing efforts may yield diminished results, adversely affecting our ability to attract and retain customers.

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

In addition, our betting customers’ losses in the betting market may adversely affect our revenue, particularly if we are participating in a revenue sharing arrangement with that customer. Further, even under a fixed fee arrangement with a customer, in the event that a customer’s revenues are materially adversely affected in a particular year, it is likely this would have a knock-on effect to such customer’s ability to pay increased fees in any renewal agreement with us.

Data suppliers may withdraw, withhold, or restrict data previously made available to us, which could impair our ability to provide products and services and adversely affect our revenue and customer relationships.

Much of the data underlying our products and services comes from third-party suppliers and sources. Our business depends on our ability to obtain necessary data on commercially reasonable terms. If data suppliers withdraw their data, suffer disruption, materially limit our use of it or refuses to renew data licenses, we could experience material adverse consequences.

Data suppliers may withhold or restrict data for numerous reasons, including: competitive considerations; our actual or perceived breach of contractual terms or their expectations regarding data use; their acquisition by competitors; changes in their business strategies; or legal, regulatory, or reputational concerns regarding data collection, use, or dissemination. Additionally, federal or state legislation—including data broker registration and transparency requirements applicable to portions of our business—may limit data suppliers' willingness to provide data due to compliance burdens, liability concerns, or reputational considerations. We may also terminate supplier relationships if they fail to meet our data quality standards or comply with their legal or contractual obligations.

The loss of access to data from a substantial number of suppliers, or material restrictions on our use of such data, could significantly impair our ability to deliver products and services to customers, which could adversely affect our business, financial condition, and results of operations.

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

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the conflict in the Middle East, the war between Russia and Ukraine as well as ongoing tensions between the US and China, Venezuela and other jurisdictions. Loss or disruption to products and services by key suppliers and partners could have a material adverse effect on our operations.

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

Further, our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to geopolitical conditions, including trade disputes, protectionist measures (including tariffs and quotas), economic or financial sanctions, embargoes, export or import controls, and direct or indirect acts of war or terrorism. For example, we operate an office in Zaporizhzhia, Ukraine and have operations and revenue generating business within Ukraine and, prior to the invasion by the Russian army, revenue from Russia. Geopolitical tensions with the ongoing conflict between Russia and Ukraine may adversely affect our operations involving Ukraine and other countries involved in the conflict and present safety risks to our office and staff in Ukraine. Further, certain countries or organizations have implemented actions and may implement further actions in relation to the conflict, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, including potentially against certain government, government-related, or other entities or individuals, which along with any retaliatory measures, could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. Although we generated less than 1% of our revenues in Russia, Belarus and Ukraine for the year ended December 31, 2025 the ongoing conflict between Russian and Ukraine, uncertainty and disruption in the global economy and financial markets due to such conflict, and further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business or have offices, which could adversely affect our business and/or our customers, suppliers and vendors in the broader region.

The ongoing conflicts in the Middle East as well as continued geopolitical tensions between the US and China and the US and certain South American countries could also have unforeseen adverse ramifications on our financial conditions, operations, prospects and threats to the protection of our intellectual property. For example, we have subsidiaries in both the US, China as well as a substantial office in Medellín, Colombia, and an escalation in trade hostilities and retaliatory actions or instability in the region could materially impact our operations, service provision and increase our compliance costs. Where we have personnel in any jurisdiction, we are also subject to local laws and customs regarding, inter alia, data security and privacy, and we are exposed to a degree of risk arising from our lack of control as to the stringency, operation, and enforcement of any such local laws.

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

Risks Related to Legal Matters and Regulations

We and our customers, partners and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation, and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the introduction of new regulatory compliance requirements could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations or reputation.

We and our customers, partners and suppliers are subject to laws and regulations relating to sports, sports betting, online gaming, marketing, and advertising in the jurisdictions in which we and they conduct our and their businesses. In some circumstances, we are subject to laws and regulations in those jurisdictions in which we and they offer services, or how those services are made available.

We are also subject to laws and regulations that apply to all e-commerce and online businesses as well as all publicly listed businesses, such as those related to privacy and personal information, tax, anti-money laundering, anti-bribery, advertising, competition, insider information and disclosures, and consumer protection.

These laws and regulations vary from one jurisdiction to another and are subject to change based on legislative and regulatory action, court decisions and other governmental action, which may be affected by, among other things, political circumstances, and changes in legislative or governmental priorities. For instance, some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to adopt sports betting or online gaming in their jurisdictions. In other jurisdictions, there may be differing, limited or no regulatory guidance. The legality of sports betting and gaming may be open to interpretation in such jurisdictions (sometimes described as "grey jurisdictions"). We are therefore subject to a risk that regulators in jurisdictions where we provide our services (or our customers use our services to offer their services) without a license, may take legal action against us (or our customers) despite our good faith efforts to comply with local requirements regarding our supply to those customers. Any such action against us or our customers could have an adverse effect on our reputation, business and results of operations.

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

The majority of gambling laws in the jurisdictions that we operate do not require us to hold licenses to provide our products and services on a B2B basis. There are some jurisdictions, which include the US and certain countries in Europe, that require us to hold a supplier license. As of December 31, 2025, we have licenses in 31 states and are permitted to provide services in a total of 35 states, provinces and territories in North America that have adopted legislation permitting online sports betting. We also have a further 16 tribal licenses in the US, two licenses in Romania, one license in the UK, one license in Greece and one license in Sweden, and are registered in Peru. However, we offer our services to customers in many countries and do not always have visibility as to where our customers use our products and services. As a result, we are subject to the risk of our products and services being used by customers to offer services in certain jurisdictions which are unlawful in those jurisdictions, which may adversely effect our business and reputation.

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

In May 2018, the US Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows states to determine by themselves the legality of sports betting. Since the repeal of PASPA and up to December 31, 2025, 40 US states (including Washington, DC for these purposes) have legalized sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. See Item 4.B.

To expand into new jurisdictions, we may need to be licensed and obtain approvals for our product offerings. This is a time-consuming process that can be extremely costly. Countries continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets. As liberalization occurs, we anticipate growing our market presence in emerging markets. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions, or such jurisdictions never regulating sports betting or at a much slower pace than anticipated, can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

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

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that we are subject to often vary significantly by jurisdiction. Our media business is particularly impacted by such data security and data protection laws and regulations as the business targets, and helps its customers target, consumers, including end consumers of gambling services. The impact of these laws will grow, particularly as we enter into a new competitive market with the launch in-house advertising and activation offerings.

For example, the EU-wide General Data Protection Regulation (“GDPR”) implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information in certain circumstances and provided consumers with certain other rights with respect to their data, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where we act as a data processor.

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

In recent years, US federal and state and UK/European lawmakers and regulators have expressed concern over electronic marketing, tracking and communications, including the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU/UK, the rules specifically on electronic marketing, tracking and communications are currently set out in the ePrivacy Directive (as implemented by local regulations) and which, in the UK, has been amended by the Data Use and Access Act.

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

Modifications to consumer protection and privacy laws, including proposed laws by US federal and state and UK/European lawmakers, regarding privacy and data protection, could have an adverse impact on our ability to attract and retain customers and users of our services. Various comprehensive US state and foreign privacy laws give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices) and impose significant obligations on controllers and processors of personal data. Certain U.S. state laws, including California, regulate businesses that are defined as ‘data brokers’ based on specific data collection, use, or disclosure activities. Definitions under these laws may apply to aspects of our business or to certain of our subsidiaries, even where data collection or use is ancillary to our core offerings. Compliance with such laws may require registration, enhanced disclosures, consumer rights fulfillment, and ongoing reporting obligations, and may subject us to regulatory scrutiny, enforcement actions, fines, private litigation, or reputational harm. These laws are evolving and subject to interpretation, and changes in regulatory guidance or enforcement priorities could increase our compliance costs, restrict certain data-driven activities, or require modifications to our products, services, or corporate structure. There can be no assurance that new laws or regulations will not be enacted or adopted, preexisting laws or regulations will not be more strictly enforced or that our operations will comply with all applicable laws, which could have an adverse impact on our operations and financial condition.

UK and EU privacy regulators have reviewed, or are reviewing, digital advertising. For example, in Belgium, the Transparency & Consent Framework has been subject to updates following regulatory scrutiny. In the UK, the Information Commissioner's Office (the "ICO") issued an opinion in November 2021 clarifying their view on the privacy considerations with respect to adtech solutions and on their expectations regarding data protection by default and design for adtech solutions. Should regulators take a stricter view on the impact of advertising technology on privacy rights, or if we are involved in an investigation, we are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations or to represent our interests in regulatory discussions.

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

Further examples of the evolving legal landscape in relation to the collection of personal data in the US include changes to state laws governing the processing of biometric information, such as the Illinois Biometric Information Privacy Act of 2008 and the Texas Capture or Use of Biometric Identifier Act of 2009, which impose obligations on businesses that collect or disclose consumer biometric information. There is a risk that the processing of athlete information in particular could be construed as biometric data, meaning such processing falls within the scope of these laws.

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

Artificial intelligence, including generative AI, is rapidly evolving and its use at scale is relatively new. As a result, our use of AI, and the use of AI by our vendors and other third parties, may create risks that are difficult to predict, prevent or mitigate, particularly as AI becomes more integrated into our products, services, systems and operations.

We use AI and machine learning in certain products and internal operations, including simulated sports reality, certain betting-related offerings and our next generation data and artificial intelligence platform, “Genius IQ.” We may face difficulties in developing, integrating and maintaining AI-enabled solutions, including challenges relating to performance, reliability, scalability and explainability. Ongoing model validation and monitoring require significant resources, and we may not detect model degradation, data drift or emerging biases in a timely manner. We also face increasing dependence on third-party AI providers, whose practices, security measures and contractual terms may limit our ability to control risks or obtain adequate remedies. . There can be no assurance that our use of AI will improve our products, operations, customer outcomes, efficiency or profitability.

AI systems may generate inaccurate, incomplete, biased, misleading or otherwise undesirable outputs, including due to limitations in model design, the quality or completeness of training data, or changes in market conditions that reduce the usefulness of historical data. These issues may be difficult to detect and may adversely affect our decision-making or our customers’ decision-making, harm our reputation, impair product quality or system performance, and expose us to contractual disputes, regulatory scrutiny and litigation.

The use of AI in our operations also creates additional confidentiality, privacy, data protection, intellectual property infringement, cybersecurity and litigation risks. Sensitive information, including confidential, proprietary, competitive or personal data, may be unintentionally disclosed or exposed through the use of third-party AI tools or services, and AI-enabled features that process personal data may reveal additional sensitive information in their outputs. While we maintain an AI governance framework, including policies governing acceptable use of AI tools, restrictions on data inputs to third-party AI platforms and oversight mechanisms for AI-generated outputs, we may not be able to prevent AI misuse, policy violations or control failures, including due to human error, circumvention of controls, evolving AI capabilities or limitations in monitoring and enforcement across our global workforce. If our controls are ineffective, or if employees or third parties use AI in an unauthorized manner, our business, results of operations, financial condition and reputation may be adversely affected.

As we continue to develop, integrate and commercialize AI-enabled offerings, we may face increased competition, shifting customer expectations and new business models. We may be required to invest significant resources to remain competitive, manage new partner and vendor relationships and adapt our offerings. If new AI-enabled offerings are not adopted, do not perform as expected or are perceived to cause harm, our business and operating results could be adversely affected.

AI technologies are also subject to existing and emerging laws and regulations, including those relating to privacy, data protection, cybersecurity, consumer protection, employment, discrimination and intellectual property. The regulatory landscape for AI is evolving globally, including under the European Union AI Act and various United States state laws. These laws may impose requirements relating to risk management, transparency, human oversight and documentation, and may require us to modify our products, services, governance processes or technical controls at significant cost. We may face regulatory inquiries, enforcement actions or private claims based on our AI use, including claims that AI-enabled content or outputs infringe intellectual property rights, violate privacy or consumer protection laws or create unfair or discriminatory outcomes. Any of these developments could adversely affect our business, reputation, results of operations and financial condition.

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

Furthermore, we store a significant amount of historical financial data in order to comply with regulatory requirements. Any failure or deficiencies in the storage of this data could have an adverse impact on our ability to comply with requests from the relevant authorities and could expose us to the risk of regulatory action. For more information, see Note 21 – Commitments and Contingencies to the consolidated financial statements included in Item 18 of this Report.

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

We have faced and may in the future face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform, products and services have proper third-party authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. We cannot be certain that our current uses of data and other materials from publicly available sources (including third-party websites) or otherwise, which are not currently known to infringe or misappropriate third-party intellectual property today, will not result in claims for infringement or misappropriation of third-party intellectual property or other legal claims in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third-party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management, and materially disrupt the conduct of our business, and we may not prevail. Any such claims, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position. For example, on October 5, 2023, Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the US District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. While the Company is defending all claims, this litigation is currently ongoing, and we can provide no assurances regarding its outcome and the impact it may have on the Company’s business and reputation.

We rely on information technology and other systems, services and platforms, including Amazon Web Services and certain other third-party platforms and failures, errors, defects, or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third-party platforms and providers, are critical to the performance of our services and product offerings and to user satisfaction. Consequently, we have experienced, and may again in the future be subject to service disruptions or instability which could impact our products, service provision and cause reputational damage, and loss of revenue. Third party suppliers and services may also fail to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability, and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also experience security incidents, which can impact our operations and the protection of data we process.

Some of our services and offerings require the installation of infrastructure and equipment into customer sites which are not under our control. Consequently, we cannot guarantee the provision of required infrastructure, access to or protection of such assets from compromise. As such, we may be subject to service disruptions, or compromise of data processed by such infrastructure and equipment.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot provide assurance that complete security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data, and user information or to fully prevent outages, data loss, fraud, or security breaches. We have experienced, and we may in the future experience, system disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, operational interruption, workforce disruption, and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our systems and technological infrastructure, or to those of the third parties on which we rely, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our services and product offerings, including our user interfaces, may contain errors, bugs, flaws, or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in performance issues or vulnerabilities that may compromise the availability or security of our systems Additionally, we have detected certain errors, bugs and flaws in our service and product offerings which may have the potential to be exploited, resulting in harm to our business. If a particular product offering is slower than they expect, customers may be unable to use our services and product offerings as desired and may be less likely to continue to use our services and product offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations; adversely affect the experience of our customers; harm our reputation; cause our customers to stop utilizing our services and product offerings; or divert our resources or delay market acceptance of our services and product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient incident response and business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects. Failure of planned availability, continuity solutions and disaster recovery in response to an incident could result in service degradation and service and system interruptions.

If our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service, or operational mistakes. Our products and systems in some areas of the business are still maturing and the company relies on manual processes for certain operations which expose the company to a heightened risk of human error, which could lead to inaccuracies or misstatements, notwithstanding the existence of oversight, review, and control mechanisms intended to mitigate such risks. Our technology infrastructure also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, operational interruption, workforce disruption, public health emergencies or other catastrophic events. While the company maintains an insurance program to protect from various risks that could impact our operations, this may not be sufficient to cover the full financial impact and losses that may result from interruptions to business operations.

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

We have also been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including via phishing attacks, installations of malicious software programs, as well as through exploitation of security flaws, and or vulnerabilities in our systems. We have experienced, and may continue to experience, attempts to gain unauthorized access to customer facing systems due to poor account management practices by customers. To date, these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and networks, and preventing our product offering from being accessed by legitimate users. Despite having incident detection and response capabilities, including a third-party Security Operations Centre ("SOC") monitoring and responding to threats on a constant basis, certain internal response and escalation capabilities may be subject to staffing, geographic, or operational constraints. To date, this has not had a material impact on our ability to mitigate potential threats. However, we may experience delays in responding to escalations from our SOC.

As a fast-growing business, we have accumulated a high number of technology products and large volumes of data, primarily through internal development or acquisition of other companies. The large number of products and considerable variance of technologies adopted by these products can create complexities in attaining complete and ongoing visibility of the vulnerabilities and flaws that may be associated with these products. As such, there is a risk that we are exposed to unknown flaws or vulnerabilities which may be exploited, or we unintentionally fail to adequately prioritize and manage them. In particular, recent acquisitions, including Sports Innovation Lab (SIL) have expanded and, upon closing, Legend, will expand our technology environment, data holdings, and overall attack surface. SIL maintains a substantial database containing information on a substantial number of individuals in the United States, which may qualify SIL or Genius as a data broker under certain evolving U.S. state laws, subjecting us to registration, disclosure, and compliance obligations that vary by jurisdiction. These acquisitions have also introduced (or upon completion will introduce) infrastructure and systems that were developed under different security frameworks and standards than those employed by Genius. Full integration of acquired entities with our corporate security framework—including alignment of security policies, procedures, monitoring capabilities, and incident response processes—requires significant time and resources. Until such integration is complete, acquired entities may operate with security controls that differ from our corporate standards, creating potential gaps in visibility, inconsistent enforcement of security policies, and challenges in coordinating incident detection and response across the combined organization.

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

Risks Related to Genius Sports Group’s Financial Condition

We have a history of losses and may not be able to achieve profitability in the future.

We have a history of incurring net losses, and we may not achieve profitability in the future. We experienced net losses of $111.6 million, $63.0 million, and $85.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of $1,199.1 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. Our operating expenses may increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

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

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs, occupancy costs and sports rights costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. Further, we expect our fixed costs to increase in future periods, due to inflation, including rising costs of data and streaming rights, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, improving our technology infrastructure, research and development, including investments in our research and development team and the development of new features, services and products. Also, we may not generate sufficient revenue to offset our costs, including the cost of maintaining and growing our business and the fixed costs associated with our data licenses and rights. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition amongst sports data providers for data collection rights granted by sports organizations could lead to an increase in the cost of those properties, which we may be unable to pass on to our customers. Such competition may also mean we lose access to data on certain events if a third-party data provider is granted exclusivity over data on that event. If costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced, and our results of operations and financial position will be adversely affected.

Additionally, historic growth rates may not be reflective of future growth, we may not be able to sustain our revenue growth rates, and our percentage revenue growth rates may decline as our revenues increase due to base effect. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, adversely affecting our operating results. In particular, we may become subject to increased pricing pressures in our media and advertising-related business where customers and partners may request discounts, fee concessions, rebates, refunds, or increased pricing transparency as a condition to acquiring, maintaining, or expanding engagements. We may agree to such terms or make investments in new or enhanced media products and services, including committing significant resources to product development and client support initiatives, to support client acquisition or retention. These arrangements and investments may adversely affect our margins, cash flow, or profitability if anticipated increases in volume, engagement, or renewals do not materialize. There can be no assurance that such efforts will result in sustained customer adoption, increased spend, or long-term, commercially acceptable relationships, and any failure to do so could adversely affect our business, financial condition, and results of operations.

We may require additional capital to support our growth plans, including in connection with the acquisition of additional data rights, and such capital may not be available on reasonable terms or at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel, and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which could be costly and/or dilutive based on ongoing market conditions. In January 2025, we completed an offering of 17,647,059 Genius ordinary shares resulting in net proceeds of $144.0 million. We may undertake additional equity offerings in the future. We are party to the Credit Agreement (as defined below) with revolving credit commitments of up to $180.0 million. The Credit Agreement restricts us from engaging in certain activities, including our ability to incur additional indebtedness, create and incur liens, pay dividends and distributions, or purchase, redeem, decrease, or otherwise acquire or retire for value, our capital stock, to make certain payment to our subsidiaries, among other things. Even if the Credit Agreement is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

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

Risks Related to the Legend Acquisition

If the Legend Acquisition is completed, we may not achieve the anticipated benefits of the proposed acquisition, including anticipated synergies.

If the Legend Acquisition is completed, there can be no assurance that we will be able to successfully integrate Legend, and the anticipated benefits of the proposed acquisition, including the anticipated operational and other synergies between the companies, may not be realized fully or at all or may take longer to realize than expected or may have unanticipated adverse results. Anticipated benefits are based on expectations about the future that are subject to change (such as assumptions about our future service costs, ability to acquire and retain customers, future operational plans which have not yet been developed, and which may vary from past experiences operating the same assets or recent experiences operating in the same areas). If we are not able to realize the anticipated benefits expected from the Legend Acquisition within the anticipated timing or at all, our business, financial position, results of operations and cash flows may be adversely affected, our earnings per share may be diluted, the accretive effect of the proposed acquisition may decrease or be delayed and the market price of Genius ordinary shares may be negatively impacted.

The integration of the two companies will require significant time and focus from management following the proposed acquisition and could result in performance shortfalls as a result of the diversion of management’s attention to such integration efforts. Difficulties in integrating Legend into Genius may result in Genius performing differently than expected, in operational challenges or in the failure to realize anticipated benefits, including anticipated operational and other synergies between the two companies, in whole or in part, on the anticipated timeline or at all. Potential difficulties that may be encountered in the integration process include:

•
complexities associated with managing a larger, more complex, integrated business;
•
costs and procedures associated with incorporating Legend’s operations, financial reporting and internal controls into our accounting control environment;
•
integration challenges between differing AI platforms or technological platforms used by Genius and Legend;
•
potential unknown liabilities and unforeseen expenses associated with Legend and its integration into Genius;
•
transfer pricing, indirect tax, or cross-border tax compliance issues;
•
potential unknowns with respect to future operational plans; and
•
inconsistencies between the two company’s standards, controls, procedures and policies, including with respect to regulatory compliance, information security and cybersecurity.

In addition, our business may be negatively impacted if we are unable to effectively manage the expanded operations of Genius following completion of the Legend Acquisition. Actual growth and any potential cost savings, if achieved, may be lower than what we expect and may take longer to achieve than anticipated. If we are not able to adequately address integration challenges, we may be unable to successfully integrate our operations or realize the anticipated benefits of the integration of the two companies.

Genius and Legend, including their respective subsidiaries, have operated and, until the completion of the Legend Acquisition, will continue to operate independently. It is possible that the pendency of the Legend Acquisition, as well as the integration process, could result in the loss of key executives and employees, the loss of customers, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs, an overall post-completion integration process that takes longer than originally anticipated, as well as the disruption of each company’s ongoing businesses. Any or all of those occurrences could adversely affect our operations, including the ability to maintain relationships with customers and employees prior to, or after, the Legend Acquisition or to achieve the anticipated benefits of the Legend Acquisition.

If the Legend Acquisition is consummated, our shareholders’ ownership percentage will be diluted. Substantial future sales by the Seller Parties following the completion of the Legend Acquisition, or the perception that such sales may occur, could depress the price of Genius ordinary shares.

A significant component of the consideration in connection with the Legend Acquisition is payable (or may be paid) in Genius ordinary shares. At the closing of the Legend Acquisition, Genius would issue to the Seller a number of Genius ordinary shares equal to $100,000,000 divided by a specified 30 trading-day volume weighted average trading price of Genius ordinary shares. As a result of the issuance of these shares, our shareholders will own a smaller percentage of Genius after the Legend Acquisition is completed and will therefore have a reduced voting interest after the closing of Legend Acquisition. In addition, the earn-out consideration in the amount of $300,000,000, payable in two tranches, each of up to $150,000,000, can be paid in cash or Genius ordinary shares. If we elect to pay such earn-out consideration in Genius ordinary shares, the ownership percentage of our shareholders will be further diluted.

Furthermore, while the share consideration to be issued will be subject to lock-up and orderly sell down restrictions, substantial future sales of Genius ordinary shares by the Seller Parties following the completion of the Legend Acquisition and the expiry of the applicable lock-up period, or the perception that such sales may occur, could depress the price of Genius ordinary shares.

Following the completion of the Legend Acquisition, Genius will be subject to the risks that Legend faces, in addition to the risks faced by Genius.

Legend operates in a highly regulated sports and gaming media space, which is subject to complex, evolving, and often inconsistent regulatory frameworks across multiple jurisdictions. The Legend Acquisition will also expand the number of customers that will be held by the combined business, particularly in the online gaming sector. As a result, the acquisition will expose Genius to a broader array of regulatory and compliance risks, including, but not limited to, licensing requirements, advertising restrictions, anti-money laundering obligations, data privacy and protection mandates, and responsible gaming standards, among others. Any failure to comply with applicable regulations, including as a result of actions taken by Legend prior to the completion of the Legend Acquisition, could result in significant fines, penalties, suspension or revocation of licenses, or other enforcement actions. Furthermore, the process of integrating Legend may reveal previously unidentified regulatory issues, compliance gaps or liabilities. Any of these matters, individually or in the aggregate, could have a material adverse effect on our business, cash flow, financial condition or results of operations. There can be no assurance that we will be able to successfully manage these additional risks or that the anticipated benefits of the Legend Acquisition will be realized.

We may be exposed to increased litigation as a result of the Legend Acquisition, which could have an adverse effect on our business, financial position, results of operations and cash flows.

We may be exposed to increased litigation from shareholders, customers, suppliers and other third parties due to the combination of our and Legend’s businesses following the Legend Acquisition. Any such litigation, whether with or without merit, could result in significant costs, diversion of management’s attention, injunctions or other restrictions on our business operations, and the payment of substantial damages, settlements, or licensing fees. In addition, adverse outcomes in such proceedings could, among other consequences, result in the loss of important intellectual property rights, limitations on our ability to use certain technologies, brands, or content, or the need to redesign products or services. The integration process may also reveal previously unidentified or contingent liabilities relating to litigation or intellectual property, which could further increase our exposure. Any of these risks, individually or in the aggregate, could have a material adverse effect on our business, financial position, results of operations, and cash flows, or may cause disruptions to our operations.

We may not be able to retain our and Legend’s existing customers, suppliers and other business partners which could have an adverse effect on our business and operations following completion of the Legend Acquisition. Third parties may terminate or alter existing contracts or relationships with us or Legend.

As a result of the Legend Acquisition, we may experience impact on relationships with customers and suppliers that may harm our business, financial position, results of operations and cash flows. Certain customers and suppliers may seek to terminate or modify contractual obligations following the Legend Acquisition, whether or not contractual rights are triggered as a result of the Legend Acquisition. There can be no guarantee that our and Legend's existing customers and suppliers will remain with or continue to have a relationship with us or do so on the same or similar contractual terms following the Legend Acquisition. If any of our or Legend's existing customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with us or Legend, then our business, financial position, results of operations and cash flows may be harmed.

Genius and Legend also have contracts with other business partners, including lessors of office space, which may require Genius or Legend, as applicable, to obtain consent from these other parties in connection with the Legend Acquisition, or which may otherwise contain limitations applicable to such contracts following the Legend Acquisition. If these consents cannot be obtained, we may suffer a loss of potential future revenue, incur costs and lose rights that may be material to our business. In addition, third parties with whom Genius or Legend currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Legend Acquisition. Any such disruptions could limit our ability to achieve the anticipated benefits of the Legend Acquisition. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Legend Acquisition or by a termination of the Legend Share Purchase Agreement.

We will incur significant additional indebtedness to finance the Legend Acquisition as well as transaction and acquisition-related costs in connection with the Legend Acquisition, which will limit our operating flexibility.

Upon completion of the Legend Acquisition, we will increase our indebtedness, which will include acquisition debt financing of approximately $850 million resulting in us having a higher debt-to-equity ratio. This increased indebtedness will reduce the amount of cash flow available to fund our efforts to integrate Legend and realize expected benefits of the pending acquisition, to pursue other acquisitions, and to engage in investments in product development, capital expenditures, dividend payments, share repurchases and other activities, which could, among other things, limit our flexibility in planning for, or reacting to, changes in or challenges relating to our business and industry. In addition, the increased amount of debt following the Legend Acquisition may increase our borrowing costs.

We also expect to incur a number of non-recurring costs in connection with the acquisition, whether or not the acquisition is completed, which will be mostly comprised of transaction costs, facilities and systems consolidation costs and employment-related costs. Although we expect that the realization of efficiencies related to the integration of the businesses will offset at least a portion of these costs, this net benefit may not be accomplished in the near term or events at all.

Our stock price may experience increased volatility as a result of the Legend Acquisition.

Following the public announcement of the Legend Acquisition, the price of Genius ordinary shares declined and may continue to be volatile as the market reacts to developments related to the transaction, including the progress toward completion, perceived benefits or risks, and any changes in the anticipated terms or timing. Our obligations and the obligations of the Seller Parties to complete the Legend Acquisition are subject to satisfaction or waiver of a number of conditions. There can be no assurance that the conditions to completion of the Legend Acquisition will be satisfied or waived or that the Legend Acquisition will be completed. If the Legend Acquisition is not consummated for any reason, we may receive negative reactions from our shareholders, customers, vendors, regulators and employees and we may be subjected to various material risks, including the possibility that the price of Genius ordinary shares may decline.

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
•
inflation and exchange rate fluctuations;
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

Factors affecting the trading price of Genius ordinary shares may include:

•
announcements of significant transactions, like the Legend Acquisition, and any material developments relating to such transactions;
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
•
seek shareholder approval of certain equity issuances, including, but not limited to, certain issuances of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party;
•
comply with certain rules and regulations under the Exchange Act and the NYSE including the proxy rules that apply to domestic issuers;
•
have an audit committee or another independent body of the Genius Board conduct a reasonable prior review and oversight of certain related party transactions that foreign private issuers are not required to disclose;
•
disclose specifics relating to employee compensation or human capital management; and
•
provide notice to shareholders if the date of the annual meeting is changed by more than 30 calendar days from the date of the previous years’ meeting.

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

In addition, information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a US domestic issuer.

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

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for US federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of 2025 or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a US Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2025 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material US Federal Income Tax Considerations — US Federal Income Taxation of US Holders — Tax Consequences to US Holders of Ownership and Disposition of Genius Ordinary Shares — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius' potential PFIC status. US Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to US Holders of the Genius ordinary shares.

Future resales of Genius ordinary shares may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-Listing holders, NFL Enterprises and certain other shareholders have been granted registration rights that require Genius to register the resale under the Securities Act of their Genius ordinary shares held by them, subject to certain conditions. Substantial future sales by any of the aforementioned parties, or by the Seller Parties following the completion of the Legend Acquisition, or the perception that such sales may occur, could depress the price of Genius ordinary shares.

Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares.

Genius has issued additional ordinary shares and other equity securities in connection with mergers, acquisitions and employee and director equity plans. Genius will be required to issue additional shares in connection with the Legend Acquisition and also intends to continue to issue shares under its employee and director equity plan. Genius may also issue additional ordinary shares in connection with, among other things, future capital raising and transactions and future acquisitions, or pursuant to agreements in connection with past acquisitions, without your approval in many circumstances.

Genius’ issuance of additional Genius ordinary shares or other equity securities may have the following effects:

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting, designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to issue an annual management report on the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm must attest to that effectiveness. This assessment may identify deficiencies in our internal control over financial reporting, including material weaknesses, and the existence of any material weakness could adversely affect investor confidence and lead to a decline in the market price of our stock.

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

In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports data and technology industry could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. The sports data, media and technology industry requires specific knowledge that is not easily transferable from other industries, and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition, results of operations and prospects could be adversely affected.

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

We may not be able to achieve any specific target or make progress in other sustainability initiatives.

Genius engages in sustainability initiatives, some of which have been disclosed in the past. Genius formalized its sustainability program in 2022 and has, and may continue to consider relevant sustainability issues. Any estimates concerning the timing and cost of implementing our goals are subject to risks and uncertainties, and there can be no assurances that our commitments will be achieved. Furthermore, where reporting on such sustainability matters does not require standardized reporting or external auditing, any reporting of achievements may be subject to variables in calculation methodology. Additionally, the manner and frequency in which the Company reports on sustainability matters may be informed by relevant frameworks, such as the Taskforce on Climate-Related Financial Disclosures, or may be provided without reference to any particular framework or benchmark. Reporting in one year does not ensure continued reporting on the same metric or promote a guarantee of continued topical reporting in future periods or years.

We are also required, by local law in various operational jurisdictions, to report publicly on compliance with certain environmental or social regulations. For example we may be required to publicly disclose our compliance or publicly report in relation to various local regulations such as the Equality Act 2010 (UK) (Gender Pay Gap Information), the Workplace Relations Act 1996 (Aus), Section 172 of the Companies Act 2006 (UK) (as stated above), the Modern Slavery Act 2015 (UK), the Task Force on Climate-Related Financial Disclosures, and other similar disclosures as required currently or may be required in the future, by local law in the jurisdictions in which we operate. Furthermore, we may also elect, or have elected, to share publicly our corporate initiatives, policies, targets, activities, programs and other related information voluntarily by posting on our website, social media or other communications channels.

This reporting, whether voluntary or involuntary, may cause our business to face increased scrutiny related to these activities, or receive scrutiny for a lack of activities on sustainability initiatives, including from the investment community, and our failure to make progress in these areas on a timely basis, or at all, could adversely affect our brand and reputation. Although we expect that our consideration of relevant sustainability issues will improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

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

For information on our principal capital expenditures, see Item 4.B “Business Overview—Research and Development” and Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Recent Developments

Legend Acquisition

As announced on February 5, 2026, we entered into the Legend Share Purchase Agreement to acquire Legend, a global, digital sports and gaming media network built to monetize attention. The consideration for the Legend Acquisition is valued at up to $1.2 billion and includes $900 million payable at closing (comprising $800 million in cash and $100 million in stock consideration) and an earnout of up to $300 million split evenly across two years post-closing. The earnout is tied to the achievement of certain profitability and cash flow thresholds and is payable in cash or stock, at Genius’ election, subject to customary conditions. The Legend Acquisition is expected to accelerate our strategic and financial objectives, supercharge fan monetization, and help build a fully integrated sports and gaming media network for our customers. The Legend Acquisition is expected to be completed in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including, among other things, the expiration or termination of the waiting period pursuant to the Hart-Scott Rodino Act. For more information, see Note 24 “Subsequent Events” to the consolidated financial statements included in Item 18 of this Report.

Financing Commitment

On February 5, 2026, in connection with the execution of the Legend Share Purchase Agreement, Genius entered into a commitment letter with Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide, subject to the satisfaction of customary closing conditions, a senior secured term loan facility in an amount up to $850 million (“Term Loan B”) and senior secured revolving credit facility in an amount up to $220 million, in an aggregate principal amount of up to $1.07 billion. Genius expects to fund a portion of the cash consideration for the Legend Acquisition at closing with proceeds from the Term Loan B.

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

Genius’ mission is to be the operating system of modern sport, powering the global ecosystem that connects sports, betting and media with every fan around the globe. In doing so, the Company creates engaging and immersive fan experiences, advertising services, performance analysis tools, and officiating solutions, while simultaneously providing sports leagues with reliable and sustainable revenue streams.

Genius also sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 550 sportsbook brands and over 250 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

•
Sports Leagues: Genius provides the technology infrastructure for the collection, integration and distribution of live optical tracking, event data and video that is essential to running a league’s operations efficiently, increasing fan engagement and generating meaningful revenue streams. Genius also works alongside leagues to protect the integrity of their competitions from the threat of match-fixing through global bet monitoring technology, online and offline education services, and consultancy services including integrity audits and investigations.
•
Sportsbooks: Genius’ technology, content and services allow sportsbook operators to outsource selected core, but resource-heavy, functions necessary to run their business. This includes the collection of live sports data, oddsmaking, risk management and player marketing, as well as BetVision, a fully interactive watch-and-bet experience contained within a single screen.
•
Sports Content Owners: Genius partners with sports properties, broadcasters, streamers and other content owners to supply broadcast enhancements. This includes alternative broadcasts which integrate optical tracking data and graphic overlays in real-time to augment live footage with statistical insights and visual content such as shot probabilities, running speeds and more.
•
Advertisers: Genius works with brands and agencies, both from the gaming and non-gaming sectors, to provide a range of advertising and fan engagement tools that harness the power of sport to drive brand awareness, as well as customer acquisition and retention.

What Genius Does

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Genius Sports is well-positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan. In doing so, Genius Sports utilizes its end-to-end technology platform to monetize sports fans across the entire ecosystem through a wide range of products.

GeniusIQ, our AI and data layer, sits at the heart of this ecosystem. Powered by an in-venue computer vision capture system, which we believe is the most advanced machine learning in sports, we believe GeniusIQ captures the richest, deepest sports data set ever produced, in near real-time. This tracking data - specifically mesh tracking data - underpins an almost endless suite of solutions for our partners with one overarching goal in mind: to make sports even better for fans.

In the sports wagering sector, the collection of high-quality, live sports data has become indispensable for sportsbooks as in-game betting has continued to grow rapidly across the world. In mature markets such as the UK, major sportsbooks have historically reported that in-game betting currently represents the majority of Gross Gaming Revenue (“GGR”), which represents the difference between the amount of money players wager and the amount that they win, making it a critical offering for all sportsbooks. In-game betting typically increases in popularity as markets mature, and this is playing out as expected in the US, where we believe in-game generated revenues will continue to increase as a percentage of GGR.

Genius’ live data services, alongside other value-add solutions, are deeply integrated into over 550 sportsbook brands worldwide. None of these sportsbooks currently take Genius’ entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, Flutter (including FanDuel), Entain and Fanatics, as well as leading B2B gaming technology platform providers such as OpenBet and Kambi.

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 400,000 events, and over 206,000 events under official data and/or streaming rights agreements (of which approximately 119,000 are exclusive). This includes official data and trading for leagues such as the EPL and the NFL, as well as many other competitions that are popular with bettors globally. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,500 highly trained statisticians across over 140 countries who work on the ground, pitch-side and courtside, to capture data in real-time using Genius software.

In exchange for these sports data rights, for the majority of Genius’ league partners, the Company provides vital technology and infrastructure solutions. This begins with the implementation of GeniusIQ - a single intelligent system that provides the foundations for greater efficiencies and innovations across their ecosystem. GeniusIQ automates the capture of tracking and event data, broadcast-quality, automated video, and 3D recreation capabilities, all of which power market leading performance analysis tools, semi-automated officiating services, real-time broadcast enhancements and content creation, and immersive betting products.

For hundreds of other league partners, Genius provides leading manual data collection tools, as well as competition management software, scoreboard technology, athlete registration, fan-facing websites, fan engagement tools, and coaching analysis software. The integration of sports leagues and robust human infrastructure gives Genius a highly diversified rights portfolio and deep competitive position.

Genius’ technology and services extend beyond the symbiotic sports data—sports betting relationship.

In the fan engagement and advertising space, Genius provides a wide range of technology and services to both betting and non-betting businesses to help them reach sports fans in the right moment, with the right message. Genius’ understanding of what happens on the field, pitch, or court, alongside its understanding of how fans behave and access to unique advertising inventory, helps create a powerful range of services for advertisers to grow their brand and acquire customers. Spanning social, programmatic and augmented broadcast inventory, Genius enables brands to own high-impact sporting moments by using official game data feeds to trigger contextual campaign creative on behalf of advertisers.

Genius' broadcast augmentation technology transforms sports viewing in real-time, providing rightsholders and broadcasters with the ability to engage fans with new ways to experience the game. This includes enhanced broadcasts featuring real-time visual insights, as well as fully alternative broadcasts, creating a parallel broadcast aimed at specific cohorts of sports fans. These unique broadcast experiences empower leagues to offer greater levels of fan engagement, while simultaneously unlocking new potential revenue streams through sponsor activation. The Company also provides sportsbooks, leagues, teams and brands with digital engagement tools, primarily in the form of gamification, to help capture monetizable audience data, activate sponsorships and strengthen long-term engagement.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $330 million in building out its full suite of proprietary technology and software solutions.

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

In September 2025, Genius acquired Sports Innovation Lab, the leader in sports fan data. The acquisition accelerated the expansion of Genius Sports’ media business, combining comprehensive official game data with deep fan intelligence, unlocking privacy-compliant, permissioned data sets covering approximately 250 million adult consumers in the United States. This combination creates most comprehensive fan database in sports and entertainment, tracking billions of annual transactions, including purchases, attendance, and viewership, all within privacy, consumer protection, and data security obligations. It enables brands and agencies to accurately target fans, directly connect campaigns to real behaviors and transactions, and deliver measurable ROI across every channel.

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

Genius’ existing portfolio of official data includes some of the most valuable sports rights, including to the NFL, EPL, Serie A, NCAA, and FIBA. Genius continues to identify and strategically acquire additional sports rights that are expected to generate a positive return and create value for Genius’ shareholders.

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

Through its first-of-its-kind interactive betting platform, BetVision, Genius Sports also has the ability to monetize video rights. As the first truly integrated watch-and-bet experience in the market, delivering ultra-low latency streams for the likes of the NFL, Serie A and hundreds of other basketball and soccer matches. This now totals in excess of 20,000 events a year.

The Company has over 50,000 streaming rights under official rights.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $123 billion in 2025 to $186 billion by 2030. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the US. As of year-end 2025, 40 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 40 states have launched active sports betting industries with 31 states allowing mobile sports betting. H2 Gambling Capital projects that the US sports betting market will generate an estimated $35 billion in GGR in 2030, up from an estimated $19 billion in 2025. Genius is permitted to supply its services in 35 states, provinces and territories in North America and intends to obtain licenses in other states as the legalization continues. Genius’ core European market is also expected to grow, as certain countries remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $67 billion in GGR in 2030 up from an estimated $46 billion in 2025.

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

Furthermore, Genius believes its position in the sports data value chain and ability to continually and effectively upsell on betting content, services and product innovations will allow the Company to increase its share of customers over time. This includes several end-user engagement solutions, including BetVision and ad-tech products, which Genius expects to become a larger part of its business in the future.

The growing sports advertising market

Genius believes that there is an opportunity to significantly grow its TAM as it expands into the sports advertising market. Digital ad spend passed $700 billion in 2025, and global spend on live, contextual sports advertising continues to grow. This growing investment in sports advertising creates an opportunity to expand Genius’ total addressable market by providing technology that supports the planning, activation and measurement of live, contextual sports advertising across digital channels.

Sports remains one of the largest sources of live viewership, but fan behavior has evolved into a multi-screen, interactive experience that spans live viewing, social engagement, fantasy and other real-time participation. These audiences are attractive to advertisers due to higher-than-average spending across categories such as retail, streaming and entertainment, while the fragmentation of viewing environments makes them harder to reach with precision and to measure consistently across platforms.

Genius is seeking to address these challenges through data and technology designed for live, contextual sports advertising. GeniusIQ captures real-time game intelligence at scale, and FanHub is intended to translate those live signals into advertising applications that support planning, activation and measurement. FanHub ID is designed to provide a privacy-conscious identity framework that links signals across devices and experiences, enabling audience definition and activation that can adapt as fan interest shifts across sports, leagues, and storylines.

Genius also develops and commercializes advertising inventory formats integrated into live sports experiences, including augmented advertising placements within broadcasts and highlights, as well as immersive viewing environments such as BetVision. The media business is monetized through managed spend arrangements, under which the company operates campaigns on behalf of advertisers and recognizes revenue on a gross basis, and self-serve packages, under which advertisers purchase curated combinations of audience data, live signals and premium inventory activated through existing buying platforms, with revenue recognized on a net basis and expected high incremental margins due to the software-based nature of delivery.

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with approximately 2,700 staff and access to a network of more than 7,500 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

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

Core Strengths

•
GeniusIQ: Genius' proprietary technology stack is underpinned by GeniusIQ, a single, connected data and artificial intelligence platform. Using computer vision, machine learning and AI, GeniusIQ captures and interprets live sports action through a proprietary in-venue optical tracking infrastructure, generating highly granular, real-time data, insights and video. This foundational platform supports a wide range of applications across performance analysis, officiating, sports betting, broadcast enhancement and fan engagement. These applications are utilized by leading leagues, teams, broadcasters, advertisers and sportsbooks worldwide. By operating a single, scalable platform that enables multiple products and use cases, GeniusIQ enhances the Company's competitive advantages, strengthens its long-term partner relationships and creates multiple monetization opportunities across the global sports ecosystem.
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
•
Unique advertising tech and capabilities: Genius brings together a number of proprietary capabilities to create a competitive advantage in the sports advertising space. These capabilities enable contextual, event-driven advertising that can be activated in real time based on game moments and engagement signals, through managed and self-serve buying models. Our proprietary inventory formats include augmented advertising integrated into broadcasts and replays, as well as interactive, data-driven in-stream experiences, supporting measurable outcomes for brands and incremental monetization opportunities for rights holders and media partners.
•
Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sports rights holders and has historically experienced low churn, as evidenced by recent deal extensions with Football DataCo in 2024 and NFL in 2025. Both deals run through the end of the 2029 seasons. Our sportsbook contracts, which vary in term-length between two to five years are typically structured with guaranteed minimum payments throughout the life of the term, allowing for good earnings visibility, and with upside levers and revenue share components that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, utilization of more events, and growth of in-play betting. Approximately 60% of Genius’ revenue for the year ended December, 31 2025 was from recurring revenue related to contractual minimum guarantees.
•
Improved operating margins from scaled cost structure with high operating leverage: Genius benefits from significant economies of scale driven by its highly scalable technology and software architecture. Approximately 70% of the Company’s operating expenses, such as data production, trading and hosting costs, are expected to grow slower than revenues.
•
World-class management team with depth of experience and track record of success: Genius is led by a highly experienced management team with a strong track record of success. The executive team has extensive experience in the global AI, sports, advertising, and gaming sectors. Management has successfully led the business to capture meaningful growth as the regulatory landscape matured in Europe over the past decade and is well positioned to capitalize on developing markets around the globe including the US and Latin America. Genius co-Founder and CEO Mark Locke is recognized as a global expert on sports technology, integrity and sports betting.

Prediction Markets

Prediction markets represent an emerging segment of event-based trading in the United States where participants take positions on the outcome of real-world events, including sporting events. In the United States, such products are operating under a regulatory framework administered by the Commodity Futures Trading Commission. Comparable products have historically operated outside the United States as betting exchange platforms. The regulatory classification and treatment of these markets in the United States remains subject to ongoing governmental and judicial review and the regulatory framework may continue to evolve.

Although regulatory treatment and terminology differ by jurisdiction, the underlying economic structure of many of these trading-style products is similar. These platforms are liquidity-driven and are typically supported by professional market makers, as well as sportsbook hedging activity and retail consumer participation. They generally operate on a commission structure and require accurate event data for pricing, trading, and settlement. In jurisdictions outside the United States where exchange-style products coexist with traditional sportsbooks, exchange-based wagering has historically represented a relatively low percentage of total wagering volume.

The emergence of prediction markets may expand the Company’s total addressable market by introducing additional participants that require official data, inventory, trading infrastructure, and related technology and other services. Certain participants in exchange style markets may require high quality data feeds, and the Company engages with participants in these markets.

Prediction market platforms may also require user acquisition, engagement, advertising and other media solutions supported by the Company’s existing product set. While the long-term regulatory framework governing prediction markets remains uncertain, particularly in the United States, the continued development of event-based trading activity, whether through traditional sportsbooks, exchange-style models or other regulated formats, may increase the relevance and usage of the Company’s data, technology and distribution capabilities.

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
•
Increase share of wallet via product upsell. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and commercialized its in-game watching and bet product, BetVision in 2023, which is live with FanDuel, DraftKings, bet365, Fanatics and more in the US alone, plus hundreds more regulated operators globally. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of each customer’s wallet.
•
A forward-looking licensing strategy: Genius Sports holds 51 licenses, or equivalent, in North America across states, provinces, territories and tribes, and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in other countries potentially liberalizing sports betting in the near future, such as Finland, Thailand and New Zealand. Genius will further benefit from GGR growth without incremental costs as new states legalize sports betting in the US and other growth markets such as Canada begin to liberalize. Each new market provides expanded distribution potential for sports and content that Genius is already covering.
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

Development of new technology and services for sports and broadcasters

•
Commercializing optical tracking and next generation sports broadcast experiences. In 2021, Genius acquired Second Spectrum, an optical tracking solution that uses computer vision, machine learning, and AI technology to generate performance data, analytics, insights, and visualization solutions for sports and broadcasters. Since its acquisition, we have successfully deployed and sold this technology to broadcasters across the NFL, NBA, EPL, and NCAA ecosystems, and we expect further expansion of product and customers in the future. Equally, we have deployed optical tracking solutions to build products for the sports betting space, inclusive of the launch of BetVision in 2023.
•
Continued development in the breadth of Genius’ sports facing technology and services. With the roll-out of GeniusIQ - currently deployed in approximately 300 venues worldwide, the Company expects to rapidly expand the number of sports leagues it works with, as well as the number of products it offers to existing and new customers. Once GeniusIQ is installed, Genius has the opportunity to upsell a whole range of product and services on top of automated data capture and video capabilities. As described above, this includes but is not limited to officiating technology, performance analysis tools, and broadcast enhancement technology.

Accelerating growth of sports advertising and fan engagement solutions

•
Expanding digital advertising business by targeting non-betting brands. Genius' advertising solutions, established in the betting and iGaming market for over a decade, are now being used by many non-betting brands to target, engage and convert sports audiences. Genius combines a deep understanding of sports fans with access to exclusive sports advertising inventory and dynamic media buying to reach fans across social and programmatic channels, including Display, Video, Connected TV ("CTV"), Audio, and Digital-Out-of-Home ("DOOH"). This also now include broadcast inventory exclusive to Genius, in the form of augmented advertising, which allows sponsors to integrate their brand contextually into the viewing experience. Recent partnerships with some of the world's biggest media agencies - including PMG, Publicis, and WPP (effective February 2026) - gives more major brands access to Genius' real-time, data-driven advertising solutions.
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
•
Ability to capitalize on the expansion of adjacent total addressable market opportunities. As other nascent industries such as iGaming grow, we believe Genius will have the opportunity to leverage its technology and existing distribution to expand its offerings into new verticals.
•
Continue to grow event utilization. Genius has historically seen strong growth in its sport events utilization as the demand for its services and its number of customers has grown. The Company expects this growth to continue, which should create stronger operating leverage through expanded distribution channels.

Strategic acquisitions and investments

•
Selectively pursue strategic acquisitions and investments. Genius seeks acquisition and investment opportunities that it believes will provide long-term value to its shareholders and potentially accelerate the Company’s growth, profitability, and cash generation. While a primary area of focus is expected to be on smaller, complimentary technology companies that improve its product and technology offerings, the Company also maintains an active pipeline of larger, more transformational opportunities. For instance, the Company recently signed a definitive agreement to acquire Legend. See “—History and Development of the Company—Recent
Developments” for more information on the Legend Acquisition.

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

Genius believes that over time, increasing numbers of sports leagues will recognize the benefits of automated data capture as a compliment or replacement for manual input. Through its data and AI platform, GeniusIQ, Genius harnesses computer vision and machine learning to simultaneously monitor and compute every play within a sports game to capture billions of high-fidelity data points in real-time. GeniusIQ also enables the creation of "mesh" tracking data. Mesh tracking data captures highly detailed data points for the entire surface areas of every player and ball. This facilitates the creation of ultra-rich 3D environments which in turn powers advanced performance analysis tools for sports teams and automated officiating technology for leagues.

Genius' suite of performance analysis tools are used by every NBA team and the majority of EPL teams. This software automatically synchronizes event data, tracking data and multi-angle video to give coaches faster, high-dimension video analysis and more efficient workflows.

In 2024, the Company's GeniusIQ-powered Semi-Automated Offside Technology ("SAOT") was selected by the EPL as its chosen technology provider for officiating offside decisions. It has since been selected by top-tier global soccer organizations including the Belgian Pro League and Confederação Brasileira de Futebol (“CBF”) for its Brasileiro Série A and Copa do Brasil competitions. The system is built on the key principles of speed and precision to minimize breaks in the game and deliver accuracy for a better fan experience.

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

Betting Technology, Content and Services

Genius supplies the technology, content and services that powers global sportsbooks. Sportsbooks can outsource as much or as little of these capabilities as necessary depending on their requirements. Genius’ offering includes:

•
Live sports data: Fast and reliable feeds of live match data, the majority of which are delivered direct from stadiums around the world in under a second using Genius technology. These real-time data points allow sportsbooks to create odds for in-game betting markets on over 400,000 events per year.
•
Pre-game and in-game odds feeds: A combination of automated oddsmaking powered by unique mathematic algorithms, a specialist trading team, and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating events, setting odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.

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

Genius also provides consumer insights and fan intelligence services through Sports Innovation Lab ("SIL"), acquired in 2025. SIL maintains a proprietary database and analytics platform focused on sports fan behavior, preferences, and engagement patterns. Through digital interactions, and aggregated consumer data, SIL enables sports organizations, brands, and media companies to analyze fan demographics, segment audiences, and develop targeted marketing strategies. SIL's services are provided primarily through license-based platform access and custom research engagements.

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

Awards

Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. By way of example:

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

In 2024, Genius won Best Use of Technology at the Hashtag Sports Awards for its work powering data-driven broadcasts. In the sports betting sector Genius won a number of EGR Awards including Sports Data Supplier, Live Streaming Supplier, Acquisition & Retention Partner and Freeplay Gaming Supplier of the Year. It also won an SBC's Industry Innovation of the Year for BetVision.

In 2025, Genius won the Best Use of AI at the SportsPro Media Awards, Best Technology for Sports Performance at the Sports Technology Awards, and Betting Product of the Year at the American Gambling Awards.

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

Genius has over 400 sports league partners, including:

•
Globally recognized leagues such as the NFL, EPL, NBA, WNBA, NCAA, FIBA, FIFA, the Professional Golfers' Association of America ("PGA") Tour and Ryder Cup; and
•
Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

Genius has relationships with over 550 sportsbook brand customers, including:

•
Global sportsbooks such as: FanDuel, Betfair, Paddy Power, Sisal, Sportsbet, and Sky Bet (all Flutter); BetMGM, Ladbrokes, Coral, Bwin, and SuperSport (all Entain); DraftKings, Fanatics, bet365, 888/William Hill (both Evoke), Betsson, Betway; and
•
Leading B2B platform providers such as OpenBet, Altenar, Pragmatic Play, and Kambi.

Genius has over 250 media and advertising customers, including:

•
Recognized leading US gaming brands such as FanDuel, DraftKings, BetFanatics, BetMGM, and Caesars;
•
A wide range of sports betting and iGaming brands in Europe and Africa, including Bet365, Mr Vegas and SuperBet;
•
Relationships with the world's largest media agencies, including PMG, Publicis and WPP (effective February 2026);
•
A wide range of brands globally including Diageo, Dr. Pepper, Pepsi, Heineken, Bayer, Stellantis (Jeep/Dodge), LVMH, and Buffalo Wild Wings;
•
Major global media organizations and broadcasters, such as ESPN, CBS, FanDuel Sports Network, Premier League Productions, TNT Sports, NBA League Pass, NFL+ and TSN, to which Genius helps drive fan engagement through AI-powered video augmentation; and
•
Sports properties including the NFL and NFL Teams including the LA Rams, and Major League Baseball teams including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans through its fan engagement and digital advertising solutions.

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

Video capture capabilities are powered by GeniusIQ, which utilizes a single, connected network of iPhones installed in venues globally. Genius utilizes iPhones because they enable camera and compute on a single device, are scalable, affordable, and easily upgradable, can be connected and synchronized to power a single intelligent system, and enable nearly limitless angles for maximum accuracy and robust data.

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

Through big data analytics of data generated from this unique understanding of fans, live sports events, and the sportsbook market Genius is able to offer large scale targeted advertising campaigns which are delivered through cost effective, data driven, real-time bidding for publishing space. The advertising content selected for each fan by the Genius proprietary advertising technology further leverages the Company’s data and visualization capabilities to effectively deliver targeted dynamic content driven by data, video, and AI across all media channels.

Advanced capabilities

Genius’ Second Spectrum division has built world leading AI and Computer Vision technology that can track, understand, and analyze detailed game play in real time. GeniusIQ's in-venue capture system combines multiple, low cost, in venue cameras with proprietary computer vision technology to generate highly accurate 3D player pose data which is analyzed by AI systems that have been developed with a deep understanding of sports to provide coaching insights, support for complex officiating decisions, and rich data sets, all in real-time.

Our award-winning capabilities are driving a revolution in sports data and analytics, coaching, officiating, and visual augmentation of live streams and broadcasts. The augmentation capabilities have been showcased for the EPL, NBA, and NFL with broadcast partners including BT Sport, Amazon Prime, and CBS. RomoVision, developed for CBS coverage of NFL, won a Sports Emmy at the 43rd annual Sports Emmy awards.

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $31.1 million, $24.6 million and $26.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in the U.K, the U.S and Colombia. As of December 31, 2025, there were over 500 staff members in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

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

Genius has robust global sales and account management teams with more than 200 commercial professionals, who are organized by region and industry. This team is responsible for new business development and promoting value-add services to grow existing partnership value.

In addition, Genius also has a marketing team of approximately 20 people that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

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

The Company considers its most direct and relevant competitors to be Sportradar and Stats Perform.

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

Outside of the content, data and betting space, Genius has a very wide and diverse product offering, which is supplied to sports organisations, media companies, consumer brands and advertising agencies. Across this wide addressable market, there are many other companies Genius competes with. For example, this includes Hawkeye, which supplies optical tracking systems to create performance analysis and officiating tools for sports leagues.

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

Notwithstanding, our operations are subject to seasonal fluctuations that may impact our revenues and cash flows. Seasonality in sporting events may impact our operations and the operations of our customers and sports organizations. Sports organizations have their own significant sporting events such as playoff and championship games, which may cause peaks in our revenues and revenues of our customers and such sports organizations. On the other hand, sports off-seasons may cause troughs in our revenues and revenues of our customers and such sports organizations. Certain sports hold events only during certain times in a calendar year. For example, our revenues are typically impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events and races. In addition, a general economic downturn, lower consumer discretionary income for use on sports-related activities and betting, and the general health of the sports, entertainment, digital media, and sports betting industries can impact our cash flows. See Item 3.D “Risk Factors—Our operations are subject to seasonal fluctuations that may impact our cash flows.''

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

As of March 17, 2026, we owned eight registered trademarks and 37 granted patents in the US, and 80 registered trademarks and seven granted patents in various non-US jurisdictions, along with a further 24 pending trademark applications outside the US and five pending trademark applications within the US. There are currently six patent applications pending in the US and 22 outside the US.

We use Open Source Software in our services and periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions we do not intend.

We control access to and use of our data, databases, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. Despite these measures, there is no assurance that these measures will prevent the infringement of our intellectual property rights or that we won’t face claims for intellectual property infringement.

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

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•
the General Data Protection Regulation, the EU AI Act and implementing national legislation and any data laws and regulations enacted in the UK, including the UK GDPR;
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

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and we cannot assure that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. We incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the US, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase, and we may be subject to increased regulatory scrutiny. Currently, there is also a trend towards more stringent gambling advertising regulations across Europe. Additional legislative or regulatory efforts in the US and internationally could further regulate our businesses. See Item 3.D “Risk
Factors—Privacy, data protection, and data usage regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.”

C.
Organizational Structure

Genius Sports Limited was incorporated as a holding company in connection with its business combination with dMY Technology Group, Inc. II on October 21, 2020 under The Companies (Guernsey) Law, 2008 and registered in the Guernsey Registry.

We have 48 wholly owned subsidiaries that are listed in Exhibit 8.1, Subsidiaries of the Registrant to this Report. The significant subsidiaries of the Company are listed below.

Name	Country of Incorporate and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by Genius
Maven Topco Limited	Guernsey	Holding company	100%
Genius Sports Group Limited	United Kingdom	Holding company	100%
Genius Sports UK Limited	United Kingdom	Data services and technology	100%
Genius Sports Media, Inc.	United States	Data services and technology	100%

D.
Property, Plants and Equipment

Our corporate headquarters are located in London, UK, where we occupy a leased premise totaling approximately 4,907 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources, and other corporate teams. Our US headquarters are in New York, where we occupy a newly leased premise totaling 35,442 square feet. We have vendor agreements for one enterprise (third-party hosted) colocation facility.

We also lease office space in 14 other cities throughout the world, the largest of which includes a 22,636 square foot space in Sofia, Bulgaria, a 23,465 square foot space in Medellín, Colombia, a 17,528 square foot space in Tallinn, Estonia and a newly leased 23,469 square foot space in Los Angeles, in the US. Our major sites in Medellín, Sofia and Tallinn are primarily occupied by operational teams (trading, data services and customer support). All of the above leases expire or are up for renewal in 2026-2032.

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

The discussion should be read together with the historical audited annual consolidated financial statements of Genius Sports Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes thereto, included elsewhere in this Report.

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

Genius’ mission is to be the operating system of modern sport, powering the global ecosystem that connects sports, betting and media with every fan around the globe. In doing so, Genius creates engaging and immersive fan experiences, advertising services, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius also sits at the heart of the global sports betting ecosystem. As of December 31, 2025, Genius has deep, critical relationships with over 400 sports leagues and federations, over 550 sportsbook brands and over 250 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment.

On February 5, 2026, the Company entered into a definitive agreement to acquire Legend, a global, digital sports and gaming media network built to monetize attention, in a transaction valued at up to $1.2 billion, including $900 million payable at closing and an earnout of up to $300 million. The proposed acquisition is expected to close in the second quarter of 2026, subject to customary closing conditions. For more information, see Note 24 – Subsequent Events to the consolidated financial statements included in Item 18 of this Report.

Business Model

Genius is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem, and provides critical technology and services required to power the global ecosystem connecting sports, betting, and media. Genius has three principal products lines — Sports Technology and Services, Betting Technology, Content and Services, and Media Technology, Content and Services. All of Genius’ products are powered by proprietary technology and robust data infrastructure. See Item 4.B “Business Overview—Products and Business Model.”

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that underpin how sports leagues capture, distribute official data and video, as well as many additional products that optimize performance on and off the field. These include performance analysis software, semi-automated officiation technology, and competition management software

We believe Genius’ technology has become essential to its partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and a “watch and bet” product that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables a wide range of partners to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of targeted, real-time advertising campaigns to sports fans, and broadcast augmentation which also enables advertising campaigns and branding to be integrated into the live broadcast.

Innovative, Proprietary Technology Tailored for Sports

Genius has an organizational culture that values and encourages continual innovation. Genius’ technical teams have a deep understanding of sports, our customer’s needs for fan engagement, and the key data that drives value through the sports ecosystem. See Item 4.B “Business Overview—Genius Technology.” This deep understanding and Genius’ position at the core of the Sports, Betting, and Media ecosystem allows Genius to realize technical synergy between different sectors, as well-planned investment in one area can realize value across the ecosystem. Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. See Item 4.B “Business Overview—Products and Business Model—Awards.” Genius’ research and development team is comprised of more than 500 employees that specialize in specific domains and technologies to meet customers’ existing needs and drive future innovation.

For example, through its optical tracking system, Genius harnesses computer vision, machine learning, and AI to simultaneously monitor and compute every play within a sports game to capture billions of high-fidelity data points in real-time. Genius' data and AI platform, GeniusIQ, also enables the creation of 'mesh' tracking data. Mesh tracking data captures highly detailed data points for the entire surface areas of every player and ball. This facilitates the creation of ultra-rich 3D environments which in turn powers advanced performance analysis tools for sports teams and automated officiating technology for leagues.

Genius' suite of performance analysis tools are used by every NBA team and the majority of EPL teams. This software automatically synchronizes event data, tracking data and multi-angle video to give coaches faster, high-dimension video analysis and more efficient workflows.

In 2024, the Company's GeniusIQ-powered Semi-Automated Offside Technology (SAOT) was selected by the EPL as its chosen technology provider for officiating offside decisions. It has since been selected by top-tier global soccer organizations including the Belgian Pro League and Confederação Brasileira de Futebol (“CBF”) for its Brasileiro Série A and Copa do Brasil competitions. The system is built on the key principles of speed and precision to minimize breaks in the game and deliver accuracy for a better fan experience.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL, Serie A and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2029 season, accounts for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

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

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2025	2024
Events under official rights(1)	206,013	145,547
Of which, exclusive	119,915	115,057

(1)Genius had an additional 130,312 and 125,320 eSports events as of December 31, 2025 and 2024, respectively.

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

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for the NFL and UK soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long-term contracts with over 550 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically two to five years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Approximately 60% of Genius’ fiscal 2025 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

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

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statements of operations within gain (loss) on foreign currency.

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

NFL License Agreement

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling the NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029.

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

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $33.7 million, $27.6 million and $23.6 million decrease in reported revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the consolidated statements of operations and the related payment, under the consolidated statements of operations caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

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

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $123 billion in 2025 to $186 billion by 2030. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the US. As of year-end 2025, 40 US states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 40 states have launched active sports betting industries with 31 states allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the US sports betting market will generate an estimated $35 billion in GGR in 2030, up from an estimated $19 billion in 2025. Genius is permitted to supply its services in 35 US states, provinces and territories in North America and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $67 billion in GGR in 2030 up from an estimated $46 billion in 2025.

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

Genius operates within the growing sports advertising market and believes that there is an opportunity to significantly grow its TAM as it expands into the sports advertising market. Digital ad spend passed $700 billion in 2025, and global spend on live, contextual sports advertising continues to grow. This growing investment in sports advertising creates an opportunity to expand Genius Sports’ total addressable market by providing technology that supports the planning, activation and measurement of live, contextual sports advertising across digital channels.

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Year Ended December 31,
	2025	2024	2023
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$471,531	$354,856	$274,235
Media Technology, Content and Services	144,463	105,313	91,605
Sports Technology and Services	53,495	50,725	47,137
Total Revenue	$669,489	$510,894	$412,977

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

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

General and administrative. General and administrative expenses consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction expenses. Transaction expenses consist primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Interest (expense) income, net. Interest expense consists primarily of interest on the Credit Agreement and accretion of obligations related to other intangible assets. Interest income consists primarily of interest on cash balances.

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

Income tax benefit (expense). Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 19 – Income Taxes, to Genius’ consolidated financial statements included in Item 18 of this Report.

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

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Year Ended December 31,
	2025	2024	2023
	(dollars, in thousands)
Net loss	$(111,581)	$(63,040)	$(85,534)
Adjusted for:
Net, interest expense (income)	6	(921)	(1,953)
Income tax (benefit) expense	(2,496)	509	5,340
Amortization of acquired intangibles (1)	9,453	24,136	40,476
Other depreciation and amortization (2)	62,492	49,716	37,841
Stock-based compensation (3)	160,493	55,657	35,462
Transaction expenses	9,949	2,246	2,494
Litigation and related costs (4)	36,786	7,575	2,289
Change in fair value of derivative warrant liabilities	—	—	534
Loss (gain) on fair value remeasurement of contingent consideration	—	(1,024)	2,919
Loss on abandonment of assets	—	—	11,226
(Gain) loss on foreign currency	(33,567)	9,519	(3,875)
Other (5)	4,714	1,366	6,126
Adjusted EBITDA	$136,249	$85,739	$53,345

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
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the year ended December 31, 2025, legal proceedings included Sportscastr litigation, dMY litigation, and Volleystation litigation (as described in Note 21 – Commitments and Contingencies to the consolidated financial statements included in Item 18 of this Report). For the year ended December 31, 2024, legal proceedings included Sportscastr litigation, dMY litigation, and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” of the 2024 20-F). For the year ended December 31, 2023, legal proceedings included Sportradar and BetConstruct litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” of the 2022 20-F). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, one-time marketing costs, loss on impairment of property leases, professional fees for finance transformation project, gain/loss on disposal of assets, and expenses incurred related to earn-out payments on historical acquisitions.

A.
Operating Results

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended
	December 31,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Revenue	$669,489	$510,894	$158,595	31%
Cost of revenue(1)	515,647	382,187	133,460	35%
Gross profit	153,842	128,707	25,135	20%
Operating expenses:
Sales and marketing(1)	56,162	37,411	18,751	50%
Research and development(1)	31,087	24,576	6,511	26%
General and administrative(1)	207,972	123,011	84,961	69%
Transaction expenses	9,949	2,246	7,703	343%
Total operating expense	305,170	187,244	117,926	63%
Loss from operations	(151,328)	(58,537)	(92,791)	(159)%
Interest (expense) income, net	(6)	921	(927)	(101)%
Gain (loss) on disposal of assets	33	(147)	180	122%
Gain on fair value remeasurement of contingent consideration	—	1,024	(1,024)	(100)%
Gain (loss) on foreign currency	33,567	(9,519)	43,086	453%
Total other income (expense)	33,594	(7,721)	41,315	535%
Loss before income taxes	(117,734)	(66,258)	(51,476)	(78)%
Income tax benefit (expense)	2,496	(509)	3,005	590%
Gain from equity method investment	3,657	3,727	(70)	(2)%
Net loss	$(111,581)	$(63,040)	$(48,541)	(77)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Year Ended
	December 31,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$52,626	$618	$52,008	8,416%
Sales and marketing	9,734	4,379	5,355	122%
Research and development	10,812	6,247	4,565	73%
General and administrative	87,321	44,413	42,908	97%
Total stock-based compensation	$160,493	$55,657	$104,836	188%

Revenue

Revenue was $669.5 million for the year ended December 31, 2025 compared to $510.9 million for the year ended December 31, 2024. Revenue increased $158.6 million, or 31%.

Betting Technology, Content and Services revenue increased $116.7 million, or 33%, to $471.5 million for the year ended December 31, 2025 from $354.9 million for the year ended December 31, 2024. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings contributed $99.5 million to the increase, while another $17.1 million was attributable to new customer acquisitions.

Media Technology, Content and Services revenue increased $39.2 million, or 37%, to $144.5 million for the year ended December 31, 2025 from $105.3 million for the year ended December 31, 2024, driven by growth in the Americas region, primarily for programmatic advertising services.

Sports Technology and Services revenue increased $2.8 million, or 5%, to $53.5 million for the year ended December 31, 2025 from $50.7 million for the year ended December 31, 2024, primarily driven by an increase in sales of products built on GeniusIQ technology and expansion of services, including data feeds for brands and leagues. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $15.5 million in the year ended December 31, 2025 compared to $15.9 million in the year ended December 31, 2024.

Cost of revenue

Cost of revenue was $515.6 million for the year ended December 31, 2025, compared to $382.2 million for the year ended December 31, 2024. The $133.5 million increase in cost of revenue includes a $52.3 million increase in non-employee stock-based compensation and a $0.3 million decrease in stock-based compensation in relation to equity awards issued to management and employees. The remaining increase of $81.4 million was primarily driven by higher fees paid for data rights, media direct costs and increased amortization of internally developed software costs, partially offset by lower other depreciation and amortization.

Data and streaming rights costs were $246.5 million for the year ended December 31, 2025, compared to $188.1 million for the year ended December 31, 2024. The $58.5 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $76.3 million for the year ended December 31, 2025, compared to $55.2 million for the year ended December 31, 2024. The $21.1 million increase was driven by higher programmatic media revenues.

Amortization of capitalized software development costs was $49.7 million for the year ended December 31, 2025, compared to $41.9 million for the year ended December 31, 2024. This increase is driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $18.5 million for the year ended December 31, 2025, compared to $28.4 million for the year ended December 31, 2024. The decrease was due to certain historically acquired intangible assets being fully amortized during the second and third quarter of fiscal year 2024.

Sales and marketing

Sales and marketing expenses were $56.2 million for the year ended December 31, 2025, compared to $37.4 million for the year ended December 31, 2024. The $18.8 million increase includes a $5.4 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $13.4 million was primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $31.1 million for the year ended December 31, 2025, compared to $24.6 million for the year ended December 31, 2024. The $6.5 million increase includes a $4.6 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase was $1.9 million due to higher cloud infrastructure spend and overheads.

General and administrative

General and administrative expenses were $208.0 million for the year ended December 31, 2025, compared to $123.0 million for the year ended December 31, 2024. The $85.0 million increase includes a $42.9 million increase in stock-based compensation related to equity awards issued to management and employees, and a $29.2 million increase in litigation and related costs. The remaining increase of $12.9 million was driven by higher corporate overheads and staff costs.

Transaction expenses

Transaction expenses were $9.9 million for the year ended December 31, 2025 and $2.2 million for the year ended December 31, 2024. Transaction expenses in the year ended December 31, 2025 related primarily to corporate transactions, including M&A activity. Transaction expenses in the year ended December 31, 2024 related primarily to the Credit Agreement. See Note 12 – Debt, to Genius’ consolidated financial statements included in Item 18 of this Report for further discussion of the Credit Agreement.

Interest (expense) income, net

Interest expense, net was less than $0.1 million for the year ended December 31, 2025, compared to interest income, net of $0.9 million for the year ended December 31, 2024. The net interest expense for the year ended December 31, 2025 was primarily due to interest expense on the accretion of liabilities related to other intangible assets, partially offset by interest income on cash balances.

Gain on fair value remeasurement of contingent consideration

Genius recorded a gain of $1.0 million for the year ended December 31, 2024, related to historical acquisitions.

Gain (loss) on foreign currency

Genius recorded a foreign currency gain of $33.6 million and a foreign currency loss of $9.5 million for the year ended December 31, 2025 and 2024, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax benefit (expense)

Income tax benefit was $2.5 million for the year ended December 31, 2025 and income tax expense was $0.5 million for the year ended December 31, 2024. The change to income tax benefit was primarily due to deferred tax recognition in the United Kingdom.

Gain from equity method investment

Gain from equity method investment was $3.7 million for the year ended December 31, 2025 and 2024, due to Genius' share of profits from its equity investment in CFL Ventures. See Note 10 – Investments, to Genius’ consolidated financial statements included in Item 18 of this Report for further discussion of Genius’ investment in the Canadian Football League (“CFL”) Ventures.

Net loss

Net loss was $111.6 million and net loss was $63.0 million for the year ended December 31, 2025 and 2024, respectively.

Comparison of 2024 to 2023

For the comparison of 2024 to 2023, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024.

B.
Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as leasehold improvements, IT equipment, stadium equipment, and furniture and fixtures). Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. However, Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs in the future. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024, and reaffirmed at the Company's Annual General Meeting on December 10, 2025, regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion.

The Company did not repurchase any shares in the year ended December 31, 2025, and the share repurchase program remains active.

Debt

Genius had zero and less than $0.1 million in debt outstanding as of December 31, 2025 and 2024, respectively.

In April 2024, Genius entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. The Credit Agreement was undrawn as at December 31, 2025.

During the second and third quarters of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($61.9 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($123.8 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of December 31, 2025, the Company had no outstanding borrowings under the Credit Agreement. As of December 31, 2025, the available facility value was $56.2 million.

Commitments

Refer to Note 21 – Commitments and Contingencies to Genius’ audited consolidated financial statements included in Item 18 of this Report for disclosures regarding our commitments, including our contractual obligations.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Year Ended December 31,
	2025	2024	2023
	(dollars, in thousands)
Net cash provided by operating activities	$86,395	$81,861	$14,876
Net cash used in investing activities	(92,908)	(62,685)	(47,570)
Net cash provided by (used in) financing activities	143,979	(7,597)	(596)

Operating activities

Net cash provided by operating activities increased $4.5 million to $86.4 million for the year ended December 31, 2025 compared to net cash provided by operating activities of $81.9 million for the year ended December 31, 2024. The increase in net cash provided by operating activities was a result of a lower net loss, adjusted for non-cash items, in 2025 compared to 2024, of $0.3 million offset by favorable changes in working capital of $4.8 million. In the year ended December 31, 2025, sustained revenue growth of 31% primarily from the improved performance from our Betting Technology, Content and Services was more than offset by higher stock-based compensation of $94.1 million, contributing to a $48.5 million increase in net loss compared to the year ended December 31, 2024. The increase in net loss was offset by an increase in non-cash items of $48.3 million, which was primarily due to higher stock-based compensation of $94.1 million, offset by a change in foreign currency remeasurement of $42.5 million. Cash flows provided by operating activities from changes in working capital were $15.5 million in the year ended December 31, 2025, compared to $10.7 million in the year ended December 31, 2024. This $4.8 million inflow from changes in working capital in 2025 compared to 2024 was primarily attributable to the following factors: (i) a $96.3 million benefit from changes in accounts payable, primarily due to the timing of supplier payments; (ii) a $8.5 million benefit from changes in accrued expenses, primarily due to the timing of supplier invoices; and (iii) a $6.7 million benefit from changes in other current liabilities, primarily due to the timing of payments for other payables and provisions; offset by (iv) a $34.9 million outflow from changes in contract assets, due to the timing of customer invoicing; (v) a $28.4 million outflow from changes in accounts receivable, primarily due to the timing of customer receipts from Betting Technology, Content and Services, and Media Technology, Content and Services revenues; (vi) a $30.8 million outflow from changes in prepaid expenses, primarily due to the timing of supplier payments; (vii) a $5.2 million outflow from changes in other assets, primarily due to the timing of sales tax payments; and (viii) a $4.4 million outflow from the effect of business combinations, primarily due to the acquisition of SIL. Certain other items combined to result in an additional $3.0 million outflow from changes in working capital.

Investing activities

Net cash used in investing activities was $92.9 million and $62.7 million in the years ended December 31, 2025 and 2024, respectively. In the year ended December 31, 2025, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $59.0 million, purchases of property and equipment of $21.9 million, and the acquisition of SIL of $14.8 million, offset by distributions from equity method investments of $2.8 million. In the year ended December 31, 2024, investing cash flows primarily reflected internally developed software costs of $52.0 million and purchases of property and equipment of $12.3 million, offset by distributions from equity method investments of $1.6 million.

Financing activities

Net cash provided by financing activities was $144.0 million and net cash used in financing activities was $7.6 million in the years ended December 31, 2025 and 2024, respectively. In the year ended December 31, 2025, financing cash flows primarily reflect the issuance of 17,647,059 ordinary shares after completing an underwritten public offering, resulting in net proceeds of $144.0 million. In the year ended December 31, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million.

Comparison of 2024 to 2023

For the comparison of 2024 to 2023, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024, under the subheading “Liquidity and Capital Resources.”

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

E.
Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 – Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included in Item 18 of this Report. Genius’ critical accounting estimates are described below.

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

The Company adopted ASU 2017-04 on January 1, 2018, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Acquired Intangibles

Other intangibles represent the value to Genius of the incremental revenue growth that could potentially be obtained from deploying GeniusIQ technology on an exclusive basis in certain venues. Genius allocates the fair value of consideration transferred to acquire other intangibles based on their estimated fair values. Such valuations require Genius to make significant estimates and assumptions. Critical estimates in valuing other intangibles include, but are not limited to, future expected cash flows attributable to the acquired assets, useful lives, and discount rates.

Business Combinations

Genius accounts for acquisitions in accordance with ASC 805, Business Combinations (“ASC 805”). Genius allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Genius to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired data rights, acquired technology, and acquired marketing products, useful lives, and discount rates.

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

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ consolidated financial statements included in Item 18 of this Report.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information—Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 21 – Commitments and Contingencies to Genius’ consolidated financial statements included elsewhere in this Report. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Recent Developments

Legend Acquisition

As announced on February 5, 2026, we entered into the Legend Share Purchase Agreement to acquire Legend, a global, digital sports and gaming media network built to monetize attention. The consideration for the Legend Acquisition is valued at up to $1.2 billion and includes $900 million payable at closing (comprising $800 million in cash and $100 million in stock consideration) and an earnout of up to $300 million split evenly across two years post-closing. The earnout is tied to the achievement of certain profitability and cash flow thresholds and is payable in cash or stock, at Genius’ election, subject to customary conditions. The Legend Acquisition is expected to accelerate our strategic and financial objectives, supercharge fan monetization, and help build a fully integrated sports and gaming media network for our customers. The Legend Acquisition is expected to be completed in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including, among other things, the expiration or termination of the waiting period pursuant to the Hart-Scott Rodino Act. For more information, see Note 24 – Subsequent Events to the consolidated financial statements included in Item 18 of this Report.

Financing Commitment

On February 5, 2026, in connection with the execution of the Legend Share Purchase Agreement, Genius entered into Term Loan B with Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., pursuant to which the Commitment Parties have committed to provide, subject to the satisfaction of customary closing conditions, a senior secured term loan facility in an amount up to $850 million and senior secured revolving credit facility in an amount up to $220 million, in an aggregate principal amount of up to $1.07 billion. Genius expects to fund a portion of the cash consideration for the Legend Acquisition at closing with proceeds from the Term Loan B.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers

The following are the directors of the board and executive officers of Genius (as of the date of this filing):

Name	Age	Position
Mark Locke	46	Director and Chief Executive Officer
Robert Bach	64	Director
Kimberly Bradley	57	Director and Chair of the Audit Committee
Daniel Burns	55	Director and Chair of the Nominating and Corporate Governance Committee
Kenneth J. Kay	70	Director, Chair of the Board of Directors, and Chair of the Compensation Committee
Claire Nooriala	47	Director
Bryan Castellani	55	Chief Financial Officer
Jack Davison	49	Chief Commercial Officer
Tom Russell	46	Chief Legal Officer

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

Robert Bach is a member of Genius' Board and was appointed in October 2024. Mr. Bach previously worked at Microsoft for 22 years, where he held various marketing and business management roles, including President of the Entertainment and Devices Division. Mr. Bach supported the successful launch and expansion of Microsoft Office and lead the creation and development of the Xbox and Xbox Live franchises. Mr. Bach serves extensively on both public and private sector boards, has published three books, and speaks nationally at universities and corporate events. He previously served as a board member of Sonos Inc., Brooks Running Company, the US Olympic and Paralympic Committee, and Magic Leap. Mr. Bach was an Arjay Miller Scholar at the Stanford Graduate School of Business where he earned his MBA, and a Morehead Scholar at the University of North Carolina where he earned his degree in economics.

Kimberly Bradley is a member of Genius’ Board. Ms. Bradley was appointed to Genius' Board in July 2021. Ms. Bradley also serves as an Advisor to EQT Group, a global investment organization, since August 2023, an Advisor to CoachList, an online marketplace for the fitness community, since February 2024, and an Advisor to Ridgehaven Holdings, LLC, since August 2025, where she is involved in the creation of a CFL franchise and multi use stadium project. Ms. Bradley previously served as Chief Financial Officer of the NFL and Chief Operating Officer of the NFL Network, from 2003-2006 and 2006-2012 (respectively). Most recently, Ms. Bradley served as Executive Vice President & Chief Financial Officer of Warner Bros. Entertainment from 2015-2020. Ms. Bradley holds a B.A. in Japanese/Asian Studies from Connecticut College and an MBA in Finance from Thunderbird School of Global Management. Ms. Bradley’s qualifications to serve on our Board of Directors include her extensive career in executive leadership positions in both the sports and media sectors, as well as her financial acumen and corporate expertise.

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

Kenneth J. Kay is Chair of Genius’ Board of Directors and was appointed in March 2023. He is also a member of the Board of Summit Hotel Properties, Inc. (NYSE: INN) since July 2014 and serves as chair of the Compensation Committee. Mr. Kay is Managing Partner of Kay Investments, a privately held real estate investment firm. From 2015 until 2022, Mr. Kay was also the Chief Financial Officer and a member of the Office of the Chief Executive Officer of MGM Holdings, Inc., a leading entertainment studio that was acquired by Amazon.com, Inc. in March 2022. Previously, Mr. Kay held the position of Chief Financial Officer of Las Vegas Sands Corp. (“Las Vegas Sands”) (NYSE: LVS) from 2008 to 2013, a leading global hospitality and gaming company. Prior to working for Las Vegas Sands, Mr. Kay was Senior Executive Vice President and Chief Financial Officer of CB Richard Ellis Group, Inc. (“CBRE”) (NYSE: CBG), a global commercial real estate services firm, from 2002 to 2008. Mr. Kay began his career with PricewaterhouseCoopers, and after leaving public accounting, his career included senior financial and operational roles at Ameron International, Systemed Inc., Universal Studios and, just prior to CBRE, as Chief Financial Officer of Dole Food Company, Inc. (formerly NYSE: DOLE). Mr. Kay received a B.S. degree in accounting and an M.B.A. degree from the University of Southern California. Mr. Kay is a Chartered Global Management Accountant, a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Kay’s qualifications to serve on our Board of Directors includes his extensive leadership positions in the gaming and hospitality sectors, his financial acumen and corporate expertise.

Claire Nooriala is a member of Genius' Board of Directors and was appointed in June 2024. She is also the Chief Growth Officer at Plessey, responsible for policy, communications, marketing, people and culture, and for shaping the company’s engagement with government, industry and partners. Ms. Nooriala brings over 26 years of leadership experience across the technology, media and digital industries and is a co-founder of Haylo Ventures. She previously served as Vice President for Snap Inc.’s EMEA region and held senior leadership roles at Meta (formerly Facebook), Weve, O2 Media and Telefonica.

Executive Committee – Officers

Mark Locke is the Co-Founder and Chief Executive Officer of Genius Sports. Mr. Locke is a member of Genius’ Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’ Board of Directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

Bryan Castellani has served as the Chief Financial Officer of Genius Sports since October 2025. Prior to joining Genius, Bryan held senior roles at renowned media and entertainment companies, including ESPN and The Walt Disney Company, and most recently as Executive Vice President and Chief Financial Officer at Warner Music Group. Bryan joined Warner Music Group in October 2023, where he oversaw and integrated its worldwide financial operations. Previously, he spent over two decades at Disney, advancing through a series of senior financial roles. He was appointed CFO of ESPN in 2018 and later expanded CFO responsibilities for Disney Media & Distribution in 2020, and Disney Entertainment in 2023. Before ESPN, Bryan held various financial and operational roles across Disney, including SVP of Corporate Financial Planning & Analysis; SVP of Operations, Business Planning & Strategy for ABC News; and, VP & CFO of The Walt Disney Company Japan. He earned a Bachelor of Arts degree in economics and political science from the University of Rochester.

Jack Davison has served as the Chief Commercial Officer of Genius Sports since July 2017. Prior to this, Mr. Davison served in roles as Managing Director and Chief Commercial Officer of BetGenius since July 2012, which is now a Genius Sports Group company. Prior to joining BetGenius, Mr. Davison served as Commercial Director of Press Association (now PA Media) and specialized in the Sports, Content Licensing and eGaming industry.

Tom Russell has served as the Chief Legal Officer of Genius Sports since April 2020 and prior thereto served as the General Counsel since 2014. Prior to joining Genius Sports Group, Mr. Russell served as a Senior Associate at DLA Piper, practicing in their Media, Sports, Gaming and Entertainment practice. Mr. Russell began his career in 2004 as an associate in Berwin Leighton Paisner’s London office (now Bryan Cave Leighton Paisner LLP). Mr. Russell received a LL.B., in Law from The London School of Economics and Political Science and LPC from BPP Law School. Mr. Russell is a qualified solicitor in England and Wales.

B.
Compensation

Executive Officer and Director Compensation

Compensation of Genius’ Executive Officers

The amount of compensation actually paid, and benefits in kind granted, to Genius’ executive officers in the year ended December 31, 2025 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’ home country and is not otherwise publicly disclosed by Genius.

(US dollars) (1)	All Executive Officers
Base compensation (2)	$2,643,526
Bonuses (3)	2,428,607
Additional benefit payments (4)	24,940
Share-Based Awards (5)	52,341,512
Total compensation	$57,438,585

(1)
Amounts payable in pound sterling have been converted into US dollars using the calendar year 2025 annual exchange rate of £1.00 to USD$1.32.
(2)
Base compensation represents the actual salary amounts paid to executive officers in 2025.
(3)
With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’ Chief Executive Officer (other than those relating to the Chief Executive Officer) and in any case overseen by the Compensation Committee of the Genius Board and are typically awarded in tandem with Genius’ annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2024 performance and paid in 2025. Bonuses earned in respect of 2025 performance will be paid in 2026, after the date hereof.
(4)
Additional benefit payments includes employer pension contributions and provision of private medical insurance cover.
(5)
The share-based awards referenced above were granted in the form of restricted share units ("RSUs") and performance share units ("PSUs") under the Company’s 2022 Omnibus Incentive Plan. Beginning with fiscal year 2025, the Company reports stock-based compensation in the executive compensation table based on the accounting expense recognized in the period in accordance with US GAAP (ASC 718), rather than presenting the full grant-date fair value of awards, which had been the Company’s disclosure approach in prior years. The amount reported for fiscal year 2025 includes $17,672,264 stock-based compensation expense related to awards granted in prior years , the grant-date fair value of which was already included in the stock-based compensation amounts disclosed in those prior periods. As a result, the amounts presented under the revised methodology are not directly comparable to amounts reported in earlier filings.

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2025 are set forth in the table above.

Compensation of Genius’ Directors

The amount of compensation paid, and benefits in kind granted, to Genius’ Directors for the year ended December 31, 2025 was $1,413,336, comprised of $313,000 cash-based compensation and $1,100,336 share-based compensation.

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

In addition, pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Daniel Burns is the founder, and Genius, Mr. Burns received retainer fees of $197,725, plus VAT, for his services rendered during the fiscal year ended December 31, 2025. The retainer fees were paid in pound sterling and have been converted into US dollars using the calendar year 2025 annual exchange rate of £1.00 to USD$1.32.

Existing Share Incentive Arrangements

The share ownership of our executive officers as of December 31, 2025 is reflected in the table below.

	Unrestricted Ordinary Shares (1)	Restricted Ordinary Shares	Total Ordinary Shares	Total Outstanding Options	Total Unvested RSUs/PSUs (2)	% of Total Outstanding Shares (3)
Executive Officers (5 persons)	19,501,103	—	19,501,103	—	15,531,239	9.3%

(1)
Excludes 3,808,884 shares issuable upon exercise of options or vesting of RSUs or PSUs within 60 days of December 31, 2025.
(2)
RSUs and PSUs are not treated as outstanding shares until they are settled in accordance with their terms.
(3)
Includes 3,808,884 shares issuable upon exercise of options or vesting of RSUs or PSUs within 60 days of December 31, 2025.

Executive Officer and Director Compensation

Genius’s compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our officers and executive management. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation and employee equity plans, and appointed FW Cook as its independent compensation advisor during 2025.

The compensation committee will continue to work with such advisors to regularly evaluate the compensation of our Chief Executive Officer, officers and executive officers and our non-management directors, and periodically review the implementation of our compensation philosophy and programs as a public company as set out in Genius’ governing documents. None of Genius’ executive officers will serve as a member of the Compensation Committee or otherwise be directly responsible for the Compensation Committee’s decisions, but Genius’ Chief Executive Officer, Chief People Officer and Chief of Staff are involved with compensation decisions and provide insight and recommendations to the Compensation Committee regarding compensation for officers and executive officers other than themselves.

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

Equity Compensation—Restricted Stock Units and Performance Stock Units

Genius established the Genius Sports Limited 2022 Omnibus Incentive Plan (the "2022 Plan"). Under the 2022 Plan, employees, officers and directors may be granted cash-based and share-based awards (the "Awards"), and the 2022 Plan and the individualized Award notices and agreements issued thereunder set out (among other things) the number of Genius ordinary shares subject to the relevant Award and the vesting terms that must be satisfied before such Awards may be exercised, may vest or may otherwise be settled in whole or in part. In 2025, Genius issued Awards in the form of restricted stock units, which are subject to time vesting, and performance stock units, which are subject to performance vesting conditions (with performance vesting generally based upon achievement of revenue and EBITDA thresholds).

In November 2024, the Company amended the Genius Sports Limited 2022 Omnibus Incentive Plan to increase the number of Evergreen Reserve Shares (as defined therein) available for issuance from 4% to 5% of the total number of ordinary shares outstanding on the last trading day of the immediately preceding fiscal year and add additional shares to the Share Reserve (as defined therein).

C.
Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•
the Class I directors are Daniel Burns, Kimberly Bradley and Kenneth Kay; the Class I directors will be up for re-election at the 2028 Annual General Meeting;
•
the Class II directors are Robert Bach and Claire Nooriala; the Class II directors will be up for re-election at the 2026 Annual General Meeting;
•
the Class III director is Mark Locke; the Class III director will be up for re-election at the 2027 Annual General Meeting;

Audit Committee

Genius has established an Audit Committee of the Genius Board, comprised of Ms. Bradley (as Chair), Mr. Kay, and Mr. Bach.

All members of the Committee, during the 2025 year and currently, have been deemed by the Genius Board to qualify as an “audit committee financial expert” as defined by applicable SEC rules and have accounting or related financial management expertise. The Genius Board determined that all members of the Committee were independent for Audit Committee purposes.

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

D.
Employees

The Company currently has approximately 2,700 staff across nine main locations and six continents, comprising almost 2,000 employees and 700 contingent workers. We operate a network of almost 3,000 data statisticians around the globe, as well as approximately 4,500 additional FIBA statisticians.

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

E.
Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of December 31, 2025 is set forth in Item 7.A of this Report.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of March 17, 2026, except as otherwise indicated, by:

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

Each Genius ordinary share will entitle the holder to one vote.

The beneficial ownership of Genius is based on 257,250,176 Genius ordinary shares outstanding as of March 17, 2026.

Beneficial Owner	Number of Genius Shares	Approximate Percentage of Outstanding Shares
Directors and executive officers
Mark Locke (1) (2) (3)	20,183,016	7.8%
Robert Bach (1)	61,922	**
Daniel Burns (1)	172,686	**
Kimberly Bradley (1)	84,529	**
Kenneth Kay (1)	131,281	**
Claire Nooriala (1)	24,705	**
Jack Davison (1) (4)	2,064,956	**
Tom Russell (1) (5)	537,917	**
Bryan Castellani (1)	12,500	**
Nicholas Taylor (1)	228,432	**
All directors and executive officers as a group (10 persons)	23,501,944	9.1%
Other 5% shareholders
NFL Enterprises(6)	15,344,471	6.0%
Wellington (7)	13,513,537	5.3%

** Less than 1%

(1)
The business address of this shareholder is 1st Floor, 27 Soho Square, London, W1D 3QR, UK.
(2)
A portion of Mr. Locke’s shares are pledged to a lender to secure obligations under a loan.
(3)
Includes 120,000 RSUs that are due to vest within 60 days of the date of this filing.
(4)
Includes 75,000 RSUs that are due to vest within 60 days of the date of this filing.
(5)
Includes 35,000 RSUs that are due to vest within 60 days of the date of this filing.
(6)
Based solely on the Schedule 13G filed by NFL Enterprises, LLC and its affiliates on February 17, 2026, (a) NFL Enterprises LLC has the sole voting power and sole dispositive power with respect to 15,344,471 Genius ordinary shares (inclusive of ordinary shares issuable upon the exercise of 14,500,000 vested NFL Warrants of the Company that are exercisable for ordinary shares within sixty (60) days of March 1, 2026) and (b) the address of the principal business office of NFL Enterprises LLC is 345 Park Avenue, New York, NY 10154, USA. NFL Enterprises LLC, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League.
(7)
Based solely on the Schedule 13G filed by Wellington Management Group LLP and its affiliates on November 12, 2025, (a) Wellington Management Group LLP has shared voting power with respect to 9,970,627 Genius ordinary shares and shared dispositive power with respect to 13,513,537 Genius ordinary shares, and (b) the address of the principal business office of Wellington Management Group LLP is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

Holders

As of March 17, 2026, we had approximately 120 shareholders of record of our ordinary shares and one shareholder of record of our B Shares. We estimate that as of March 17, 2026, approximately 98% of our outstanding ordinary shares are held by approximately 30 US record holders, including Cede & Co., the nominee of the Depositary Trust Company, and 100% of our B Shares are held by one US record holder. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities. Because some of our ordinary shares are held through brokers or other nominees, the number of record holders of our ordinary shares with addresses in the US may be fewer than the number of beneficial owners of our ordinary shares in the US. Except as noted below with respect to the NFL Warrant Shares (as defined below), the Major Shareholders do not have different voting rights than other Genius shareholders.

Significant Changes in Ownership by Major Shareholders

On April 26, 2021, pursuant to the License Agreement, NFL Enterprises was issued 18,500,000 NFL Warrants, of which 11,250,000 were vested immediately upon issuance, and the balance vested over a two-year term. Each NFL Warrant entitles NFL Enterprises to purchase one Genius ordinary share (each a “NFL Warrant Share”) for an exercise price of $0.01 per share. Each NFL Warrant was issued along with, and was stapled to, one B Share representing an economic value equal to the $0.0001 par value per share and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of one-tenth of a vote per B share.

Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius Governing Documents. In 2025, NFL Enterprises exercised 8,500,000 of the NFL Warrants and received 8,492,320 Genius ordinary shares as a result of a cashless exercise.

On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued NFL Enterprises an additional 9,500,000 warrants with each warrant entitling NFL Enterprises to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029.

B.
Related Party Transactions

CFL Ventures

The Company recognized revenue of $2.5 million for the year ended December 31, 2025 from CFL Ventures, in which the Company has a minority interest.

Carbon Group

The Company made a payment of $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the year ended December 31, 2025.

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
Interests of Experts and Counsel

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

See Note 21 – Commitments and Contingencies to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

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

C.
Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), all material contracts entered into by the Company in the past two years preceding the filing of this Report were entered into in the ordinary course of business. For more information, see Item 4.A “Information On The Company —History and Development of the Company—Recent Developments” and Item 18 “Note 24 – Subsequent Events.”

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

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius ordinary shares should not be chargeable to UK tax in the hands of holders of Genius ordinary shares (other than certain trustees) who are not resident for tax purposes in the UK, except where the holder carries on a trade, profession or vocation in the UK through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the UK, in connection with which the capital gain is realized or to which the Genius ordinary shares are attributable.

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

UK Stamp Duty and Stamp Duty Reserve Tax

The comments below summarize certain current law and are intended as a general guide only to stamp duty and stamp duty reserve tax (“SDRT”). Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to transfers, agreements to transfer, or issues to certain categories of person (such as depositaries and clearance services) which may be liable to stamp duty or SDRT at a higher rate.

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

F.
Dividends and Paying Agents

Not required.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Accordingly, we are required to file certain reports and other information with the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.
Subsidiary Information

Not required.

J.
Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Please see the report of WithumSmith+Brown, PC, an independent registered public accounting firm, included in Item 18. "Financial Statements.”

Changes in internal control over financial reporting

There were no changes to our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised only of independent Non-Executive Directors. During the 2025 year, the Genius Board deemed that Ms. Bradley, Mr. Bach and Mr. Kay satisfied the financial expertise requirement as defined by the SEC under Section 407 of the Sarbanes-Oxley Act.

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

Our Code of Conduct, which cross-references the Company’s formal Conflicts of Interest Policy, includes provisions stating that individuals should avoid situations that may result in a conflict of interest. The Genius Board reviews conflicts which involve directors of the Company. During the 2025 year, the Conflicts of Interest Policy was followed.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Audit Fees	$1,508,000	$1,411,800
Audit-Related Fees	43,600	83,200
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,551,600	$1,495,000

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 were related to the audit of our annual financial statements, internal control reviews, and other audit or interim review services provided in connection with regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2025 and 2024 were related to services in connection with regulatory filings.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024, and reaffirmed at the Company's Annual General Meeting on December 10, 2025, regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion.

The Company did not repurchase any shares in the year ended December 31, 2025, and the share repurchase program remains active.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following a review process, the Company concluded an audit tender for the Company’s external audit provider. On October 2, 2025, the Company announced that the Audit Committee of the Company will appoint KPMG LLP (“KPMG”) as the Company’s external auditor for the fiscal year ending December 31, 2026, contingent upon the execution of an engagement letter following completion of KPMG’s client acceptance procedures and completion of WithumSmith+Brown, PC (“Withum”)’s audit of the financial statements for the fiscal year ending December 31, 2025. This change in the Company’s auditor is subject to shareholder approval at the 2026 Annual General Meeting.

During the fiscal years ended December 31, 2025 and 2024, Withum did not issue any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor was the auditor’s report of Withum qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2025 and 2024, no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, occurred between Withum and the Company over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with the report it issued during such period, or any “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided WithumSmith+Brown, PC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with the statements contained herein and, if not, stating the respects in which they do not agree.

A copy of Withum’s letter is included as Exhibit 15.5 to this Form 20-F dated March 17, 2026.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For the purposes of NYSE rules, as a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for US companies We summarize some of differences as follows.

Board Committee Composition—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. As a foreign private issuer, we are exempt from these requirements and may follow home country governance which does not require full independence for any committees of the Genius Board. During 2025, we did not meet the NYSE independence requirements for the Nominating and Corporate Governance Committee or the Compensation Committee. The Company’s Audit Committee was comprised of entirely independent directors as of December 31, 2025.

Majority Independence—NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Our home country practice does not mandate a majority independent board of directors. In 2025, the Company followed home country practice, but applied the NYSE six bright line test for director independence. The Genius Board determined that a majority of directors were independent, save for Mr. Burns and Mr. Locke.

Shareholder Approval —The NYSE rules require shareholder approval of (i) equity compensation plans and any material amendments thereto and (ii) certain equity issuances, including, but not limited to, certain issuances of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, but as a foreign private issuer we are permitted to follow home country practice in lieu of those rules. Under home country practice, shareholder approval of stock option plans, other equity compensation arrangements and any such equity issuances is not required (subject to the specific terms of the plans, arrangements and issuances), and the Genius Board is entitled to approve compensation, equity measures and such equity issuances.

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

ITEM 16K. CYBERSECURITY

Genius Sports is committed to meeting the cybersecurity expectations of its internal and external stakeholders. Top-level support and ultimate accountability for information security, including cybersecurity, is provided at the Executive and Board-level. We have a dedicated Information Security function, led by our VP - CIO, to maintain oversight of our Information Security Management System ("ISMS"), aligned to ISO/IEC 27001:2022, the international standard for Information Security.

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

Material cybersecurity risks are assessed and managed by members of management with relevant expertise to ensure they are handled in a manner that is commensurate with their potential impact on the business if realized. Such risks have not had a material effect on the company to date. Management members include the VP - CIO, who has over 10 years of cybersecurity leadership experience and has led security and technology programs across highly regulated and data-sensitive industries, including Verizon and Nielsen. The CIO holds a Master’s degree in Computer Information Sciences and maintains industry-recognized security certifications. The Company has also established a Vice President of Cyber Security role to provide dedicated leadership for the Cyber Security function. Together, the CIO and VP of Cyber Security oversee cybersecurity strategy, governance, risk management, and operational security. The Company’s broader security program is supported by experienced professionals with expertise in threat detection, incident response, governance, and compliance, many of whom hold advanced academic qualifications and certifications such as CISM, ISO 27001 Lead Implementer, and GDPR Practitioner.

The Risk Management Steering Committee maintains oversight of our cybersecurity risk posture. It is chaired by the Chief Risk Officer with contribution from the Vice President - CIO and includes Executive-level representation including the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Committee meets regularly to discuss the management of cybersecurity risks and incidents and will further disseminate any material information to the wider Executive-team and the Genius Board. The Genius Board has delegated to the Audit Committee top-level oversight of Company risks, including cybersecurity risks. The Audit Committee receives updates on both a scheduled and ad hoc basis, as and when required.

The threat landscape continues to evolve and attacks are becoming increasingly sophisticated, particularly with advancements in artificial intelligence and the increased accessibility of tools that can automate or enhance malicious activity. In addition, the expanding complexity of our technology environment, including greater reliance on cloud services and third-party providers, contributes to our overall risk profile. Despite our efforts to embed effective security controls and practices, we recognize that no system can anticipate or prevent all cybersecurity threats, and incidents may still arise due to human error, system vulnerabilities, or third-party compromise. These risks are further described in Part I, Item 3D, “Risk Factors,” under “Risks Related to Genius Sports Group’s Technology, Intellectual Property, and Infrastructure.”

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

4.2

Amendment to the Amended and Restated Investor Rights Agreement, dated as of December 31, 2022 by and among Genius Sports Limited, Mark Locke, Maven Top Holdings S.a.r.l. and dMY Sponsor II LLC (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Annual Report on Form 20-F (File No. 001-40352) filed with the SEC on March 14, 2025).

4.3

Second Amendment to the Amended and Restated Investor Rights Agreement, dated September 14, 2023, by and among Genius Sports Limited, Mark Locke, Maven TopHoldings SARL and dMY Sponsor II LLC (incorporated by reference to Exhibit 4.3 of Genius Sports Limited’s Annual Report on Form 20-F (File No. 001-40352) filed with the SEC on March 14, 2025).

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

4.10

Credit Agreement, dated April 29, 2024, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger (incorporated by reference to Exhibit 10.1 of Genius Sports Limited’s Form 6-K filed with the SEC on May 8, 2024).+

4.11

Amendment to the Credit Agreement, dated July 10, 2024, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger (incorporated by reference to Exhibit 10.1 of Genius Sports Limited’s Form 6-K filed with the SEC on August 6, 2024).+

4.12

Second Amendment to the Credit Agreement, dated March 7, 2025, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger (incorporated by reference to Exhibit 4.12 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on March 14, 2025).+

4.13

Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 4.1 of Genius Sports Limited’s Form 6-K (File No. 001-40352) filed with the SEC on June 11, 2025).

4.14

Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Form 6-K (File No. 001-40352) filed with the SEC on June 11, 2025).

4.15	Share Purchase Agreement, dated February 5, 2026, between Genius Sports Limited, Lion Bidco Limited, Epos Capital Ltd, Nicholas Kisberg and Zeal Ltd.*
4.16	Form of Lock-Up and Orderly Sell-Down Agreement, between Genius Sports Limited, Lion Bidco Limited, Epos Capital Ltd, Nicholas Kisberg and Zeal Ltd.*
4.17	Amendment to Genius Sports Limited 2022 Omnibus Incentive Plan.*
8.1	Subsidiaries of the Registrant*
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of Genius Sports Limited’s Annual Report on Form 20-F (File No. 001-40352) filed with the SEC on March 14, 2025).
12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.**
15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*
15.5	Letter from WithumSmith+Brown, PC addressed to the SEC regarded the change of Registrant’s Certifying Accountants disclosure in this Form 20-F.*
97.1

Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 11.1 of Genius Sports Limited’s Annual Report on Form 20-F (File No. 001-40352) filed with the SEC on March 14, 2025).

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

GENIUS SPORTS LIMITED

March 17, 2026	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors,

Genius Sports Limited and Subsidiaries:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Genius Sports Limited and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in 2013 Internal Control—Integrated Framework issued by the COSO.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Equity-settled Performance-Based Restricted Share Units Valuation

Description of the Matter

As described in Notes 1 and 17 to the consolidated financial statements, the Company issues equity-settled performance-based restricted share units (“PSUs”) that vest upon the Company achieving cumulative revenue and cumulative adjusted EBITDA targets. For stock-based awards subject to performance conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The awards have the potential to be earned at 0% – 150% of the number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period. For the year ended December 31, 2025, stock-based compensation expense attributable to PSUs was $72.6 million. We identified the valuation of the PSUs, including the probability of achieving the performance-based vesting criteria, as a critical audit matter. The cumulative revenue and cumulative adjusted EBITDA projections used in the probability assessment for performance condition PSUs requires judgment due to the subjectivity of the revenue growth rates, adjusted EBITDA margins and certain other assumptions used in the projections. Auditing these elements required especially challenging and subjective auditor judgment due to the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit

To address this matter, through our integrated audit approach, we performed both control testing as well as substantive audit procedures. We obtained an understanding of, evaluated the design and tested the operating effectiveness of management’s controls over the Company’s processes related to the valuation of stock-based compensation.

The primary procedures we performed to address this critical audit matter included, among others, the following:

•
comparing the Company’s revenue and adjusted EBITDA amounts per the analysis for the current year to current year actual results,
•
evaluating the consistency of the revenue growth rates and certain other assumptions with external industry data,
•
comparing the forecasted growth in revenue, forecasted adjusted EBITDA and certain other assumptions to historical results, and
•
testing the accuracy of the Company’s calculations and assessing the completeness and accuracy of the underlying data used in the calculations.

Contract Asset and Contract Liability Valuation

Description of the Matter

As described in Notes 1 and 3 to the consolidated financial statements, the timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in contract assets or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the right to invoice and receive payment become unconditional. As of December 31, 2025, the Company had $57.4 million of contract assets and $97.1 million of contract liabilities, recognized as deferred revenue. We identified the valuation of the contract assets and contract liabilities as a critical audit matter due to the size and nature of the balances affecting revenue and the extent of effort required in performing our audit procedures to evaluate the reasonableness of the account balances through our contract and revenue testing.

How We Addressed the Matter in Our Audit

To address this matter, through our integrated audit approach, we performed both control testing as well as substantive audit procedures. We obtained an understanding of, evaluated the design and tested the operating effectiveness of management’s controls over the Company’s processes to calculate contract asset and contract liability balances as well as management’s review procedures related to the reconciliations of the accounts.

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

New York, New York

March 17, 2026

PCAOB ID Number 100

Genius Sports Limited

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$280,559	$110,213
Restricted cash, current	—	25,026
Accounts receivable, net	130,340	85,491
Contract assets	57,358	30,632
Prepaid expenses	66,150	27,333
Other current assets	15,276	9,902
Total current assets	549,683	288,597
Property and equipment, net	32,322	19,016
Intangible assets, net	144,203	115,539
Operating lease right-of-use assets	28,321	7,488
Goodwill	338,049	326,011
Deferred tax asset	1,643	1,192
Investments	32,585	31,717
Other assets	3,481	2,706
Total assets	$1,130,287	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$112,246	$36,661
Accrued expenses	118,017	79,172
Deferred revenue	97,098	73,388
Current debt	—	19
Operating lease liabilities, current	5,024	3,003
Other current liabilities	20,498	9,327
Total current liabilities	352,883	201,570
Deferred tax liability	7,186	13,802
Operating lease liabilities, non-current	25,471	4,489
Other liabilities	20,272	—
Total liabilities	405,812	219,861
Commitments and contingencies (Note 21)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding at December 31, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,504	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,992,257	1,700,065
Treasury stock, at cost, 4,105,948 shares at December 31, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,199,108)	(1,087,527)
Accumulated other comprehensive loss	(53,526)	(24,635)
Total shareholders’ equity	724,475	572,405
Total liabilities and shareholders’ equity	$1,130,287	$792,266

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024	2023
Revenue	$669,489	$510,894	$412,977
Cost of revenue	515,647	382,187	343,972
Gross profit	153,842	128,707	69,005
Operating expenses:
Sales and marketing	56,162	37,411	29,432
Research and development	31,087	24,576	26,070
General and administrative	207,972	123,011	85,167
Transaction expenses	9,949	2,246	2,494
Total operating expenses	305,170	187,244	143,163
Loss from operations	(151,328)	(58,537)	(74,158)
Interest (expense) income, net	(6)	921	1,953
Gain (loss) on disposal of assets	33	(147)	(291)
Gain (loss) on fair value remeasurement of contingent consideration	—	1,024	(2,919)
Change in fair value of derivative warrant liabilities	—	—	(534)
Loss on abandonment of assets	—	—	(11,226)
Gain (loss) on foreign currency	33,567	(9,519)	3,875
Total other income (expense)	33,594	(7,721)	(9,142)
Loss before income taxes	(117,734)	(66,258)	(83,300)
Income tax benefit (expense)	2,496	(509)	(5,340)
Gain from equity method investment	3,657	3,727	3,106
Net loss	$(111,581)	$(63,040)	$(85,534)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.44)	$(0.27)	$(0.38)
Weighted average common stock outstanding:
Basic and diluted	254,757,802	229,509,169	225,882,254

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2025	2024	2023
Net loss	$(111,581)	$(63,040)	$(85,534)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(28,891)	8,422	22,112
Comprehensive loss	$(140,472)	$(54,618)	$(63,422)

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(85,534)	—	(85,534)
Stock-based compensation	—	—	—	—	35,168	—	—	—	—	35,168
Vesting of shares	1,639,196	16	—	—	(16)	—	—	—	—	—
Issuance of common stock in connection with business combinations	2,063,697	21	—	—	10,136	—	—	—	—	10,157
Issuance of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	22,112	22,112
Balance at December 31, 2023	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(63,040)	—	(63,040)
Stock-based compensation	—	—	—	—	54,004	—	—	—	—	54,004
Vesting of shares	2,037,106	21	—	—	(21)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,422	8,422
Balance at December 31, 2024	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405
Net loss	—	—	—	—	—	—	—	(111,581)	—	(111,581)
Stock-based compensation	—	—	—	—	148,542	—	—	—	—	148,542
Vesting of shares	9,010,886	90	—	—	(90)	—	—	—	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $6,000	17,647,059	176	—	—	143,824	—	—	—	—	144,000
Issuance of common shares in connection with warrant redemptions	8,492,320	85	(8,500,000)	(1)	(84)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(28,891)	(28,891)
Balance at December 31, 2025	250,412,239	$2,504	10,000,000	$1	$1,992,257	(4,105,948)	$(17,653)	$(1,199,108)	$(53,526)	$724,475

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2025	2024	2023
Cash Flows from operating activities:
Net loss	$(111,581)	$(63,040)	$(85,534)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	70,519	72,572	77,308
(Gain) loss on disposal of assets	(33)	147	291
(Gain) loss on fair value remeasurement of contingent consideration	—	(1,024)	2,919
Stock-based compensation	148,542	54,475	35,318
Change in fair value of derivative warrant liabilities	—	—	534
Non-cash consideration, net	(2,461)	(2,283)	(684)
Non-cash interest expense, net	1,482	—	258
Non-cash lease expense	4,916	4,604	3,929
Loss on lease abandonment and impairment	195	—	—
Amortization of contract costs	1,426	1,280	1,009
Deferred income taxes	(7,068)	(2,724)	(444)
Allowance for expected credit losses	1,908	1,630	2,518
Gain from equity method investment	(3,657)	(3,727)	(3,106)
Loss on abandonment of assets	—	—	11,226
(Gain) loss on foreign currency remeasurement	(33,296)	9,238	(5,571)
Changes in operating assets and liabilities
Effect of business combinations	(4,399)	—	—
Accounts receivable	(44,296)	(15,860)	(32,489)
Contract assets	(26,726)	8,170	1,610
Prepaid expenses	(30,923)	(101)	(8,643)
Other current assets	(5,998)	(754)	1,156
Other assets	(1,475)	(1,014)	(1,495)
Accounts payable	75,585	(20,718)	22,065
Accrued expenses	31,345	22,841	(3,513)
Deferred revenue	23,711	27,603	906
Other current liabilities	2,021	(4,727)	(1,936)
Operating lease liabilities	(3,342)	(4,727)	(3,672)
Other liabilities	—	—	916
Net cash provided by operating activities	86,395	81,861	14,876
Cash flows from investing activities:
Purchases of property and equipment	(21,851)	(12,293)	(3,569)
Capitalization of internally developed software costs	(56,967)	(51,963)	(44,158)
Distributions from equity method investments	2,787	1,561	1,555
Purchases of intangible assets	(2,076)	—	(1,416)
Acquisition of business, net of cash acquired	(14,841)	—	—
Proceeds from disposal of assets	40	10	18
Net cash used in investing activities	(92,908)	(62,685)	(47,570)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—	—
Repayment of loans and mortgage	(21)	(22)	(21)
Proceeds from exercise of Public Warrants	—	—	6,812
Repayment of promissory notes	—	(7,575)	(7,387)
Net cash provided by (used in) financing activities	143,979	(7,597)	(596)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,854	(2,133)	63
Net increase (decrease) in cash, cash equivalents and restricted cash	145,320	9,446	(33,227)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793	159,020
Cash, cash equivalents and restricted cash at end of period	$280,559	$135,239	$125,793
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$3,967	$1,224	$8
Cash paid during the period for income taxes	$4,606	$2,478	$4,490
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$—	$10,157

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

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statements of operations within gain (loss) on foreign currency.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, purchase price allocation including fair value estimates of intangible assets and goodwill, revenue recognition, capitalization of internally developed software costs, and the valuation of other intangible assets. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.

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

As of December 31, 2025, one customer accounted for 12% of the Company's accounts receivable. As of December 31, 2024, one customer accounted for 12% of the Company’s accounts receivable.

As of December 31, 2025, two vendors accounted for 56% of the Company’s accounts payable. As of December 31, 2024, one vendor accounted for 68% of the Company’s accounts payable.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

Restricted Cash

Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in restricted cash, current and restricted cash, non-current, as applicable, on the consolidated balance sheets.

Restricted cash as of December 31, 2024 relates to a guarantee issued by the Company that served as collateral for certain obligations occurring in the normal course of business.

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

Inventory

Inventory mainly consists of video and other camera equipment for resale to customers. Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2025, 2024 and 2023. Inventory is included in other current assets in the consolidated balance sheets. As of December 31, 2025 and 2024, total inventory consisted of finished goods of $0.3 million and $0.5 million, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. The estimated useful lives of the Company’s assets are as follows:

Estimated Useful Lives
(years)
Buildings	50
Furniture and fixtures	4
IT equipment	3
Stadium equipment	5
Other equipment	10

For leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Other Intangible Assets

Other intangible assets are finite-lived intangible assets amortized on a straight-line basis over their estimated useful life of three years. Other intangibles represent the value to the Company of the incremental revenue growth that could potentially be obtained from deploying GeniusIQ technology on an exclusive basis in certain venues. The related amortization expense is classified in cost of revenue in the consolidated statements of operations.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, Intangibles—Goodwill and Other (“ASC 350”).

In accordance with ASC 350, Genius performs goodwill impairment testing at least annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. The Company has a single reporting unit.

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Impairment of Long-Lived Assets

Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2025, 2024 and 2023.

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

As of December 31, 2025 and 2024, the Company held investments in CFL Ventures and one other private company.

Genius Sports Limited

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

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis under ASC 820, Fair Value Measurements and Disclosures, include warrant liabilities and contingent consideration (see Note 18 – Fair Value Measurements for details). The Company also measures certain other instruments, including stock-based compensation awards and certain assets and liabilities acquired in a business combination at fair value on a nonrecurring basis. The determination of fair value involves the use of appropriate valuation methods and relevant inputs into valuation models. The fair value of the Company’s other assets and liabilities, which qualify as financial instruments under ASC 820, approximates the carrying amounts represented in the consolidated balance sheets.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Tracking, Analytics and Video Augmentation

The Company provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game. Customers generally contract for the combined output of the tracking service and the tracking data platform under a fixed fee arrangement. Customers access the Company’s tracking data platform through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software for the tracking data platform. The Company stands ready to provide tracking services and access to the tracking data platform on a continuous basis through the hosted service over the contract term. The tracking equipment is generally leased to customers in an operating lease arrangement, with equipment rental income accounted for under the scope of ASC 842, Leases rather than the ASC 606. Equipment rental income, if material, is disclosed separately as other revenue in Note 3 – Revenue.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

During the year ended December 31, 2025, the Company capitalized $1.4 million of costs to obtain contracts with customers and amortized $1.4 million. During the year ended December 31, 2024, the Company capitalized $1.6 million of costs to obtain contracts with customers and amortized $1.3 million. During the year ended December 31, 2023, the Company capitalized $1.1 million of costs to obtain contracts with customers and amortized $1.0 million. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of the Company’s products and services. These include but are not limited to expenses associated with data collection/procurement, third-party data rights, data production, server and bandwidth costs, client services, along with media and advertising costs directly associated with the Company’s media offerings. Cost of revenue also includes

Genius Sports Limited

Notes to Consolidated Financial Statements

costs of inventory, costs associated with personnel salaries and benefits, stock-based compensation, sales commissions, depreciation of property and equipment, amortization of internal use software, and amortization of acquired data rights, technology, marketing products, and other intangible assets.

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

Genius Sports Limited

Notes to Consolidated Financial Statements

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

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which is intended to provide a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for the Company for the annual and interim reporting periods beginning January 1, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for the Company for the annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the consolidated financial statements.

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for the Company for the annual reporting period beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-09 on January 1, 2025. The adoption of the standard resulted in enhanced income tax disclosures (see Note 19 – Income Taxes).

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 2. Business Combinations

Sports Innovation Lab Acquisition

On September 17, 2025, the Company acquired all outstanding equity interests in Sports Innovation Lab, Inc (“SIL”) for an aggregate consideration of $17.9 million including cash and contingent consideration of $14.3 million and $3.6 million, respectively. SIL, based in Boston, Massachusetts, is a fan intelligence and data analytics company that empowers brands, agencies, and sports organizations to understand and engage modern sports audiences. The Company incurred preliminary transaction costs of $1.9 million in connection with the acquisition of SIL which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on preliminary estimated fair values, the Company recorded $6.5 million of newly acquired intangible Technology assets and $12.0 million of goodwill. The goodwill is not deductible for U.S. income tax purposes.

Note 3. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Year Ended December 31,
	2025	2024	2023
Revenue by Product Line
Betting Technology, Content and Services	$471,531	$354,856	$274,235
Media Technology, Content and Services	144,463	105,313	91,605
Sports Technology and Services	53,495	50,725	47,137
Total	$669,489	$510,894	$412,977

Revenues by Major Customers

One customer accounted for 13% of revenue in the year ended December 31, 2025. One customer accounted for 13% of revenue in the year ended December 31, 2024. No customers accounted for more than 10% of revenue in the year ended December 31, 2023.

Revenue from Other Sources

For the years ended December 31, 2025, 2024 and 2023, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

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

Revenue allocated to remaining performance obligations was $515.7 million as of December 31, 2025. The Company expects to recognize approximately 56% in revenue within one year, and the remainder within the next 13–84 months.

During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue of $126.1 million, $102.3 million, and $80.9 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 6 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when

Genius Sports Limited

Notes to Consolidated Financial Statements

revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of December 31, 2025, the Company had $57.4 million of contract assets and $97.1 million of contract liabilities, recognized as deferred revenue. As of December 31, 2024, the Company had $30.6 million of contract assets and $73.4 million of contract liabilities, recognized as deferred revenue. As of December 31, 2023, the Company had $38.8 million of contract assets and $44.3 million of contract liabilities, recognized as deferred revenue.

The $26.8 million increase in contract assets as compared to the balance of $30.6 million as of December 31, 2024 is primarily due to Betting Technology, Content and Services and Media Technology, Content and Services revenues. The $23.7 million increase in deferred revenue as compared to the balance of $73.4 million as of December 31, 2024 is primarily due to Betting Technology, Content and Services and Media Technology, Content and Services revenues.

The Company recognized revenue of $73.1 million, $43.8 million and $40.9 million in the years ended December 31, 2025, 2024 and 2023, respectively from the deferred revenue beginning balance in each period.

Note 4. Segment Information

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

Revenue, significant segment expenses, and net loss provided to the CODM are as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Revenue	$669,489	$510,894	$412,977
Data and streaming rights	(246,516)	(188,053)	(153,802)
Media direct costs	(76,306)	(55,230)	(39,913)
Other direct variable costs	(59,074)	(54,839)	(57,367)
Employee expenses	(159,088)	(138,021)	(120,382)
Capitalized software development costs	56,967	51,963	44,158
Overhead costs	(105,576)	(54,678)	(43,704)
Other segment items (1)	(191,477)	(135,076)	(127,501)
Net loss	$(111,581)	$(63,040)	$(85,534)

(1)
Other segment items include transaction expenses, stock-based compensation, amortization of internally developed software costs, other depreciation and amortization, interest (expense) income, net, gain (loss) on fair value remeasurement of contingent consideration, change in fair value of derivative warrant liabilities, loss on abandonment of assets, gain (loss) on foreign currency, income tax benefit (expense), gain from equity method investment and gain (loss) on disposal of assets

Genius Sports Limited

Notes to Consolidated Financial Statements

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Year Ended December 31,
	2025	2024	2023
Revenue by geographical market:
Americas	$315,944	$224,587	$169,149
Europe	312,341	255,507	222,415
Rest of the world	41,204	30,800	21,413
Total	$669,489	$510,894	$412,977

In the year ended December 31, 2025, the United States of America and Gibraltar represented 41% and 13% of total revenue, respectively. In the year ended December 31, 2024, the United States of America, Gibraltar and the United Kingdom represented 37%, 14% and 11% of total revenue, respectively. In the year ended December 31, 2023, the United States of America, Gibraltar and Malta represented 33%, 13%, and 10% of total revenue, respectively. No other countries represented more than 10% of revenues.

The following is a summary of long-lived assets, including property and equipment, net and operating lease right-of-use assets, within geographic areas (in thousands):

	December 31,	December 31,
	2025	2024
Long-lived assets by geographic region:
United States of America	$29,123	$6,768
Italy	12,248	4,243
United Kingdom	11,451	7,575
Colombia	3,696	4,174
Bulgaria	1,547	2,223
Rest of the world	2,578	1,521
Total	$60,643	$26,504

Note 5. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of December 31, 2025 and December 31, 2024 are as follows (in thousands):

	December 31,	December 31,
	2025	2024
Cash and cash equivalents	$280,559	$110,213
Restricted cash, current	—	25,026
Cash, cash equivalents and restricted cash	$280,559	$135,239

Restricted cash related to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million ($25.0 million) as of December 31, 2024.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 6. Accounts Receivable, Net

As of December 31, 2025, accounts receivable, net consisted of accounts receivable of $135.8 million less allowance for credit losses of $5.5 million. As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $90.5 million less allowance for credit losses of $5.0 million.

The movement in the allowance for credit losses during the year are as follows:

	2025	2024	2023
Beginning balance – January 1	$4,974	$5,136	$2,486
Provision for expected credit losses	2,150	1,551	2,993
Write-offs, net of recoveries	(1,633)	(1,709)	(518)
Foreign currency translation adjustments	20	(4)	175
Ending balance – December 31	$5,511	$4,974	$5,136

Note 7. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,	December 31,
	2025	2024
Buildings	$3,844	$1,901
Furniture and fixtures	3,296	2,355
IT equipment	12,923	17,846
Stadium equipment	37,583	14,776
Other equipment	1,457	2,154
Total property and equipment	$59,103	$39,032
Less: accumulated depreciation	26,781	20,016
Property and equipment, net	$32,322	$19,016

Depreciation expense related to property and equipment was $8.0 million, $6.5 million, and $5.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8. Intangible Assets, Net

Intangible assets subject to amortization as of December 31, 2025 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	3	$67,064	$49,180	$17,884
Marketing products	8	59,099	45,998	13,101
Technology	3	115,846	107,722	8,124
Capitalized software	2	263,101	180,357	82,744
Other intangible assets	3	25,470	3,120	22,350
Total intangible assets		$530,580	$386,377	$144,203

Genius Sports Limited

Notes to Consolidated Financial Statements

Intangible assets subject to amortization as of December 31, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$42,474	$24,590
Marketing products	9	59,099	44,365	14,734
Technology	2	107,279	106,399	880
Capitalized software	2	206,003	130,668	75,335
Total intangible assets		$439,445	$323,906	$115,539

Amortization expense was $62.5 million, $66.1 million, and $72.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2026	$63,602
2027	47,449
2028	25,715
2029	1,632
2030	1,632
Thereafter	4,173
Total	$144,203

Note 9. Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2023	$326,011
Balance as of December 31, 2024	$326,011
Goodwill acquired	12,038
Balance as of December 31, 2025	$338,049

No impairment of goodwill was recognized for the years ended December 31, 2025, 2024 and 2023.

Note 10. Investments

Investments as of December 31, 2025 and December 31, 2024 are as follows (in thousands):

	December 31,	December 31,
	2025	2024
Equity method investments	$32,433	$31,565
Equity investments without readily determinable fair values	152	152
Total investments	$32,585	$31,717

Genius Sports Limited

Notes to Consolidated Financial Statements

Equity Method Investments

CFL Ventures

On December 10, 2021, the Company announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius Sports has exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the English Premier League and NFL Enterprises LLC (“NFL”), among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL agreed that Genius Sports will acquire a 6.2% minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.

In assessing the Company’s minority equity interest in CFL Ventures, the Company has determined it has significant influence over the entity despite holding an equity interest of less than 20%.

The Company recorded a gain from equity method investment in CFL Ventures of $3.7 million, $3.7 million and $3.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company received distributions from CFL Ventures of $2.8 million, $1.6 million and $1.6 million in the years ended December 31, 2025, 2024 and 2023, respectively.

In the year ended December 31, 2024, the Company received an additional 1% equity stake in CFL Ventures, resulting in an increase of equity method investments of $3.5 million. As of December 31, 2025, the Company has a 7.2% minority equity stake in CFL Ventures.

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

The Company reassesses at each reporting period whether the equity investment without a readily determinable fair value qualifies to be measured using the cost, less impairment alternative. When the equity investment has a readily determinable fair value, it will be measured at fair value through net income.

As of December 31, 2025, the equity investment remains measured at cost, less impairment. The Company made an additional investment of less than $0.1 million during the year ended December 31, 2024. No other increase or decrease has been recognized during the years ended December 31, 2025, 2024 and 2023.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 11. Other Assets

Other assets (current and long-term) as of December 31, 2025 and December 31, 2024 are as follows (in thousands):

	December 31,	December 31,
	2025	2024
Other current assets:
Inventory	$284	$482
Contract costs	1,140	1,104
Non-trade receivables	2,528	51
Other tax receivable	2,855	2,855
Sales tax receivable	3,498	1,101
Corporate tax receivable	4,971	4,309
Total other current assets	$15,276	$9,902
Other assets:
Withholding tax receivable	$824	$572
Contract costs	1,062	1,147
Security deposit	1,595	987
Total other assets	$3,481	$2,706

Note 12. Debt

The following table summarizes outstanding debt balances as of December 31, 2025 and December 31, 2024 (in thousands):

	Date of	Maturity	Effective	December 31,	December 31,
Instrument	Issuance	Date	Interest Rate	2025	2024
Genius Sports Italy Srl Mortgage	December 2010	December 2025	3.5%	$—	$19
				$—	$19
Less current portion of debt				—	(19)
Non-current portion of debt				$—	$—

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to zero as of December 31, 2025, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan. The loan was repaid in the fourth quarter of fiscal year 2025.

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

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of December 31, 2025 the Company was in compliance with all applicable covenants.

Genius Sports Limited

Notes to Consolidated Financial Statements

During the second and third quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($61.9 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($123.8 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of December 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under the Credit Agreement. As of December 31, 2025, the available facility value was $56.2 million.

Interest Expense

Interest expense was $5.4 million, $1.3 million, and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 13. Derivative Warrant Liabilities

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

For the year ended December 31, 2023, a loss of $0.5 million was recognized from the change in fair value of the Public Warrants in the Company’s consolidated statements of operations.

Genius Sports Limited

Notes to Consolidated Financial Statements

Note 14. Other Liabilities

Other current liabilities as of December 31, 2025 and December 31, 2024 are as follows (in thousands):

	December 31,	December 31,
	2025	2024
Other current liabilities:
Contingent consideration	$—	$413
Deferred consideration	—	6,031
Sales tax payable	786	727
Corporate tax payable	1,276	1,295
Legal provisions	4,800	—
Other payables	13,636	861
Total other current liabilities	$20,498	$9,327
Other liabilities:
Deferred consideration	$389	$—
Contingent consideration	3,611	—
Other payables	16,272	—
Total other liabilities	$20,272	$—

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

As of December 31, 2025, the Company had unlimited Common Shares authorized, 250,412,239 shares issued and 246,306,291 shares outstanding. As of December 31, 2024, the Company had unlimited Common Shares authorized and 215,261,974 shares issued and 211,156,026 shares outstanding.

Treasury Stock

During the year ended December 31, 2023, the Company retained 4,105,948 ordinary shares as Treasury Stock, as part of the Exercise and Consent Solicitation of the Company’s outstanding public warrants. See Note 13 – Derivative Warrant Liabilities. As of December 31, 2025 and 2024, the Company held 4,105,948 treasury shares.

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

As of December 31, 2025, the Company had 22,500,000 B Shares authorized and 10,000,000 B Shares issued and outstanding. As of December 31, 2024, the Company had 22,500,000 B Shares authorized and 18,500,000 B Shares issued and outstanding.

Note 16. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Vested warrants issued to the NFL are included in adjusted weighted average common stock outstanding as they can be converted to ordinary shares of the Company for an exercise price of $0.01 per warrant share. The B Shares, issued

Genius Sports Limited

Notes to Consolidated Financial Statements

in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands except share and per share data):

	Year Ended December 31,
	2025	2024	2023
Net loss attributable to common stockholders – basic and diluted	$(111,581)	$(63,040)	$(85,534)
Shares used in computation:
Weighted average common stock outstanding	238,711,227	211,009,169	208,121,980
Vested warrants issued to NFL to purchase common stock	16,046,575	18,500,000	17,760,274
Adjusted weighted average common stock outstanding – basic and diluted	254,757,802	229,509,169	225,882,254
Loss per share attributable to common stockholders – basic and diluted	$(0.44)	$(0.27)	$(0.38)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2025	2024	2023
Stock options to purchase common stock	—	37,476	117,529
Unvested restricted shares	—	1,474,191	1,757,495
Unvested warrants issued to NFL to purchase common stock	5,000,000	—	—
Unvested equity-settled restricted share units	6,250,728	6,665,511	5,162,177
Unvested equity-settled performance-based restricted share units	21,397,787	12,636,379	9,550,502
Total	32,648,515	20,813,557	16,587,703

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

Genius Sports Limited

Notes to Consolidated Financial Statements

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected participants from April 20, 2024 and April 20, 2025, to April 20, 2026, resulting in an increase in related compensation cost of $3.7 million, recognized in the year ended December 31, 2024.

A summary of the Company’s overall restricted shares activities for the year ended December 31, 2025 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2024	1,474,191	$9.64
Vested	(1,472,053)	$9.64
Forfeited	(2,138)	$9.64
Unvested restricted shares as of December 31, 2025	—	$—

The compensation cost recognized for the restricted shares during the years ended December 31, 2025, 2024 and 2023 was zero, $4.6 million, and $5.5 million, respectively.

As of December 31, 2025, there is no unrecognized compensation cost related to the restricted shares.

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

A summary of the Company’s options activity for the year ended December 31, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2024	37,476	$10.00	1.3	$—
Forfeited	(14,469)	$10.00
Expired	(23,007)	$10.00
Outstanding as of December 31, 2025	—	$—	—	$—
Exercisable as of December 31, 2025	—
Unvested as of December 31, 2025	—

The compensation cost recognized for options during the years ended December 31, 2025, 2024 and 2023 was $0.2 million, $0.6 million, and $0.6 million, respectively. The total fair value of options that vested during the year ended December 31, 2025 was $0.2 million.

On November 10, 2025, the Company cancelled and settled all outstanding options for a cash payment of $0.3 million. The Company recorded an additional compensation cost of less than $0.1 million. As of December 31, 2025 there were zero outstanding, exercisable or unvested options, and no unrecognized stock-based compensation expense related to the stock options.

Genius Sports Limited

Notes to Consolidated Financial Statements

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

2023 Employee Incentive Grants

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

2024 Employee Incentive Grants

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

2025 Employee Incentive Grants

On April 10, 2025, (“2025 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2025 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

On May 13, 2025, the Board of Directors granted employees RSUs, vesting after one year, and subject to a service condition.

On May 15, 2025 and May 20, 2025, the Board of Directors granted employees PSUs, vesting either annually over three years, or over three years, subject to a service condition, and performance conditions related to the Company’s revenue growth.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

Genius Sports Limited

Notes to Consolidated Financial Statements

A summary of the Company’s Equity-settled Restricted Share Units activity for the year ended December 31, 2025 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2024	6,665,511	$5.50
Granted	3,279,410	$10.09
Forfeited	(642,150)	$6.57
Vested	(3,052,043)	$5.63
Unvested RSUs as of December 31, 2025	6,250,728	$7.73

The compensation cost recognized for RSUs during the years ended December 31, 2025, 2024 and 2023 was $23.8 million, $16.2 million and $10.4 million, respectively.

As of December 31, 2025, the Company had $25.5 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the consolidated balance sheets of $0.6 million and $0.5 million as of December 31, 2025 and December 31, 2024, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the year ended December 31, 2025 is as follows:

	Number of Cash-settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2024	94,279	$5.38
Granted	37,016	$9.73
Forfeited	(1,672)	$5.44
Vested	(41,324)	$5.28
Unvested Cash-settled RSUs as of December 31, 2025	88,299	$7.25

The compensation cost recognized for Cash-settled RSUs during the years ended December 31, 2025, 2024 and 2023 was $0.5 million, $0.5 million and $0.2 million, respectively.

As of December 31, 2025, the Company had $0.4 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Genius Sports Limited

Notes to Consolidated Financial Statements

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at between 0% – 150% of the number of awards granted depending on achievement the performance goals but remain subject to vesting for the full three-year service period.

During the first quarter of fiscal year 2025, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2023 was confirmed as 127% and 150%, respectively, resulting in an increase in related compensation cost of $7.4 million. The compensation cost recognized for PSUs granted in 2023 increased by $7.4 million during the year ended December 31, 2025.

During the second and third quarter of fiscal year 2025, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2024 was adjusted to reflect estimated achievement of 150% and 150%, respectively, resulting in an increase in related compensation cost of $8.7 million. The compensation cost recognized for PSUs granted in 2024 increased by $5.8 million during the year ended December 31, 2025.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the year ended December 31, 2025 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2024	12,636,379	$5.37
Granted	12,550,859	$9.98
Forfeited	697,339	$4.30
Vested	(4,486,790)	$5.36
Unvested PSUs as of December 31, 2025	21,397,787	$8.05

The compensation cost recognized for PSUs during the years ended December 31, 2025, 2024 and 2023 was $72.6 million, $32.6 million and $12.8 million, respectively.

As of December 31, 2025, the Company had $86.1 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches, ending on April 1, 2023. Additionally, each warrant was issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled. The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended

Genius Sports Limited

Notes to Consolidated Financial Statements

License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029. The additional warrants were not issued with any B Shares. The grant date fair value of the warrants is estimated to be equal to the closing price of the Company’s common stock of $9.48, as of the grant date on June 6, 2025.

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

A summary of the Company’s warrants activity for the year ended December 31, 2025 is as follows:

Number of Warrants
Outstanding as of December 31, 2024	18,500,000
Issued	9,500,000
Exercised	(8,500,000)
Outstanding as of December 31, 2025	19,500,000

The cost recognized for the warrants during the years ended December 31, 2025, 2024 and 2023 was $52.3 million, zero, and $5.9 million, respectively. As of December 31, 2025, the Company had $37.8 million of unrecognized stock-based compensation expense related to the warrants. This cost is expected to be recognized over a weighted-average period of 2.3 years. During the years ended December 31, 2025, 2024 and 2023, a total of 4,500,000, zero, and 3,000,000 warrants vested, respectively.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Year Ended December 31,

	2025	2024	2023
Cost of revenue	$52,573	$560	$6,342
Sales and marketing	9,130	4,257	3,060
Research and development	9,915	5,871	3,630
General and administrative	77,712	43,787	22,286
Total	$149,330	$54,475	$35,318

Note 18. Fair Value Measurements

Contingent consideration is classified as a Level 3 financial instrument. The fair value of contingent consideration relating to the SIL business combination was determined based on the maximum potential payout, as the Company expects all thresholds to be met or exceeded. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

The contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”) was settled during the first quarter of fiscal year 2025.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$3,611	$3,611
Total liabilities	$—	$—	$3,611	$3,611

Genius Sports Limited

Notes to Consolidated Financial Statements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$413	$413
Total liabilities	$—	$—	$413	$413

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

	2025	2024
Beginning balance – January 1	$413	$4,854
Additions (1)	3,611	—
Contingent consideration payments	(426)	(191)
Gain on fair value remeasurement of contingent consideration (2)	—	(1,024)
Reclassification (3)	—	(2,917)
Foreign currency translation adjustments	13	(309)
Ending balance – December 31	$3,611	$413

(1)
Additions represent contingent consideration liabilities arising from the SIL acquisition (refer to Note 2 – Business Combinations) in the third quarter of fiscal year 2025.
(2)
Gain on fair value remeasurement of contingent consideration mainly relates to the Spirable acquisition for the year ended December 31, 2024.
(3)
During the fourth quarter of fiscal year 2024, the obligation in relation to the Spirable acquisition ceased to be contingent on any service period or performance targets, and was reclassified to deferred consideration.

As of December 31, 2025, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 19. Income Taxes

The UK and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2025	2024	2023
UK	$(97,268)	$(38,759)	$928
Foreign	(20,466)	(27,499)	(84,228)
Loss before income taxes	$(117,734)	$(66,258)	$(83,300)

The components of the Company’s income tax benefit (expense) consisted of the following (in thousands):

	Year Ended December 31,
	2025	2024	2023
Current:
UK	$—	$(1,736)	$(1,260)
Foreign	(4,572)	(1,497)	(4,524)
Current tax expense	(4,572)	(3,233)	(5,784)
Deferred:
UK	6,219	5,464	—
Foreign	849	(2,740)	444
Deferred tax benefit	7,068	2,724	444
Total	$2,496	$(509)	$(5,340)

Genius Sports Limited

Notes to Consolidated Financial Statements

Reconciliation between the effective tax rate on loss from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2025
	Amount	Percent
United Kingdom provision at statutory rate	$29,434	25.0%
Foreign Tax Effects
United States of America
Changes in valuation allowances	(7,320)	(6.2)
Other	(1,127)	(1.0)
Other foreign jurisdictions	(847)	(0.7)
Changes in valuation allowances	(7,995)	(6.8)
Nontaxable or nondeductible items
Nondeductible transaction expenses	(1,932)	(1.6)
Nondeductible professional fees	(1,750)	(1.5)
Other adjustments
Taxable statutory foreign exchange gains	(5,967)	(5.1)
Effective tax rate	$2,496	2.1%

The Company’s effective tax rates differ from the UK statutory rate primarily due to the change in valuation allowance, taxable statutory foreign exchange gains, and expenses not deductible for tax purpose.

Income taxes paid (net of refunds received) disaggregated by jurisdiction are as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
UK	$—	$—	$—
Foreign jurisdictions:
United States of America	827	1,032	19
Colombia	787	226	2,284
Canada	780	245	321
Australia	658	640	(10)
Italy	503	—	1,678
Denmark	412	—	1
Bulgaria	286	200	110
Lithuania	249	107	68
Other jurisdictions	104	28	19
Total	$4,606	$2,478	$4,490

Genius Sports Limited

Notes to Consolidated Financial Statements

The Company’s deferred income tax assets and liabilities as of December 31, 2025, and 2024 are as follows (in thousands):

	December 31,	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forward	$192,179	$98,852
Property and equipment	—	(74)
Stock-based compensation	52,544	154,631
Capitalized research & experimental expenditures	9,568	—
Other	5,304	12,777
Deferred tax assets before valuation allowance	259,595	266,186
Valuation allowance	(226,015)	(244,310)
Deferred tax assets, net of valuation allowance	33,580	21,876
Deferred tax liabilities:
Outside basis difference	—	2,308
Undistributed profit	2,891	—
Property and equipment	78	—
Intangible assets	36,154	32,178
Deferred tax liabilities	39,123	34,486
Net deferred tax liabilities	$(5,543)	$(12,610)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its deferred tax assets of $226.0 million as of December 31, 2025 and a valuation allowance on its deferred tax assets of $244.3 million as of December 31, 2024.

As of December 31, 2025, the Company had $72.7 million of UK net operating loss carryforwards available to reduce future taxable income. All of the UK net operating losses will be carried forward indefinitely for UK tax purposes. As of December 31, 2025, the Company had $119.5 million of overseas net operating loss carryforwards available to reduce future taxable income. Overseas net operating losses will be carried forward indefinitely for the tax purposes in each jurisdiction.

The Company had no uncertain tax positions for the years ended December 31, 2025 and 2024.

Disclosures Related to Periods Prior to Adoption of ASU 2023-09

Reconciliation between the effective tax rate on loss from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2024	2023
UK provision at statutory rate	25.0%	23.5%
Expenses not deductible for tax purposes	1.5	(3.8)
Return to provision	0.6	(2.0)
Foreign rate difference	0.3	0.9
Change in valuation allowance	(28.2)	(25.0)
Effective tax rate	(0.8)%	(6.4)%

Note 20. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of leases, the Company does not assume renewals in the determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2025, the Company’s lease agreements typically have terms not exceeding seven years.

Genius Sports Limited

Notes to Consolidated Financial Statements

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Year Ended December 31,
	2025	2024	2023
Operating lease cost	$6,530	$4,504	$4,450
Short term lease cost	714	969	882
Variable lease cost	609	587	352
Sublease income	(348)	(36)	(582)
Total lease cost	$7,505	$6,024	$5,102

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,342	$4,727	$3,672
Right-of-use assets obtained in exchange for new operating lease liabilities	25,700	4,887	3,695
Weighted-average remaining lease term (in years):
Operating leases	5.8	3.2	2.2
Weighted-average discount rate:
Operating leases	7.1%	9.4%	5.5%

During the year ended December 31, 2025, the Company entered into long-term leases for additional office space in (i) New York, United States of America, (ii) Los Angeles, United States of America, (iii) Lausanne, Switzerland and (iv) Singapore, and extended an existing lease for office space in London, United Kingdom and Shanghai, China, resulting in additional liabilities of $16.4 million, $7.5 million, $1.2 million, $0.1 million, $0.2 million and $0.1 million, respectively. During the year ended December 31, 2024, the Company (i) exercised a renewal option for office space and entered into a long-term lease for additional office space in Medellín, Colombia, (ii) extended an existing lease for office space in Sofia, Bulgaria, (iii) entered into a long-term lease for additional office space in Tallinn, Estonia and (iv) extended an existing lease for office space in Lausanne, Switzerland, resulting in additional liabilities of $2.7 million, $1.5 million, $0.6 million and $0.3 million, respectively. During the year ended December 31, 2023, the Company entered into long-term leases for office space in New York, United States of America and London, United Kingdom resulting in additional lease liabilities of $2.5 million and $1.1 million, respectively.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of December 31, 2025, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2026	$6,919
2027	6,168
2028	5,971
2029	5,412
2030	4,711
Thereafter	8,358
Total minimum lease payments	37,539
Less: Imputed interest	(7,044)
Present value of lease liabilities	$30,495

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

As of December 31, 2025, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2026	$331,078
2027	366,235
2028	397,126
2029	325,668
2030	90,384
Thereafter	2,191
Total	$1,512,682

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud infrastructure arrangements. Total purchase obligations under these services contracts are $96.5 million as of December 31, 2025, with approximately $34.9 million due within one year and the remaining due by 2030.

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

Sportscastr Litigation

On October 5, 2023, Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 14, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. Trial for the patent infringement claim is listed to take place in April 2026. The Company is defending all claims. This litigation is currently ongoing, and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023, a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded. On October 10, 2025, the parties informed the Court that they have reached a settlement of all claims, which must be reviewed and approved by the Court. Following Court approval, and in satisfaction of its indemnification obligations, the Company will make a payment on behalf of the indemnified defendants towards the agreed settlement. The expected settlement contribution is included within other current liabilities as of December 31, 2025.

Volleystation Litigation

On December 23, 2024 the Company issued a claim in the Circuit Court of Warsaw, Intellectual Property Division, Poland against

Genius Sports Limited

Notes to Consolidated Financial Statements

Volleystation sp z.o.o. The claim alleges copyright infringement of the creative structure of a database the Company developed to collect and collate match data from volleyball matches in its software. A defense has been filed to the claim. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. See Note 12 – Debt.

Note 22. Employee Benefit Plan

The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $7.9 million, $6.7 million, and $1.9 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Note 23. Related Party Transactions

The Company made payments of $0.2 million, $0.2 million, and $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company recognized revenue of $2.5 million, $2.3 million, and $0.7 million for the years ended December 31, 2025, 2024 and 2023, respectively from CFL Ventures, in which the Company has a minority interest.

In the year ended December 31, 2025, the Company granted 103,221 RSUs to five members of the board of directors, vesting in December 2026. In the year ended December 31, 2024, the Company granted 236,197 RSUs to six current and former members of the board of directors, vesting between March 2025 and December 2025. In the year ended December 31, 2023, the Company granted 102,386 RSUs to four current and former members of the board of directors, vesting between March 2024 and July 2024.

The Company recognized compensation cost of $1.3 million, $0.7 million, and $0.6 million during the years ended December 31, 2025, 2024 and 2023, respectively, in general and administrative expense in the consolidated statements of operations for awards granted to independent members of the board of directors.

Note 24. Subsequent Events

Legend Acquisition

On February 5, 2026, Genius, Lion Bidco Limited, a wholly-owned subsidiary of Genius (the “Buyer”), Epos Capital Ltd (the “Seller”), Nicholas Kisberg (together with the Seller, the “Seller Parties”) and Zeal Ltd (“Legend”) entered into a Share Purchase Agreement (the “Agreement”) pursuant to which the Buyer agreed to acquire the entire issued share capital of Legend. Pursuant to the terms of the Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Agreement, the aggregate consideration (the “Transaction Consideration”) payable by the Buyer to the Seller shall consist of:

•
$800,000,000 to be paid solely in cash at the closing of the acquisition (the “Closing”), subject to certain customary adjustments related to cash, indebtedness and other debt-like items, working capital and phantom-based awards and options granted under the Zeal Ltd Global Long Term Incentive Plan (the “Legend LTIP”);
•
a number of ordinary shares of Genius to be issued at Closing equal to $100,000,000 divided by the 30 trading-day volume weighted average of the per share trading price of Ordinary Shares (“30-Day VWAP”) ending on (and including) the trading day immediately prior to the date of the Agreement (such shares, the “Completion Stock”);
•
up to $300,000,000, payable in two tranches, each of up to $150,000,000, subject to certain adjustments related to phantom-based awards and options granted under the Legend LTIP, in earn-out consideration to be paid in cash or Genius ordinary Shares (such shares (if issued), the “Tranche 1 Earn-Out Stock” and “Tranche 2 Earn-Out Stock,” respectively), at the Buyer’s election, following the first and second anniversaries of Closing; provided that certain performance targets for Legend and its subsidiaries in respect of each such 12-month period, respectively, are achieved and the issuance of Tranche 1 Earn-Out Stock and Tranche 2 Earn-Out Stock is not required to be postponed or accelerated in accordance with the terms of the Agreement. If elected by the Buyer to be paid in shares, the Tranche 1 Earn-Out Stock and the Tranche 2 Earn-Out Stock will be determined based on the 30-day VWAP ending on (and including) the trading day immediately prior to the date on which the relevant stock is issued.

Genius Sports Limited

Notes to Consolidated Financial Statements

The payment of the Transaction Consideration is subject to the terms and conditions of, and further adjustments as set forth in, the Agreement. The completion of the acquisition is subject to the satisfaction of customary closing conditions, including, among other things, the expiration or termination of the waiting period pursuant to the Hart-Scott Rodino Act.

The Agreement may be terminated under certain circumstances, including, but not limited to, if the closing conditions are not all satisfied or waived by 11:59 p.m. (London time) on the date falling nine months after the date of the Agreement or such later time and date as may be agreed in writing between the Seller and the Buyer.

Financing Commitment

On February 5, 2026, in connection with the execution of the Agreement, Genius entered into a commitment letter with Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide, subject to the satisfaction of customary closing conditions, a senior secured term loan facility in an amount up to $850 million and senior secured revolving credit facility in an amount up to $220 million, in an aggregate principal amount of up to $1.07 billion.